Form 20-F
period 2007-12-31
Simcere Pharmaceutical Group
filed 2008-06-24
CIK 1384360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-33398

Simcere Pharmaceutical Group

(Exact name of Registrant as specified in its charter)
N/A

(Translation of Registrant’s name into English)
Cayman Islands

(Jurisdiction of incorporation or organization)
No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China

(Address of principal executive offices)
Zhigang Zhao
Chief Financial Officer
No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
Tel: (86) 25 8556 6666 x 8818
Fax: (86) 25 8547 7666
E-mail: zhaozhigang@simcere.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Securities	Name of Each Exchange on Which Registered

American Depositary Shares, each representing two ordinary shares, par value $0.01 per share	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 125,006,200 ordinary shares, par value $0.01 per share, as of December 31, 2007
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☑
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
     U.S. GAAP ☑
     International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
     Other ☐
     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
     (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

INTRODUCTION

1

INTRODUCTION
     Unless otherwise indicated, references in this annual report on Form 20-F to:
•	“$“and “U.S. dollars” refer to the legal currency of the United States;

•	“ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each of which represents two ordinary shares;

•	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” refer to our ordinary shares, par value $0.01 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“we,” “us,” “our company” and “our” refer to Simcere Pharmaceutical Group, its predecessor entities and its consolidated subsidiaries.
     This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007.
     We and certain selling shareholders of our company completed the initial public offering of 15,625,000 ADSs, each representing two ordinary shares, in April 2007. On April 20, 2007, we listed our ADSs on the New York Stock Exchange under the symbol “SCR.”

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected Financial Data
     The selected data presented below under the captions “Selected Consolidated Statement of Earnings data” and “Selected Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2007, are derived from our consolidated financial statements. Our consolidated financial statements as of December 31, 2006 and 2007 and for each of the years in the three-year period ended December 31, 2007, which have been audited by an independent registered public accounting firm, and the report thereon, are included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statement of Earnings Data
Total revenues(1)	465,818	564,198	737,014	950,606	1,368,748	187,638
Gross profit	321,756	410,403	565,940	760,046	1,127,667	154,589

Research and development expenses	(11,716)	(19,907)	(16,288)	(34,289)	(68,295)	(9,362)
Sales, marketing and distribution expenses	(192,751)	(230,865)	(312,426)	(442,757)	(634,449)	(86,975)
General and administrative expenses	(84,840)	(77,593)	(87,139)	(98,249)	(161,061)	(22,080)
Income from operations	32,449	82,038	150,087	184,751	263,862	36,172
Foreign currency exchange gains	—	—	—	—	24,670	3,382
Other Income(1)	—	—	—	—	20,526	2,814
Net income(2) (3)	24,390	46,245	102,745	172,258	301,261	41,300

Earnings per share — basic	0.35	0.67	1.49	1.86	2.56	0.35
Earnings per share — diluted	0.35	0.67	1.49	1.86	2.48	0.34

Earnings per ADS — basic	0.70	1.34	2.98	3.72	5.13	0.70
Earnings per ADS — diluted	0.70	1.34	2.98	3.72	4.95	0.68

Basic weighted average number of shares	69,000,000	69,000,000	69,000,000	92,695,890	117,534,566	117,534,566
Diluted weighted average number of shares	69,000,000	69,000,000	69,000,000	92,695,890	121,667,507	121,667,507

(1)	Total revenues include product revenues and other revenue. In 2007, in the Form 6-K furnished with the SEC on August 7, 2007 for the quarter ended June 30, 2007, an incentive payment of RMB20.5 million ($2.8 million) we received from our depositary in connection with the establishment of the ADR program following our initial public offering was erroneously classified as part of other revenue. Such incentive payment is reclassified as other income other than income from operations.

(2)	In 2007, the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering had the effect of increasing our net income by RMB20.5 million ($2.8 million) or RMB0.17 ($0.02) per share on a basic basis and a diluted basis or RMB0.35 ($0.05) per ADS on a basic basis and RMB0.34 ($0.05) per ADS on a diluted basis.

(3)	In 2007, four of our operating subsidiaries were eligible for certain exemptions from income tax, three of which expired at the end of 2007. The effect of the income tax exemptions increased our net income for 2006 and 2007 by RMB38.8 million (RMB0.42 per share) and RMB62.9 million ($8.6 million) (RMB0.54 ($0.07) per share), respectively. Prior to 2006, there were no tax exemptions in place.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in percentages)
Other Consolidated Financial Data
Gross margin	69.1	72.7	76.8	80.0	82.4
Operating margin	7.0	14.5	20.4	19.5	19.3
Net margin	5.2	8.2	13.9	18.2	22.0

	As of December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	61,193	102,672	90,060	106,027	497,352	68,181
Short-term investments	—	—	—	—	470,000	64,431
Accounts receivable, net of allowance for doubtful accounts	95,884	67,459	83,393	61,723	167,786	23,001
Inventories	32,031	27,878	40,293	39,483	65,241	8,944
Amounts due from related parties	79,576	39,890	85,575	434	7,503	1,029
Total current assets	334,609	322,446	391,461	411,429	1,557,153	213,467
Property, plant and equipment, less accumulated depreciation	123,173	119,558	125,365	267,054	374,058	51,279
Intangible assets, net	20,310	18,020	15,731	163,148	251,221	34,439
Goodwill	13,814	13,814	13,814	100,634	161,496	22,139
Total assets	519,019	581,041	621,227	1,034,547	2,472,208	338,910
Short-term bank loans and borrowings	246,330	293,000	171,000	333,000	29,000	3,976
Amounts due to related parties	15,045	12,908	78,153	1,352	—	—
Total current liabilities	385,882	456,747	421,185	568,173	342,637	46,971
Total shareholders’ equity	108,437	119,990	192,537	442,740	1,983,816	271,957
Exchange Rate Information
     This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on Monday, December 31, 2007, which was RMB7.2946 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information. D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On June 20, 2008, the noon buying rate was RMB6.8796 to $1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
	Period
Period	End	Average(1)	High	Low
	(RMB per $1.00)
2003	8.2767	8.2772	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
December	7.2946	7.3682	7.2946	7.4120
2008
January	7.1818	7.2405	7.1818	7.2946
February	7.1115	7.1644	7.1100	7.1973
March	7.0120	7.0722	7.0105	7.1110
April	6.9870	6.9997	6.9840	7.0185
May	6.9400	6.9725	6.9377	7.0000
June (through June 20)	6.8796	6.9129	6.8770	6.9633

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness

     Not Applicable.
C. Reasons for the Offer and Use of Proceeds
     Not Applicable.
D. Risk Factors
Risks Related to Our Company
Our products and product candidates may not achieve or maintain widespread market acceptance.
     Success of our products is highly dependent on the needs and preferences of healthcare practitioners and patients and market acceptance, and we may not achieve or maintain widespread market acceptance of our products or product candidates among healthcare practitioners and patients. We believe that market acceptance of our products will depend on many factors, including:
•	the perceived advantages of our products over competing products and the availability and success of competing products;

•	the effectiveness of our sales and marketing efforts;

•	the safety and efficacy of our products and the prevalence and severity of adverse side effects, if any;

•	our product pricing and cost effectiveness;

•	publicity concerning our products, product candidates or competing products;

•	whether or not patients routinely use our products, refill prescriptions and purchase additional products;

•	our ability to respond to changes in healthcare practitioner and patient preferences; and

•	the continued inclusion of our products in the Medical Insurance Catalogs.
     If our products fail to achieve or maintain market acceptance, or if new products are introduced by others that are more favorably received than our products, are more cost effective or otherwise render our products obsolete, we may experience a decline in the demand for our products. If we are unable to market and sell our products successfully, our business, financial condition, results of operation and future growth would be adversely affected.
Our trademarks, patents and other non-patented intellectual property are valuable assets and if we are unable to protect them from infringement, our business prospects may be harmed.
     As our own brand of generic products constitutes a large portion of our sales, we consider our trademarks to be valuable assets. Under PRC law, we have the exclusive right to use a trademark for products and services for which such trademark has been registered with the PRC Trademark Office of State Administration for Industry and Commerce. However, our efforts to defend our trademarks may be unsuccessful against competitors or other violating entities and we may not have adequate remedies for any breach. Our commercial success will also depend in part on our obtaining and maintaining patent and trade secret protection of our technologies, product candidates and products as well as successfully defending our patents against third-party challenges. We will only be able to protect our technologies, product candidates and products from unauthorized use by third parties to the extent that valid and enforceable patents or trade secrets cover them. In the event that our issued patents and our applications do not adequately describe, enable or otherwise provide coverage of our technologies, product candidates and products, we would not be able to exclude others from developing or commercializing these technologies, product candidates and products. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.
     The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The patent situation outside of China may be more complex. Changes in either the patent laws or in interpretations of patent laws in China or other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the scope of claims that may be allowed or enforced in our patents or in third-party patents. For example:
•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate our technologies without infringing our intellectual property rights;

•	one or more of our pending patent applications may not result in issued patents;

•	our issued patents may not provide a basis for commercially viable products, may not provide us with any competitive advantages, or may be challenged and invalidated by third parties;

•	we may not develop additional proprietary technologies or product candidates that are patentable; and

•	the patents of others may prevent us from developing or commercializing our product candidates.
     We also rely on trade secrets to protect our technology, especially where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our research partners’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our information to competitors. In addition, confidentiality agreements, if any, executed by the foregoing persons may not be enforceable or provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, our enforcement efforts would be expensive and time-consuming, and the outcome would be unpredictable. In addition, if our competitors independently develop information that is equivalent to our trade secrets, it will be more difficult for us to enforce our rights and our business could be harmed.
     If we are not able to obtain and defend our patents or trade secrets, we will not be able to exclude competitors from developing or marketing competing products using the relevant technologies or processes, thereby adversely affecting our competitiveness.
The existence of a patent may not necessarily protect us from competition as our patent may be challenged, invalidated or held unenforceable. We may also be found to infringe the patents of others.
     The existence of a patent may not necessarily protect us from competition, as any patent issued may be challenged, invalidated, or held unenforceable. Competitors may successfully challenge our patents, produce similar products that do not infringe our patents or produce products in countries that do not recognize our patents. The occurrence of any of these events could hurt our competitive position and decrease our revenues from product sales and/or licensing.
     In addition, even if we own patents, this does not provide assurance that the manufacture, sale or use of our patented products does not infringe the patent rights of another. Because patent applications can take many years to approve and issue, there may be pending applications, known or unknown to us, that may later result in issued patents that our technologies, product candidates or products may infringe. Specifically, under PRC patent law, the term of patent protection starts from the date the patent was filed, instead of the date it was issued as is the case in many jurisdictions. Therefore our priority in any PRC patents may be defeated by third-party patents issued on a later date if the applications for such patents were filed prior to our own, and the technologies underlying such patents are the same or substantially similar to ours. In such case, a third party with an earlier application may force us to pay to license its patented technology, sue us for patent infringement and/or challenge the validity of our patents. If a third party sues us for infringement, the suit will divert substantial management time and resources, regardless of whether we are ultimately successful. Further, we may be liable for monetary damages and/or forced to redesign, if possible, our technology to avoid the infringement.
Litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.
     We may encounter future litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. We may also initiate lawsuits to defend the ownership or inventorship of our inventions. It is difficult, if not impossible, to predict how such disputes would be resolved. The defense and prosecution of intellectual property rights are costly and divert technical and management personnel from their normal responsibilities. We may not prevail in any of such litigation or proceedings. An adverse determination of any litigation or proceedings against us, resulting in a finding of non-infringement by others or invalidity of our patents, may result in the sale by competitors of generic substitutes of our products. In addition, a determination that we have infringed on the intellectual property rights of another may require us to do one or more of the following:
•	pay monetary damages to settle the results of such adverse determination, which could adversely affect our business, financial condition and results of operations;

•	cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue or costs, or both;

•	obtain a license from the holder of the infringed intellectual property right, which might be costly or might not be available on reasonable terms, or at all; or

•	redesign our products to make them non-infringing, which would be costly and time-consuming and may require additional clinical trials, or may not be possible at all.
     While we currently know of no actual or threatened claim of infringement that would be material to us, there can be no assurance that such a claim will not be asserted. If such a claim is asserted, there can be no assurance that the resolution of the claim would permit us to continue producing the product in question on commercially reasonable terms. In addition, there is a risk that some of our confidential information could be compromised by disclosure during intellectual property litigation. Furthermore, there could be public announcements throughout the course of intellectual property litigation or proceedings as to the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, there could be a substantial negative effect on the trading price of our ADSs.
Most of our products are branded generics that can be manufactured and sold by other pharmaceutical manufacturers in China once the relevant protection or monitoring periods, if any, elapse.
     Most of our products are branded generic pharmaceuticals and are not protected by patents. As a result, other pharmaceutical companies may sell equivalent products at a lower cost, and this might result in a commensurate loss in sales of our branded generic products. Certain of our generic products are subject to a protection or monitoring period. During such period, the PRC State Food and Drug Administration, or the SFDA, will not accept applications for new medicine certificates for the same product by other pharmaceutical companies or approve the production or import of the same product by other pharmaceutical companies. Once such protection or monitoring periods expire, other manufacturers may obtain relevant production approvals and will be entitled to sell generic pharmaceutical products with similar formulae or production methods in China. The maximum monitoring period currently granted by the SFDA is five years. The maximum protection period granted by the SFDA was eight years prior to April 1999, but was later increased to 12 years. As of March 31, 2008, our product Zaichang was under a monitoring period which is to expire on March 13, 2013. In addition, the monitoring period for Bicun has expired on December 30, 2007. If other pharmaceutical companies sell pharmaceutical products that are similar to our unprotected products or our protected products for which the relevant monitoring period has expired, we may face additional competition and our business and profitability may be adversely affected.
We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
     Certain of our employees and consultants were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors, or at universities or other research institutions. Although no claims against us are currently pending, we may be subject to claims that these employees, consultants or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could delay or prevent us from commercializing one or more of our product candidates.
Our future research and development projects may not be successful.
     The successful development of pharmaceutical products can be affected by many factors. Products that appear to be promising at their early phases of research and development may fail to be commercialized for various reasons, including the failure to obtain the necessary regulatory approvals. In addition, the research and development cycle for new products for which we may obtain an approval certificate is long. The process of conducting basic research and various stages of tests and trials of a new product before obtaining an approval certificate and commercializing the product may require ten years or longer. Many of our product candidates are in the early stages of pre-clinical studies or clinical trials and we must conduct significant additional clinical trials before we can seek the necessary regulatory approvals to begin commercial production and sales of these products. For certain pharmaceuticals, such as Endu, we are required to conduct Phase IV clinical trials even after such product has obtained the necessary regulatory approvals to begin commercial production and sale, and if we fail to complete such Phase IV clinical trials within a specified period, we may be unable to renew the registration for such products. For Endu, such Phase IV clinical trials must be completed and the relevant report submitted prior to September 2010. There is no assurance that our future research and development projects will be successful or completed within the anticipated time frame or budget or that we will receive the necessary approvals from relevant authorities for the production of these newly developed products, or that these newly developed products will achieve commercial success. Even if such products can be successfully commercialized, they may not achieve the level of market acceptance that we expect.
     In addition, the pharmaceutical industry is characterized by rapid changes in technology, constant enhancement of industrial know-how and frequent emergence of new products. Future technological improvements and continual product developments in the pharmaceutical market may render our existing products obsolete or affect their viability and competitiveness. Therefore, our future success will largely depend on our research and development capability, including our ability to improve our existing products, diversify our product range and develop new and competitively priced products that can meet the requirements of the changing market. Should we fail to respond to these frequent technological advances by improving our existing products or developing new products in a timely manner or these products do not achieve a desirable level of market acceptance, our business and profitability will be materially and adversely affected.
We rely on research institutions and universities in China for the research and development of new products and any failure of our research partners to meet our timing and quality standards or our failure to continue such collaborative arrangement or enter into such new arrangements could adversely affect our ability to develop new pharmaceuticals and our overall business prospects.
     Our business strategy includes collaborating with third parties for research and development of new products. We rely on long-term cooperative relationships with a number of research institutions and universities in China. These research institutions and universities have collaborated with us in a number of research projects and certain of our products that have obtained approval certificates were developed by us together with our research partners. At present, several research institutions and universities are working with us on various research and development projects. Any failure of our research partners to meet the required quality standards and timetables set in their research agreements with us, or our inability to enter into additional research agreements with these research partners on terms acceptable to us in the future, may have an adverse effect on our ability to develop new medicines and on our business prospects. In addition, the growth of our business and development of new products may require that we seek additional collaborative partners. We cannot assure you that we will be able to enter into agreements with collaborative partners on terms acceptable to us. Our inability to enter into such agreements or our failure to maintain such arrangements could limit the number of new products that we could develop and ultimately decrease our sources of future revenue.
We may not be able to obtain regulatory approval for any of the products resulting from our development efforts and failure to obtain these approvals could materially harm our business.
     All new medicines must be approved by the SFDA before they can be marketed and sold in China. The SFDA requires successful completion of clinical trials and demonstrated manufacturing capability before it grants approval. Clinical trials are expensive and their results are uncertain. It often takes a number of years before a medicine can be ultimately approved by the SFDA. In addition, the SFDA and other regulatory authorities may apply new standards for safety, manufacturing, packaging, and distribution of future product candidates. Complying with such standards may be time-consuming and expensive and could result in delays in obtaining SFDA approval for our future product candidates, or possibly preclude us from obtaining SFDA approval altogether. Furthermore, our future products may not be effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining regulatory approval or prevent or limit commercial use. The SFDA and other regulatory authorities may not approve the products that we develop and even if we do obtain regulatory approvals, such regulatory approvals may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such product.
Our marketing activities are critical to the success of our products, and if we fail to grow our marketing capabilities or maintain adequate spending on marketing activities, the market share of our products and our brand name and product reputation would be materially adversely affected.
     Most of our products are branded generic pharmaceuticals and the success and lifespan of our products are dependent on our efforts in the marketing of our products. Our marketing professionals regularly visit hospitals, clinics and pharmacies to explain the therapeutic value of our pharmaceuticals and to keep healthcare professionals up to date as to any developments relating to our pharmaceuticals. We organize in-person product presentations, conferences and seminars for physicians and other healthcare professionals and participate in trade shows to generate market awareness of our existing and new prescription pharmaceuticals. We are also engaged in advertising and educational campaigns through various media channels to educate the public as to our pharmaceuticals. These various marketing activities are critical to the success of our products. However, we cannot assure you that our current and planned spending on marketing activities will be adequate to support our future growth. Any factors adversely affecting our ability to grow our marketing capabilities or our ability to maintain adequate spending on marketing activities will have an adverse affect on the market share of our products and the brand name and reputation of our products, which may result in decreased demand for our products and negatively affect our business and results of operations.
We may not be successful in competing with other manufacturers of pharmaceuticals in the tender processes for the purchase of medicines by state-owned and state-controlled hospitals.
     A substantial portion of the products we sell to our distributor customers are then sold to hospitals owned and controlled by counties or higher level government authorities in China. These hospitals must implement collective tender processes for the purchase of medicines listed in the Medical Insurance Catalogs and medicines that are consumed in large volumes and commonly prescribed for clinical uses. During a collective tender process, the hospitals will establish a committee consisting of recognized pharmaceutical experts. The committee will assess the bids submitted by the pharmaceutical manufacturers, taking into consideration, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. For the same type of pharmaceutical, the committee usually selects from among two to three different brands. Only pharmaceuticals that have won in the collective tender processes may be purchased by these hospitals. The collective tender process for pharmaceuticals with the same chemical composition must be conducted at least annually, and pharmaceuticals that have won in the collective tender processes previously must participate and win in the collective tender processes in the following period before new purchase orders can be issued. If we are unable to win purchase contracts through the collective tender processes in which we decide to participate, we will lose market share to our competitors, and our revenue and profitability will be adversely affected.
We may not be able to successfully identify and acquire new products or businesses.
     In addition to our own research and development efforts, our growth strategy also relies on our acquisitions of new product candidates, products or businesses from third parties. Any future growth through acquisitions will be dependent upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. Even if such opportunities are present, we may not be able to successfully identify such acquisition target. Moreover, other companies, many of which may have substantially greater financial, marketing and sales resources, are competing with us for the right to acquire such product candidates, products or businesses.
     If an acquisition candidate is identified, the third parties with which we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms or at all. Furthermore, the negotiation and completion of potential acquisitions could cause significant diversion of management’s time and resources and potential disruption of our ongoing business. Future acquisitions may also expose us to other potential risks which may adversely affect our business, financial condition and results of operations, including risks associated with:
•	the integration of the acquired businesses, operations, services and personnel with our existing business and operations;

•	the infringement of third parties’ intellectual property rights or intellectual property right challenges as to the acquired pharmaceuticals;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	our inability to generate sufficient revenue to recover costs and expenses of the acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.
We depend on distributors for all of our revenues and failure to maintain relationships with our distributors or to otherwise expand our distribution network would materially and adversely affect our business.
     We sell our products exclusively to pharmaceutical distributors in China and depend on distributors for all of our revenues. We have business relationships directly or indirectly with approximately 1,500 pharmaceutical distributors in China. In 2005, 2006 and 2007, no single distributor contributed, on an individual basis, 10.0% or more of our total revenues, and sales to our five largest distributors accounted in aggregate for approximately 10.9%, 12.7% and 13.8% respectively, of our product revenues. In line with industry practices in China, we typically enter into written distribution agreements with our distributors for one-year terms that are generally renewed annually. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, some of our distributors may sell products that compete with our products. We compete for desired distributors with other pharmaceutical manufacturers, many of which may have higher visibility, greater name recognition and financial resources, and broader product selection than we do. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.

We may not be able to effectively manage our employees, distribution network and third-party marketing firms, and our reputation, business, prospects and brand may be materially and adversely affected by actions taken by our distributors.
     We have limited ability to manage the activities of our distributors and third-party marketing firms that we contract to promote our products and brand name, both of which are independent from us. Our distributors and third-party marketing firms could take one or more of the following actions, any of which could have a material adverse effect on our business, prospects and brand:
•	sell our products outside their designated territory, possibly in violation of the exclusive distribution rights of other distributors;

•	fail to adequately promote our products; or

•	violate the anti-corruption laws of China, the United States or other countries.
     In addition, although our company policies prohibit our employees from making improper payments to hospitals or otherwise engaging in improper activities to influence the procurement decisions of hospitals, we may not be able to effectively manage our employees, as the compensation of our sales and marketing personnel is partially linked to their sales performance. As a result, we cannot assure you that our employees will not violate the anti-corruption laws of China, the United States and other countries. Such violations could have a material adverse effect on our reputation, business, prospects and brand.
     Failure to adequately manage our employees, distribution network or third-party marketing firms, or their non-compliance with employment, distribution or marketing agreements could harm our corporate image among end users of our products and disrupt our sales, resulting in a failure to meet our sales goals. Furthermore, we could be liable for actions taken by our employees, distributors or third-party marketing firms, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the Foreign Corrupt Practices Act of the United States, or the FCPA. In particular, if our employees, distributors or third-party marketing firms make any payments that are forbidden under the FCPA, we could be subject to civil and criminal penalties imposed by the U.S. government.
     Over the past few years, the PRC government has increased its anti-corruption measures. In the pharmaceutical industry, corrupt practices include, among others, acceptance of kickbacks, bribes or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical manufacturers and distributors in connection with the prescription of certain pharmaceuticals. Our employees, affiliates, distributors or third-party marketing firms may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products or other activities involving our products. If our employees, affiliates, distributors or third-party marketing firms violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, PRC laws regarding what types of payments to promote or sell our products are impermissible are not always clear. As a result, we, our employees, affiliates, our distributors or third-party marketing firms could make certain payments in connection with the promotion or sale of our products or other activities involving our products which at the time are considered by us or them to be legal but are later deemed impermissible by the PRC government. Furthermore, our brand and reputation, our sales activities or the price of our ADSs could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees, affiliates, distributors or third-party marketing firms.
     In addition, government-sponsored anti-corruption campaigns from time to time could have a chilling effect on our marketing efforts to new hospital customers. Our sales representatives may rely on hospital visits to better educate physicians as to our products and to promote our brand awareness. Recently, there were occurrences in which certain hospitals denied access to sales representatives from pharmaceutical companies because the hospitals wanted to avoid the perception of corruption. If this attitude becomes widespread among our potential customers, our ability to promote our products may be adversely affected.
There is no assurance that our existing products will continue to be included or new products developed by us will be included in the Medical Insurance Catalogs.
     Eligible participants in the national basic medical insurance program in China, which consists of mostly urban residents, are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the Medical Insurance Catalogs. See “Item 4. Information of the Company—B. Business Overview—Regulation —Reimbursement Under the National Medical Insurance Program.” As of March 31, 2008, 21 of our 38 principal products that were manufactured and sold were included in the national Medical Insurance Catalog and 12 were included in the provincial Medical Insurance Catalogs of various provinces, municipalities and autonomous regions. The inclusion of a medicine in the Medical Insurance Catalogs can substantially improve the sales of the medicine. The Ministry of Labor and Social Security in China, or the MLSS, together with other government authorities from time to time, selects medicines to be included in the Medical Insurance Catalogs based on factors including treatment requirements, frequency of use, effectiveness and price. The MLSS also occasionally removes medicines from such catalogs. There can be no assurance that our existing products will continue to be included in the Medical Insurance Catalogs. The removal or exclusion of our products from the Medical Insurance Catalogs may adversely affect our sales. In addition, there is significant uncertainty related to the coverage and reimbursement of newly approved pharmaceutical products. The commercial success of our potential products is substantially dependent on whether reimbursement is available for the ordering of our potential products by hospitals for use by their patients. Our failure to obtain inclusion of our potential products to the Medical Insurance Catalogs may adversely affect the future sales of those products.
We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.
     The nature of our business exposes us to the risk of product liability claims that is inherent in the research and development, manufacturing and marketing of pharmaceutical products. Using product candidates in clinical trials also exposes us to product liability claims. These risks are greater for our products that receive regulatory approval for commercial sale. Even if a product were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim effects other than those intended resulted from the use of our products. While to date no material claim for personal injury resulting from allegedly defective products has been brought against us, a substantial claim or a substantial number of claims, if successful, could have a material adverse impact on our business, financial condition and results of operations. Such lawsuits may divert the attention of our management from our business strategies and may be costly to defend. In addition, product liability insurance for pharmaceutical products are not available in China. In the event of allegations that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. We may also be forced to defend lawsuits and, if unsuccessful, to pay a substantial amount in damages. In addition, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. We do not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources.
Our revenue depends and will likely continue to depend on a limited number of product lines.
     We currently have four products that individually contribute over RMB100 million ($13.7 million) to our revenues in 2007, which were Bicun, Zailin, Endu and Yingtaiqing. Sales of these products accounted in aggregate for 78.5% of our product revenues in 2007. We expect sales of these limited product lines to comprise a substantial portion of our revenues in the future. Accordingly, any factors adversely affecting the sales of any of these products will have a material adverse effect on our business, financial condition and results of operations.
Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.
     We commenced operations in March 1995 and operated our business mainly as a distributor of pharmaceutical products. Since then, we have gradually built up our research, development and manufacturing capabilities and have become an integrated pharmaceutical company that develops, manufactures and sells pharmaceutical products. Therefore we have a limited operating history under our current business model upon which you can evaluate the viability and sustainability of our business. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by other China-based early stage companies. Some of these risks and uncertainties relate to our ability to:
•	retain and acquire customers;

•	diversify our revenue sources by successfully developing and selling new products;

•	effectively manage our business as it expands;

•	respond to changes in our regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control of our costs and expenses;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and motivate qualified personnel.
     If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition, results of operations and future growth would be adversely affected.
We may not be able to manage our expansion of operations effectively.
     We commenced business operations in March 1995, changed our business model in 2001, and have grown rapidly. We anticipate significant continued expansion of our business to address growth in demand for our products, as well as to capture new market opportunities. To manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. Furthermore, we need to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. In addition, the success of our growth strategy depends on a number of internal and external factors, such as the expected growth of the pharmaceutical market in China and the competition from other pharmaceutical companies. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.
We have no control over the development and sale of Endu outside of the PRC. Our brand and reputation may be adversely affected if the development and sale of Endu outside of the PRC violate the intellectual property rights of any third parties.
     Medgenn (Hong Kong) Co., Ltd., or Hong Kong Medgenn, an affiliate company in which we owned indirectly an effective 36.0% equity interest as of March 31, 2008, has the ability to engage in the development and sale of Endu in any jurisdiction outside of the PRC, including the United States, until February 10, 2015. Approximately 3.138% and approximately 0.862% of Hong Kong Medgenn are currently owned by Dr. Yongzhang Luo and Dr. Bin Zhou, respectively, two of the scientists who have developed Endu, through their respective minority interest ownership in Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd., formerly Yantai Medgenn Co., Ltd., or Yantai Medgenn. The other 60.0% of Hong Kong Medgenn was owned by Bestspeed Investments Limited, or Bestspeed, a British Virgin Islands company. Hong Kong Medgenn is controlled by its board of directors, which has five members, including Dr. Yongzhang Luo, Mr. Willi Chu and Mr. Linghai Zhu, all of whom were appointed by Bestspeed, and Mr. Jinsheng Ren and Mr. Xiaojin Yin, both of whom were appointed by Yantai Medgenn and are also our executive officers. Bestspeed was a shareholder of Hong Kong Medgenn prior to our acquisition of an 80.0% equity interest in Yantai Medgenn in May 2006 and we are unable to ascertain the identities of the natural persons who control Bestspeed. Although it has not commenced any operations to date, and it has not yet obtained any regulatory approval outside of the PRC to sell Endu, Hong Kong Medgenn holds the rights to apply for patents and may grant its rights with respect to Endu in these jurisdictions to independent third parties. A cooperation agreement entered into on February 10, 2005 between Bestspeed and Yantai Medgenn provides Bestspeed with daily operating control over Hong Kong Medgenn’s business, including the development and sale of Endu in any jurisdiction outside of the PRC until February 10, 2015. If Hong Kong Medgenn violates the intellectual property rights of any third parties or otherwise suffers economic or other losses, our brand, reputation, business and results of operations could be adversely affected. In addition, the agreements with Hong Kong Medgenn will prohibit us from engaging in the development and sale of Endu outside of the PRC prior to February 10, 2015, which might hinder our ability to grow our business outside of the PRC.
Our business depends substantially on the continuing efforts of our executive officers, research personnel and other key personnel, and our business may be severely disrupted if we lose their services.
     We depend on key members of our management team, research personnel and other key personnel. In particular, we depend on the services of Mr. Jinsheng Ren, our founder, the chairman of our board of directors and our chief executive officer, and Mr. Xiaojin Yin, our vice president of research and development. The loss of key employees could delay the advancement of our research and development activities. The implementation of our business strategy and our future success will depend in large part on our continued ability to attract and retain highly qualified scientific, technical and management personnel. We face competition for personnel from other pharmaceutical companies, universities, public and private research institutions and other organizations. The process of hiring suitably qualified personnel is often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.
     We do not maintain key employee insurance. If one or more of our executive officers, research personnel and other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executive officers or key research personnel joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers, key research personnel and marketing managers has entered into a confidentiality and non-competition agreement with us. However, if any disputes arise between our executive officers, key research personnel and marketing managers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where some of our executive officers reside and hold some of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”
Delays in production due to regulatory restrictions or other factors could have a material adverse impact on our business.
     We manufacture substantially all of our products in our own manufacturing facilities. The manufacture of pharmaceutical products requires precise and reliable controls and regulatory authorities in China have imposed significant compliance obligations to regulate the manufacturing of pharmaceutical products. As a result, we may face delays in production due to regulatory restrictions or other factors. In addition, three of our generic pharmaceuticals, the Yingtaiqing-branded diclofenac sodium capsules, the Faneng-branded alfacalcidol soft capsules and the Yineng-branded generic lentinan injection, are all manufactured by independent third party manufacturers. Our contract manufacturers may not be able to manufacture our products without interruption, may not comply with their obligations under our various supply arrangements, and we may not have adequate remedies for any breach. Failure by our own manufacturing facility or any third party product supplier to comply with regulatory requirements could adversely affect our ability to provide products. All facilities and manufacturing techniques used for the manufacture of pharmaceutical products must be operated in conformity with Good Manufacturing Practices, or GMPs. In complying with GMP requirements, we and our product suppliers must continually spend time, money and effort in production, record-keeping and quality assurance and control to ensure that the product meets applicable specifications and other requirements for product safety, efficacy and quality. Manufacturing facilities are subject to periodic unannounced inspections by the SFDA and other regulatory authorities. In addition, adverse experiences with the use of products must be reported to the SFDA and could result in the imposition of market restrictions through labeling changes or in product removal.
     Suppliers of certain active and inactive pharmaceutical ingredients and certain packaging materials used in our products are required to obtain SFDA approval before they may supply us with such materials. The development and regulatory approval of our products are dependent upon our ability to procure these ingredients, packaging materials and finished products from SFDA-approved sources. SFDA approval of a new supplier would be required if, for example, an existing supplier breached its obligations to us, active ingredients, packaging materials or finished products were no longer available from the initially approved supplier or if a supplier had its approval from the SFDA withdrawn. The qualification of a new product supplier could potentially delay the manufacture of the product involved. Furthermore, we may not be able to obtain active ingredients, packaging materials or finished products from a new supplier on terms that are at least as favorable to us as those agreed with the initially approved supplier or at reasonable prices.
     A delay in supplying, or failure to supply, products by any product supplier could result in our inability to meet the demand for our products and adversely affect our revenues, financial condition, results of operations and cash flows.
Our operating results may fluctuate considerably on a quarterly basis. These fluctuations could have an adverse effect on the price of our shares and ADSs.
     Our results of operations may fluctuate significantly on a quarterly basis as a result of a number of factors, many of which are beyond our control. Although many companies may encounter this problem, it is particularly relevant to us because of our relatively small size, our limited operating history, our reliance on limited number of products and the dynamics of the Chinese pharmaceutical industry in which we operate. Factors that could cause our results of operations to fluctuate include, among others:
•	the seasonal fluctuations in demand for our products, especially our antibiotics, such as Zailin and Anqi;

•	timing of research and development expenses;

•	regulatory events;

•	new product introductions by us or our competitors;

•	variations in the demand for products we may introduce;

•	litigation involving patents, licenses or other intellectual property; and

•	product liability lawsuits.
     Any of the foregoing factors could cause us to fail to meet the expectations of securities analysts or investors, which could cause the trading price of our shares and ADSs to decline.
Our future liquidity needs are uncertain and we may need to raise additional funds in the future.
     Based on our current operating plans, we expect our existing resources, to be sufficient to fund our planned operations, including strengthening our research and development capabilities, acquiring product candidates, products or businesses, expanding our production capacity and expanding our sales and marketing efforts, for at least the next 24 months. We may, however, need to raise additional funds before that time if our expenditures exceed our current expectations. This could occur for a number of reasons, including:
•	we determine to devote significant amount of financial resources to the research and development of projects that we believe to have significant commercialization potential;

•	we determine to acquire or license rights to additional product candidates or new technologies;

•	some or all of our product candidates fail in clinical trials or pre-clinical studies or prove to be not as commercially promising as we expect and we are forced to develop or acquire additional product candidates;

•	our product candidates require more extensive clinical or pre-clinical testing or clinical trials of these product candidates take longer to complete than we currently expect; or

•	we determine or are required to conduct more high-throughput screening than expected against current or additional disease targets to develop additional product candidates.
     Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital-raising activities by pharmaceutical companies; and

•	economic, political and other conditions in China and elsewhere.
     We cannot assure you that our revenues will be sufficient to meet our operational needs and capital requirements. If we need to obtain external financing, we cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Our future liquidity needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to our shareholders. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.
A significant amount of intangible assets and goodwill are recorded on our balance sheet. Future impairment of our intangible assets or goodwill could have a material adverse impact on our financial condition and results of operations.
     As of December 31, 2007, our net intangible assets amounted to RMB 251.2 million ($34.4 million), representing 10.2% of our total assets, and goodwill amounted to RMB161.5 million ($22.1 million), representing 6.5% of our total assets. Besides goodwill, our intangible assets primarily consisted of developed technology and product trademarks that we acquired in connection with our acquisition of a 90.0% equity interest in Yantai Medgenn, a 51.0% equity interest in Jilin Boda Pharmaceutical Co., Ltd., or Jilin Boda, and an 85.71% equity interest in Nanjing Tung Chit Pharmaceutical Company Limited, or Nanjing Tung Chit, during 2006 and 2007. Developed technology represents the right to use, manufacture, market and sell the acquired products as well as their related invention patents in the PRC or the United States, as the case may be, while trademarks represent the right by the trademark registrant to use the registered trademark and to protect products from infringement. Our newly acquired products as of December 31, 2007 include Endu, Yidasheng and Jiebaishu. Our developed technology and trademarks amounted to RMB218.8 million ($30.0 million), representing 8.9% of our total assets as of December 31, 2007. We estimated the fair value of the developed technology of the acquired products using their respective present values of projected cash flows based on assumptions with respect to the growth rate of our revenues from sales, the earnings before interest and tax margin derived from sales, the discount rate selected to measure the risks inherent in future cash flows and our assessment of the product life cycle. We also took into consideration the competitive trends that may affect these products’ sales, including consideration of any technical, legal, regulatory, and economic barriers to entry. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Long-Lived Assets and Goodwill.” We determined the useful life of the developed technology of an acquired product by considering the remaining protection period of such product’s patent in China and the expected competitive trend in the PRC market. While no impairment write-downs or change in useful life have been necessary to date, future events such as market acceptance of the acquire products, introduction of superior pharmaceuticals by our competitors, regulatory actions, safety concerns as to our pharmaceuticals, and challenges to and infringement of our intellectual property rights, could have a material impact on our key assumptions in determining the fair value of the developed technology of the acquired products. This in turn could result in write-downs of our intangible assets or goodwill, or a change in the useful lives of our intangible assets. Future write-downs of our intangible assets or goodwill, or change in useful lives of our intangible assets, could decrease our net income, which would have a material adverse impact on our financial condition and results of operations.
Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
     As of the date of this annual report on Form 20-F, we had three shareholders other than public shareholders, New Good Management Limited, Assure Ahead Investments Limited and King View Development International Limited. New Good Management Limited is a company beneficially owned by 16 individuals, including certain of our senior management, and controlled by Mr. Jinsheng Ren, our founder, chief executive officer and chairman of our board of directors. Assure Ahead Investments Limited is an investment vehicle owned and controlled by a group of financial investors. King View Development International Limited is an investment vehicle owned and controlled by Trustbridge Partners, a private equity fund. As of the date of this annual report, New Good Management Limited owned approximately 39.61% of our outstanding share capital, and Assure Ahead Investments Limited and King View Development International Limited owned 20.78% and

9.29% of our outstanding share capital, respectively. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.
Our production activities involve the controlled use of potentially harmful biological materials as well as hazardous materials and chemicals.
     Our production activities involve the controlled use of potentially harmful biological materials as well as hazardous materials and chemicals. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, which could exceed our resources. We are subject to national, provincial and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We believe we are currently in compliance with these laws and regulations. However, any failure by us to control the use, storage, handling and disposal of these hazardous materials and chemicals could subject us to potentially significant monetary damages and fines or suspensions of our business operations. In addition, we do not currently carry any insurance for potential liabilities relating to the release of hazardous materials as such insurance is not currently available in China.
New labor laws in the PRC may adversely affect our results of operations.
     On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.
If we grant additional employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.
     We adopted a share incentive plan on November 13, 2006. We issued 10.0 million and 1,045,000 share options under our share incentive plan on November 15, 2006 and March 22, 2007, respectively. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives in the future, we could incur significant compensation charges and our net income could be adversely affected.
We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.
     We are a public company in the United States that is, or are subject to, the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, our independent registered public accounting firm must also report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the trading price of our ADSs.
     Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may identify control deficiencies as a result of the assessment process we will undertake in compliance with Section 404 including but not limited to internal audit resources and formalized and documented closing and reporting processes. We plan to remediate control deficiencies identified in time to meet the deadline imposed by the requirements of Section 404 but we may be unable to do so. Our failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

Counterfeit pharmaceuticals in China could negatively impact our revenues, brand reputation, business and results of operations.
     Our products are also subject to competition from counterfeit pharmaceuticals, which are pharmaceuticals manufactured without proper licenses or approvals and are fraudulently mislabeled with respect to their content and/or manufacturer. Counterfeiters may illegally manufacture and market pharmaceuticals under our brand name or that of our competitors. Counterfeit pharmaceuticals are generally sold at lower prices than the authentic products due to their low production costs, and in some cases are very similar in appearance to the authentic products. Counterfeit pharmaceuticals may or may not have the same chemical content as their authentic counterparts. If counterfeit pharmaceuticals illegally sold under our brand name results in adverse side effects to consumers, we may be associated with any negative publicity resulting from such incidents. In addition, consumers may buy counterfeit pharmaceuticals that are in direct competition with our pharmaceuticals, which could have an adverse impact on our revenues, business and results of operations. Although the PRC government has recently been increasingly active in policing counterfeit pharmaceuticals, there is not yet an effective counterfeit pharmaceutical regulation control and enforcement system in China. The proliferation of counterfeit pharmaceuticals has grown in recent years and may continue to grow in the future. Any such increase in the sales and production of counterfeit pharmaceuticals in China, or the technological capabilities of the counterfeiters, could negatively impact our revenues, brand reputation, business and results of operations.
Inappropriate use of our trade names by other entities could negatively affect our business.
     Our trade name Simcere is also used by companies which are partially owned and controlled by certain shareholders of New Good Management Limited. If any such entity or any company that is unrelated to us uses the trade name Simcere in ways that negatively affect such trade names, our reputation could suffer harm, which in turn could have a material adverse effect on our financial condition and results of operations.
We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. holders.
     We do not expect to be considered a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ending December 31, 2008. However, we must make a separate determination each year as to whether we are a PFIC and we cannot assure you that we will not be a PFIC for our taxable year ending December 31, 2008 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75.0% of its gross income is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we receive. If we are treated as a PFIC for any taxable year during which U.S. holders hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to U.S. holders. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
If a poll is not demanded at our shareholder meetings, voting will be by show of hands and shares will not be proportionately represented. Shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.
     Voting at any of our shareholder meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any shareholder present in person or by proxy. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy. Therefore, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of the majority of our shareholders in person or by proxy.

Risks Related to Our Industry
We face intense competition that may prevent us from maintaining or increasing market share for our existing products and gaining market acceptance for our future products. Our competitors may develop or commercialize products before us or more successfully than us.
     The pharmaceutical market in China is intensely competitive, rapidly evolving and highly fragmented. Our competitors may develop products that are superior to ours or may be more effective in marketing products that are competitive with ours. We face competition from other pharmaceutical companies, including multinational companies as well as manufacturers of traditional Chinese medicines with similar curative effects that can be used as substitutes for certain of our products.
     Many of our existing and potential competitors may have greater financial, technical, manufacturing and other resources than we do. In addition, certain competitors which were established by multinational pharmaceutical companies, have more extensive research and development and technical capabilities than we do. Furthermore, China’s industry reforms aimed to meet the WTO requirements may foster increased competition from multinational pharmaceutical companies. Such competitors may also have greater brand name recognition, more established distribution networks, larger customer bases or more extensive knowledge of our target markets. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. In addition, certain of our competitors may adopt low-margin sales strategies and compete against us based on lower prices. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.
     In addition, to increase sales, certain manufacturers or distributors of pharmaceuticals may engage in questionable practices in order to influence procurement decisions of our customers. As a result, as competition intensifies in the pharmaceutical industry in China, we may lose sales, customers or contracts to competitors that engage in these practices.
The retail prices of certain of our products are subject to control, including periodic downward adjustment, by PRC government authorities.
     Certain of our pharmaceutical products, primarily those included in the national and provincial Medical Insurance Catalogs, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information of the Company—B. Business Overview—Regulation—Price Controls.” In addition, the maximum retail prices of products that are included in the Medical Insurance Catalogs are also subject to periodic downward adjustments as the PRC government authorities aim to make pharmaceuticals more affordable to the general public. However, PRC government authorities impose no control over the prices at which pharmaceutical manufacturers sell their products to their distributors. Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 24 times. The latest price reductions occurred in January, March, April and May of 2007 and affected a total of 466 different Chinese medicines and 614 different western pharmaceuticals. The retail price ceilings of our major products Anqi and Zailin, both of which are included in the national Medical Insurance Catalog, were adjusted downward in June 2004, and the retail price ceilings of our Faneng branded alfacalcidol soft capsules and Simcere Kechuanning branded herbal cough medicine were adjusted downward in January and March 2007, respectively. As of March 31, 2008, we have not adjusted our selling prices of Faneng and Simcere Kechuanning downward because their actual retail prices were below their retail price ceilings after the price reductions. We do not plan to make adjustments to our prices of Faneng and Simcere Kechuanning in the near future. However, in the long term, the prices at which pharmaceutical manufacturers in China sell their products to distributors, including the prices of our products, will be affected by the relevant fixed retail prices or retail price ceilings. Government price controls, especially downward price adjustments, may have a material adverse effect on our revenues and profitability.
Pharmaceutical companies in China require a number of permits and licenses in order to carry on their business.
     All pharmaceutical manufacturing and distribution companies in China are required to obtain certain permits and licenses from various PRC governmental authorities, including, in the case of manufacturing companies, a pharmaceutical manufacturing permit and, in the case of distribution companies, a pharmaceutical distribution permit. See “Item 4. Information of the Company—B. Business Overview—Regulation.”
     We have obtained permits and licenses and GMP certifications required for the manufacture of our pharmaceutical products. In addition, we have obtained permits, licenses and Good Supply Practice, or GSP, certifications for the distribution of our products. Each of these permits and licenses held by us is valid for five years and subject to periodic renewal and/or reassessment by the relevant PRC government authorities and the standards of compliance required in relation thereto may from time to time be subject to changes. For example, the current pharmaceutical manufacturing permit for each of Simcere

Pharmaceutical Co., Ltd., or Hainan Simcere, Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd., or Nanjing Simcere, Yantai Medgenn, Jilin Boda, Nanjing Tung Chit and Wuhu Zhongren Pharmaceutical Co., Ltd, or Wuhu Zhongren, will all expire on December 31, 2010. In addition, Jilin Boda is currently expanding its facilities which then require it to renew its existing manufacturing permit. The 16 GMP certificates for our six manufacturing facilities will expire between May 2008 and January 2012, and the two GSP certificates held by two of our distribution subsidiaries will expire in June 2008 and November 2008, respectively. See “Item 4. Information of the Company—B. Business Overview—Regulation.” We intend to apply for the renewal of such permits and licenses when required by applicable laws and regulations. Any failure by us to obtain such renewals may have a material adverse effect on the operation of our business, and prevent us from continuing to carry on our business. Furthermore, any changes in compliance standards, or any new laws or regulations may prohibit or render it more restrictive for us to conduct our business or may increase our compliance costs, which may adversely affect our operations or profitability.
Risks Related to Doing Business in China
Uncertainties with respect to the PRC legal system could have a material adverse effect on us.
     The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the Chinese pharmaceutical industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.
Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.
     All of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:
•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.
     While the Chinese economy has grown significantly in the past, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

     The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to decrease the growth rate of specific segments of China’s economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.
We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
     We conduct all of our business through our subsidiaries established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries including wholly foreign-owned enterprises, or WFOEs, and domestic companies is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2007, our restricted reserves amounted to RMB95.3 million ($13.1 million), and our accumulated profits that were unrestricted and were available for distribution amounted to RMB374.8 million ($51.3 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.
     SAFE issued a public notice in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business. In addition, the SAFE notice also provides that PRC residents who are shareholders of offshore special purpose companies are required to apply for registration or file with the SAFE within 30 days after the occurrence of certain events with respect to such offshore purpose companies, including the increase or decrease in the registered share capital, the share transfer or exchange of stock rights, acquisition or division, long-term investment of equity or debt, guarantees provided to other parties, provided that such events do not involve direct investment of capital into PRC subsidiaries by those PRC residents through the offshore special purpose companies.
A newly enacted PRC tax law could increase the enterprise income tax rate applicable to our principal subsidiaries in China, which could have a material adverse effect on our results of operations.
     The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation rules for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. It provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding applicable tax rates during the transition period under the EIT Law, which became effective on January 1, 2008. Under the EIT Law and its implementation rules, enterprises that were established and already enjoyed certain preferential tax treatments before March 16, 2007 will continue to enjoy such preferential tax treatments, and (i) in the case of preferential tax rates, for a period of the transitional five years starting from January 1, 2008, income tax rate will gradually increase from 15% to 25%, specifically, certain manufacturing enterprises that previously enjoy a tax rate of 15% would be subject to a tax rate of 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012, (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term or (iii) in the case where the enterprise were not profitable when the EIT Law came into effect and unable to take advantage of tax exemption or reduction, from January 1, 2008. However, under the EIT Law, entities that qualify as “new and high-tech enterprises” are entitled to the preferential EIT rate of 15% after the transition period, if any, expires. According to the Notice on Prepayment of Enterprise Income Tax issued by the State Administration of Taxation, a new and high-tech enterprise recognized according to previous tax regulations prior to January 1, 2008 is temporarily subject to an enterprise income tax rate of 25% before it is re-identified as a new and high-tech enterprise under the new regulation. However, if other preferential tax treatments under the new regulation or transitional incentives provided by the State Council are applicable to such enterprises, they will be entitled to enjoy such treatments or incentives.
     It remains uncertain how the newly enacted EIT Law and its implementation rules will be enforced. On April 14, 2008, the Management Measures of Identifying New and High-Tech Enterprises and its annex, Key Fields of New and High-Tech Supported by the State, were also issued jointly by the Ministry of Science and Technology, State Administration of Tax and the Ministry of Finance. If we fail to qualify as a “new technology enterprise” under the Management Measures of Identifying New and High-Tech Enterprises and its annex and therefore are not entitled to a preferential tax rate of 15%, our financial condition and results of operations would be materially and adversely affected.
Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.
     The EIT Law and the implementation rules for the EIT Law issued by the PRC State Council provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation rules. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.
We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.
     The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.
Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.
     Under the EIT Law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are

“non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.
Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
     The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 20.3% appreciation of Renminbi against U.S. dollar between July 21, 2005 and June 20, 2008.
     There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As we rely on dividends paid to us by our operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. Appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.
Governmental control of currency conversion may affect the value of your investment.
     The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
Any future outbreak of severe acute respiratory syndrome or avian influenza in China, or similar adverse public health developments, may severely disrupt our business and operations.
     From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were temporarily closed by the PRC government to prevent transmission of SARS. In addition, in 2005, there have been reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases that resulted in fatalities. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products within China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian influenza, SARS or any other epidemic.
Risks Related to Our ADSs
The market price for our ADSs may be volatile.
     The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in China affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other pharmaceutical companies;

•	addition or departure of our executive officers and key research personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.
     In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.
     Future sales of our ADSs or ordinary shares in the public market or the perception that these sales could occur, may cause the market price of our ADSs to decline. As of the date hereof, we have 127,209,200 ordinary shares outstanding, including 125,012,000 issued ordinary shares and 2,192,200 ordinary shares issuable upon the exercise of share options. All ADSs sold are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.
     In addition, Assure Ahead Investment Limited or its transferees and assignees and King View Development International Limited or its transferees and asignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.
Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.
     Our second amended and restated articles of association currently in effect limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares. These preferred shares may have better voting rights than our ordinary shares, in the form of ADSs or otherwise, and could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting rights of the holders of our ordinary shares and ADSs may be diluted.
     Certain actions require the approval of a supermajority of at least two-thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if all of our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium.
Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
     Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs.

     Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.
You may be subject to limitations on transfers of your ADSs.
     Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
     In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
     Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
     As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.
You may have difficulty enforcing judgments obtained against us.
     We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforcement of Civil Liabilities.”
Item 4. Information of The Company
A. History and Development of the Company
     Our predecessor entity, Hainan Simcere Investment Group Ltd., or Simcere Investment, was a PRC company that held a group of pharmaceutical companies that develops, manufactures and markets a range of branded generic and innovative pharmaceuticals. To raise capital from investors outside of China, we established State Good Group Limited, or SGG, in the British Virgin Islands on October 12, 2005. Our operating subsidiaries were transferred to SGG in March 2006 as part of a series of corporate reorganization activities. We incorporated Simcere Pharmaceutical Group in the Cayman Islands as a listing vehicle on August 4, 2006. Simcere Pharmaceutical Group became our ultimate holding company when it issued ordinary shares to existing shareholders of SGG on September 29, 2006, in exchange for the respective ordinary shares that these shareholders held in SGG.
     Subsequent to our initial public offering on April 20, 2007, we have engaged in several acquisitions to strengthen our product portfolio, especially as to first-to-market generic and innovative pharmaceuticals in China. In June 2007, we acquired an additional 10.0% equity interest in Yantai Medgenn to solidify our interest in Endu. In October 2007, we completed the acquisition of a 51.0% equity interest in Jilin Boda, the manufacturer of the only other edaravone injection available in China in addition to our existing product Bicun, Yidasheng, which we believe allow us to capture 100% of the market for edaravone injection in China. In November 2007, we acquired 100% equity interest in Master Luck Corporation Limited, which in turns holds an 85.71% equity interest in Nanjing Tung Chit, the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is marketed under the brand name Jiebaishu. Furthermore, in April 2008, we acquired a 70.0% equity interest in Wuhu Zhongren for a cash consideration of approximately RMB64.8 million ($8.9 million). Wuhu Zhongren is a pharmaceutical manufacturer based in the PRC specializing in the production of antineoplastic implants. These transactions are accounted for using the purchase method of accounting in our consolidated financial statements. Accordingly, the assets and liabilities acquired by us have been recognized at their respective fair values on the date of acquisition.
B. Business Overview
     We are a leading manufacturer and supplier of branded generic pharmaceuticals in the fast growing China market. We have recently focused our strategy on the development of first-to-market generic and innovative pharmaceuticals, and have introduced a first-to-market generic anti-stroke medication under the brand name Bicun, and an innovative anti-cancer medication under the brand name Endu. We currently manufacture and sell 39 principal pharmaceutical products and are the exclusive distributor of three additional pharmaceuticals that are manufactured by independent third parties but marketed under our brand names. In addition, we have obtained approvals from the SFDA to manufacture and sell over 210 other products. As of March 31, 2008, we also had 12 product candidates in various stages of development, including treatments for cancer, cerebrovascular diseases, infections, rheumatoid arthritis, nasal allergies, nausea and vomiting associated with chemotherapy.
     Our innovative anti-cancer medication Endu has been granted an invention patent in China and was the first recombinant human endostatin injection approved for sale in China. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. Our generic anti-stroke medication Bicun was the first edaravone injection, a type of neuroprotective pharmaceutical compound, approved for sale in China. Our generic amoxicillin granule antibiotic, marketed under the brand name Zailin, was recognized as a “China Well-Known Trademark” in 2004 and our anti-inflammatory pain relievers and analgesic drug for the treatment of rheumatoid arthritis and osteoarthritis, marketed under the brand name Yingtaiqing, was recognized as a “China Well-Known Trademark” in 2008.
     We commenced operations in March 1995 as a distributor of pharmaceutical products, and since then we have established an extensive distribution network in China that we now use to market, sell and distribute our own pharmaceutical products. We sell our products exclusively to regional distributors, who then sell them to local distributors, hospitals and retail pharmacies throughout China. Our marketing team leverages the reputation of our Simcere brand name and our well-known branded pharmaceuticals to cross-sell our other pharmaceuticals. We also have dedicated brand management, market research and sales support teams to further enhance the effectiveness of these marketing efforts.

     We employ a market-oriented approach to research and development and focus our efforts on branded generic pharmaceuticals that have the potential for gaining widespread market acceptance or are the first generic version on the market. We concentrate our research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy, such as cancer and cerebrovascular and infectious diseases. Through our research and development efforts, we have introduced to the China market a sizable portfolio of branded products with significant market potential.
Our Competitive Strengths
     We believe the following competitive strengths will enable us to take advantage of the rapid growth of the pharmaceutical market in China and to compete effectively:
A Strong Portfolio of Branded Products Supported by Proven Commercialization Capabilities
     We have a strong portfolio of branded generic pharmaceuticals that are well-recognized by patients and healthcare professionals in China, which have proved to be commercially successful. Zailin, the brand name of several of our amoxicillin products, was recognized as a “China Well-Known Trademark” in 2004, while Yingtaiqing, the brand name of our anti-inflammatory pain relievers and analgesic drug for the treatment of rheumatoid arthritis and osteoarthritis, was recognized as a “China Well-Known Trademark” in 2008. Our Zailin granules and Yingtaiqing capsules have obtained premium pricing status from the PRC National Development and Reform Commission, or the NDRC, which means the respective maximum retail prices of these products are fixed by the PRC government at a level that is substantially higher than comparable products, an indication that they are considered more favorably by hospitals and patients.
     We focus our strategy on the development of first-to-market generic pharmaceuticals in China. We have introduced a first-to-market anti-stroke medication Bicun, which provides us with significant first-mover advantages, including a transitional protection period in China during which time the SFDA will not accept applications for new medicine certificates for pharmaceuticals with the same chemical structure, dosage form and indication. We believe the widespread recognition and commercial success of many of our brands provide a significant foundation for the promotion of our other pharmaceuticals, enabling us to engage in cross-selling activities, grow our market share and achieve long-term profitability.
Strong Growth Potential of Our Innovative Pharmaceutical Endu
     We believe that our innovative pharmaceutical Endu has strong growth potential and provides us with a strong platform to develop variants of Endu to treat other types of cancer. Endu was the first recombinant human endostatin injection approved for sale in China and has been approved for the treatment of non-small cell lung cancer, or NSCLC. Clinical trials between 2001 and 2004 on 493 Chinese patients with NSCLC showed the median survival time of the Endu group was approximately five months longer than that of the control group, and one-year survival rates of the Endu group was 62.8% compared to 31.5% for the control group. We began to market and sell Endu in July 2006 as an exclusive distributor, and obtained the right to manufacture Endu in September 2006 upon completion of our acquisition of 80.0% equity interests in Yantai Medgenn in May 2006. We further acquired an additional 10.0% equity interests in Yantai Medgenn in June 2007. As a result, we are the holder of the invention patent in China for Endu. We are also conducting various research and development projects and studies to maximize the commercial potential of Endu. For example, we are working to improve the delivery method of Endu for increased ease of use. We are also researching other potential indications for Endu as well as on expanding the scope of use for Endu outside of chemotherapy. We believe that Endu has a strong growth potential as cancer was the leading cause of disease-related deaths in urban areas of China and the third leading cause of disease-related deaths in rural parts of China in 2005, according to a report published by the PRC Ministry of Health. We believe that the growth potential of Endu and other pharmaceuticals which we can potentially develop from the technologies and know-how we have gained from Endu will continue to assist us in increasing our market share in anti-cancer pharmaceuticals in the PRC.
Effective Research and Development Strategy and Product Acquisition Capability Leading to an Orderly Pipeline of Products that will Contribute to Future Growth
     We believe we employ an effective market-oriented research and development strategy, which has provided us with an orderly and commercially viable product pipeline. We perform thorough market analysis before commencing any research and development project to determine market potential and opportunities and focus on pharmaceuticals that have the potential for gaining widespread market acceptance or are the first generic version on the market. By combining our in-house expertise and our collaboration with leading universities and research institutions in China, we have been able to successfully develop and bring to market a number of commercially successful pharmaceuticals, such as our key products Zailin and Bicun, and several product candidates that we plan to market between 2008 and 2010. These product candidates include iguratimod tablets, a medication used to treat osteoarthritis and rheumatiod arthritis, and palonosetron for injection, a drug used to prevent acute or delayed chemotherapy-induced nausea and vomiting. In addition, we have been able to identify, evaluate and acquire clinical products with high potential for commercialization. For example, in 2003, we acquired Anqi, a leading brand of amoxicillin with clavulanate potassium antibiotic through the acquisition of Nanjing Simcere. In September 2006, we acquired Endu through the completion of the acquisition of 80.0% equity interests in Yantai Medgenn, which we have further acquired an additional 10.0% equity interests in June 2007. In October 2007, we completed the acquisition of a 51.0% stake in Jilin Boda, a fast-growing manufacturer of injectable stroke management medication, Yidasheng, the only other edaravone injection product in the market other than our Bicun. Through this acquisition, we believe we have captured 100% of the edaravone injection market in China. In November 2007, we acquired 100% equity interest in Master Luck Corporation Limited, which in turns holds an 85.71% equity interest in Nanjing Tung Chit, the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is marketed under the brand name Jiebaishu. In April 2008, we acquired SinoFuan, a first-to-market sustained release implants for the treatment of cancer by acquiring a 70.0% equity interest of Wuhu Zhongren. We believe our strategies to focus on market-oriented research and development activities and the acquisition or licensing of products or product candidates will continue to provide us with a healthy portfolio and pipeline of pharmaceutical products and contribute to our long-term growth.
Significant Marketing and Distribution Experience and an Extensive Distribution Network
     We have over a decade of marketing and distribution experience in the pharmaceutical industry in China. From our inception in March 1995 to 2001, we operated as a distributor of pharmaceutical products, and have leveraged this extensive marketing and distribution experience to further expand our distribution network. As of December 31, 2007, we had over 1,000 employees engaged in brand management and marketing activities. Due to the strength of our promotional platform, the existing market demand for our products, the high level of market recognition for our product brands and the long-term nature of our relationships with most of these distributors, we believe we are able to exercise a greater level of influence over these distributors. In addition, our established and strong distribution network allows us to benefit from economies of scale and achieve higher efficiencies in the distribution of our products. We believe that our significant marketing experience and our established distribution network provide a solid foundation for us to continue to enhance the market awareness of our various brands and expand the market reach of our pharmaceutical products.
An Experienced Management Team with Proven Ability to Lead Our Growth
     Our management team has successfully led our operations and increased our revenues and profits through rapid organic growth and acquisitions of complementary products, technologies and business operations. Mr. Jinsheng Ren, our founder, the chairman of our board of directors and our chief executive officer, has 25 years of experience in the pharmaceutical industry. Mr. Xiaojin Yin, our vice president of research and development, is a senior engineer and has 26 years of experience in the pharmaceutical industry. Before he joined our company, Mr. Yin served as the head of the Science and Technology Department of China Pharmaceutical University in Nanjing for eight years, in charge of the development of pharmaceutical products. Dr. Hiu Ming Pang, the senior assistant to the chief executive officer, has over 20 years of experience in international business development for pharmaceutical companies. Members of our management team have contributed to the discovery, development and approval of multiple product candidates and are also experts in the marketing of pharmaceuticals in China. In addition, we complement our management team with a network of scientific and clinical advisors. We believe that the technical knowledge and operating experience of our senior executives provide a strong foundation for our future growth, and their relationships with many industry participants and knowledge of, and experience in, the pharmaceutical industry in China allow us to understand industry trends, technological developments and practical applications of medical technologies, which will assist us in growing our business either organically or through acquisitions.
Our Strategies
     Our objectives are to be the market leader for the development and manufacturing of innovative pharmaceuticals and the introduction of new generic pharmaceuticals to the China market. We intend to achieve this objective by pursuing the following strategies:
Focus on Both the Development of Branded Generic Pharmaceuticals as well as the Research and Development of Innovative Pharmaceuticals, While Accelerating the Time-to-Market of These Products
     We plan to supplement our development of branded generic pharmaceuticals in China with increasing efforts in the research and development of innovative pharmaceutical products. We started our operations in March 1995 as a distributor of pharmaceuticals and have established our own research and development capabilities for the development of generic pharmaceuticals. We believe this strategy allowed us to achieve significant growth in the past. However, generic pharmaceuticals are not protected by patents and may only enjoy a relatively short production exclusivity period, if any. As the Chinese pharmaceutical market continues to grow, and as we gain more experience in research and development, we intend to increase our efforts in developing innovative pharmaceuticals, which we believe can maximize our growth and profitability in the long-term. In developing these pharmaceuticals, we can leverage upon the relatively inexpensive research and development and clinical trial costs in China, as well as our marketing, branding and distribution capabilities.
     We believe the research and development of innovative products that have a high potential for commercialization, together with our continued focus on generic pharmaceuticals, will enable us to maximize the economic returns from our overall research and development and marketing efforts and grow our business. We also actively seek and use new technologies and processes to accelerate the time required to bring a product to market. In addition to the development of new pharmaceuticals, we will continue to devote resources to enhance our products by improving their convenience (such as the reduction in the frequency of administering medicines) and/or their therapeutic benefits.
Concentrate Our Marketing and Promotional Efforts on Pharmaceuticals with Large Growth Potential
     We intend to focus on promoting innovative pharmaceuticals and first-to-market generic pharmaceuticals, as we believe these products present the greatest opportunities for growth. In connection with our introduction of Endu, we have established dedicated divisions that specialize in promoting anti-cancer pharmaceuticals. We will continue to engage in promotional and educational campaigns targeting healthcare practitioners, pharmacies, patients and the general public to increase awareness of our innovative pharmaceuticals and first-to-market generic pharmaceuticals. We will make increasing use of print advertisements, celebrity endorsements, electronic media and other promotional methods to generate and strengthen brand awareness and create sustainable brand names. To support our marketing and distribution focus, we plan to continue expanding our own marketing force, which we believe will allow us to achieve better control of the marketing and distribution of our products and to generate a higher return.
Expand Through Acquisitions As Well As Through Organic Growth
     In addition to developing organically through the further refinement of our existing products and development of new products, we plan to take advantage of the fragmented nature and rapid growth of the pharmaceutical industry in China to continue to acquire clinical products, technologies or suitable businesses that complement our expansion strategies and our existing products and products under development. We intend to screen acquisition opportunities by focusing on products with substantial clinical evidence of safety and efficacy that can be effectively marketed and distributed using our existing personnel and networks. Such acquisition targets would also generally have well-developed facilities and resources, customer bases or proprietary technical expertise that would complement our existing capabilities and business. We believe that our past acquisition experience, our relationship with many industry participants and our knowledge of, and experience in, the pharmaceutical market in China will assist us in making sound acquisition decisions.
Develop Collaborative Relationships with International Pharmaceutical and Biotechnology Companies
     We plan to develop collaborations with international pharmaceutical and biotechnology companies to develop and market new pharmaceuticals in China by leveraging our clinical trial experience, our marketing expertise, our extensive distribution network and our understanding of the Chinese pharmaceutical market. We believe that such collaborations will enable us to gain know-how and experience, further strengthen our research and development capabilities, and expand our product portfolio and pipeline.
Our Products
     We currently manufacture and sell 39 principal pharmaceuticals marketed under various brands. Of these products, 33 are prescription pharmaceuticals and six are over-the-counter, or OTC, pharmaceuticals. In addition, we are also the exclusive distributor of Yingtaiqing-branded generic diclofenac sodium sustained-release capsules, the Faneng-branded generic alfacalcidol soft capsules and the Yineng-branded generic lentinan injection, all of which are prescription pharmaceuticals manufactured by independent third parties. Furthermore, we have obtained approvals from the SFDA to manufacture and sell over 210 other products, including Anxin, our first-to-market generic Biapenem injection that received SFDA approval in May 2008 and is used to treat serious infections.
     The following table sets forth the major treatment areas by our current principal products, the number of products for each treatment area and the brands they are marketed under:

	Number
	of
Product Category	Products	Major Products	Brands
Antibacterial and Antiviral	15	Amoxicillin granules, capsules and tablets ; Amoxicillin with clavulanate potassium granules, tablets and injection; cefaclor dry suspension; azithromycin granules; and ribavirin dispersible tablets	Zailin, Anqi, Zaike, Zaiqi and Nanyuan

Anti-cancer	4	Recombinant human endostatin injection, nedaplatin injection, lentinan injection and fluorouracil implants	Endu, Jiebaishu, Yineng and SinoFuan

Anti-Allergic	2	Clemastine fumarate capsules and clemastine fumarate dry suspension	Langjing

Anti-Osteoporosis	2	Alfacalcidol soft capsules	Faneng

Cardiovascular and Cerebrovascular	5	Edaravone injection; amlodipine maleate tablets; and sumatriptan succinate tablets	Bicun, Yidasheng, Ningliping and Youshu

Digestive Conditions	3	Smectite powder and aldioxa tablets	Biqi and Odijia

Non-Steroidal Anti-Inflammatory	2	Diclofenac sodium sustained-release capsules and gelatin	Yingtaiqing

Respiratory System	3	herbal medicine used for the treatment of cough in liquids and tablets; and compound zinc gluconate	Simcere Kechuanning and Zaikang

Urinary Conditions	1	Naftopidil tablets	Zaichang

Others	2	Various herbal oral solutions	Qixuekang and Fukangbao
Our Innovative Pharmaceutical Endu (Recombinant Human Endostatin Injection)
     Our innovative pharmaceutical Endu, or recombinant human endostatin, has been granted an invention patent in China and was the first recombinant human endostatin injection approved for manufacture and sale in China and has been approved for the treatment of NSCLC. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. In 2007, revenues of Endu amounted to RMB216.2 million ($29.6 million), which accounted for 15.9% of our product revenues for the year.
     The treatment of cancer by disrupting a tumor’s blood supply has been under research since the 1970s. In February 2004, the U.S. Food and Drug Administration approved Avastin, an anti-cancer drug based on this principle. Shortly before Avastin’s approval, a U.S. based pharmaceutical company stopped its clinical research of a drug called endostatin, a broad spectrum antiangiogenic protein, citing high manufacturing costs. Endu is a modified version of endostatin that was developed by a team of scientists led by Dr. Yongzhang Luo and Dr. Bin Zhou, both of whom received doctorate degrees in biochemistry from the University of California at Berkeley. Endu has been engineered to contain an additional nine-amino acid sequence to enhance protein purification, solubility and stability and has been shown to improve the function of endostatin. Endu exhibits low toxicity in humans based on clinical trials conducted between 2001 and 2004 on 493 Chinese patients with NSCLC.
     These clinical trials showed that the median survival time of the Endu group was approximately five months longer than that of the control group and one year survival rates of the Endu group was 62.8% compared to 31.5% for the control group. The SFDA granted the new medicine certificate for Endu in September 2005 and the relevant approvals to manufacture and sell Endu in March 2006 to Yantai Medgenn, a pharmaceutical company founded by Dr. Luo that held an invention patent in China on Endu granted on January 18, 2006.
     We entered into an agreement to acquire an 80.0% equity interest in Yantai Medgenn in May 2006. As a result of the acquisition, we have obtained the exclusive right to manufacture Endu and hold the invention patent in China for Endu. We also hold one invention patent in the United States covering N-terminal modified recombinant human endostatin and its production. Prior to the completion of our acquisition of Yantai Medgenn, we began to market and sell Endu in July 2006 as the exclusive distributor for Yantai Medgenn. Upon completion of the acquisition in September 2006, we also began to manufacture Endu in China. In June 2007, we further acquired an additional 10.0% equity interest in Yantai Medgenn.
     We have an in-house research and development team specializing in anti-cancer drugs, know-how and technologies that will enable us to engage in research and development of other indications for Endu, and an existing GMP-approved manufacturing facility for the production of Endu. As part of our ongoing efforts to monitor the efficacy and any adverse reactions to Endu, we are currently conducting Phase IV clinical trials for Endu in approximately 150 hospitals in China. We are also engaged in various research and development efforts to maximize the commercial potential of Endu. For example, we are also researching other potential indications for Endu as well as on expanding the scope of use for Endu outside of chemotherapy. In addition, we are working to improve the delivery method of Endu for increased ease of use.
     Hong Kong Medgenn has the exclusive right to engage in the development and sale of Endu in any jurisdiction outside of the PRC, including the United States, until February 10, 2015. To date, Hong Kong Medgenn has not commenced any operations. Hong Kong Medgenn also holds the rights to apply for patents outside of the PRC and may grant its rights with respect to Endu in these jurisdictions to independent third parties. We hold indirectly an effective 36.0% equity interest in Hong Kong Medgenn and have significant influence over its operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Company—We have no control over the development and sale of Endu outside of the PRC. Our brand and reputation may be adversely affected if the development and sale of Endu outside of the PRC violates the intellectual property rights of any third parties.”
Our Principal Branded Generic Pharmaceuticals
     We currently market and sell the following principal branded generic pharmaceutical products, each of which contribute over RMB100 million ($13.7 million) to our revenues in 2007 and in aggregate accounted for 62.6% of our product revenues in 2007:
•	Bicun (edaravone injection);

•	Zailin (amoxicillin capsules, dispersible tablets, granules and injection); and

•	Yingtaiqing (diclofenac sodium sustained-release capsules and gelatin).
     Bicun. Bicun is our prescription edaravone injection pharmaceutical for the treatment of strokes. Edaravone is a synthetic free radical scavenger and has been proved to be one of the most effective neuroprotective pharmaceuticals, as evidenced by being recommended as the only neuroprotective agent by the Japan Stroke Therapeutic Guide (2004). Edaravone protects the brain by eliminating excessive free radicals, which are highly reactive molecules occurring in the human body as a result of stroke, an excessive number of which could result in cell damage. Bicun was the first edaravone injection approved for sale in China and has been one of our major products since its introduction in China in February 2004. We obtained regulatory approval to manufacture and sell Bicun in December 2003. In 2007, revenues of Bicun amounted to RMB426.2 million ($58.4 million), which accounted for 31.3% of our product revenues for the year.
     Zailin. Zailin is the brand name for our line of generic prescription amoxicillin antibiotics, which includes capsules, dispersible tablets, granules and injection. Zailin was recognized as a “China Well-Known Trademark” by the PRC Trademark Office of the State Administration for Industry and Commerce in 2004 and is one of only two antibiotic brands in China granted such recognition. Regulatory approvals to manufacture and sell Zailin granules were obtained in February 1993, Zailin capsules in October 1996, Zailin tablets in June 1998 and Zailin injection in July 2001. Amoxicillin has been included in the national Medical Insurance Catalog since 2000. In 2007, revenues of Zailin amounted to RMB287.3 million ($39.4 million), which accounted for 21.0% of our product revenues for the year.
     Yingtaiqing. Yingtaiqing is the brand name for our generic diclofenac sodium in sustained-release capsules and gelatin dosage format, which is an anti-inflammatory pain reliever and analgesic drug used to treat rheumatoid arthritis and osteoarthritis. Yingtaiqing sustained-release capsules are prescription pharmaceuticals and are currently manufactured by a third-party manufacturer, the China Pharmaceutical University Pharmaceutical Company, or China Pharmaceutical, and we have entered into an exclusive distribution agreement with China Pharmaceutical to distribute and sell Yingtaiqing sustained-release capsules in China since 1996. A master distribution agreement was renewed in December 2007. Pursuant to the master distribution agreement, we have agreed to purchase from China Pharmaceutical a certain minimum quantity of Yingtaiqing sustained-release capsules in 2008. We obtained the regulatory approval to manufacture and sell Yingtaiqing gelatin, an OTC medicine, in December 2005. Yingtaiqing was recognized as a “China Well-Known Trademark” in 2008. Diclofenac sodium has been included in the national Medical Insurance Catalog since 2000. In 2007, sales of Yingtaiqing amounted to RMB140.8 million ($19.3 million), which accounted for 10.3% of our product revenues for the year.
Other Branded Generic Pharmaceutical Products
     In addition to Endu and our three principal products, the following branded generic pharmaceutical products in aggregate also represent a significant portion of our revenues, and accounted in aggregate for 12.1% of our product revenues in 2007. Each of these pharmaceuticals has been included in the national Medical Insurance Catalog since 2000:
•	Biqi. Biqi is the brand name for our generic OTC anti-diarrhea pharmaceutical. We obtained regulatory approval to manufacture and sell Biqi in November 1999.

•	Zaiqi. Zaiqi is the brand name for our azithromycin granules antibiotics for the treatment of infections. We obtained regulatory approval to manufacture and sell Zaiqi in February 2000.

•	Zaike. Zaike is the brand name for our cefaclor in dry suspension antibiotics for the treatment of infections. Regulatory approval to manufacture and sell Zaike was obtained in February 1995.

•	Simcere Kechuanning. Simcere Kechuanning is the brand name for our OTC herbal medicine used for the treatment of coughs. It comes in oral liquid and tablet formulations. Regulatory approvals to manufacture and sell Simcere Kechuanning oral liquids were obtained in October 1995 and tablets in March 2004.

•	Zaikang. Zaikang is the brand name for our OTC compound zinc gluconate and ibuprofen granules for the treatment of cold symptoms such as fever, nasal congestion, running nose and sneezing. We obtained regulatory approval to manufacture and sell Zaikang in July 2002.

•	Faneng. Faneng is the brand name for alfacalcidol soft capsules for the treatment of osteoporosis. We have been the exclusive distributor of Faneng since 2000, which is manufactured by a third party manufacturer.
Marketing and Distribution
     We have over a decade of marketing experience in the pharmaceutical industry in China. From our inception in March 1995 to 2001, we operated as a distributor of pharmaceuticals and have leveraged our experience to establish an extensive distribution network in China that we now use to market, sell and distribute our own pharmaceuticals. As of December 31, 2007, our marketing and distribution department has grown to include over 1,000 individuals. Our marketing and distribution activities are primarily carried out by our subsidiaries, Jiangsu Simcere and Shanghai Simcere.
Our Marketing Strategy
     We have established a fully integrated marketing strategy that includes brand management, market research and liaising with various levels of regulatory authorities and government institutions. We host in-person product presentations, conferences and seminars for physicians, other healthcare professionals and research scholars to promote and generate awareness of our pharmaceuticals, and to facilitate discussion between medical and pharmaceutical professionals in China regarding our pharmaceuticals. We also have a dedicated marketing division that is in charge of our overall marketing strategy, our branding efforts and our market research efforts. To support our marketing strategy, we plan to continue expanding our own internal marketing force.
     In addition, for our OTC pharmaceuticals, we also engage in consumer advertising and educational campaigns on television, newspapers, magazines, billboards and electronic media, celebrity endorsements and sponsorship of charitable events. We believe competition in the OTC market is primarily based on brand awareness, pricing and the therapeutic value of the pharmaceuticals. Furthermore, we have also set up a toll-free hotline to respond to end-users’ questions regarding our OTC pharmaceuticals.
     Our marketing professionals collect feedback from healthcare professionals, pharmacies and end-users regarding our products. Our marketing professionals then work closely with our research and development department and manufacturing department in order to enhance our existing portfolio of pharmaceuticals and to identify potential new products for commercialization.
Distribution
     We sell all of our products to pharmaceutical distributors in China. We have business relationships directly or indirectly with approximately 1,500 pharmaceutical distributors in China. Each pharmaceutical distributor in turn may distribute our pharmaceuticals within a designated region either directly to hospitals, clinics, pharmacies and other retail outlets or to local distributors. Our products are sold to hospitals and retail pharmacies throughout China. Many of our pharmaceuticals are widely distributed in large hospitals located in some of the most prosperous regions in China.
     We select our distributors based on their reputation, market coverage, sales experience and the size of their marketing and distribution force. We typically enter into written distribution agreements with our regional distributors for one-year terms that are generally renewed annually. These distribution agreements set out the targeted quantities and prices for our pharmaceuticals, as well as guidelines for the sale and distribution of our products, including restrictions on the territories in which the products may be sold. We believe that each of our target customer groups is important to our business and we will continue to seek opportunities for sales growth in each group.
     Our distributors are widely dispersed on a geographic basis. Each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. As of and for the years ended December 31, 2005, 2006 and 2007, no single distributor contributed, on an individual basis, 10.0% or more of our total revenues or gross accounts receivable, and sales to our five largest distributors accounted in aggregate for approximately 10.9%, 12.7% and 13.8%, respectively, of our product revenues.
     We have limited ability to manage the activities of our distributors, who are independent from us. Our distributors may potentially engage in actions that may violate the anti-corruption laws in China, engage in other illegal practices or exhibit and damaging behaviors with respect to their sales or marketing of our products, which could have a material adverse effect on our business, prospects and brand. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—We may not be able to effectively manage our employees, distribution network and third-party marketing firms, and our reputation, business, prospects and brand may be materially and adversely affected by actions taken by our distributors.”
Manufacturing, Quality Control and Supplies
Manufacturing
     We currently have six GMP-approved manufacturing facilities in China located in Jiangsu, Hainan, Shandong, Jilin and Anhui Provinces. We also own the mining right of a smectite mine, located in Sichuan Province. See “—Facilities.” In addition, three of our generic pharmaceuticals, the Yingtaiqing-branded diclofenac sodium capsules, the Faneng-branded alfacalcidol soft capsules and the Yineng-branded lentinan injection, are manufactured by independent third-party manufacturers.
     A portion of our production lines are equipped with automated machinery and equipment and can be used to produce different kinds of pharmaceuticals in the same physical dosage form without the need to significantly modify the current production facilities and equipment. We therefore are able to adjust our production to meet market demand and our sales target in response to market demand. The following table is a summary of our 2007 production capacity:

Pharmaceutical Agent
Production Unit	Delivery Form	2007 Capacity
Hainan Simcere
Penicillin family	Granules	630,000,000 packs
Penicillin family	Capsules	225,000,000 pills
Penicillin family	Dry suspension	45,000,000 packs
Cefaclor family	Granules	240,000,000 packs
Cefaclor family	Capsules	60,000,000 pills
Cefaclor family	Dry suspension	240,000,000 packs
Cefaclor family	Tablets	200,000,000 pills
General	Tablets	800,000,000 pills
General	Granules	660,000,000 packs
General	Soft capsules	150,000,000 pills
General	Gelatin	5,000,000 tubes
General	Powder	160,000,000 packs
General	Capsules	150,000,000 pills

Nanjing Simcere
Penicillin family	Powder injection	11,000,000 vials
Penicillin family	Granules	65,000,000 packs
Penicillin family	Dry suspension	65,000,000 bottles
Penicillin family	Tablets	150,000,000 pills
General	Oral solution	50,000,000 bottles
General	Small volume parenteral solutions	25,000,000 vials
General	Tablets	150,000,000 pills
General	Dry suspension	20,000,000 packs
General	Capsules	160,000,000 pills
General	Granules	20,000,000 packs
General	Powder injection	7,500,000 vials
General	Frozen-dry powder injection	2,700,000 vials
General	Sterile active pharmaceutical	300 kg

Pharmaceutical Agent
Production Unit	Delivery Form	2007 Capacity
ingredients, or APIs
General	Extract	50,000,000 bottles

Yantai Medgenn
Recombinant human endostatin	Injection	700,000 vials

Nanjing Tung Chit
Nedaplatin injection	Frozen-dry powder injection	270,000 bottles

Jilin Boda
Edavarone injection	Low-dose injection	20,000,000,000 vials
General	Tablets	2,000,000,000 pills
General	Capsules	50,000,000 pills
General	Granules	10,000,000 packs
General	Topical solution	4,000,000 bottles
General	Powder injection	3,000,000 packs
APIs	Phenytoin sodium	80,000 kg
APIs	Moroxydine	1,000,000 kg
APIs	Asparamide	100,000 kg
APIs	Ethacridine lactate	6,000 kg
APIs	Nefopam hydrochloride	6,000 kg
APIs	Edaravone	4,000 kg

Wuhu Zhongren
Fluorouracil implant	Implant	200,000 vials
Quality Control
     Our senior management team is actively involved in setting internal quality control policies and monitoring our product quality control process. Our quality control team is responsible for the testing of our pharmaceuticals to ensure that we comply with all applicable regulations, standards and internal policies during the manufacturing process. We carry out quality control procedures in compliance with GMP standards and SFDA regulations and in accordance with our internal policies with a view towards ensuring the consistency and high quality of our products. We inspect and test packaging materials before manufacturing and test intermediate products based on various criteria, such as physical appearance (including the shape of capsules and granules), cleanliness, ingredient composition and weight. Once the products are finalized, we conduct final product testing before distributing our products to our distributors.
Raw Materials
     The principal raw materials used for our products are the necessary active ingredients of our pharmaceuticals. We source such raw materials, as well as packaging materials, from various independent suppliers in China. In addition, we produce certain active ingredients used for the production of some of our pharmaceutical products, such as Bicun, and we also own the mining rights relating to a smectite mine that produces smectite, a raw material used for the manufacturing of Biqi. In the case of sourcing raw materials from third parties, the purchase price for the relevant raw materials is based on the prevailing market price for such materials of similar quality. Our principal packaging materials include glass ampules for injection pharmaceuticals, plastic bottles for capsule and tablet pharmaceuticals, and external packaging and printed instructions for all of our pharmaceuticals. In 2007, we purchased an aggregate of 50.9% of our total supply of raw materials from our five largest suppliers.
     Historically, the majority of our raw materials have been readily available. We generally maintain two vendors for each major raw material in order to diversify our vendor base and help to ensure a reliable supply of raw materials at reasonable prices. To date, raw material shortages or price fluctuations have not had any material adverse effect on us. We also maintain a supplier evaluation scheme through which potential vendors are evaluated based on a number of factors including quality, timely delivery, cost and technical capability. In addition, we conduct periodic onsite reviews of our suppliers’ facilities.

Competition
     In 2006, there are over 5,600 pharmaceutical manufacturers that have obtained GMP certificates China. We face direct competition from pharmaceutical manufacturers producing the same type of pharmaceuticals and indirect competition from pharmaceutical manufacturers producing products having similar medical efficacy as substitutes. Our competitors vary by product:
•	For Endu, there are currently no directly competitive products as Endu is the first recombinant human endostatin injection approved for sale in China. However, Endu indirectly competes with other types of cancer treatments currently available in China.

•	For Bicun, the main competitive product was Yidasheng manufactured by Jilin Boda which we have acquired a 51.0% equity interest in October 2007. There are currently no other direct competitive products for Bicun and Yidasheng in China.

•	For Zailin, the main competitive product is Amoxian, which is manufactured by Zhuhai United Laboratories Pharmaceutical Co., Ltd.

•	For Yingtaiqing, the main competitive products are Votalin, which is manufactured by Beijing Novartis Pharma Ltd., and Difene, which is manufactured by Klinge Pharma GmbH of Germany.
     Our generic pharmaceuticals are not protected by patents and are thus subject to competition from other generic pharmaceuticals. However, the SFDA may at its discretion, subject to certain limitations, grant first-to-market generic pharmaceuticals the protection of a multiple-year monitoring period, or a protection period under the prior regulation, during which other pharmaceutical companies cannot apply for the registration of pharmaceuticals with the same chemical structure, dosage form and indication. See “Item 4. Information of the Company—B. Business Overview—Regulation—Approval and Registration of Pharmaceutical Products.” Once the transitional protection period elapses, other manufacturers will be able to produce pharmaceuticals with the same chemical structure, dosage form and indication, and may be able to sell such products at a lower price. As a result, hospitals, clinics, pharmacies and other retail outlets may choose the lower priced products over our pharmaceuticals, resulting in a commensurate loss in sales of our products. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Most of our products are branded generics, which can be manufactured and sold by other pharmaceutical manufacturers in China once the relevant protection or monitoring periods elapse.” Furthermore, for our patented pharmaceuticals, the existence of a patent may not necessarily protect us from competition as our patent may be challenged, invalidated or held to be unenforceable. This is because patent applications can take many years to be approved and issued and currently pending applications may later result in issued patents that our product candidates or technologies may infringe. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The existence of a patent may not necessarily protect us from competition as our patent may be challenged, invalidated or held unenforceable.”
     The pharmaceutical industry is characterized by rapid product development and technological change. Our pharmaceuticals could be rendered obsolete or made uneconomical by the development of new pharmaceuticals to treat the conditions addressed by our pharmaceuticals, technological advances affecting the cost of production, or marketing or pricing actions by one or more of our competitors. Our business, results of operations and financial condition could be materially adversely affected by any one or more of these developments. Our competitors may also be able to obtain regulatory approval for new products more quickly than we are and, therefore, may begin to market their products in advance of our products. We believe that competition among pharmaceuticals in China will continue to be based on, among other things, brand name recognition, product efficacy, safety, reliability, availability, promotional activities and price.
     Many of our existing and potential competitors have substantially greater financial, technical, manufacturing or other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Many of our competitors may also have greater brand name recognition, more established distribution networks, larger customer bases, or have more extensive knowledge of our customer groups. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can. In addition, certain of our competitors may adopt low-margin sales strategies and compete against us based on lower prices. Furthermore, as a result of China’s admission to the World Trade Organization in 2001 and subsequent changes in PRC government laws and regulations, we may also face increasing competition from foreign manufacturers in addition to domestic manufacturers. Subsequent to the reduction of import tariffs pursuant to China’s World Trade Organization obligations, the selling prices in China of imported pharmaceuticals have become more competitive. Also, some foreign pharmaceutical manufacturers have set up domestic production bases in China leading to increasing direct competition.

Environmental Matters
     Our operations and facilities are subject to environmental laws and regulations stipulated by the national and the local environment protection bureaus in China. Relevant laws and regulations include provisions governing air emissions, water discharges and the management and disposal of hazardous substances and wastes. The PRC regulatory authorities require pharmaceutical companies to carry out environmental impact studies before engaging in new construction projects to ensure that their production processes meet the required environmental standards. As the PRC legal system continues to evolve, we may be required to make significant expenditures in order to comply with environmental laws and regulations that may be adopted or imposed in the future.
Insurance
     We maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately RMB468.1 million as of March 31, 2008. We also maintain insurance policies covering products in transit to our customers. We do not maintain product liability insurance or insurance covering potential liability relating to the release of hazardous materials as product liability insurance for pharmaceutical products and insurance relating to the release of hazardous materials are not available in China. In addition, we do not maintain business interruption insurance or key employee insurance for our executive officers as we believe it is not the normal industry practice in China to maintain such insurance. We consider our current insurance coverage to be adequate. However, uninsured damage to any of our manufacturing facilities and buildings or a significant product liability claim could have a material adverse effect on our results of operations. We also maintain directors’ and officers’ liability insurance for our directors and officers.
Regulation
     Our products are subject to regulatory controls governing pharmaceutical products. As a developer, manufacturer and distributor of pharmaceuticals, we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular, the SFDA. The “Law of the PRC on the Administration of Pharmaceuticals,” as amended on February 28, 2001, provides the basic legal framework for the administration of the production and sale of pharmaceuticals in China and covers the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products in China. Its implementation regulations set out detailed implementation rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws and regulations that are applicable to manufacturers and distributors in general.
Pharmaceutical Product Manufacturing
Permits and Licenses for Pharmaceutical Manufacturers
     A manufacturer of pharmaceutical products must obtain a pharmaceutical manufacturing permit from the provincial food and drug administration. This permit, once obtained, is valid for five years and is renewable upon its expiration. This permit must be renewed at least six months before its expiration date. Our current pharmaceutical manufacturing permits for each of Hainan Simcere, Nanjing Simcere, Yantai Medgenn, Nanjing Tung Chit, Jilin Boda and Wuhu Zhongren will all expire on December 31, 2010. In addition, as Jilin Boda is currently expanding its facilities which then require it to renew its existing manufacturing permit. We do not believe it will be difficult for us to renew our pharmaceutical manufacturing permit. In addition, before commencing business, a pharmaceutical manufacturer must also obtain a business license from the relevant administration for industry and commerce.
Good Manufacturing Practices
     A manufacturer of pharmaceutical products and raw materials must obtain the GMP certification to produce pharmaceutical products and raw materials in China. GMP certification criteria include institution and staff qualifications, production premises and facilities, equipment, raw materials, hygiene conditions, production management, quality controls, product distributions, maintenance of sales records and manner of handling customer complaints and adverse reaction reports. A GMP certificate is valid for five years. The certificate must be renewed at least six months before its expiration date. A manufacturer is required to obtain GMP certificates to cover all of its production operations.
     Generally, GMP certificates are valid for five years and we do not believe it will be difficult for us to renew any of our GMP certifications. The following table summarizes the most recent GMP certificates we received for each of our manufacturing facilities:

Certification By
Facilities	Coverage	Issue Date	Expiration Date
Hainan Simcere
	Tablets (Including Cephalosporins), Granules, Capsules, Dry Suspensions (Including Cephalosporins, Penicillin), Soft Capsules, Powders, Gelatin	August 30, 2006	August 29, 2011

	Bulk Drug (Montmorillonite, Aluminium, Dihydroxyallan-toninate, Levamlodipine Besylate, Pamidronate Disodium, Valaciclovir Hydrochloride and Benazepril Hydrochloride)	January 8, 2007	January 7, 2012

	Bulk Drug (Sumatriptan Succinate, Meloxicam, Naftopidil, Edaravone and Sibutramine Hydrochloride)	February 16, 2004	February 15, 2009

	Bulk Drug (Amlodipine Maleate, Cefprozil and Cefteram pivoxil)	November 1, 2005	October 31, 2010

Nanjing Simcere
	Tablets, Granules, Dry Suspensions (Penicillins)	May 26, 2003	May 25, 2008

	Small Volume Parenteral Solutions, Mixture Oral, Solution	January 2, 2004	January 1, 2009

	Tablets, Capsules, Dry Suspensions	March 30, 2006	March 29, 2011

	Granules	May 11, 2006	May 10, 2011

	Powder for Injection (Penicillin)	April 19, 2006	April 18, 2011

Yantai Medgenn
	Recombinant Human Endostatin Injection (Anti-cancer Drugs)	March 20, 2006	March 19, 2011

Jilin Boda
	Tablets (with hormones), Capsules, Granules, Power, Tinctures, Topical Solution, Bulk Drug (Ethacridine Lactate, Nefopam Hydrochloride, Moroxydine Hydrochloride, Sulfaguanidinem, Phenytoinum Sodium and povidone lodine)	October 9, 2004	October 8, 2009

	Low-Dose Injection	December 9, 2005	December 8, 2010

	Bulk Drug (Edaravone)	December 12, 2005	December 11, 2010

	Bulk Drug (Asparagine)	December 23, 2006	December 22, 2011

Nanjing Tung Chit
	Frozen-Dry Powder Injection (Anti-Cancer Drug) and Bulk Drug (Nedaplatin)	August 18, 2004	August 16, 2009

Wuhu Zhongren
	Anti-cancer Implants	June 24, 2004	June 23, 2009
Approval and Registration of Pharmaceutical Products
     To apply for approval of manufacturing a pharmaceutical with a national standard, the applicant must submit relevant information and samples of the pharmaceutical prepared in accordance with the relevant national standard to the provincial food and drug administration authority. According to the current Administrative Rules on Drug Registration that came into effect on October 1, 2007, the provincial food and drug administration authority will review the submission and conduct on-site investigation at the production premises. Three consecutive production batches of pharmaceutical samples, collected by the provincial food and drug administration authority, will be examined by the designated drug laboratories. Following their respective assessment and investigation of the application, the provincial food and drug administration authority and the pharmaceutical examination laboratories will produce their respective report to the SFDA, which will conduct a final assessment of the application to consider whether to approve the registration of the medicine. Upon successful final assessment of the application, the SFDA will issue a medicine registration approval.
     If a medicine has not previously been marketed in China, the manufacturer must first obtain a new medicine certificate as well as a medicine registration approval from the SFDA. To register new medicines, pharmaceutical manufacturers must obtain approvals from the SFDA to carry out clinical research. Applicants need to submit relevant pre-clinical study information and other relevant reports to the provincial food and drug administration for review. The provincial food and drug administration will also conduct on-site inspections to collect pharmaceutical samples and appoint specified pharmaceutical examination laboratories to exam such pharmaceutical samples. The pharmaceutical examination laboratories will then issue reports to the SFDA, which will then set up an expert team comprised of pharmaceutical professionals and other specialists to conduct a technical assessment of the proposed new medicine and decide whether clinical research should be commenced.

     Following successful completion of clinical research, applicants must submit clinical research information and raw material samples to the provincial food and drug administration and the pharmaceutical examination laboratories appointed by the provincial food and drug administration to apply for approval to manufacture the new medicines. The provincial food and drug administration authority will then review the submission materials and conduct an on-site inspection at the production premises of the applicants. The pharmaceutical examination laboratories appointed by the provincial food and drug administration will then exam three consecutive production batches of pharmaceutical samples collected by the provincial food and drug administration. After investigation and assessment, the provincial food and drug administration authority and the examination laboratories appointed by the provincial food and drug administration authority will produce reports to the SFDA, which will carry out a final review of the application of the subject new medicine. Upon fulfillment of the relevant requirements and approval by the SFDA, the applicants will be granted a new medicine certificate and a medicine approval document. The SFDA will then issue to the applicant the Drug Quality Registration Standards with respect to the registered pharmaceuticals which the manufacturer of such pharmaceuticals must strictly comply with.
     Upon granting production approval of a new medicine, the SFDA may set a monitoring period of a maximum of five years to continue monitoring the safety of the medicine, during which the relevant pharmaceutical manufacturing company must regularly review the production technologies employed, monitor the quality, stability, curative effects and unfavorable side-effects of the new medicine, and report to the provincial level food and drug administration authority annually. During such a monitoring period, the SFDA will not accept applications for new medicine certificates for the same medicine by other pharmaceutical companies or approve the sale or import of the same medicine by other pharmaceutical companies, except that, for any other application for the same new medicine that had been approved by the SFDA to undergo clinical trials prior to the granting of a monitoring period, the SFDA may approve the application for sale or import of the new medicine if it meets the relevant requirements and will continue to monitor such new medicine. As a result, the monitoring period in connection with a new medicine can limit the competition encountered by the manufacturer of the new medicine. As of March 31, 2008, we held 41 new medicine certificates that are in effect and have obtained 138 medicine approval documents.
Pre-clinical Research and Clinical Trials
     In order to apply for a new medicine certificate, a pharmaceutical company must conduct a series of pre-clinical research including research on the synthesis technology, extraction methods, physical and chemical nature and purity, pharmaceutical forms, selection of prescriptions, manufacturing technologies, examination methods, quality indicators, stability, pharmacology, toxicology and animal pharmacokinetics of pharmaceuticals. This pre-clinical research should be conducted in compliance with the relevant technological guidelines issued by the SFDA. In particular, the safety evaluation research must be conducted in compliance with the Good Laboratory Practice.
     After completion of pre-clinical studies and obtaining the relevant approval from the SFDA, clinical trials are conducted in compliance with the Good Clinical Practice. Clinical trials to be conducted range from Phase I to IV, although under certain circumstances, only Phase II and III or only Phase III clinical trials are required.
•	Phase I — preliminary trial of clinical pharmacology and human safety evaluation studies. The primary objective is to observe the pharmacokinetics and the tolerance level of the human body to the new medicine as a basis for ascertaining the appropriate methods of dosage.

•	Phase II — preliminary exploration on the therapeutic efficacy. The purpose is to assess preliminarily the efficacy and safety of pharmaceutical products on patients within the target indication of the pharmaceutical products and to provide the basis for the design research and dosage tests for Phase III. The design and methodology of research in this phase generally adopts double-blind and random methods with limited sample sizes.

•	Phase III — confirm the therapeutic efficacy. The objective is to further verify the efficacy and safety of pharmaceutical products on patients within the target indication of the pharmaceutical products, to evaluate the benefits and risks and finally to provide sufficient experimental proven evidence to support the registration application of the pharmaceutical products. In general, the trial should adopt double-blind, random methods with sufficient sample sizes.

•	Phase IV — stage of application with research conducted by the applicants themselves after the launch of a new pharmaceutical. The objective is to observe the efficacy and adverse reaction of pharmaceutical products under extensive use, to perform an evaluation of the benefits and risks of the application among ordinary or special group of patients, and to ascertain and improve the appropriate dosage volume for application.

Continuing SFDA Regulation
     A manufacturer of pharmaceutical products is subject to continuing regulation by the SFDA. If an approved medicine, its labeling or its manufacturing process is significantly modified, pre-market supplemental approval may be required. A manufacturer of pharmaceutical products is subject to periodic re-inspection and market surveillance by the SFDA to determine compliance with regulatory requirements. If the SFDA sees a reason to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions such as fines and injunctions, recalls or seizure of products, imposition of operating restrictions, partial suspension or complete shutdown of production and criminal prosecution.
     An approval of pharmaceutical registration issued by the SFDA will be valid for a period of five years. Within six months prior to expiration, the manufacturer may need to apply for re-registration with the provincial drug administrative authorities. Relevant authorities will review the application and renew the registration for such pharmaceutical if the relevant requirements are fulfilled. For innovative pharmaceuticals, completion of Phase IV clinical trial is required prior to the application for re-registration.
Pharmaceutical Distribution
     A distributor of pharmaceutical products must obtain a pharmaceutical distribution permit from the relevant provincial- or designated municipal- or county-level food and drug administration. The grant of such permit is subject to an inspection of the distributor’s facilities, warehouse, hygiene environment, quality control systems, personnel and equipment. The pharmaceutical distribution permit is valid for five years. In addition, a pharmaceutical distributor needs to obtain a business license from the relevant administration for industry and commerce prior to commencing its business.
     The most recent pharmaceutical distribution permits obtained by our subsidiaries, Shanghai Simcere and Jiangsu Simcere, for wholesale and retail business operations were issued on December 20, 2004 and July 16, 2007, respectively, and we do not believe it would be difficult for us to renew these certifications.
Restrictions on Foreign Ownership of Pharmaceutical Wholesale and Retail Businesses in China
     The Administration Rules on Foreign Investment in Commercial Domains permit foreign companies to establish or invest in wholly foreign-owned companies or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. In relation to retail sales, the number and size of retail pharmacy outlets that a foreign investor may establish remain subject to certain restrictions. Pharmacy chains with more than 30 outlets and selling a variety of branded pharmaceutical products sourced from different suppliers are limited to less than 50.0% foreign ownership.
Good Supply Practices
     GSP standards regulate pharmaceutical wholesale and retail distributors to ensure the quality of distribution in China. The current applicable GSP standards require pharmaceutical distributors to implement strict controls on the distribution of medicine products, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management and quality control. The GSP certificate is valid for five years.
     Our subsidiaries, Shanghai Simcere and Jiangsu Simcere, obtained their respective most recent GSP certificates on November 15, 2003 and June 20, 2003. Both certificates are valid for five years and we do not believe it would be difficult for us to renew these certifications.
Product Liability and Protection of Consumers
     Product liability claims may arise if the products sold have any harmful effect on the consumers. The injured party can claim for damages or compensation. The “General Principles of the Civil Law of the PRC” which was effective from January 1987 states that manufacturers and sellers of defective products causing property damage or injury shall incur civil liabilities.
     The “Product Quality Law of the PRC” was enacted in 1993 and amended in 2000 to strengthen quality control of products and protect consumers’ rights. Under this law, manufacturers and distributors who produce and sell defective products may be subject to the confiscation of earnings from such sales, the revocation of business licenses and imposition of fines, and in severe circumstances, may be subject to criminal liability.
     The “Law of the PRC on the Protection of the Rights and Interests of Consumers” was promulgated on October 31, 1993 and enacted from January 1, 1994 to protect consumers’ rights when they purchase or use goods and accept services. All business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. In extreme situations, pharmaceutical manufacturers and distributors may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.

Price Controls
     The retail prices of certain pharmaceuticals sold in China, primarily those included in the national and provincial Medical Insurance Catalogs and those pharmaceuticals whose production or trading are deemed to constitute monopolies, are subject to price controls in the form of fixed prices or price ceilings. Manufacturers and distributors cannot set the actual retail price for any given price-controlled product above the price ceiling or deviate from the fixed price imposed by the government. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to notification to the provincial pricing authorities. Sales of pharmaceutical products by pharmaceutical manufacturers in China to overseas markets are not subject to any price control.
     The retail prices of medicines that are subject to price controls are administered by the Price Control Office of the National Development and Reform Commission, or the NDRC, and provincial and regional price control authorities. The retail price, once set, also effectively determines the wholesale price of that medicine. From time to time, the NDRC publishes and updates a list of medicines that are subject to price controls. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicines and the extent of the manufacturer’s compliance with the applicable GMP standards. The NDRC directly regulates the price of a portion of the medicines on the list, and delegates to provincial and regional price control authorities the authority to regulate the pricing of the rest of the medicines on the list. Provincial and regional price control authorities have discretion to authorize price adjustments based on the local conditions and the level of local economic development. Currently, approximately 1,500 pharmaceuticals, or approximately 10.0% of the pharmaceuticals available in China, are subject to price controls. Of those, the price controls for the retail prices of approximately 600 pharmaceuticals are administered by the NDRC and the rest are administered by provincial and regional price control authorities.
     Only the manufacturer of a medicine may apply for an increase in the retail price of the medicine and it must either apply to the provincial price control authorities in the province where it is incorporated, if the medicine is provincially regulated, or to the NDRC, if the medicine is centrally regulated. For a provincially regulated medicine, in cases where provincial price control authorities approve an application, manufacturers must file the new approved price with the NDRC for record and thereafter the new approved price will become binding and enforceable across China.
     Since May 1998, the PRC government has ordered reductions in the retail prices of various pharmaceuticals 24 times. The latest price reductions occurred in January, March, April and May of 2007 and affected a total of 466 different Chinese medicines and 614 different western pharmaceuticals.
     The NDRC may grant premium pricing status to certain pharmaceuticals that are under price controls. The NDRC may set the retail prices of pharmaceuticals that have obtained premium pricing status at a level that is significantly more than comparable products. Two of our branded generic products, Zailin granules and Yingtaiqing capsules, have obtained premium pricing status from the NDRC.
Tendering System for Medicines Purchased by Healthcare Institutions
     Hospitals owned and controlled by counties or higher level governments must implement collective tender processes for the purchase of medicines listed in the Medical Insurance Catalogs and medicines that are consumed in large volumes and commonly prescribed for clinical uses. A committee established by the hospitals consisting of recognized pharmaceutical experts must assess the bids submitted by the pharmaceutical manufacturers, taking into consideration, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. For the same type of pharmaceutical, the committee usually selects from among two to three different brands. Any reduction in the pharmaceutical purchase price by these hospitals as a result of the competitive bidding process is intended to bring about a corresponding reduction in the retail price for the benefit of patients. At present, we understand that the extent of implementation of such tender purchase system varies among different regions in China. Recently, state-owned and state-controlled hospitals of certain provinces began to implement collective tender processes through online bidding. Such online bidding process is expected to increase the transparency and competitiveness of the tendering system. An increasing numbers of hospitals are expected to adopt such online bidding procedures.
Reimbursement Under the National Medical Insurance Program
     According to the PRC National Bureau of Statistics, as of December 31, 2005, 137.8 million people in China were enrolled in the National Medical Insurance Program. Most program participants are urban residents who are currently employed or retired. Participants of the National Medical Insurance Program and their employers are required to contribute to the payment of insurance premium on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the national Medical Insurance Catalog, which is divided into two tiers. Purchases of Tier A medicines are fully reimbursable, but certain Tier A medicines are only reimbursable if the medicine is used for a particular stated purpose in the Medical Insurance Catalogs. Purchasers of Tier B medicines are required to make a certain percentage of co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B medicines varies in different regions in the PRC. Factors that affect the inclusion of medicines in the Medical Insurance Catalogs include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. The PRC Ministry of Labor and Social Security, together with other government authorities, has the power every two years to determine which medicines are included in the national medicine catalog, under which of the two tiers the included medicine falls, and whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the national Medical Insurance Catalog in their provincial Medical Insurance Catalogs. For Tier B medicines listed in the national Medical Insurance Catalog, provincial governments have the discretion to adjust upwards or downwards by no more than 15% from the number of Tier B medicines listed in the national Medical Insurance Catalog that is to be included in the provincial Medical Insurance Catalogs. The total amount of reimbursement for the cost of medicines, in addition to other medical expenses, for an individual participant under the National Medical Insurance Program in a calendar year is capped to the amounts in that participant’s individual account under the program. The amount in a participant’s account varies, depending on the amount of contributions from the participant and his or her employer. Generally, on average, participants under the National Medical Insurance Program who are from relatively wealthier parts of China and metropolitan centers have greater amounts in their individual accounts than those from less developed provinces.
PRC Patent Law
     The PRC first allowed patents for the protection of proprietary rights, as set forth in the PRC Patent Law, in 1985. Pharmaceutical inventions were not patentable under the PRC Patent Law until 1993. Patents relating to pharmaceutical inventions are effective for 20 years from the initial date the patent application was filed.
Patent Prosecution
     The patent prosecution system in China is different from the U.S. system in a number of ways. The patent system in China, like most countries other than the United States, adopts the principle of “first to file.” This means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application. The United States uses a principle of first to invent to determine the granting of patents. In China, a patent must possess novelty, inventiveness and practical application. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or abroad or has been publicly used or made known to the public by any other means in China, nor has any other person filed with the patent authority an application which describes an identical invention or utility model and is published after the filing date. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has independent patent systems. Patents in the PRC are filed at the State Intellectual Property Office, or SIPO, in Beijing.
Patent Enforcement
     When a dispute arises as a result of infringement of the patent holder’s patent right, such dispute should be settled first through consultation by the respective parties. However, if such dispute cannot be settled through consultation, such patent holder or an interested party who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of the SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. As in other jurisdictions, with one notable exception, the patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.
Compulsory License
     Under the PRC Patent Law, where a person possesses the means to utilize a patented technology, but such person cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, such person is entitled to apply to the SIPO to authorize the grant of a compulsory license three years following the grant of the patented technology. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where public interest so requires. We do not believe a compulsory license has yet been granted by the SIPO.

International Patent Treaties
     The PRC is also a signatory to all major intellectual property conventions, including the Paris Convention for the Protection of Industrial Property, Madrid Agreement on the International Registration of Marks and Madrid Protocol, Patent Cooperation Treaty, Budapest Treaty on the International Recognition of the Deposit of Microorganisms for the Purposes of Patent Procedure and the Agreement on Trade-Related Aspects of Intellectual Property Rights, or TRIPs.
     Although patent rights are national rights, there is also a large degree of international co-operation under the Patent Cooperation Treaty, or the PCT, to which China is a signatory. Under the PCT, applicants in one country can seek patent protection for an invention simultaneously in a number of other member countries by filing a single international patent application. The fact that a patent application is pending is no guarantee that a patent will be granted, and even if granted, the scope of a patent may not be as broad as the subject of the initial application.
Trademarks
     The PRC Trademark Law was promulgated in 1982 (later amended on October 27, 2001) and the PRC Trademark Implementing Regulations was promulgated on August 3, 2002. The PRC Trademark Office is responsible for the registration and administration of trademarks throughout the country. Like patents, the PRC has adopted a “first-to-file” principle with respect to trademarks.
     PRC law provides that the following acts constitute infringement of the exclusive right to use a registered trademark:
•	use of a trademark that is identical with or similar to a registered trademark in respect of the same or similar commodities without the authorization of the trademark registrant;

•	sale of commodities infringing upon the exclusive right to use the trademark;

•	counterfeiting or making, without authorization, representations of a registered trademark of another person, or sale of such representations of a registered trademark;

•	changing a registered trademark and selling products on which the changed registered trademark is used without the consent of the trademark registrant; and

•	otherwise infringing upon the exclusive right of another person to use a registered trademark.
     In the PRC, a trademark owner who believes the trademark is being infringed has three options:
•	The trademark owner can provide his trademark registration certificate and other relevant evidence to the State or local Administration for Industry and Commerce, or AIC, which can, at its discretion, launch an investigation. The AIC may take such actions as: order the infringer to immediately cease the infringing behavior, seize and destroy any infringing products and representations of the trademark in question, close the facilities used to manufacture the infringing products or impose a fine. If the trademark owner is dissatisfied with the State AIC’s decision, he may, within 15 days of receiving the AIC’s decision, institute civil proceedings in court.

•	The trademark owner may institute civil proceedings directly in court. Civil redress for trademark infringement includes:
•	injunctions;

•	requiring the infringer to take steps to mitigate the damage (i.e., print notices in newspapers); and

•	damages (i.e., compensation for the economic loss and injury to reputation as a result of trademark infringement suffered by the trademark holder).
The amount of compensation is calculated according to either the gains acquired by the infringer from the infringement during the infringement, or the loss suffered by the trademark owner, including expenses incurred by the trademark holder to deter such infringement. If it is difficult to determine the gains acquired by the infringer from the infringement, or the loss suffered by the trademark owner, the court may elect to award compensation of not more than RMB500,000.

•	If the case is so serious as to constitute a crime, the trademark owner may lodge a complaint with the relevant public security organ and the infringer is subject to investigation for criminal responsibility in accordance with PRC law.
     The PRC is a signatory to the Madrid Agreement and the Madrid Protocol. These agreements provide a mechanism whereby an international registration produces the same effects as an application for registration of the mark made in each of the countries designated by the applicant.

Foreign Exchange Regulation
     Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments and interest. Capital account items, such as direct equity investments, loans and repatriation of investments, require the prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.
     Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local counterpart. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into Renminbi.
     Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, (i) a PRC citizen residing in the PRC, or PRC resident, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (iii) when the SPV undergoes a material event outside of China, such as a change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.
     Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.
     Our beneficial owners who are PRC residents have registered with the local branch of SAFE as required under SAFE Circular No. 75.
Dividend Distribution Regulation
     The principal laws and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the People’s Republic of China (1993), amended and effective as of January 1, 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our PRC subsidiaries, including WFOEs and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, inlcuding WFOEs and domestic companies is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50.0% of its respective registered capital. These reserves are not distributable as cash dividends.
C. Organizational Structure
     The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries.

     We conduct substantially all of our operations through the following operating subsidiaries in China:
•	Simcere Pharmaceutical Co., Ltd., or Hainan Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Hainan Simcere is currently authorized to manufacture 56 pharmaceutical products;

•	Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd., or Nanjing Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Nanjing Simcere is currently authorized to manufacture 78 pharmaceutical products;

•	Jiangsu Simcere Pharmaceutical Co., Ltd., or Jiangsu Simcere, and Shanghai Simcere Pharmaceutical Co., Ltd., or Shanghai Simcere, are both our wholly owned subsidiaries that engage in the marketing, sales and distribution of pharmaceutical products;

•	Jiangsu Simcere Pharmaceutical R&D Co., Ltd., or Simcere Research, is our wholly owned subsidiary that engages in the research and development of pharmaceutical products;

•	Sichuan Zigong Yirong Industrial Co., Ltd., or Sichuan Simcere, is our wholly owned subsidiary that owns the mining right to a smectite mine in Sichuan Province and engages in the extraction of smectite, a raw material used for the manufacturing of one of our pharmaceutical products;

•	Hainan Qitian Pharmaceutical Co., Ltd., or Qitian Simcere, is our wholly owned subsidiary that engages in the processing and refinement of smectite;

•	Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd., formerly Yantai Medgenn Co., Ltd., or Yantai Medgenn, is our 90.0%-owned subsidiary that engages in the manufacturing of Endu in China. We completed the acquisition of 80.0% of the equity interest of Yantai Medgenn in September 2006. We further acquired an additional 10.0% of the equity interest in Yantai Medgenn in June 2007. In addition, Yantai Medgenn owns a 40.0% equity interest in Medgenn (Hong Kong) Co., Ltd., or Hong Kong Medgenn that was acquired for no cash consideration. Hong Kong Medgenn has the exclusive right to engage in the development and sale of Endu in any jurisdiction outside of the PRC until February 10, 2015. Hong Kong Medgenn has not conducted any operations to date;

•	Jilin Boda Pharmaceutical Co., Ltd., or Jilin Boda, is our 51.0% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. We completed the acquisition of the 51.0% equity interest in Jilin Boda in October 2007;

•	Nanjing Tung Chit Pharmaceutical Company Limited, or Nanjing Tung Chit, is our 85.71% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. We completed the acquisition of the

85.71% equity interest in Nanjing Tung Chit in November 2007 through our purchase of 100% equity interest in Master Luck Corporation Limited; and

•	Wuhu Zhongren Pharmaceutical Co., Ltd., or Wuhu Zhongren, is our 70.0% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. We completed the acquisition of the 70.0% equity interest in Wuhu Zhongren in April 2008.
D. Property, Plant and Equipment
     Our headquarters and our research and development facility are located in Nanjing, Jiangsu Province, on a parcel of land with an aggregate site area of approximately 193,100 square meters. The land use right will expire in 2056. We have six GMP-approved manufacturing facilities that are located in Nanjing in Jiangsu Province, Haikou in Hainan Province, Liaoyuan in Jilin Province, Yantai in Shandong Province and Wuhu in Anhui Province. Our facilities in Nanjing are approximately 36,677 square meters in total, occupying four parcels of land with an aggregate site area of approximately 309,788 square meters. The land use rights granted with respect of the lands will expire in 2048, 2054 and 2054 and 2056. Our facility in Haikou, Hainan Province is approximately 17,000 square meters and occupies a parcel of land with an aggregate site area of approximately 40,000 square meters. The land use right will expire in 2067. The facility in Yantai, Shandong Province is approximately 3,000 square meters and occupies a parcel of land with an aggregate site area of approximately 48,000 square meters. The land use right will expire in 2053. The facility in Liaoyuan, Jilin Province is approximately 42,000 square meters and occupies an aggregate site area of approximately 67,207 square meters. The land use rights will expire in 2028, 2029 and 2056, respectively. The facility in Wuhu, Anhui Province is approximately 7,000 square meters and occupies a parcel of land with an aggregate site area of approximately 20,000 square meters. The land use right will expire in 2052. In addition, we own the mineral exploration right relating to a smectite mine that can produce 300,000 ton in total of smectite, a raw material used for the manufacturing of our diarrhea medicine Biqi. We believe that our existing facilities, together with the facilities under construction, are adequate for our current requirements.
Item 5. Operating and Financial Review and Prospects
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.
A. Operating Results
Overview
     We are a leading manufacturer and supplier of branded generic pharmaceuticals in the fast growing China market. We have recently focused our strategy on the development of first-to-market generic and innovative pharmaceuticals. We currently manufacture and sell 39 principal pharmaceutical products and are the exclusive distributor of three additional pharmaceutical products that are marketed under our brand names. We market and sell our products directly or indirectly to approximately 1,500 pharmaceutical distributors who in turn sell these products to other distributors, hospitals and retail pharmacies throughout China.
     We commenced operations in March 1995 and operated our business mainly as a distributor of pharmaceutical products. Since then, we have gradually built up our research and development and manufacturing capabilities and have become one of the leading pharmaceutical companies in China that develop, manufacture and sell branded generic pharmaceuticals. To date, we have introduced a series of branded products, including our first-to-market generic anti-stroke medication Bicun, as well as our innovative pharmaceutical Endu, the first recombinant human endostatin injection approved for sale in China. Revenues from our Bicun, Zailin, Endu and Yingtaiqing products have each exceeded RMB100.0 million ($13.7 million) in 2007, which we believe is evidence of wide market acceptance of these products in the China market.
     In May 2006, we entered into a purchase agreement to acquire an 80.0% equity interest in Yantai Medgenn, a PRC pharmaceutical company engaged in the research, development, manufacture and sale of an anti-cancer drug under the name Endu. Prior to the completion of the acquisition, we began to distribute Endu as Yantai Medgenn’s exclusive distributor in July 2006. The acquisition was completed in September 2006, after which we began to manufacture Endu. Through this acquisition, we have also acquired the patents and the rights to manufacture and sell Endu in China, as well as a GMP-certified manufacturing facility for the production of Endu. In June 2007, we further acquired an additional 10.0% equity interest in Yantai Medgenn. In October 2007, we completed the acquisition of a 51.0% equity interest in Jilin Boda, which manufactures the only other edaravone injection available in China in addition to our existing product Bicun, and in November 2007, we completed the acquisition of an 85.71% equity interest in Nanjing Tung Chit, the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is marketed under the brand name Jiebaishu.
     We have experienced significant growth in our business in recent years. Our total revenues increased from RMB737.0 million in 2005 to RMB950.6 million in 2006 and to RMB1,368.7 million ($187.6 million) in 2007, representing a CAGR of 36.3% from 2005 to 2007. Our net income increased from RMB102.7 million in 2005 to RMB172.3 million in 2006 and to RMB301.3 million ($41.3 million) in 2007, representing a CAGR of 71.2% from 2005 to 2007.
     We believe that the most significant factors that affect our financial performance and results of operations are:
•	the growth of the pharmaceutical market in China;

•	our ability to successfully develop, acquire and launch first-to-market branded generic and innovative pharmaceuticals;

•	the extent of inclusion of our pharmaceuticals in the Medical Insurance Catalogs;

•	our ability to compete in the tender processes for purchase of medicines by state-owned and state-controlled Chinese hospitals; and

•	product pricing and price controls.
The Growth of the Pharmaceutical Market in China
     With approximately one-fifth of the world’s population and a fast-growing gross domestic product, China represents a significant potential market for the pharmaceutical industry. We believe the significant expected growth of the pharmaceutical market in China is due to factors such as robust economic growth and increased pharmaceutical expenditure, aging population and increased lifestyle-related diseases, government support of the pharmaceutical industry, the relatively low research and development and clinical trial costs in China as compared to developed countries, as well as the increased availability of funding for medical insurance and industry consolidation in China.
Our Ability to Successfully Develop, Acquire and Launch First-to-Market Generic and Innovative Pharmaceuticals
     We believe that our proven ability to build a portfolio of first-to-market branded generic and innovative pharmaceuticals is crucial for our long-term growth and profitability, as first-to-market pharmaceuticals provide the advantage of rapid market penetration and higher profit margins. Compared to other generic pharmaceuticals, which can be sold by other pharmaceutical companies at a lower price, first-to-market generic pharmaceuticals, although not protected by intellectual property rights, are often granted a monitoring period, or have been granted a protection period under prior regulations, by the SFDA during which time the SFDA will not accept applications for new medicine certificates for pharmaceuticals with the same chemical structure, dosage form and indication. Innovative pharmaceuticals, which are protected by intellectual property rights, enjoy an even longer period of exclusivity as the validity period for an invention patent is 20 years. We believe that our ability to launch first-to-market generic and innovative pharmaceuticals, the exclusive marketing period in relation to such pharmaceuticals, coupled with our capabilities in marketing, branding and distribution, will continue to allow us to develop products that gain widespread recognition quickly and contribute to the rapid increase of our revenues and profitability.
The Extent of Inclusion of Our Pharmaceuticals in the Medical Insurance Catalogs
     Eligible participants in the national basic medical insurance program in China, which consists of mostly urban residents, are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the national and provincial Medical Insurance Catalogs. See “Item 4. Information of the Company—B. Business Overview—Regulation—Reimbursement Under the National and Provincial Medical Insurance Programs.” Factors that affect the inclusion of medicines in the Medical Insurance Catalogs include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. As of March 31, 2008, 21 of our 38 principal products that were manufactured and sold were included in the national Medical Insurance Catalog and 12 were included in the Medical Insurance Catalog of various provinces, municipalities and autonomous regions. The inclusion of a medicine in the Medical Insurance Catalogs can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements. However, pharmaceuticals included in the Medical Insurance Catalogs are subject to price controls in the form of fixed retail prices or retail price ceilings, and are subject to periodical price adjustments by the relevant regulatory authorities. Such price controls, especially downward price adjustments, may negatively affect the unit price of our products. See “—Product Pricing and Price Controls.” On balance, we believe that the benefit of the inclusion of our pharmaceuticals in the Medical Insurance Catalogs outweighs the cost of such inclusion.

     There can be no assurance that our products currently included in the Medical Insurance Catalogs will continue to be included in the catalogs. The removal or exclusion of our products from the Medical Insurance Catalogs may adversely affect the sales of these products. The commercial success of our new and potential products is substantially dependent on whether and to what extent reimbursement is or will be available. Our failure to obtain inclusion of our new and potential products in the Medical Insurance Catalogs may adversely affect the future sales of those products. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—There is no assurance that our existing products will continue to be included or new products developed by us will be included in the Medical Insurance Catalogs.”
Our Ability to Compete In the Tender Processes for Purchase of Medicines by State-Owned and State-Controlled Chinese Hospitals
     A substantial portion of the products we sell to our distributor customers are sold to hospitals owned or controlled by counties or higher level government authorities in China. These hospitals must implement collective tender processes for the purchase of medicines listed in the Medical Insurance Catalogs and medicines that are consumed in large volumes and commonly prescribed for clinical uses. Factors considered by these hospitals in assessing bids include, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. The collective tender process for pharmaceuticals with the same chemical composition must be conducted at least annually, and pharmaceuticals that have won in the collective tender processes previously must participate and win in the collective tender processes in the following period before new purchase orders can be issued. If we are unable to win purchase contracts through the collective tender processes in which we decide to participate, we will lose market share to our competitors, and our revenue and profitability will be adversely affected.
Product Pricing and Price Controls
     Certain of our pharmaceutical products sold in China, primarily those included in the Medical Insurance Catalogs, are subject to price controls in the form of fixed prices or price ceilings. Controls over and adjustments to the retail price of a pharmaceutical may have a corresponding impact on the wholesale price of that pharmaceutical. From time to time, the PRC government publishes and updates a list of medicines that are subject to price controls, either at the national level or the provincial or regional level. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicines and the extent of the manufacturer’s compliance with the applicable GMP standards. See “Item 4. Information of the Company—B. Business Overview—Regulation—Price Controls.”
     As of March 31, 2008, 21 of our 38 principal products that were manufactured and sold were included in the national Medical Insurance Catalog and were subject to price controls at the national level. In addition, 12 were included in the relevant provincial Medical Insurance Catalogs and were subject to price controls within the respective province, municipality or autonomous region. However, PRC government authorities impose no control over the prices at which pharmaceutical manufacturers sell their products to their distributors. Nevertheless, the prices at which pharmaceutical manufacturers such as us sell products to distributors are impacted by the relevant fixed retail price or retail price ceilings.
     Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 24 times. The latest price reductions occurred in January, March, April and May of 2007 and affected a total of 466 different Chinese medicines and 614 different western pharmaceuticals. We expect the retail prices of additional pharmaceuticals to be adjusted periodically in the future. Since January 1, 2005, the retail price of our major product Zailin and certain of our other products, including Anqi, Faneng, Nanyuan, Zaike and Zaiqi, were adjusted downward. Such retail price control, especially future downward price adjustments, may negatively affect our revenues and profitability. The following table sets forth the relevant information with respect to historical retail price adjustments of our products since January 1, 2005:

				Maximum Retail	Maximum Retail
			Date of	Price Before	Price After
Product	Brand	Dosage Form	Adjustment	Adjustment (RMB)	Adjustment (RMB)
Herbal Cough Medicine	Simcere Kechuanning	Liquids (6 10ml vials per box)	March 15, 2007	16.9	16.8
Amlodipine maleate	Ningliping	Tablets (10 5mg tablets per box)	January 26, 2007	45.0	38.8
Benazepril hydrochloride	Puliduo	Tablets (14 10mg tablets per box)	January 26, 2007	47.0	41.1
Alfacalcidol	Faneng	Capsules (20 0.25ug capsules)	January 26, 2007	52.0	38.6
	Faneng	Capsules (30 0.25ug capsules)	January 26, 2007	78.0	47.1
Ribavirin dispersible	Nanyuan	Dispersible tablets (24 0.1g packs)	August 28, 2006	18.2	8.1
Azithromycin	Zaiqi	Granules (6 0.1g packs)	October 10, 2005	24.6	12.5
     Two of our branded generic products, Zailin granules and Yingtaiqing capsules, have obtained premium pricing status from the NDRC, which means the respective maximum retail prices of these products are fixed by the NDRC at a level that is generally substantially higher than those of comparable products. We believe that such premium pricing status has historically contributed to our sales of Zailin and Yingtaiqing by allowing us to set higher unit prices for these products as well as by ultimately increasing their sales volume as hospitals often assign higher points in assessing bids for medicines that have obtained premium pricing status, as such premium pricing status is deemed as recognition of high quality, strong efficacy and widespread market acceptance of the pharmaceutical.
     The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to notification to the provincial pricing authorities. As we sell our products exclusively to pharmaceutical distributors in China, we price our pharmaceuticals that are not subject to price controls based on the prices of competing pharmaceuticals, if any, in the market and our gross margin. For instance, currently Endu is not subject to any price controls.
Acquisitions
     On May 28, 2006, we entered into an agreement to acquire an 80.0% equity interest in Yantai Medgenn, a PRC pharmaceutical company engaged in the research, development, manufacture and sale of an anti-cancer medication under the name Endu. Prior to the completion of the acquisition, we began to market and sell Endu in July 2006 through Jiangsu Simcere as the exclusive distributor for Yantai Medgenn in China. Upon completion of the acquisition on September 30, 2006, we also began to manufacture Endu in China. Under the share purchase agreement, we agreed to pay Yantai Medgenn’s existing shareholders a total purchase price of RMB196.6 million, payable in cash, of which a total of RMB186.8 million has been paid as of December 31, 2006. We expect to pay the remaining balance of RMB9.8 million no later than September 30, 2008, upon completion of the trial period for certain quality control measures in relation to Endu, which are procedural in nature. In June 2007, we further acquired an additional 10.0% equity interest in Yantai Medgenn for RMB27.1 million ($3.7 million) payable in cash. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our remaining payment obligation with respect to the acquisition.
     In September 2007, we entered into a definitive agreement to acquire a 51.0% equity interest in Jilin Boda for a total of RMB123.1 million ($16.9 million) in cash. The acquisition was completed in October 2007 and as of December 31, 2007, we have paid RMB114.7 million ($15.7 million) with the remaining amount to be paid in 2008. Jilin Boda manufactures the injectable stroke management medication, Yidasheng, the only other edaravone injection currently available in China other than Bicun. In November 2007, we acquired 100% equity interest in Master Luck Corporation Limited, which in turns holds an 85.71% equity interest in Nanjing Tung Chit, the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is marketed under the brand name Jiebaishu. Total consideration for the acquisition was RMB32.9 million ($4.5 million) payable in cash. We believe Jiebaishu, as a leading nedaplatin product in China, further complements our current portfolio of anti-cancer pharmaceuticals that already include our innovative pharmaceutical Endu, as well as provide us with a manufacturing facility and production line for chemotherapy pharmaceuticals that is in compliance with GMP standards.
Revenues
     We generate revenue mainly from the sales of our products. Our product revenues represent our revenues from the sales of our products, less value-added taxes, or VAT. Our total revenues also include other revenue, which primarily represent the refund of a portion of the VAT paid.
     Our products include antibiotics, anti-stroke medications, anti-inflammatory drugs, anti-cancer medications and other medicines. We generate a substantial portion of our revenue from sales of Bicun, Zailin, Endu and Yingtaiqing, which in aggregate, accounted for 65.7%, 70.6% and 78.5% of our product revenues in 2005, 2006 and 2007, respectively.
     The following table sets out a breakdown of our revenues for these major products, and each item expressed as a percentage of our product revenues, for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
	(in	(% of	(in	(% of	(in	(% of
	thousands	product	thousands	product	thousands	product
	of RMB)	revenues)	of RMB)	revenues)	of RMB)	revenues)
Bicun	139,527	19.0	230,867	24.4	426,216	31.3
Zailin	228,434	31.0	266,790	28.1	287,333	21.0
Endu	—	—	34,726	3.7	216,193	15.9
Yingtaiqing	115,536	15.7	136,754	14.4	140,824	10.3
     We sell our products exclusively to pharmaceutical distributors as we believe this is the most cost-effective way to reach a broad end-user base. We typically enter into written distribution agreements with our distributor customers for one-year terms that are generally renewed annually. Our sales are generally made on a purchase order basis, rather than under any long-term commitments. We compete for desired distributors with other pharmaceutical manufacturers. Any disruption of our distribution network, including failure to renew existing distribution agreements with desired distributors or establish relationships with important new distributors, could negatively affect our ability to effectively sell our products, which could materially and adversely affect our revenues and profitability. Furthermore, we have limited ability to manage the activities of our distributors as they are independent from us. Our distributors may potentially engage in actions that may violate the anti-corruption laws in China, engage in other illegal practices or exhibit and damaging behaviors with respect to their sales or marketing of our products, which could have a material adverse effect on our business, prospects and brand.
     Our distributor customers are widely dispersed on both a geographic and revenues basis even though each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. In 2005, 2006 and 2007, no single distributor contributed, on an individual basis, 10.0% or more of our total revenues, and sales to our five largest distributors accounted in aggregate for approximately 10.9%, 12.7% and 13.8% respectively, of our product revenues.
     We grant credit to a portion of our distributor customers in the normal course of business depending on the customers’ credit worthiness and the type of products we sell to them, although we require some customers to make payment prior to shipment. We grant different credit terms to different customers, depending on our assessment of their creditworthiness. We normally bill our distributor customers upon shipment for credit sales, with a typical 30 to 90 days credit term from the date of billing. Normally, collateral or other supporting securities are not required to support such credit sales.
     We require a portion of our distributor customers to make payment by bills receivable. Bills receivable primarily represents a short-term note receivable issued by a financial institution that entitles us to receive the full face amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Historically, we have not experienced any losses on bills receivable.
     In the past, we have experienced limited amounts of uncollectible accounts receivable. In 2005, 2006 and 2007, the provision for bad debt expense amounted to RMB0.4 million, RMB1.4 million and RMB1.2 million ($0.2 million), respectively. Our allowance for doubtful accounts amounted to RMB7.7 million ($1.1 million), as of December 31, 2007.
Cost of Materials and Production and Operating Expenses
     The following table sets forth our cost of materials and production and operating expenses as percentages of our total revenues for the period indicated:

	Year Ended December 31,
	2005	2006	2007
	(in percentages)
Cost of materials and production	23.2	20.0	17.6
Operating expenses
Research and development expenses	2.2	3.6	4.9
Sales, marketing and distribution expenses	42.4	46.6	46.4
General and administrative expenses	11.8	10.3	11.8

Total operating expenses	56.4	60.5	63.1
     Our cost of materials and production declined as a percentage of out total revenues from 2005 to 2007 as a result of our increased sale of Bicun and Endu. The cost of materials and production of Bicun as a percentage of their revenues is lower compared to those of our other major products as we manufacture the raw materials used for the manufacturing of Bicun instead of purchasing such raw materials from third party suppliers. In addition, cost of materials and production as a percentage of revenue is lower for Endu as compared to those of our generic pharmaceuticals. Our operating expenses as a percentage of our total revenues increased from 2005 to 2007. This increase was due primarily to the increase in our research and development expenses as a percentage of our total revenues, which was due primarily to the increase in research and development expenses associated with the Phase IV clinical trials for Endu and the continued expansion of our research and development activities. The increase from 2006 to 2007 in our general and administrative expenses associated with becoming a listed company in the United States in April 2007.
Cost of Materials and Production
     Our cost of materials and production primarily consists of:
•	costs of the necessary active ingredients and supporting ingredients of pharmaceuticals we manufacture and various types of packaging material;

•	costs of the pharmaceuticals in which we are the exclusive distributors of;

•	overhead costs, including utility, maintenance of production equipment and other support expenses associated with the production of our products;

•	salaries and benefits for personnel directly involved in production activities; and

•	depreciation of property, plant and equipment used for production purposes. Depreciation of property, plant and equipment attributable to production activities is capitalized as part of inventory, and expensed as cost of materials and production when products are sold.
     As we produce our pharmaceuticals in China and we source or manufacture a significant portion of our raw materials in China, we currently have, and expect to continue to have in the foreseeable future, a relatively low cost base compared to the pharmaceutical manufacturers in more developed western countries. We expect the price of our raw materials to remain low as we are able to source raw materials within China at a low cost as the market for the supply of raw materials for pharmaceuticals is very competitive. As our business continues to expand and our economies of scale increase, we expect our bargaining power to increase, which we believe will also help in keeping our raw material costs low. Overhead costs, on the other hand, have been increasing due to the increases in utility prices. However, we expect increased efficiencies in our manufacturing and production process to partially offset the increases in utility prices. Personnel costs in China have experienced a general upward trend, but as China possesses significant labor resources, we do not expect personnel costs as a percentage of total revenues to increase significantly in the near future. We expect the depreciation of property, plant and equipment used for production purposes to increase as we continue to expand our production facilities, but we expect such increase to be in line with an increase in our production volume, and our depreciation cost as a percentage of our total revenues to remain relatively stable.
Research and Development Expenses
     We concentrate our research and development efforts on the treatment of diseases with high incidence and/or mortality rates and/or for which there is a clear demand for more effective pharmacotherapy, such as cancer and cerebrovascular and infectious diseases. We believe such research and development strategy will lead to the development of products that have a high potential for commercialization and can maximize our growth rate and profit margin.
     Our research and development expenses primarily consist of costs associated with the research and development of our product candidates. To develop product candidates, we use our in-house expertise as well as collaborate with leading universities and research institutions in China. Expenses associated with our in-house research and development activities include costs of engaging in market analysis to determine the commercial viability of potential pharmaceuticals, costs of employee compensation, costs of clinical pharmaceutical supplies, other supplies and materials, and intellectual property, travel and facilities costs. As to our collaboration arrangements with research institutions in China, we are generally responsible for the provision of funding and research assistance for the joint development of new pharmaceuticals. If the pharmaceuticals are successfully developed and new medicine certificates with respect to such pharmaceuticals are obtained, we will generally hold the rights to commercializing such products and in limited circumstances, will hold the rights to commercializing such products jointly with our research partners.
     We are developing a number of new pharmaceuticals through our in-house expertise and through joint research and development efforts with universities and research institutions in China. As of March 31, 2008, we had 12 product candidates in various stages of development. Product candidates that we believe have the highest potential for commercialization include palonosetron for injection and iguratimod tablets, all of which we are currently seeking SFDA approval, and levamisole hydrochloride nasal spray. See “—C. Research and Development—Product Candidates.” We plan to commence the manufacturing, marketing and sales of these products as soon as we obtain the relevant SFDA approvals.
     We entered into an agreement with Tsinghua University in February 2006 to establish a Joint Laboratory for Drug Discovery to engage in the research and development of innovative pharmaceuticals. The joint laboratory is operated under the direction of a management committee, which consists of six members, with Tsinghua University and us each appointing three members. The agreement has a term of three years. Under the agreement, we will provide funding of RMB1.7 million for the daily operations of the joint laboratory. As of December 31, 2007, we have provided an aggregate of RMB3.4 million that includes laboratory launch costs of RMB0.5 million, research and development expenses for 2006 and 2007 of RMB0.8 million and RMB1.3 million, respectively, maintenance expenses of RMB0.4 million and laboratory operation and maintenance expenses of RMB0.4 million. We will further provide additional research funding of RMB2.6 million once appropriate research and development projects are identified and approved by the management committee. However, we are not obligated to provide research funding if no such appropriate project is identified or approved. As of December 31, 2007, a total of four research and development projects were approved and engaged by the joint laboratory for which we have agreed to provide and have provided RMB0.8 million. The obligations, rights and benefits of Tsinghua University and us as to each research and development project will be set out in a separate technological agreement to be entered into with respect to each project when we have determined that the results of such research and development project have commercialization potential.

     We also entered into an agreement in January 2007 with Advenchen, a pharmaceutical research and development company in the United States as a research partner to engage in the research and development of, clinical studies for, and the commercialization of an anti-cancer pharmaceutical based on a chemical compound owned by Advenchen. Under the terms of the agreement, we agreed to provide research assistance and funding of up to RMB30.0 million of which RMB2.0 million has been provided in February 2007. We provided an additional RMB1.0 million upon receiving three successful batches of anti-cancer pharmaceutical samples in July 2007. The remaining RMB27.0 million will be further provided if additional milestones as set forth under the agreement are achieved. In addition, if any government grants are received in relation to this research and development project, we agreed to provide an amount equal to 10.0% of such grant to Advenchen to be used in research activities that are related to the anti-cancer pharmaceutical covered under this agreement, such as the research and development of delivery mechanisms for the anti-cancer pharmaceutical. We also have a right to terminate the agreement if Advenchen cannot successfully obtain a valid invention patent in China for the chemical compound it owns at which point we will terminate any further research and development activities under the agreement, and Advenchen will refund half of the funding already provided to it under the agreement. Pursuant to the agreement, we will be entitled to all intellectual property rights, the right to commercialize and all interests in the anti-cancer pharmaceutical in China, and will share equally with Advenchen the intellectual property rights outside of China. In addition, we will pay Advenchen 3.5% of total revenues from the sales of the anti-cancer pharmaceutical in China, deducting the costs of packing, transportation, advertising and marketing, taxation, discounts and other relevant costs, until the expiration of its patent period, provided that the anti-cancer pharmaceutical is successfully developed and commercialized. We will begin in 2008 pre-clinical trials of the anti-cancer pharmaceutical under the agreement, including the pharmacodynamics researches on lung cancer, animal pharmacokinetics researches and safety evaluation researches. We estimate that such researches can be completed by early 2009 at which time we will apply with the SFDA for investigational new drug application.
     Our subsidiary Jilin Boda, which we acquired in October 2007, has entered into a licensing agreement on September 27, 2005 with Jilin Medical Research Institute for the rights to use, manufacture and sell Polaprezinc APIs and granules which are new medications for the treatment of gastric ulcer. Under the terms of the agreement, Jilin Medical Research Institute agreed to complete the application for the new medicine certificates and obtain the relevant production approvals, which we currently expected to be completed before June 30, 2009. As of March 31, 2008, Jilin Boda has paid an aggregate of RMB1.2 million of the total contractual amounts of RMB2.7 million. The remaining will be paid upon the approval of the new medicine certificates and when the production approvals are obtained. However, if such production approvals are not obtained, Jilin Boda will be entitled to the return of the already paid amount.
     Our subsidiary Jilin Boda also entered into a licensing agreement for Qiyetongmai capsule, a new anti-stroke pharmaceutical, with Jilin Province TCM Engineering Research Center on June 18, 2007. Qiyetong capsule is a new drug used in the therapy of stroke. Under the terms of the agreement, Jilin Province TCM Engineering Research Center is to transfer the patents and the rights to use, manufacture and sell Qiyetongmai capsules and its API. Jilin Province TCM Engineering Research Center has also agreed under the agreement to complete the application for new medicine certificate and obtain the relevant production approvals before July 1, 2010. Amount to be paid under the agreement is RMB6.5 million. As of March 31, 2008, Jilin Boda has paid an aggregate of RMB0.8 million. If Jilin TCM Research Centre fails to perform its obligations under the agreement, Jilin Boda will be entitled to the return of the already paid amount.
     In September 2007, our subsidiary Simcere Research entered into a technology development agreement with China Pharmaceutical University to develop Endu as a long acting pharmaceutical through the PEGylation process. The PEGylated Endu will reduce the number of times in which Endu is required to be administered to once every week or two weeks. Amount to be paid under the agreement is RMB2.9 million and as of March 31, 2008, Simcere Research has paid an aggregate of RMB0.8 million. In addition, Simcere Research has agreed under the agreement to transfer to China Pharmaceutical University 0.5% of the total revenue deriving from the sales of this pharmaceutical every year for three years upon successfully obtaining new medicine certificate. The PEGylated Endu is currently undergoing pre-clinical studies.
     The successful development of pharmaceutical products can be affected by many factors. Product candidates that appear to be promising at their early phases of research and development may fail to be commercialized for various reasons, including the failure to obtain the necessary regulatory approvals. In addition, the research and development cycle for innovative pharmaceuticals for which we may obtain an approval certificate is long. The process of conducting basic research and various stages of tests and trials of a new innovative pharmaceutical before obtaining an approval certificate and commercializing the product may require more than ten years. There is no assurance that our research and development projects will produce a commercially viable result. Even if such products can be successfully commercialized, they may not achieve the level of market acceptance that we expect, and our business and profitability could be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Our future research and development projects may not be successful.” Furthermore, as the research and development cycle for innovative pharmaceuticals is long, our expenditures on current and future research and development projects are subject to many uncertainties. The cost of research and development projects may vary significantly over the life of a research and development project as a result of a variety of factors, including:
•	the delay in research and development of certain projects preventing us to focus our resources on more promising product candidates;

•	the intended use of a product candidate, which affects the length and timing of the research and development projects;

•	the number of patients who participate in the clinical trials;

•	the number of sites included in clinical trials;

•	the length of time required to enroll clinical trial participants;

•	the duration of patient treatment and follow-up during clinical trials;

•	the costs of producing supplies of the product candidates needed for clinical trials; and

•	the requirement and timing of SFDA approvals.
     As a result of the uncertainties discussed above, we are unable to determine with any significant degree of certainty the duration and the completion costs of our research and development projects or when and to what extent we will generate revenues from the commercialization and sale of any of our product candidates.
     We expense research and development costs as and when incurred. These expenses include the costs of our internal research and development activities and the costs of research and development conducted by others on our behalf, such as through third-party collaboration arrangements discussed above. Payments made by us to third parties in connection with research and development collaboration arrangements prior to obtaining regulatory approval are expensed as research and development costs as incurred. Payments made by us to third parties subsequent to obtaining regulatory approval are capitalized and amortized over the shorter of the remaining license period and the patent protection period for the product.
     We have incurred research and development expenses of RMB16.3 million, RMB34.3 million and RMB68.3 million ($9.4 million) in 2005, 2006 and 2007, respectively, representing 2.2%, 3.6% and 4.9% of our total revenues, respectively, compared with the industry average of 1.0% by Chinese pharmaceutical companies in 2005, according to the NDRC.
     We are committed to increase our research and development capabilities, and expect to incur higher research and development expenses as we plan to supplement our development of first-to-market generic pharmaceuticals in China with increasing efforts in the research and development of innovative pharmaceuticals. We have also received government grants for certain of our projects and such grants have been recorded as a reduction of our research and development expenses as disclosed in our consolidated financial statements.
     Additionally, we have in the past sought, and may continue to seek, to acquire rights to development stage clinical products, technologies or suitable businesses that complement our expansion strategies and our existing products and products under development. To acquire these rights, we are required to utilize significant financial resources and incur increased in process research and development or intangibles amortization expense. Our research and development expenses also included depreciation of our new research facility after it was completed in January 2007.
     We expect that our total research and development expenses will increase in absolute terms in the future.
Sales, Marketing and Distribution Expenses
     Sales, marketing and distribution expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing, distribution and customer support functions and costs associated with advertising and other marketing activities including expenses of engaging professional promotion and marketing companies. We host in-person product presentations, conference and seminars for physicians, other healthcare professionals and research scholars to promote and generate awareness of our pharmaceuticals. For our OTC pharmaceuticals, we also carry out consumer advertising and educational campaigns. As the pharmaceutical market in China continues to grow, we plan to further develop and strengthen our sales, marketing and distribution network in order to increase the market recognition of our products and our Simcere brand name. In 2005, 2006 and 2007, sales, marketing and distribution expenses increased primarily as a result of the additional sales and marketing activities carried out by an increased number of sales personnel and our increased product offerings. In the near term, we expect our total sales, marketing and distribution expenses to increase as we continue to broaden our market reach and increase revenues and results of operations by introducing new branded pharmaceuticals, such as our new innovative pharmaceutical Endu, and by enhancing and strengthening the brand names and marketing efforts of our existing portfolio of pharmaceuticals. However, we plan to maintain our sales, marketing and distribution expenses in line with our growth in product revenues.
General and Administrative Expenses
     General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, depreciation of equipment and facilities of our administrative offices, amortization of rental facilities used for administrative purposes, bad debt expense, fees and expenses of legal, accounting and other professional services and other expenses associated with our administrative offices. We expect general and administrative expenses to increase as we recruit additional professionals and incur additional costs related to the growth of our business.
Share-Based Compensation Expenses
     We adopted our 2006 share incentive plan on November 13, 2006, under which we issued to certain members of our directors, senior management and key employees on November 15, 2006 options to purchase 10.0 million ordinary shares at an exercise price of $4.20 per ordinary share. These options vest over a five-year period, with 20.0% of them vesting on November 14 of each year beginning in 2007. These options will also vest only if the option holder is still a director or an employee of our company at the time of the relevant vesting or unless otherwise approved by our compensation committee. These options will expire on November 14, 2012. On March 29, 2007, we granted 1,045,000 options to our independent directors and certain employees with an exercise price equal to $6.75. These options vest over a five-year period, with 20.0% of them vesting on March 28 of each year beginning in 2008. These options will also vest only if the option holder is still a director or an employee of our company at the time of the relevant vesting or unless otherwise approved by our compensation committee.
     We account for share-based compensation expenses based on the fair value of the share options on the date of the grant and recognize the amount over the requisite service period.
     We recognized share-based compensation in the amount of RMB3.4 million and RMB30.8 million ($4.2 million) in 2006 and 2007, respectively. Share-based compensation expenses are allocated among each of research and development expenses, sales, marketing and distribution expenses and general and administrative expenses based on the nature of the work our employees were assigned to perform.
     We did not incur any share-based compensation expense in 2005.
Taxation and Incentives
     The newly enacted EIT Law, and the implementation rules for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provide that all enterprises in China, including foreign-invested companies, are subject to a uniform 25% enterprise income tax rate and all tax reduction or exemption as well as incentives currently provided to foreign-invested enterprises are to be cancelled. However, the EIT Law provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. Under the EIT Law, entities that qualify as “new and high-tech enterprises” are entitled to the preferential EIT rate of 15% after the transition period, if any, expires. According to the Notice on Prepayment of Enterprise Income Tax issued by the State Administration of Taxation, a new and high-tech enterprise recognized according to previous tax regulations prior to January 1, 2008 is temporarily subject to an enterprise income tax rate of 25% before it is re-identified as a new and high-tech enterprise under the new regulation. However, if other preferential tax treatments under the new regulation or transitional incentives provided by the State Council are applicable to such enterprises, they will be entitled to enjoy such treatments or incentives. On April 14, 2008, the Management Measures of Identifying New and High-Tech Enterprises and its annex, Key Fields of New and High-Tech Supported by the State, were issued jointly by the Ministry of Science and Technology, State Administration of Tax and the Ministry of Finance that outlines the detailed procedures and measures to identify such new and high-tech enterprise. If we fail to qualify as a “new technology enterprise” under the Management Measures of Identifying New and High-Tech Enterprises and its annex and therefore are not entitled to a preferential tax rate of 15%, our financial condition and results of operations would be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to

Doing Business in China—A newly enacted PRC tax law could increase the enterprise income tax rate applicable to our principal subsidiaries in China, which could have a material adverse effect on our results of operations.”
     Hainan Simcere and Nanjing Simcere were both converted from domestic companies into foreign-invested enterprises in March 2006. In addition, Nanjing Tung Chit was a foreign-invested enterprise established in 2001. As a foreign-invested enterprise incorporated prior to March 16, 2007, each of these companies is entitled to a two-year exemption from enterprise income tax starting from the first profitable years of operation, and thereafter entitled to a 50% relief from enterprise income tax for the succeeding three years. Such tax exemptions for Hainan Simcere, Nanjing Simcere and Nanjing Tung Chit expired in 2007. As a result of these preferential tax treatments and other local tax incentives, our effective income tax rates were 23.9%, 3.9% and 4.1% in 2005, 2006 and 2007, respectively.
     The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.
     Under the EIT Law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.
Critical Accounting Policies and the Use of Estimates
     We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
     When reading our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies, (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.
Allowance for Doubtful Accounts
     We grant credit to a portion of our customers in the normal course of business depending on the customers’ credit worthiness and the type of products we sell to them, although we require some customers to make payment prior to shipment. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the allowance by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. In the event that we believe a trade receivable will become uncollectible, we record additional provision to increase the allowance for doubtful accounts. The accounting effect of this entry is a charge to income. We believe our allowance to doubtful accounts is sufficient to reflect the recoverability of our accounts receivable. See “—Revenues.”
     The following table presents the movement of allowance for doubtful accounts in 2005, 2006 and 2007.

	Year Ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	$
	(in thousands)
Balance at the beginning of the year	7,658	5,556	6,834	937
Additions charged to bad debt expense	426	1,433	1,203	165
Additions related to acquisitions of subsidiaries	—	—	1,074	147
Write-off of accounts receivable charged against the allowance	(2,528)	(155)	(1,402)	(192)

Balance at the end of the year	5,556	6,834	7,709	1,057

Inventories
     We value our finished goods inventory at the lower of cost, which consists of the cost of direct labor and raw materials as well as allocation of variable and fixed production overheads, and market value. Variable production overheads are allocated to each unit of production based on the actual use of the production facilities and fixed production overheads are allocated to the cost of conversion based on the normal capacity of the production facilities. We determine normal capacity as being a reasonable level of production volume supported by sufficient customer demand without any abnormal equipment downtime due to shortages of materials and labor. Expenses relating to abnormal levels of idle or excess facilities, spoilage and similar costs are expensed as incurred. In 2005, 2006 and 2007, we did not incur any abnormal amounts of idle facility expenses or spoilage as our manufacturing facilities were operating at normal capacity.
     We write down the cost of inventory that we specifically identify and consider as obsolete. Finished goods inventory is considered obsolete when it has less than six months of remaining shelf life. Our raw materials and packaging materials are not subject to significant risk of obsolescence. We manage our inventory level based on our estimates of future demand within a specific time period, generally three months or less based on existing customer orders and, to a limited extent, forecasted customer orders. Given our manufacturing plan is primarily based on existing customer orders, we have recorded minimal inventory write-downs in the past. Our inventory write-downs for 2005, 2006 and 2007 were RMB1.4 million, RMB2.1 million and RMB3.2 million ($0.4 million), respectively.
Depreciation and Amortization
     Our long-lived assets include property, plant and equipment, intangible assets such as customer relationships, developed technology and product trademarks, manufacturing licenses and goodwill.
     Except for goodwill, we amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property, plant and equipment (including the salvage values) and intangibles, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. We estimate the useful lives at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives and salvage values in 2005, 2006 and 2007.
Long-Lived Assets and Goodwill
     As of December 31, 2007, our intangible assets primarily consisted of developed technology and customer relationships that we acquired in connection with our acquisitions of a 90.0% equity interest in Yantai Medgenn, a 51.0% equity interest in Jilin Boda and an 85.71% equity interest in Nanjing Tung Chit during 2006 and 2007. We allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition. This process is commonly referred to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any intangible assets acquired. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future.
     The fair values of developed technology and customer relationships were determined by independent appraisers.
     The developed technology acquired in connection with our acquisitions represents the right to use, manufacture, market and sell patented and generic pharmaceuticals. These pharmaceuticals include the anti-cancer drug, Endu, the edaravone injection, Yidasheng, and the nedaplatin injection, Jiebaishu. We estimated the fair value of the developed technology based on an income approach. Under this approach, fair value of an asset is determined based on the present value of projected future net cash flows associated with the use of the asset. The most significant estimates and assumptions inherent in the income approach when we valued the developed technology include: the growth rate of our revenue from sales; the earnings before interest and tax, or EBIT, margin derived from sales; the discount rate selected to measure the risks inherent in future cash flows; and our assessment of the product life cycle. We also considered competitive trends influencing the sales, including consideration of any technical, legal, regulatory, and economic barriers to entry. Any material change in any of the key assumptions would affect the fair value of the developed technology which would have an offsetting effect on the amount of goodwill recognized from the acquisitions. Future events, such as market acceptance, introduction of superior pharmaceuticals by our competitors, regulatory actions, safety concerns as to our pharmaceuticals, and challenges to and infringement of our intellectual property rights, could result in write-downs of the carrying value of the developed technology. We estimated the economic useful life of the developed technology by taking into consideration the remaining protection period of the underlying pharmaceuticals’ patent rights in China and the expected competitive trend in the PRC market. We adopted a straight-line method of amortization for the developed technology as the pattern in which its economic benefits are used up cannot be reliably determined. Material changes in any of our key assumptions would affect the fair value of our developed technology.
     For customer relationships, the fair value was determined based on an excess earnings or income approach which takes into consideration the projected cash flows to be generated from these customers. Future cash flows are predominately based on the net income forecast of each project and the historical pricing, margins and expense levels of similar products, taking into consideration the relevant market size and growth factors, expected industry trends, individual pharmaceutical product life cycles, and the valid period of each product’s underlying patent. The resulting cash flows are then discounted at a rate approximating our weighted average cost of capital.
     We evaluate long-lived assets, including property, plant and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. For the periods presented, no impairment on our long-lived assets was recorded.
     We evaluate goodwill at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. The first step of the impairment test involves comparing the fair value of our reporting unit with the reporting unit’s carrying amount, including goodwill. Secondly, if the carrying amount of the reporting unit exceeds its fair value, we then recognize an impairment loss for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. We determine the implied fair value of goodwill by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. As of December 31, 2006 and 2007, our goodwill balance was RMB100.6 million and RMB161.5 million ($22.1 million), respectively. Our goodwill balance as of December 31, 2005 related to our acquisition of Nanjing Simcere in 2003 and the increase in goodwill in 2006 was primarily related to our acquisition of 80.0% of Yantai Medgenn in September 2006. The increase in our goodwill balance in 2007 was primarily due to the acquisition of an additional 10.0% interest in Yantai Medgenn in June 2007, the 51.0% interest in Jilin Boda and the 100% interest in Master Luck. The goodwill balance has been allocated to the manufacturing and sales reporting unit for the purpose of testing goodwill for impairment. The fair value of this reporting unit is determined using the present value of expected future cash flows. There have been no impairment charges recognized for goodwill in 2005, 2006 and 2007.
Share-based Compensation
     We adopted Statement of Financial Accounting Standards No. 123 (revised 2004), or SFAS No. 123R, on January 1, 2006. Under SFAS No. 123R, we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost as an expense in our consolidated statements of income over the period during which an employee is required to provide service in exchange for the award.
     We determined the fair value of options using the Black-Scholes option pricing model. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected term of the options, the expected dividends on the underlying ordinary shares, and the expected volatility of the price of the underlying share for the expected term of the option, are required in order to determine the fair value of the options. Additionally, our share price on the date of the option grant influences the fair value of the option. Notwithstanding that the exercise price of options approximates the estimated share price of our ordinary shares on the grant date, a higher share price would result in a higher option value.

     For the purpose of determining the estimated fair value of our share options granted in 2006 and 2007, we believe expected volatility and estimated share price of our ordinary shares are the most sensitive assumptions since we were a privately held company at the time we granted our options. Changes in the volatility assumption and the estimated share price of our ordinary shares could significantly impact the estimated fair values of the options calculated by the Black-Scholes option pricing model. Expected volatility is estimated based upon the latest five-year average volatility of six guideline companies listed in the United States with similar business as ours, all of which had been trading for at least five years. Guideline companies were used because we did not have a trading history at the time the options were issued and prior to having sufficient share price history to calculate our own historical volatility, we believe that the average volatility of the guideline companies is a reasonable benchmark to use in estimating the expected volatility of our ordinary shares.
     In determining the value of our ordinary shares for purposes of recording share-based compensation for the options granted on November 15, 2006, we have considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used. We have followed the “level A” recommendation, the most preferred method of valuation recommended by the Practice Aid, and established the fair value of our ordinary shares at the date of grant using a contemporaneous valuation by an independent valuation firm, American Appraisal China Limited, or American Appraisal, as of November 15, 2006. American Appraisal used a weighted average of equity value derived by using a combination of the income approach, or the discounted cash flow method, and the market approach, or the guideline company method. American Appraisal applied an equal weight for both the market approach and the income approach to arrive at the fair value for our ordinary shares. There was no significant difference between our enterprise value, or EV, derived using the income approach and our EV derived using the market approach.
     For the market approach, American Appraisal considered the market profile and performance of the six guideline companies and used such information to derive market multiples. American Appraisal then calculated the following three multiples for the guideline companies: EV to sales multiple, EV to earnings before interest, tax, depreciation and amortization, or EBITDA, multiple and EV to earnings before interest and tax, or EBIT, multiple. Due to the different growth rates, profit margins and risk levels between us and the guideline companies, price multiple adjustments were made. American Appraisal used the 2007 adjusted median price multiples of the guideline companies in the valuation of our ordinary shares.
     For the income approach, American Appraisal utilized discounted cash flow, or DCF, analysis based on our projected cash flows from 2006 through 2011. American Appraisal used a weighted average cost of capital, or WACC, of 15.0%, based on the WACC of the guideline companies.
     American Appraisal also applied a discount for lack of marketability of 11.0% to reflect the fact that there was no ready market for shares in a closely held company like us. When determining the discount for lack of marketability, the Black-Scholes option pricing model was used. Under this option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. This option pricing method was used because it takes into account certain company-specific factors, including our size and the volatility of the share price of the guideline companies engaged in the same industry. Volatility of 40.0% was determined by using the mean of volatility of the guideline companies used in the market approach.
     The above assumptions used by American Appraisal in deriving the fair values were consistent with our business plan and major milestones achieved by us. American Appraisal also applied other general assumptions, including the following:
•	no material changes in the existing political, legal, fiscal and economic conditions and pharmaceutical industry in China;

•	no major changes in tax law in China or the tax rates applicable to our subsidiaries and consolidated affiliated entities in China;

•	exchange rates between the Renminbi and U.S. dollar will not differ materially from current rates;

•	our future growth will not be constrained by the lack of funding;

•	our continuing ability to retain competent management and key personnel to support our ongoing operations; and

•	industry trends and market conditions for the pharmaceutical and related industries will not deviate significantly from economic forecasts.
     With respect to the options granted on March 29, 2007, our board of directors determined that the midpoint of the estimated price range for our initial public offering of $6.75 was a reasonable measure of the fair value of our ordinary shares.

     For the options granted on November 15, 2006, we used an expected volatility of 40.0%, estimated share price of our ordinary shares of $4.16, expected term of the options of 5.5 years, expected dividend yield of 0.0% and a risk-free interest rate of 5.11%, resulting in an estimated fair value per option of $1.88. For the options granted on March 29, 2007, the same assumptions are used except that the estimated share price of our ordinary shares used was $6.75, resulting in an estimated fair value per option of $3.05.
Income tax uncertainties and realization of deferred income tax assets
     Our income tax provision, related deferred income tax assets and current and deferred income tax liabilities are based on actual and expected future income, PRC statutory income tax rates, and the PRC tax regulations and tax planning strategies. Significant judgment is required in interpreting tax regulations in the PRC, evaluating uncertain tax positions, and assessing the likelihood of realizing deferred income tax assets. Actual results could differ materially from those judgments, and changes in judgments could materially affect our consolidated financial statements.
     At December 31, 2006 and 2007, the Group had total gross deferred income tax assets of RMB18.9 million and RMB36.1 million ($5.0 million), respectively. We record a valuation allowance to reduce our deferred income tax assets if, based on the weight of available evidence, we believe expected future taxable income is not likely to support the use of a deduction or credit in that jurisdiction. We evaluate the level of our valuation allowances at least annually, and more frequently if actual operating results differ significantly from forecasted results. At December 31, 2006 and 2007, our deferred income tax asset valuation allowance was RMB10.5 million and RMB26.1 million ($3.6 million), respectively. Our total income tax expense was increased by RMB3.9 million, RMB4.2 million and RMB15.6 million ($2.1 million) during 2005, 2006, and 2007, respectively, for changes in estimates regarding the realization of our deferred tax assets.
     The valuation allowance as of December 31, 2007 primarily relates to deferred tax assets of Jiangsu Simcere and Simcere Research while the valuation allowance as of December 31, 2006 primarily relates to deferred tax assets of Shanghai Simcere and Simcere Research.
     Simcere Research has experienced losses since its inception and is not expected to be able to generate sufficient income in the foreseeable future to utilize its deferred tax assets. As of December 31, 2006 and 2007, a full valuation allowance was provided for its net deferred tax assets of RMB8.3 million and RMB11.1 million ($1.5 million), respectively.
     Jiangsu Simcere incurred taxable loss for the first time in the fiscal year 2007. In assessing the realizability of its deferred tax assets, management considered whether it is more likely than not that some portion or all of Jiangsu Simcere’s deferred tax assets will not be realized. Based on the available evidence including the projected financial performance of Jiangsu Simcere in the future periods, the market environment in which it operates, and the length of relevant carryover periods, management concluded that it is more likely than not that all tax loss carry forwards of Jiangsu Simcere will expire unused. Jiangsu Simcere did not have any tax loss carry forwards at December 31, 2006 and no valuation allowance was required to be recorded. As of December 31, 2007, Jiangsu Simcere had tax loss carry forwards of RMB59.1 million ($8.1 million) and a full valuation was provided for its net deferred tax assets of RMB13.0 million ($1.8 million).
     On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation (FASB) No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold an uncertain tax position is required to meet before tax benefits associated with such uncertain tax positions are recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 excludes income taxes from the scope of SFAS No. 5, Accounting for Contingencies. FIN 48 also requires that amounts recognized in the balance sheet related to uncertain tax positions be classified as a current or noncurrent liability, based upon the expected timing of the payment to a taxing authority.
     Upon adoption of FIN 48, we reclassified RMB14.2 million of unrecognized tax benefits for which a cash tax payment is not expected within the next twelve months to long-term liabilities. Our adoption of FIN 48 did not result in a cumulative effect adjustment to the opening balance of our retained earnings.
     For each reporting period, management applies a consistent methodology to measure unrecognized tax benefits and all unrecognized tax benefits are reviewed periodically and adjusted as circumstances warrant. Our measurement of our unrecognized tax benefits is based on management’s assessment of all relevant information, including prior audit experience, the status of current audits, conclusions of tax audits, lapsing of applicable statutes of limitations, identification of new issues, and any administrative guidance or developments. We recognize unrecognized tax benefits in the first financial reporting period in which information becomes available indicating that such benefits are more-likely-than-not of being realized.
     In the normal course of business, we are regularly audited by the PRC tax authorities. The ultimate settlement of any particular issue with the applicable taxing authority could have a material impact on our consolidated financial statements.
Results of Operations
     The following table sets forth a summary of our statements of income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2005		2006		2007
		% of Total		% of Total		% of Total
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(in thousands, except percentages)
Product revenues	736,220	99.9	947,797	99.7	1,363,014	99.6
Other revenue(1)	794	0.1	2,809	0.3	5,734	0.4

Total revenues	737,014	100.0	950,606	100.0	1,368,748	100.0
Cost of materials and production	(171,074)	(23.2)	(190,560)	(20.0)	(241,081)	(17.6)

Gross profit	565,940	76.8	760,046	80.0	1,127,667	82.4
Operating expenses:
Research and development expenses	(16,288)	(2.2)	(34,289)	(3.6)	(68,295)	(4.9)
Sales, marketing and distribution expenses	(312,426)	(42.4)	(442,757)	(46.6)	(634,449)	(46.4)
General and administrative expenses	(87,139)	(11.8)	(98,249)	(10.3)	(161,061)	(11.8)

Total operating expenses	(415,853)	(56.4)	575,295	(60.5)	(863,805)	(63.1)

Income from operations	150,087	20.4	184,751	19.5	263,862	19.3
Interest income	932	0.1	2,827	0.3	24,361	1.8
Interest expense	(14,999)	(2.0)	(10,705)	(1.2)	(6,346)	(0.5)
Foreign currency exchange gains	—	—	—	—	24,670	1.8
Other income(1)	—	—	—	—	20,526	1.5

Earnings before income taxes and minority interests	136,020	18.5	176,873	18.6	327,073	23.9
Income tax expense	(32,514)	(4.5)	(6,952)	(0.7)	(13,527)	(1.0)

Income before minority interests	103,506	14.0	169,921	17.9	313,546	22.9
Minority interests	(761)	(0.1)	2,337	0.3	(12,285)	(0.9)

Net income(2)(3)	102,745	13.9	172,258	18.2	301,261	22.0

(1)	In 2007, in the Form 6-K furnished with the SEC on August 7, 2007 for the quarter ended June 30, 2007, an incentive payment of RMB20.5 million ($2.8 million) we received from our depositary in connection with the establishment of the ADR program following our initial public offering was erroneously classified as part of other revenue. Such incentive payment is reclassified as other income other than income from operations.

(2)	In 2007, the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering had the effect of increasing our net income by RMB20.5 million ($2.8 million) or RMB0.17 ($0.02) per share on a basic basis and a diluted basis or RMB0.35 ($0.05) per ADS on a basic basis and RMB0.34 ($0.05) per ADS on a diluted basis.

(3)	In 2007, four of our operating subsidiaries were eligible for certain exemptions from income tax, three of which expired at the end of 2007. The effect of the income tax exemptions increased our net income for 2006 and 2007 by RMB38.8 million (RMB0.42 per share) and RMB62.9 million ($8.6 million) (RMB0.54 ($0.07) per share), respectively. Prior to 2006, there were no tax exemptions in place.
Comparison of Years Ended December 31, 2006 and December 31, 2007
     Total Revenues. Our total revenues include product revenues and other revenue. Product revenues represent our revenues from the sales of our products, less VAT. Other revenue primarily represents refund of a portion of the VAT paid. Our total revenues increased by 44.0% to RMB1,368.7 million ($187.6 million) in 2007 from RMB950.6 million in 2006. This increase was primarily due to the increase in the sales of Endu and Bicun. Revenues from Endu increased to RMB216.2 million ($29.6 million) in 2007, representing 15.8% of our total revenues, from RMB34.7 million in 2006. Revenue from Endu increased significantly from 2006 to 2007 primarily due to the fact that Endu only began sale in September 2006. Revenues from Bicun increased to RMB426.2 million ($58.4 million) in 2007, representing 31.1% of our total revenues, from RMB230.9 million in 2006, or 24.4% of our total revenues. The significant increases in sales of Endu and Bicun were resulted from the implementation of our strategy of focusing on marking and sales of innovative pharmaceuticals such as Endu and first-to-market generic pharmaceuticals such as Bicun.
     Gross Profit and Gross Margin. Our gross profit increased by 48.4% to RMB1,127.7 million ($154.6 million) in 2007 from RMB760.0 million in 2006. Our gross margin increased to 82.4% in 2007 from 80.0% in 2006. This increase was due primarily to the increase in the sales of Bicun and Endu as a percentage of our total revenues, as Bicun and Endu have lower cost of materials and production as compared to our other major products.

     Operating Expenses. Our operating expenses increased by 50.2% to RMB863.8 million ($118.4 million) in 2007 from 575.3 million in 2006. Operating expenses as a percentage of our total revenues increased to 63.1% in 2007 from 60.5% in 2006.
•	Research and Development Expenses. Our research and development expenses increased to RMB68.3 million ($9.4 million) in 2007 from RMB34.3 million in 2006. Research and development expenses as a percentage of our total revenues increased to 4.9% in 2007 from 3.6% in 2006. This increase was due primarily to increased expenses associated with the Phase IV clinical trials of Endu and the continued expansion of our research and development activities.

•	Sales, Marketing and Distribution Expenses. Our sales, marketing and distribution expenses increased by 43.3% to RMB634.4 million ($87.0 million) in 2007 from RMB442.8 million in 2006. The increase was mainly attributable to the increased marketing service fees paid to professional marketing companies for the promotion of our products and market research expenses incurred in connection with the promotion of the safety and effectiveness of Endu. Sales, marketing and distribution expenses as a percentage of our total revenues decreased to 46.4% in 2007 from 46.6% in 2006. This decrease was due primarily to improved economies of scale associated with the expansion of our operations.

•	General and Administrative Expenses. Our general and administrative expenses increased by 63.9% to RMB161.1 million ($22.1 million) in 2007 from RMB98.2 million in 2006. General and administrative expenses as a percentage of our total revenues increased to 11.8% in 2007 from 10.3% in 2006. This increase were primarily related to share-based compensation expenses, staff costs, expense related to our the initial public offering celebration event and professional service fees associated with being a new public company since April 2007.
     Interest Income. Our interest income increased to RMB24.4 million ($3.3 million) in 2007 from RMB2.8 million in 2006. This increase was due to the increased average balance of our cash and cash equivalents and short-term investments following the completion of our initial public offering in April 2007.
     Interest Expense. Our interest expense decreased by 40.7% to RMB6.3 million ($0.9 million) in 2007 from RMB10.7 million in 2006. This decrease was due to a decrease in average balance of our short-term bank borrowings in 2007 as compared to 2006.
     Foreign Currency Exchange Gains. Our foreign currency exchange gains totaled RMB24.7 million ($3.4 million) in 2007 which represent unrealized gains resulting from the translation of U.S. dollar denominated intercompany loans to our PRC subsidiaries that were converted to Renminbi. As these intercompany loans are not considered long-term investment in nature and given the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gains arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income. We may continue to experience foreign currency exchange gains in 2008 to the extent the intercompany loans remain outstanding and the Renminbi continues to appreciate against the U.S. dollar. We did not experience any foreign currency exchange gains in 2006.
     Other Income. We recorded other income of RMB20.5 million ($2.8 million) in 2007 which represents an incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering.
     Income Tax Expense. Income tax expense increased to RMB13.5 million ($1.9 million) in 2007 from RMB7.0 million in 2006. Our effective income tax rates in 2006 and 2007 were 3.9% and 4.1%, respectively. The increases in our income tax expense and our effective income tax rate was due primarily to the recognition of additional deferred income tax expense as a result of the change in enacted PRC tax rates effective from 2008. Furthermore, we recognized an additional deferred income tax charge for the fourth quarter of 2007 resulting from its application of the implementation guidance that was published by the PRC government in December 2007 pertaining to certain provisions of the newly enacted tax laws.
     Minority interests. Minority interests in 2007 was a debit of RMB12.3 million ($1.7 million) representing the minority share of the profits of Yantai Medgenn, Jilin Boda and Nanjing Tung Chit. Minority interests in 2006 was a credit of RMB2.3 million representing the minority share of the loss of Yantai Medgenn.
     Net Income. As a result of the foregoing, our net income increased by 74.9% to RMB301.3 million ($41.3 million), or RMB2.56 ($0.35) per share, in 2007 from RMB172.3 million, or RMB1.86 per share, in 2006, while net margin increased to 22.0% in 2007 from 18.2% in 2006. The incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering had the effect of increasing our net income by RMB20.5 million ($2.8 million), or RMB0.17 ($0.02) per share on a basic basis and a diluted basis, in 2007 from 2006, and our net margin by 1.5% in 2007. The effect of the tax exemption enjoyed by Hainan Simcere and Nanjing Simcere increased our net income by RMB62.9 million ($8.6 million), or RMB0.54 per share ($0.07 per share), in 2007 and RMB38.8 million, or RMB0.42 per share, in 2006.
Comparison of Years Ended December 31, 2005 and December 31, 2006
     Total Revenues. Our total revenues include product revenues and other revenue. Product revenues represent our revenues from the sales of our products, less VAT. Other revenue represent the refund of a portion of the VAT paid. Our total revenues increased by 29.0% to RMB950.6 million in 2006 from RMB737.0 million in 2005. This increase was due primarily to a significant increase in sales of our branded generic anti-stroke medication, Bicun, which increased to RMB230.9 million in 2006 from RMB139.5 million in 2005. We began to sell Endu in July 2006, and sales of Endu amounted to RMB34.7 million in 2006. In addition, sales of our generic OTC pharmaceutical Biqi increased to RMB71.5 million in 2006 from RMB23.7 million in 2005 as we initiated a television advertising campaign to promote Biqi in March 2006. The increase in our total revenues was also attributable to sales increases of our other pharmaceutical products, including Zailin, Yingtaiqing and other medicines. Other revenue increased to RMB2.8 million in 2006 from RMB0.8 million in 2005, which was primarily due to increase in VAT refund received as a result of increase in the sale of our products.
     Gross Profit and Gross Margin. Our gross profit increased by 34.3% to RMB760.0 million in 2006 from RMB565.9 million in 2005. Our gross margin increased to 80.0% in 2006 from 76.8% in 2005. This increase was due primarily to the increase in the sales of Bicun, Endu and Biqi, since the cost of materials and production of Bicun and Biqi as a percentage of their revenues is lower than those of our other major products as we manufacture the raw materials used for the manufacture of Bicun and Biqi, instead of purchasing it from third party suppliers. In addition, cost of materials and production as a percentage of revenue is lower for our innovative pharmaceutical Endu, compared to those of our generic pharmaceuticals. The decline was also a result of our increased economies of scale and higher efficiencies in our manufacturing and production processes.
     Operating Expenses. Our operating expenses increased by 38.3% to RMB575.3 million in 2006 from 415.9 million in 2005. Operating expenses as a percentage of our total revenues increased to 60.5% in 2006 from 56.4% in 2005.
•	Research and Development Expenses. Our research and development expenses increased to RMB34.3 million in 2006 from RMB16.3 million in 2005. Research and development expenses as a percentage of our total revenues increased to 3.6% in 2006 from 2.2% in 2005. This increase was due primarily to additional research and development expenses associated with the development of product candidates, the increased headcount of our research and development personnel and increases in their salaries and benefits. The increase was also attributable to our collaboration arrangements with Tsinghua University and other institutions.

•	Sales, Marketing and Distribution Expenses. Our sales, marketing and distribution expenses increased by 41.7% to RMB442.8 million in 2006 from RMB312.4 million in 2005. Sales, marketing and distribution expenses as a percentage of our total revenues increased to 46.6% in 2006 from 42.4% in 2005. This increase was due primarily to a significant increase in television advertising and other selling expenses in connection with the promotion of our OTC pharmaceutical Biqi, other promotional expenses incurred in connection with the promotion of our other products and the increase in salaries and bonus payments and training expenses in connection with the launch of Endu in July 2006. We believe that such promotional efforts have substantially increased the market recognition of the Biqi brand and our Simcere trade name.

•	General and Administrative Expenses. Our general and administrative expenses increased by 12.7% to RMB98.2 million in 2006 from RMB87.1 million in 2005 due primarily to the increase in our administrative personnel in preparation of becoming a listed company. However, general and administrative expenses as a percentage of our total revenues decreased to 10.3% in 2006 from 11.8% in 2005 as a result of our increased economies of scale.
     Interest Income. Our interest income increased to RMB2.8 million in 2006 from RMB0.9 million in 2005 as a result of an increased average balance of our cash in interest-bearing savings accounts.
     Interest Expense. Our interest expense decreased by 28.6% to RMB10.7 million in 2006 from RMB15.0 million in 2005. This decrease was due to the decreased average balance of our short-term bank borrowings in 2006 and the capitalization of RMB1.6 million interest expense as construction costs related to the construction of our facilities in 2006.

     Income Tax Expense. Income tax expense decreased to RMB7.0 million in 2006 from RMB32.5 million in 2005. Our effective income tax rates in 2005 and 2006 were 23.9% and 3.9%, respectively. The decreases in our income tax expense and our effective income tax rate was primarily because both Hainan Simcere and Nanjing Simcere became entitled to a two-year exemption from enterprise income tax starting from 2006 after they became foreign-invested enterprises in March 2006. As a result of this tax exemption, our income tax expense was reduced by RMB38.8 million in 2006.
     Minority interests. Minority interests in 2006 was a credit of RMB2.3 million compared to a charge of RMB0.8 million in 2005. In 2006, the minority share of the losses of certain of our subsidiaries exceeded the minority share of the income of our other subsidiaries.
     Net Income. As a result of the foregoing, our net income in 2006 increased by 67.8% to RMB172.3 million, or RMB1.86 per share, from RMB102.7 million, or RMB1.49 per share, in 2005, while net margin increased to 18.2% in 2006 from 13.9% in 2005. The effect of the tax exemption enjoyed by Hainan Simcere and Nanjing Simcere increased our net income by RMB38.8 million, or RMB0.42 per share, in 2006. We did not enjoy such tax exemption in 2005.
B.	Liquidity and Capital Resources
Liquidity and Capital Resources
     Following is a summary of our net cash flows for the years indicated:

	Year Ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	$
	(in thousands)
Net cash provided by operating activities	106,339	118,951	150,415	20,620
Net cash used in investing activities	(1,219)	(259,196)	(695,974)	(95,409)
Net cash (used in) provided by financing activities	(117,732)	156,212	938,383	128,640
Effect of exchange rate changes on cash and cash equivalents	—	—	(1,499)	(205)
Net (decrease) increase in cash and cash equivalents	(12,612)	15,967	391,325	53,646
Cash and cash equivalents at beginning of year	102,672	90,060	106,027	14,535
Cash and cash equivalents at end of year	90,060	106,027	497,352	68,181
     To date, we have financed our operations primarily through cash flows from operations, short-term bank borrowings, equity contributions by our shareholders and our initial public offering in April 2007. We have been able to increase our revenue and net income and generate positive cash flows from operations in each of 2005, 2006 and 2007. We were also able to repay our obligations and bank borrowings when they became due. As of December 31, 2007, we had RMB29.0 million ($4.0 million) and RMB52.0 million ($7.1 million) in outstanding short-term bank loans and borrowings and outstanding long term loan, respectively. The outstanding short-term bank loans and borrowings represent RMB19.0 million short-term, unsecured and interest-free borrowing from a local district government in Shandong Province which we obtained for working capital purposes and a RMB10.0 million unsecured and interest-free borrowing from a third party. The outstanding long-term loans represent RMB52.0 million ($7.1 million) long-term floating interest rate loan from the local district government in Jilin Province to finance the construction of a new production facility in Jilin Province. As of December 31, 2007, we also had RMB497.4 million ($68.2 million) in cash and cash equivalents. The long term loan is repayable monthly over an 11-year period from 2010 to 2020. The weighted-average effective interest rate of the long term loan during the year ended December 31, 2007 was 7.03% per annum. Our cash and cash equivalents primarily consist of cash on hand, cash deposited in banks, interest-bearing savings accounts and short-term fixed income investments with original maturities of three months or less at the date of purchase. Furthermore, we have RMB470.0 million ($64.4 million) in short-term investments as of December 31, 2007 which were fixed income investments with banks and other financial institutions with original maturities ranging from three to twelve months.
     We believe that our current levels of cash and cash flows from operations and bank borrowings and loans will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

     Operating Activities
     Net cash provided by operating activities increased by 26.5% to RMB150.4 million ($20.6 million) in 2007 from RMB119.0 million in 2006. This increase was due primarily to the receipt of an incentive payment of RMB20.5 million in 2007 from our depositary in connection with the establishment of our ADR program, the decrease in cash payments for income taxes to RMB3.1 million in 2007 from RMB22.7 million in 2006 and the decrease in interest payments, which was partially offset by higher accounts and bills receivable. The higher accounts and bills receivable was due primarily to higher bills receivable which have longer settlement period between three to six months where normal accounts receivable have a credit period of one to three months. Bills receivable is a short-term notes receivable issued by a financial institution that entitles us to receive the full face amount from the financial institution at maturity. As we expand our distribution network, we accept more bills receivable even though the settlement period is longer because the credit risk is minimal. Furthermore, although we accepted an increasing amount of bills receivable, the cash generated from the significant increase in sales has more than offset the effect of a longer cash collection cycle resulted from the higher bills receivable.
     Net cash provided by operating activities in 2006 increased by 11.9% to RMB119.0 million from RMB106.3 million in 2005. This increase was due primarily to the increase in the amount of cash provided by sales of our products and the timing of the settlement of trade receivables.
     A primary factor affecting our operating cash flows will continue to be the timing of customer receipts and vendor payments in the ordinary course of business. Although our revenue and net income increased by 44.0% and 74.9% in 2007 compared to 2006, respectively, our net cash provided by operating activities only increased by 11.9%. This was because more customers chose to make payments with bills receivable instead of cash. Bills receivable are short-term notes receivable issued primarily by a financial institution that entitle us to receive the full face amount at maturity, which generally ranges from three to six months from the date of issuance. Although the increased use of bills receivable by our customers has an adverse impact on the timing of our cash inflows from operating activities, it significantly reduces our credit risk exposure. As our business continues to expand, we expect more customers to make payments with bills receivable instead of cash. In addition, we do not expect any significant change to the credit terms offered to our customers or the payment terms offered by our vendors that would affect the timing of customer receipts and vendor payments in the foreseeable future periods. We expect cash provided from operating activities to continue to be a major source of liquidity for us and the future trend will continue to be affected by the factors described above.
     Investing Activities
     Net cash used in investing activities increased significantly to RMB696.0 million ($95.4 million) in 2007 from RMB259.2 million in 2006. Net cash used in investing activities in 2007 consisted primarily of increase in short-term investments of RMB470.0 million ($64.4 million), aggregate cash payment of RMB158.6 million ($21.7 million) in connection with our acquisitions of the 10% equity interest in Yantai Medgenn, the 51% equity interest in Jilin Boda and the 85.71% equity interest in Nanjing Tung Chit and cash payments totaling RMB98.6 million ($13.5 million) for the costs of obtaining land use rights and the purchases of property, plant and equipment.
     Net cash used in investing activities increased significantly to RMB259.2 million in 2006 from RMB1.2 million in 2005. Net cash used in investing activities in 2006 consisted primarily of our net cash payment of RMB178.0 million in connection with the acquisition of the 80.0% equity interest of Yantai Medgenn and cash payments totaling RMB91.9 million for the costs of obtaining land use rights and the purchases of property, plant and equipment.
     Financing Activities
     Net cash provided by financing activities increased significantly to RMB938.4 million ($128.6 million) in 2007 from RMB156.2 million in 2006. Net cash provided by financing activities in 2007 mainly consisted of cash received from our initial public offering in April, which was partially offset by increase in repayment of bank borrowings. Net cash provided by financing activities in 2006 mainly consisted of short-term bank and other borrowings and capital contribution, loans and advances from Assure Ahead Investments Limited in connection with its investment in our company in March 2006 which were partially offset by principal payments on bank borrowings and the distribution payment to New Good Management Limited in connection with our reorganization.
     Net cash provided by financing activities in 2006 amounted to RMB156.2 million, while net cash used in financing activities in 2005 amounted to RMB117.7 million. Net cash used in financing activities in 2005 primarily was due to our principal payments on bank borrowings and loans due to related parties for the period exceeding our proceeds from short-term bank and other borrowings and loans and advances from related parties for the period.

Capital expenditures
     In 2005, 2006 and 2007, our capital expenditures totaled RMB44.6 million, RMB91.9 million and RMB98.6 million ($13.5 million), respectively. In past years, our capital expenditures consisted primarily of the costs of obtaining land use rights and the purchases of property, plant and equipment and our research and development facilities. We estimate that our capital expenditures in 2008 will be approximately RMB154.0 million, which we will use mainly for the purchase of equipment in connection with the expansion of our research and development facilities, the construction of new production plants in Shandong Province and Jilin Province and new office buildings in Jiangsu Province and Shanghai.
Recent Accounting Pronouncements
     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS No. 157, which defines fair value, provides a framework for measuring fair value, and expands the disclosure required for fair value measurement. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is effective for the Group on January 1, 2008. However, FASB Staff Position FAS No. 157-2 delayed the adoption date until January 1, 2009 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Although we will continue to evaluate the application of SFAS No. 157, we do not expect the initial adoption of SFAS No. 157 to have a material impact on the consolidated financial position and results of operations and cash flows.
     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159, including an Amendment of SFAS No. 115, which allows an entity to choose to measure certain financial assets and liabilities at fair value. Subsequent measurements for the financial assets and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. On January 1, 2008, we decided not to elect to adopt this optional standard.
     In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations, or SFAS No. 141R, which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 31, 2008. SFAS No. 141R is required to be adopted by us on January 1, 2009. SFAS No. 141R will have an impact on accounting for business combinations but the effect is dependent upon acquisitions at that time.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 requires that accounting and reporting for minority interests will be characterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. Moreover, SFAS No. 160 establishes a single method of accounting changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation by requiring those transactions to be accounted for as equity transactions. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. SFAS No. 160 will be required to be adopted by us on January 1, 2009. We currently do not expect the initial adoption of SFAS No. 160 to have a material impact on our consolidated financial position, results of operations and cash flows.
C.	Research and Development, Patents and Licenses, etc.
Our Strategy
     We aim to balance our research and development efforts between the development of first-to-market generic pharmaceuticals and innovative pharmaceuticals. We perform thorough market analysis before commencing a research and development project to determine whether the pharmaceutical is commercially viable, is able to achieve widespread acceptance in the marketplace, and for new generic pharmaceuticals, whether such generic pharmaceutical will be the first generic version on the market. We focus our research and development efforts on pharmaceuticals used to treat diseases with a high incidence and/or mortality rate that, at the same time, lack effective pharmacotherapy, such as cancer, cerebrovascular diseases, strokes, rheumatoid arthritis and infectious diseases. We believe such research and development strategy will lead to the development of products that have a high potential for commercialization and can maximize our growth rate and profit margins. In addition, we will continue to enhance our existing portfolio of pharmaceuticals by improving their convenience (such as the reduction in the frequency of administering medicines) and/or their therapeutic benefits. Our research and development team also assists our production department in resolving technical issues and improving manufacturing processes and techniques.
Our Capability
     As of December 31, 2007, we had 149 research staff, 62 of which held master’s degrees and 18 of which held Ph.D. degrees. Our research and development activities are primarily conducted by our operating subsidiary in China, Simcere Research, located in Nanjing, Jiangsu Province. See “Item 4. Information of the Company—B. Business Overview— Our Products—Our Innovative Pharmaceutical Endu (Recombinant Human Endostatin Injection)” for more information as to our anti-cancer research and development activities. We have several technology platforms and are capable of conducting research on both chemical pharmaceuticals and biopharmaceuticals. We have also established a post-doctoral research program in December 2003 through our research facility in Nanjing, where we offer post-doctoral researchers the opportunity to conduct innovative research and development projects under the guidance of our internal and external research scientists. We believe our post-doctoral program provides us with a means to attract top academic talent to join our company. As of December 31, 2007, we have had 10 post-doctoral researchers participating in this program.
Collaboration in Research
     Joint Laboratory for Drug Discovery. We entered into an agreement with Tsinghua University in February 2006 to establish a Joint Laboratory for Drug Discovery to engage in the research and development of innovative pharmaceuticals. The joint laboratory is operated under the direction of a management committee, which consists of six members, with Tsinghua University and us each appointing three members. The agreement has a term of three years. Under the agreement, we will provide funding of RMB1.7 million for the daily operations of the joint laboratory. We will also provide research funding when appropriate research and development projects are identified and selected by the management committee, but we are not obligated to provide research funding if no appropriate project is identified or approved by the management committee. As of December 31, 2007, a total of four research and development projects were approved and engaged by the joint laboratory. We will hold the rights to commercialize any product developed by the joint laboratory. The obligations, rights and benefits of Tsinghua University and us as to each research and development project will be set out in a separate technological agreement to be entered into with respect to each project when we have determined that the results of such research and development project have commercialization potential.
     Joint Anti-Cancer Pharmaceutical Research and Development. We entered into an agreement in January 2007 with Advenchen as a research partner to engage in the research and development of, clinical studies for, and the commercialization of an anti-cancer pharmaceutical based on a chemical compound owned by Advenchen. Under the terms of the agreement, we agreed to provide research assistance and funding of up to RMB30.0 million. RMB2.0 million was provided in February 2007. We provided an additional RMB1.0 million upon receiving three successful batches of anti-cancer pharmaceutical samples in July 2007. The remaining RMB27.0 million will be further provided if additional milestones as set forth under the agreement are achieved. In addition, if any government grants are received in relation to this research and development project, we agreed to provide an amount equal to 10.0% of such grant to Advenchen to be used in research activities that are related to the anti-cancer pharmaceutical covered under this agreement, such as the research and development of delivery mechanisms for the anti-cancer pharmaceutical. For additional information, see “—A. Operating Results— Cost of Materials and Production and Operating Expenses— Research and Development Expenses.” We will begin in 2008 pre-clinical trials of the anti-cancer pharmaceutical under the agreement, including the pharmacodynamics researches on lung cancer, animal pharmacokinetics researches and safety evaluation researches. We estimate that such researches can be completed by early 2009 at which time we will apply with the SFDA for new drug application.
     We plan to increase our collaborations with international pharmaceutical and biotechnology companies to develop and market new pharmaceutical products in China. Specifically, we are focused on seeking strategic and commercial partners in anti-cancer, cardiovascular and cerebrovascular field. We have engaged in active discussions with several biotechnology and pharmaceutical companies from the United States, Canada and France and have signed several confidentiality agreements for potential candidate projects on which we are now conducting further analysis and evaluation. We believe international collaborations will enable us to gain valuable know-how and experience, further strengthen our research and development capabilities, and expand our product portfolio and pipeline.
     Our research and development expenditures were RMB68.3 million ($9.4 million) in 2007, representing 4.9% of our total revenues, compared with the industry average in China of 1.0% by Chinese pharmaceutical companies in 2005, according to the NDRC. Our research and development capabilities have been recognized by various levels of the PRC government and we have received government funding in recognition of our capabilities. From January 1, 2005 to December 31, 2007, we received approximately RMB25.3 million in research grants from the PRC government.
Product Candidates
     We are developing a number of new pharmaceuticals through our in-house expertise and through joint research and development efforts with universities and research institutions in China.
     As of May 31, 2008, we had 12 product candidates in various stages of development. Details of the product candidates that we believe have the highest potential for commercialization in the next two or three years are summarized below:

				Expected	Potential
	Therapeutic Effects and			Time to	Monitoring
Product Candidate	Scope of Applications	Status	Patentable	Market	Period
Iguratimod tablets	Treatment of osteoarthritis and rheumatoid arthritis	New drug application	No	2009	5 years

Palonosetron for injection	Nausea and vomiting associated with chemotherapy	New drug application	No	2008	4 years

Levamisole hydrochloride nasal spray(1)	Treatment of nasal allergies	Phase II of clinical trials	Yes	2009	20 years patent protection

(1)	We currently own two patents and have applied for 20 other patents relating to the Levamisole hydrochloride nasal spray and we expect to be the exclusive manufacturer of this product for approximately 13 to 15 years.
     Iguratimod Tablets. Iguratimod is a new disease-modifying anti-rheumatoid medication, or a DMARD, which is a category of drugs used in many autoimmune disorders to slow down disease progression and provide faster and more effective relief as compared to traditional DMARDs. We have completed clinical trials and are in the process of applying with the SFDA for new drug application and we aim to obtain SFDA approval for the manufacture and sale of iguratimod tablets in 2009.
     Palonosetron for Injection. Palonosetron is used to prevent nausea and vomiting associated with chemotherapy. We have developed a new delivery system for palonosetron for which we have applied for an invention patent in China. The new delivery system allows for enhanced stability, transportability and use of palonosetron. We have completed Phases I to III clinical trials for palonosetron for injection and are in the process of applying for a new medicine certificate for palonosetron for injection. Clinical test results demonstrated that patients who were given palonosetron for injection experienced less acute chemotherapy-induced nausea and vomiting and delayed chemotherapy-induced nausea and vomiting as compared to other currently available pharmaceuticals. We aim to obtain SFDA approval for the manufacture and sale of palonosetron for injection in 2008.
     Levamisole Hydrochloride Nasal Spray. We are in the process of developing indications for levamisole hydrochloride to be used for the treatment of nasal allergies. Levamisole hydrochloride nasal spray works by stimulating the immune system and inhibiting the secretion and accumulation of acidophil granular cells in the nasal cavity that cause nasal allergies. We have received one invention patent and have applied for 31 other invention patents in China associated with the new indications. We are currently conducting Phase II clinical trials for levamisole hydrochloride nasal spray.
     Furthermore, in May 2008, we received approval from SFDA to manufacture and market a first-to-market generic Biapenem injection under the brand name Anxin.
Intellectual Property
     We are committed to the development and protection of our intellectual property portfolio. We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. We own and have applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business. As of March 31, 2008, we held nine invention patents in China, including the invention patent granted to Yantai Medgenn relating to Endu on January 18, 2006, one invention patent in the United States and one invention patent in Australia. We also held two utility model patents and 29 packaging design patents. In addition, we had 63 pending patent applications in China and one pending patent application filed under the Patent

Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally, for the treatment of nasal allergies using our levamisole hydrochloride nasal spray.
     The validity period for our utility patents and packaging design patents are both 10 years and the validity period for our invention patents is 20 years, starting from the date the application was filed. All of these patents were issued in China. As with patent rights in most other jurisdictions, a patent holder in China enjoys the exclusive right to exclude others from using, licensing and otherwise exploiting the patent in China. However, there is no assurance that our patents will not be challenged in China, which could be costly to defend and could divert our management from their normal responsibilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—Litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.” In addition, if such challenge is successful, it could result in an adverse effect on our business.
     We rely on trademarks to protect our branded generic pharmaceuticals, which constitute a significant portion of our sales and are not protected by patents. As of March 31, 2008, we maintained 204 trademark registrations in China, including the Chinese characters for Bicun, Zailin, Yingtaiqing, Anqi and Biqi. We have also applied for an additional 129 trademarks. Under PRC law, we have the exclusive right to use a trademark for products and services for which such trademark has been registered with the PRC Trademark Office of the State Administration for Industry and Commerce. Trademark registration is valid for ten years, starting from the day the registration is approved. If we believe that a third party has infringed upon the exclusive right of our registered trademark, we may, through appropriate administrative and civil procedures prescribed, institute proceedings to request the relevant authority for an injunction or to resolve the infringement through consultation. The relevant authority can also impose fines, confiscate or destroy the infringing products or equipment used to manufacture the infringing products.
     We believe that certain of our trademarks are well-recognized in China among healthcare professionals, pharmacists and patients. For example, our brand name Zailin was recognized as a “China Well-Known Trademark” in 2004 and our brand name Yingtaiqing was named a “China Well-Known Trademark” in 2008. Under PRC law, if we believe such well-known trademark is registered by a third party as its company name, and that such registration might result in confusion to the general public, we may also apply to the relevant administrative authority for an injunction prohibiting such use and to compel the third party to cancel its registration. As our brand names are becoming more recognized in the pharmaceutical market in China, we are devoting additional resources to increasing and enforcing our trademark rights, which is critical to our overall branding strategy and reputation.
     Some elements of our pharmaceutical composition, formulation, delivery as well as manufacturing methods or processes involve unpatented, proprietary technology, processes, know-how or data. With respect to such proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements in order to safeguard our interests. All of our research and development personnel have entered into confidentiality, non-competition and proprietary information agreements with us. These agreements address issues involving the protection of our intellectual property and require such employees to assign to us all of their inventions, designs and technologies that they may develop during their periods of employment with us. In addition, there is a strict segregation of duties among personnel involved in different stages of our production process. This serves to reduce the risk of any single staff member obtaining the technical know-how relating to the entire production process. We also take other precautions, such as internal document controls and network assurance procedures, including the use of a separate dedicated server for technical data.
     If our trademarks are challenged, our brand name is damaged and/or our trade secrets become known by our competitors, there could be an adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—Our trademarks, patents and other non-patented intellectual property are valuable assets and if we are unable to protect them from infringement, our business prospects may be harmed.”
D.	Trend Information
     Please refer to “—A. Operating Results—Overview” for a discussion of the most significant recent trends in our production, sales, costs and selling prices. In addition, please also refer to discussions included in this Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
E.	Off-Balance Sheet Arrangements
     We do not have any outstanding interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In the ordinary course of our business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
F.	Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations at December 31, 2007:

	Contractual Obligations
	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Short-term bank and loan borrowings	29,000	—	—	—	29,000
Interest payments	3,656	5,323	2,854	5,198	17,031
Payable for acquisitions	18,153	—	—	—	18,153
Long-term loans	—	5,000	9,400	37,600	52,000
Liabilities for uncertain tax position	—	19,928	—	—	19,928
Operating lease commitments	1,608	1,685	6	40	3,339
Research and development projects	11,270	4,000	—	—	15,270
Capital commitments	16,057	—	—	—	16,057
Purchase commitments	62,170	15,750	—	—	77,920

Total	141,914	51,686	12,260	42,838	248,698

     Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively.
G.	Safe Harbor
     This annual report contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
     In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	market acceptance of our products and product candidates;

•	our ability to effectively protect our intellectual property and trade secrets and not infringe on the intellectual property and trade secrets of others;

•	the sufficiency of our existing and future intellectual property right protections;

•	our ability to obtain regulatory approval for products that we develop;

•	our ability to successfully develop and improve products;

•	changes in the healthcare industry in China, including increased availability of funding for medical insurance coverage and the inclusion of additional medicines in the national and provincial Medical Insurance Catalogs;

•	our ability to manage our expansion of operations;

•	environmental compliance costs and liabilities;

•	competition from other manufacturers of pharmaceutical products;

•	the expected growth for the pharmaceutical industry in China;

•	our ability to obtain permits and licenses to carry on our business; and

•	fluctuations in general economic and business conditions in China.
     This annual report also contains data related to the pharmaceutical market in China and we have derived such data from reports of the Cancer Foundation of China, the PRC Ministry of Health and the PRC National Bureau of Statistics. These market data include projections that are based on a number of assumptions. Unlike in the United States, there is limited authoritative data on the pharmaceutical market in China, particularly on a nationwide basis. In addition, any data that is available may not be current. The pharmaceutical market in China may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the pharmaceutical market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
     The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F and the documents that we reference in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.
Item 6. Directors, Senior Management and Employees
A.	Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of March 31, 2008.

Name	Age	Position/ Title
Jinsheng Ren	46	Chairman of the board of directors and chief executive officer
Guoqiang Lin(1)(2)	65	Independent director
Hongquan Liu(1)(2)(3)	49	Independent director
Gary Siu Kwan Sik(1)(3)	41	Independent director
John Huan Zhao	45	Director
Frank Zhigang Zhao	48	Chief financial officer
Xiaojin Yin	49	Vice president of research and development
Mark Peizhi Chen	41	Vice president of marketing
Jindong Zhou	46	Vice president of manufacturing
Dazheng Sun	37	Vice president of commercial sales
Baoxing Zha	45	Vice president of hospital sales
Hiu Ming Pang	55	Senior assistant to the chief executive officer
Haibo Qian	45	Secretary to the board of directors and company secretary

(1)	Audit committee members.

(2)	Compensation committee members.

(3)	Corporate governance and nominating committee members.
     Mr. Jinsheng Ren is our founder, chairman of our board of directors and our chief executive officer. Prior to founding our company in March 1995, he was a department manager at Jiangsu Pharmaceutical Industries Co., Ltd. from 1992 to 1995. From 1982 to 1992, he was the vice general manager of Qidong Gaitianli Medicines Co., Ltd. Mr. Ren graduated from the Nanjing University of Traditional Chinese Medicine in 1982 majoring in Chinese Medicine, and received a master’s degree in Economics from University of Macquarie in Australia in 2003. He is currently a guest professor at the Nanjing University of Traditional Chinese Medicine and an adjunct professor of Northwest University in China.
     Professor Guoqiang Lin is an independent director of our company. Prof. Lin is a member of the Chinese Academy of Sciences. Prof. Lin serves as the dean of the Department of Chemical Science of the National Nature Science Foundation of China since 2006 and is a researcher for the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences from 1989. Prof. Lin also served as the head of the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences from 1993 to 1999. In addition, he has taught as an adjunct professor at Nankai University since 1998 and at Fudan

University since 1997. He was also an adjunct professor for the University of Science and Technology of China and Southwest University and was a visiting professor for Guizhou University in 2000. Prof. Lin received a bachelor’s degree in Chemistry from Shanghai University of Science and Technology (now Shanghai University) in 1964, a master’s degree in Organic Chemistry from the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences in 1968 and was appointed as an academician to the Department of Chemical Science of the National Nature Science Foundation of China in 2001.
     Mr. Hongquan Liu is an independent director of our company. Mr. Liu is also currently the managing director of Sino-Swed Pharmaceutical Corp. Ltd. since 2000. In 2000, he served as the general manager of Wuxi Pharmaceutical Company of Jiangsu CTD Import & Export Co., Ltd. From 1998 to 2000, he was the managing director of Pharmacia Corporation. From 1996 to 1998, he was the chief marketing and business officer of Pharmacia Corporation. From 1995 to 1996, he was the chief financial officer of Pharmacia Corporation. From 1992 to 1995, he was a general manager of Sino-Swed Pharmaceutical Corp. Ltd. Mr. Liu received a bachelor’s degree from Shanxi College of Finance and Economics in 1983 and an EMBA degree from China Europe International Business School in 2000.
     Mr. Gary Siu Kwan Sik is an independent director of our company. Mr. Sik is also currently the managing director of DBS Asia Capital Pte Ltd. since 2007. He was the managing director and head of corporate finance for Mitsubishi UFJ Securities (HK) Limited from September 2005 to March 2007. Prior to joining Mitsubishi UFJ Securities (HK) Limited in 2005, he served in various senior positions in ICEA Capital Limited (formally NatWest Markets Corporate Finance Asia Limited) from 1995 to 1998 and from 2001 to 2005. His last position in ICEA Capital Limited was managing director and head of the investment banking department. Mr. Sik received a bachelor’s degree in engineering science from the University of Oxford, UK in 1989. He qualified as an associate member of the Institute of Chartered Accountants in England and Wales since 1992.
     Mr. John Huan Zhao is a director of our company. Mr. Zhao also serves as the chief executive officer of Hony Capital Limited and a vice president at Legend Holdings Limited. Prior to joining Hony Capital Limited and Legend Holdings Limited in 2003, Mr. Zhao was the advisor to the chief executive officer of UTStarcom Inc. and Lenovo Group Ltd. from 2002 to 2003. From 2001 to 2002, he was a managing director of eGarden Ventures, Ltd. Prior to that, he was the chairman, president and chief executive officer of Infolio, the chairman, president and chief executive officer of Vadem Ltd. and senior manager of U.S. Robotics, Inc. and Shure Brothers, Inc. Mr. Zhao received a bachelor’s degree in Physics from Nanjing University in 1984, dual master’s degrees in Electric Engineering and Physics from Northern Illinois University in 1990, and a MBA degree from the Kellogg School of Management at Northwestern University in 1996.
     Mr. Frank Zhigang Zhao is our chief financial officer. Mr. Zhao joined our company in October 2006. From 2005 to 2006, Mr. Zhao was the chief financial officer of Sun New Media Inc. From 2003 to 2005, he was the vice president of finance at Faro Technologies, Inc. From 1996 to 2002, he was the vice president of finance at Resort Reservation Network. From 1993 to 1996, he was a senior accountant at PricewaterhouseCoopers. Mr. Zhao received a bachelor’s degree in Economics from Beijing University in 1985 and a MBA degree from University of Hartford in 2003. He is a certified public accountant in the United States.
     Mr. Xiaojin Yin is our vice president of research and development of our company. From 2003 to 2006, Mr. Yin was the general manager of Jiangsu Simcere Pharmaceutical R&D Co., Ltd., or Simcere Research. From 2000 to 2003, he was the general manager assistant of both Simcere Pharmaceutical Co., Ltd. and a manager of Simcere Research. From 1992 to 2000, he was the head of the medical research department of the China Pharmaceutical University in Nanjing. From 1991 to 1992, Mr. Yin was the general manager of the medicine production facility at China Pharmaceutical University. Mr. Yin received a bachelor’s degree in Medical Sciences from China Pharmaceutical University in 1982 and a master’s degree in Industrial Engineering from the Nanjing University of Science and Technology in 2001.
     Mr. Mark Peizhi Chen is our vice president of marketing. Prior to joining our company in 2008, Mr. Chen was a senior manager of the financial program division and the deputy director of business division for community and vaccine of Merck & Co., Inc. Taiwan Branch since 2001. From 2000 to 2001, he was the vice president of SoftChina Venture Capital. From 1995 to 2000, he worked with Procter & Gamble Pacific Co., Ltd. as a financial analyst covering the Taiwan region, a general manager of the financial analysis division for the Asia Pacific region and a financial manager of the merger and acquisition division for the Asia Pacific region. From 1992 to 1993, he was the system sales engineer of Carrier Taiwan Co., Ltd. Mr. Chen received a bachelor’s degree in power mechanical engineering from Taiwan National Tsing Hua University in 1990 and a MBA degree from University of Illinois at Urbana-Champaign in 1995.
     Mr. Jindong Zhou is a vice president of manufacturing of our company and has worked in our company since 1996. From 2001 to 2006, Mr. Zhou was the general manager of Simcere Pharmaceuticals Co., Ltd. From 2000 to 2001, he was the deputy general manager of Jiangsu Simcere Pharmaceuticals Co., Ltd. Mr. Zhou graduated from the Nanjing University of Traditional Chinese Medicine majoring in Chinese Medicine in 1982 and has been studying toward a MBA degree at the Nanjing Normal University’s School of Management since 2005.

     Mr. Dazheng Sun is our vice president of commercial sales. Since May 2001, Mr. Sun has served successively as the manager of human resource department and the general supervisor of Jiangsu Simcere, the manager of Jiangsu Simcere Anhui Branch, the deputy general manager of our human resource department as well as the assistant to the president and the general manager of our business development department. Prior to joining our company, he was a university assistant and a lecturer in Hehai University from 1992 to 2001. Mr. Sun received a bachelor’s degree in ideological and political education from Hehai University in 1992 and a MBA degree from Hehai University in 1999.
     Mr. Baoxing Zha is our vice president of hospital sales. Mr. Zha has been the sales director, the training director and the general manager of Shanghai Simcere and the assistant to the president of our company since 2003. From 1999 to 2003, he was the sales director, the training director, the manager of human resource department, the marketing director and the general manager of anti-cancer medicines division of Jiangsu Simcere. Prior to joining our company, he was a medicine sales representative, a regional manager, the product manager of the marketing and advertising department, the assistant to the general manager and the manager for southwestern and northwestern areas of Jiangsu Chengong Medical Co., Ltd. Mr. Zha received a bachelor’s degree in medicine from the Medical College of South East University in 1985 and a MBA degree from Renmin University of China in 2003.
     Dr. Hiu Ming Pang is the senior assistant to the chief executive officer responsible for technology transfer and international business development. Since 2000, Dr. Pang has been and continues to be a director of the Life Sciences Advisory Group. From 1998 to 2000, he was executive director of Asia Healthcare, Inc. From 1993 to 1999, he was chairman and chief executive officer of Baker Norton Asia. From 1982 to 1988, he was the China project manager for Glaxo Wellcome UK. Dr. Pang is a member of the Royal Pharmaceutical Society of Great Britain, a member of the Institute of Chemical Engineers of Great Britain, and a fellow member and proposed council member of the Hong Kong Biotechnology Association. Dr. Pang received a bachelor’s degree in Pharmacy from the University of London in 1977, a Ph.D. in Pharmaceutical Engineering from the University of London in 1981, and a post-graduate diploma in Management Studies from Ealing College in London in 1986.
     Dr. Haibo Qian is the secretary to our board of directors and our company secretary. From 1993 to the present, he has held various roles at our group, including chief inspector, special assistant to the chief executive officer, market strategy department manager, and department general manager. In 2005, he was also the special assistant to the chief executive officer of Shanghai Fosun Pharmaceutical (Group) Co., Ltd. From 1986 to 1993, he was the director at the Health Economics Department of Nanjing Medical University. He received a bachelor’s degree in Law from Nanjing Normal University in 1986, graduated from Shanghai Medical University in 1993 majoring in Health Economics, received a MBA from Nanjing University in 2002 and received a Ph.D. degree in Management and Social Medicine from the China Pharmaceutical University in 2007. Dr. Qian is a certified pharmacist.
     The address of our directors and executive officers is c/o Simcere Pharmaceutical Group, No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, People’s Republic of China.
B. Compensation
Compensation of Directors and Executive Officers
     In 2007, the aggregate cash compensation to our executive officers, including all the directors, was RMB10.4 million ($1.4 million). For share-based compensation, see “—2006 Share Incentive Plan.”
2006 Share Incentive Plan
     The 2006 share incentive plan was adopted by our shareholders on November 13, 2006. Our share incentive plan provides for the grant of options, limited share appreciation rights, and other share-based awards such as restricted shares, referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
     Termination of Awards. Options and restricted shares shall have specified terms set forth in an award agreement. The compensation committee will determine in the relevant award agreement whether options granted under the award agreement will be exercisable following the recipient’s termination of services with us. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.

     Administration. Our 2006 share incentive plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will determine the provisions, terms and conditions of each award, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.
     Option Exercise. The term of options granted under the 2006 share incentive plan may not exceed six years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.
     Third-party Acquisition. If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such acquisition. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the acquisition but not thereafter.
     Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue our 2006 share incentive plan. Amendments or alterations to our 2006 share incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of our 2006 share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2006 share incentive plan shall continue in effect for a term of ten years from the date of adoption.
     Our board of directors and shareholders authorized the issuance of up to 12,000,000 ordinary shares upon exercise of awards granted under our 2006 share incentive plan. On November 15, 2007, we granted 10,000,000 options to our senior management and key employees with an exercise price of $4.20 per share. On March 29, 2007, we granted 1,045,000 options to our independent directors and certain of our employees with an exercise price equal to $6.75. On May 5, 2008, we also granted 4,000,000 options to one of our officer with an exercise price equal to $6.755

	Ordinary Shares
	Underlying		Exercise Price
Name	Options Granted		($/Share)	Date of Grant	Date of Expiration
Jinsheng Ren	5,500,000		$4.200	November 15, 2006	November 14, 2012
Frank Zhigang Zhao	*	(1)	$4.200	November 15, 2006	November 14, 2012
Jindong Zhou	200,000		$4.200	November 15, 2006	November 14, 2012
Xiaojin Yin	*	(1)	$4.200	November 15, 2006	November 14, 2012
Hiu Ming Pang	*	(1)	$4.200	November 15, 2006	November 14, 2012
Dazheng Sun	*	(1)	$4.200	November 15, 2006	November 14, 2012
Baoxing Zha	*	(1)	$4.200	November 15, 2006	November 14, 2012
Guoqiang Lin	*	(1)	$6.750	March 29, 2007	March 28, 2013
Hongquan Liu	*	(1)	$6.750	March 29, 2007	March 28, 2013
Gary Siu Kwan Sik	*	(1)	$6.750	March 29, 2007	March 28, 2013
Mark Peizhi Chen	*	(1)	$6.755	May 5, 2008	March 8, 2014
Other employees as a group(2)	2,700,000		$4.200	November 15, 2006	November 14, 2012
Other employees as a group(2)	945,000		$6.750	March 29, 2007	March 28, 2013

(1)	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(2)	None of these employees is our director or executive officer.

Employee Pension and Other Retirement Benefits
     Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. Contributions of RMB5.1 million ($0.7 million) was paid for the year ended December 31, 2007 which was charged to expense. We have no other obligation to make payments in respect of retirement benefits of our employees.
C. Board Practices
Duties of Directors
     Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.
     The functions and powers of our board of directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.
     Our board of directors have established an audit committee, a compensation committee and a corporate governance and nominating committee upon completion of our initial public offering in April 2007. The Company believes that its corporate governance practices comply with those required by domestic companies under New York Stock Exchange standards and do not differ in any significant ways.
Audit Committee
     Our audit committee consists of Messrs. Gary Siu Kwan Sik, Guoqiang Lin and Hongquan Liu, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Gary Siu Kwan Sik will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. All members of the audit committee will be an “independent director” within the meaning of NYSE Manual Section 303A(2) and will meet the criteria for independent set forth in Section 10A(m)(3) of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

•	meeting separately and periodically with management and our internal auditor and independent registered public accounting firm.

Compensation Committee
     Our compensation committee consists of Messrs. Hongquan Liu and Gary Siu Kwan Sik, both of whom will be “independent directors” within the meaning of NYSE Manual Section 303A(2). Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•	reviewing periodically any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans and granting our executive officers awards under such plans.
Corporate Governance and Nominating Committee
     Our corporate governance and nominating committee consists of Messrs. Guoqiang Lin and Hongquan Liu, both of whom will be “independent directors” within the meaning of NYSE Manual Section 303A(2). The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Terms of Directors and Executive Officers
     Our executive officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office without cause by special resolution or the unanimous written resolution of all shareholders or with cause by ordinary resolution or the unanimous written resolutions of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.
Employment Agreements
     We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay of at least one month’s salary.
     Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

Interested Transactions
     A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.
Remuneration and Borrowing
     The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.
D. Employees
     We had 1,789, 1,838 and 2,615 employees as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of our employees for each of our areas of operation and as a percentage of our total workforce as of December 31, 2007:

	Number of	Percentage
	Employees	of Total
Marketing and brand management	1,072	41.0%
Manufacturing and quality control	896	34.3%
General and administration	498	19.0%
Research and development	149	5.7%

Total	2,615	100.0%

     We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. The total amount of contributions we made to employee benefit plans in 2005, 2006 and 2007, was RMB2.0 million, RMB2.7 million and RMB5.1 million ($0.7 million), respectively.
     Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 20, 2008, the latest practicable date, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially
	Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jingshen Ren(3)	26,837,589	20.92
Guoqiang Lin	*	*
Hongquan Liu	*	*
Gary Siu Kwan Sik	*	*
John Huan Zhao(4)	26,437,600	20.78
Frank Zhigang Zhao	*	*
Jindong Zhou(5)	4,066,418	3.20
Xiaojin Yin(6)	*	*
Haibo Qian(7)	*	*
Hiu Ming Pang	*	*
All directors and executive officers as a group	58,997,035	46.38

Principal Shareholders:
Assure Ahead Investments Limited(8)	26,437,600	20.78
New Good Management Limited(9)	50,381,556	39.61
King View Development International Limited(10)	11,820,000	9.29

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	The number of shares outstanding in calculating the percentages for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership of each listed person is based on 127,209,200 ordinary shares outstanding as of the date hereof, including 125,012,000 issued ordinary shares and 2,192,200 ordinary shares issuable upon the exercise of share options.

(3)	Includes the beneficial ownership of 25,737,589 ordinary shares through Mr. Ren’s shareholding in New Good Management Limited. Mr. Ren is the chairman of the board of directors and the controlling shareholder of New Good Management Limited.

(4)	Represents 26,437,600 ordinary shares held by Assure Ahead Investments Limited. Mr. Zhao, a director of Assure Ahead Investments Limited, disclaims beneficial ownership of shares held by Assure Ahead Investments Limited except to the extent of his pecuniary interests in those shares.

(5)	Includes the beneficial ownership of 4,026,418 ordinary shares through Mr. Zhou’s shareholding in New Good Management Limited.

(6)	Includes the beneficial ownership of ordinary shares through Mr. Yin’s shareholding in New Good Management Limited.

(7)	Represents the beneficial ownership of ordinary shares through Mr. Qian’s shareholding in New Good Management Limited.

(8)	Assure Ahead Investments Limited is a British Virgin Islands company that is 68.0% owned by Hony Capital II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands; 11.0% owned by The Goldman Sachs Group, Inc., a company incorporated under the laws of Delaware; 3.0% owned by Crystal Lena International Limited, a company incorporated under the laws of the British Virgin Islands; 3.0% owned by Premier Goal Company Limited, a company incorporated under the laws of the British Virgin Islands; 5.0% owned by Excel Team Investments Limited, a company incorporated under the laws of the British Virgin Islands; 5.0% owned by Enspire Investments Limited, a company incorporated under the laws of the British Virgin Islands; and 6.0% owned by Right Lane Limited, a company incorporated under the laws of Hong Kong. Hony Capital II, L.P.’s general partner is Hony Capital II GP Ltd., which is wholly owned by Legend Holdings Limited, an investment holding company incorporated in the People’s Republic of China. Legend Holdings Limited is 65.0% owned by the Chinese Academy of Sciences, a national academic and research institution owned and controlled by the PRC government. The address for Assure Ahead Investments Limited is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The directors of Assure Ahead Investments Limited, Messrs. John Huan Zhao, Shunlong Wang and Yonggang Cao have voting and investment power over the shares that this shareholder beneficially owns.

(9)	New Good Management Limited is a British Virgin Islands company that is beneficially owned by Messrs. Jinsheng Ren, Yat Ming Chu, Jindong Zhou, Feifei Gao, Zhiyong Fu, Jinzheng Hao, Chuan Li, Xiaoxia Chen, Weidong Ren, Qimin Xu, Bingdong Lu, Xiaojin Yin, Yizhong Wu, Minze Li and Haibo Qian. The address of New Good Management Limited is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(10)	King View Development International Limited, a British Virgin Islands company and a wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited. The address of King View Development International Limited is Unit 1206, One LuJiaZui Center, 68 Yincheng Road (C), Pudong district, Shanghai 200120 People’s Republic of China. The investment committee of Trustbridge Partners II, L.P. has voting and investment power over the shares that this shareholder beneficially owns.
     None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of June 13, 2008, of the 127,209,200 ordinary shares outstanding, including 125,012,000 issued ordinary shares and 2,192,200 ordinary shares issuable upon the exercise of share options, approximately 30.3% of these ordinary shares were held in the United States.
Item 7. Major Shareholder and Related Party Transactions
A. Major Shareholders
     Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions
Transactions with Companies in Which a Major Shareholder had Equity Interests
     We purchase certain of our packaging materials from Hainan Zhicheng Color Printing Co., Ltd., formerly Sanya Zhicheng Color Printing Co., Ltd. in which certain shareholders of New Good Management Limited has an equity interest prior to December 2007. In 2005, 2006 and 2007, we purchased packaging material from this related party amounting to RMB6.1 million, RMB7.4 million and RMB7.3 million ($1.0 million), respectively. We sell some of our pharmaceutical products to Jiangsu Simcere Chain Drug Store Co., Ltd., or Simcere Chain Drug Store, in which certain shareholders of New Good Management Limited have an equity interest. In 2005, 2006 and 2007, we sold pharmaceutical products to this related party amounting to RMB0.6 million, RMB1.4 million and RMB3.0 million ($0.4 million), respectively. We purchase the packaging materials and sell the pharmaceutical products in the normal course of business at prices determined on an arm’s length basis. In addition, we sold properties located in Nanjing to Simcere Chain Drug Store for RMB18.6 million ($2.5 million) in 2007.
Reorganization and Private Placement
     Since our inception, through organic growth and acquisition, we formed a group of pharmaceutical companies that develops, manufactures and markets a range of branded generic and innovative pharmaceuticals. To raise capital from investors outside of China, we established State Good Group Limited in the British Virgin Islands on October 12, 2005. We then transferred our operating subsidiaries to SGG in March 2006 as part of a series of corporate reorganization activities. On March 28, 2006, through a private placement, SGG issued ordinary shares to Assure Ahead Investments Limited, a British Virgin Islands investment vehicle owned by a group of financial investors including Hony Capital II, L.P., The Goldman Sachs Group, Inc., Crystal Lena International Limited, Excel Team Investments Limited, Enspire Investments Limited, Premier Goal Company Limited and Right Lane Limited, for an aggregate consideration of $26.4 million. Upon completion of this private placement, our existing shareholder, New Good Management Limited, became our 69.0% shareholder and our new shareholder, Assure Ahead Investments Limited became our 31.0% shareholder.
     We incorporated Simcere Pharmaceutical Group in the Cayman Islands as a listing vehicle on August 4, 2006. Simcere Pharmaceutical Group became our ultimate holding company when it issued an aggregate of 100.0 million ordinary shares to existing shareholders of SGG on September 29, 2006, in exchange for all of the ordinary shares that these shareholders held in SGG.
Share Incentives
     See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2006 Share Incentive Plan.”
Registration Rights Agreements
     Set forth below is a description of the registration rights we granted to Assure Ahead Investments Limited, one of the selling shareholders, on November 20, 2006:
•	Demand Registration Rights. At any time commencing the earlier of November 20, 2008 or six months after our initial public offering, shares held by Assure Ahead Investments Limited or its transferees and assignees have the right to demand that we file a registration statement under the Securities Act covering the offer and sale of their securities, so long as the aggregate amount of securities to be sold under the registration statement exceeds $20.0 million. We are obligated under the registration rights agreement to use our best efforts to register our ordinary shares for resale if Assure Ahead Investments Limited makes such request. However, we are not required to provide for any payment or transfer any other consideration to Assure Ahead Investments Limited in the event of non-performance. We have the ability to delay or withdraw the filing of a registration statement for up to 90 days if we furnish to Assure Ahead Investments Limited or their transferees and assignees a certificate signed by our chief executive officer or our chairman of the board of directors stating that, board of directors determines it would be seriously detrimental to us or our shareholders for a registration statement to be filed in the near future. We are not obligated to affect such demand registrations on more than two occasions.

•	Form F-3 or S-3 Registration Rights. Upon our company becoming eligible for use of Form F-3 or S-3, Assure Ahead Investments Limited or their transferees and assignees have the right to request that we file a registration statement under Form F-3 or S-3, so long as the aggregate amount of securities to be sold under the registration statement exceeds $1.0 million. Such requests for registrations are not counted as demand registrations.

•	Piggyback Registration Rights. If we propose to file a registration statement with respect to an offering for our own account or for the account of any person that is not Assure Ahead Investments Limited or their transferees and assignees, we must offer Assure Ahead Investments Limited or their transferees and assignees the opportunity to include their securities in the registration statement. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their securities on the same terms and conditions as the securities of our company.

•	Expenses of Registration. We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective, except that shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities.
     Set forth below is a description of the registration rights we granted to King View Development International Limited, one of the selling shareholders, on May 12, 2008. The registration rights were granted to cover the resale of 11,820,000 ordinary shares purchased by King View Development International Limited from New Good Management in a private sale:
•	Pursuant to the registration rights agreement entered into among us, New Good Management and King View Development International Limited on May 12, 2008, we agree to file as promptly as practicable but in any event no later than thirty (30) days after the earlier of (i) June 30, 2008 and (ii) the date on which we file our annual report on Form 20-F for the fiscal year ended December 31, 2007 with the SEC, a shelf registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 registering the resale from time to time by holders of all of the registrable securities. New Good Management will bear all costs associated with the filing of such registration statements.
C. Interests of Experts and Counsel
     Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
     See Item 18. Financial Statements.
Legal and Administrative Proceedings
     We are currently not a party to any material legal or administrative proceedings, and we are not aware of any threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.
Dividend Policy
     Our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
     Since our incorporation, we have never declared or paid any dividends, nor do we currently have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
     If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.
B. Significant Changes
     We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing
A. Offering and Listing Details
     Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since April 20, 2007 under the symbol “SCR.” For the period from April 20, 2007 to June 20, 2008, the trading price of our ADSs on New York Stock Exchange ranged from $9.98 to $19.30 per ADS.
     The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for (1) the last three quarters of 2007 and the first quarter of 2008, and (2) each of the past six months.

	Sales Price
	High	Low
Quarterly High and Low
Second Quarter 2007	$19.18	$12.82
Third Quarter 2007	$16.30	$10.81
Fourth Quarter 2007	$19.30	$11.70
First Quarter 2008	$13.99	$9.98

Monthly Highs and Lows
December 2007	$14.98	$12.30
January 2008	$13.99	$10.58
February 2008	$12.03	$9.98
March 2008	$11.80	$10.05
April 2008	$13.30	$10.42
May 2008	$15.88	$12.40
June 2008 through June 20	$15.34	$12.85
B. Plan of Distribution
     Not applicable.
C. Markets
     Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since April 20, 2007 under the symbol “SCR.”
D. Selling Shareholders
     Not applicable.
E. Dilution
     Not applicable.
F. Expenses of the Issue
     Not applicable.
Item 10. Additional Information
A. Share Capital
     As of the date of this annual report on Form 20-F, our authorized share capital consists of 500,000,000 ordinary shares, with a par value of $0.01 each. As of the date hereof, there are 127,209,200 ordinary shares outstanding, including 125,012,000 issued ordinary shares and 2,192,200 ordinary shares issuable upon the exercise of share options.
     Since our inception, through organic growth and acquisition, we formed a group of pharmaceutical companies that develops, manufactures and markets a range of branded generic and innovative pharmaceuticals. To raise capital from investors outside of China, we established State Good Group Limited in the British Virgin Islands on October 12, 2005. We then transferred our operating subsidiaries to SGG in March 2006 as part of a series of corporate reorganization activities. On March 28, 2006, through a private placement, SGG issued ordinary shares to Assure Ahead Investments Limited, a British Virgin Islands investment vehicle owned by a group of financial investors including Hony Capital II, L.P., The Goldman Sachs Group, Inc., Crystal Lena International Limited, Excel Team Investments Limited, Enspire Investments Limited, Premier Goal Company Limited and Right Lane Limited, for an aggregate consideration of $26.4 million. . Upon completion of this private placement, New Good Management Limited, which is owned members of our management team, became our 69.0% shareholder and Assure Ahead Investments Limited became our 31.0% shareholder.
     We incorporated Simcere Pharmaceutical Group in the Cayman Islands as a listing vehicle on August 4, 2006. Simcere Pharmaceutical Group became our ultimate holding company when it issued an aggregate of 100,000,000 ordinary shares to then existing shareholders of SGG on September 29, 2006, in exchange for all of the ordinary shares that these shareholders held in SGG.
B. Memorandum and Articles of Association
     We incorporate by reference into this annual report the description of our second amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-141539), as amended, filed with the Commission on March 23, 2007. Our shareholders adopted our amended and restated memorandum and articles of association by unanimous resolutions in March 23, 2007.
C. Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information of the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
Foreign Currency Exchange
     Foreign currency exchange regulation in China is primarily governed by the following rules:
•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules;
     Under the Exchange Rules, the Renminbi is convertible for current account items, including interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.
     Under the Administration Rules, foreign-invested enterprises in China, may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the SAFE and other relevant government authorities.
E. Taxation
Cayman Islands Taxation
     The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China Taxation
     The EIT Law, and the implementation rules for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.
     Under the EIT Law and implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.
United States Federal Income Taxation
     The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares subsequently received in exchange for ADSs. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”) as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. As used herein, the term “U.S. Holder” means a holder of an ADS or ordinary share that is for United States federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     The following discussion does not deal with the United States federal income tax consequences applicable to any particular investor or to persons subject to special treatment under United States federal income tax laws such as:
•	a dealer in securities or currencies;

•	certain financial institutions;

•	insurance companies;

•	a regulated investment company;

•	a real estate investment trust;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, constructive sale, hedging, conversion or integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own 10.0% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.
     If you are a partner in partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner of a partnership holding the ADSs or ordinary shares, you should consult your own tax advisors.
     The discussion below does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase of the ADSs or ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of your acquisition, ownership and disposition of the ADSs or ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
     The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.
     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the creditabilities of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
      ADSs
     If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying shares that are represented by such ADSs (subject to a possible challenge of this treatment by the Internal Revenue Service, as discussed under “—Distributions on ADSs or Ordinary Shares”). Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
     With respect to non-corporate United States investors, certain dividends received in a taxable year beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidelines indicate that our ADSs (which are listed on the NYSE), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our shares that are represented by ADSs, but not on our shares that are not so represented, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and, if we are eligible for such benefits, dividends we pay on our shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.
     In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met, although no assurances can be given in this regard. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

     To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend.
Taxation of Disposition of ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or shares, including the availability of the foreign tax credit under your particular circumstances.
Passive Foreign Investment Company
     Based on the projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company (a “PFIC”) for 2007, and we do not expect to become one in the future, although there can be no assurance in this regard.
     A non-U.S. corporation is considered to be a PFIC for any taxable year if either:
•	at least 75% of its gross income is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.
     Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gain from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
     We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares which is likely to fluctuate after the offering. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.
     If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

     The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
     Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us.
     In addition, notwithstanding any election you make with regard to the ADSs or ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or ordinary shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U. S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.
     The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed and regularly traded on the New York Stock Exchange. It should also be noted that it is intended that only the ADSs, and not the ordinary shares, will be listed on the New York Stock Exchange. Consequently, if you are a holder of ADSs, but not of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.
     Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Internal Revenue Code of 1986, as amended. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.
     If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
     You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
     Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service, unless you are an exempt recipient such as a corporation. A backup withholding tax may apply, however, backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. You are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents
     Not applicable.
G. Statement by Experts
     Not applicable.
H. Documents on Display
     We have previously filed with the Commission our registration statement on Form F-1, as amended.
     We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is July 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
     Our financial statements have been prepared in accordance with U.S. GAAP.
     We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
I. Subsidiary Information
     For a listing of our subsidiaries, see Item 4. Information of the Company—C. Organizational Structure” in this annual report.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Foreign Currency Exchange Risk
     Our revenues, costs and expenses are currently denominated primarily in Renminbi. As a result, fluctuations in the value of Renminbi against other currencies may affect the price competitiveness of our products versus competitor products from multinational pharmaceutical companies. Although the conversion of the Renminbi is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar or any other currency nonetheless may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the Renminbi is permitted to fluctuate in value within a narrow band against a basket of certain foreign currencies. China is currently under significant international pressures to liberalize this government currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar.
     We use Renminbi as the reporting currency for our financial statements. Through March 31, 2007, the functional currency of our company’s and our subsidiary outside of China was Renminbi. From April 1, 2007, our company and our subsidiary outside of China changed their functional currency to U.S. dollar due to our listing on the New York Stock Exchange, which resulted in our company’s financing and operating activities being predominately denominated in, and is expected to be continued to be predominately denominated in, U.S. dollar. The corresponding adjustment attributable to current-rate translation of non-monetary assets as of the date of the change was immaterial and has been recorded as other comprehensive loss, a separate component within the line item shareholder’s equity. The functional currency of our subsidiaries in China is Renminbi.
     All transactions of our company through March 31, 2007 and those of our subsidiaries in China denominated in currencies other than Renminbi during the year are recorded at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. Foreign currency exchange rate gains and losses are recorded in our consolidated income statement. In 2007, our company has used a substantial portion of the proceeds from our initial public offering to provide U.S. dollar denominated intercompany loans to our PRC subsidiaries where such funds were converted into Renminbi. As these intercompany loans are not considered long-term investment in nature and given that the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gains arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income. We recognized foreign currency exchange gains of RMB24.7 million ($3.4 million) in 2007 which represent unrealized gains recognized by our PRC subsidiaries from the translation of U.S. dollar denominated intercompany loans.
     Effective from April 1, 2007, assets and liabilities of our company and our subsidiary outside of China, whose functional currency are not Renminbi, are translated into Renminbi at the exchange rates at the balance sheet dates. Income and expense items are translated at the average rates of exchange prevailing during the period from April 1, 2007 through December 31, 2007. The adjustment resulting from translating the financial statements of such entities is reflected as a component of accumulated other comprehensive income (loss) within shareholders’ equity.
     Fluctuations in exchange rates may affect our financial performance. Appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash balance as of December 31, 2007, a 1.0% change in the exchange rates between Renminbi and the U.S. dollar will result in an increase or decrease of RMB0.4 million ($0.05 million) for our total amount of cash balance.
     The fluctuation in foreign exchange may impose certain exchange rate risks on us. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from the initial public offering in April 2007. We have not hedged exposures in foreign currencies or enter into any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.
Interest Rate Risk
     Our risk exposure from changes in interest rates relates primarily to the interest expenses associated with our short-term bank borrowings, long term borrowings as well as the interest income generated by excess cash invested in demand and savings deposits and fixed income investments. We currently do not, have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure. Interest- earning instruments and borrowings carry a degree of interest rate risk. We have historically not been exposed nor do we anticipate to be exposed in the near future to material risks due to changes in interest rates.
Item 12. Description of Securities Other Than Equity Securities
     Not Applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None of these events occurred in any of the years ended December 31, 2005, 2006 and 2007.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
     We completed our initial public offering of 31,250,000 ordinary shares, in the form of ADSs, at $14.50 per ADS on April 20, 2007, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The effective date of our registration statement on Form F-1 (File number: 333-141539) was April 20, 2007. Goldman Sachs (Asia) L.L.C. acted as the sole global coordinator and the sole bookrunner for this offering.
     As of December 31, 2007, we have used the net proceeds received from our initial public offering as follows:
•	approximately RMB314 million ($43 million) to repay the short-term bank loans and borrowings;

•	approximately RMB175 million ($24 million) for the acquisition of a 10% equity interest in Yantai Medgenn, a 51% equity interest in Jilin Boda and a 85.71% equity interest in Nanjing Tung Chit;

•	approximately RMB470 million ($64 million) for short-term investments; and

•	approximately RMB36 million ($5 million) to fund our research and development efforts.
Item 15. Controls and Procedures
     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.
Evaluation of Disclosure Controls and Procedures
     As of the end of the period covered by this annual report, our chief executive officer and chief financial officer have evaluated the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on this evaluation, they have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the material information required to be disclosed by us in the report that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and regulations.
Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
     Our Board of Directors has determined that Gary Siu Kwan Sik qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the listing rules of New York Stock Exchange.
Item 16B. Code of Ethics
     Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2006	2007
	(In $ thousands)
Audit fees(1)	823	1,117
Audit-related fees(2)	—	399
Tax fees	—	—
Other fees	—	—

Total	823	1,516

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” in 2007 involve principally the issue of comfort letter and rendering of listing advice in connection with our IPO and certain agreed upon procedures in connection with our acquisitions.
     The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     None.

PART III
Item 17. Financial Statements
     We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
     The following financial statements are filed as part of this Annual Report on Form 20-F, together with the report of the independent auditors:

Item 19. Exhibits

Exhibit Number	Description of Document

1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant

2.1*	Registrant’s Form of American Depositary Receipt

2.2*	Registrant’s Specimen Certificate for Ordinary Shares

2.3*	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder

2.4*	Registration Rights Agreement among Simcere Pharmaceutical Group, New Good Management Limited and Assure Ahead Investments Limited, dated November 20, 2006

2.5*	Share Purchase Agreement among Luo Yongzhang, Zhou Bing and State Good Group Limited, dated May 28, 2006

2.6*	Share Purchase Agreement among Yantai Rongchang Pharmaceutic Co., Ltd., Beijing Scientific Town Development Co., Ltd., Yantai Ruikang Biochemical Drugs LLC and Simcere Pharmaceutical Company Limited, dated May 28, 2006

2.7**	Registration Rights Agreement among Simcere Pharmaceutical Group, New Good Management Limited and King View Development International Limited, dated May 12, 2008

4.1*	Form of Indemnification Agreement with the Registrant’s directors

4.2*	Form of Employment Agreement of senior executive officers

4.3*	Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement

4.4*	2006 Share Incentive Plan adopted as of November 13, 2006

4.5*	Cooperation Agreement on the Incorporation of Medgenn (Hong Kong) Ltd. entered into between Bestspeed Investments Limited (BVI) and Yantai Medgenn Co., Ltd., dated February 10, 2005

4.6*	Implementation Rules of Supplementary Agreement on Cooperation Agreement on the Incorporation of Medgenn (Hong Kong) Ltd. entered into between Yantai Medgenn Co., Ltd. and Medgenn (Hong Kong) Co., Ltd., dated August 6, 2005

4.7*	Joint Research Agreement on Anti-Tumor Drug AL6802 entered into between Jiangsu Simcere Pharmaceutical R&D Co., Ltd. and Advenchen Laboratories LLC, dated January 8, 2007

8.1**	Subsidiaries of the Registrant

11.1*	Code of Business Conduct and Ethics

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of KPMG

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-141539) on March 23, 2007.

**	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Simcere Pharmaceutical Group
By:	/s/ Jinsheng Ren
	Name:	Jinsheng Ren
	Title:	Chief Executive Officer

Date: June 24, 2008

SIMCERE PHARMACEUTICAL GROUP
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Simcere Pharmaceutical Group:
We have audited the accompanying consolidated balance sheets of Simcere Pharmaceutical Group (the “Company”) and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simcere Pharmaceutical Group and its subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.
/s/KPMG
Hong Kong, China
June 13, 2008

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2006 and 2007
(Amounts expressed in thousands, except share data)

			December 31,
	Note		2006	2007	2007
			RMB	RMB	US$
Assets

Current assets

Cash and cash equivalents			106,027	497,352	68,181
Pledged bank deposits	2	(d)	20,787	910	125
Short-term investments	2	(e)	—	470,000	64,431
Accounts and bills receivables, net of allowance for doubtful accounts	3		162,781	488,374	66,950
Inventories	4, 19		39,483	65,241	8,944
Prepaid expenses and other current assets	5		79,192	26,037	3,569
Amounts due from related parties	19		434	7,503	1,029
Deferred income taxes, net	11		2,725	1,736	238

Total current assets			411,429	1,557,153	213,467

Property, plant and equipment, less accumulated depreciation and amortization	6		267,054	374,058	51,279
Land use rights	7		82,522	116,386	15,955
Deposits for purchase of property, plant and equipment			4,056	3,579	491
Intangible assets, net	8		163,148	251,221	34,439
Goodwill	8		100,634	161,496	22,139
Deferred income taxes, net	11		5,704	8,315	1,140

Total assets			1,034,547	2,472,208	338,910

Liabilities

Current liabilities

Short-term bank loans and other borrowings	9		333,000	29,000	3,976
Accounts and bills payables			20,089	23,711	3,250
Accrued payroll and employee benefits			23,766	29,634	4,062
Other payables and accrued liabilities	12		169,874	255,777	35,064
Amounts due to related parties	19		1,352	—	—
Income taxes payable	11		20,092	4,515	619

Total current liabilities			568,173	342,637	46,971

Long-term loan	10		—	52,000	7,129
Deferred income taxes	11		23,634	61,690	8,457
Other long term liabilities	11		—	19,928	2,732

Total liabilities			591,807	476,255	65,289

Minority interests			—	12,137	1,664

Shareholders’ equity

Ordinary shares US$0.01 par value:
500,000,000 shares authorized, 100,000,000 and 125,006,200 shares issued and outstanding as of December 31, 2006 and 2007, respectively			7,909	9,840	1,349
Additional paid-in capital			265,964	1,550,697	212,581
Accumulated other comprehensive loss	21		—	(46,849)	(6,422)
Retained earnings			168,867	470,128	64,449

Total shareholders’ equity			442,740	1,983,816	271,957

Commitments and contingencies	15

Total liabilities, minority interests and shareholders’ equity			1,034,547	2,472,208	338,910

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Statements of Income
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)

			Years ended December 31,
	Note		2005	2006	2007	2007
			RMB	RMB	RMB	US$
Product revenues	17, 19		736,220	947,797	1,363,014	186,852
Other revenue	2	(k)	794	2,809	5,734	786

Total revenue			737,014	950,606	1,368,748	187,638
Cost of materials and production	19		(171,074)	(190,560)	(241,081)	(33,049)

Gross profit			565,940	760,046	1,127,667	154,589

Operating expenses:
Research and development expenses			(16,288)	(34,289)	(68,295)	(9,362)
Sales, marketing and distribution expenses			(312,426)	(442,757)	(634,449)	(86,975)
General and administrative expenses			(87,139)	(98,249)	(161,061)	(22,080)

Income from operations			150,087	184,751	263,862	36,172

Interest income			932	2,827	24,361	3,340
Interest expense	6		(14,999)	(10,705)	(6,346)	(870)
Foreign currency exchange gains	21		—	—	24,670	3,382
Other income	15		—	—	20,526	2,814

Earnings before income taxes and minority interests			136,020	176,873	327,073	44,838
Income tax expense	11		(32,514)	(6,952)	(13,527)	(1,854)

Income before minority interests			103,506	169,921	313,546	42,984
Minority interests			(761)	2,337	(12,285)	(1,684)

Net income			102,745	172,258	301,261	41,300

Earnings per share:
Basic	16		1.49	1.86	2.56	0.35

Diluted	16		1.49	1.86	2.48	0.34

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)

				Share Capital
							Accumulated		Total
				Number of		Additional	other		shareholders’	Total
			Contributed	ordinary	Par value	paid-in	comprehensive	Retained	equity	comprehensive
	Note		capital	shares	amount	capital	loss	earnings	(note 13)	income
			RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2005			60,200	—	—	—	—	59,790	119,990
Net income			—	—	—	—	—	102,745	102,745	102,745

Comprehensive income			—	—	—	—	—	—	—	102,745
Distribution to shareholders			—	—	—	—	—	(30,198)	(30,198)

Balance as of December 31, 2005			60,200	—	—	—	—	132,337	192,537
Distribution to shareholders			—	—	—	—	—	(1,303)	(1,303)
Effect of reorganization:	1	(c)
Issuance of ordinary shares to NGM			(60,200)	69,000,000	5,457	54,743	—	—	—
Distribution to NGM			—	—	—	—	—	(134,425)	(134,425)
Issuance of ordinary shares to AAI			—	31,000,000	2,452	207,784	—	—	210,236
Share-based compensation	18		—	—	—	3,437	—	—	3,437
Net income			—	—	—	—	—	172,258	172,258	172,258

Comprehensive income			—	—	—	—	—	—	—	172,258

Balance as of December 31, 2006			—	100,000,000	7,909	265,964	—	168,867	442,740
Issuance of ordinary shares in connection with public offering, net of issuance costs of RMB46,099 (US$6,320)			—	25,000,000	1,931	1,253,778	—	—	1,255,709
Share-based compensation	18		—	—	—	30,764	—	—	30,764

Issuance of ordinary shares upon exercise of share options	18		—	6,200	—	191	—	—	191
Net income			—	—	—	—	—	301,261	301,261	301,261
Foreign currency translation adjustments	21		—	—	—	—	(46,849)	—	(46,849)	(46,849)

Comprehensive income			—	—	—	—	—	—	—	254,412

Balance as of December 31, 2007			—	125,006,200	9,840	1,550,697	(46,849)	470,128	1,983,816

Balance as of December 31, 2007 — US$					1,349	212,581	(6,422)	64,449	271,957

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Cash Flow Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)

			Years ended December 31,
	Note		2005	2006	2007	2007
			RMB	RMB	RMB	US$
Operating activities:
Net income			102,745	172,258	301,261	41,300
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment			14,543	17,202	27,770	3,807
Amortization of intangible assets			2,289	4,812	15,084	2,068
Acquired in-process research and development			—	—	884	121
Loss/(gain) on disposal of property, plant and equipment			2,296	(513)	(2,526)	(346)
Minority interests			761	(2,337)	12,285	1,684
Deferred income tax (benefit) expense			(1,436)	(2,124)	11,009	1,509
Share based compensation expense			—	3,437	30,764	4,217
Unrealized foreign currency exchange gains			—	—	(45,350)	(6,217)
Changes in assets and liabilities, net of effects from acquisitions
Increase in accounts and bills receivables			(30,884)	(31,809)	(314,807)	(43,156)
(Increase)/decrease in inventories			(12,415)	4,145	(11,091)	(1,520)
(Increase)/decrease in prepaid expenses and other current assets			(5,780)	(18,609)	47,704	6,539
Decrease in prepaid land use rights			1,143	1,458	1,956	268
Decrease in amounts due from related parties			4,855	869	166	23
(Decrease)/increase in accounts and bills payables			(24,573)	(1,416)	1,084	149
Increase in accrued payroll and employee benefits			6,438	6,189	4,946	678
Increase/(decrease) in other payables and accrued liabilities			24,345	(17,246)	67,644	9,272
Increase/(decrease) in income taxes payable			22,082	(17,474)	2,984	409
(Decrease)/increase in amounts due to related parties			(70)	109	(1,352)	(185)

Net cash provided by operating activities			106,339	118,951	150,415	20,620

Investing activities:
Payment for purchase of land use rights			(20,635)	(2,142)	(20,449)	(2,803)
Purchase of property, plant and equipment			(23,986)	(85,676)	(78,143)	(10,712)
Payment of deposits for purchase of property, plant and equipment			—	(4,056)	—	—
Proceeds from disposal of property, plant and equipment			—	2,417	—	—
Payment for acquisition of Nanjing Simcere			(7,100)	—	—	—
Payments for acquisitions of additional equity interests	8	(a)	—	(10,927)	(27,064)	(3,710)
Payment for acquisition of Yantai Medgenn			—	(177,959)	—	—
Payment for acquisition of Boda	8	(a)	—	—	(101,735)	(13,947)
Payment for acquisition of Master Luck	8	(a)	—	—	(29,776)	(4,082)
Increase in short term investments			—	—	(470,000)	(64,431)
Decrease/(increase) in pledged bank deposits			15,000	(15,787)	19,877	2,725
Proceeds from repayments of loans and advances due from related parties	19		39,890	40,351	212	29
Proceeds from disposal of property, plant and equipment, and land use right to related parties	19		—	—	11,104	1,522
Loans and advances made to related parties	19		(4,388)	(5,417)	—	—

Net cash used in investing activities			(1,219)	(259,196)	(695,974)	(95,409)

Financing activities:
Proceeds from issuance of ordinary shares			—	—	1,301,808	178,462
Proceeds from exercise of share options			—	—	191	26
Payments for offering costs			—	(6,753)	(39,346)	(5,394)
Proceeds from short-term bank loans and other borrowings			210,500	291,000	—	—
Principal repayments of bank borrowings			(332,500)	(174,800)	(314,000)	(43,046)
Repayment of loans and advances due to related parties	19		(436,446)	(158,489)	—	—
Proceeds from loans and advances due to related parties			467,225	81,579	—	—
Proceeds from repayment of loans and advances due from related parties			—	49,338	—	—
Capital contribution from AAI in connection with Reorganization			—	210,236	—	—
Distribution to NGM in connection with Reorganization			—	(134,425)	—	—
Distribution to shareholders			(26,891)	(1,474)	—	—
Capital contribution from minority interests			380	—	—	—
Distribution by a subsidiary to its minority shareholder			—	—	(10,270)	(1,408)

Net cash (used in)/provided by financing activities			(117,732)	156,212	938,383	128,640

See accompany notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)

			Years ended December 31,
			2005	2006	2007	2007
			RMB	RMB	RMB	US$
Effect of exchange rate changes on cash and cash equivalents			—	—	(1,499)	(205)

Net (decrease)/increase in cash and cash equivalents			(12,612)	15,967	391,325	53,646

Cash and cash equivalents at beginning of year			102,672	90,060	106,027	14,535

Cash and cash equivalents at end of year			90,060	106,027	497,352	68,181

(a) Supplemental cash flow and non-cash information:
Cash and cash equivalents paid during the period for:
Income taxes			21,062	22,730	3,056	419
Interest, net of capitalized interest			14,625	12,303	6,418	880
Non-cash investing transactions:
Payable for acquisition of property, plant and equipment and land use right			16,722	68,276	39,791	5,455
Payable for acquisition of Yantai Medgenn			—	9,830	—	—
Payable for acquisition of Boda			—	—	8,323	1,141
Non-cash financing transactions:
Accrued offering costs			—	11,775	—	—

(b) Analysis of net cash outflow in respect of acquisitions is as follow:

i) Acquisition of an 80% equity interest of Yantai Medgenn in 2006

				RMB
Cash consideration paid				(186,769)
Cash and cash equivalents acquired				8,810

Net cash outflow in respect of acquisition of Yantai Medgenn				(177,959)

ii) Acquisition of Boda in 2007

Cash consideration paid				(114,738)
Cash and cash equivalents acquired	8	(a)		13,003

Net cash outflow in respect of acquisition of Boda				(101,735)

iii) Acquisition of Master Luck in 2007

Cash consideration paid				(32,927)
Cash and cash equivalents acquired	8	(a)		3,151

Net cash outflow in respect of acquisition of Master Luck				(29,776)

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
1	Principal activities, organization and basis of presentation

(a)	Principal activities

Simcere Pharmaceutical Group (the “Company”) and its subsidiaries, namely State Good Group Limited (“SGG”), Simcere Pharmaceutical Co., Ltd. (formerly Hainan Simcere Pharmaceutical Co., Ltd., “Hainan Simcere”), Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd. (“Nanjing Simcere”), Hainan Qitian Pharmaceutical Co., Ltd. (“Qitian Simcere”), Sichuan Zigong Yirong Industrial Co., Ltd., (“Sichuan Simcere”), Jiangsu Simcere Pharmaceutical Co., Ltd. (“Jiangsu Simcere”), Shanghai Simcere Pharmaceutical Co., Ltd. (“Shanghai Simcere”), Jiangsu Simcere Pharmaceutical R&D Co., Ltd. (“Simcere Research”), Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd. (formerly Yantai Medgenn Co., Ltd., “Yantai Medgenn”), Jilin Province Boda Pharmaceutical Co., Ltd. (“Boda”), Master Luck Corporation Ltd. (“Master Luck”), and Nanjing Tung Chit Pharmaceutical Co., Ltd. (“Tung Chit”), are principally engaged in the research, development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (the “PRC”). The Company and its subsidiaries are collectively referred to as the Group.

The following list contains the particulars of operating subsidiaries which principally affected the results, assets or liabilities of the Group:

		Percentage of ownership
		December 31,
Name of subsidiary	Principal activity	2006	2007
Hainan Simcere	Manufacturing of pharmaceutical products and sales to the sales entities of the Group (Jiangsu Simcere and Shanghai Simcere)	100%	100%

Nanjing Simcere	Manufacturing of pharmaceutical products and sales to the sales entities of the Group (Jiangsu Simcere and Shanghai Simcere)	100%	100%

Qitian Simcere	Manufacturing of pharmaceutical products and sales to the sales entities of the Group (Jiangsu Simcere and Shanghai Simcere)	100%	100%

Sichuan Simcere	The extraction of minerals used in the manufacturing of the Group’s pharmaceutical products	100%	100%

Jiangsu Simcere	Sales and distribution of pharmaceutical products to customers	100%	100%

Shanghai Simcere	Sales and distribution of pharmaceutical products to customers	100%	100%

Simcere Research	Research and development of pharmaceutical products	100%	100%

Yantai Medgenn	Manufacturing of pharmaceutical products and sales to the sales entities of the Group (Jiangsu Simcere and Shanghai Simcere) (note i)	80%	90%

Boda	Manufacturing of pharmaceutical products and direct sales to third parties (note ii)	—	51%

Tung Chit	Manufacturing of pharmaceutical products and direct sales to third parties (note iii)	—	85.71%

Notes:

(i)	The additional 10% of the equity interest of Yantai Medgenn was acquired on June 13, 2007. See note 8.

(ii)	Boda was acquired on October 18, 2007. See note 8.

(iii)	Tung Chit was acquired on November 21, 2007. See note 8.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
On April 20, 2007, the Company’s shares were listed on the New York Stock Exchange following the completion of the initial public offering (“IPO”) of 15,625,000 Amercian Depositary Shares (“ADSs”), representing 31,250,000 ordinary shares, at a price of US$14.5 per ADS. Each ADS presents two ordinary shares of the Company. The offering consisted of 12,500,000 ADSs, representing 25,000,000 ordinary shares, newly issued by the Company and 3,125,000 ADSs, representing 6,250,000 ordinary shares, sold by certain selling shareholders. The Company raised net proceeds of approximately US$168,563 (RMB23,108) from the offering.

On April 25, 2007, the underwriters exercised the option to purchase an aggregate of 2,343,700 additional ADSs, representing 4,687,400 ordinary shares, at an initial public offering price of US$14.5 less the underwriting discount from the selling shareholders.

(b)	Significant concentrations and risks

Revenue concentrations

The Group sells its products to pharmaceutical distributors in the PRC. Sales to distributors account for substantially all of the Group’s revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other pharmaceutical manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be costly, difficult and time-consuming. Any disruption of the Group’s distribution network, including its failure to renew existing distribution agreements with desired distributors, could negatively affect its ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. As of and for the years ended December 31, 2005, 2006 and 2007, no single customer contributed, on an individual basis, 10% or more of the Group’s total revenues or gross accounts receivable.

The Group derives a substantial portion of its revenue from the sales of four products, namely Bicun, Zailin, Endu, and Yingtaiqing, of which revenues were over RMB100,000 (US$13,709) individually for the year ended December 31, 2007. Aggregate sales of these products accounted for 65.7%, 70.6% and 78.5% of the Group’s product revenues for the years ended December 31, 2005, 2006 and 2007, respectively. As the Group expects the sales of these products to continue to comprise a substantial portion of revenues in the future, any factors adversely affecting the sales of any of these products will have a material adverse effect on the Group’s business, financial condition and results of operations.

Price control by PRC government authorities

Certain medical products sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceutical products whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such medicines are published by the national and provincial price administration authorities from time to time. Although the Group only sells its products through distributors, the controls over retail prices could have a corresponding effect on the wholesale prices. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject, in certain cases, to notification to the provincial pricing authorities. Certain of the Group’s products are subject to price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price control, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2005, 2006 and 2007, the percentages of the Group’s revenues

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
from products that were subject to government pricing controls were 78%, 77% and 73%, respectively.

Concentration of suppliers

For the years ended December 31, 2005, 2006 and 2007, the Group purchased 49.9%, 50.9% and 50.9%, respectively, of its total supply of raw materials from its five largest suppliers.

Cash and short term investment concentrations

As of December 31, 2006 and 2007, RMB101,844 and RMB931,167 (US$127,651), respectively, in cash and short term investments were held in uninsured accounts at major financial institutions located in the PRC, and cash and short term investments of RMB4,183 and RMB36,185 (US$4,961), respectively, were held in insured accounts at major financial institutions located in the Hong Kong Special Administrative Region (the “HK SAR”) and the coverage limit is HK$100 per depositor per financial institution. Further, as of December 31, 2006 and 2007, the Group’s cash balance included U.S. dollar denominated bank deposits of US$971 and US$22 (RMB158), respectively, in uninsured accounts at major institutions located in the PRC, and US$536 and US$4,692 (RMB34,227), respectively, in insured accounts at major financial institutions located in the HK SAR and the coverage limit is HK$100 per depositor per financial institution. Management believes that these major financial institutions are of high credit quality.

(c)	Organization

The Company was incorporated in the Cayman Islands and established in August 2006 under the Cayman Islands Companies Law as part of a series of corporate reorganization activities (the “Reorganization”) in the preparation of the Company’s IPO. In connection with the Reorganization, Assure Ahead Investments Limited (“AAI”) and New Good Management Company Limited (“NGM”), the two shareholders of State Good Group Limited (“SGG”), transferred their respective equity interests in SGG in exchange for the ordinary shares of the Company. Upon the issuance of the Company’s shares, the ownership interests in the Company held by AAI and NGM were identical to their respective ownership interests in SGG prior to the share exchange.

SGG was established in the British Virgin Islands in October 2005 in connection with the reorganization of Simcere Hainan Investments Group Ltd. (“Simcere Investment”) to facilitate the raising of capital from investors outside of the PRC. Simcere Investment, through its operating subsidiaries (“the Predecessor Operations”), was an integrated pharmaceutical company that developed, manufactured and marketed a range of branded generic and other pharmaceutical products in the PRC.

In March 2006, Simcere Investment transferred all of its equity interests in the Predecessor Operations to SGG through a newly formed holding company, NGM, in exchange for 34,500 ordinary shares of SGG and cash payable of US$16,800 (RMB134,425). Concurrently, AAI subscribed for 15,500 ordinary shares of SGG for cash of US$26,400 (RMB210,236).

Upon the completion of the IPO in April 2007, NGM and AAI held 51.75% and 23.25% equity interests in the Company, respectively.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
(d)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

As the Reorganization was completed for the sole purpose of establishing the legal structure of the Company to facilitate the IPO, and as the transfer of the equity interests in the Predecessor Operations was between entities under common control, the transfer of these entities have been accounted for and presented in the accompanying consolidated financial statements in a manner similar to pooling-of-interests.

Accordingly, the assets and liabilities of the Predecessor Operations transferred to SGG, and then subsequently to the Company, have been initially recognized at their historical carrying amounts and the accompanying consolidated financial statements as of and for the years ended December 31, 2005, 2006 and 2007 present the financial condition and the results of the Group as if the Predecessor Operations were transferred to the Company as of the beginning of the earliest date presented. The cash distribution of US$16,800 (RMB134,425) paid in connection with the Reorganization has been accounted for as an equity transaction in the consolidated statements of shareholders’ equity and comprehensive income.

2	Summary of significant accounting policies

(a)	Consolidation

The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation. For consolidated subsidiaries where the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as minority interests.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include recoverability of the carrying amount of property, plant and equipment, goodwill and intangible assets; the allocation of the purchase price for the Group’s acquisitions; allowance for doubtful receivables; valuation allowance for deferred tax assets; depreciation and amortizable lives; recoverability of inventories produced; and amounts recorded for contingencies. These estimates are often based on complex judgments, probabilities and assumptions that management believe to be reasonable but are inherently uncertain and unpredictable. Actual results may differ from those estimates. The Group is also subject to other risks and uncertainties that may cause actual results to differ from estimated amounts, such as competition, foreign exchange, litigation, legislation and regulations in the pharmaceutical industry.

(c)	Foreign currency translation

The reporting currency of the Group is Renminbi (“RMB”).

Through March 31, 2007, the Company’s and SGG’s functional currency was RMB. Effective from April 1, 2007, the Company and SGG changed their functional currency

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
to United States dollar (U.S. dollar) due to the significant changes in the Company’s and SGG’s economic facts and circumstances upon the completion of the Company’s listing on the New York Stock Exchange, which resulted in the Company’s financing and operating activities being predominately denominated in U.S. dollar. The corresponding adjustment attributable to current-rate translation of non-monetary assets as of the date of the change was immaterial and has been recorded as other comprehensive loss, a separate component within shareholders’ equity.

The functional currency of the Company’s PRC subsidiaries is the RMB. RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

Transactions of the Company through March 31, 2007 and of the Company’s PRC subsidiaries denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the PBOC prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies including U.S. dollar intercompany loans that are not long-term investment in nature are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of income.

Effective from April 1, 2007, assets and liabilities of the Company and SGG, whose functional currency is not the RMB, are translated into RMB at the exchange rates at the balance sheet dates. Income and expense items are translated at the average rates of exchange prevailing during the period from April 1, 2007 through December 31, 2007. The adjustment resulting from translating the financial statements of such entities is reflected as a component of accumulated other comprehensive income (loss) within shareholders’ equity.

For the U.S. dollar convenience translation amounts included in the accompanying financial statements, the RMB amounts were translated into U.S. dollars at the rate of US$1.00=RMB7.2946, representing the noon buying rate in The City of New York for cable transfers of RMB on December 31, 2007, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2007 or on any other date.

(d)	Cash and cash equivalents and pledged bank deposits

Cash and cash equivalents consist of cash on hand, cash in bank accounts, interest-bearing savings accounts, time deposits and short-term fixed income investments with original maturities of three months or less at the date of purchase. Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash and cash equivalents total in the consolidated statements of cash flows. The pledged bank deposits represent cash maintained at a bank as security for short-term bills payable issued by a subsidiary of the Company to third party suppliers or to another subsidiary of the Company. These pledged bank deposits are restricted as to withdrawal or use by the pledged subsidiary for as long as the related short-term bills payable of the subsidiary that is using the bills payable facility are outstanding. Upon maturity of the bills payable which generally ranges from three to six months, the cash is available for the use by the Group.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
(e)	Short-term investments

The Group invests in short-term fixed income investments offered by banks and financial institutions. These investments are classified as held-to-maturity and measured at amortized cost in the balance sheet because the Company has the intent and ability to hold these investments to maturity. All short-term investments are denominated in RMB, and have maturity terms ranging from six to twelve months and fixed interest rates ranging from 4.4% to 6.4% per annum as of December 31, 2007. Given the short duration of these investments, the carrying values of these short-term investments approximate at their fair values.

(f)	Accounts receivable and bills receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group maintains an allowance for doubtful accounts for estimated losses resulting from inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts, ageing data and historical write-off experience. Judgments are made with respect to the collectibility of accounts receivable based on historical experience, customer specific facts and current economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

To reduce the Group’s credit risk, the Group has required certain customers to pay for the sale of the Group’s products by bills receivable. Bills receivable primarily represents a short-term notes receivable issued by a financial institution that entitles the Group to receive the full face amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Historically, the Group has not experienced any collection losses on bills receivable and therefore no allowance for doubtful accounts has been provided.

(g)	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average cost method. Costs of work-in-progress and finished goods comprise direct materials, direct labor and related manufacturing overhead based on normal operating capacity.

(h)	Long-lived assets

Property, plant and equipment

Property, plant, and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets, using the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. The estimated useful lives of property, plant and equipment are as follows:

Building and leasehold improvements	20 - 50 years
Machinery and equipment	3 - 10 years
Motor vehicles	3 - 8 years
Furniture, fixtures and office equipment	3 - 5 years

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
No depreciation expense is provided in respect of construction-in-progress.

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the cost of inventory, and expensed to cost of revenues when the inventory is sold.

Total depreciation expense for the years ended December 31, 2005, 2006 and 2007 amounted to RMB14,543, RMB17,202 and RMB 27,770 (US$3,807), respectively.

Goodwill and other intangible assets

Goodwill represents the excess of the Company’s acquisition cost over the fair value of the net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually.

Intangible assets are amortized on a straight-line basis over the estimated useful lives of the respective assets. The Group’s intangible assets and their respective estimated useful lives are as follows:

Customer relationships	4 - 11 years
Developed technology	10 - 16 years
Product trademarks	6 - 10 years
Manufacturing and supply licenses	2 - 5 years
Impairment of long-lived assets

Long-lived assets including property, plant and equipment, and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated.

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. This determination is made at the reporting unit level and consists of two steps. The Group as a whole is considered the reporting unit for purposes of goodwill impairment testing. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. For the year ended December 31, 2007, the Group performed its annual impairment review of goodwill and concluded that there was no impairment.

(i)	Land use rights

A land use right in the PRC represents an exclusive right to occupy, use, develop, lease, transfer a piece of land during the contractual term of the land use right. Land use rights are usually paid in one lump sum at the date the right is granted. The prepayment usually covers the entire duration period of the land use right. The lump

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
sum advance payments are capitalized as land use right assets and then charged to expenses on a straight-line basis over the respective periods of the rights of 24-75 years.

(j)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it considered more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). Under this Interpretation, the Group determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based solely on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, it is presumed that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The tax positions are regularly reevaluated based on the results of the examination of income tax filings, statute of limitations expirations and changes in tax law that would either increase or decrease the technical merits of a position relative to the more likely than not recognition threshold. The Group’s policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense. As a result of the adoption of FIN 48, the Group evaluated its income tax position and reclassified RMB14,195 of unrecognized tax benefits from current liabilities to long-term liabilities as of January 1, 2007.

(k)	Revenues

Sales of pharmaceutical products represent the invoiced value of products sold, net of value added taxes (VAT). The Group recognizes revenue from the sale of products when the following criteria are met: 1) persuasive evidence of an arrangement exits (sales agreements and customer purchase orders are used to determine the existence of an arrangement); 2) delivery of the product has occurred and risks and benefits of ownership have been transferred, which is when the product is received by the customer at its or a designated location in accordance with the sales terms; 3) the sales price is fixed or determinable; and 4) collectibility is probable. The Group’s sales agreements do not provide the customer the right of return, unless the products are defective in which case the Group allows for an exchange of products or return. For the periods presented, defective product returns were immaterial.

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of products and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
Nanjing Simcere and Shanghai Simcere operate in special economic zones of the PRC and are eligible to receive an annual refund of a portion of the VAT paid to local tax authorities. The refund is included in other revenue in the consolidated statements of income, as it is akin to a government operating subsidy, and is recognized as revenue upon receipt since the refund amount is discretionary and the amount varies year to year based on the availability of government funds as determined by the provincial tax bureau of the Jiangsu Province and Shanghai Municipality.

(l)	Government grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching to them, and the grants are receivable. Grants that compensate research and development expenses are recorded as a reduction to the related research and development expenses. Grants that compensate the Group for the cost of property, plant and equipment are recorded as a reduction of the cost of the related asset and are recognized over the useful life of the asset by way of reduced depreciation expense.

For the years ended December 31, 2005, 2006 and 2007, RMB1,850, RMB2,183 and RMB10,000 (US$1,371), respectively, have been recognized as a reduction of research and development expenses.

(m)	Research and development

Research and development costs are expensed as incurred. These expenses include the costs of the Group’s internal research and development activities and the costs of research and development conducted by others on behalf of the Group, such as through third-party collaboration arrangements. Upfront and milestone payments made by the Group to third parties in connection with research and development collaboration arrangements prior to regulatory approval are expensed as research and development costs when the milestone results are achieved.

The costs of acquired technology know-how (drugs in a development stage) that are purchased from others for a particular research and development project either singly, or as part of a group of assets, or as part of a business combination, and that have no alternative future uses (in other research and development projects or otherwise), are expensed as research and development costs. Management has determined that for an acquired technology know-how to have an alternative future use, it should be (a) reasonably expected that the Group will use the technology in an alternative manner for an economic benefit and (b) the Group’s use of the technology is not contingent on further development subsequent to acquisition (that is, it can be used in an alternative manner at the acquisition date). None of the Group’s acquired technology know-how during the periods presented was determined to have an alternative future use at the acquisition date since technological feasibility was not established and regulatory approval from the State Food and Drug Administration of China (“SFDA”) was not obtained. Further subsequent development, including additional clinical testing, was required to obtain the necessary regulatory approval before the products could be launched onto the market for sale.

(n)	Advertising costs

Advertising costs are expensed as incurred and included in sales, marketing and distribution expenses. Advertising costs for the years ended December 31, 2005, 2006 and 2007 amounted to RMB16,562, RMB78,701 and RMB31,016 (US$4,252), respectively.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
(o)	Shipping and handling fees and costs

Costs incurred by the Group for shipping and handling, including costs paid to third-party transportation companies, to transport and deliver products to customers, are included in sales, marketing and distribution expenses. Shipping and handling fees and costs for the years ended December 31, 2005, 2006 and 2007 amounted to RMB14,155, RMB13,819 and RMB11,912 (US$ 1,633), respectively.

(p)	Retirement and other postretirement benefits

Contributions to defined contribution retirement plans are charged to the consolidated statements of income as and when the related employee service is provided. The Group does not have any defined benefit retirement plans.

(q)	Share-based payment

The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-based Payment (“SFAS No. 123R”) beginning January 1, 2006. Under SFAS No. 123R, the Company is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost as expense in the Company’s consolidated statements of income over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

For the year ended December 31, 2005, the Company did not entered into any share-based payment arrangements.

(r)	Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability, and tax matters. In accordance with SFAS No. 5, Accounting for Contingencies, the Group records accruals for such loss contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Historically, the Group has experienced no product liability claims.

(s)	Earnings per share

In accordance with SFAS No.128, Computation of Earnings per Share (“SFAS No. 128”), basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of ordinary shares and dilute ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding share options calculated using the treasury stock method. Ordinary equivalent shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive. As a result of the Reorganization as described in note 1(c), for purposes of calculating basic earnings per share for the years ended December 31, 2005 and 2006, the weighted average number of shares used in the calculation reflects the 69,000,000 ordinary shares issued to NGM and 31,000,000 ordinary shares issued to AAI in September 2006 as if these shares were issued as of January 1, 2005 and March 28, 2006, respectively.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
(t)	Segment reporting

The Group has no operating segments, as that term is defined by SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.

(u)	Recently issued accounting standards

FASB Statement No. 157 (“SFAS No. 157”)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, provides a framework for measuring fair value, and expands the disclosure required for fair value measurement. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is effective for the Group on January 1, 2008. However, FASB Staff Position FAS No. 157-2 delayed the adoption date until January 1, 2009 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Although management will continue to evaluate the application of SFAS No. 157, management does not expect the initial adoption of SFAS No. 157 to have a material impact on the Group’s financial position and results of operations.

FASB Statement No. 159 (“SFAS No.159”)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an Amendment of SFAS No. 115, which allows an entity to choose to measure certain financial assets and liabilities at fair value. Subsequent measurements for the financial assets and liabilities an entity elects to measure at fair value will be recognized in earnings. SFAS No. 159 also establishes additional disclosure requirements. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after 15 November 2007. On January 1, 2008, management elected not to adopt this optional standard.

FASB Statement No. 141R (“SFAS No. 141R”)

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combination, which replaces FASB Statement No. 141. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS No. 141R also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 31, 2008. SFAS No. 141R is required to be adopted by the Group on January 1, 2009. SFAS No. 141R will have an impact on accounting for business combinations but the effect is dependent upon acquisitions at that time.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
FASB Statement No. 160 (“SFAS No. 160”)

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51. SFAS No. 160 requires that accounting and reporting for minority interests will be characterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. Moreover, SFAS No. 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation by requiring those transactions to be accounted for as equity transactions. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. SFAS No. 160 will be required to be adopted by the Group on January 1, 2009. Management currently does not expect the initial adoption of SFAS No. 160 to have a material impact on the consolidated financial position and results of operations.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
3	Accounts and bills receivables, net of allowance for doubtful accounts

Accounts and bills receivables, net of allowance for doubtful accounts, are summarized as follows:

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Accounts receivable	68,557	175,495	24,058
Less: allowance for doubtful accounts	(6,834)	(7,709)	(1,057)

Accounts receivable, net	61,723	167,786	23,001
Bill receivable, net	101,058	320,588	43,949

	162,781	488,374	66,950

The movements of allowance for doubtful accounts are as follows:

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Balance at the beginning of the year	7,658	5,556	6,834	937
Additions charged to bad debt expense	426	1,433	1,203	165
Additions related to acquisitions of subsidiaries	—	—	1,074	147
Write-off of accounts receivable charged against the allowance	(2,528)	(155)	(1,402)	(192)

Balance at the end of the year	5,556	6,834	7,709	1,057

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 30 to 90 days from the date of billing. The Group does not normally require collateral or other security to support credit sales.

4	Inventories

Inventories by major categories are summarized as follows:

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Raw materials	11,407	15,548	2,131
Consumables and packaging materials	5,639	10,445	1,432
Work-in-progress	3,589	4,337	595
Finished goods	18,848	34,911	4,786

	39,483	65,241	8,944

Inventory write-downs amounting to RMB1,407, RMB2,143 and RMB3,213 (US$440) were recognized in cost of materials and production in the statements of income during the years ended December 31, 2005, 2006 and 2007, respectively.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
5	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Current portion of land use rights (note 7)	1,630	2,473	339
Prepaid expenses and advances to employees (note (a))	2,097	7,019	961
Prepaid VAT (note (b))	40,865	—	—
Prepaid research and development costs	—	2,003	275
Interest receivable	—	3,480	477
Deferred offering cost (note (c))	18,528	—	—
Short-term loan receivable (note (d))	8,800	—	—
Security and other deposits	7,272	2,736	376
Deposit for the acquisition of Master Luck (note (e))	—	2,000	274
Prepaid legal and professional fees	—	2,238	307
Others	—	4,088	560

	79,192	26,037	3,569

Notes:

(a)	The amounts represented primarily advances to marketing agencies, prepaid expenses for marketing and promotion activities.

(b)	The amount represented value added tax that was prepaid to a local tax authority to be used to offset VAT payments to be made within 12 months from the balance sheet date.

(c)	The amount represented third-party legal and professional fees incurred in connection with the IPO. Such costs were incremental to the Company as a result of the IPO and have been charged against the gross proceeds on April 20, 2007, being the date on which the IPO was consummated.

(d)	The amount represented short-term loan to a third-party which was non-interest bearing and unsecured. The loan was fully repaid in 2007.

(e)	The amount represented a deposit placed with the selling shareholders in relation to the acquisition of Master Luck (note 8). The amount was refunded in March 2008.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
6	Property, plant and equipment

Property, plant and equipment consist of the following:

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Buildings and leasehold improvements	134,154	253,354	34,732
Machinery and equipment	78,193	110,987	15,215
Motor vehicles	21,720	29,184	4,001
Furniture, fixtures and office equipment	12,186	26,828	3,678
Construction-in-progress	111,884	79,541	10,904

	358,137	499,894	68,530
Less: accumulated depreciation and amortization	(91,083)	(125,836)	(17,251)

	267,054	374,058	51,279

The Group capitalizes interest cost as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the years ended December 31, 2005, 2006 and 2007:

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Interest cost capitalized	—	1,550	763	105
Interest cost charged to income	14,999	10,705	6,346	870

Total interest cost incurred	14,999	12,255	7,109	975

All of the Group’s buildings are located in the PRC. As of December 31, 2006, property, plant and equipment with carrying value of RMB55,041 were pledged to banks as collateral for short-term bank loans of RMB81,000 (note 9). No property, plant and equipment were pledged to banks as of December 31, 2007.

7	Land use rights

The balance consists of the following items:

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Deposits for land use rights	4,000	—	—
Land use rights:
- non-current portion	78,522	116,386	15,955

	82,522	116,386	15,955

- current portion (note 5)	1,630	2,473	339

Total land use rights	80,152	118,859	16,294

Land lease expense (representing the recognition of the expense on a straight-line basis over the terms of the land use right agreements) for the years ended December 31, 2005, 2006 and 2007, were RMB1,143, RMB1,458 and RMB1,956 (US$268), respectively. As of December 31, 2006, land use rights with carrying value of RMB 24,301 were pledged to banks as collateral for short-term bank loans of RMB81,000 (note 9). No land use right was pledged to banks as of December 31, 2007.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
8	Acquisitions, goodwill and intangible assets

(a)	Acquisitions

Acquisition of an additional 10% equity interest in Yantai Medgenn

On June 13, 2007, upon receiving relevant regulatory approval, the Group completed its acquisition of an additional 10% equity interest in Yantai Medgenn for RMB27,064. The Group accounted for this transaction as a step acquisition using the purchase method of accounting.

The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed at the date of acquisition:

Amount
RMB
Cash and cash equivalents	590
Other current assets	2,011
Property, plant and equipment	1,830
Developed technology	17,358
Manufacturing license	104
Customer relationship	1,254
Other non-current assets, primarily land use right	1,569
Goodwill	10,576

Total assets acquired	35,292

Current liabilities	(4,527)
Deferred tax liabilities	(3,701)

Net assets acquired	27,064

The estimated useful economic lives of the identifiable intangible assets acquired in the acquisition of the additional 10% interest in Yantai Medgenn are 5.6 years for customer relationship, 15 years for the developed technology, and 3.8 years for manufacturing license. The intangible assets acquired have a weighted-average useful life of 14.3 years from the date of acquisition. Goodwill and the amortization of these intangible assets are not deductible for tax purposes.

Acquisition of a 51% equity interest of Boda

On October 18, 2007, the Group completed its acquisition of 51% of the outstanding equity interest in Boda, a PRC company based in Jilin that manufactures and sells pharmaceutical products in the PRC, for RMB123,061. Boda is the manufacturer of injectable stroke management medication, Yidasheng, the edaravone injection. Yidasheng is the only other edaravone injection currently available in the PRC other than Bicun, the Group’s product. The acquisition of Boda helps the Group capture the majority share of the edaravone injection market in the PRC and will create synergies with Bicun and the Group’s other existing products. As of December 31, 2007, RMB114,738 (US$15,729) has been paid and RMB8,323 (US$1,141) will be paid in 2008. The acquisition of Boda was accounted for as a business combination and the purchase price was allocated to the assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The financial results of Boda have been consolidated and included in the Company’s consolidated financial statements from October 1, 2007 onwards.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
The acquisition of the 51% equity interest in Boda resulted in the recognition of goodwill of RMB46,105 (US$6,320) and intangible assets of RMB76,031 (US$10,423). Goodwill and the amortization of these intangible assets are not deductible for tax purposes. The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed at the date of acquisition:

Amount
RMB
Cash and cash equivalents	6,632
Other current assets	17,937
Property, plant and equipment	27,349
Developed technology	59,981
Manufacturing license	719
Customer relationship	15,331
Other non-current assets, primarily land use right	7,711
Goodwill	46,105

Total assets acquired	181,765

Current liabilities	(37,540)
Deferred tax liabilities	(21,164)

Net assets acquired	123,061

The estimated useful economic lives of the identifiable intangible assets acquired in the acquisition of Boda are 5 years for customer relationship, 12 years for developed technology, and 2.7 years for manufacturing license. The intangible assets acquired have a weighted-average useful life of 10.5 years from the date of acquisition.

Unaudited proforma financial information

The following unaudited pro forma financial information represents the results of operations of the Group as if the acquisition of Boda had occurred as of the beginning of each year. The unaudited pro forma financial information is not necessarily indicative of what the Company’s consolidated results of operations actually would have been had it completed the acquisition at the beginning of each year. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations of the combined entity.

	Years ended December 31,
	2006	2007	2007
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Product revenues	983,910	1,414,439	193,902
Income from operations	179,014	272,833	37,402
Net income	163,695	299,054	40,997
Earnings per share
Basic	1.77	2.54	0.35
Diluted	1.77	2.46	0.34
Acquisition of a 100% equity interest in Master Luck

On November 21, 2007, the Group acquired 100% of the outstanding ordinary shares of Master Luck, an investment holding company which owns 85.71% of the outstanding equity interest in Tung Chit, a PRC company based in Nanjing that manufactures and sells pharmaceutical products in the PRC, for cash consideration of RMB32,927. Tung Chit is the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
marketed under the brand name Jiebaishu. This acquisition further complements the Group’s current portfolio of products and will create synergies with the Group’s existing antineoplastic pharmaceuticals. The acquisition of Master Luck was accounted for by the Group under the purchase method.
The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed:

Amount
RMB
Cash and cash equivalents	2,701
Other current assets	4,122
Property, plant and equipment	14,119
Developed technology	5,691
Manufacturing license	1,363
Customer relationship	1,089
Other non-current assets, primarily land use right	10,369
Goodwill	8,230

Total assets acquired	47,684

Current liabilities	(12,798)
Deferred tax liabilities	(1,959)

Net assets acquired	32,927

The estimated useful economic lives of the identifiable intangible assets acquired in the acquisition of Tung Chit are 4 years for customer relationship, 10 years for developed technology, and 2 years for manufacturing license. Goodwill and the amortization of these intangibles assets are not deductible for tax purposes.

(b)	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2007 are as follows:

	Years ended December 31,
	2006	2007	2007
	RMB	RMB	US$
Balance at the beginning of the year	13,814	100,634	13,796
Acquisition of Yantai Medgenn	86,453	10,576	1,450
Minority interest share in the post acquisition income of Yantai Medgenn	(1,190)	(4,049)	(555)
Acquisition of Simcere Research	878	—	—
Acquisition of Jiangsu Simcere	679	—	—
Acquisition of Boda	—	46,105	6,320
Acquisition of Tung Chit	—	8,230	1,128

Balance at the end of year	100,634	161,496	22,139

In July 2006, the Group acquired 10%, 15.96%, 5%, 20% and 22.23% of the equity interest in Shanghai Simsere, Sichuan Simcere, Qitian Simcere, Simcere Research and Jiangsu Simcere, respectively, for a total consideration of RMB10,927 payable in cash. As a results of these transactions, goodwill of RMB1,557 was recorded. The remaining balance of goodwill as of December 31, 2006 of RMB99,077 related to the Group’s acquisition of Nanjing Simcere in 2003 and 80% of the equity interest in Yantai Medgenn in September 2006. The increase in goodwill in 2007 related to the Company’s acquisitions of 10% of Yantai Medgenn, the acquisition of 51% of Boda

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
and of 85.71% of Tung Chit. Goodwill arising from these acquisitions was allocated to the reporting unit for the purpose of testing goodwill for impairment.
(c)	Intangible assets
As of December 31, 2006 and 2007, the Group’s intangible assets related to the Group’s acquisitions consisted of the following:

	December 31, 2006
		Gross		Net
	Amortization	Carrying	Accumulated	carrying
	Period	Amount	amortization	amount
	Years	RMB	RMB	RMB
Customer relationships	10-11	19,745	(4,695)	15,050
Developed technology	10-16	149,004	(4,652)	144,352
Product trademarks	6-10	4,303	(1,136)	3,167
Manufacturing and supply licenses	2-5	1,395	(816)	579

Total		174,447	(11,299)	163,148

	December 31, 2007
		Gross		Net
	Amortization	Carrying	Accumulated	carrying
	Period	Amount	amortization	amount
	Years	RMB	RMB	RMB
Customer relationships	4-11	37,418	(7,476)	29,942
Developed technology	10-16	232,302	(16,202)	216,100
Product trademarks	6-10	4,303	(1,606)	2,697
Manufacturing and supply licenses	2-5	3,581	(1,099)	2,482

Total		277,604	(26,383)	251,221

Total — US$		38,056	(3,617)	34,439

The aggregate amortization expenses for intangible assets for the years ended December 31, 2005, 2006 and 2007, were RMB2,289, RMB4,812 and RMB15,084 (US$2,068), respectively. Amortization expense of customer relationships is recorded in sales, marketing and distribution expense and amortization expense for developed technology, product trademarks and manufacturing and supply licenses is recorded in cost of materials and production. As of December 31, 2007, the estimated amortization expense for the next five years is as follows:

December 31, 2007
RMB
1st year	23,612
2nd year	23,546
3rd year	22,775
4th year	22,391
5th year	20,973

113,297

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
9	Short-term bank loans and other borrowings

As of December 31, 2006, short-term bank loans are denominated in RMB, and have maturity terms ranging from three to twelve months and fixed interest rates ranging from 4.88% to 6.44% per annum. None of the short-term loans contain any financial covenants. As of December 31, 2007, all short-term bank loans were repaid. The weighted average effective interest rate on short-term loans during the years ended December 31, 2005, 2006 and 2007, were 5.28%, 5.62% and 5.97% per annum respectively.

As of December 31, 2007, the Group had unutilized banking facilities of RMB390,000 with various banks available to be drawn upon. As of December 31, 2006, the Group had no unutilized credit facilities for which it can draw upon. As of December 31, 2006 and 2007, short-term bank loans and borrowings are as follows:

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Unsecured	79,000	29,000	3,976
Secured by assets	81,000	—	—
Amount guaranteed by related parties	160,000	—	—
Amount guaranteed by third parties	13,000	—	—

	333,000	29,000	3,976

The RMB29,000 balance as of December 31, 2007 includes a RMB19,000 short-term, unsecured and interest-free loan from a local district government in Shandong, PRC, which the Group obtained for working capital needs, and a RMB10,000 short-term loan from a third party, that was non-interest bearing and unsecured. The RMB10,000 loan was fully paid in 2008.

10	Long-term loan

As of December 31, 2007, the Group has a floating interest rate long-term loan obligation of RMB52,000 (US$7,129) which is repayable over a 11-year period from 2010 to 2020. Interest is payable on a quarterly basis. The loan was obtained from a local district government in Jilin, PRC, to finance the construction of a new production plant in a city in Jilin Province. The weighted-average effective interest rate of the long-term loan during the year ended December 31, 2007 was 7.03% per annum. The loan agreement does not require the Group to comply with any financial covenants.

Principal repayments required on the long-term loan outstanding as of December 31, 2007, are nil in 2008, nil in 2009, RMB5,000 in 2010, RMB4,700 in 2011, RMB4,700 in 2012 and RMB37,600 thereafter.

11	Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment or dividend paid by the Company, no withholding tax is imposed.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
People’s Republic of China
The Company’s subsidiaries incorporated in the PRC, are governed by the income tax law of the PRC.
The Company’s major PRC subsidiaries are subject to the following tax rate:
•	Jiangsu Simcere, Simcere Research and Boda are subject to a tax rate of 33% from 2005 to 2007.

•	Hainan Simcere is subject to 15% in 2005 and under a tax holiday in 2006 and 2007.

•	Shanghai Simcere is subject to a tax rate of 33% in 2005 and 2006, and a tax rate of 15% in 2007.

•	Yantai Medgenn is subject to a tax rate of 15% in 2005 and 2006 and is under a tax holiday in 2007.

•	Nanjing Simcere is subject to a tax rate of 33% in 2005 and is under a tax exemption period in 2006 and 2007.

•	Tung Chit is subject to a tax rate of 27% in 2005 and is under a tax holiday in 2006 and 2007.
On March 16, 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the PRC (“new tax law”), which takes effect on January 1, 2008. In addition, the PRC State Council issued the Implementation Rules to the Corporate Income Tax Law of the PRC (the “Implementation Rules”) on December 6, 2007. According to the new tax law, the corporate income tax rate applicable to all of the Company’s subsidiaries in the PRC will be revised to 25%. However, certain subsidiaries which currently enjoy the reduced tax rate of 15% for locating in a Special Economic Zone or Economic and Technology Development Area under the old tax law are subject to the transition tax rates during which the income tax rate will gradually increase to the unified rate of 25% from January 1, 2008. The transitional tax rate is 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards respectively. Under the new tax law, entities currently enjoyed the two-year exemption followed by a three-year 50% tax reduction shall continue to be entitled to the tax holiday. However, the new tax law requires the tax exemption period to begin on January 1, 2008 even if the entities are not yet turning a profit.
Under the new tax law and a tax notice Guofa (2007) No.39 (Notice 39) issued by the PRC State Council on December 26, 2007, entities that qualify as advanced and new technology enterprise are allowed to be taxed at a reduced tax rate of 15%. However, there is no grandfathering rule on tax rates for enterprises previously qualified as high-technology enterprise. On the other hand, Article 93 of the Implementation Rules provides new conditions for companies to qualify as advanced and new technology enterprise. As such, an enterprise which previously qualified as a high-technology enterprise, such as Simcere Research, would not automatically qualify as an advanced and new technology enterprise under the new tax law. One of the conditions for qualification is that an enterprise is operating in one of the industries designated by the PRC State Council. Although, the definition of the industries was promulgated on April 14, 2008, none of the Company’s subsidiaries have applied the reduced tax rate of 15% in determining their deferred taxes as of December 31, 2007.
In addition, entities established outside of the PRC whose “de facto management bodies” are located in China are considered “qualified resident enterprises” and will generally be subject to the statutory corporate income tax rate of 25% for their global income from January 1, 2008 onwards. Under the Implementation Rules, “de facto

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
management body” is defined as the body that has material and overall management and control over the business, personnel, accounts and properties of a company. Currently, all of the Company’s management is located in the PRC and accordingly the Company may be considered “qualified resident enterprises” and may therefore be subject to the statutory corporate income tax of 25% of its global income. Given the definition of “qualified resident enterprises” is unclear, no income tax liability has been considered or recognized for the Company for the years presented.
The new EIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1, 2008. Under the new EIT Law the distribution of earnings generated prior to January 1, 2008 are exempt from the withholding tax, therefore, the Company has not recognized a deferred tax liability for the undistributed earnings through December 31, 2007. As of December 31, 2007, the Group had undistributed earnings from the PRC subsidiaries of approximately RMB924,933 (USD216,797). The Group intends to indefinitely reinvest these and future earnings in the foreseeable future.
The components of earnings (losses) before income taxes and minority interest are as follows:

	December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cayman Islands	—	(3,454)	(409)	(56)
British Virgin Islands	—	22,819	(7,795)	(1,069)
PRC	136,020	157,508	335,277	45,963

Total earnings before income taxes and minority interest	136,020	176,873	327,073	44,838

(a) Income taxes
Income tax expense (benefit) consists of the following:

	December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Current	33,950	9,076	2,518	345
Deferred	(1,436)	(2,124)	11,009	1,509

Income tax expense	32,514	6,952	13,527	1,854

(b) Tax contingencies
The following table summarizes the movement of unrecognized tax benefits:

RMB
Balance at January 1, 2007	14,195
Increase in unrecognized tax benefits	5,733

Balance at December 31, 2007	19,928

All of these unrecognized tax benefits, if recognized, would affect the Group’s effective income tax rate. As a result of the adoption of FIN 48, the Group reclassified

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
RMB14,195 of unrecognized tax benefits from current liabilities to long-term liabilities as of January 1, 2007. The increase in unrecognized tax benefits during the fiscal year ended December 31, 2007 represented tax positions taken during the current year. No interest or penalties have been accrued at the date of initial adoption of FIN 48 and as of December 31, 2007. Management does not expect that the total amount of unrecognized tax benefits as of December 31, 2007 will significantly change over the next twelve months. Management does not expect a significant payment within the next twelve months, and is not able to provide a reasonably reliable estimate of the timing of any future tax payments, relating to uncertain tax positions.
According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitation in the case of tax evasion. Accordingly, the PRC tax returns for the Company’s PRC subsidiaries are open to examination by the PRC state and local authority for the tax years beginning in 2005.
(c) Reconciliation of expected income tax to actual income tax expense
The actual income tax expense reported in the consolidated statements of income differs from the amounts computed by applying the PRC statutory income tax rate of 33% to earnings before income taxes and minority interests as a result of the following:

			Years ended December 31,
	Note		2005	2006	2007	2007
			RMB	RMB	RMB	US$
PRC statutory tax rate			33%	33%	33%	33%

Computed “expected” tax expense			44,883	58,367	107,935	14,796

Non-deductible expenses
Salaries and benefits exceeding allowable limit			1,099	7,228	958	131
Advertising and promotion expense exceeding allowable limit			1,956	11,322	2,862	392
Research and development expense exceeding allowable limit			—	—	2,871	394
Others			459	1,207	1,026	141
Non-taxable income			—	(62)	(3,859)	(529)
Tax rate differential	(a	)	(12,365)	(37,506)	(68,075)	(9,333)
Effect of tax holiday	(b	)	—	(38,775)	(63,539)	(8,710)
Change in valuation allowance			3,895	4,161	15,619	2,142
Tax rebate	(c	)	(7,413)	(769)	(4,888)	(670)
Effect of change in tax law			—	1,779	22,617	3,100

Actual income tax expense			32,514	6,952	13,527	1,854

     Notes:

(a)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share date)
subsidiaries of the Company which are taxed at a preferential rate of 15% as discussed above.

(b)	The effect of tax holiday increased the Group’s net income by nil, RMB38,775 and RMB62,916 (US$8,625) for the years ended December 31, 2005, 2006 and 2007, respectively. Consequently, the effect of the tax holiday also increased the Group’s basic and diluted earnings per share for such periods as follows:

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Increase in earnings per share:
Basic	—	0.42	0.54	0.07

Diluted	—	0.42	0.52	0.07

(c)	Amounts represent income tax rebate received by Nanjing Simcere for operating in Jiangsu Nanjing Pukou Economic Development Zone, an area in Nanjing, PRC. The tax rebate is reported as a reduction to income tax expense in the consolidated statements of income and is recognized upon receipt since the tax rebate amount is discretionary and the amount varies year to year based on the availability of government funds as determined by the provincial tax bureau of Jiangsu Province.
(d) Deferred taxes
The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax asset and liabilities are as follows:

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Deferred tax assets

Property, plant and equipment	3,328	3,131	429
Accounts receivable	2,255	2,639	362
Inventories	384	680	93
Intangible assets	2,298	3,414	468
Tax loss carryforwards	10,544	26,272	3,602
Others	86	—	—

Total gross deferred tax assets	18,895	36,136	4,954
Valuation allowance	(10,466)	(26,085)	(3,576)

Net deferred tax assets	8,429	10,051	1,378

Deferred tax liabilities

Research and development and intangible assets	(23,316)	(61,491)	(8,430)
Property, plant and equipment	(318)	(199)	(27)

	(23,634)	(61,690)	(8,457)

Net deferred tax liabilities	(15,205)	(51,639)	(7,079)

The increase in the valuation allowance during the years ended December 31, 2005, 2006 and 2007 was RMB3,895, RMB4,161and RMB15,619 (US$2,141), respectively. The realization of the future tax benefits of a deferred tax asset is dependent on future

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
taxable income against which such tax benefits can be applied and the consideration of the scheduled reversal of deferred tax liabilities, projected future taxable income, and any available tax planning strategies. Tax loss carryforwards of the Group amounted to RMB105,089 as of December 31, 2007 of which RMB2,324, RMB4,253, RMB19,883 and RMB78,629 expire if unused on December 31, 2009, 2010, 2011 and 2012, respectively. The valuation allowance as of December 31, 2007 primarily relates to deferred tax assets of Jiangsu Simcere and Simcere Research primarily while the valuation allowance as of December 31, 2006 primarily relates to deferred tax assets of Shanghai Simcere and Simcere Research.

Simcere Research has been loss making since its inception and is not expected to be able to generate sufficient income in the foreseeable future to utilize its deferred tax assets. As of December 31, 2006 and 2007, Simcere Research had tax loss carryforwards of RMB19,105 and RMB44,651, and a full valuation allowance was provided for its net deferred tax assets of RMB8,344 and RMB11,146, respectively.

Jiangsu Simcere incurred taxable loss for the first time in the fiscal year 2007. In assessing the realizability of its deferred tax assets, management considered whether it is more likely than not that some portion or all of Jiangsu Simcere’s deferred tax assets will not be realized. Based on the available evidence including the projected financial performance of Jiangsu Simcere in the future periods, the market environment in which it operates, and the length of relevant carryover periods, management concluded that it is more likely than not that all tax loss carryforwards of Jiangsu Simcere will expire unused. Jiangsu Simcere did not have any tax loss carryforwards at December 31, 2006 and no valuation allowance was required to be recorded. As of December 31, 2007, Jiangsu Simcere had tax loss carryforwards of nil and RMB59,095, and a full valuation was provided for its net deferred tax assets of RMB13,020.

Shanghai Simcere was not profitable until 2007 when it received the sales and distribution rights of Endu which positively changed the performance outlook of Shanghai Simcere. As of December 31, 2006, Shanghai Simcere had tax loss carryforwards of RMB4,555 and a full valuation allowance was provided for its net deferred tax assets of RMB1,812. Shanghai Simcere used up its tax loss carryforwards in 2007 and no valuation allowance was required to be set up at December 31, 2007.

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Group will realize the benefits of the remaining deductible differences recognized at December 31, 2006 and 2007. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Tax loss carryforwards of the Group amounted to RMB105,089 as of December 31, 2007 of which RMB2,324, RMB4,253, RMB19,883 and RMB78,629 expire if unused on December 31, 2009, 2010, 2011 and 2012, respectively.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
12	Other payables and accrued liabilities
Other payables and accrued liabilities consist of the following:

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Accrued traveling and conference expenses	20,415	85,452	11,714
Government grants (note (a))	12,300	3,777	518
Payable for acquisitions (note (b))	9,830	18,153	2,489
Payable for acquisition of property, plant and equipment and land use right	9,184	6,515	893
Accrued construction costs for property, plant and equipment	59,092	33,276	4,562
Receipts in advance (note (c))	5,816	10,685	1,465
Security deposits from employees and agents (note (d))	16,665	16,067	2,203
VAT payable	7,815	31,062	4,258
Accrued IPO costs	11,775	—	—
Accrued research and development expenses	—	11,839	1,623
Accrued legal and professional fees	—	5,437	745
Other accrued liabilities (note (e))	16,982	33,514	4,594

	169,874	255,777	35,064

Notes:

(a)	The amounts represent the deferred portion of the conditional and refundable government grants received but not recognized since the conditions are subject to future events.

(b)	The amounts as of December 31, 2007 represent the unpaid consideration payable for the acquisition of 80% of the equity interest in Yantai Medgenn in 2006 and the acquisition of 51% of the equity interest in Boda in 2007 (note 8). The outstanding balance related to the acquisition of 80% of Yantai Medgenn will be paid upon completion of the trial period of certain quality control procedures in relation to Endu, which are procedural in nature. The outstanding balance related to the acquisition of Boda will be settled in 2008.

(c)	The amounts represent cash received in advance from customers in connection with the sales of products.

(d)	The amounts represent refundable cash security deposits received from certain employees and from third party marketing agents.

(e)	Other accrued liabilities relate to accruals for purchase of technology know-how, selling expenses, utilities expenses and other miscellaneous expenses.
13	Statutory reserves

Under PRC rules and regulations, the Company’s operating subsidiaries are required to provide for certain statutory reserves. Details of the statutory reserves are set out as follows:

Statutory surplus reserve

According to the respective Articles of Association, the Company’s operating subsidiaries are required to transfer 10% of the net profit, as determined in accordance with PRC GAAP, to a statutory surplus reserve until the reserve balance reaches 50% of

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
the registered capital of the respective companies. The transfer to this reserve must be made before distribution of dividends to shareholders can be made.

The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issue is not less than 25% of the registered capital.

Statutory public welfare fund

Through December 2005, the Company’s operating subsidiaries were required to transfer 5% to 10% of the net profit, as determined in accordance with PRC GAAP, to a statutory public welfare fund. This fund can only be utilized on capital items for the collective benefit of the employees such as the construction of dormitories, canteen and other staff welfare facilities. This fund is non-distributable other than on liquidation. The transfer to this fund must be made before distribution of dividends to shareholders can be made.

Effective from January 1, 2006, following the change of the Company Law of the PRC, the Company’s operating subsidiaries are no longer required to contribute to the statutory public welfare fund and the balance of the fund carried over from 2005 has been transferred to the statutory surplus reserve.

For the years ended December 31, 2005, 2006 and 2007, the Company’s subsidiaries made appropriation to these statutory reserve funds of RMB4,913, RMB4,617 and RMB45,450 (US$6,231), respectively. The accumulated balance of the statutory reserve funds maintained at the Company’s operating subsidiaries as of December 31, 2006 and 2007 were RMB49,867 and RMB95,317 (US$13,067), respectively.
14	Pension and other postretirement benefits
Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. Contributions of RMB2,012, RMB2,704 and RMB5,149 (US$706) for the years ended December 31, 2005, 2006 and 2007, respectively, were charged to expense. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
15	Commitments and contingencies

(a)	Operating lease commitments
The Group leases certain laboratories, offices and warehouses under various operating lease arrangements. The rental expense under the operating leases was approximately RMB657, RMB819 and RMB1,812 (US$248) for the years ended December 31, 2005, 2006 and 2007, respectively. In the normal course of business, leases that expire are renewed or replaced by leases on other properties. As of December 31, 2007, the Group was obligated under non-cancellable operating leases requiring future minimum rental payment as follows:

December 31,
2007
RMB
2008	1,608
2009	1,442
2010	243
2011	3
2012	3
Thereafter	40

3,339

(b)	Capital and purchase commitments
As of December 31, 2007, the Group’s capital commitments for the purchase of land use rights, machinery and equipment amounted to RMB16,057 (US$2,201).
As of December 31, 2007, the Group had commitments of approximately RMB77,920 (US$10,682) to purchase certain pharmaceutical products from third party suppliers over the next two years:

December 31,
2007
RMB
2008	62,170
2009	15,750

77,920

(c)	Guarantees
During 2006, the Group provided guarantees for bank loans drawn by third party customers and suppliers to enhance business relationships and goodwill. The maximum potential amounts of future payments that the Group may be required to make under these guarantees are approximately RMB38,000 as of December 31, 2006. As of December 31, 2007, all outstanding guarantees have been released.
Bank loan guarantees provided to third party customers/suppliers are a standard customary practice in the PRC and were not issued with any transactions between the customers/suppliers and the Group. Pursuant to the requirements of FASB Intepretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, the Company has recognized in its consolidated balance sheet a liability for these guarantees of RMB760

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
as of December 31, 2006. Since the guarantees were issued to an unrelated party for no consideration on a standalone basis (i.e. not in conjunction with any other transaction or ownership relationship), a corresponding expense has been recognized and included in general and administrative expenses. As of December 31, 2007, the liability has been released with a corresponding reduction in general and administrative expense upon settlement of the guarantee, which was when the Group was released from the risk under the guarantee.
As of December 31, 2006, Hainan Simcere and Nanjing Simcere provided guarantees to the banks for loans drawn by Jiangsu Simcere in the amount of RMB73,000. As of December 31, 2007, there was no intra-group guarantee issued.
(d)	Research and developments commitments
As of December 31, 2007, the Group had funding commitments for co-operative research and developments projects with third parties amounting to RMB15,270 (US$2,093) of which RMB11,270, RMB2,500 and RMB1,500 are payable in 2008, 2009 and 2010, respectively.
(e)	Depositary Receipt Facility
During 2007, the Company received an incentive payment of RMB 20,256, which is recognized as other non-operating income in the consolidated statements of income, from a bank in order to provide that bank with the exclusive right to manage the Company’s American Depositary Receipt (ADR) program. Under the terms of the depositary receipt facility with the bank, the Company has a contingent obligation to compensate the bank in the event the Company terminates the ADR program or the number of ADRs outstanding declines by more than 50%.
16	Earnings per share
As the Company did not legally exist with outstanding share capital until the share exchange as described in note 1(c), for the purposes of calculating basic earnings per share for the years ended December 31, 2005 and 2006, the number of weighted average number of ordinary shares used in the calculation reflects the 69,000,000 ordinary shares issued to NGM and the 31,000,000 ordinary shares issued to AAI in September 2006 as if these shares were issued as of January 1, 2005 and March 28, 2006, respectively.

	Years ended December 31,
2005		2006		2007		2007
	RMB		RMB		RMB		US$
Numerator for basic and diluted earnings per share:

Net income	102,745		172,258		301,261		41,300

Denominator:
Basic weighted average number of ordinary shares Outstanding	69,000,000		92,695,890		117,534,566		117,534,566
Effect of dilutive options	—		—		4,132,941		4,132,941

Diluted weighted average number of ordinary shares Outstanding	69,000,000		92,695,890		121,667,507		121,667,507

Basic earnings per share	1.49		1.86		2.56		0.35

Diluted earnings per share	1.49		1.86		2.48		0.34

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
For the year ended December 31, 2005, there were no potentially dilutive securities outstanding. For the year ended December 31, 2006, the Company’s potentially dilutive securities consist of 10,000,000 share options (see note 18). The computation of diluted earnings per share for the year ended December 31, 2006 did not assume conversion of the share options because, when applying the treasury stock method, the effect of the conversion was anti-dilutive as the ordinary shares assumed to be issued upon the exercise of the share options was less than the number of shares assumed to be purchased at the average estimated fair value during the year. The proceeds used for the assumed purchase was equal to the sum of the exercise price of the share options and the amount of unrecognized compensation cost attributed to future services.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
17	Revenue information

Revenues from external customers by product category are summarized as follows:

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Antibiotics	373,106	389,843	390,107	53,479
Anti-inflammatory drugs	151,439	174,899	168,497	23,099
Anti-stroke medication	139,475	230,867	443,446	60,791
Anti-cancer	—	34,726	217,867	29,867
Other medicines	72,200	117,462	143,097	19,616

	736,220	947,797	1,363,014	186,852

18	Share-based compensation
On November 13, 2006, the shareholders of the Company adopted the 2006 Share Incentive Plan (the “Share Incentive Plan”) which provides for the granting of options, limited share appreciation rights, and other share-based awards such as restricted shares to the directors and employees of the Group. The board of directors and shareholders of the Company authorized up to 12,000,000 ordinary shares upon exercise of awards granted under the Share Incentive Plan. On November 15, 2006, the Company granted 10,000,000 options to its directors and senior executives to acquire ordinary shares of the Company. These options have an exercise price of US$4.20 per share, a vesting period of 5 years and a contractual life of 6 years from the date of grant.
On March 29, 2007, the Company granted 1,045,000 share options to the directors, senior executive officers and employees to acquire ordinary shares of the Company. These options have an exercise price of US$6.75 per share, a vesting period of 5 years and a contractual life of 6 years from the date of grant.
The Company has determined, based on the Black-Scholes option pricing model, that the estimated fair value of the options granted on November 15, 2006 and March 29, 2007 was approximately RMB14.69 (US$1.88) and RMB22.25 (US$3.05) per share, or an aggregate of RMB146,000 and RMB23,251 (US$3,187), respectively.
The assumptions used in determining the fair value of the options granted on each respective date are as follows:

	Options granted on	Options granted on
	November 15, 2006	March 29, 2007
Valuation assumptions
Expected life (years)	5.5	5.5
Expected volatility	40%	40%
Expected dividend yield	0%	0%
Risk-free interest rate	5.11%	5.11%
The expected volatility was estimated based upon the average volatility of several comparable U.S. listed companies in the pharmaceutical industry. Since the Company did not have a trading history at the time the options were issued, the Company estimated the potential volatility of its ordinary share price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
Because the Company’s share options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation model may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of share options is determined in accordance with SFAS No. 123R using the Black-Scholes option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.
The amount of compensation cost recognized for these share options was RMB3,437 and RMB30,764 (US$4,217) for the years ended December 31, 2006 and 2007, respectively.
Share-based compensation cost is included in the following captions:

	Years ended December 31,
	2006	2007	2007
	RMB	RMB	US$
Research and development expenses	204	1,733	238
Sales, marketing and distribution expenses	365	2,871	393
General and administrative expenses	2,868	26,160	3,586

	3,437	30,764	4,217

As of December 31, 2007, there was RMB120,253 (US$16,485) of total unrecognized compensation cost related to non-vested share options and the cost is expected to be recognized on a straight-line basis over a weighted average period of 3.93 years. The total intrinsic value of options exercised during the year ended December 31, 2007 was RMB102 (US$14).
A summary of stock option activity is as follows:

			Weighted
		Weighted	average	Aggregate
	Number of	average exercise	remaining	intrinsic
	Options	price	contractual term	value
		US$	Years	US$
Balance at January 1, 2006	—	—
Granted on November 15, 2006	10,000,000	4.20
Balance at December 31, 2006	10,000,000	4.20
Granted on March 29, 2007	1,045,000	6.75
Exercised	(6,200)	4.20
Forfeited	(41,000)	4.20

Balance at December 31, 2007	10,997,800	4.44	4.91	27,304

Exercisable at December 31, 2007	1,988,800	4.20	4.87	5,419

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
19	Related party transactions
For the years presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Years ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Purchase of packaging materials from a related party (note (a))	6,066	7,420	7,335	1,006
Sales of products to a related party (note (b))	628	1,432	2,966	407
Sales of property, plant and equipment and land use right to a related party (note (c))	—	—	18,551	2,543

	December 31,
	2006	2007	2007
	RMB	RMB	US$
Due from related parties (note (d))	434	7,503	1,029

Due to related parties (note (e))	1,352	—	—

         Notes:
(a)	The Company purchases certain of its packaging materials from a company in which a major shareholder of the Company has an equity interest. Management believes that the materials purchased by the Company were in the normal course of business at prices determined on an arm’s length basis.

(b)	The Company sold some of its pharmaceutical products to a company in which a major shareholder has an equity interest. Management believes that the sale was conducted in the normal course of business at prices determined on an arm’s length basis.

(c)	The Company sold certain property, plant and equipment and land use right to a company in which a major shareholder has an equity interest. Management believes that the sale price was negotiated on an arm’s length basis.

(d)	The amounts due from related parties (companies where the shareholders hold an equity interest) related to transactions described in note (b) and note (c) above as of December 31, 2006 and 2007 were RMB14, and RMB7,503 (US$1,029), respectively. The remaining balances of RMB420 as of December 31, 2006 related to expenses paid by the Company on behalf of certain related parties and there was no such expense in 2007. These amounts were interest-free, unsecured and repayable on demand.

(e)	The amounts due to related parties (companies where the shareholders hold an equity interest) as at December 31, 2006 related to purchase transactions described in note (a) above. These amounts were interest-free, unsecured and have been repaid in 2007.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
(Amounts expressed in thousands, except share data)
20	Fair value of financial instruments
The fair values of pledged bank deposits, short term investments, trade accounts receivable, bills receivable and other receivables, amounts due from related parties, short-term loans, trade accounts payable, amounts due to related parties, and other payables and accrued liabilities approximated their respective carrying amounts because of the short maturity of these instruments. The carrying amount of long term loan approximates its fair value based on the borrowing rates currently available for bank loans with similar term and maturity.
21	Foreign currency exchange risk
The fluctuation in foreign currency exchange rates may impose certain risks on the Group. The Group’s exposure to foreign currency exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of the Company’s past issuances of ordinary shares through a private placement and proceeds from the initial public offering in April 2007.
The Company has used a substantial portion of the proceeds from the initial public offering to provide U.S. dollar denominated loans to its PRC subsidiaries which have converted the funds into RMB. As these intercompany loans are not considered long-term investment in nature and given the functional currency of the Company is U.S. dollars and the functional currency of the PRC subsidiaries is RMB, the gain arising from the translation of the intercompany loans from U.S. dollars to RMB by the PRC subsidiaries is recognized in the consolidated statements of income and the loss arising from the translation of the Company’s U.S. dollars financial statements to RMB for consolidation purpose is recognized in the consolidated statement of shareholders’ equity and comprehensive income.
The Group has not hedged exposures in foreign currencies or entered into any other derivative financial instruments.
22	Subsequent events
On April 18, 2008, the Group entered into a definitive share purchase agreement with Auhui Zhong Ren Science and Technology Co. Ltd (“Anhui Zhong Ren”), Auhui Tianhui Group Co. Ltd and Hefei Suliao Dianxian Erchang to acquire 70% of the outstanding equity interest in Wuhu Zhong Ren Pharmaceutical Co., Ltd. (“Zhong Ren”), a pharmaceutical company based in the PRC, for a cash consideration of approximately RMB64,820. Zhong Ren is a Chinese drug manufacturer specializing in the production of sustained release anti-tumor implants. On April 30, 2008, the Company obtained the requisite government approvals and the purchase transaction closed.
On April 21, 2008, the Group entered into a loan agreement to provide a short-term loan of RMB20,000 to Anhui Zhong Ren which continues to hold 30% equity interest in Zhong Ren after the acquisition. The loan bears floating interest rate and is secured by Anhui Zhong Ren’s 30% equity interest in Zhong Ren.