Form 20-F
period 2008-12-31
Simcere Pharmaceutical Group
filed 2009-06-18
CIK 1384360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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
None

(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 122,227,318 ordinary shares, par value $0.01 per share.
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

INTRODUCTION
     Unless otherwise indicated, references in this annual report on Form 20-F to:
•	“$” and “U.S. dollars” refer to the legal currency of the United States;

•	“ADRs” refer to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each of which represents two ordinary shares;

•	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purpose of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” refer to our ordinary shares, par value $0.01 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“we,” “us,” “our company” and “our” refer to Simcere Pharmaceutical Group, its predecessor entities and its consolidated subsidiaries.
     This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2006, 2007 and 2008.
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
     The selected data presented below under the captions “Selected Consolidated Statement of Income data” (other than ADS data) and “Selected Consolidated Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2008, are derived from our consolidated financial statements and related notes thereto. Our consolidated financial statements as of December 31, 2007 and 2008 and for each of the years in the three-year period ended December 31, 2008, which have been audited by an independent registered public accounting firm, and their report thereon, is included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future period.

	Year Ended December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statement of Income Data
Total revenues(1)	564,198	737,014	950,606	1,368,748	1,741,143	255,206
Gross profit	410,403	565,940	760,046	1,127,667	1,420,261	208,173
Research and development expenses	(19,907)	(16,288)	(34,289)	(68,295)	(86,089)	(12,618)
Sales, marketing and distribution expenses	(230,865)	(312,426)	(442,757)	(634,449)	(782,960)	(114,762)
General and administrative expenses	(77,593)	(87,139)	(98,249)	(161,061)	(194,233)	(28,469)
Income from operations	82,038	150,087	184,751	263,862	356,979	52,324
Foreign currency exchange gains, net	—	—	—	24,670	39,879	5,845
Other income(1)	—	—	—	20,526	1,104	162
Net income(2)(3)	46,245	102,745	172,258	301,261	350,151	51,323
Earnings per share — basic	0.67	1.49	1.86	2.56	2.80	0.41
Earnings per share — diluted	0.67	1.49	1.86	2.48	2.80	0.41
Earnings per ADS — basic	1.34	2.98	3.72	5.13	5.61	0.82
Earnings per ADS — diluted	1.34	2.98	3.72	4.95	5.60	0.82
Basic weighted average number of shares	69,000,000	69,000,000	92,695,890	117,534,566	124,921,934	124,921,934
Diluted weighted average number of shares	69,000,000	69,000,000	92,695,890	121,667,507	125,005,803	125,005,803

(1)	Total revenues include product revenues and other revenue.

(2)	In 2007 and 2008, other income represented the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering. The incentive payment received in 2007 had the effect of increasing our 2007 net income by RMB20.5 million, or RMB0.17 per share on a basic basis and a diluted basis, or RMB0.35 per ADS on a basic basis and RMB0.34 on a diluted basis. The incentive payment received in 2008 had the effect of increasing our 2008 net income by RMB1.1 million ($0.2 million), or RMB0.01 ($0.001) per share on a basic basis and a diluted basis, or RMB0.02 ($0.003) per ADS on a basic basis and a diluted basis.

(3)	In 2006, two of our operating subsidiaries were eligible for 100% tax exemptions under a tax holiday of a two-year 100% exemption followed by a three-year 50% exemption commencing from the first profit-making year after offsetting accumulated tax losses, or 2+3 tax holiday. In 2007, four of our operating subsidiaries were eligible for 100% tax exemptions under 2+3 tax holiday, three of which expired at the end of 2007. In 2008, one and three of our operating subsidiaries were eligible for 100% and 50% tax exemptions from income tax, respectively; and two of our operating subsidiaries were qualified as advanced and new technology enterprises and eligible for a preferential income tax rate. The effect of the income tax exemptions and the preferential tax rate for advanced and new technology enterprises increased our net income for 2006, 2007 and 2008 by RMB38.8 million, RMB62.9 million and RMB57.7 million ($8.5 million), respectively, or RMB0.42, RMB0.54 and RMB0.46 ($0.07) on the per share basis, respectively. Prior to 2006, there were no such tax exemptions and preferential tax arrangements in place.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in percentages)
Other Consolidated Financial Data
Gross margin	72.7	76.8	80.0	82.4	81.6
Operating margin	14.5	20.4	19.5	19.3	20.5
Net margin	8.2	13.9	18.2	22.0	20.1

	As of December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	102,672	90,060	106,027	497,352	812,814	119,137
Held-to-maturity investment securities	—	—	—	470,000	—	—
Accounts and bills receivables, net	99,987	130,871	162,781	488,374	748,997	109,783
Inventories	27,878	40,293	39,483	65,241	95,948	14,063
Amounts due from related parties	91,396	85,575	434	7,503	24,365	3,571
Total current assets	322,446	391,461	411,429	1,557,153	1,707,759	250,312
Property, plant and equipment, net	119,558	125,365	267,054	374,058	463,059	67,872
Intangible assets, net	18,020	15,731	163,148	251,221	275,244	40,344

	As of December 31,
	2004	2005	2006	2007	2008	2008
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands)
Goodwill	13,814	13,814	100,634	161,496	178,211	26,121
Total assets	581,041	621,227	1,034,547	2,472,208	2,778,222	407,214
Short-term bank loans and borrowings and current installments of long-term debt	293,000	171,000	333,000	29,000	6,000	879
Amounts due to related parties	12,908	78,153	1,352	—	—	—
Total current liabilities	456,747	421,185	568,173	342,637	335,013	49,103
Long-term debt, excluding current installments	—	—	—	52,000	62,000	9,088
Total shareholders’ equity	119,990	192,537	442,740	1,983,816	2,253,025	330,235
Exchange Rate Information
     This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on Wednesday, December 31, 2008, which was RMB6.8225 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information. D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On June 12, 2009, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.8352 to $1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For all periods prior to January 1, 2009, the exchange rate refers to the noon buying rate as reported by the Federal Reserve Bank of New York. For periods beginning on or after January 1, 2009, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board.

	RMB per U.S. Dollar Exchange Rate
	Period
	End	Average(1)	Low	High
	(RMB per $1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2008
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June (through June 12)	6.8352	6.8328	6.8371	6.8264

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness
     Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
     Not Applicable.
D.	Risk Factors
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
     We also rely on trade secrets to protect our technology, especially where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we use reasonable efforts to protect our trade secrets, our employees, our research partners’ employees, consultants, contractors or scientific and other advisors may unintentionally or willfully disclose our information to competitors or use our trade secrets without our authorization. In addition, confidentiality agreements, if any, executed by the foregoing persons may not be enforceable or provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, our enforcement efforts would be expensive and time-consuming, and the outcome would be unpredictable. In addition, if our competitors independently develop information that is equivalent to our trade secrets, it will be more difficult for us to enforce our rights and our business could be harmed.
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
     In addition, even if we own patents, this does not provide assurance that the manufacture, sale or use of our patented products does not infringe the patent rights of another. Because patent applications can take many years to approve and issue, there may be pending applications, known or unknown to us, that may later result in issued patents that our technologies, product candidates or products may infringe. Specifically, under the PRC Patent Law, the term of patent protection starts from the date the patent was filed, instead of the date it was issued as is the case in many jurisdictions. Therefore our priority in any PRC patents may be defeated by third-party patents issued on a later date if the applications for such patents were filed prior to our own, and the technologies underlying such patents are the same or substantially similar to ours. In such case, a third party with an earlier application may force us to pay to license its patented technology, sue us for patent infringement and/or challenge the validity of our patents. If a third party sues us for infringement, the suit will divert substantial management time and resources, regardless of whether we are ultimately successful. Further, we may be liable for monetary damages and/or forced to redesign, if possible, our technology to avoid the infringement.
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
     Most of our products are branded generic pharmaceuticals and are not protected by patents. As a result, other pharmaceutical companies may sell equivalent products at a lower cost, and this might result in a commensurate loss in sales of our branded generic products. Certain of our generic products are subject to a protection or monitoring period. During such period, the PRC State Food and Drug Administration, or the SFDA, will not accept applications for new medicine certificates for the same product by other pharmaceutical companies or approve the production or import of the same product by other pharmaceutical companies. Once such protection or monitoring periods expire, other manufacturers may obtain relevant production approvals and will be entitled to sell generic pharmaceutical products with similar formulae or production methods in China. The maximum monitoring period currently granted by the SFDA is five years. The maximum protection period granted by the SFDA was eight years prior to April 1999, but was later increased to 12 years. As of March 31, 2009, our product Zaichang was under a monitoring period which is to expire on March 13, 2013 and our product Anxin was under a monitoring period which is to expire on May 3, 2012. If other pharmaceutical companies sell pharmaceutical products that are similar to our unprotected products or our protected products for which the relevant monitoring period has expired, we may face additional competition and our business and profitability may be adversely affected.
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
We rely on certain domestic and overseas research institutions and universities for the research and development of new products and any failure of our research partners to meet our timing and quality standards or our failure to continue such collaborative arrangement or enter into such new arrangements could adversely affect our ability to develop new pharmaceuticals and our overall business prospects.

     Our business strategy includes collaborating with third parties for research and development of new products. We rely on long-term cooperative relationships with a number of domestic and overseas research institutions and universities. These research institutions and universities have collaborated with us in a number of research projects and certain of our products that have obtained approval certificates were developed by us together with our research partners. At present, several research institutions and universities are working with us on various research and development projects. Any failure of our research partners to meet the required quality standards and timetables set in their research agreements with us, or our inability to enter into additional research agreements with these research partners on terms acceptable to us in the future, may have an adverse effect on our ability to develop new products and on our business prospects. In addition, the growth of our business and development of new products may require that we seek additional collaborative partners. We cannot assure you that we will be able to enter into agreements with collaborative partners on terms acceptable to us. Our inability to enter into such agreements or our failure to maintain such arrangements could limit the number of new products that we could develop and ultimately decrease our sources of future revenue.
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
     Most of our products are branded generic pharmaceuticals and the success and lifespan of our products are dependent on our efforts in the marketing of our products. Our marketing professionals regularly visit hospitals, clinics and pharmacies to explain the therapeutic value of our pharmaceuticals and to keep healthcare professionals up to date as to any developments relating to our pharmaceuticals. We organize in-person product presentations, conferences and seminars for physicians and other healthcare professionals and participate in trade shows to generate market awareness of our existing and new prescription pharmaceuticals. We are also engaged in advertising and educational campaigns through various media channels to educate the public as to our pharmaceuticals. These various marketing activities are critical to the success of our products. However, we cannot assure you that our current and planned spending on marketing activities will be adequate to support our future growth. Any factors adversely affecting our ability to grow our marketing capabilities or our ability to maintain adequate spending on marketing activities will have an adverse effect on the market share of our products and the brand name and reputation of our products, which may result in decreased demand for our products and negatively affect our business and results of operations.
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
     If an acquisition candidate is identified, the third parties with whom we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms or at all. Furthermore, the negotiation and completion of potential acquisitions could cause significant diversion of management’s time and resources and potential disruption of our ongoing business. Future acquisitions may also expose us to other potential risks which may adversely affect our business, financial condition and results of operations, including risks associated with:
•	failure to obtain regulatory approval for any newly acquired product candidates;

•	the integration of the acquired businesses, operations, services and personnel with our existing business and operations;

•	the infringement of third parties’ intellectual property rights or intellectual property right challenges as to the acquired pharmaceuticals;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	our inability to generate sufficient revenue to recover costs and expenses of the acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.
We depend on distributors for all of our revenues and failure to maintain relationships with our distributors or to otherwise expand our distribution network would materially and adversely affect our business.
     We sell our products exclusively to pharmaceutical distributors in China and depend on distributors for all of our revenues. We have business relationships directly or indirectly with approximately 1,700 pharmaceutical distributors in China. In 2006, 2007 and 2008, no single distributor contributed, on an individual basis, 10.0% or more of our total revenues, and sales to our five largest distributors accounted in aggregate for approximately 12.7%, 13.8% and 11.6% respectively, of our product revenues. In line with industry practices in China, we typically enter into written distribution agreements with our distributors for one-year terms that are generally renewed annually. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, some of our distributors may sell products that compete with our products. We compete for desired distributors with other pharmaceutical manufacturers, many of which may have higher visibility, greater name recognition and financial resources, and broader product selection than we do. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.
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
     In addition, although our company policies prohibit our employees from making improper payments to hospitals or otherwise engaging in improper activities to influence the procurement decisions of hospitals, we may not be able to effectively manage our employees, as the compensation of our sales and marketing personnel is partially linked to their sales performance. As a result, we cannot assure you that our employees will not violate the anti-corruption laws of China, the United States or other countries. Such violations could have a material adverse effect on our reputation, business, prospects and brand.
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
     Eligible participants in the national basic medical insurance program in China, which consists of mostly urban residents, are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the Medical Insurance Catalogs. See “Item 4. Information of the Company—B. Business Overview—Regulation —Reimbursement Under the National Medical Insurance Program.” As of March 31, 2009, 24 of our 45 principal products that were manufactured and sold were included in the national Medical Insurance Catalog and 15 were included in the provincial Medical Insurance Catalogs of various provinces, municipalities and autonomous regions. The inclusion of a medicine in the Medical Insurance Catalogs can substantially improve the sales of the medicine. The Ministry of Human Sources and Social Security in China, or the Ministry of Human Resources, together with other government authorities from time to time, selects medicines to be included in the Medical Insurance Catalogs based on factors including treatment requirements, frequency of use, effectiveness and price. The Ministry of Human Resources also occasionally removes medicines from such catalogs. There can be no assurance that our existing products will continue to be included in the Medical Insurance Catalogs. The removal or exclusion of our products from the Medical Insurance Catalogs may adversely affect our sales. In addition, there is significant uncertainty related to the coverage and reimbursement of newly approved pharmaceutical products. The commercial success of our potential products is substantially dependent on whether reimbursement is available for the ordering of our potential products by hospitals for use by their patients. Our failure to obtain inclusion of our potential products to the Medical Insurance Catalogs may adversely affect the future sales of those products.
We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.
     The nature of our business exposes us to the risk of product liability claims that is inherent in the research and development, manufacturing and marketing of pharmaceutical products. Using product candidates in clinical trials also exposes us to product liability claims. These risks are greater for our products that receive regulatory approval for commercial sale. Even if a product were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim effects other than those intended resulted from the use of our products. While to date no material claim for personal injury resulting from allegedly defective products has been brought against us, a substantial claim or a substantial number of claims, if successful, could have a material adverse impact on our business, financial condition and results of operations. Such lawsuits may divert the attention of our management from our business strategies and may be costly to defend. In addition, we do not maintain product liability insurance or insurance covering potential liability relating to the release of hazardous materials. In the event of allegations that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. We may also be forced to defend lawsuits and, if unsuccessful, to pay a substantial amount in damages. In addition, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. We do not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources.
Our revenue depends and will likely continue to depend on a limited number of product lines.
     We currently have four products that individually contribute over RMB100.0 million ($14.7 million) to our revenues in 2008, which were Bicun, Zailin, Endu and Yingtaiqing. Sales of these products accounted in aggregate for 71.8% of our product revenues in 2008. We expect sales of these limited product lines to comprise a substantial portion of our revenues in the future. Accordingly, any factors adversely affecting the sales of any of these products will have a material adverse effect on our business, financial condition and results of operations.
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
We have no control over Hong Kong Medgenn or the development and sale of Endu outside of the PRC. Our brand and reputation may be adversely affected if the development and sale of Endu outside of the PRC violate the intellectual property rights of any third parties.
     Medgenn (Hong Kong) Co., Ltd., or Hong Kong Medgenn, an affiliate company in which we owned indirectly an effective 40.0% equity interest as of March 31, 2009, has the ability to engage in the development and sale of Endu in any jurisdiction outside of the PRC, including the United States, until February 10, 2015. The other 60.0% of Hong Kong Medgenn was owned by Bestspeed Investments Limited, or Bestspeed, a British Virgin Islands company. Hong Kong Medgenn is controlled by its board of directors, which has five members, including Dr. Yongzhang Luo, Mr. Willi Chu and Mr. Linghai Zhu, all of whom were appointed by Bestspeed, and Mr. Jinsheng Ren and Mr. Xiaojin Yin, both of whom were appointed by Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd., or Shandong Simcere, formerly known as Yantai Medgenn Co., Ltd., and are also our executive officers. Bestspeed was a shareholder of Hong Kong Medgenn prior to our acquisition of an 80.0% equity interest in Shandong Simcere in May 2006 and we are unable to ascertain the identities of the natural persons who control Bestspeed. We are not aware of whether Hong Kong Medgenn has commenced any operations to date, or whether it has obtained any regulatory approval outside of the PRC to sell Endu. Hong Kong Medgenn holds the rights to apply for patents and may grant its rights with respect to Endu in these jurisdictions to independent third parties. A cooperation agreement entered into on February 10, 2005 between Bestspeed and Shandong Simcere provides Bestspeed with daily operating control over Hong Kong Medgenn’s business, including the development and sale of Endu in any jurisdiction outside of the PRC until February 10, 2015. If Hong Kong Medgenn violates the intellectual property rights of any third parties or otherwise suffers economic or other losses, our brand, reputation, business and results of operations could be adversely affected. In addition, the agreements with Hong Kong Medgenn will prohibit us from engaging in the development and sale of Endu outside of the PRC prior to February 10, 2015, which might hinder our ability to grow our business outside of the PRC.
Our business depends substantially on the continuing efforts of our executive officers, research personnel and other key personnel, and our business may be severely disrupted if we lose their services.
     We depend on key members of our management team, research personnel and other key personnel. In particular, we depend on the services of Mr. Jinsheng Ren, our founder, the chairman of our board of directors and our chief executive officer, and Mr. Xiaojin Yin, our senior vice president of research and development. The loss of key employees could delay the advancement of our research and development activities. The implementation of our business strategy and our future success will depend in large part on our continued ability to attract and retain highly qualified scientific, technical and management personnel. We face competition for personnel from other pharmaceutical companies, universities, public and private research institutions and other organizations. The process of hiring suitably qualified personnel is often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.
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
     We may, from time to time, need to raise funds as part of our business operations if our expenditures exceed our expectations. This could occur for a number of reasons, including:
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
     As of December 31, 2008, our net intangible assets amounted to RMB275.2 million ($40.3 million), representing 9.9% of our total assets, and goodwill amounted to RMB178.2 million ($26.1 million), representing 6.4% of our total assets. Besides goodwill, our intangible assets primarily consisted of developed technology and product trademarks that we acquired in connection with our acquisition of a 90.0% equity interest in Shandong Simcere, a 51.0% equity interest in Jilin Boda Pharmaceutical Co., Ltd., or Jilin Boda, an 85.71% equity interest in Nanjing Tung Chit Pharmaceutical Company Limited, or Nanjing Tung Chit, and a 70.0% equity interest in Wuhu Zhong Ren Pharmaceutical Co., Ltd., or Wuhu Simcere Zhong Ren, during 2006, 2007 and 2008. Developed technology represents the right to use, manufacture, market and sell the acquired products as well as their related invention patents in the PRC or the United States, as the case may be, while trademarks represent the right by the trademark registrant to use the registered trademark and to protect products from infringement. Our newly acquired principal products as of December 31, 2008 include Sinofuan, Endu, Yidasheng and Jiebaishu. Our developed technology and trademarks amounted to RMB249.0 million ($36.5 million), representing 9.0% of our total assets as of December 31, 2008. We estimated the fair value of the developed technology of the acquired products using their respective present values of projected cash flows based on assumptions with respect to the growth rate of our revenues from sales, the earnings before interest and tax margin derived from sales, the discount rate selected to measure the risks inherent in future cash flows and our assessment of the product life cycle. We also took into consideration the competitive trends that may affect these products’ sales, including consideration of any technical, legal, regulatory, and economic barriers to entry. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Long-Lived Assets and Goodwill.” We determined the useful life of the developed technology of an acquired product by considering the remaining protection period of such product’s patent in China and the expected competitive trend in the PRC market. While no impairment write-downs or change in useful life have been necessary to date, future events such as market acceptance of the acquire products, introduction of superior pharmaceuticals by our competitors, regulatory actions, safety concerns as to our pharmaceuticals, and challenges to and infringement of our intellectual property rights, could have a material impact on our key assumptions in determining the fair value of the developed technology of the acquired products. This in turn could result in write-downs of our intangible assets or goodwill, or a change in the useful lives of our intangible assets. Future write-downs of our intangible assets or goodwill, or change in useful lives of our intangible assets, could decrease our net income, which would have a material adverse impact on our financial condition and results of operations.

Our non-public shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
     As of the date of this annual report on Form 20-F, we had a number of shareholders other than public shareholders holding our ordinary shares in the form of ADSs, including New Good Management Limited, a company beneficially owned by 16 individuals, including certain of our senior management, and controlled by Mr. Jinsheng Ren, our founder, chief executive officer and chairman of our board of directors; Assure Ahead Investments Limited, an investment vehicle owned and controlled by a group of financial investors; and King View Development International Limited, an investment vehicle owned and controlled by Trustbridge Partners, a private equity fund. As of May 31, 2009, New Good Management Limited owned approximately 43.1% of our outstanding share capital, and Assure Ahead Investments Limited and King View Development International Limited owned 15.3% and 10.1% of our outstanding share capital, respectively. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.
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
     On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The Implementation Rules of the New Labor Contract Law was subsequently promulgated and became effective on September 18, 2008. The PRC government also promulgated the Law on Mediation and Arbitration of Labor Disputes on December 29, 2007 that came into effect on May 1, 2008. These newly enacted labor laws and regulations impose greater liabilities on employers and significantly impact the cost of an employer’s decision to reduce its workforce. Further, they require certain terminations to be based upon seniority but not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.
If we grant additional employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.
     We adopted a share incentive plan on November 13, 2006. We issued 10,000,000, 1,045,000, 400,000 and 100,000 share options under our 2006 share incentive plan on November 15, 2006, March 29, 2007, May 5, 2008, and December 24, 2008, respectively. On July 31, 2008, our shareholders approved our 2008 share incentive plan under which we are authorized to issue up to 6,250,000 ordinary shares upon exercise of awards granted thereunder. As of May 31, 2009, no award was issued under our 2008 share incentive plan.
     On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible employees and directors the right to exchange vested and unvested outstanding share options to purchase our ordinary shares under the 2006 Share Incentive Plan for restricted shares. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that were validly tendered in the exchange offer. The exchange of the share option awards for restricted shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. The replacement restricted shares were granted on May 7, 2009. We do not expect the effect of this award modification on share-based compensation expense over the remaining requisite service period to be significant.
     We account for share-based compensation in accordance with Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment, which requires a company to recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives in the future, we could incur significant compensation charges and our net income could be adversely affected.
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
     We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2008, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75.0% of its gross income is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we receive. If we are treated as a PFIC for any taxable year during which U.S. holders hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to U.S. holders. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
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
Risks Related to Our Industry
Changes in economic conditions and consumer confidence in China may influence consumer preferences and spending patterns, and accordingly, our results of operations.
     Our business and revenue growth primarily depend on the size of the pharmaceutical products in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus our expansion of retail stores in metropolitan markets, where living standards and consumer purchasing power are higher than rural areas, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. For example, the recent global economic and financial market crisis has caused, among other things, lower customer spending across China. As a result, sales of our premium priced high-end anti-cancer medication Endu, which is currently excluded from national medical insurance catalogue, have declined and may continue to decline as patients decrease their purchases as a result of worries about economic conditions or reduced incomes. In addition, the timing and nature of any recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not continue to be materially and adversely affected. In addition, acts of war or terrorism may cause damage to our facilities, disrupt the supply of the products and services we offer in our stores or adversely impact consumer demand. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.
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
     Many of our existing and potential competitors may have greater financial, technical, manufacturing and other resources than we do. In addition, certain competitors which were established by multinational pharmaceutical companies, have more extensive research and development and technical capabilities than we do. Furthermore, China’s industry reforms aimed to meet the World Trade Organization, or the WTO, requirements may foster increased competition from multinational pharmaceutical companies. Such competitors may also have greater brand name recognition, more established distribution networks, larger customer bases or more extensive knowledge of our target markets. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. In addition, certain of our competitors may adopt low-margin sales strategies and compete against us based on lower prices. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.
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
     Certain of our pharmaceutical products, primarily those included in the national and provincial Medical Insurance Catalogs, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information of the Company—B. Business Overview—Regulation—Price Controls.” In addition, the maximum retail prices of products that are included in the Medical Insurance Catalogs are also subject to periodic downward adjustments as the PRC government authorities aim to make pharmaceuticals more affordable to the general public. However, PRC government authorities impose no control over the prices at which pharmaceutical manufacturers sell their products to their distributors. Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 24 times. The latest price reductions occurred in January, March, April and May of 2007 and affected a total of 466 different Chinese medicines and 614 different western pharmaceuticals. The retail price ceilings of our major products Anqi and Zailin, both of which are included in the national Medical Insurance Catalog, were adjusted downward in June 2004, and the retail price ceilings of our Faneng branded alfacalcidol soft capsules and Simcere Kechuanning branded herbal cough medicine were adjusted downward in January and March 2007, respectively. As of March 31, 2009, we have not adjusted our selling prices of Faneng and Simcere Kechuanning downward because their actual retail prices were below their retail price ceilings after the price reductions. We do not plan to make adjustments to our prices of Faneng and Simcere Kechuanning in the near future. However, in the long term, the prices at which pharmaceutical manufacturers in China sell their products to distributors, including the prices of our products, will be affected by the relevant fixed retail prices or retail price ceilings. Government price controls, especially downward price adjustments, may have a material adverse effect on our revenues and profitability.
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
     We have obtained permits and licenses and GMP certifications required for the manufacture of our pharmaceutical products. In addition, we have obtained permits, licenses and Good Supply Practice, or GSP, certifications for the distribution of our products. Each of these permits and licenses held by us is valid for five years and subject to periodic renewal and/or reassessment by the relevant PRC government authorities and the standards of compliance required in relation thereto may from time to time be subject to changes. For example, the current pharmaceutical manufacturing permit for each of Simcere Pharmaceutical Co., Ltd., or Hainan Simcere, Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd., or Nanjing Simcere, Shandong Simcere, Jilin Boda, Nanjing Tung Chit and Wuhu Simcere Zhong Ren, will all expire on December 31, 2010. In addition, Jilin Boda is currently expanding its facilities which then require it to renew its existing manufacturing permit. The 20 GMP certificates for our six manufacturing facilities will expire between August 2009 and May 2014, and the two GSP certificates held by two of our distribution subsidiaries will expire in July 2013 and November 2013, respectively. See “Item 4. Information of the Company—B. Business Overview—Regulation.” We intend to apply for the renewal of such permits and licenses when required by applicable laws and regulations. Any failure by us to obtain such renewals may have a material adverse effect on the operation of our business, and prevent us from continuing to carry on our business. Furthermore, any changes in compliance standards, or any new laws or regulations may prohibit or render it more restrictive for us to conduct our business or may increase our compliance costs, which may adversely affect our operations or profitability.
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
     The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. As a result, actions and policies of the PRC government could materially affect our liquidity and access to capital and our ability to operate our business.
We rely on dividends paid by our subsidiaries for our cash needs, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
     We conduct all of our business through our subsidiaries established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries including wholly foreign-owned enterprises, or WFOEs, and domestic companies is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2008, our restricted reserves amounted to RMB133.9 million ($19.6 million), and our accumulated profits that were unrestricted and were available for distribution amounted to RMB686.4 million ($100.6 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.
     The PRC State Administration of Foreign Exchange, or the SAFE, issued a public notice in October 2005, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business. In addition, the SAFE notice also provides that PRC residents who are shareholders of offshore special purpose companies are required to apply for registration or file with the SAFE within 30 days after the occurrence of certain events with respect to such offshore purpose companies, including the increase or decrease in the registered share capital, the share transfer or exchange of stock rights, acquisition or division, long-term investment of equity or debt, guarantees provided to other parties, provided that such events do not involve direct investment of capital into PRC subsidiaries by those PRC residents through the offshore special purpose companies.

Our financial results benefit from tax concessions granted by the PRC government, the change to or expiration of which would materially change our results of operations.
     Our results of operation may be adversely affected by changes to or expiration of tax holidays and preferential tax policies that some of our PRC subsidiaries currently enjoy. Effective from January 1, 2008, the statutory tax rate generally applicable to Chinese companies is 25%. As a result of tax holidays and preferential tax policies, our operations have been subject to relatively low tax liabilities. For additional details regarding these tax incentives, please see “Item 5. Operating and Financial Review and Prospects —Taxation and Incentives.”
     Tax laws in China are subject to interpretations by relevant tax authorities. The preferential tax policies may not remain in effect or may change, in which case we may be required to pay the higher income tax rate generally applicable to Chinese companies, or such other rate as is required by the laws of China.
Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.
     On March 16, 2007, the National People’s Congress passed the Corporate Income Tax Law of the PRC, or the new CIT law. The new CIT law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation rules for the new CIT law. We are a Cayman Islands holding company and State Good Group Limited, or SGG, is a British Virgin Islands intermediate holding company. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China, if any, may be subject to the 10% income tax if SGG is considered as a “non-resident enterprise” under the new CIT law. If SGG is required under the new CIT law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.
We may be deemed a PRC resident enterprise under the new CIT law and be subject to the PRC taxation on our worldwide income.
     The new CIT law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation rules for the new CIT law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) our overseas registered entities to be treated as PRC resident enterprises. If we are treated as resident enterprises for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempt under the new CIT law to PRC resident recipients.
Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.
     Under the new CIT law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise”, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC income tax. If we are required under the new CIT law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises”, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.
Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
     The change in value of the Renminbi against the U.S. dollar, Euro or other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.
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
     The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. In addition, foreign currencies received under current account items can be retained or sold to financial institutions engaged in the foreign exchange settlement or sales business by complying with relevant regulations. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Similarly, approval from the SAFE or its local branch is required if foreign currencies received in respect of capital account items is to be retained or sold to financial institutions engaged in the foreign exchange settlement or sales business. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.
We face risks related to health epidemics and other outbreaks of contagious diseases, including avian flu, SARS, and swine flu.
     Our business could be adversely affected by the effects of avian flu, SARS, swine flu or another epidemic or outbreak. During April and May 2009, there have been outbreaks of highly pathogenic swine flu, caused by the H1N1A virus, in certain regions of the world, including parts of Asia. In 2007 and early 2008, there were reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products within China, as well as cause temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS, swine flu or any other epidemic.
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
     Future sales of our ADSs or ordinary shares in the public market or the perception that these sales could occur, may cause the market price of our ADSs to decline. As of May 31, 2009, we have issued 118,931,380 ordinary shares, including 116,926,380 ordinary shares outstanding and 2,005,000 ordinary shares issued to The Bank of New York Mellon which were held on behalf of us for future exercise of share options. All ADSs sold are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.
     In addition, Assure Ahead Investment Limited or its transferees and assignees and King View Development International Limited or its transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

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
     Subsequent to our initial public offering on April 20, 2007, we have engaged in several acquisitions to strengthen our product portfolio, especially as to first-to-market generic and innovative pharmaceuticals in China. We have acquired the remaining 20.0% equity interest in Shandong Simcere that we did not own at the time of our initial public offering and as a result, Shandong Simcere is now our wholly owned subsidiary. In October 2007, we completed the acquisition of a 51.0% equity interest in Jilin Boda. In November 2007, we acquired 100% equity interest in Master Luck Corporation Limited, which in turns holds an 85.71% equity interest in Nanjing Tung Chit, the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is marketed under the brand name Jiebaishu. Furthermore, in April 2008, we acquired a 70.0% equity interest in Wuhu Simcere Zhong Ren for a cash consideration of approximately RMB65.1 million ($9.5 million). Wuhu Simcere Zhong Ren is a pharmaceutical manufacturer based in the PRC specializing in the production of antineoplastic implants. These transactions are accounted for using the purchase method of accounting in our consolidated financial statements. Accordingly, the assets and liabilities acquired by us have been recognized at their respective fair values on the date of acquisition.
     In May 2009, we entered into an agreement to indirectly acquire approximately 35% of the equity interest of Shanghai Celgen Bio-Pharmaceutical Co., Ltd., or Shanghai Celgen for a total cash consideration of RMB140.0 million. Shanghai Celgen has strong expertise in research and production of therapeutic antibodies and possesses an antibody manufacturing facility in Shanghai, for which GMP certification is pending. Shanghai Celgen’s major biogeneric drug candidate, an etanercept, has completed clinical trials and is currently awaiting approval from the SFDA. In addition, we are entitled to unwind the acquisition and the selling shareholders are required to return the amounts paid by us if the SFDA does not approve Shanghai Celgen’s major biogeneric drug candidate within 24 months from the date of agreement. The agreement is subject to certain closing conditions.
     In May 2009, we entered into an agreement to acquire a 37.5% equity interest in Jiangsu Yanshen Biological Technology Stock Co., Ltd., or Jiangsu Yanshen, a China-based developer and manufacturer of vaccines, from existing shareholders for a total cash consideration of approximately RMB195.5 million. Jiangsu Yanshen’s core products include an influenza vaccine and a human use rabies vaccine (vero cell). Upon the closing of the transaction, we are expected to be the largest shareholder in Jiangsu Yanshen. Jiangsu Yanshen has received a new medicine certificate from the SFDA for its freeze-dried human use rabies vaccine (vero cell) and has completed clinical trials of its purified hepatitis A inactivated vaccine (vero cell). SFDA approval for the purified hepatitis A inactivated vaccine (vero cell) and GMP certification for the associated new manufacturing facility are pending.

B.	Business Overview
     We are a leading manufacturer and supplier of branded generic pharmaceuticals in the fast growing China market. We focus our strategy on the development of first-to-market generic and innovative pharmaceuticals, and have introduced a first-to-market generic anti-stroke medication under the brand name Bicun, a 5-FU sustained release implant under the brand name Sinofuan, and an innovative anti-cancer medication under the brand name Endu. We currently manufacture and sell 45 principal pharmaceutical products and are the exclusive distributor of three additional pharmaceuticals that are manufactured by independent third parties but marketed under our brand names. In addition, we have obtained approvals from the SFDA to manufacture and sell over 220 other products. As of March 31, 2009, we also had 12 product candidates in various stages of development, including treatments for cancer, cerebrovascular diseases, infections, rheumatoid arthritis, nausea and vomiting associated with chemotherapy.
     Our innovative anti-cancer medication Endu has been granted an invention patent in China and was the first recombinant human endostatin injection approved for sale in China. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. Our generic anti-stroke medication Bicun was the first edaravone injection, a type of neuroprotective pharmaceutical compound, approved for sale in China. Our generic amoxicillin granule antibiotic, marketed under the brand name Zailin, was recognized as a “China Well-Known Trademark” in 2004 and our anti-inflammatory pain relievers and analgesic drug for the treatment of rheumatoid arthritis and osteoarthritis, marketed under the brand name Yingtaiqing, was recognized as a “China Well-Known Trademark” in 2008. Furthermore, our medication Sinofuan, a sustained release implants for the treatment of cancer which we acquired through our acquisition of Wuhu Simcere Zhong Ren, was the first sustained-released fluorouracil implant approved by the SFDA, and our generic anti-infection medication Anxin, a new product that we introduced in 2008, was the first biapenem injection, a type of carbapenem, approved for sale in China.
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
Our Products
     We currently manufacture and sell 45 principal pharmaceuticals marketed under various brands. Of these products, 36 are prescription pharmaceuticals and nine are over-the-counter, or OTC, pharmaceuticals. In addition, we are also the exclusive distributor of Yingtaiqing-branded generic diclofenac sodium sustained-release capsules, the Faneng-branded generic alfacalcidol soft capsules and the Yineng-branded generic lentinan injection, all of which are prescription pharmaceuticals manufactured by independent third parties. Furthermore, we have obtained approvals from the SFDA to manufacture and sell over 220 other products.
     The following table sets forth the major treatment areas by our current principal products, the number of products for each treatment area and the brands they are marketed under:

	Number
	of
Product Category	Products	Major Products	Brands
Antibacterial and Antiviral	16	Amoxicillin granules, capsules and tablets ; Amoxicillin with clavulanate potassium granules, tablets and injection; biapenem injection; cefaclor dry suspension; azithromycin granules; and ribavirin dispersible tablets	Zailin, Anqi, Anxin, Zaike, Zaiqi and Nanyuan
Anti-cancer	5	Recombinant human endostatin injection, nedaplatin injection, lentinan injection and fluorouracil implants	Endu, Jiebaishu, Yineng and Sinofuan
Anti-Allergic	2	Clemastine fumarate capsules and clemastine fumarate dry suspension	Langjing
Anti-Osteoporosis	2	Alfacalcidol soft capsules	Faneng
Cardiovascular and Cerebrovascular	5	Edaravone injection; amlodipine maleate tablets; and sumatriptan succinate tablets	Bicun, Yidasheng, Ningliping and Youshu
Digestive Conditions	3	Smectite powder and aldioxa tablets	Biqi and Odijia
Non-Steroidal Anti-Inflammatory	2	Diclofenac sodium sustained-release capsules and gelatin	Yingtaiqing
Respiratory System	6	Herbal medicine used for the treatment of cough in liquids and tablets; artificial cowbezoar and chlorphenamine maleate granules compound paracetamol and amantadine hydrochloride tablets; compound zinc gluconate; pediatric paracetamol;	Simcere Kechuanning, Zaikang, Boke, Aiersi and Boting
Urinary Conditions	1	Naftopidil tablets	Zaichang
Others	3	Various herbal oral solutions	Chengyuan and Shibo
Our Innovative Pharmaceutical Endu (Recombinant Human Endostatin Injection)

     Our innovative pharmaceutical Endu, or recombinant human endostatin, has been granted an invention patent in China and was the first recombinant human endostatin injection approved for manufacture and sale in China and has been approved for the treatment of NSCLC. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. In 2008, revenues of Endu amounted to RMB239.4 million ($35.1 million) which accounted for 13.8% of our product revenues for the year.
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
     These clinical trials showed that the median survival time of the Endu group was approximately five months longer than that of the control group and one year survival rates of the Endu group was 62.8% compared to 31.5% for the control group. The SFDA granted the new medicine certificate for Endu in September 2005 and the relevant approvals to manufacture and sell Endu in March 2006 to Shandong Simcere, a pharmaceutical company founded by Dr. Luo that held an invention patent in China on Endu granted on January 18, 2006.
     We entered into an agreement to acquire an 80.0% equity interest in Shandong Simcere in May 2006. As a result of the acquisition, we have obtained the exclusive right to manufacture Endu and hold the invention patent in China for Endu. We also hold one invention patent in the United States covering N-terminal modified recombinant human endostatin and its production. Prior to the completion of our acquisition of Shandong Simcere, we began to market and sell Endu in July 2006 as the exclusive distributor for Shandong Simcere. Upon completion of the acquisition in September 2006, we also began to manufacture Endu in China. In June 2007, we acquired an additional 10.0% equity interest in Shandong Simcere. In January 2009, we acquired the remaining 10.0% equity interest in Shandong Simcere which is now our wholly owned subsidiary.
     We have an in-house research and development team specializing in anti-cancer drugs, know-how and technologies that will enable us to engage in research and development of other indications for Endu, and an existing GMP-approved manufacturing facility for the production of Endu. As part of our ongoing efforts to monitor the efficacy and any adverse reactions to Endu, we are currently conducting Phase IV clinical trials for Endu in approximately 150 hospitals in China in which over 2,400 patients have enrolled in the trials. We are also engaged in various research and development efforts to maximize the commercial potential of Endu. For example, we are also researching other potential indications for Endu as well as on expanding the scope of use for Endu outside of chemotherapy. In addition, we are working to improve the delivery method of Endu for increased ease of use.
     Hong Kong Medgenn has the exclusive right to engage in the development and sale of Endu in any jurisdiction outside of the PRC, including the United States, until February 10, 2015. Hong Kong Medgenn also holds the rights to apply for patents outside of the PRC and may grant its rights with respect to Endu in these jurisdictions to independent third parties. We hold indirectly an effective 40.0% equity interest in Hong Kong Medgenn. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Company—We have no control over the development and sale of Endu outside of the PRC. Our brand and reputation may be adversely affected if the development and sale of Endu outside of the PRC violates the intellectual property rights of any third parties.”
Our Principal Branded Generic Pharmaceuticals
     We currently market and sell the following principal branded generic pharmaceutical products, each of which contribute over RMB100.0 million ($14.7 million) to our revenues in 2008 and in aggregate accounted for 58.0% of our product revenues in 2008:

•	Bicun (edaravone injection);

•	Zailin (amoxicillin capsules, dispersible tablets, granules and injection); and

•	Yingtaiqing (diclofenac sodium sustained-release capsules and gelatin).
     Bicun. Bicun is our prescription edaravone injection pharmaceutical for the treatment of strokes. Edaravone is a synthetic free radical scavenger and has been proved to be one of the most effective neuroprotective pharmaceuticals, as evidenced by being recommended as the only neuroprotective agent by the Japan Stroke Therapeutic Guide (2004). Edaravone protects the brain by eliminating excessive free radicals, which are highly reactive molecules occurring in the human body as a result of stroke, an excessive number of which could result in cell damage. Bicun was the first edaravone injection approved for sale in China and has been one of our major products since its introduction in China in February 2004. We obtained regulatory approval to manufacture and sell Bicun in December 2003. The monitoring period of Bicun expired in 2007 and a number of competitors have been entered into the edaravone injection market. In 2008, revenues of Bicun amounted to RMB570.6 million ($83.6 million), which accounted for 32.9% of our product revenues for the year.
     Zailin. Zailin is the brand name for our line of generic prescription amoxicillin antibiotics, which includes capsules, dispersible tablets, granules and injection. Zailin was recognized as a “China Well-Known Trademark” by the PRC Trademark Office of the State Administration for Industry and Commerce in 2004 and is one of only two antibiotic brands in China granted such recognition. Regulatory approvals to manufacture and sell Zailin granules were obtained in February 1993, Zailin capsules in October 1996, Zailin tablets in June 1998 and Zailin injection in July 2001. Amoxicillin has been included in the national Medical Insurance Catalog since 2000. In 2008, revenues of Zailin amounted to RMB290.2 million ($42.5 million), which accounted for 16.7% of our product revenues for the year.
     Yingtaiqing. Yingtaiqing is the brand name for our generic diclofenac sodium in sustained-release capsules and gelatin dosage format, which is an anti-inflammatory pain reliever and analgesic drug used to treat rheumatoid arthritis and osteoarthritis. Yingtaiqing sustained-release capsules are prescription pharmaceuticals and are currently manufactured by a third-party manufacturer, the China Pharmaceutical University Pharmaceutical Company, or China Pharmaceutical, and we have entered into an exclusive distribution agreement with China Pharmaceutical to distribute and sell Yingtaiqing sustained-release capsules in China since 1996. A master distribution agreement was renewed in December 2008. Pursuant to the master distribution agreement, we have agreed to purchase from China Pharmaceutical a certain minimum quantity of Yingtaiqing sustained-release capsules in 2009. We obtained the regulatory approval to manufacture and sell Yingtaiqing gelatin, an OTC medicine, in December 2005. Yingtaiqing was recognized as a “China Well-Known Trademark” in 2008. Diclofenac sodium has been included in the national Medical Insurance Catalog since 2000. In 2008, sales of Yingtaiqing amounted to RMB146.7 million ($21.5 million), which accounted for 8.4% of our product revenues for the year.
Other Branded Generic Pharmaceutical Products
     In addition to Endu and our three principal products, the following branded generic pharmaceutical products in aggregate also represent a significant portion of our revenues, and accounted in aggregate for 19.2% of our product revenues in 2008.
•	Sinofuan. Sinofuan is our first-to-market sustained release implants for the treatment of cancer. In April 2008, we acquired Sinofuan by acquiring a 70.0% equity interest of Wuhu Simcere Zhong Ren.

•	Yidasheng. Yidasheng is our prescription edaravone injection pharmaceutical for the treatment of strokes. Yidasheng became our product in October 2007, when we completed the acquisition of a 51.0% stake in Jilin Boda, the manufacturer of Yidasheng.

•	Biqi. Biqi is the brand name for our generic OTC anti-diarrhea pharmaceutical. We obtained regulatory approval to manufacture and sell Biqi in November 1999. Biqi has been included in the national Medical Insurance Catalog since 2000.

•	Anqi. Anqi is the brand name of our amoxicillin and clavulanate potassium tablets, granules, and injection for the treatment of infections.

•	Zaike. Zaike is the brand name for our cefaclor in dry suspension antibiotics for the treatment of infections. Regulatory approval to manufacture and sell Zaike was obtained in February 1995. Zaike has been included in the national Medical Insurance Catalog since 2000.

•	Simcere Kechuanning. Simcere Kechuanning is the brand name for our OTC herbal medicine used for the treatment of coughs. It comes in oral liquid and tablet formulations. Regulatory approvals to manufacture and sell Simcere Kechuanning oral liquids were obtained in October 1995 and tablets in March 2004. Simcere Kechuanning has been included in the national Medical Insurance Catalog since 2000.
Marketing and Distribution
     We have over a decade of marketing experience in the pharmaceutical industry in China. From our inception in March 1995 to 2001, we operated as a distributor of pharmaceuticals and have leveraged our experience to establish an extensive distribution network in China that we now use to market, sell and distribute our own pharmaceuticals. As of December 31, 2008, we had 963 dedicated brand management and marketing employees. Our marketing and distribution activities are primarily carried out by our subsidiaries, Jiangsu Simcere and Shanghai Simcere.
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
     In addition, for our OTC pharmaceuticals, we also engaged in consumer advertising and educational campaigns on television, newspapers, magazines, billboards and sponsorship of charitable events in 2008. We believe competition in the OTC market is primarily based on brand awareness, pricing and the therapeutic value of the pharmaceuticals. Furthermore, we have also set up a toll-free hotline to respond to end-users’ questions regarding our OTC pharmaceuticals.
     Our marketing professionals collect feedback from healthcare professionals, pharmacies and end-users regarding our products. Our marketing professionals then work closely with our research and development department and manufacturing department in order to enhance our existing portfolio of pharmaceuticals and to identify potential new products for commercialization.
Distribution
     We sell all of our products to pharmaceutical distributors in China. We have business relationships directly or indirectly with approximately 1,700 pharmaceutical distributors in China. Each pharmaceutical distributor in turn may distribute our pharmaceuticals within a designated region either directly to hospitals, clinics, pharmacies and other retail outlets or to local distributors. Our products are sold to hospitals and retail pharmacies throughout China. Many of our pharmaceuticals are widely distributed in large hospitals located in some of the most prosperous regions in China.

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
     Our distributors are widely dispersed on a geographic basis. Each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. In each of 2006, 2007 and 2008, no single distributor contributed to, on an individual basis, 10.0% or more of our total revenues, and sales to our five largest distributors accounted in aggregate for approximately 12.7%, 13.8% and 11.6%, respectively, of our product revenues.
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
     A portion of our production lines are equipped with automated machinery and equipment and can be used to produce different kinds of pharmaceuticals in the same physical dosage form without the need to significantly modify the current production facilities and equipment. We therefore are able to adjust our production to meet market demand and our sales target in response to market demand. The following table is a summary of our 2008 production capacity:

Pharmaceutical Agent
Production Unit	Delivery Form	2008 Capacity
Hainan Simcere
Penicillin family	Granules	630,000,000 packs
Penicillin family	Capsules	378,000,000 pills
Cefaclor family	Granules	240,000,000 packs
Cefaclor family	Capsules	12,000,000 pills
Cefaclor family	Tablets	140,000,000 pills
General	Tablets	80,000,000 pills
General	Granules	360,000,000 packs
General	Gelatin	10,000,000 tubes
General	Powder	180,000,000 packs
General	Capsules	360,000 pills

Nanjing Simcere
Penicillin family	Powder injection	8,400,000 vials
Penicillin family	Granules	41,904,000 packs
Penicillin family	Dry suspension	65,000,000 bottles
Penicillin family	Tablets	64,440,000 pills

Pharmaceutical Agent
Production Unit	Delivery Form	2008 Capacity
General	Oral solution	28,800,000 bottles
General	Small volume parenteral solutions	18,000,000 vials
General	Tablets	20,640,000 packs
General	Dry suspension	27,600,000 packs
General	Capsules	72,000,000 pills
General	Granules	20,000,000 packs
General	Powder injection	7,500,000 vials
General	Frozen-dry powder	3,200,000 vials
General	Sterile active pharmaceutical ingredients, or APIs	420 kg

Shandong Simcere
Recombinant human endostatin	Injection	1,000,000 vials

Nanjing Tung Chit
Nedaplatin injection	Frozen-dry powder injection	600,000 bottles

Jilin Boda
Edavarone injection	Low-dose injection	10,000,000 vials
General	Tablets	800,000,000 pills
General	Capsules	300,000,000 pills
General	Granules	100,000,000 packs
General	Topical solution	5,000,000 bottles
General	Powder injection	1,500,000 packs
APIs	Moroxydine	1,000,000 kg
APIs	Asparamide	100,000 kg
APIs	Ethacridine lactate	5,000 kg
APIs	Nefopam hydrochloride	5,000 kg
APIs	Edaravone	60,000 kg

Wuhu Simcere Zhong Ren
Fluorouracil implant	Implant	1,000,000 vials
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
Raw Materials
     The principal raw materials used for our products are the necessary active ingredients of our pharmaceuticals. We source such raw materials, as well as packaging materials, from various independent suppliers in China. In addition, we produce certain active ingredients used for the production of some of our pharmaceutical products, such as Bicun, and we also own the mining rights relating to a smectite mine that produces smectite, a raw material used for the manufacturing of Biqi. In the case of sourcing raw materials from third parties, the purchase price for the relevant raw materials is based on the prevailing market price for such materials of similar quality. Our principal packaging materials include glass ampules for injection pharmaceuticals, plastic bottles for capsule and tablet pharmaceuticals, and external packaging and printed instructions for all of our pharmaceuticals. In 2008, we purchased an aggregate of 40.3% of our total supply of raw materials from our five largest suppliers.

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
Competition
     We face direct competition from pharmaceutical manufacturers producing the same type of pharmaceuticals and indirect competition from pharmaceutical manufacturers producing products having similar medical efficacy as substitutes. Our competitors vary by product:
•	For Endu, there are currently no directly competitive products as Endu is the first recombinant human endostatin injection approved for sale in China. However, Endu indirectly competes with other types of cancer treatments currently available in China.

•	For Bicun, the main competitive product was Yidasheng manufactured by Jilin Boda, which we acquired a 51.0% equity interest in October 2007. However, in 2008, three other pharmaceutical companies, China National Medicines Gourui Pharmaceutical Co.,Ltd., Kunming Jida Pharmaceutical Co,. Ltd., and Jilin Huinan Changlong Biopharmaceutical Co., Ltd. launched their edaravone injections in China.

•	For Zailin, the main competitive products are Amoxian and Amoxilin, which are manufactured by Zhuhai United Laboratories Pharmaceutical Co., Ltd. and Kunming Baker Norton Pharmaceutical Co., Ltd., respectively.

•	For Yingtaiqing, the main competitive products are Votalin and Difene, which are manufactured by Beijing Novartis Pharma Ltd. and Klinge Pharma GmbH of Germany, respectively.
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
     Many of our existing and potential competitors have substantially greater financial, technical, manufacturing or other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Many of our competitors may also have greater brand name recognition, more established distribution networks, larger customer bases, or have more extensive knowledge of our customer groups. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions than we can. In addition, certain of our competitors may adopt low-margin sales strategies and compete against us based on lower prices. Furthermore, as a result of China’s admission to the WTO in 2001 and subsequent changes in PRC government laws and regulations, we may also face increasing competition from foreign manufacturers in addition to domestic manufacturers. Subsequent to the reduction of import tariffs pursuant to China’s WTO obligations, the selling prices in China of imported pharmaceuticals have become more competitive. Also, some foreign pharmaceutical manufacturers have set up domestic production bases in China leading to increasing direct competition.
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
Insurance
     We maintain property insurance policies covering our equipment and facilities for losses due to fire, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately RMB568.9 million as of March 31, 2009. We also maintain insurance policies covering products in transit to our customers. We do not maintain product liability insurance or insurance covering potential liability relating to the release of hazardous materials. In addition, we do not maintain business interruption insurance or key employee insurance for our executive officers as we believe it is not the normal industry practice in China to maintain such insurance. We consider our current insurance coverage to be adequate. However, uninsured damage to any of our manufacturing facilities and buildings or a significant product liability claim could have a material adverse effect on our results of operations. We also maintain directors’ and officers’ liability insurance for our directors and officers.
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
Pharmaceutical Product Manufacturing

Permits and Licenses for Pharmaceutical Manufacturers
     A manufacturer of pharmaceutical products must obtain a pharmaceutical manufacturing permit from the provincial food and drug administration. This permit, once obtained, is valid for five years and is renewable upon its expiration. This permit must be renewed at least six months before its expiration date. Our current pharmaceutical manufacturing permits for each of Hainan Simcere, Nanjing Simcere, Shandong Simcere, Nanjing Tung Chit, Jilin Boda and Wuhu Simcere Zhong Ren will all expire on December 31, 2010. In addition, as Jilin Boda is currently expanding its facilities which then require it to renew its existing manufacturing permit. We do not believe it will be difficult for us to renew our pharmaceutical manufacturing permit. In addition, before commencing business, a pharmaceutical manufacturer must also obtain a business license from the relevant administration for industry and commerce.
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
     Generally, GMP certificates are valid for five years and we do not believe it will be difficult for us to renew any of our GMP certifications. The following table summarizes the most recent GMP certificates we received for each of our manufacturing facilities:

Certification By Facilities	Coverage	Issue Date	Expiration Date
Hainan Simcere	Tablets (Including Cephalosporins), Granules, Capsules, Dry Suspensions (Including Cephalosporins, Penicillin), Soft Capsules, Powders, Gelatin	August 30, 2006	August 29, 2011
	Bulk Drug (Montmorillonite, Aluminium, Dihydroxyallan-toninate, Levamlodipine Besylate, Pamidronate Disodium, Valaciclovir Hydrochloride and Benazepril Hydrochloride)	January 8, 2007	January 7, 2012
	Bulk Drug (Sumatriptan Succinate, Meloxicam, Naftopidil, Edaravone and Sibutramine Hydrochloride)	November 26, 2008	November 25, 2013
	Bulk Drug (Amlodipine Maleate, Cefprozil and Cefteram pivoxil)	November 1, 2005	October 31, 2010
Nanjing Simcere	Tablets, Granules, Dry Suspensions (Penicillins)	May 6, 2008	May 5, 2013
	Small Volume Parenteral Solutions,	December 3, 2008	December 2, 2013
	Mixture, Oral Solution	October 27,2008	October 26, 2013
	Powder for Injection	August 6, 2008	August 5, 2013
	Sterile Bulk (Biapenem)	July 21, 2008	July 20, 2013
	Tablets, Capsules, Dry Suspensions	March 30, 2006	March 29, 2011
	Granules	May 11, 2006	May 10, 2011
	Powder for Injection (Penicillin)	April 19, 2006	April 18, 2011
Shandong Simcere	Recombinant Human Endostatin Injection (Anti-cancer Drugs)	March 20, 2006	March 19, 2011
Jilin Boda
	Tablets (with hormones), Capsules, Granules, Power, Tinctures, Topical Solution, Bulk Drug (Ethacridine Lactate, Nefopam Hydrochloride, Moroxydine Hydrochloride, Sulfaguanidinem, Phenytoinum Sodium and povidone lodine)	October 9, 2004	October 8, 2009
	Low-Dose Injection	December 9, 2005	December 8, 2010
	Bulk Drug (Edaravone)	December 12, 2005	December 11, 2010
	Bulk Drug (Asparagine)	December 23, 2006	December 22, 2011
	Tablets, Capsules, Granules	November 28, 2008	November 27, 2013
Nanjing Tung Chit	Frozen-Dry Powder Injection (Anti-Cancer Drug) and Bulk Drug (Nedaplatin)	August 18, 2004	August 16, 2009
Wuhu Simcere Zhong Ren	Anti-cancer Implants	May 18, 2009	May 17, 2014

Approval and Registration of Pharmaceutical Products
     To apply for approval of manufacturing a pharmaceutical with a national standard, the applicant must submit relevant information and samples of the pharmaceutical prepared in accordance with the relevant national standard to the provincial food and drug administration authority. According to the current Administrative Rules on Drug Registration that came into effect on October 1, 2007, provincial food and drug administration authorities will examine the completeness, standardization and authenticity of an application dossier, and organize inspection of the pilot manufactured drugs. Three consecutive production batches of pharmaceutical samples, collected by provincial food and drug administration authorities, will be examined by the designated drug laboratories. Following their respective assessment and investigation of the application, the provincial food and drug administration authority and the pharmaceutical examination laboratories will produce their respective report to the SFDA. The SFDA shall be responsible for the review of the application dossier and the reports, and then conduct a final assessment of the application to consider whether to approve the registration of the medicine. Upon successful final assessment of the application, the SFDA will issue a medicine registration approval.
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
     Following successful completion of clinical research, applicants must submit clinical research information and raw material samples to the provincial food and drug administration and the pharmaceutical examination laboratories appointed by the provincial food and drug administration to apply for approval to manufacture the new medicines. The provincial food and drug administration authority will then examine the completeness, standardization and authenticity of the submission materials and conduct an on-site inspection at the production premises of the applicants. The pharmaceutical examination laboratories appointed by the provincial food and drug administration will then exam three consecutive production batches of pharmaceutical samples collected by the provincial food and drug administration. After investigation and assessment, the provincial food and drug administration authority and the examination laboratories appointed by the provincial food and drug administration authority will produce reports to the SFDA, and the SFDA will review the submission materials and carry out a final review of the application of the subject new medicine. Upon fulfillment of the relevant requirements and approval by the SFDA, the applicants will be granted a new medicine certificate and a medicine approval document. The SFDA will then issue to the applicant the Drug Quality Registration Standards with respect to the registered pharmaceuticals which the manufacturer of such pharmaceuticals must strictly comply with.
     Upon granting production approval of a new medicine, the SFDA may set a monitoring period of a maximum of five years to continue monitoring the safety of the medicine, during which the relevant pharmaceutical manufacturing company must regularly review the production technologies employed, monitor the quality, stability, curative effects and unfavorable side-effects of the new medicine, and report to the provincial level food and drug administration authority annually. During such a monitoring period, the SFDA will not accept applications for new medicine certificates for the same medicine by other pharmaceutical companies or approve the sale or import of the same medicine by other pharmaceutical companies, except that, for any other application for the same new medicine that had been approved by the SFDA to undergo clinical trials prior to the granting of a monitoring period, the SFDA may approve the application for sale or import of the new medicine if it meets the relevant requirements and will continue to monitor such new medicine. As a result, the monitoring period in connection with a new medicine can limit the competition encountered by the manufacturer of the new medicine. As of March 31, 2009, we held 47 new medicine certificates that are in effect and have obtained 270 medicine approval documents.

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
Restrictions on Foreign Ownership of Pharmaceutical Wholesale and Retail Businesses in China
     The Administration Rules on Foreign Investment in Commercial Domains and the Catalogue of Industries for Guiding Foreign Investment permit foreign companies to establish or invest in wholly foreign-owned companies or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. In relation to retail sales, the number and size of retail pharmacy outlets that a foreign investor may establish remain subject to certain restrictions. Pharmacy chains with more than 30 outlets and selling a variety of branded pharmaceutical products sourced from different suppliers are limited to less than 50.0% foreign ownership. However, under the Supplement Regulations for Administration Rules on Foreign Investment in Commercial Domains, a service provider from Hong Kong or Macau may provide up to 65% of the capital contributions to such pharmacy chains that it opens.
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
     Our subsidiaries, Shanghai Simcere and Jiangsu Simcere, obtained their respective most recent GSP certificates on November 21, 2008 and July 2, 2008. Both certificates are valid for five years and we do not believe it would be difficult for us to renew these certifications.
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
Reimbursement Under the National Medical Insurance Program

     According to the PRC National Bureau of Statistics, as of December 31, 2008, 317.0 million people in China were enrolled in the National Medical Insurance Program. Most program participants are urban residents who are currently employed or retired. Participants of the National Medical Insurance Program and their employers are required to contribute to the payment of insurance premium on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the national Medical Insurance Catalog, which is divided into two tiers. Purchases of Tier A medicines are fully reimbursable, but certain Tier A medicines are only reimbursable if the medicine is used for a particular stated purpose in the Medical Insurance Catalogs. Purchasers of Tier B medicines are required to make a certain percentage of co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B medicines varies in different regions in the PRC. Factors that affect the inclusion of medicines in the Medical Insurance Catalogs include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. The Ministry of Human Resources, together with other government authorities, has the power every two years to determine which medicines are included in the national medicine catalog, under which of the two tiers the included medicine falls, and whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the national Medical Insurance Catalog in their provincial Medical Insurance Catalogs. For Tier B medicines listed in the national Medical Insurance Catalog, provincial governments have the discretion to adjust upwards or downwards by no more than 15% from the number of Tier B medicines listed in the national Medical Insurance Catalog that is to be included in the provincial Medical Insurance Catalogs. The total amount of reimbursement for the cost of medicines, in addition to other medical expenses, for an individual participant under the National Medical Insurance Program in a calendar year is capped to the amounts in that participant’s individual account under the program. The amount in a participant’s account varies, depending on the amount of contributions from the participant and his or her employer. Generally, on average, participants under the National Medical Insurance Program who are from relatively wealthier parts of China and metropolitan centers have greater amounts in their individual accounts than those from less developed provinces.
PRC Patent Law
     The PRC first allowed patents for the protection of proprietary rights, as set forth in the PRC Patent Law, in 1985. Pharmaceutical inventions were not patentable under the PRC Patent Law until 1993. Patents relating to pharmaceutical inventions are effective for 20 years from the initial date the patent application was filed. An amendment to the PRC Patent Law was promulgated on December 27, 2008, with the amendment becoming effective on October 1, 2009.
Patent Prosecution
     The patent prosecution system in China is different from the U.S. system in a number of ways. The patent system in China, like most countries other than the United States, adopts the principle of “first to file.” This means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application. The United States uses a principle of first to invent to determine the granting of patents. In China, a patent must possess novelty, inventiveness and practical application. Under the existing PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or abroad or has been publicly used or made known to the public by any other means in China, nor has any other person filed with the patent authority an application which describes an identical invention or utility model and is published after the filing date. Under the amended PRC Patent Law, novelty means that the invention or utility model is not an “existing technology”, and prior to the date of application, no entity or individual has filed an application with the patent authority describing the identical invention or utility model and is published after the filing date. The term “existing technology” refers to technology known to the general public both in China and abroad prior to the date of application. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has independent patent systems. Patents in the PRC are filed at the State Intellectual Property Office, or SIPO, in Beijing.
Patent Enforcement
     When a dispute arises as a result of infringement of the patent holder’s patent right, such dispute should be settled first through consultation by the respective parties. However, if such dispute cannot be settled through consultation, such patent holder or an interested party who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of the SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. In addition, under the amended PRC Patent Law, if damages can not be determined by either of the method described above, the court may at its discretion, by taking into account factors such as the type the patent or the nature and gravity of the infringement, determines a compensation in the sum of not less than RMB10,000 but not more than RMB1.0 million. As in other jurisdictions, with one notable exception, the patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.
Compulsory License
     Under current PRC Patent Law, where a person possesses the means to utilize a patented technology, but such person cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, such person is entitled to apply to the SIPO to authorize the grant of a compulsory license three years following the grant of the patented technology. However, under the amended PRC Patent Law, if a patent holder, after 3 years from the date when patent is granted and after 4 years from the date when a patent application is filed, fails to exploit or to fully exploit the patent without any good cause, the SIPO may, upon the application of an eligible entity or individual, grant such other party a compulsory license to exploit the patent. Furthermore, under the amended PRC Patent Law, if a patent holder’s act of exercising the patent right is determined as a monopolizing act, a compulsory license may be granted in order to eliminate or reduce the adverse consequences of monopoly. A compulsory license may also be granted, under the current and the amended PRC Patent Law, where a national emergency or any extraordinary state of affairs occurs or where public interest so requires. For the pharmaceutical industry, the SIPO may, under the amended PRC Patent Law, grant a compulsory license for a patented medicine to a country or region subject to provisions of the relevant international treaty to which the PRC is a party in the interest of public health. We do not believe a compulsory license has yet been granted by the SIPO.
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
     PRC law provides that the following acts constitute infringement of the exclusive right to use a registered trademark:

•	use of a trademark that is identical with or similar to a registered trademark in respect of the same or similar commodities without the authorization of the trademark registrant;

•	sale of commodities infringing upon the exclusive right to use the trademark;

•	counterfeiting or making, without authorization, representations of a registered trademark of another person, or sale of such representations of a registered trademark;

•	changing a registered trademark and selling products on which the changed registered trademark is used without the consent of the trademark registrant; and

•	otherwise infringing upon the exclusive right of another person to use a registered trademark.
     In the PRC, a trademark owner who believes the trademark is being infringed has three options:
•	The trademark owner can provide his trademark registration certificate and other relevant evidence to the State or local Administration for Industry and Commerce, or AIC, which can, at its discretion, launch an investigation. The AIC may take such actions as: order the infringer to immediately cease the infringing behavior, seize and destroy any infringing products and representations of the trademark in question, close the facilities used to manufacture the infringing products or impose a fine. If the trademark owner is dissatisfied with the State AIC’s decision, he may, within 15 days of receiving the AIC’s decision, institute civil proceedings in court.
•	The trademark owner may institute civil proceedings directly in court. Civil redress for trademark infringement includes:
•	injunctions;

•	requiring the infringer to take steps to mitigate the damage (i.e. print notices in newspapers); and

•	damages (i.e. compensation for the economic loss and injury to reputation as a result of trademark infringement suffered by the trademark holder).
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
Foreign Exchange Regulation
     Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and as subsequently amended from time to time and various regulations issued by SAFE and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Foreign currencies received under current account items can be either retained or sold to financial institutions engaged in the foreign exchange settlement or sales business without prior approval from SAFE by complying with relevant regulations. Capital account items, such as direct equity investments, loans, repatriation of investments and investments in stocks and bonds, require the prior approval from SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.
     Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currencies received in respect of capital account items can be retained or sold to financial institutions engaged in the foreign exchange settlement or sales business only with prior approval from SAFE. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local branch.
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
Dividend Distribution Regulation
     The principal laws and regulations governing dividends paid by our PRC operating subsidiaries include the Company Law of the People’s Republic of China (1993), amended and effective as of January 1, 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our PRC subsidiaries, including WFOEs and domestic companies in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, including WFOEs and domestic companies is required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50.0% of its respective registered capital. These reserves are not distributable as cash dividends.

C.	Organizational Structure
     The following diagram illustrates our corporate structure and the place of organization of each of our subsidiaries as of the date of this annual report on Form 20-F.

     We conduct substantially all of our operations through the following operating subsidiaries in China:
•	Simcere Pharmaceutical Co., Ltd., or Hainan Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Hainan Simcere is currently authorized to manufacture 64 pharmaceutical products;

•	Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd., or Nanjing Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Nanjing Simcere is currently authorized to manufacture 87 pharmaceutical products;

•	Jiangsu Simcere Pharmaceutical Co., Ltd., or Jiangsu Simcere, and Shanghai Simcere Pharmaceutical Co., Ltd., or Shanghai Simcere, are both our wholly owned subsidiaries that engage in the marketing, sales and distribution of pharmaceutical products;

•	Jiangsu Simcere Pharmaceutical R&D Co., Ltd., or Simcere Research, is our wholly owned subsidiary that engages in the research and development of pharmaceutical products;

•	Sichuan Zigong Yirong Industrial Co., Ltd., or Sichuan Simcere, is our wholly owned subsidiary that owns the mining right to a smectite mine in Sichuan Province and engages in the extraction of smectite, a raw material used for the manufacturing of one of our pharmaceutical products;

•	Hainan Qitian Pharmaceutical Co., Ltd., or Qitian Simcere, is our wholly owned subsidiary that engages in the processing and refinement of smectite;

•	Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd., or Shandong Simcere, formerly known as Yantai Medgenn Co., Ltd., is our wholly owned subsidiary that engages in the manufacturing of Endu in China. We completed the acquisition of 80.0% of the equity interest of Shandong Simcere in September 2006. We have since acquired the remaining 20.0% of the equity interest in Shandong Simcere, which is now our wholly owned subsidiary. In addition, Shandong Simcere owns a 40.0% equity interest in Medgenn (Hong Kong) Co., Ltd., or Hong Kong Medgenn that was acquired for no cash consideration. Hong Kong Medgenn has the exclusive right to engage in the development and sale of Endu in any jurisdiction outside of the PRC until February 10, 2015. Hong Kong Medgenn has not conducted any operations to date;

•	Jilin Boda Pharmaceutical Co., Ltd., or Jilin Boda, is our 51.0% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. We completed the acquisition of the 51.0% equity interest in Jilin Boda in October 2007;

•	Nanjing Tung Chit Pharmaceutical Company Limited, or Nanjing Tung Chit, is our 85.71% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. We completed the acquisition of the 85.71% equity interest in Nanjing Tung Chit in November 2007 through our purchase of 100% equity interest in Master Luck Corporation Limited; and

•	Wuhu Simcere Zhong Ren Pharmaceutical Co., Ltd. is our 70.0% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. We completed the acquisition of the 70.0% equity interest in Wuhu Simcere Zhong Ren in April 2008.

•	Jiangsu Yanshen Biological Technology Stock Co., Ltd., or Jiangsu Yanshen, is our 37.5% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. We completed the acquisition of the 37.5% equity interest in Jiangsu Yanshen in May 2009.

D.	Property, Plant and Equipment
     Our headquarters and our research and development facility are located in Nanjing, Jiangsu Province, on a parcel of land with an aggregate site area of approximately 193,100 square meters. The land use right will expire in 2056. We have six GMP-approved manufacturing facilities that are located in Nanjing in Jiangsu Province, Haikou in Hainan Province, Liaoyuan in Jilin Province, Yantai in Shandong Province and Wuhu in Anhui Province. Our facilities in Nanjing are approximately 36,677 square meters in total, occupying four parcels of land with an aggregate site area of approximately 309,788 square meters. The land use rights granted with respect of the lands will expire in 2048, 2054 and 2054 and 2056. Our facility in Haikou, Hainan Province is approximately 17,000 square meters and occupies a parcel of land with an aggregate site area of approximately 40,000 square meters. The land use right will expire in 2067. The facility in Yantai, Shandong Province is approximately 3,000 square meters and occupies a parcel of land with an aggregate site area of approximately 48,000 square meters. The land use right will expire in 2053. The facility in Liaoyuan, Jilin Province is approximately 33,410 square meters and occupies an aggregate site area of approximately 67,207 square meters. The land use rights will expire in 2028 and 2056, respectively. The facility in Wuhu, Anhui Province is approximately 2,118 square meters and occupies a parcel of land with an aggregate site area of approximately 20,000 square meters. The land use right will expire in 2052. In addition, we own the mineral exploration right relating to a smectite mine that can produce 300,000 ton in total of smectite, a raw material used for the manufacturing of our diarrhea medicine Biqi. We believe that our existing facilities, together with the facilities under construction, are adequate for our current requirements.
Item 5. Operating and Financial Review and Prospects
     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements included elsewhere in this annual report on Form 20-F . This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results
Overview
     We are a leading manufacturer and supplier of branded generic pharmaceuticals in the fast growing China market. We focus our strategy on the development of first-to-market generic and innovative pharmaceuticals. We currently manufacture and sell 45 principal pharmaceutical products and are the exclusive distributor of three additional pharmaceutical products that are marketed under our brand names. We market and sell our products directly or indirectly to approximately 1,700 pharmaceutical distributors who in turn sell these products to other distributors, hospitals and retail pharmacies throughout China.
     We commenced operations in March 1995 and operated our business mainly as a distributor of pharmaceutical products. Since then, we have gradually built up our research and development and manufacturing capabilities and have become one of the leading pharmaceutical companies in China that develop, manufacture and sell branded generic pharmaceuticals. To date, we have introduced a series of branded products, including our first-to-market generic anti-stroke medication Bicun, as well as our innovative pharmaceutical Endu, the first recombinant human endostatin injection approved for sale in China. Revenues from our Bicun, Zailin, Endu and Yingtaiqing products have each exceeded RMB100.0 million ($14.7 million) in 2008, which we believe is evidence of wide market acceptance of these products in the China market.
     In May 2006, we entered into a purchase agreement to acquire an 80.0% equity interest in Shandong Simcere, a PRC pharmaceutical company engaged in the research, development, manufacture and sale of an anti-cancer drug under the name Endu. Prior to the completion of the acquisition, we began to distribute Endu as Shandong Simcere’s exclusive distributor in July 2006. The acquisition was completed in September 2006, after which we began to manufacture Endu. Through this acquisition, we have also acquired the patents and the rights to manufacture and sell Endu in China, as well as a GMP-certified manufacturing facility for the production of Endu. We have since acquired the remaining 20.0% equity interest in Shandong Simcere, which is now our wholly owned subsidiary. In October 2007, we completed the acquisition of a 51.0% equity interest in Jilin Boda, which manufactures the only other edaravone injection available in China in addition to our existing product Bicun at that time, and in November 2007, we completed the acquisition of an 85.71% equity interest in Nanjing Tung Chit, the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is marketed under the brand name Jiebaishu. In April 2008, we acquired a 70.0% equity interest in Wuhu Simcere Zhong Ren, the manufacturer of sustained release implants for the treatment of cancer that is marketed under the brand name Sinofuan.
     We have experienced significant growth in our business in recent years. Our total revenues increased from RMB950.6 million in 2006 to RMB1,368.7 million in 2007 and to RMB1,741.1 million ($255.2 million) in 2008, representing a CAGR of 35.3% from 2006 to 2008. Our net income increased from RMB172.3 million in 2006 to RMB301.3 million in 2007 and to RMB350.2 million ($51.3 million) in 2008, representing a CAGR of 42.6% from 2006 to 2008.
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
     Our business and revenue growth primarily depend on the size of the pharmaceutical products in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus our expansion of retail stores in metropolitan markets, where living standards and consumer purchasing power are higher than rural areas, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. For example, the recent global economic and financial market crisis has caused, among other things, lower customer spending across China. As a result, sales of our premium priced high-end anti-cancer medication Endu, which is currently excluded from national medical insurance catalogue, have declined and may continue to decline as patients decrease their purchases as a result of worries about economic conditions or reduced incomes. In addition, the timing and nature of any recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not continue to be materially and adversely affected.
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
The Extent of Inclusion of Our Pharmaceuticals in the Medical Insurance Catalogs
     Eligible participants in the national basic medical insurance program in China, which consists of mostly urban residents, are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the national and provincial Medical Insurance Catalogs. See “Item 4. Information of the Company—B. Business Overview—Regulation—Reimbursement Under the National and Provincial Medical Insurance Programs.” Factors that affect the inclusion of medicines in the Medical Insurance Catalogs include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. As of March 31, 2009, 24 of our 45 principal products that were manufactured and sold were included in the national Medical Insurance Catalog and 15 were included in the Medical Insurance Catalog of various provinces, municipalities and autonomous regions. The inclusion of a medicine in the Medical Insurance Catalogs can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements. However, pharmaceuticals included in the Medical Insurance Catalogs are subject to price controls in the form of fixed retail prices or retail price ceilings, and are subject to periodical price adjustments by the relevant regulatory authorities. Such price controls, especially downward price adjustments, may negatively affect the unit price of our products. See “—Product Pricing and Price Controls.” On balance, we believe that the benefit of the inclusion of our pharmaceuticals in the Medical Insurance Catalogs outweighs the cost of such inclusion.
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
     As of March 31, 2009, 24 of our 45 principal products that were manufactured and sold were included in the national Medical Insurance Catalog and were subject to price controls at the national level. In addition, 15 were included in the relevant provincial Medical Insurance Catalogs and were subject to price controls within the respective province, municipality or autonomous region. However, PRC government authorities impose no control over the prices at which pharmaceutical manufacturers sell their products to their distributors. Nevertheless, the prices at which pharmaceutical manufacturers such as us sell products to distributors are impacted by the relevant fixed retail price or retail price ceilings.
     Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 24 times. The latest price reductions occurred in January, March, April and May of 2007 and affected a total of 466 different Chinese medicines and 614 different western pharmaceuticals. We expect the retail prices of additional pharmaceuticals to be adjusted periodically in the future. Since January 1, 2006, the retail price of Faneng, Nanyuan and Zaiqi were adjusted downward. Such retail price control, especially future downward price adjustments, may negatively affect our revenues and profitability. The following table sets forth the relevant information with respect to historical retail price adjustments of our products since January 1, 2006:

				Maximum Retail	Maximum Retail
				Price Before	Price After
			Date of	Adjustment	Adjustment
Product	Brand	Dosage Form	Adjustment	(RMB)	(RMB)
Herbal Cough Medicine	Simcere Kechuanning	Liquids (6 10ml vials per box)	March 15, 2007	16.9	16.8
Amlodipine maleate	Ningliping	Tablets (10 5mg tablets per box)	January 26, 2007	45.0	38.8
Benazepril hydrochloride	Puliduo	Tablets (14 10mg tablets per box)	January 26, 2007	47.0	41.1
Alfacalcidol	Faneng	Capsules (20 0.25ug capsules)	January 26, 2007	52.0	38.6
	Faneng	Capsules (30 0.25ug capsules)	January 26, 2007	78.0	47.1
Ribavirin dispersible	Nanyuan	Dispersible tablets (24 0.1g packs)	August 28, 2006	18.2	8.1
Azithromycin	Zaiqi	Granules (6 0.1g packs)	October 10, 2005	24.6	12.5
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
Acquisitions
     On May 28, 2006, we entered into an agreement to acquire an 80.0% equity interest in Shandong Simcere, a PRC pharmaceutical company engaged in the research, development, manufacture and sale of an anti-cancer medication under the name Endu. Prior to the completion of the acquisition, we began to market and sell Endu in July 2006 through Jiangsu Simcere as the exclusive distributor for Shandong Simcere in China. Upon completion of the acquisition on September 30, 2006, we also began to manufacture Endu in China. Under the share purchase agreement, we agreed to pay Shandong Simcere’s existing shareholders a total purchase price of RMB196.6 million, payable in cash, of which a total of RMB186.8 million has been paid as of December 31, 2006. According to the agreement, the remaining balance of RMB9.8 million will be paid upon completion of the trial period for certain quality control measures in relation to Endu, which are procedural in nature. In June 2007, we further acquired an additional 10.0% equity interest in Shandong Simcere for RMB27.1 million in cash. In January 2009, we acquired the remaining 10.0% equity interest in Shandong Simcere for RMB30.1 million ($4.4 million) payable in cash. We believe that our current levels of cash and cash flows from operations will be sufficient to meet our remaining payment obligation with respect to the acquisition.
     In September 2007, we entered into a definitive agreement to acquire a 51.0% equity interest in Jilin Boda for a total of RMB123.1 million in cash. The acquisition was completed in October 2007. Jilin Boda manufactures the injectable stroke management medication, Yidasheng, the only other edaravone injection currently available in China other than Bicun at that time. In November 2007, we acquired 100% equity interest in Master Luck

Corporation Limited, which in turns holds an 85.71% equity interest in Nanjing Tung Chit, the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is marketed under the brand name Jiebaishu. Total consideration for the acquisition was RMB32.9 million in cash. We believe Jiebaishu, as a leading nedaplatin product in China, further complements our current portfolio of anti-cancer pharmaceuticals that already include our innovative pharmaceutical Endu, as well as provide us with a manufacturing facility and production line for chemotherapy pharmaceuticals that is in compliance with GMP standards. In April 2008,we acquired a 70.0% equity interest in Wuhu Simcere Zhong Ren, the manufacturer of first-to-market 5-FU sustained release implants for the treatment of cancer under the brand name of Sinofuan, with a total consideration of RMB65.1 million ($9.5 million) in cash. The acquisition enhances our offerings in the anti-drug market and creates synergies with Endu, the anti-tumor drug.
     In May 2009, we entered into an agreement to indirectly acquire approximately 35% of the equity interest of Shanghai Celgen for a total cash consideration of RMB140.0 million. Shanghai Celgen has strong expertise in research and production of therapeutic antibodies and possesses an antibody manufacturing facility in Shanghai, for which GMP certification is pending. Shanghai Celgen’s major biogeneric drug candidate, an etanercept, has completed clinical trials and is currently awaiting approval from the SFDA. In addition, we are entitled to unwind the acquisition and the selling shareholders are required to return the amounts paid by us if the SFDA does not approve Shanghai Celgen’s major biogeneric drug candidate within 24 months from the date of agreement. The agreement is subject to certain closing conditions.
     In May 2009, we entered into an agreement to acquire a 37.5% equity interest in Jiangsu Yanshen, a China-based developer and manufacturer of vaccines, from existing shareholders for a total cash consideration of approximately RMB195.5 million. Jiangsu Yanshen’s core products include an influenza vaccine and a human use rabies vaccine (vero cell). Upon the closing of the transaction, we are expected to be the largest shareholder in Jiangsu Yanshen. Jiangsu Yanshen has received a new medicine certificate from the SFDA for its freeze-dried human use rabies vaccine (vero cell) and has completed clinical trials of its purified hepatitis A inactivated vaccine (vero cell). SFDA approval for the purified hepatitis A inactivated vaccine (vero cell) and GMP certification for the associated new manufacturing facility are pending.
Revenues
     We generate revenue mainly from the sales of our products. Our product revenues represent our revenues from the sales of our products, less value-added taxes, or VAT. Our total revenues also include other revenue, which primarily represent the refund of a portion of the VAT paid.
     Our products include antibiotics, anti-stroke medications, anti-inflammatory drugs, anti-cancer medications and other medicines. We generate a substantial portion of our revenue from sales of Bicun, Zailin, Endu and Yingtaiqing, which in aggregate, accounted for 70.6%, 78.5% and 71.8% of our product revenues in 2006, 2007 and 2008, respectively.
     The following table sets out a breakdown of our revenues for these major products, and each item expressed as a percentage of our product revenues, for the periods indicated:

	Year Ended December 31,
	2006		2007		2008
	(in	(% of	(in	(% of	(in	(% of
	thousands	product	thousands	product	thousands	product
	of RMB)	revenues)	of RMB)	revenues)	of RMB)	revenues)
Bicun	230,867	24.4	426,216	31.3	570,584	32.9
Zailin	266,790	28.1	287,333	21.0	290,215	16.7
Endu	34,726	3.7	216,193	15.9	239,439	13.8
Yingtaiqing	136,754	14.4	140,824	10.3	146,660	8.4
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
     Our distributor customers are widely dispersed on both a geographic and revenues basis even though each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. In 2006, 2007 and 2008, no single distributor contributed, on an individual basis, 10.0% or more of our total revenues, and sales to our five largest distributors accounted in aggregate for approximately 12.7%, 13.8% and 11.6%, respectively, of our product revenues.
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
     We allow a portion of our distributor customers to make payment by bills receivable. Bills receivable primarily represents a short-term note receivable issued by a financial institution that entitles us to receive the full face amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Historically, we have not experienced any losses on bills receivable.
     In the past, we have experienced limited amounts of uncollectible accounts receivable. In 2006, 2007 and 2008, the provision for bad debt expense amounted to RMB1.4 million, RMB1.2 million and RMB1.6 million ($0.2 million), respectively. Our allowance for doubtful accounts amounted to RMB7.7 million and RMB8.1 million ($1.2 million), as of December 31, 2007 and 2008, respectively.
Cost of Materials and Production and Operating Expenses
     The following table sets forth our cost of materials and production and operating expenses as percentages of our total revenues for the period indicated:

	Year Ended December 31,
	2006	2007	2008
	(in percentages)
Cost of materials and production	20.0	17.6	18.4
Operating expenses
Research and development expenses	3.6	4.9	4.9
Sales, marketing and distribution expenses	46.6	46.4	45.0
General and administrative expenses	10.3	11.8	11.2
Total operating expenses	60.5	63.1	61.1
     Our cost of materials and production increased from 2006 to 2008 as a result of our increased sale of Bicun, Endu, Yidasheng and Sinofuan. However, our cost of materials and production declined as a percentage of our total revenues from 2006 to 2008 as the cost of materials and production of Bicun and Yidasheng as a percentage of their revenues is lower compared to those of our other major products as we manufacture the raw materials used for the manufacturing of Bicun and Yidasheng instead of purchasing such raw materials from third party suppliers. In addition, cost of materials and production as a percentage of revenues is lower for Endu and Sinofuan as compared to those of our generic pharmaceuticals. Our operating expenses as a percentage of our total revenues increased from 2006 to 2007. This increase was due primarily to the increase in our research and development expenses as a percentage of our total revenues, which was due primarily to the increase in research and development expenses associated with the Phase IV clinical trials for Endu and the continued expansion of our research and development activities. Our operating expenses as a percentage of our total revenues decreased from 2007 to 2008. The decrease was primarily due to the decrease in our sales, marketing and distribution expenses as a percentage of our total revenues as a result of improved economies of scale associated with the expansion of our operations. The increase from 2006 to 2008 in our general and administrative expenses associated with becoming a listed company in the United States in April 2007.
Cost of Materials and Production
     Our cost of materials and production primarily consists of:
•	costs of the pharmaceuticals in which we are the exclusive distributors of;

•	costs of the necessary active ingredients and supporting ingredients of pharmaceuticals we manufacture and various types of packaging materials;

•	salaries and benefits for personnel directly involved in production activities;

•	overhead costs, including utility, maintenance of production equipment and other support expenses associated with the production of our products; and

•	depreciation of property, plant and equipment used for production purposes. Depreciation of property, plant and equipment attributable to production activities is capitalized as part of inventory, and expensed as cost of materials and production when products are sold.
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
     We are developing a number of new pharmaceuticals through our in-house expertise and through joint research and development efforts with universities and research institutions in China. As of March 31, 2009, we had over 12 product candidates in various stages of development. Product candidates that we believe have the highest potential for commercialization include palonosetron for injection and iguratimod tablets, all of which we are currently seeking SFDA approval. See “—C. Research and Development—Product Candidates.” We plan to commence the manufacturing, marketing and sales of these products as soon as we obtain the relevant SFDA approvals.
     We entered into an agreement with Tsinghua University in February 2006 to establish a Joint Laboratory for Drug Discovery to engage in the research and development of innovative pharmaceuticals. The joint laboratory is operated under the direction of a management committee, which consists of six members, with Tsinghua University and us each appointing three members. The agreement has a term of three years. Under the agreement, we will provide funding of RMB1.7 million for the daily operations of the joint laboratory. As of December 31, 2008, we have provided an aggregate of RMB3.8 million that includes laboratory launch costs of RMB0.5 million, research and development expenses for 2006 and 2007 of RMB0.8 million and RMB1.3 million, respectively, and annual laboratory operation and maintenance expenses of RMB0.4 million for 2006, 2007 and 2008, respectively. We will further provide additional research funding of RMB2.2 million once appropriate research and development projects are identified and approved by the management committee. However, we are not obligated to provide research funding if no such appropriate project is identified or approved. As of December 31, 2008, a total of five research and development projects were approved and engaged by the joint laboratory. The obligations, rights and benefits of Tsinghua University and us as to each research and development project will be set out in a separate technological agreement to be entered into with respect to each project when we have determined that the results of such research and development project have commercialization potential.
     We also entered into an agreement in January 2007 with Advenchen, a pharmaceutical research and development company in the United States as a research partner to engage in the research and development of, clinical studies for, and the commercialization of an anti-cancer pharmaceutical based on a chemical compound owned by Advenchen. Under the terms of the agreement, we agreed to provide research assistance and funding of up to RMB30.0 million of which RMB2.0 million has been provided in February 2007. We provided an additional RMB1.0 million upon receiving three successful batches of anti-cancer pharmaceutical samples in July 2007. Another RMB1.0 million was paid upon the launch of the pre-clinical study in July 2008. The remaining RMB26.0 million will be further provided if additional milestones as set forth under the agreement are achieved. In addition, if any government grants are received in relation to this research and development project, we agreed to provide an amount equal to 10.0% of such grant to Advenchen to be used in research activities that are related to the anti-cancer pharmaceutical covered under this agreement, such as the research and development of delivery mechanisms for the anti-cancer pharmaceutical. We also have a right to terminate the agreement if Advenchen cannot successfully obtain a valid invention patent in China for the chemical compound it owns at which point we will terminate any further research and development activities under the agreement, and Advenchen will refund half of the funding already provided to it under the agreement. Pursuant to the agreement, we will be entitled to all intellectual property rights, the right to commercialize and all interests in the anti-cancer pharmaceutical in China, and will share equally with Advenchen the intellectual property rights outside of China. In addition, we will pay Advenchen 3.5% of total revenues from the sales of the anti-cancer pharmaceutical in China, deducting the costs of packing, transportation, advertising and marketing, taxation, discounts and other relevant costs, until the expiration of its patent period, provided that the anti-cancer pharmaceutical is successfully developed and commercialized. We began in 2008 pre-clinical trials of the anti-cancer pharmaceutical under the agreement, including the pharmacodynamics researches on lung cancer, animal pharmacokinetics researches and safety evaluation researches. We estimate that such researches can be completed by the end of 2009 at which time we will apply with the SFDA for investigational new drug application.

     On December 12, 2008, we entered into an agreement to collaborate on the co-development and production of humanized RabMAb® antibody therapeutics for tumors with Epitomics, Inc., a provider of humanized rabbit monoclonal antibodies for therapeutic use. Under the agreement, we and Epitomics, Inc. will collaborate on pre-clinical and clinical trials, product manufacturing, and product distribution in the international markets. We will have the exclusive production and distribution rights in China. We agreed to pay a total funding of up to $5.0 million (RMB34.1 million) of which $1.0 million (RMB6.8 million) was paid to acquire the license rights of in-process R&D materials in January 2009. The remaining $4.0 million (RMB27.3 million) will be provided at various dates upon achievement of certain milestones as set forth under the agreement.
     According to the agreement, we will hold the rights to commercialize the drug in China and Epitomics, Inc. will hold the rights to commercialize the drug outside China. In addition, if the anti-cancer pharmaceutical is successfully developed and commercialized, we will pay Epitomics, Inc. royalties on the net sales derived from the sales of this drug in China upon achieving certain agreed annual net sales level.
     Prior to the drug entering Phase I clinical trial in the United States or Europe, we will enjoy 40% of the income derived from the sale, transfer, assignment, license and/or disposition of the drug outside China. After the drug entering Phase I clinical trail in the United States or Europe, we will enjoy 50% of the income derived from the sale, transfer, assignment, license and/or disposition of the drug outside China. However, this is subject to a condition that we are required to share 50% of the related development costs, as defined in the agreement, incurred outside China. Also, we will enjoy 50% of the profit arising from the sales of the drug outside China.
     Our subsidiary Jilin Boda, which we acquired in October 2007, has entered into a licensing agreement on September 27, 2005 with Jilin Medical Research Institute for the rights to use, manufacture and sell Polaprezinc APIs and granules which are new medications for the treatment of gastric ulcer. Under the terms of the agreement, Jilin Medical Research Institute agreed to complete the application for the new medicine certificates and obtain the relevant production approvals, which we currently expected to be completed before June 30, 2010. As of March 31, 2009, Jilin Boda has paid an aggregate of RMB1.6 million of the total contractual amounts of RMB2.7 million. The remaining will be paid upon the approval of the new medicine certificates and when the production approvals are obtained. However, if such production approvals are not obtained, Jilin Boda will be entitled to the return of the already paid amount.
     Our subsidiary Jilin Boda also entered into a licensing agreement for Qiyetongmai capsule, a new anti-stroke pharmaceutical, with Jilin Province TCM Engineering Research Center on June 18, 2007. Qiyetong capsule is a new drug used in the therapy of stroke. Under the terms of the agreement, Jilin Province TCM Engineering Research Center is to transfer the patents and the rights to use, manufacture and sell Qiyetongmai capsules and its API. Jilin Province TCM Engineering Research Center has also agreed under the agreement to complete the application for new medicine certificate and obtain the relevant production approvals before July 1, 2010. Amount to be paid under the agreement is RMB6.5 million. As of March 31, 2009, Jilin Boda has paid an aggregate of RMB1.8 million. If Jilin Province TCM Engineering Research Centre fails to perform its obligations under the agreement, Jilin Boda will be entitled to the return of the already paid amount.
     In September 2007, our subsidiary Simcere Research entered into a technology development agreement with China Pharmaceutical University to develop Endu as a long acting pharmaceutical through the PEGylation process. The PEGylated Endu will reduce the number of times in which Endu is required to be administered to once every week or two weeks. Amount to be paid under the agreement is RMB2.9 million and as of March 31, 2009, Simcere Research has paid an aggregate of RMB0.8 million. In addition, Simcere Research has agreed under the agreement to transfer to China Pharmaceutical University 0.5% of the total revenue deriving from the sales of this pharmaceutical every year for three years upon successfully obtaining new medicine certificate. The PEGylated Endu is currently undergoing pre-clinical studies.
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
     We expense research and development costs as and when incurred. These expenses include the costs of our internal research and development activities and the costs of research and development conducted by others on our behalf, such as through third-party collaboration arrangements discussed above. Upfront payments for research and development costs in connection with third party research and development collaboration arrangements prior to obtaining regulatory approval are recognized as research and development expenses as the research and development activities are performed. Refundable milestone payments made by us in advance to third parties under research and development arrangements are recorded as research and development expense when the specific milestone is achieved. Research and development costs incurred subsequent to obtaining regulatory approval are capitalized and amortized over the shorter of the remaining license period and the patent protection period for the product.
     We have incurred research and development expenses of RMB34.3 million, RMB68.3 million and RMB86.1 million ($12.6 million) in 2006, 2007 and 2008, respectively, representing 3.6%, 4.9% and 4.9% of our total revenues, respectively.
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
Sales, Marketing and Distribution Expenses
     Sales, marketing and distribution expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing, distribution and customer support functions and costs associated with advertising and other marketing activities including expenses of engaging professional promotion and marketing companies. We host in-person product presentations, conference and seminars for physicians, other healthcare professionals and research scholars to promote and generate awareness of our pharmaceuticals. For our OTC pharmaceuticals, we also carry out consumer advertising and educational campaigns. As the pharmaceutical market in China continues to grow, we plan to further develop and strengthen our sales, marketing and distribution network in order to increase the market recognition of our products and our Simcere brand name. In 2006, 2007 and 2008, sales, marketing and distribution expenses increased primarily as a result of the additional sales and marketing activities carried out by an increased number of sales personnel and our increased product offerings. In the near term, we expect our total sales, marketing and distribution expenses to increase as we continue to broaden our market reach and increase revenues by introducing new branded pharmaceuticals, such as our new innovative pharmaceutical Endu, and by enhancing and strengthening the brand names and marketing efforts of our existing portfolio of pharmaceuticals.
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
Share-Based Compensation Expenses
     We adopted our 2006 share incentive plan on November 13, 2006, under which we issued to certain members of our directors, senior management and key employees on November 15, 2006 options to purchase 10.0 million ordinary shares at an exercise price of $4.20 per ordinary share. These options vest over a five-year period, with 20.0% of them vesting on November 14 of each year beginning in 2007. These options will expire on November 14, 2012. On March 29, 2007, we granted 1,045,000 options to our independent directors and certain employees with an exercise price equal to $6.75. These options vest over a five-year period, with 20.0% of them vesting on March 28 of each year beginning in 2008. On May 5, 2008, we granted 400,000 options to a senior executive officer with an exercise price equal to $6.755. These options vest over 4.85 year, with 20.0% of them vesting on March 8 of each year beginning in 2009. On December 24, 2008, we granted 100,000 options to a senior executive officer with an exercise price equal to $3.445. These options vest over 4.69 year, with 20.0% of them vesting on August 31 of each year beginning in 2009. All of the above options granted will also vest only if the option holder is still a director or an employee of our company at the time of the relevant vesting or unless otherwise approved by our compensation committee.
     We account for share-based compensation expenses based on the fair value of the share options on the date of the grant and recognize the amount over the requisite service period.
     We recognized share-based compensation in the amount of RMB3.4 million, RMB30.8 million and RMB25.5 million ($3.7 million) in 2006, 2007 and 2008, respectively. Share-based compensation expenses are allocated among each of research and development expenses, sales, marketing and distribution expenses and general and administrative expenses based on the nature of the work our employees were assigned to perform.

     On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible directors, employees and consultants the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2006 Share Incentive Plan for our restricted shares. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that are validly tendered in the exchange offer. A total of 154 directors and employees accepted the offer, and tendered options to purchase an aggregate of 9,802,400 ordinary shares in exchange for an aggregate of 4,750,018 restricted shares, which were granted on May 7, 2009. The exchange of the share option awards for restricted shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. We do not expect the effect of this award modification on share-based compensation expense over the remaining requisite service period to be significant.
Taxation and Incentives
     On March 16, 2007, the National People’s Congress passed the new CIT law which became effective as of January 1, 2008. The new CIT law provides that all enterprises in China, including foreign-invested companies, are subject to a uniform 25% corporate income tax rate and all tax reduction or exemption as well as incentives previously solely available to foreign-invested enterprises are cancelled. However, the new CIT law provides a five-year transition period from its effective date for those enterprises which were established before March 16, 2007 and were entitled to a preferential lower tax rate under the then effective tax laws or regulations as well as grandfathering tax holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively. In addition, entities previously entitled to a 2+3 tax holiday under the then effective tax laws and regulations shall continue to enjoy the tax holidays until they expire.
     Further, entities that qualify as “Advanced and New Technology Enterprises” or ANTEs under the new CIT law are entitled to a preferential income tax rate of 15%. According to the Notice on Prepayment of Corporate Income Tax issued by the State Administration of Taxation, an ANTE recognized according to previous tax regulations prior to January 1, 2008 should be subject to a corporate income tax rate of 25% before it is re-identified as an ANTE under the new CIT law.
     On April 14, 2008, the Management Measures of Identifying Advanced and New Technology Enterprises and its annex, Key Fields of New and High-Tech Supported by the State, were issued jointly by the Ministry of Science and Technology, State Administration of Tax and the Ministry of Finance that outlines the detailed procedures and measures to identify such ANTEs. In December 2008, Shandong Simcere and Boda were recognized by the Chinese government as ANTEs under the new CIT law and entitled to the preferential income tax rate of 15% from 2008 to 2010. Under the new CIT law, where the transitional preferential income tax policies and the preferential policies prescribed under the new CIT law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. Shandong Simcere has chosen to enjoy the “2+3 tax holiday” grandfathering treatment until its expiry in 2011.
     Hainan Simcere and Nanjing Simcere were both converted from domestic companies into foreign-invested enterprises in March 2006. In addition, Shandong Simcere and Tung Chit are foreign-invested enterprises established in 1999 and 2001 respectively. Prior to January 1, 2008, Hainan Simcere, Shandong Simcere, Nanjing Simcere and Tung Chit, being production-oriented foreign investment enterprises, were each entitled to a 2+3 tax holiday. In addition, Hainan Simcere and Shandong Simcere, being located in one of the Special Economic Zones and Economic and Technological Development Zones, respectively, were entitled to a reduced income tax rate of 15%. Further, Shanghai Simcere was located in KangQiao Industrial Area and was granted a reduced income tax rate of 15% for 2007 by the local taxing authority.
     Hainan Simcere, Nanjing Simcere and Tung Chit completed their two-year full income tax exemption in 2007. As a result of these preferential tax treatments and other local tax incentives, our effective income tax rates were 3.9%, 4.1% and 11.5% in 2006, 2007 and 2008, respectively.

     The new CIT law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation rules for the new CIT law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) our overseas registered entities to be treated as PRC resident enterprises.
     Under the new CIT law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise”, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC income tax. It is also unclear whether, if we are considered a PRC “resident enterprise”, holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.
Critical Accounting Policies and the Use of Estimates
     We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities, (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, including the current economic environment, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. We adjust such estimates and assumptions including our estimates of future operations. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Change in these estimates resulting from continuing changes in economic environment will be reflected in the consolidated financial statements in future periods. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions. Some of our accounting policies also require a higher degree of judgment than others in their application.
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
Allowance for Doubtful Accounts
     We grant credit to a portion of our customers in the normal course of business depending on the customers’ credit worthiness and the type of products we sell to them, although we require some customers to make payment prior to shipment. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the allowance by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. In the event that we believe a trade receivable will become uncollectible, we record additional provision to increase the allowance for doubtful accounts. The accounting effect of this entry is a charge to income. We believe our allowance to doubtful accounts is sufficient to reflect the recoverability of our accounts receivable. If our business grows, we expect our accounts receivable balance to increase, as could our allowance for doubtful accounts. If the financial condition of our customers deteriorates, our uncollectible accounts receivable could exceed our current or future allowances. See “—Revenues.” Our accounts and bills receivables increased as compared to December 31, 2007 as a result of increased sales in the fourth quarter of 2008 and longer credit period granted to customers.
     The following table presents the movement of allowance for doubtful accounts in 2006, 2007 and 2008:

	Year Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	$
	(in thousands)
Balance at the beginning of the year	5,556	6,834	7,709	1,130
Additions charged to bad debt expense	1,433	1,203	1,576	231
Additions related to acquisitions of subsidiaries	—	1,074	—	—
Write-off of accounts receivable charged against the allowance	(155)	(1,402)	(1,216)	(178)

Balance at the end of the year	6,834	7,709	8,069	1,183

Inventories
     We value our finished goods inventory at the lower of cost, which consists of the cost of direct labor and raw materials as well as allocation of variable and fixed production overheads, and market value. Variable production overheads are allocated to each unit of production based on the actual use of the production facilities and fixed production overheads are allocated to the cost of conversion based on the normal capacity of the production facilities. We determine normal capacity as being a reasonable level of production volume supported by sufficient customer demand without any abnormal equipment downtime due to shortages of materials and labor. Expenses relating to abnormal levels of idle or excess facilities, spoilage and similar costs are expensed as incurred. In 2006, 2007 and 2008, we did not incur any significant abnormal amounts of idle facility expenses or spoilage as our manufacturing facilities were operating at normal capacity. Our inventory as of December 31, 2008 increased as compared to December 31, 2007 because of the acquisition of the new product, Sinofuan, the launch of the new product, Anxin, and the build-up of inventories to meet the anticipated customer demand in 2009.
     We write down the cost of inventory that we specifically identify and consider as obsolete. Finished goods inventory is considered obsolete when it has less than six months of remaining shelf life. Our raw materials and packaging materials are not subject to significant risk of obsolescence. We manage our inventory level based on our estimates of future demand within a specific time period, generally three months or less based on existing customer orders and, to a limited extent, forecasted customer orders. Given our manufacturing plan is primarily based on existing customer orders, we have recorded minimal inventory write-downs in the past. Our inventory write-downs for 2006, 2007 and 2008 were RMB2.1 million, RMB3.2 million and RMB3.0 million ($0.4 million), respectively.
Depreciation and Amortization
     Our long-lived assets include property, plant and equipment, intangible assets such as customer relationships, developed technology and product trademarks, manufacturing licenses and goodwill.
     Except for goodwill, we amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property, plant and equipment (including the salvage values) and intangibles, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. We estimate the useful lives at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives and salvage values in 2006, 2007 and 2008.
Long-Lived Assets and Goodwill

     As of December 31, 2008, our intangible assets primarily consisted of developed technology and customer relationships that we acquired in connection with our acquisitions of a 90.0% equity interest in Shandong Simcere, a 51.0% equity interest in Jilin Boda, an 85.71% equity interest in Nanjing Tung Chit and a 70.0% equity interest in Wuhu Simcere Zhong Ren during 2006, 2007 and 2008. We allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition. This process is commonly referred to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any intangible assets acquired. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future.
     The fair values of developed technology and customer relationships were determined by us with inputs from our independent appraisers.
     The developed technology acquired in connection with our acquisitions represents the right to use, manufacture, market and sell patented and generic pharmaceuticals. These pharmaceuticals include the anti-cancer drug, Endu, the edaravone injection, Yidasheng, the nedaplatin injection, Jiebaishu, and 5-FU sustained release implant, Sinofuan. We estimated the fair value of the developed technology based on an income approach. Under this approach, fair value of an asset is determined based on the present value of projected future net cash flows associated with the use of the asset. The most significant estimates and assumptions inherent in the income approach when we valued the developed technology include: the growth rate of our revenue from sales; the earnings before interest and tax, or EBIT, margin derived from sales; the discount rate selected to measure the risks inherent in future cash flows; and our assessment of the product life cycle. We also considered competitive trends influencing the sales, including consideration of any technical, legal, regulatory, and economic barriers to entry. Any material change in any of the key assumptions would affect the fair value of the developed technology which would have an offsetting effect on the amount of goodwill recognized from the acquisitions. Future events, such as market acceptance, introduction of superior pharmaceuticals by our competitors, regulatory actions, safety concerns as to our pharmaceuticals, and challenges to and infringement of our intellectual property rights, could result in write-downs of the carrying value of the developed technology. We estimated the economic useful life of the developed technology by taking into consideration the remaining protection period of the underlying pharmaceuticals’ patent rights in China and the expected competitive trend in the PRC market. We adopted a straight-line method of amortization for the developed technology as the pattern in which its economic benefits are used up cannot be reliably determined. Material changes in any of our key assumptions would affect the fair value of our developed technology.
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
     We evaluate goodwill at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. The first step of the impairment test involves comparing the fair value of our reporting unit with the reporting unit’s carrying amount, including goodwill. Secondly, if the carrying amount of the reporting unit exceeds its fair value, we then recognize an impairment loss for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. We determine the implied fair value of goodwill by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. As of December 31, 2007 and 2008, our goodwill balance was RMB161.5 million and RMB178.2 million ($26.1 million), respectively. Our goodwill balance as of December 31, 2007 related to our acquisition of Nanjing Simcere in 2003, our acquisition of 80.0% of Shandong Simcere in September 2006, the acquisition of an additional 10.0% interest in Shandong Simcere in June 2007, the 51.0% interest in Jilin Boda and the 100% interest in Master Luck. The increase in our goodwill balance in 2008 was primarily due to the acquisition of a 70.0% interest in Wuhu Simcere Zhong Ren in April 2008. The fair value of this reporting unit is determined using our market capitalization based on the quoted market price of our ordinary shares for the purpose of testing goodwill for impairment. There have been no impairment charges recognized for goodwill in 2006, 2007 and 2008.
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
     For the purpose of determining the estimated fair value of our share options granted in 2006 and 2007, we believe expected volatility and estimated share price of our ordinary shares are the most sensitive assumptions since we were a privately held company at the time we granted our options. Changes in the volatility assumption and the estimated share price of our ordinary shares could significantly impact the estimated fair values of the options calculated by the Black-Scholes option pricing model. Expected volatility is estimated based upon the latest five-year average volatility of six guideline companies listed in the United States with similar business as ours, all of which had been trading for at least five years. Guideline companies were used because we did not have a trading history at the time the options were issued and prior to having sufficient share price history to calculate our own historical volatility, we believe that the average volatility of the guideline companies is a reasonable benchmark to use in estimating the expected volatility of our ordinary shares. For options granted in 2008, we used the historical volatility of our shares to estimate the expected volatility.
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
     For the options granted on May 5, 2008, we used the closing price of our ordinary shares of $6.755, an expected volatility of 58.8%, expected term of the options of 5.35 years, expected dividend yield of 0.0% and a risk-free interest rate of 3.69%, resulting in an estimated fair value per option of $3.73.
     For the options granted on December 24, 2008, we used the closing price of our ordinary shares of $3.445, an expected volatility of 74.4%, expected term of the options of 5.19 years, expected dividend yield of 0.0% and a risk-free interest rate of 1.54%, resulting in an estimated fair value per option of $2.13.

Income tax uncertainties and realization of deferred tax assets
     Our income tax provision, related deferred tax assets and deferred tax liabilities are recognized and measured based on actual and expected future income, PRC statutory income tax rates, PRC tax regulations and tax planning strategies. Significant judgment is required in interpreting tax regulations in the PRC, evaluating uncertain tax positions, and assessing the likelihood of realizing deferred tax assets. Actual results could differ materially from those judgments, and changes in judgments could materially affect our consolidated financial statements.
     At December 31, 2007 and 2008, we had total gross deferred tax assets of RMB36.1 million and RMB35.6 million ($5.2 million), respectively. We record a valuation allowance to reduce our deferred tax assets if, based on the weight of available evidence, we believe expected future taxable income is not likely to support the use of a deduction or credit in that jurisdiction. We evaluate the level of our valuation allowances quarterly, and more frequently if actual operating results differ significantly from forecasted results. At December 31, 2007 and 2008, our deferred tax asset valuation allowance was RMB26.1 million and RMB24.5 million ($3.6 million), respectively. Our total income tax expense was increased/(decreased) by RMB4.2 million, RMB15.6 million and (RMB1.6 million) (($0.2 million)) in 2006, 2007, and 2008, respectively, for changes in estimates regarding the realization of our deferred tax assets.
     The change in valuation allowance for 2008 consisted primarily of an increase of RMB9.6 million ($1.4 million) mainly for Jiangsu Simcere’s additional tax losses and a decrease of RMB11.1 million ($1.6 million) for release of Simcere Research’s 2007 valuation allowance, of which RMB10.1 million ($1.5 million) utilized in 2008, as it moved from a cumulative loss position to a cumulative profit position. As of December 31, 2008, our management reassessed the valuation allowance of Simcere Research and concluded that it was more likely than not that sufficient future taxable income would be generated to realize its deferred tax assets.
     On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” or FIN 48. Upon adoption of FIN 48, we reclassified RMB14.2 million of unrecognized tax benefits for which a cash tax payment is not expected within the next twelve months to long-term liabilities in 2007. Our adoption of FIN 48 did not result in a cumulative effect adjustment to the opening balance of our retained earnings.
     Under FIN 48, we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based solely on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, it is presumed that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The tax positions are regularly reevaluated based on the results of the examination of income tax filings, statute of limitations expirations and changes in tax law that would either increase or decrease the technical merits of a position relative to the more likely than not recognition threshold.
     In the normal course of business, we are regularly audited by the PRC tax authorities. The settlement of any particular issue with the applicable taxing authority could have a material impact on our consolidated financial statements.
Results of Operations
     The following table sets forth a summary of our consolidated statements of income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2006		2007		2008
		% of Total		% of Total		% of Total
	RMB	Revenues	RMB	Revenues	RMB	Revenues
			(in thousands, except percentages)

Product revenues	947,797	99.7	1,363,014	99.6	1,736,832	99.8
Other revenue (1)	2,809	0.3	5,734	0.4	4,311	0.2

Total revenues	950,606	100.0	1,368,748	100.0	1,741,143	100.0
Cost of materials and production	(190,560)	(20.0)	(241,081)	(17.6)	(320,882)	(18.4)

Gross profit	760,046	80.0	1,127,667	82.4	1,420,261	81.6
Operating expenses:
Research and development expenses	(34,289)	(3.6)	(68,295)	(4.9)	(86,089)	(4.9)
Sales, marketing and distribution expenses	(442,757)	(46.6)	(634,449)	(46.4)	(782,960)	(45.0)
General and administrative expenses	(98,249)	(10.3)	(161,061)	(11.8)	(194,233)	(11.2)

Total operating expenses	575,295	(60.5)	(863,805)	(63.1)	(1,063,282)	(61.1)

Income from operations	184,751	19.5	263,862	19.3	356,979	20.5
Interest income	2,827	0.3	24,361	1.8	34,302	2.0
Interest expense	(10,705)	(1.2)	(6,346)	(0.5)	(4,693)	(0.3)
Foreign currency exchange gains, net	—	—	24,670	1.8	39,879	2.3
Other income (1)	—	—	20,526	1.5	1,104	0.1

Earnings before income taxes and minority interests	176,873	18.6	327,073	23.9	427,571	24.6
Income tax expense	(6,952)	(0.7)	(13,527)	(1.0)	(49,285)	(2.8)

Income before minority interests	169,921	17.9	313,546	22.9	378,286	21.8
Minority interests	2,337	0.3	(12,285)	(0.9)	(28,135)	(1.7)

Net income (2)(3)	172,258	18.2	301,261	22.0	350,151	20.1

(1)	In 2007, in the Form 6-K furnished with the SEC on August 7, 2007 for the quarter ended June 30, 2007, an incentive payment of RMB20.5 million we received from our depositary in connection with the establishment of the ADR program following our initial public offering was erroneously classified as part of other revenue. Such incentive payment is reclassified as other nonoperating income.

(2)	In 2007 and 2008, other income represented the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering. The incentive payment received in 2007 had the effect of increasing our 2007 net income by RMB20.5 million or RMB0.17 per share on a basic basis and a diluted basis or RMB0.35 per ADS on a basic basis and RMB0.34 on a diluted basis. The incentive payment received in 2008 had the effect of increasing our 2008 net income by RMB1.1 million ($0.2 million) or RMB0.01 ($0.001) per share on a basic basis and a diluted basis or RMB0.02 ($0.003) per ADS on a basic basis and a diluted basis.

(3)	In 2006, two of our operating subsidiaries were eligible for 100% tax exemptions under 2+3 tax holiday. In 2007, four of our operating subsidiaries were eligible for 100% tax exemptions under 2+3 tax holiday, three of which expired at the end of 2007. In 2008, one and three of our operating subsidiaries were eligible for 100% and 50% tax exemptions from income tax, respectively; and two of our operating subsidiaries were qualified as advanced and new technology enterprises and eligible for a preferential income tax rate. The effect of the income tax exemptions and the preferential tax rate for advanced and new technology enterprises increased our net income for 2006, 2007 and 2008 by RMB38.8 million, RMB62.9 million and RMB57.7 million ($8.5 million), respectively, or RMB0.42, RMB0.54 and RMB0.46 ($0.07) on the per share basis, respectively. Prior to 2006, there were no such tax exemptions and preferential tax arrangements in place.
Comparison of Years Ended December 31, 2007 and December 31, 2008
     Total Revenues. Our total revenues include product revenues and other revenue. Product revenues represent our revenues from the sales of our products, less VAT. Other revenue primarily represents refund of a portion of the VAT paid. Our total revenues increased by 27.2% to RMB1,741.1 million ($255.2 million) in 2008 from RMB1,368.7 million in 2007. This increase was primarily due to the increase in the sales of Bicun, Yidasheng, Sinofuan and Endu. Revenues from Bicun increased to RMB570.6 million ($83.6 million) in 2008, representing 32.9% of our product revenues, from RMB426.2 million in 2007, or 31.3% of our product revenues. Revenues from Yidasheng increased to RMB80.6 million ($11.8 million) in 2008, representing 4.6% of our product revenues, from RMB17.2 million in 2007, or 1.3% of our product revenues. Revenues from Sinofuan increased to RMB41.4 million ($6.1 million) in 2008, representing 2.4% of our product revenues. Revenues from Endu increased to RMB239.4 million ($35.1 million) in 2008, representing 13.8% of our product revenues, from RMB216.2 million in 2007, or 15.9%. The significant increases in sales of Endu and Bicun were resulted from the implementation of our strategy of focusing on marking and sales of innovative pharmaceuticals such as Endu and first-to-market generic pharmaceuticals such as Bicun.
     Gross Profit and Gross Margin. Our gross profit increased by 25.9% to RMB1,420.3 million ($208.2 million) in 2008 from RMB1,127.7 million in 2007. Our gross margin decreased to 81.6% in 2008 from 82.4% in 2007. This increase in gross profit was due primarily to the increase in the sales of Bicun, Yidasheng, Sinofuan and

Endu as a percentage of our total revenues, as these products have relatively high gross profits as compared to our other major products. The decrease of gross margin was due primarily to the resale of generic drugs for other pharmaceutical companies at a relatively lower margin in third quarter of 2008. Since we only acted as a distributor for these drugs manufactured by other pharmaceutical companies. These resale activities have been ceased since then.
     Operating Expenses. Our operating expenses increased by 23.1% to RMB1,063.3 million ($155.8 million) in 2008 from 863.8 million in 2007. Operating expenses as a percentage of our total revenues decreased to 61.1% in 2008 from 63.1% in 2007.
•	Research and Development Expenses. Our research and development expenses increased to RMB86.1 million ($12.6 million) in 2008 from RMB68.3 million in 2007. The increase was primarily due to the increased staff costs associated with the Phase IV clinical trials and research of Endu and the increased activity level of our research and development team. Research and development expenses as a percentage of our total revenues remained comparable between intervening years.

•	Sales, Marketing and Distribution Expenses. Our sales, marketing and distribution expenses increased by 23.4% to RMB783.0 million ($114.8 million) in 2008 from RMB634.4 million in 2007. The increase was mainly attributable to the increased marketing service fees paid to professional marketing companies for the promotion of our products. Sales, marketing and distribution expenses as a percentage of our total revenues decreased to 45.0% in 2008 from 46.4% in 2007. This decrease was due primarily to improved economies of scale associated with the expansion of our operations.

•	General and Administrative Expenses. Our general and administrative expenses increased by 20.6% to RMB194.2 million ($28.5 million) in 2008 from RMB161.1 million in 2007. This increase was primarily related to staff costs, expense related to professional service fees associated with being a public company since April 2007. General and administrative expenses as a percentage of our total revenues decreased to 11.2% in 2008 from 11.8% in 2007.
     Interest Income. Our interest income increased to RMB34.3 million ($5.0 million) in 2008 from RMB24.4 million in 2007. This increase was due to the increased average balance of our cash and cash equivalents and short-term investments following the completion of our initial public offering in April 2007.
     Interest Expense. Our interest expense decreased by 26.0% to RMB4.7 million ($0.7 million) in 2008 from RMB6.3 million in 2007. This decrease was due to the repayment of short-term bank loans in 2007.
     Foreign Currency Exchange Gains, Net. Our foreign currency exchange gains totaled RMB39.9 million ($5.8 million) in 2008 which represent unrealized gains resulting from the translation of U.S. dollar denominated intercompany loans to our PRC subsidiaries that were converted to Renminbi and realized gains resulting from the repayment of the above mentioned U.S. dollar denominated intercompany loans to our PRC subsidiaries. As these intercompany loans are not considered long-term investment in nature and given the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gains arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income.
     Other Income. We had other income of RMB1.1 million ($0.2 million) in 2008 compare to RMB20.5 million in 2007 which represents an incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering.
     Income Tax Expense. Income tax expense increased to RMB49.3 million ($7.2 million) in 2008 from RMB13.5 million in 2007. Our effective income tax rates in 2007 and 2008 were 4.1% and 11.5%, respectively. The increases in our income tax expense and our effective income tax rate was due primarily to the expiration of the two-

year full income tax exemption portion of the 2+3 tax holidays enjoyed by three of our operating subsidiaries in 2007.
     Minority interests. Minority interests increased to RMB28.1 million ($4.1million) in 2008 from RMB12.3 million in 2007. It primarily represented the minority share of the profits of Shandong Simcere, Jilin Boda and Wuhu Simcere Zhong Ren. The increase was due primarily to the acquisition of Jilin Boda in October 2007 and Wuhu Simcere Zhong Ren in April 2008.
     Net Income. As a result of the foregoing, our net income increased by 16.2% to RMB350.2 million ($51.3 million), or RMB2.80 ($0.41) per share, in 2008 from RMB301.3 million, or RMB2.56 per share, in 2007, while net margin decreased to 20.1% in 2008 from 22.0% in 2007. The effect of the 100% tax exemption enjoyed by our operating subsidiaries increased our net income by RMB48.8 million ($7.2 million), or RMB0.39 ($0.06) per share in 2008 and RMB62.9 million, or RMB0.54 per share in 2007. The effect of the expiration of the 100% tax exemption enjoyed by three of our operating subsidiaries in 2007 decreased our net margin by RMB31.0 million ($4.5 million) in 2008.
Comparison of Years Ended December 31, 2006 and December 31, 2007
     Total Revenues. Our total revenues include product revenues and other revenue. Product revenues represent our revenues from the sales of our products, less VAT. Other revenue primarily represents refund of a portion of the VAT paid. Our total revenues increased by 44.0% to RMB1,368.7 million in 2007 from RMB950.6 million in 2006. This increase was primarily due to the increase in the sales of Endu and Bicun. Revenues from Endu increased to RMB216.2 million in 2007, representing 15.8% of our product revenues, from RMB34.7 million in 2006. Revenue from Endu increased significantly from 2006 to 2007 primarily due to the fact that Endu only began sale in September 2006. Revenues from Bicun increased to RMB426.2 million in 2007, representing 31.1% of our product revenues, from RMB230.9 million in 2006, or 24.4% of our product revenues. The significant increases in sales of Endu and Bicun were resulted from the implementation of our strategy of focusing on marking and sales of innovative pharmaceuticals such as Endu and first-to-market generic pharmaceuticals such as Bicun.
     Gross Profit and Gross Margin. Our gross profit increased by 48.4% to RMB1,127.7 million in 2007 from RMB760.0 million in 2006. Our gross margin increased to 82.4% in 2007 from 80.0% in 2006. This increase was due primarily to the increase in the sales of Bicun and Endu as a percentage of our total revenues, as Bicun and Endu have lower cost of materials and production as compared to our other major products.
     Operating Expenses. Our operating expenses increased by 50.2% to RMB863.8 million in 2007 from 575.3 million in 2006. Operating expenses as a percentage of our total revenues increased to 63.1% in 2007 from 60.5% in 2006.
•	Research and Development Expenses. Our research and development expenses increased to RMB68.3 million in 2007 from RMB34.3 million in 2006. Research and development expenses as a percentage of our total revenues increased to 4.9% in 2007 from 3.6% in 2006. This increase was due primarily to increased expenses associated with the Phase IV clinical trials of Endu and the continued expansion of our research and development activities.

•	Sales, Marketing and Distribution Expenses. Our sales, marketing and distribution expenses increased by 43.3% to RMB634.4 million in 2007 from RMB442.8 million in 2006. The increase was mainly attributable to the increased marketing service fees paid to professional marketing companies for the promotion of our products and market research expenses incurred in connection with the promotion of the safety and effectiveness of Endu. Sales, marketing and distribution expenses as a percentage of our total revenues decreased to 46.4% in 2007 from 46.6% in 2006. This decrease was due primarily to improved economies of scale associated with the expansion of our operations.

•	General and Administrative Expenses. Our general and administrative expenses increased by 63.9% to RMB161.1 million in 2007 from RMB98.2 million in 2006. General and administrative expenses as a percentage of our total revenues increased to 11.8% in 2007 from 10.3% in 2006. This increase were primarily related to share-based compensation expenses, staff costs, expense related to our initial public offering celebration event and professional service fees associated with being a new public company since April 2007.
     Interest Income. Our interest income increased to RMB24.4 million in 2007 from RMB2.8 million in 2006. This increase was due to the increased average balance of our cash and cash equivalents and short-term investments following the completion of our initial public offering in April 2007.
     Interest Expense. Our interest expense decreased by 40.7% to RMB6.3 million in 2007 from RMB10.7 million in 2006. This decrease was due to a decrease in average balance of our short-term bank borrowings in 2007 as compared to 2006.
     Foreign Currency Exchange Gains, Net. Our foreign currency exchange gains totaled RMB24.7 million in 2007 which represent unrealized gains resulting from the translation of U.S. dollar denominated intercompany loans to our PRC subsidiaries that were converted to Renminbi. As these intercompany loans are not considered long-term investment in nature and given the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gains arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income. We may continue to experience foreign currency exchange gains in 2008 to the extent the intercompany loans remain outstanding and the Renminbi continues to appreciate against the U.S. dollar. We did not experience any foreign currency exchange gains in 2006.
     Other Income. We recorded other income of RMB20.5 million in 2007 which represents an incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering.
     Income Tax Expense. Income tax expense increased to RMB13.5 million in 2007 from RMB7.0 million in 2006. Our effective income tax rates in 2006 and 2007 were 3.9% and 4.1%, respectively. The increases in our income tax expense and our effective income tax rate was due primarily to the recognition of additional deferred tax expense as a result of the change in enacted PRC tax rates effective from January 1, 2008. We recognized additional deferred tax liabilities in the fourth quarter of 2007 resulting from its application of the implementation guidance that was published by the PRC government in December 2007 pertaining to certain provisions of the newly enacted tax laws.
     Minority interests. Minority interests in 2007 was a debit of RMB12.3 million representing the minority share of the profits of Shandong Simcere, Jilin Boda and Nanjing Tung Chit. Minority interests in 2006 was a credit of RMB2.3 million representing the minority share of the loss of Shandong Simcere.
     Net Income. As a result of the foregoing, our net income increased by 74.9% to RMB301.3 million, or RMB2.56 per share, in 2007 from RMB172.3 million, or RMB1.86 per share, in 2006, while net margin increased to 22.0% in 2007 from 18.2% in 2006. The incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering had the effect of increasing our net income by RMB20.5 million, or RMB0.17 per share on a basic basis and a diluted basis, in 2007 from 2006, and our net margin by 1.5% in 2007. The effect of the 100% tax exemption enjoyed by our operating subsidiaries increased our net income by RMB62.9 million, or RMB0.54 per share, in 2007 and RMB38.8 million, or RMB0.42 per share, in 2006.

B.	Liquidity and Capital Resources
Liquidity and Capital Resources
     Following is a summary of our net cash flows for the years indicated:

	Year Ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	$
	(in thousands)
Net cash provided by operating activities	118,951	150,415	147,158	21,568
Net cash (used in)/provided by investing activities	(259,196)	(695,974)	252,668	37,035
Net cash provided by/(used in) financing activities	156,212	938,383	(88,846)	(13,022)
Effect of exchange rate changes on cash and cash equivalents	—	(1,499)	4,482	657
Net increase in cash and cash equivalents	15,967	391,325	315,462	46,238
Cash and cash equivalents at beginning of year	90,060	106,027	497,352	72,899
Cash and cash equivalents at end of year	106,027	497,352	812,814	119,137
     To date, we have financed our operations primarily through cash flows from operations, short-term bank borrowings, equity contributions by our shareholders and our initial public offering in April 2007. We have been able to increase our revenue and net income and generate positive cash flows from operations in each of 2006, 2007 and 2008. We were also able to repay our obligations and bank borrowings when they became due. As of December 31, 2008, we had RMB6.0 million ($0.9 million) and RMB62.0 million ($9.1 million) in outstanding short-term borrowings and outstanding long term-loans, respectively. The outstanding short-term borrowings represent a RMB3.0 million ($0.4 million) unsecured interest-free borrowing from a local district government in Shandong Province which we obtained for working capital purposes and a 3.0 million ($0.4 million) current-portion of long-term loan. The outstanding long-term debts represent a RMB10.0 million ($1.5 million) non-current portion of long -term loan from the local district government in Shandong Province, which is secured and repayable over a 2-year period from 2010 to 2011, and a floating interest rate long-term loan of RMB52.0 million ($7.6 million) from the local district government in Jilin Province to finance the construction of a new production facility in Jilin Province. The floating interest rate long-term loan is repayable over an 11-year period from 2010 to 2020. The weighted-average effective interest rate on long term debt outstanding as of December 31, 2008 was 6.90% per annum. As of December 31, 2008, we also had RMB812.8 million ($119.1 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand, cash deposited in banks and interest-bearing savings accounts.
     We had benefited from the low interest rate, abundant credit environment pre-dating the current economic environment that allowed our customers to obtain credit to purchase our products and to finance their projects utilizing our products on attractive terms. Given the current economic environment, particularly the tightening of the credit markets, we have extended the time period before payments are due, which have created additional demands on our working capital. Our accounts and bills receivables as of December 31, 2008 increased as compared to December 31, 2007 as a result of increased sales in the fourth quarter of 2008 and longer credit period granted to customers.
     In November 2008, our board of directors authorized a share repurchase program with a view to demonstrate our commitment to maximize shareholder value. Under the share repurchase program, we may repurchase up to $50.0 million worth of our issued and outstanding ADSs from the open market or in block trades from time to time for a period of 12 months from the date of such authorization. As of December 31, 2008, we have repurchased 3.0 million of our ordinary shares in the form of ADSs for an aggregate cost of $10.0 million which included $0.1 million of handling charge. As of December 31, 2008, all of the purchased ordinary shares have been retired.
     From January 1, 2009 to May 31, 2009, we further repurchased an additional 7.0 million ordinary shares in the form of ADSs for an aggregate cost of $22.6 million of which included $0.1 million of handling charge. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. Any future repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.

     We believe that our current levels of cash and cash flows from operations and bank borrowings and loans will be sufficient to meet our anticipated cash needs and commitments, including our working capital needs, for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.
     Operating Activities
     Net cash provided by operating activities decreased by 2.2% to RMB147.2 million ($21.6 million) in 2008 from RMB150.4 million in 2007. This decrease was due primarily to a slower rate of cash collections from our customers. This was because more customers chose to make payments with bills receivable instead of cash. Bills receivable are short-term notes receivable issued primarily by a financial institution that entitle us to receive the full face amount at maturity, which generally ranges from three to six months from the date of issuance. Although the increased use of bills receivable by our customers has an adverse impact on the timing of our cash inflows from operating activities, it significantly reduces our credit risk exposure. As our business continues to expand, we expect more customers to make payments with bills receivable instead of cash. In order to manage our liquidity and maintain our accounts receivable turnover days at a reasonable level, we sold more bills receivable to financial institutions during 2008. The net decrease in cash provided by operating activities was also due to the decrease in other payable and accrued liabilities as a result of faster processing of sales and marketing expenses by sales agents and employees in 2008 compared to 2007.
     Net cash provided by operating activities increased by 26.5% to RMB150.4 million in 2007 from RMB119.0 million in 2006. This increase was due primarily to the receipt of an incentive payment of RMB20.5 million in 2007 from our depositary in connection with the establishment of our ADR program, the decrease in cash payments for income taxes to RMB3.1 million in 2007 from RMB22.7 million in 2006 and the decrease in interest payments, which was partially offset by higher accounts and bills receivable. The higher accounts and bills receivable was due primarily to higher bills receivable which have longer settlement period between three to six months where normal accounts receivable have a credit period of one to three months. Bills receivable is a short-term notes receivable issued by a financial institution that entitles us to receive the full face amount from the financial institution at maturity. As we expand our distribution network, we accept more bills receivable even though the settlement period is longer because the credit risk is minimal. Furthermore, although we accepted an increasing amount of bills receivable, the cash generated from the significant increase in sales has more than offset the effect of a longer cash collection cycle resulted from the higher bills receivable.
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
     Investing Activities
     Investing activities provided net cash of RMB252.7 million ($37.0 million) during 2008, mainly from the maturity of held-to-maturity investment securities investments of RMB470.0 million ($68.9 million), partially offset by payment for the acquisition of the 70% equity interest in Wuhu Simcere Zhong Ren of RMB62.4 million ($9.1 million) and for purchases of property, plant and equipment of RMB117.5 million ($17.2 million).
     Net cash used in investing activities increased significantly to RMB696.0 million in 2007 from RMB259.2 million in 2006. Net cash used in investing activities in 2007 consisted primarily of increase in short-term investments of RMB470.0 million, aggregate cash payment of RMB158.6 million in connection with our acquisitions of the 10.0% equity interest in Shandong Simcere, the 51.0% equity interest in Jilin Boda and the

85.71% equity interest in Nanjing Tung Chit and cash payments totaling RMB98.6 million for the costs of obtaining land use rights and the purchases of property, plant and equipment.
     Financing Activities
     Financing activities used net cash of RMB88.8 million ($13.0 million) during 2008, primarily for the repurchase of our ordinary shares of RMB76.9 million ($11.3 million) and repayment of short-term borrowings of RMB17.0 million ($2.5 million).
     In November 2008, our board of directors authorized a share repurchase program that we may purchase up to $50.0 million (RMB341.1 million) worth of our issued and outstanding ADSs. We expect to implement this share repurchase program over the course of 12 months from the date of the authorization and plan to fund the share repurchase program through our available cash received from our initial public offering in April 2007.
     Net cash provided by financing activities increased significantly to RMB938.4 million in 2007 from RMB156.2 million in 2006. Net cash provided by financing activities in 2007 mainly consisted of cash received from our initial public offering in April, which was partially offset by increase in repayment of bank borrowings. Net cash provided by financing activities in 2006 mainly consisted of short-term bank and other borrowings and capital contribution, loans and advances from Assure Ahead Investments Limited in connection with its investment in our company in March 2006 which were partially offset by principal payments on bank borrowings and the distribution payment to New Good Management Limited in connection with our reorganization.
Capital expenditures
     In 2006, 2007 and 2008, our capital expenditures totaled RMB91.9 million, RMB98.6 million and RMB136.8 million ($20.1 million), respectively. In past years, our capital expenditures consisted primarily of the costs of obtaining land use rights and the purchases of property, plant and equipment and our research and development facilities. We estimate that our capital expenditures in 2009 will be approximately RMB298.5 million, which we will use mainly for the purchase of equipment in connection with the expansion of our research and development facilities, and new office buildings in Jiangsu Province and Shanghai. We expect to use cash generated by operating activities and our cash in hand to pay for our capital expenditures in 2009.
Recently Issued Accounting Pronouncements
     On January 1, 2008, we adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 20). The initial adoption of SFAS No. 157 had no impact on our financial position and results of operations.
     FASB Staff Position No. FAS No. 157-2, Effective Date of FASB Statement No. 157, (“FSP FAS 157-2”) delays the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, we have not applied the provisions of SFAS No. 157 to the intangible assets acquired in business combinations during 2008 that have been recognized or disclosed at fair value for the year ended December 31, 2008. On January 1, 2009, we will be required to apply the provisions of SFAS No. 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. We do not expect the initial impact of adopting FSP FAS 157-2 will have a material impact on our consolidated financial statements.
     In October 2008, the FASB issued FASB Staff Position No. FAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP FAS 157-3”) which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS No. 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. We have considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.
     In April 2009, the FASB issued FASB Staff Position No. FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may adopt this guidance earlier for the interim and annual periods ending after March 15, 2009. We are currently evaluating the impact that FSP FAS 157-4 will have on our consolidated financial statements.
     In December 2007, the FASB issued FASB Statement No. 141R, Business Combination (“SFAS No. 141R”), which replaces FASB Statement No. 141. SFAS No. 141R provides revised guidance on the recognition and measurement of the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests and goodwill acquired in a business combination. SFAS No. 141R also expands required disclosure surrounding the nature and financial effects of business combinations. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We plan to adopt the provisions of SFAS No. 141R on January 1, 2009. The adoption of SFAS No. 141R will impact the accounting for business combinations completed by us on or after January 1, 2009.
     In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards for the treatment of noncontrolling interests in a subsidiary. Noncontrolling interests in a subsidiary will be reported as a component of equity in the consolidated financial statements and any retained noncontrolling equity investment upon deconsolidation of a subsidiary will initially be measured at fair value. SFAS No. 160 is effective, on a prospective basis, for fiscal years beginning on or after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. We plan to adopt the provisions of SFAS No. 160 on January 1, 2009. The initial adoption of SFAS 160 is expected to only result in the reclassification and presentation of minority interests as noncontrolling interests in our consolidated financial statements
     In December 2007, the FASB issued Emerging Issues Task Force Issue No. 07-1, “Accounting for Collaborative Arrangements” (“EITF No. 07-1”). EITF No. 07-1 provides guidance regarding financial statement presentation and disclosure of collaborative arrangements, which includes arrangements entered into regarding development and commercialization of products. It requires certain transactions between collaborators to be recorded in the statements of income on either a gross or net basis when certain characteristics exist in the collaborative relationship. EITF 07-1 became effective for us on January 1, 2009. The initial adoption of EITF 07-1 is not expected to have an effect on our financial position and results of operations. However, the adoption of EITF 07-1 may have an effect on the presentation of collaborative arrangements in the consolidated statements of income and could result in the reporting of lower amounts of product revenues and research and development expenses.
     In April 2008, the FASB issued FASB Staff Position No. FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP FAS 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. We do not expect the adoption of FSP FAS 142-3 to have a material impact on our financial position and results of operations.

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
Our Capability
     As of December 31, 2008, we had 205 research staff, 101 of which held master’s degrees and 27 of which held Ph.D. degrees. Our research and development activities are primarily conducted by our operating subsidiary in China, Simcere Research, located in Nanjing, Jiangsu Province. See “Item 4. Information of the Company—B. Business Overview— Our Products—Our Innovative Pharmaceutical Endu (Recombinant Human Endostatin Injection)” for more information as to our anti-cancer research and development activities. We have several technology platforms and are capable of conducting research on both chemical pharmaceuticals and biopharmaceuticals. We have also established a post-doctoral research program in December 2003 through our research facility in Nanjing, where we offer post-doctoral researchers the opportunity to conduct innovative research and development projects under the guidance of our internal and external research scientists. We believe our post-doctoral program provides us with a means to attract top academic talent to join our company. As of December 31, 2008, we had 9 post-doctoral researchers participating in this program.
Collaboration in Research
     We entered into an agreement with Tsinghua University in February 2006 to establish a Joint Laboratory for Drug Discovery to engage in the research and development of innovative pharmaceuticals. The joint laboratory is operated under the direction of a management committee, which consists of six members, with Tsinghua University and us each appointing three members. The agreement has a term of three years. Under the agreement, we will provide funding of RMB1.7 million for the daily operations of the joint laboratory. We will also provide research funding when appropriate research and development projects are identified and selected by the management committee, but we are not obligated to provide research funding if no appropriate project is identified or approved by the management committee. As of December 31, 2008, a total of five research and development projects were approved and engaged by the joint laboratory. We will hold the rights to commercialize any product developed by the joint laboratory. The obligations, rights and benefits of Tsinghua University and us as to each research and development project will be set out in a separate technological agreement to be entered into with respect to each project when we have determined that the results of such research and development project have commercialization potential.
     We entered into an agreement in January 2007 with Advenchen as a research partner to engage in the research and development of, clinical studies for, and the commercialization of an anti-cancer pharmaceutical based on a chemical compound owned by Advenchen. Under the terms of the agreement, we agreed to provide research assistance and funding of up to RMB30.0 million. RMB2.0 million was provided in February 2007. We provided an additional RMB1.0 million upon receiving three successful batches of anti-cancer pharmaceutical samples in July 2007. Another RMB1.0 million was paid upon the launch of the pre-clinical study in July 2008. The remaining RMB26.0 million will be further provided if additional milestones as set forth under the agreement are achieved. In addition, if any government grants are received in relation to this research and development project, we agreed to provide an amount equal to 10.0% of such grant to Advenchen to be used in research activities that are related to the anti-cancer pharmaceutical covered under this agreement, such as the research and development of delivery mechanisms for the anti-cancer pharmaceutical. For additional information, see “—A. Operating Results— Cost of Materials and Production and Operating Expenses— Research and Development Expenses.” We are currently conducting pre-clinical researches of the anti-cancer pharmaceutical under the agreement, including the pharmacodynamics researches on lung cancer, animal pharmacokinetics researches and safety evaluation researches. We estimate that such researches can be completed by the end of 2009 at which time we will apply with the SFDA for new drug application.
     On December 12, 2008, we entered into an agreement to collaborate on the co-development and production of humanized RabMAb® antibody therapeutics for tumors with Epitomics, Inc., a provider of humanized rabbit monoclonal antibodies for therapeutic use. Under the agreement, we and Epitomics, Inc. will collaborate on pre-clinical and clinical trials, product manufacturing, and product distribution in the international markets. We will have the exclusive production and distribution rights in China. We agreed to pay a total funding of up to $5.0 million (RMB34.1 million) of which $1.0 million (RMB6.8 million) was paid to acquire the license rights of in-process R&D materials in January 2009. The remaining $4.0 million (RMB27.3 million) will be provided at various dates upon the achievement of certain milestones as set forth under the agreement.
     According to the agreement, we will hold the rights to commercialize the drug in China and Epitomics, Inc. will hold the rights to commercialize the drug outside China. In addition, if the anti-cancer pharmaceutical is successfully developed and commercialized, we will pay Epitomics, Inc. royalties on the net sales derived from the sales of this drug in China upon achieving certain agreed annual net sales level.
     Prior to the drug entering Phase I clinical trial in the United States or Europe, we will enjoy 40% of the income derived from the sale, transfer, assignment, license and/or disposition of the drug outside China. After the drug entering Phase I clinical trial in the United States or Europe, we will enjoy 50% of the income derived from the sale, transfer, assignment, license and/or disposition of the drug outside China. However, this is subject to a condition that we are required to share 50% of the related development costs, as defined in the agreement, incurred outside China. Also, we will enjoy 50% of the profit arising from the sales of the drug outside China.
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
     Our research and development expenditures were RMB86.1 million ($12.6 million) in 2008, representing 4.9% of our total revenues. Our research and development capabilities have been recognized by various levels of the PRC government and we have received government funding in recognition of our capabilities. From January 1, 2006 to December 31, 2008, we received approximately RMB21.0 million in research grants from the PRC government.
Product Candidates
     We are developing a number of new pharmaceuticals through our in-house expertise and through joint research and development efforts with universities and research institutions in China.
     As of December 31, 2008, we had 12 product candidates in various stages of development. Details of the product candidates that we believe have the highest potential for commercialization in the next two or three years are summarized below:

Potential
	Therapeutic Effects and			Monitoring
Product Candidate	Scope of Applications	Status	Patentable	Period
Iguratimod tablets	Treatment of osteoarthritis and rheumatoid arthritis	New drug application	No	5 years

Palonosetron for injection	Nausea and vomiting associated with chemotherapy	New drug application	No	4 years
     Iguratimod Tablets. Iguratimod is a new disease-modifying anti-rheumatoid medication, or a DMARD, which is a category of drugs used in many autoimmune disorders to slow down disease progression and provide faster and more effective relief as compared to traditional DMARDs. We have completed clinical trials and are in the process of applying with the SFDA for new drug application.
     Palonosetron for Injection. Palonosetron is used to prevent nausea and vomiting associated with chemotherapy. We have developed a new delivery system for palonosetron for which we have applied for an invention patent in China. The new delivery system allows for enhanced stability, transportability and use of palonosetron. We have completed Phases I to III clinical trials for palonosetron for injection and are in the process of applying for a new medicine certificate for palonosetron for injection. Clinical test results demonstrated that patients who were given palonosetron for injection experienced less acute chemotherapy-induced nausea and vomiting and delayed chemotherapy-induced nausea and vomiting as compared to other currently available pharmaceuticals. We are in the process of applying with the SFDA for new drug application.
Intellectual Property
     We are committed to the development and protection of our intellectual property portfolio. We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. We own and have applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business. As of March 31, 2009, we held 10 invention patents in China, one invention patent in the United States and one invention patent in Australia. We also held two utility model patents and 29 packaging design patents. In addition, we had 76 pending patent applications in China and 5 pending patent application filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally.
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
     We rely on trademarks to protect our branded generic pharmaceuticals, which constitute a significant portion of our sales and are not protected by patents. As of March 31, 2009, we maintained 324 trademark registrations in China, including the Chinese characters for Bicun, Zailin, Yingtaiqing, Anqi and Biqi. We have also applied for an additional 400 trademarks. Under PRC law, we have the exclusive right to use a trademark for products and services for which such trademark has been registered with the PRC Trademark Office of the State Administration for Industry and Commerce. Trademark registration is valid for ten years, starting from the day the registration is approved. If we believe that a third party has infringed upon the exclusive right of our registered trademark, we may, through appropriate administrative and civil procedures prescribed, institute proceedings to request the relevant authority for an injunction or to resolve the infringement through consultation. The relevant authority can also impose fines, confiscate or destroy the infringing products or equipment used to manufacture the infringing products.
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

F.	Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations at December 31, 2008:

	Contractual Obligations
	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Short-term borrowings and current installments of long-term debt	6,000	—	—	—	6,000
Interest payments	4,486	7,857	5,558	8,679	26,580
Payable for acquisitions	9,830	—	—	—	9,830
Long-term debt excluding current installments	—	19,700	9,400	32,900	62,000
Liabilities for uncertain tax position	—	20,529	—	—	20,529
Operating lease commitments	2,327	622	6	37	2,992
Research and development projects	13,159	—	—	—	13,159
Capital commitments	19,578	—	—	—	19,578
Purchase commitments	15,750	—	—	—	15,750

Total	71,130	48,708	14,964	41,616	176,418

Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

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
Item 6. Directors, Senior Management and Employees
A.	Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of May 31, 2009.

Name	Age	Position/ Title
Jinsheng Ren	47	Chairman of the board of directors and chief executive officer
Guoqiang Lin (1)(3)	66	Independent director
Hongquan Liu (1)(2)(3)	50	Independent director
Gary Siu Kwan Sik (1)(2)	42	Independent director
John Huan Zhao	46	Director
Jindong Zhou	47	Executive vice president
Xiaojin Yin	50	Senior vice president of research and development
Frank Zhigang Zhao	49	Chief financial officer
Qingsen Li	48	Vice president of human resources
Jialun Tian	43	Vice president of hospital sales
Xiaohua Yang	43	Vice president of hospital sales
Huaping Fu	44	Vice president of commercial sales
Peng Wang	50	Chief Scientific Officer
Haibo Qian	46	Secretary to the board of directors and company secretary

(1)	Audit committee members.

(2)	Compensation committee members.

(3)	Corporate governance and nominating committee members.

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
     Mr. Hongquan Liu is an independent director of our company. Mr. Liu is also currently the managing director of Sino-Swed Pharmaceutical Corp., Ltd. since 2000. In 2000, he served as the general manager of Wuxi Pharmaceutical Company of Jiangsu CTD Import & Export Co., Ltd. From 1998 to 2000, he was the managing director of Pharmacia Corporation. From 1996 to 1998, he was the chief marketing and business officer of Pharmacia Corporation. From 1995 to 1996, he was the chief financial officer of Pharmacia Corporation. From 1992 to 1995, he was a general manager of Sino-Swed Pharmaceutical Corp., Ltd. Mr. Liu received a bachelor’s degree from Shanxi College of Finance and Economics in 1983 and an EMBA degree from China Europe International Business School in 2000.
     Mr. Gary Siu Kwan Sik is an independent director of our company. Mr. Sik is also currently the financial consultant of CY Group Limited. He was the managing director of DBS Asia Capital Pte Ltd. from 2007 to 2008 and the managing director and head of corporate finance for Mitsubishi UFJ Securities (HK) Limited from 2005 to 2007. Prior to joining Mitsubishi UFJ Securities (HK) Limited in 2005, he served in various senior positions in ICEA Capital Limited (formally NatWest Markets Corporate Finance Asia Limited) from 1995 to 1998 and from 2001 to 2005. His last position in ICEA Capital Limited was managing director and head of the investment banking department. Mr. Sik received a bachelor’s degree in engineering science from the University of Oxford, UK in 1989. He qualified as an associate member of the Institute of Chartered Accountants in England and Wales since 1992.
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
     Mr. Jindong Zhou is our executive vice president and has worked in our company since 1996. From 2001 to 2006, Mr. Zhou was the general manager of Simcere Pharmaceuticals Co., Ltd. From 2000 to 2001, he was the deputy general manager of Jiangsu Simcere Pharmaceuticals Co., Ltd. Mr. Zhou graduated from the Nanjing University of Traditional Chinese Medicine majoring in Chinese Medicine in 1982 and received a master’s degree in Economics from University of Macquarie in Australia in 2008.
     Mr. Xiaojin Yin is our senior vice president of research and development. From 2003 to 2006, Mr. Yin was the general manager of Jiangsu Simcere Pharmaceutical R&D Co., Ltd., and Simcere Research. From 2000 to 2003,

he was the general manager assistant of Simcere Pharmaceutical Co., Ltd. and manager of Simcere Research. From 1992 to 2000, he was the head of the medical research department of the China Pharmaceutical University in Nanjing. From 1991 to 1992, Mr. Yin was the general manager of the medicine production facility at China Pharmaceutical University. Mr. Yin received a bachelor’s degree in Medical Sciences from China Pharmaceutical University in 1982 and a master’s degree in Industrial Engineering from the Nanjing University of Science and Technology in 2001.
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
     Mr. Qingsen Li is our vice president of human resources. Prior to joining our company in 2008, Mr. Li was the General Manager of Human Resources and the General Manager of the Training Center of Taikang Life Insurance Co., Ltd., since 2004. From 1997 to 2004, he served as the Vice President and Director of Human Resources of Beijing Novartis Pharma., Ltd. From 1992 to 1996, he was the Deputy General Manager and he was the Director of Human Resources & Administration of Beijing Ciba — Geigy Pharma., Ltd. from 1994 to 1996. From 1981 to 1991, he held various positions at Beijing No. 3 Pharmaceutical Factory. Mr. Li graduated from Beijing Chemical College in 1981 with a degree in pharmaceutical engineering, and then graduated with a bachelor’s degree in Pharmacy from Beijing Medical University in 1989. Mr. Li received a MBA degree from China Europe International Business School in 1998.
     Mr. Jialun Tian is our vice president of hospital sales. From 2000 to 2008, he held various positions at our company, including as assistant to the Chief Executive Officer. Prior to joining our company, Mr. Tian was the manager of financial department of Nanjing Kokhai Biotechnical Co., Ltd., an assistant production manager of Nanjing Luhe Pharmaceutical Factory, and the manager of financial department of Nanjing C&O Pharmaceutical Co., Ltd. Mr. Tian graduated from Jiangsu Radio and TV University with a degree in Accounting. He received a MBA degree from Hong Kong Baptist University in 2008.
     Mr. Xiaohua Yang is our vice president of hospital sales. Since joining our company in 1993, Mr. Yang has held various roles at our group, including as sales director, general manager of Jiangsu Simcere, general manager of hospital cooperation department, assistant to the Chief Executive Officer, regional pharmaceutical sales representative, district manager and regional manager. From 1989 to 1993, he worked with the Zhenjiang Hospital of Traditional Chinese Medicine. Mr. Yang received a bachelor’s degree in Chinese Pharmacology from Nanjing University of Traditional Chinese Medicine in 1989 and an MBA degree from Renmin University of China in 2003.
     Mr. Huaping Fu is our vice president of commercial sales. Since joining our company in 1994, Mr. Fu has held various roles at our group, including as sales director, general manager of marketing department and assistant to the Chief Executive Officer. From 1987 to 1994, he worked with Yangzhou Chemical Engineering Design Institute and Nanjing Applied Chemistry Institute. Mr. Fu received a bachelor’s degree in Applied Chemistry from Huazhong Science and Technology University in 1987, a master of science degree in Organic Chemistry from Nanjing University in 1993 and an MBA from Renmin University of China in 2003.
     Dr. Peng Wang is our chief scientific officer. He has 19 years experience in pharmaceutical research and development, most recently served as the Vice President of Discovery Biology at Wuxi AppTec Co., Ltd. ( formerly as Wuxi PharmaTech Co., Ltd.). Prior to WuXi AppTec, Dr. Wang was a research fellow at Schering-Plough Research Institute where he worked for 18 years. Dr. Wang received his Ph.D. degree in Biochemistry from the University of Tokyo in 1990.
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
Compensation of Directors and Executive Officers
     In 2008, the aggregate cash compensation to our executive officers, including all the directors, was RMB12.1 million ($1.8 million). For share-based compensation, see “—2006 Share Incentive Plan.”
2006 Share Incentive Plan
     The 2006 share incentive plan was adopted by our shareholders on November 13, 2006 . Our share incentive plan provides for the grant of options, limited share appreciation rights, and other share-based awards such as restricted shares, referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
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
     Our board of directors and shareholders authorized the issuance of up to 12,000,000 ordinary shares upon exercise of awards granted under our 2006 share incentive plan. On November 15, 2006, we granted 10,000,000 options to our senior management and key employees with an exercise price of $4.20 per share. On March 29, 2007, we granted 1,045,000 options to our independent directors and certain of our employees with an exercise price equal to $6.75. On May 5, 2008, we granted 400,000 options to one of our officers with an exercise price equal to $6.755. On December 24, 2008, we also granted 100,000 options to one of our officers with an exercise price equal to $3.445.
     On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible directors, employees and consultants the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2006 Share Incentive Plan for our restricted shares. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that were validly tendered in the exchange offer. A total of 154 directors and employees accepted the offer, and tendered options to purchase an aggregate of 9,802,400 ordinary shares in exchange for an aggregate of 4,750,018 restricted shares, which were granted on May 7, 2009. The exchange of the share option awards for restricted shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. We do not expect the effect of this award modification on share-based compensation expense over the remaining requisite service period to be significant. This exchange program is expected to provide additional incentive and retention value. The replacement restricted shares to our directors, officers and employees as listed below:

	Number of Restricted	Date of Grant of	Date of Grant of	End of Vesting
Name	Shares Granted	Restricted Shares	Cancelled Option	Period
Jinsheng Ren	2,665,988	May 7, 2009	November 15, 2006	November 14, 2011
Frank Zhigang Zhao	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Jindong Zhou	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Xiaojin Yin	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Huaping Fu	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Jialun Tian	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Xiaohua Yang	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Guoqiang Lin	*(1)	May 7, 2009	March 29, 2007	March 28, 2012
Hongquan Liu	*(1)	May 7, 2009	March 29, 2007	March 28, 2012
Gary Siu Kwan Sik	*(1)	May 7, 2009	March 29, 2007	March 28, 2012
Qingsen Li	*(1)	May 7, 2009	December 24, 2008	August 31, 2013
Other employees as a group(2)	849,552	May 7, 2009	November 15, 2006	November 14, 2011
Other employees as a group(2)	12,024	May 7, 2009	March 29, 2007	March 28, 2012

(1)	Beneficially own less than 1.0% of our outstanding ordinary shares.

(2)	None of these employees is our director or executive officer.
2008 Share Incentive Plan
     The 2008 share incentive plan was adopted by our shareholders on July 31, 2008 . Our share incentive plan provides for the grant of options, limited share appreciation rights, and other share-based awards such as restricted shares, referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
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
     Administration. Our 2008 share incentive plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will determine the provisions, terms and conditions of each award, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.
     Option Exercise. The term of options granted under the 2008 share incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.
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
     Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue our 2008 share incentive plan. Amendments or alterations to our 2008 share incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of our 2008 share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2008 share incentive plan shall continue in effect for a term of ten years from the date of adoption.
     Our board of directors and shareholders authorized the issuance of up to 6,250,000 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. As of the date of this annual report on Form 20-F, no awards have been granted under our 2008 share incentive plan.
Employee Pension and Other Retirement Benefits
     Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. Contributions of RMB7.1 million ($1.0 million) was paid for the year ended December 31, 2008 which was charged to expense. We have no other obligation to make payments in respect of retirement benefits of our employees.

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
     Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee upon completion of our initial public offering in April 2007.
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
     We had 1,838, 2,615 and 2,759 employees as of December 31, 2006, 2007 and 2008, respectively. The following table sets forth the number of our employees for each of our areas of operation and as a percentage of our total workforce as of December 31, 2008:

	Number of	Percentage
	Employees	of total
Marketing and brand management	963	34.9%
Manufacturing and quality control	1,010	36.6%
General and administration	581	21.1%
Research and development	205	7.4%

Total	2,759	100.0%

     We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. The total amount of contributions we made to employee benefit plans in 2006, 2007 and 2008, was RMB2.7 million, RMB5.1 million and RMB7.1 million ($1.0 million), respectively.
     Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E.	Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 31, 2009, the latest practicable date, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Shares Beneficially
Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jinsheng Ren(3)	51,447,964	43.6
Guoqiang Lin	*	*
Hongquan Liu	*	*
Gary Siu Kwan Sik	*	*
John Huan Zhao(4)	17,924,692	15.3
Jindong Zhou	*	*
Xiaojin Yin	*	*
Frank Zhigang Zhao	*	*
Qingsen Li	*	*
Jialun Tian	*	*
Xiaohua Yang	*	*
Huaping Fu	*	*
Peng Wang	*	*
Haibo Qian	*	*
All directors and executive officers as a group	69,727,984	58.9

Principal Shareholders:
New Good Management Limited(5)	50,381,556	43.1
Assure Ahead Investments Limited(6)	17,924,692	15.3
King View Development International Limited(7)	11,820,000	10.1

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The number of shares outstanding in calculating the percentages for each listed person includes, as applicable, (i) the ordinary shares underlying share options exercisable by such person, and (ii) restricted shares awarded to such person that are vested but yet to be duly registered or that can be vested, in each case within 60 days of the date of this annual report. Percentage of beneficial ownership of each listed person is based on 116,926,380 ordinary shares outstanding as of May 31, 2009 and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted shares awarded to such person that are vested but yet to be duly registered or that can be vested, in each case within 60 days of the date of this annual report.

(3)	Includes 50,381,556 ordinary shares directly held by New Good Management Limited, a British Virgin Islands company, which is controlled by Mr. Ren, and 1,066,408 restricted shares that have vested as of the date hereof. Mr. Ren is the chairman of the board of directors and the controlling shareholder of New Good Management Limited.

(4)	Represents 17,924,692 ordinary shares directly held by Assure Ahead Investments Limited. Mr. Zhao, a director of Assure Ahead Investments Limited, disclaims beneficial ownership of shares held by Assure Ahead Investments Limited except to the extent of his pecuniary interests in those shares.

(5)	New Good Management Limited is a British Virgin Islands company that is controlled by Mr. Jinsheng Ren and beneficially owned by Messrs. Jinsheng Ren, Yat Ming Chu, Jindong Zhou, Feifei Gao, Zhiyong Fu, Jinzheng Hao, Chuan Li, Xiaoxia Chen, Weidong Ren, Qimin Xu, Bingdong Lu, Xiaojin Yin, Yizhong Wu, Minze Li, Haibo Qian and Suqin Peng. Mr. Ren is the chairman of the board of directors and the controlling shareholder of New Good Management Limited. The address of New Good Management Limited is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(6)	Assure Ahead Investments Limited is a British Virgin Islands company that is 100.0% owned by Hony Capital II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands; Hony Capital II, L.P.’s general partner is Hony Capital II GP Ltd., which is wholly owned by Legend Holdings Limited, an investment holding company incorporated in the People’s Republic of China. Legend Holdings Limited is 65.0% owned by the Chinese Academy of Sciences, a national academic and research institution owned and controlled by the PRC government. The address for Assure Ahead Investments Limited is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The directors of Assure Ahead Investments Limited, Messrs. John Huan Zhao, Shunlong Wang and Yonggang Cao have voting and investment power over the shares that this shareholder beneficially owns.

(7)	King View Development International Limited is a British Virgin Islands company and a wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited. The address of King View Development International Limited is 2701B, Azia Center, 1233 Lujiazui Ring Road, Shanghai, People’s Republic of China. The investment committee of Trustbridge Partners II, L.P. has voting and investment power over the shares that this shareholder beneficially owns.
     In connection with New Good Management’s private sale of 11,820,000 of our ordinary shares to King View Development International Limited in May 2008, New Good Management repurchased some of its own shares from some of its shareholders other than Mr. Ren and reduced the number of its total outstanding shares. Also in May 2008, Mr. Ren transferred some of his shares in New Good Management to Suqin Peng. As a result of the foregoing, Mr. Ren’s percentage of beneficial ownership in New Good Management increased from approximately 49.1% to approximately 51.1% in May 2008 and Mr. Ren became the controlling shareholder of New Good Management. According to Rule 13d-3 of the General Rules and Regulations under the Exchange Act, Mr. Ren is deemed to have acquired indirect beneficial ownership of all of our ordinary shares that are directly held by New Good Management in May 2008.
     As of May 31, 2009, other than the 29.4% of our ordinary shares underlying our ADSs which were held by our custodian, the Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, on behalf of The Bank of New York Mellon, the depositary, none of our ordinary shares were held in the United States. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Item 7. Major Shareholder and Related Party Transactions
A.	Major Shareholders
     Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Transactions with Companies in Which a Major Shareholder had Equity Interests
     We purchased packaging materials from Hainan Zhicheng Color Printing Co., Ltd., formerly Sanya Zhicheng Color Printing Co., Ltd., in which certain shareholders of New Good Management Limited held equity interest prior to December 2007, amounting to RMB7.4 million and RMB7.3 million in 2006 and 2007, respectively.
     We also sold pharmaceutical products to Jiangsu Simcere Chain Drug Store Co., Ltd., or Simcere Chain Drug Store, in which certain shareholders of New Good Management Limited have an equity interest. In 2006, 2007 and 2008, we sold pharmaceutical products to this related party amounting to RMB1.4 million, RMB3.0 million and RMB6.8 million ($1.0 million), respectively. We also purchased raw materials amounting to RMB0.1 million ($0.02 million) from Simcere Chain Drug Store in 2008. We purchase the packaging materials, raw materials and sell the pharmaceutical products in the normal course of business at prices determined on an arm’s length basis. In addition, we sold properties located in Nanjing to Simcere Chain Drug Store for RMB18.6 million in 2007.
Transactions with a Minority Shareholder
     In 2008, we provided an RMB20.0 million secured loan to the minority shareholder of Wuhu Simcere Zhong Ren for its operating purpose. The loan has a one-year term with an option to extend for a maximum of two years, bears a floating interest rate and is secured by the minority shareholder’s entire equity interest in Wuhu

Simcere Zhong Ren. The secured loan has been classified as non-current as of December 31, 2008 because we expect the loan to be renewed and extended beyond 12 months from December 31, 2008.
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
     In July 2008, we filed a registration statement under Form F-3 (File No. 333-152101), as amended, for the sale of an aggregate of 10,166,454 ADSs representing 20,332,908 ordinary shares, consisting of 11,820,000 ordinary shares held by King View Development International Limited and 8,512,908 ordinary shares held by certain transferees of Assure Ahead Investments Limited.

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
     Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since April 20, 2007 under the symbol “SCR.” For the period from April 20, 2007 to June 15, 2009, the trading price of our ADSs on New York Stock Exchange ranged from $4.41 to $19.18 per ADS.
     The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Sales Price
	High	Low
2008	$15.88	$4.41
Quarterly High and Low
First Quarter 2008	$13.99	$9.98
Second Quarter 2008	$15.88	$10.42
Third Quarter 2008	$13.96	$8.05
Fourth Quarter 2008	$8.94	$4.41
First Quarter 2009	$9.13	$4.76

Monthly Highs and Lows
December 2008	$7.35	$5.70
January 2009	$9.13	$6.21
February 2009	$7.38	$5.70
March 2009	$6.01	$4.76
April 2009	$7.15	$5.05
May 2009	$8.43	$5.87
June 2009 (through June 15)	$8.23	$7.44

B.	Plan of Distribution
     Not applicable.

C.	Markets
     Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since April 20, 2007 under the symbol “SCR.”

D.	Selling Shareholders
     Not applicable.

E.	Dilution
     Not applicable.

F.	Expenses of the Issue
     Not applicable.
Item 10. Additional Information
A.	Share Capital
     Not applicable.

B.	Memorandum and Articles of Association
     We incorporate by reference into this annual report the description of our second amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-141539), as amended, filed with the Commission on March 23, 2007. Our shareholders adopted our amended and restated memorandum and articles of association by unanimous resolutions on March 23, 2007.

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
People’s Republic of China Taxation

     The new CIT law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation rules for the new CIT law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.
     Under the new CIT law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.
United States Federal Income Taxation
     The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares subsequently received in exchange for ADSs. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”) as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial decisions and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. As used herein, the term “U.S. Holder” means a holder of an ADS or ordinary share that is for United States federal income tax purposes:
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
     The following discussion does not represent a detailed description of the United States federal income tax consequences applicable to persons subject to special treatment under United States federal income tax laws such as:
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
     The discussion below does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances nor does it addresses any United States federal tax laws other than United States federal income tax laws. If you are considering the purchase of the ADSs or ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of your acquisition, ownership and disposition of the ADSs or ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
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
     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.
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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
     In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends payable to you with respect to the ADSs or ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met, although no assurances can be given in this regard. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
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
Taxation of Disposition of ADSs or Ordinary Shares
     Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.
Passive Foreign Investment Company
     We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2008, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard.
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
     We must make a separate determination each year as to whether we are a PFIC. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. As a result, our PFIC status may change. In particular, because we have valued our goodwill based on the market value of our ADSs and ordinary shares, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares which is likely to fluctuate after the offering. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.
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
Information Reporting and Backup Withholding
     Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service, unless you are an exempt recipient such as a corporation. A backup withholding tax may apply, however, backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
     Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, if any, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents
Not applicable.

G.	Statement by Experts
Not applicable.

H.	Documents on Display
     We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC.
     You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s

regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.
     The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.
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
     All transactions of our company through March 31, 2007 and those of our subsidiaries in China denominated in currencies other than Renminbi during the year are recorded at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. Foreign currency exchange rate gains and losses are recorded in our consolidated income statement. In 2008, our company has used a substantial portion of the proceeds from our initial public offering to provide U.S. dollar denominated intercompany loans to our PRC subsidiaries where such funds were converted into Renminbi. As these intercompany loans are not considered long-term investment in nature and given that the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gains arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income. We recognized foreign currency exchange gains of RMB24.7 million in 2007 and RMB39.9 million ($5.8 million) in 2008 which represent realized and unrealized gains recognized by our PRC subsidiaries from the translation of U.S. dollar denominated intercompany loans.
     Effective from April 1, 2007, assets and liabilities of our company and our subsidiary outside of China, whose functional currency are not Renminbi, are translated into Renminbi at the exchange rates at the balance sheet dates. Income and expense items are translated at the average rates of exchange prevailing during the period after April 1, 2007. The adjustment resulting from translating the financial statements of such entities is reflected as a component of accumulated other comprehensive income (loss) within shareholders’ equity.
     Fluctuations in exchange rates may affect our financial performance. Appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. Considering the amount of our cash balance as of December 31, 2007 and 2008, a 1.0% change in the exchange rates between Renminbi and the U.S. dollar will result in an increase or decrease of RMB0.4 million and RMB1.6 million ($0.2 million), respectively, for our total amount of cash balance.
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
Interest Rate Risk
     Our risk exposure from changes in interest rates relates primarily to the interest expenses associated with our short-term bank loans and borrowings, long term borrowings as well as the interest income generated by excess cash invested in demand and savings deposits and fixed income investments. We currently do not, have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure. Interest-bearing investments and interest-bearing borrowings carry a degree of interest rate risk. If there were a 25 basis point increase or decrease in interest rates, the expected adverse impact on net income related to our financial instruments would be RMB1.9 million ($0.3 million).
Credit Risk with Financial Institutions
     We are exposed to counterparty risks related to certain financial assets including cash and cash equivalents and investment securities. As of December 31, 2007 and 2008, RMB931.2 million and RMB774.9 million ($113.6 million), respectively, in cash and cash equivalents and investment securities were held in uninsured accounts at financial institutions located in the PRC.
Item 12. Description of Securities Other Than Equity Securities
     Not Applicable.

PART II
Item 13. Defaults, Dividend Arrearages And Delinquencies
     None of these events occurred in any of the years ended December 31, 2006, 2007 and 2008.
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
     In 2008, we have used the net proceeds received from our initial public offering as follows:
•	approximately RMB17.0 million ($2.5 million) to repay the short-term bank loans and borrowings;

•	approximately RMB65.1 million ($9.5 million) for the acquisition of a 70.0% equity interest in Wuhu Simcere Zhong Ren; and

•	approximately RMB93.9 million ($13.8 million) to fund our research and development efforts.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-14(c) and 15d-14(c) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective.
Management’s Annual Report on Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

     Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2008 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We acquired a controlling interest in Wuhu Zhong Ren Pharmaceutical Company Limited (“Wuhu Simcere Zhong Ren”) during 2008 and our management excluded from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008, Wuhu Simcere Zhong Ren’s internal control over financial reporting associated with total assets of RMB74.1 million and total revenue of RMB2.6 million included in our consolidated financial statements as of and for the year ended December 31, 2008. If adequately disclosed, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the U.S. Securities and Exchange Commission.
     Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008.
Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Simcere Pharmaceutical Group:
     We have audited Simcere Pharmaceutical Group’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Simcere Pharmaceutical Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, Simcere Pharmaceutical Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Simcere Pharmaceutical Group acquired a controlling financial interest in Wuhu Zhong Ren Pharmaceutical Company Limited (“Wuhu Simcere Zhong Ren”) during 2008 and management excluded from its assessment of the effectiveness of Simcere Pharmaceutical Group’s internal control over financial reporting as of December 31, 2008, Wuhu Simcere Zhong Ren’s internal control over financial reporting associated with total assets of RMB74.1 million and total revenue of RMB2.6 million included in the consolidated financial statements of Simcere Pharmaceutical Group and subsidiaries as of and for the year ended December 31, 2008. Our audit of internal control over financial reporting of Simcere Pharmaceutical Group also excluded an evaluation of the internal control over financial reporting of Wuhu Simcere Zhong Ren.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated June 16, 2009 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG
Hong Kong, China
June 16, 2009
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

	Year Ended December 31,
	2007	2008

Audit fees(1)	$1,035	$1,929
Audit-related fees(2)	481	163
Tax fees	—	—
Other fees	—	—

Total	$1,516	$2,092

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” in 2008 involve principally limited reviews performed on our consolidated financial statements.
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
ITEM 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     In November 2008, our board of directors authorized a share repurchase program, under which we may repurchase up to $50.0 million worth of our issued and outstanding ADSs from the open market or in block trades from time to time for a period of 12 months from the date of such authorization. As of December 31, 2008, we have repurchased 3.0 million of our ordinary shares in the form of ADSs for an aggregate cost of $10.0 million which included $0.1 million of handling charge. As of December 31, 2008, all of the purchased ordinary shares have been retired.
     From January 1, 2009 to May 31, 2009, we further repurchased an additional 7.0 million ordinary shares in the form of ADSs for an aggregate cost of $22.6 million of which included $0.1 million of handling charge. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. Any future repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.
Item 16F. Change in Registrant’s Certifying Accountant
Application of this Item does not apply until our annual report for the fiscal year ending December 31, 2009.
Item 16G. Corporate Governance

     We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing two ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.
•	The New York Stock Exchange standards for domestic companies require that non-management directors meet at regularly scheduled executive sessions without management. Our non-management directors have not met in executive sessions without management, and there is no requirement under the laws of the Cayman Islands that our non-management directors meet in executive sessions.

PART III
Item 17.  Financial Statements
     We have elected to provide financial statements pursuant to Item 18.
Item 18.  Financial Statements
     The following financial statements are filed as part of this Annual Report on Form 20-F, together with the reports of the independent auditors:
Item 19.  Exhibits

Exhibit Number	Description of Document
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Registrant’s Form of American Depositary Receipt
2.2	Registrant’s Specimen Certificate for Ordinary Shares
2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
2.4	Registration Rights Agreement among Simcere Pharmaceutical Group, New Good Management Limited and Assure Ahead Investments Limited, dated November 20, 2006
2.5	Share Purchase Agreement among Luo Yongzhang, Zhou Bing and State Good Group Limited, dated May 28, 2006
2.6	Share Purchase Agreement among Yantai Rongchang Pharmaceutic Co., Ltd., Beijing Scientific Town Development Co., Ltd., Yantai Ruikang Biochemical Drugs LLC and Simcere Pharmaceutical Company Limited, dated May 28, 2006
2.7	Registration Rights Agreement among Simcere Pharmaceutical Group, New Good Management Limited and King View Development International Limited, dated May 12, 2008
4.1	Form of Indemnification Agreement with the Registrant’s directors
4.2	Form of Employment Agreement of senior executive officers
4.3	Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement
4.4	2006 Share Incentive Plan adopted as of November 13, 2006
4.5	Cooperation Agreement on the Incorporation of Medgenn (Hong Kong) Ltd. entered into between Bestspeed Investments Limited (BVI) and Yantai Medgenn Co., Ltd., dated February 10, 2005
4.6	Implementation Rules of Supplementary Agreement on Cooperation Agreement on the Incorporation of Medgenn (Hong Kong) Ltd. entered into between Yantai Medgenn Co., Ltd. and Medgenn (Hong Kong) Co., Ltd., dated August 6, 2005
4.7	Joint Research Agreement on Anti-Tumor Drug AL6802 entered into between Jiangsu Simcere Pharmaceutical R&D Co., Ltd. and Advenchen Laboratories LLC, dated January 8, 2007
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG

*	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Simcere Pharmaceutical Group
By:	/s/ Jinsheng Ren
	Name:	Jinsheng Ren
	Title:	Chief Executive Officer

Date: June 18, 2009

SIMCERE PHARMACEUTICAL GROUP AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Simcere Pharmaceutical Group:
We have audited the accompanying consolidated balance sheets of Simcere Pharmaceutical Group and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simcere Pharmaceutical Group’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 16, 2009 expressed an unqualified opinion on the effectiveness of Simcere Pharmaceutical Group’s internal control over financial reporting.
/s/ KPMG
Hong Kong, China
June 16, 2009

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Balance Sheets
(Amounts expressed in thousands, except share data)

		December 31,
	Note	2007	2008	2008
		RMB	RMB	US$
Assets

Current assets
Cash and cash equivalents		497,352	812,814	119,137
Pledged bank deposits	2(d)	910	952	139
Held-to-maturity investment securities	2(e)	470,000	—	—
Accounts and bills receivables, net	3	488,374	748,997	109,783
Inventories	4, 19	65,241	95,948	14,063
Prepaid expenses and other current assets		26,037	43,431	6,366
Amounts due from related parties	19	7,503	4,365	640
Deferred tax assets	10(d)	1,736	1,252	184

Total current assets		1,557,153	1,707,759	250,312

Amount due from a related party	19	—	20,000	2,931
Property, plant and equipment, net	5	377,637	478,850	70,187
Land use rights	6	116,386	114,624	16,801
Intangible assets, net	7	251,221	275,244	40,344
Goodwill	7	161,496	178,211	26,121
Deferred tax assets	10(d)	8,315	3,534	518

Total assets		2,472,208	2,778,222	407,214

Liabilities

Current liabilities
Short-term borrowings and current installments of long-term debt	8, 9	29,000	6,000	879
Accounts and bills payables		23,711	25,219	3,696
Accrued payroll and employee benefits		29,634	28,436	4,168
Other payables and accrued liabilities	11	255,777	251,843	36,913
Income taxes payable	10	4,515	23,290	3,414
Deferred tax liabilities	10(d)	—	225	33

Total current liabilities		342,637	335,013	49,103

Long-term debt, excluding current installments	9	52,000	62,000	9,088
Deferred tax liabilities	10(d)	61,690	59,358	8,700
Other liabilities	10(b)	19,928	20,529	3,009

Total liabilities		476,255	476,900	69,900

Minority interests		12,137	48,297	7,079

Shareholders’ equity

Ordinary shares US$0.01 par value:
500,000,000 shares authorized, 125,006,200 and 122,227,318 shares issued and outstanding as of December 31, 2007 and 2008, respectively	18	9,840	9,624	1,411
Additional paid-in capital		1,550,697	1,505,252	220,631
Accumulated other comprehensive loss	21	(46,849)	(82,130)	(12,038)
Retained earnings		470,128	820,279	120,231

Total shareholders’ equity		1,983,816	2,253,025	330,235

Commitments and contingencies	14

Total liabilities, minority interests and shareholders’ equity		2,472,208	2,778,222	407,214

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Statements of Income
(Amounts expressed in thousands, except share data)

		Years ended December 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$

Product revenues	16, 19	947,797	1,363,014	1,736,832	254,574
Other revenue	2(k)	2,809	5,734	4,311	632

Total revenue		950,606	1,368,748	1,741,143	255,206
Cost of materials and production	19	(190,560)	(241,081)	(320,882)	(47,033)

Gross profit		760,046	1,127,667	1,420,261	208,173

Operating expenses:
Research and development expenses		(34,289)	(68,295)	(86,089)	(12,618)
Sales, marketing and distribution expenses		(442,757)	(634,449)	(782,960)	(114,762)
General and administrative expenses		(98,249)	(161,061)	(194,233)	(28,469)

Income from operations		184,751	263,862	356,979	52,324

Interest income		2,827	24,361	34,302	5,028
Interest expense	5	(10,705)	(6,346)	(4,693)	(688)
Foreign currency exchange gains, net	21	—	24,670	39,879	5,845
Other income	14(d)	—	20,526	1,104	162

Earnings before income taxes and minority interests		176,873	327,073	427,571	62,671
Income tax expense	10(a)	(6,952)	(13,527)	(49,285)	(7,224)

Income before minority interests		169,921	313,546	378,286	55,447
Minority interests		2,337	(12,285)	(28,135)	(4,124)

Net income		172,258	301,261	350,151	51,323

Earnings per share:
Basic	15	1.86	2.56	2.80	0.41

Diluted	15	1.86	2.48	2.80	0.41

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Amounts expressed in thousands, except share data)

		Share Capital
						Accumulated		Total
			Number of		Additional	other		shareholders’
		Contributed	ordinary	Par value	paid-in	comprehensive	Retained	equity	Comprehensive
	Note	capital	shares	amount	capital	loss	earnings	(note 13)	income
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2006		60,200	—	—	—	—	132,337	192,537
Distribution to shareholders		—	—	—	—	—	(1,303)	(1,303)
Effect of reorganization:	1(c)
Issuance of ordinary shares to NGM		(60,200)	69,000,000	5,457	54,743	—	—	—
Distribution to NGM		—	—	—	—	—	(134,425)	(134,425)
Issuance of ordinary shares to AAI		—	31,000,000	2,452	207,784	—	—	210,236
Share-based compensation	17	—	—	—	3,437	—	—	3,437
Net income		—	—	—	—	—	172,258	172,258	172,258

Comprehensive income		—	—	—	—	—	—	—	172,258

Balance as of December 31, 2006		—	100,000,000	7,909	265,964	—	168,867	442,740
Issuance of ordinary shares in connection with public offering, net of issuance costs of RMB46,099		—	25,000,000	1,931	1,253,778	—	—	1,255,709
Share-based compensation	17	—	—	—	30,764	—	—	30,764
Issuance of ordinary shares upon exercise of share options	17	—	6,200	—	191	—	—	191
Net income		—	—	—	—	—	301,261	301,261	301,261
Foreign currency translation adjustments, net of nil tax	21	—	—	—	—	(46,849)	—	(46,849)	(46,849)

Comprehensive income		—	—	—	—	—	—	—	254,412

Balance as of December 31, 2007		—	125,006,200	9,840	1,550,697	(46,849)	470,128	1,983,816
Share-based compensation	17	—	—	—	25,536	—	—	25,536
Issuance of ordinary shares upon exercise of share options	17	—	198,000	14	5,722	—	—	5,736
Repurchase of ordinary shares	18	—	(2,976,882)	(230)	(76,703)	—	—	(76,933)
Net income		—	—	—	—	—	350,151	350,151	350,151
Foreign currency translation adjustments, net of nil tax	21	—	—	—	—	(35,281)	—	(35,281)	(35,281)

Comprehensive income		—	—	—	—	—	—	—	314,870

Balance as of December 31, 2008		—	122,227,318	9,624	1,505,252	(82,130)	820,279	2,253,025

Balance as of December 31, 2008 —US$				1,411	220,631	(12,038)	120,231	330,235

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Cash Flow Statements
(Amounts expressed in thousands)

		Years ended December 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$
Operating activities:
Net income		172,258	301,261	350,151	51,323
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense		1,433	1,203	1,576	231
Inventory write-downs		2,143	3,213	3,000	440
Depreciation of property, plant and equipment		17,202	27,770	39,791	5,832
Amortization of intangible assets		4,812	15,084	29,433	4,314
Acquired in-process research and development		—	884	—	—
Gain on disposal of property, plant and equipment		(513)	(2,526)	(21)	(3)
Minority interests		(2,337)	12,285	28,135	4,124
Deferred tax (benefit)/expense		(2,124)	11,009	(2,770)	(406)
Share-based compensation expense		3,437	30,764	25,536	3,743
Unrealized foreign currency exchange gains		—	(45,350)	(39,763)	(5,828)
Changes in assets and liabilities, net of effects from acquisitions
Increase in accounts and bills receivables		(33,242)	(316,010)	(257,135)	(37,689)
Decrease/(increase) in inventories		2,002	(14,304)	(32,648)	(4,786)
(Increase)/decrease in prepaid expenses and other current assets		(18,609)	47,704	(15,241)	(2,234)
Decrease in prepaid land use rights		1,458	1,956	2,486	364
Decrease in amounts due from related parties		869	166	3,138	460
(Decrease)/increase in accounts and bills payables		(1,416)	1,084	1,275	187
Increase/(decrease) in accrued payroll and employee benefits		6,189	4,946	(1,424)	(209)
(Decrease)/increase in other payables and accrued liabilities		(17,246)	67,644	(7,737)	(1,135)
(Decrease)/increase in income taxes payable and other long-term liabilities		(17,474)	2,984	19,376	2,840
Increase/(decrease) in amounts due to related parties		109	(1,352)	—	—

Net cash provided by operating activities		118,951	150,415	147,158	21,568

Investing activities:
Payment for purchase of land use rights		(2,142)	(20,449)	(926)	(136)
Payment for purchase of intangible assets		—	—	(2,554)	(374)
Purchase of property, plant and equipment		(85,676)	(78,143)	(117,541)	(17,228)
Payment of deposits for purchase of property, plant and equipment		(4,056)	—	(15,791)	(2,316)
Proceeds from disposal of property, plant and equipment and land use right		2,417	—	1,942	285
Payments for acquisitions of additional equity interests	7(b), (c)	(10,927)	(27,064)	—	—

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Cash Flow Statements
(Amounts expressed in thousands)

		Years ended December 31,
	Note	2006	2007	2008	2008
		RMB	RMB	RMB	US$
Payment for acquisition of Shandong Simcere		(177,959)	—	—	—
Payment for acquisition of Boda	7(b)	—	(101,735)	—	—
Payment for acquisition of Master Luck	7(b)	—	(29,776)	—	—
Payment for acquisition of Wuhu Zhong Ren	7(a)	—	—	(62,420)	(9,149)
(Increase)/decrease in held-to-maturity investment securities		—	(470,000)	470,000	68,890
(Increase)/decrease in pledged bank deposits		(15,787)	19,877	(42)	(6)
Proceeds from repayments of loans and advances due from related parties	19	40,351	212	—	—
Proceeds from disposal of property, plant and equipment, and land use right to related parties	19	—	11,104	—	—
Loans and advances made to related parties	19	(5,417)	—	(20,000)	(2,931)

Net cash (used in)/provided by investing activities		(259,196)	(695,974)	252,668	37,035

Financing activities:
Proceeds from issuance of ordinary shares		—	1,301,808	—	—
Proceeds from exercise of share options		—	191	5,736	841
Payments for repurchase of ordinary shares		—	—	(76,933)	(11,276)
Payments for offering costs		(6,753)	(39,346)	—	—
Proceeds from short-term bank loans and other borrowings		291,000	—	—	—
Principal repayments of bank loans and other borrowings		(174,800)	(314,000)	(17,000)	(2,492)
Repayment of loans and advances due to related parties	19	(158,489)	—	—	—
Proceeds from loans and advances due to related parties		81,579	—	—	—
Proceeds from repayment of loans and advances due from related parties		49,338	—	—	—
Capital contribution from AAI in connection with Reorganization		210,236	—	—	—
Distribution to NGM in connection with Reorganization		(134,425)	—	—	—
Distribution to shareholders		(1,474)	—	—	—
Distribution by a subsidiary to its minority shareholder		—	(10,270)	(649)	(95)

Net cash provided by/(used in) financing activities		156,212	938,383	(88,846)	(13,022)

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Cash Flow Statements
(Amounts expressed in thousands)

		Years ended December 31,
		2006	2007	2008	2008
		RMB	RMB	RMB	US$
Effect of exchange rate changes on cash and cash equivalents		—	(1,499)	4,482	657

Net increase in cash and cash equivalents		15,967	391,325	315,462	46,238

Cash and cash equivalents at beginning of year		90,060	106,027	497,352	72,899

Cash and cash equivalents at end of year		106,027	497,352	812,814	119,137

(a) Supplemental cash flow and non-cash information:

Cash and cash equivalents paid during the period for:

Income taxes		22,730	3,056	40,401	5,922
Interest, net of capitalized interest		12,303	6,418	4,693	688

Non-cash investing transactions:

Payable and accruals for acquisition of property, plant and equipment and land use right		68,276	39,791	32,890	4,820
Payable for acquisition of Shandong Simcere		9,830	—	—	—
Payable for acquisition of Boda		—	8,323	—	—

Non-cash financing transactions:

Accrued offering costs		11,775	—	—	—

(b) Analysis of net cash outflow in respect of acquisitions is as follow:

i) Acquisition of an 80% equity interest of Shandong Simcere in 2006
		RMB

Cash consideration paid		(186,769)
Cash and cash equivalents acquired		8,810

Net cash outflow in respect of acquisition of Shandong Simcere		(177,959)

ii) Acquisition of Boda in 2007

Cash consideration paid	7(b)	(114,738)
Cash and cash equivalents acquired		13,003

Net cash outflow in respect of acquisition of Boda		(101,735)

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Cash Flow Statements
(Amounts expressed in thousands)

		Years ended December 31,
		2006	2007	2008	2008
		RMB	RMB	RMB	US$

iii) Acquisition of Master Luck in 2007

Cash consideration paid	7(b)	(32,927)
Cash and cash equivalents acquired		3,151

Net cash outflow in respect of acquisition of Master Luck		(29,776)

iv) Acquisition of Wuhu Zhong Ren in 2008

Cash consideration paid	7(a)	(65,090)
Cash and cash equivalents acquired		2,670

Net cash outflow in respect of acquisition of Wuhu Zhong Ren		(62,420)

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
1	Principal activities, significant concentrations and risks, organization and basis of presentation
(a)	Principal activities
Simcere Pharmaceutical Group (the “Company”) and its subsidiaries, namely State Good Group Limited (“SGG”), Simcere Pharmaceutical Co., Ltd. (formerly Hainan Simcere Pharmaceutical Co., Ltd., “Hainan Simcere”), Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd. (“Nanjing Simcere”), Hainan Qitian Pharmaceutical Co., Ltd. (“Qitian Simcere”), Sichuan Zigong Yirong Industrial Co., Ltd. (“Sichuan Simcere”), Jiangsu Simcere Pharmaceutical Co., Ltd. (“Jiangsu Simcere”), Shanghai Simcere Pharmaceutical Co., Ltd. (“Shanghai Simcere”), Jiangsu Simcere Pharmaceutical R&D Co., Ltd. (“Simcere Research”), Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd. (“Shandong Simcere”) (formerly Yantai Medgenn Co., Ltd.), Jilin Province Boda Pharmaceutical Co., Ltd. (“Boda”), Master Luck Corporation Ltd. (“Master Luck”), Nanjing Tung Chit Pharmaceutical Co., Ltd. (“Tung Chit”), and Wuhu Simcere Zhong Ren Pharmaceutical Co., Ltd. (“Simcere Zhong Ren”) are principally engaged in the research, development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (the “PRC”). The Company and its subsidiaries are collectively referred to as the Group.
(b)	Significant concentrations and risks
Revenue concentrations

The Group sells its products to pharmaceutical distributors in the PRC. Sales to distributors account for substantially all of the Group’s revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other pharmaceutical manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be costly, difficult and time-consuming. Any disruption of the Group’s distribution network, including its failure to renew existing distribution agreements with desired distributors, could negatively affect its ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. As of and for the years ended December 31, 2006, 2007 and 2008, no single customer contributed, on an individual basis, 10% or more of the Group’s total revenues or gross accounts receivable.

The Group derives a substantial portion of its revenue from the sales of four products, namely Bicun, Zailin, Endu, and Yingtaiqing, of which revenues were over RMB100,000 (US$14,657) individually for the year ended December 31, 2008. Aggregate sales of these products accounted for 70.6%, 78.5% and 71.8% of the Group’s product revenues for the years ended December 31, 2006, 2007 and 2008, respectively. Prior to December 2007, one of the Group’s top selling products, Bicun, was subject to a protection period. During this period, no application for new medicine certificates for the same product is allowed. Since then, a few competitors have entered into the edaravone market in China and the Group may face more severe competition and price pressure in the near future. As the Group expects the sales of these products to continue to comprise a substantial portion of revenues in the future, any factors adversely affecting the sales of any of these products will have a material adverse effect on the Group’s business, financial condition and results of operations.

Price control by PRC government authorities

Certain medical products sold in the PRC, primarily those included in the PRC’s published Medical Insurance Catalogue and those pharmaceutical products whose production or trading are deemed to constitute monopolies by the PRC government, are subject to retail price controls in the form of fixed prices or price ceilings. The fixed prices or the price ceilings of such medicines are published by the national and provincial price administration authorities from time to time. Although the Group only sells its products through distributors, the controls over retail prices could have a corresponding effect on the wholesale prices. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject, in certain cases, to notification to the provincial pricing authorities. Certain of the Group’s products are subject to price controls and accordingly, the price of such

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price control, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2006, 2007 and 2008, the percentages of the Group’s revenues from products that were subject to government pricing controls were 77%, 73% and 72.0%, respectively.
Concentration of suppliers

The Group sources raw materials, as well as packaging materials, from various independent suppliers in the PRC. Historically, the majority of the Group’s raw materials have been readily available. The Group generally maintains two vendors for each major raw material in order to diversify its vendor base and help to ensure a reliable supply of raw materials at reasonable prices. The Group also maintains a supplier evaluation scheme through which potential vendors are evaluated based on a number of factors including quality, timely delivery, cost and technical capability. For the years ended December 31, 2006, 2007 and 2008, the Group purchased 50.9%, 50.9% and 40.3%, respectively, of its total supply of raw materials from its five largest suppliers.

Cash, cash equivalents and investment concentrations

As of December 31, 2007 and 2008, RMB931,167 and RMB774,881 (US$113,577), respectively, in cash, cash equivalents and investment securities were held in uninsured accounts at financial institutions located in the PRC, cash, cash equivalents and investment securities of RMB36,185 and RMB4,009 (US$588), respectively, were held in insured accounts at major financial institutions located in the Hong Kong Special Administrative Region (the “HK SAR”) with full coverage, and cash, cash equivalents and investment securities of nil and RMB33,924 (US$4,964), respectively, were held in insured accounts at major financial institutions located in the United States of America (the “U.S.”) and were insured up to US$2,000. Further, as of December 31, 2007 and 2008, the Group’s cash and cash equivalents balances included U.S. dollar denominated bank deposits of US$22 and US$18,477 (RMB126,057), respectively, in uninsured accounts at financial institutions located in the PRC, nil and US$4,964 (RMB33,924), respectively, in insured accounts at major financial institutions located in the U.S. and were insured up to US$2,000, and US$4,692 and US$388 (RMB2,648), respectively, in insured accounts at major financial institutions located in the HK SAR. Management believes that these major financial institutions are of high credit quality.
(c)	Organization
The Company was incorporated in the Cayman Islands and established in August 2006 under the Cayman Islands Companies Law as part of a series of corporate reorganization activities (the “Reorganization”) in the preparation of the Company’s initial public offering (“IPO”). In connection with the Reorganization, Assure Ahead Investments Limited (“AAI”) and New Good Management Company Limited (“NGM”), the two shareholders of State Good Group Limited (“SGG”), transferred their respective equity interests in SGG in exchange for the ordinary shares of the Company. Upon the issuance of the Company’s shares, the ownership interests in the Company held by AAI and NGM were identical to their respective ownership interests in SGG prior to the share exchange.

SGG was established in the British Virgin Islands in October 2005 in connection with the reorganization of Simcere Hainan Investment Group Ltd. (“Simcere Investment”) to facilitate the raising of capital from investors outside of the PRC. Simcere Investment, through its operating subsidiaries (“the Predecessor Operations”), was an integrated pharmaceutical company that developed, manufactured and marketed a range of branded generic and other pharmaceutical products in the PRC.

In March 2006, Simcere Investment transferred all of its equity interests in the Predecessor Operations to SGG through a newly formed holding company, NGM, in exchange for 34,500 ordinary shares of SGG and cash payable of US$16,800. Concurrently, AAI subscribed for 15,500 ordinary shares of SGG for cash of US$26,400.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
On April 20, 2007, the Company’s shares were listed on the New York Stock Exchange following the completion of IPO of 15,625,000 American Depositary Shares (“ADSs”), representing 31,250,000 ordinary shares, at a price of US$14.5 per ADS. Each ADS presents two ordinary shares of the Company. The offering consisted of 12,500,000 ADSs, representing 25,000,000 ordinary shares, newly issued by the Company and 3,125,000 ADSs, representing 6,250,000 ordinary shares, sold by certain selling shareholders. The Company raised net proceeds of approximately US$168,563 from the offering.

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

Accordingly, the assets and liabilities of the Predecessor Operations transferred to SGG, and then subsequently to the Company, have been initially recognized at their historical carrying amounts and the accompanying consolidated financial statements as of and for the year ended December 31, 2006 present the financial condition and the results of the Group as if the Predecessor Operations were transferred to the Company as of the beginning of 2006. The cash distribution of US$16,800 (RMB134,425) paid in connection with the Reorganization has been accounted for as an equity transaction in the consolidated statements of shareholders’ equity and comprehensive income.
2	Summary of significant accounting policies
(a)	Consolidation
The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation. For consolidated subsidiaries where the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as minority interests.
(b)	Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make a number of estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include recoverability of the carrying amount of property, plant and equipment, goodwill and intangible assets; the allocation of the purchase price for the Group’s acquisitions; allowances for doubtful receivables and deferred income tax assets; depreciation and amortizable lives; recoverability of inventories; and amounts recorded for contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(c)	Foreign currency translation
The reporting currency of the Group is Renminbi (“RMB”).

Through March 31, 2007, the Company’s and SGG’s functional currency was RMB. Effective from April 1, 2007, the Company and SGG changed their functional currency to United States dollar (U.S. dollar) due to the significant changes in the Company’s and SGG’s economic facts and circumstances upon the completion of the Company’s listing on the New York Stock Exchange, which resulted in the Company’s financing and operating activities being predominately denominated in U.S. dollar. The corresponding adjustment attributable to current-rate translation of non-monetary assets as of the date of the change was immaterial and has been recorded as other comprehensive loss, a separate component within shareholders’ equity.

The functional currency of the Company’s PRC subsidiaries is RMB. RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC, which are determined largely by supply and demand.

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

For the U.S. dollar convenience translation amounts included in the accompanying financial statements, the RMB amounts were translated into U.S. dollars at the rate of US$1.00=RMB6.8225, representing the noon buying rate in The City of New York for cable transfers of RMB on December 31, 2008 as certified for Customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2008 or on any other date.
(d)	Cash and cash equivalents and pledged bank deposits
Cash and cash equivalents consist of cash on hand, cash in bank accounts, interest-bearing savings accounts, money market funds, time deposits and short-term fixed income investments with original maturities of three months or less at the date of purchase. Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash and cash equivalents total in the consolidated statements of cash flows. The pledged bank deposits represent cash maintained at a bank as security for short-term bills payable issued by a subsidiary of the Company to third party suppliers. These pledged bank deposits are restricted as to withdrawal or use by the pledged subsidiary for as long as the related short-term bills payable of the subsidiary that is using the bills payable facility are outstanding. Upon maturity of the bills payable which generally ranges from three to six months, the cash is available for use by the Group.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(e)	Held-to-maturity investment securities
The Group invests in short-term fixed income investments offered by banks and financial institutions. These investments are classified as held-to-maturity and measured at amortized cost in the consolidated balance sheets because the Company has the intent and ability to hold these investments to maturity. All held-to-maturity investment securities as at December 31, 2007 were denominated in RMB, and had maturity terms ranging from six to twelve months and fixed interest rates ranging from 4.4% to 6.4% per annum. Given the short duration of these investments, the carrying values of these short-term investments approximate at their fair values.
(f)	Accounts receivable and bills receivable
Accounts receivable are recorded at the invoiced amount and do not bear interest. The Group maintains an allowance for doubtful accounts for estimated losses resulting from inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts, aging data and historical write-off experience. Judgments are made with respect to the collectibility of accounts receivable based on historical experience, customer specific facts and current economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Apart from those disclosed in note 14(e), the Group does not have any off-balance-sheet credit exposure related to its customers.

To reduce the Group’s credit risk, the Group has required certain customers to pay for the sale of the Group’s products by bills receivable. A bill receivable primarily represents a short-term note receivable issued by a financial institution that entitles the Group to receive the full face amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Historically, the Group has not experienced any collection losses on bills receivable and therefore no allowance for doubtful accounts has been provided.
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

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the cost of inventory, and expensed to cost of materials and production when the inventory is sold.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
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

Intangible assets are amortized on a straight-line basis over the estimated useful lives of the respective assets. The Group’s intangible assets and their respective estimated useful lives are as follows:

Customer relationships	4 - 11 years
Developed technology	10 - 16 years
Product trademarks	6 - 10 years
Manufacturing and supply licenses	1 - 5 years
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

Goodwill is tested annually for impairment, and is tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. This determination is made at the reporting unit level and consists of two steps. The Group as a whole is considered the reporting unit for purposes of goodwill impairment testing. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. The Group uses its market capitalization based on the quoted market price of its ordinary shares in determining the fair value of its reporting unit. For the years ended December 31, 2006, 2007 and 2008, management performed its annual impairment review of goodwill and concluded that there was no impairment.
(i)	Land use rights
A land use right in the PRC represents an exclusive right to occupy, use, develop, lease, transfer a piece of land during the contractual term of the land use right. Land use rights are usually paid in one lump sum at the date the right is granted. The prepayment usually covers the entire duration period of the land use right. The lump sum advance payments are capitalized as land use right assets and then charged to expenses on a straight-line basis over the respective periods of the rights of 24-75 years.
(j)	Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
The effect on deferred tax assets and liabilities of a change in tax rates is recognized in consolidated statements of income in the period that includes the enactment date.

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). Under this Interpretation, management determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based solely on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, it is presumed that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The tax positions are regularly reevaluated based on the results of the examination of income tax filings, statute of limitations expirations and changes in tax law that would either increase or decrease the technical merits of a position relative to the more likely than not recognition threshold. The Group’s policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense. Upon adoption of FIN 48 on January 1, 2007, management evaluated the Group’s income tax position and reclassified RMB14,195 of unrecognized tax benefits from current liabilities to non-current other liabilities. Prior to the adoption of FIN 48, the Group recognized the effect of income tax positions only if such positions were probable of being sustained.
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
Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching to them, and the grants are receivable. Grants that compensate research and development expenses are recorded as a reduction to the related research and development expenses. Grants that compensate the Group for the cost of property, plant and equipment and land use rights are recorded as a reduction of the cost of the related asset and are recognized over the useful life of the asset by way of reduced depreciation expense or lease payment.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
For the years ended December 31, 2006, 2007 and 2008, RMB2,183, RMB10,000, and RMB2,697 (US$395), respectively, have been recognized as a reduction of research and development expenses.
(m)	Research and development
Research and development costs are expensed as incurred. These expenses include the costs of the Group’s internal research and development activities and the costs of research and development conducted by others on behalf of the Group, such as through third-party collaboration arrangements. Research and development costs in connection with third-party research and development collaboration arrangements prior to regulatory approval are incurred as the research and development activities are performed. Once a regulatory approval is obtained, subsequent milestone payments are recorded as intangible assets, less accumulated amortization and, unless the assets are determined to have an indefinite life, amortized over the remaining agreement terms or the expected product life cycle, whichever is shorter.

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
Advertising costs are expensed as incurred and included in sales, marketing and distribution expenses. Advertising costs for the years ended December 31, 2006, 2007 and 2008 amounted to RMB78,701, RMB31,016, and RMB41,816 (US$6,129), respectively.
(o)	Shipping and handling fees and costs
Costs incurred by the Group for shipping and handling, including costs paid to third-party transportation companies, to transport and deliver products to customers, are included in sales, marketing and distribution expenses. Shipping and handling fees and costs for the years ended December 31, 2006, 2007 and 2008 amounted to RMB13,819, RMB11,912 and RMB12,408 (US$1,819), respectively.
(p)	Retirement and other postretirement benefits
Contributions to defined contribution retirement plans are charged to the consolidated statements of income as and when the related employee service is provided. The Group does not have any defined benefit retirement plans.
(q)	Share-based payment
The Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), Share-based Payment (“SFAS No. 123R”) beginning January 1, 2006. The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost as expense on a straight-line basis over the requisite service period for the entire award in the Company’s consolidated statements of income.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
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
In accordance with SFAS No.128, Computation of Earnings per Share (“SFAS No. 128”), basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of ordinary shares and dilute ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding share options calculated using the treasury stock method. Ordinary equivalent shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive. As a result of the Reorganization as described in note 1(c), for purposes of calculating basic earnings per share for the year ended December 31, 2006, the weighted average number of shares used in the calculation reflects the 69,000,000 ordinary shares issued to NGM and 31,000,000 ordinary shares issued to AAI in September 2006 as if these shares were issued as of March 28, 2006.
(t)	Segment reporting
The Group has no operating segments, as that term is defined by SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.
(u)	Fair value measurement
On January 1, 2008, the Group adopted the provisions of SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 20). The initial adoption of SFAS No. 157 had no impact on the Group’s financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position No. FAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active (“FSP FAS 157-3”) which was effective immediately. FSP FAS 157-3 clarifies the application of SFAS No. 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. Management has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

FASB Staff Position No. FAS No. 157-2, Effective Date of FASB Statement No. 157, (“FSP FAS 157-2”) delays the effective date of SFAS No. 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of SFAS No. 157 to the intangible assets acquired in business combinations during 2008 (note 7(a)) that have been recognized or disclosed at fair value for the year ended December 31, 2008. On January 1, 2009, the Company will be required to apply the provisions of SFAS No. 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Management does not expect the initial impact of adopting FSP FAS 157-2 will have a material impact on the Group’s consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
In April 2009, the FASB issued FASB Staff Position No. FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”). FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may adopt this guidance earlier for the interim and annual periods ending after March 15, 2009. Management is currently evaluating the impact that FSP FAS 157-4 will have on the consolidated financial statements.
(v)	Recently issued accounting standards
          FASB Statement No. 141R (“SFAS No. 141R”)
In December 2007, the FASB issued SFAS No. 141R, Business Combination, which replaces FASB Statement No. 141. SFAS No. 141R provides revised guidance on the recognition and measurement of the consideration transferred, identifiable assets acquired, liabilities assumed, noncontrolling interests and goodwill acquired in a business combination. SFAS No. 141R also expands required disclosure surrounding the nature and financial effects of business combinations. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Group plans to adopt the provisions of SFAS No. 141R on January 1, 2009. The adoption of SFAS No. 141R will impact the accounting for business combinations completed by the Group on or after January 1, 2009.
          FASB Statement No. 160 (“SFAS No. 160”)
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the treatment of noncontrolling interests in a subsidiary. Noncontrolling interests in a subsidiary will be reported as a component of equity in the consolidated financial statements and any retained noncontrolling equity investment upon deconsolidation of a subsidiary will initially be measured at fair value. SFAS No. 160 is effective, on a prospective basis, for fiscal years beginning on or after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The Group plans to adopt the provisions of SFAS No. 160 on January 1, 2009. The initial adoption of SFAS 160 is expected to only result in the reclassification and presentation of minority interests as noncontrolling interests in the Group’s consolidated financial statements.
          Emerging Issues Task Force Issue No. 07-1 (“EITF No. 07-1”)
In December 2007, the FASB issued EITF No. 07-1, “Accounting for Collaborative Arrangements”. EITF No. 07-1 provides guidance regarding financial statement presentation and disclosure of collaborative arrangements, which includes arrangements entered into regarding development and commercialization of products. It requires certain transactions between collaborators to be recorded in the statements of income on either a gross or net basis when certain characteristics exist in the collaborative relationship. EITF 07-1 became effective for the Group on January 1, 2009. The initial adoption of EITF 07-1 is not expected to have an effect on the Group’s financial position and results of operations. However, the adoption of EITF 07-1 may have an effect on the presentation of collaborative arrangements in the consolidated statements of income and could result in the reporting of lower amounts of product revenues and research and development expenses.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
          FASB Staff Position No. FAS No. 142-3 (“FSP FAS 142-3”)
In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. FSP FAS 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. Management does not expect the adoption of FSP FAS 142-3 to have a material impact on the Group’s financial position and results of operations.
3	Accounts and bills receivables, net

Accounts and bills receivables, net are summarized as follows:

	December 31,
	2007	2008	2008
	RMB	RMB	US$
Accounts receivable	175,495	317,213	46,495
Less: allowance for doubtful accounts	(7,709)	(8,069)	(1,183)

Accounts receivable, net	167,786	309,144	45,312
Bills receivable, net	320,588	439,853	64,471

	488,374	748,997	109,783

The movements of the allowance for doubtful accounts are as follows:

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Balance at the beginning of the year	5,556	6,834	7,709	1,130
Additions charged to bad debt expense	1,433	1,203	1,576	231
Additions related to acquisitions of subsidiaries	—	1,074	—	—
Write-off of accounts receivable charged against the allowance	(155)	(1,402)	(1,216)	(178)

Balance at the end of the year	6,834	7,709	8,069	1,183

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 30 to 90 days from the date of billing. The Group does not normally require collateral or other security to support credit sales.

Several subsidiaries of the Group transfer with recourse certain of its bills receivable to third party financial institutions. Under this arrangement, control over the transferred bills receivable is surrendered and the subsidiaries do not retain beneficial interests in the transferred bills receivables. All of the transferred bills receivables were accounted for as sales and derecognized upon transfer pursuant to the provisions of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.
For the years ended December 31, 2006, 2007 and 2008, the Group received proceeds from the sale of bills receivable amounting to RMB8,321, RMB51,720 and RMB274,183 (US$40,188), respectively. In addition, the Group recorded discounts amounting to RMB56, RMB521 and RMB2,993 (US$439) in respect of bills receivable sold for the years ended December 31, 2006, 2007 and 2008, respectively, which have been included in interest expense.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
4	Inventories

Inventories by major categories are summarized as follows:

	December 31,
	2007	2008	2008
	RMB	RMB	US$
Raw materials	15,548	14,537	2,131
Consumables and packaging materials	10,445	12,914	1,893
Work-in-progress	4,337	17,924	2,627
Finished goods	34,911	50,573	7,412

	65,241	95,948	14,063

Inventory write-downs amounting to RMB2,143, RMB3,213 and RMB3,000 (US$440) were recognized in cost of materials and production in the consolidated statements of income during the years ended December 31, 2006, 2007 and 2008, respectively.
5	Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	December 31,
	2007	2008	2008
	RMB	RMB	US$

Buildings and leasehold improvements	253,354	326,120	47,800
Machinery and equipment	110,987	165,958	24,325
Motor vehicles	29,184	38,058	5,578
Furniture, fixtures and office equipment	26,828	31,766	4,656
Construction-in-progress	79,541	64,927	9,517

	499,894	626,829	91,876
Less: accumulated depreciation and amortization	(125,836)	(163,770)	(24,004)

	374,058	463,059	67,872
Deposits for purchase of property, plant and equipment	3,579	15,791	2,315

	377,637	478,850	70,187

The Group capitalizes interest cost as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the years ended December 31, 2006, 2007 and 2008:

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Interest cost capitalized	1,550	763	2,133	313
Interest cost charged to income	10,705	6,346	4,693	688

Total interest cost incurred	12,255	7,109	6,826	1,001

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

6	Land use rights
Land use rights consist of the following items:

	December 31,
	2007	2008	2008
	RMB	RMB	US$
Land use rights:
— non-current portion	116,386	114,624	16,801
— current portion	2,473	2,472	362

Total land use rights	118,859	117,096	17,163

7	Acquisitions, goodwill and intangible assets
(a)	2008 acquisition
Acquisition of a 70% equity interest in Wuhu Zhong Ren

On May 5, 2008, the Group completed the acquisition of 70% of the outstanding equity interest in Wuhu Zhong Ren, a PRC company based in Wuhu, for cash consideration of RMB65,090 (US$9,540). Wuhu Zhong Ren a PRC-based drug manufacturer specialized in the production of a 5-FU sustained release anti-tumor implant, Sinofuan. Sinofuan is the only sustained release anti-tumor implant approved by the State Food and Drug Administration. The acquisition furthers the Group’s growth strategy, enhances the offerings in the anti-tumor drug market and creates synergies with Endu, the Group’s anti-tumor drug. In particular, it can achieve economies of scales through increased utilization of the Group’s existing distribution channels. The acquisition of Wuhu Zhong Ren was accounted for as a business combination and the purchase price was allocated to the assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The financial results of Wuhu Zhong Ren have been consolidated and included in the Company’s consolidated financial statements from May 1, 2008 onwards.

The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed at the date of acquisition:

Amount
RMB
Cash and cash equivalents	1,869
Other current assets	5,808
Deferred tax assets	2,415
Property, plant and equipment	6,985
Developed technology	45,542
Manufacturing license	763
Other non-current assets, primarily land use right	154
Goodwill	16,715

Total assets acquired	80,251
Current liabilities	(5,783)
Deferred tax liabilities	(9,378)

Net assets acquired	65,090

The estimated useful lives of the identifiable intangible assets acquired in the acquisition of Wuhu Zhong Ren are 12 years for developed technology, and 1.1 years for manufacturing license. The intangible assets acquired have a weighted-average useful life of 11.8 years from the date of acquisition. Goodwill and the amortization of these intangibles assets are not deductible for tax purposes.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(b)	2007 acquisitions
Acquisition of an additional 10% equity interest in Shandong Simcere

On June 13, 2007, upon receiving relevant regulatory approval, the Group completed its acquisition of an additional 10% equity interest in Shandong Simcere for RMB27,064. The Group accounted for this transaction as a step acquisition using the purchase method of accounting.

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

The estimated useful lives of the identifiable intangible assets acquired in the acquisition of the additional 10% interest in Shandong Simcere are 5.6 years for customer relationship, 15 years for the developed technology, and 3.8 years for manufacturing license. The intangible assets acquired have a weighted-average useful life of 14.3 years from the date of acquisition. Goodwill and the amortization of these intangible assets are not deductible for tax purposes.

Acquisition of 51% equity interest of Boda

On October 18, 2007, the Group completed its acquisition of 51% of the outstanding equity interest in Boda, a PRC based company that manufactures and sells pharmaceutical products in the PRC, for RMB123,061. Boda is the manufacturer of injectable stroke management medication, Yidasheng, the edaravone injection. Yidasheng is the only other edaravone injection currently available in the PRC other than Bicun, the Group’s product. The acquisition of Boda helps the Group capture the majority share of the edaravone injection market in the PRC and will create synergies with Bicun and the Group’s other existing products. RMB114,738 of the consideration was paid in 2007 with the remaining balance paid in 2008. The acquisition of Boda was accounted for as a business combination and the purchase price was allocated to the assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The financial results of Boda have been consolidated and included in the Company’s consolidated financial statements from October 1, 2007 onwards.

The acquisition of the 51% equity interest in Boda resulted in the recognition of goodwill of RMB46,105 and intangible assets of RMB76,031. Goodwill and the amortization of these intangible assets are not deductible for tax purposes. The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed at the date of acquisition:

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

Amount
RMB

Cash and cash equivalents	6,632
Other current assets	17,937
Property, plant and equipment	27,349
Developed technology	59,981
Manufacturing license	719
Customer relationship	15,331
Other non-current assets, primarily land use right	7,711
Goodwill	46,105

Total assets acquired	181,765

Current liabilities	(37,540)
Deferred tax liabilities	(21,164)

Net assets acquired	123,061

The estimated useful lives of the identifiable intangible assets acquired in the acquisition of Boda are 5 years for customer relationship, 12 years for developed technology, and 2.7 years for manufacturing license. The intangible assets acquired have a weighted-average useful life of 10.5 years from the date of acquisition.

Unaudited proforma financial information

The following unaudited pro forma financial information represents the results of operations of the Group as if the acquisition of Boda had occurred as of the beginning of 2006 and 2007. The unaudited pro forma financial information is not necessarily indicative of what the Company’s consolidated results of operations actually would have been had it completed the acquisition at the beginning of 2006 and 2007. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations of the combined entity.

	Years ended December 31,
	2006	2007
	RMB	RMB
	(unaudited)	(unaudited)

Product revenues	983,910	1,414,439
Income from operations	179,014	272,833
Net income	163,695	299,054
Earnings per share
Basic	1.77	2.54
Diluted	1.77	2.46
Acquisition of a 100% equity interest in Master Luck

On November 21, 2007, the Group acquired 100% of the outstanding ordinary shares of Master Luck, an investment holding company which owns 85.71% of the outstanding equity interest in Tung Chit, a PRC company based in Nanjing that manufactures and sells pharmaceutical products in the PRC, for cash consideration of RMB32,927. Tung Chit is the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is marketed under the brand name Jiebaishu. This acquisition further complements the Group’s current portfolio of products and will create synergies with the Group’s existing antineoplastic pharmaceuticals. The acquisition of Master Luck was accounted for by the Group under the purchase method.

The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed:

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

Amount
RMB

Cash and cash equivalents	2,701
Other current assets	4,122
Property, plant and equipment	14,119
Developed technology	5,691
Manufacturing license	1,363
Customer relationship	1,089
Other non-current assets, primarily land use right	10,369
Goodwill	8,230

Total assets acquired	47,684

Current liabilities	(12,798)
Deferred tax liabilities	(1,959)

Net assets acquired	32,927

The estimated useful lives of the identifiable intangible assets acquired in the acquisition of Tung Chit are 4 years for customer relationship, 10 years for developed technology, and 2 years for manufacturing license. Goodwill and the amortization of these intangibles assets are not deductible for tax purposes.
(c)	2006 acquisitions
In July 2006, the Group acquired 10%, 15.96%, 5%, 20% and 22.23% of the equity interest in Shanghai Simcere, Sichuan Simcere, Qitian Simcere, Simcere Research and Jiangsu Simcere, respectively. In September 2006, the Group also completed its acquisition of 80% of the equity interest in Shandong Simcere.

The acquisition of Shandong Simcere was accounted for as a purchase business combination. The results of operations of Shandong Simcere have been consolidated and included in the consolidated statements of income from September 30, 2006 onwards. The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed at the date of acquisition:

Amount
RMB

Cash and cash equivalents	7,048
Other current assets	7,669
Property, plant and equipment	15,228
Developed technology	142,684
Manufacturing license	577
Other non-current assets, primarily land use right	12,170
Goodwill	86,453

Total assets acquired	271,829

Current liabilities	(51,638)
Deferred tax liabilities	(17,922)
Minority share of Shandong Simcere’s equity deficit	(5,670)

Net assets acquired	196,599

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
The estimated useful economic lives of the identifiable intangible assets acquired in the acquisition of Shandong Simcere are 16 years for developed technology right, and 4.8 years for manufacturing license. Goodwill recognized in this transaction amounted to RMB86,453.

Unaudited proforma financial information

The following unaudited pro forma financial information represents the results of operations of the Group as if the acquisition of Shandong Simcere had occurred as of the beginning of 2006. The unaudited pro forma financial information is not necessarily indicative of what the Company’s consolidated results of operations actually would have been had it completed the acquisition at the beginning of 2006. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations of the combined entity.

Year ended December 31,
2006
RMB
(unaudited)

Product revenues	953,343
Income from operations	178,813
Net income	164,982
Earnings per share
Basic	1.78
Diluted	1.78

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(d)	Intangible assets
The Group’s intangible assets related to the Group’s acquisitions consisted of the following:

	December 31, 2007
		Gross
	Amortization	carrying	Accumulated	Net carrying
	period	amount	amortization	amount
	Years	RMB	RMB	RMB
Customer relationships	4-11	37,418	(7,476)	29,942
Developed technology	10-16	232,302	(16,202)	216,100
Product trademarks	6-10	4,303	(1,606)	2,697
Manufacturing and supply licenses	2-5	3,581	(1,099)	2,482

Total		277,604	(26,383)	251,221

	December 31, 2008
		Gross
	Amortization	carrying	Accumulated	Net carrying
	period	amount	amortization	amount
	Years	RMB	RMB	RMB
Customer relationships	4-11	37,418	(12,900)	24,518
Developed technology	10-16	284,995	(38,174)	246,821
Product trademarks	6-10	4,303	(2,077)	2,226
Manufacturing and supply licenses	1-5	4,344	(2,665)	1,679

Total		331,060	(55,816)	275,244

Total — US$		48,525	(8,181)	40,344

The aggregate amortization expenses for intangible assets for the years ended December 31, 2006, 2007 and 2008, were RMB4,812, RMB15,084 and RMB29,433 (US$4,314), respectively. Amortization expense of customer relationships is recorded in sales, marketing and distribution expenses and amortization expense for developed technology, product trademarks and manufacturing and supply licenses is recorded in cost of materials and production. As of December 31, 2008, the estimated amortization expense for the years ended December 31 is as follows:

RMB
2009	28,052
2010	26,981
2011	26,596
2012	25,175
2013	22,091

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(e)	Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2008 are as follows:

	Years ended December 31,
	2007	2008	2008
	RMB	RMB	US$
Balance at the beginning of the year	100,634	161,496	23,671
Acquisition of Shandong Simcere	10,576	—	—
Minority interest share in the post acquisition income of Shandong Simcere	(4,049)	—	—
Acquisition of Boda	46,105	—	—
Acquisition of Tung Chit	8,230	—	—
Acquisition of Wuhu Zhong Ren	—	16,715	2,450

Balance at the end of year	161,496	178,211	26,121

8	Short-term borrowings
As of December 31, 2007, short-term borrowings included an aggregate of RMB19,000 unsecured and interest-free loans from a local district government in Shandong, PRC, which the Group obtained for working capital needs and a RMB10,000 loan from a third party, that was non-interest bearing and unsecured. During the year ended December 31, 2008, the Group repaid RMB10,000 (US$1,466) and RMB3,000 (US$440) of the third party loan and government loans, respectively, and renewed the remaining RMB16,000 (US$2,345) of the government loan into two borrowings. RMB3,000 (US$440) of the government loan is an unsecured interest free short-term borrowing which is repayable on demand and a RMB13,000 (US$1,906) secured long-term loan (note 10) of which RMB3,000 (US$440) is payable in 2009. The weighted average effective interest rates on short-term borrowings outstanding as of December 31, 2007 and 2008, were 5.97% and nil per annum, respectively.

As of December 31, 2007 and 2008, the Group had unutilized banking facilities of RMB390,000 and RMB50,000 (US$7,329), respectively, with various banks available to be drawn upon.

9	Long-term debt
As of December 31, 2007 and 2008, long-term debt include a floating interest loan of RMB52,000 (US$7,622) which is repayable over an 11-year period from 2010 to 2020. Interest is payable on a quarterly basis. The loan was obtained from a local district government in Jilin, PRC, to finance the construction of a new production plant in a city in Jilin Province. The 2008 balance also includes RMB10,000 (US$1,466) representing the long-term loan portion (due on 2010 and 2011) of the RMB13,000 (US$1,906) secured long term loan from a local district government in Shandong, PRC (note 8) which bears a fixed interest rate at 5.40% per annum. The weighted-average effective interest rates on long-term loans outstanding as of December 31, 2007 and 2008 were 7.03% and 6.90% per annum, respectively. The loan agreements do not require the Group to comply with any financial covenants.

Principal repayments required on the long-term loan outstanding as of December 31, 2008, are RMB3,000 in 2009, RMB8,000 in 2010, RMB11,700 in 2011, RMB4,700 in 2012 and, RMB4,700 in 2013 and RMB32,900 thereafter.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

10	Income tax
Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, the Company and SGG are not subject to tax on their income or capital gains. In addition, upon any payment or dividend paid by these companies, no Cayman Islands or British Virgin Islands withholding tax is imposed.

People’s Republic of China

The Company’s subsidiaries incorporated in the PRC file separate income tax returns.

Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%, consisting of 30% state tax and 3% local tax. Hainan Simcere, Shandong Simcere, Nanjing Simcere and Tung Chit, being production-oriented foreign investment enterprises, were each entitled to a tax holiday of a two-year 100% exemption followed by a three-year 50% exemption commencing from the first profit-making year after offsetting accumulated tax losses (“2+3 tax holiday”). In addition, Hainan Simcere and Shandong Simcere, being located in one of the Special Economic Zones and Economic and Technological Development Zones, respectively, were entitled to a reduced income tax rate of 15%. Further, Shanghai Simcere was located in KangQiao Industrial Area and was granted a reduced income tax rate of 15% for 2007 by the local taxing authority.

On March 16, 2007, the National People’s Congress passed the Corporate Income Tax Law of the PRC (“new CIT law”), which unified the income tax rate to 25% for all enterprises. The new CIT law was effective as of January 1, 2008. The new CIT law provides a five-year transition period from its effective date for those enterprises which were established before March 16, 2007 and which were entitled to a preferential lower tax rate under the then effective tax laws and regulations, as well as grandfathering tax holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively. In addition, entities that were previously entitled to the 2+3 tax holidays under the then effective tax laws and regulations shall continue to enjoy the tax holidays until they expire. Further, entities that qualify as “Advanced and New Technology Enterprises” (“ANTEs”) under the new CIT law are entitled to a preferential income tax rate of 15%. However, the new recognition criteria and procedures for ANTEs under the new CIT law were not issued until April 14, 2008.

In December 2008, Shandong Simcere and Boda were recognized by the Chinese government as ANTEs under the new CIT law and entitled to the preferential income tax rate of 15% from 2008 to 2010. Under the new CIT law, where the transitional preferential income tax policies and the preferential policies prescribed under the new CIT law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. Shandong Simcere has chosen to enjoy the 2+3 tax holiday grandfathering treatment until its expiry in 2011.

Based on the above, the Company’s major PRC subsidiaries are subject to the following tax rates:
•	Jiangsu Simcere and Simcere Research are subject to income tax at 33% in 2006 and 2007, and at 25% from 2008 onwards.

•	Hainan Simcere commenced its 2+3 tax holiday in 2006 and is subject to income tax at 0%, 0%, 9%, 10%, 11%, 24% and 25% for 2006, 2007, 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

•	Shandong Simcere commenced its 2+3 tax holiday in 2007 and is subject to income tax at 0%, 0%, 10%, 11%, 12% and 25% for 2007, 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

•	Nanjing Simcere and Tung Chit commenced their 2+3 tax holidays in 2006 and are subject to income tax at 0% for 2006 and 2007, 12.5% from 2008 to 2010 and 25% from 2011 onwards.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
•	Shanghai Simcere is subject to income tax at 33%, 15% and 25% for 2006, 2007 and 2008 onwards, respectively.

•	Boda is subject to income tax at 33% in 2006 and 2007. As of December 31, 2007, the applicable tax rate used in measuring its deferred tax assets and liabilities was 25% since Boda had not been recognized as an ANTE under the new CIT law. Upon the receipt of the approved ANTE status in December 2008, Boda is entitled to the preferential income tax rate of 15% retroactively from January 1, 2008 to December 31, 2010. Thereafter, the income tax rate is 25%.

•	Simcere Zhong Ren is subject to income tax at 25% from 2008 onwards.
The new CIT law also imposes a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside China for earnings generated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As of December 31, 2008, the Group has not provided for income taxes on accumulated earnings generated by its PRC subsidiaries for 2008 since the Group planned to indefinitely reinvest these earnings in the PRC. It is not practicable to estimate the amount of additional taxes that might be payable on such undistributed earnings.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
The components of earnings (losses) before income taxes and minority interests are as follows:

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cayman Islands	(3,454)	(409)	(30,377)	(4,452)
British Virgin Islands	22,819	(7,795)	(1,080)	(158)
PRC	157,508	335,277	459,028	67,281

Total earnings before income taxes and minority interests	176,873	327,073	427,571	62,671

(a)	Income taxes
Income tax expense (benefit) consists of the following:

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
PRC
Current	9,076	2,518	52,055	7,630
Deferred	(2,124)	11,009	(2,770)	(406)

Income tax expense	6,952	13,527	49,285	7,224

(b)	Income tax contingencies
The following table summarizes the movement of unrecognized tax benefits:

	December 31,
	2007	2008
	RMB	RMB
Balance at January 1	14,195	19,928
Increase related to current year tax positions	5,733	—

Balance at December 31	19,928	19,928

Balance at December 31 — US$		2,921

The balance of total unrecognized tax benefits as of each year end, if recognized, would affect the Group’s effective income tax rate. No interest and penalties were provided as of January 1, 2007, and for the year ended December 31, 2007. During 2008, the Group has accrued RMB601 (US$88) of interest related to unrecognized tax benefits. Management does not expect that the total amount of unrecognized tax benefits as of December 31, 2008 will significantly change over the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitation in the case of tax evasion. Accordingly, the PRC tax returns for the Company’s PRC subsidiaries are open to examination by the PRC state and local authorities for the tax years beginning in 2003.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(c)	Reconciliation of expected income tax to actual income tax expense
The actual income tax expense reported in the consolidated statements of income differs from the amounts computed by applying the PRC statutory income tax rate to earnings before income taxes and minority interests as a result of the following:

			Years ended December 31,
	Note		2006	2007	2008	2008
			RMB	RMB	RMB	US$
PRC statutory tax rate			33%	33%	25%	25%
Computed “expected” income tax expense			58,367	107,935	106,893	15,668
Non-deductible expenses
Salaries and benefits			7,228	958	—	—
Advertising and promotion expense			11,322	2,862	1,915	281
Research and development expense			—	2,871	1,509	221
Others			1,207	1,026	4,224	619
Non-taxable income			(62)	(1,735)	(252)	(37)
Tax rate differential	(a	)	(31,116)	(70,782)	(23,980)	(3,515)
Effect of tax holiday	(b	)	(38,775)	(63,539)	(56,407)	(8,267)
Non-PRC entities not subject to income tax			(6,390)	2,707	7,864	1,152
Change in valuation allowance			4,161	15,619	13,111	1,922
Tax rebate			(769)	(4,888)	—	—
Tax credit for purchase of domestic equipment			—	(2,124)	(4,255)	(624)
Tax benefit resulting from intercompany transfers of intellectual properties			—	—	(188)	(28)
Change in enacted tax rates or tax status			1,779	22,617	(1,149)	(168)

Actual income tax expense			6,952	13,527	49,285	7,224

Notes:

(a)	The provision for income tax for the Company’s PRC subsidiaries is based on a statutory rate of 33% in 2006 and 2007 and 25% in 2008 of the assessable income of the Company’s PRC subsidiaries as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries which are subject to tax holidays or taxed at preferential rates as discussed above.

(b)	The effect of tax holiday increased the Group’s net income by RMB38,775, RMB62,916 and RMB55,675 (US$8,160) for the years ended December 31, 2006, 2007 and 2008, respectively. Consequently, the effect of the tax holiday also increased the Group’s basic and diluted earnings per share for such periods as follows:

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Increase in earnings per share:
Basic	0.42	0.54	0.45	0.07
Diluted	0.42	0.52	0.45	0.07

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(d)	Deferred taxes
The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax asset and liabilities are as follows:

	December 31,
	2007	2008	2008
	RMB	RMB	US$
Deferred tax assets
Property, plant and equipment	3,131	4,356	638
Accounts receivable	2,639	2,168	318
Inventories	680	467	68
Research and development	3,414	2,797	410
Tax loss carryforwards	26,272	25,768	3,777
Others	—	65	10

Total gross deferred tax assets	36,136	35,621	5,221
Valuation allowance	(26,085)	(24,481)	(3,588)

Net deferred tax assets	10,051	11,140	1,633
Deferred tax liabilities
Intangible assets	(61,491)	(65,403)	(9,586)
Property, plant and equipment	(199)	(534)	(78)

	(61,690)	(65,937)	(9,664)

Net deferred tax liabilities	(51,639)	(54,797)	(8,031)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilized. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryforward periods), projected future taxable income, and tax planning strategies in making this assessment.

The increase/(decrease) in the valuation allowance during the years ended December 31, 2006, 2007 and 2008 were RMB4,161, RMB15,619 and (RMB1,604) ((US$235)), respectively. As of December 31, 2007, full valuation allowances were provided against the deferred tax assets of Jiangsu Simcere and Simcere Research, which were at cumulative loss positions. The increase in the valuation allowance for 2007 was mainly due to the increase in the deferred tax assets relating to tax loss carryforwards of these subsidiaries. The net change in the total valuation allowance in 2008 was primarily due to an increase in valuation allowance to fully offset the additional deferred tax assets in Jiangsu Simcere, which was offset by a reduction of valuation allowance in Simcere Research, of which RMB14,715 was utilized by the significant earnings in 2008 arising from the intercompany sale transactions that had been eliminated upon consolidation and such tax benefit is recognized in consolidation as the transferred intellectual properties are amortized.

The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Tax loss carryforwards of the Group’s PRC subsidiaries amounted to RMB104,846 as of December 31, 2008, of which RMB89, RMB778, RMB63,803 and RMB40,176 will expire if unused by December 31, 2010, 2011, 2012 and 2013, respectively.

11	Other payables and accrued liabilities

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
Other payables and accrued liabilities consist of the following:

	December 31,
	2007	2008	2008
	RMB	RMB	US$
Accrued traveling and conference expenses	85,452	90,760	13,303
VAT payable	31,062	36,562	5,359
Accrued construction costs for property, plant and equipment	33,276	29,606	4,339
Security deposits from employees and agents (note (a))	16,067	21,714	3,183
Government grants (note (b))	3,777	12,753	1,869
Customer receipts in advance	10,685	11,239	1,647
Payable for acquisitions (note (c))	18,153	9,830	1,441
Accrued research and development expenses	11,839	6,929	1,016
Payable for acquisition of property, plant and equipment and land use right	6,515	3,284	481
Accrued legal and professional fees	5,437	1,555	228
Other accrued liabilities (note (d))	33,514	27,611	4,047

	255,777	251,843	36,913

Notes:

(a)	The amounts represent refundable cash security deposits received from certain employees and from third party marketing agents.

(b)	The amounts represent the deferred portion of the conditional and refundable government grants received but not recognized since the conditions are subject to future events.

(c)	The outstanding balance related to the acquisition of 80% of Shandong Simcere will be paid upon completion of the trial period of certain quality control procedures in relation to Endu, which are procedural in nature.

(d)	Other accrued liabilities relate to accruals for purchase of technology know-how, selling expenses, utilities expenses and other miscellaneous expenses.

12	Statutory reserves
Under PRC rules and regulations, the Company’s operating subsidiaries are required to provide for certain statutory reserves. Details of the statutory reserves are set out as follows:
          Statutory surplus reserve
According to the respective Articles of Association, the Company’s operating subsidiaries are required to transfer 10% of the net profit, as determined in accordance with PRC GAAP, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital of the respective companies. The transfer to this reserve must be made before distribution of dividends to shareholders can be made.

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

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
For the years ended December 31, 2006, 2007 and 2008, the Company’s subsidiaries made appropriation to these statutory reserve funds of RMB4,617, RMB45,450 and RMB38,614 (US$5,660), respectively. The accumulated balance of the statutory reserve funds maintained at the Company’s operating subsidiaries as of December 31, 2007 and 2008 were RMB95,317 and RMB133,931 (US$19,631), respectively.

13	Pension and other postretirement benefits
Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. Contributions of RMB2,704, RMB5,149 and RMB7,062 (US$1,035) for the years ended December 31, 2006, 2007 and 2008, respectively, were charged to expense. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

14	Commitments and contingencies
(a)	Operating lease commitments
The Group leases certain laboratories, offices and warehouses under various operating lease arrangements. The rental expense under the operating leases was approximately RMB819, RMB1,812 and RMB3,304 (US$484) for the years ended December 31, 2006, 2007 and 2008, respectively. In the normal course of business, leases that expire are renewed or replaced by leases on other properties. As of December 31, 2008, the Group was obligated under non-cancellable operating leases requiring future minimum rental payment as follows:

December 31,
2008
RMB
2009	2,327
2010	470
2011	152
2012	3
2013	3
Thereafter	37

2,992

(b)	Capital and purchase commitments
As of December 31, 2008, the Group’s capital commitments for the construction projects and purchase of machinery and equipment amounted to RMB19,578 (US$2,870).

As of December 31, 2008, the Group had commitments of approximately RMB15,750 (US$2,309) to purchase certain pharmaceutical products from third party suppliers in 2009.
(c)	Research and developments commitments
As of December 31, 2008, the Group had funding commitments for co-operative research and developments projects with third parties amounting to RMB13,159 (US$1,929) payable in 2009.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(d)	Depositary receipt facility
During the years ended December 31, 2007 and 2008, the Company received an incentive payment of RMB 20,526 and RMB1,104 (US$162) respectively, which is recognized as other non-operating income in the consolidated statements of income, from a bank in order to provide that bank with the exclusive right to manage the Company’s American Depositary Receipt (ADR) program. Under the terms of the depositary receipt facility with the bank, the Company has a contingent obligation to compensate the bank in the event the Company terminates the ADR program or the number of ADRs outstanding declines by more than 50%.
(e)	Sales of bills receivable commitments
As of December 31, 2007 and 2008, outstanding bills discounted with third party financial institutions for which the Group has retained a recourse obligation amounting to RMB198 and RMB103,965 (US$15,239), respectively. The fair value of the recourse obligation is based on historical payment patterns and appropriate discount rate as applicable. The Group has not historically experienced credit losses with respect to bills receivables sold with full recourse and as such, no recourse liability was recognized as of December 31, 2007 and 2008 as the estimated fair value of the recourse obligation retained was immaterial.

15	Earnings per share
As the Company did not legally exist with outstanding share capital until the share exchange as described in note 1(c), for the purposes of calculating basic earnings per share for the years ended December 31 2006, the number of weighted average number of ordinary shares used in the calculation reflects the 69,000,000 ordinary shares issued to NGM and the 31,000,000 ordinary shares issued to AAI in September 2006 as if these shares were issued as of March 28, 2006.

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Numerator for basic and diluted earnings per share:

Net income	172,258	301,261	350,151	51,323
Denominator:
Basic weighted average number of ordinary shares outstanding	92,695,890	117,534,566	124,921,934	124,921,934
Effect of dilutive options	—	4,132,941	83,869	83,869

Diluted weighted average number of ordinary shares outstanding	92,695,890	121,667,507	125,005,803	125,005,803

Basic earnings per share	1.86	2.56	2.80	0.41

Diluted earnings per share	1.86	2.48	2.80	0.41

For the year ended December 31, 2006, the Company’s potentially dilutive securities consist of 10,000,000 share options (see note 17). The computation of diluted earnings per share for the year ended December 31, 2006 did not assume conversion of the share options because the exercise prices of the share options were greater than or equal to the average price of the ordinary shares, and therefore their inclusion would have been anti-dilutive.

16	Revenue information
Product revenues by product category are summarized as follows:

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Anti-stroke medication	230,867	443,446	651,164	95,444
Antibiotics	389,843	390,107	395,721	58,002

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

Anti-cancer	34,726	217,867	322,862	47,323
Anti-inflammatory drugs	174,899	168,497	147,765	21,658
Other medicines	117,462	143,097	219,320	32,147

	947,797	1,363,014	1,736,832	254,574

17	Share-based compensation
On November 13, 2006, the shareholders of the Company adopted the 2006 Share Incentive Plan (the “2006 Share Incentive Plan”) which provides for the granting of options, limited share appreciation rights, and other share-based awards such as restricted shares to the directors and employees of the Group. The board of directors and shareholders of the Company authorized up to 12,000,000 ordinary shares upon exercise of awards granted under the 2006 Share Incentive Plan. On July 31, 2008, the Company adopted a new Share Incentive Plan (the “2008 Share Incentive Plan”) that allows the board of directors to grant options, limited share appreciation rights and other share-based awards such as restricted shares to directors, employees and consultants of the Group to purchase up to an aggregate of 6,250,000 ordinary shares upon exercise of awards granted under the 2008 Share Incentive Plan.

The following is a summary of share options granted in the years ended December 31, 2006, 2007 and 2008 under the 2006 Share Incentive Plan. No option was issued under the 2008 Share Incentive Plan.

	Years ended December 31,
	2006	2007	2008
Total no. of share options granted	10,000,000	1,045,000	500,000
Weighted average exercise price per share	US$4.200	US$6.750	US$6.093
Weighted average vesting period (in years)	5.00	5.00	4.82
Weighted average contractual life (in years)	6.00	6.00	5.82
Management has determined, based on the Black-Scholes option pricing model, that the weighted average grant-date fair value per option was approximately RMB14.69 (US$1.88), RMB22.25 (US$3.05) and RMB23.27 (US$3.41), or an aggregate of RMB146,000, RMB23,251 and RMB11,637 (US$1,706) for the years ended December 31, 2006, 2007 and 2008, respectively.

The assumptions used in determining the fair value of the share options granted on each respective date are, shown at their weighted average values, as follows:

	Years ended December 31,
	2006	2007	2008
Valuation assumptions
Expected life (in years)	5.5	5.5	5.19-5.35
Expected volatility	40%	40%	59%-74%
Expected dividend yield	0%	0%	0%
Risk-free interest rate	5.11%	5.11%	1.54%-3.69%
For options granted prior to 2007, the expected volatility was estimated based upon the average volatility of several comparable U.S. listed companies in the pharmaceutical industry. Since the Company did not have a trading history at the time the options were issued, management estimated the potential volatility of its ordinary share price by referring to the average volatility of these comparable companies because

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares. For the 2008 options, the historical volatility of the Company’s shares was used to estimate the volatility of the Company’s shares.

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

The amount of compensation cost recognized for these share options was RMB3,437, RMB30,764 and RMB25,536 (US$3,743) for the years ended December 31, 2006, 2007 and 2008, respectively.

Share-based compensation cost is included in the following captions:

	Years ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Research and development expenses	204	1,733	1,512	222
Sales, marketing and distribution expenses	365	2,871	2,665	391
General and administrative expenses	2,868	26,160	21,359	3,130

	3,437	30,764	25,536	3,743

As of December 31, 2008, there was RMB77,390 (US$11,343) of total unrecognized compensation cost related to non-vested share options and the cost is expected to be recognized on a straight-line basis over a weighted average period of 3.06 years. The total fair value of share options vested during the years ended December 31, 2006, 2007 and 2008 was nil, RMB103,394 and RMB50,524 (US$7,406), respectively. The aggregate intrinsic values of options exercised during the years ended December 31, 2006, 2007 and 2008 were nil, RMB102 and RMB3,331 (US$488), respectively.

A summary of stock option activity is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	Options	price	term	value
		US$	Years	US$

Balance at January 1, 2007	10,000,000	4.20
Granted	1,045,000	6.75
Exercised	(6,200)	4.20
Forfeited	(41,000)	4.20
Balance at December 31, 2007	10,997,800	4.44
Granted	500,000	6.09
Exercised	(198,000)	4.20
Forfeited	(1,361,800)	5.91

Balance at December 31, 2008	9,938,000	4.33	3.95	14

Exercisable at December 31, 2008	3,696,400	4.22	3.88	—

18	Share repurchases
On November 4, 2008, the board of directors of the Company approved a share repurchase program that the Company may purchase up to US$50,000 (RMB341,125) worth of its issued and outstanding ADSs. The

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
Company expects to implement this share repurchase program over the course of the next 12 months and plans to fund the share repurchase program through its available cash. As of December 31, 2008, the Company repurchased and cancelled an aggregate of 1.5 million ADSs under the current repurchase program at an average per share price of US$3.31 (RMB22.59) and an aggregate cost of US$9,961 (RMB67,959) of which included US$105 (RMB716) of handling charges.

19	Related party transactions
For the years presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Years ended December 31
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Purchase of packaging and raw materials from related parties (note (a))	7,420	7,335	109	16
Sales of products to a related party (note (b))	1,432	2,966	6,775	993
Sales of property, plant and equipment and land use right to a related party (note (c))	—	18,551	—	—
Interest income from a loan due to a related party (note (d))	—	—	1,108	162
Loan to a related party (note (d))	—	—	20,000	2,931

	December 31,
	2007	2008	2008
	RMB	RMB	US$
Due from related parties:
Current portion	7,503	4,365	640
Non-current portion	—	20,000	2,931

Due from related parties (note (d))	7,503	24,365	3,571

Notes:

(a)	The Company purchased packaging and raw materials from companies in which a major shareholder of the Company has an equity interest. Management believes that the materials purchased by the Company were in the normal course of business at prices determined on an arm’s length basis.

(b)	The Company sold pharmaceutical products to a company in which a major shareholder has an equity interest. Management believes that the sales were conducted in the normal course of business at prices determined on an arm’s length basis.

(c)	The Company sold property, plant and equipment and land use right to a company in which a major shareholder has an equity interest. Management believes that the sale price was negotiated on an arm’s length basis.

(d)	The current portion of amounts due from related parties related to transactions described in note (b) and note (c) above as of December 31, 2007 and 2008 were RMB7,503, and RMB3,257 (US$478), respectively. These amounts were interest-free, unsecured and repayable on demand. The current portion as of December 31, 2008 also included accrued interest of RMB1,108 (US$162) in respect of a RMB20,000 (US$2,931) secured loan included in the non-current portion of amounts due from related parties. The RMB20,000 (US$2,931) secured loan was provided to a minority shareholder of a subsidiary and has a one-year term with an option to extend for a maximum of two years, bears a floating interest rate equal to RMB benchmark lending rates of financial institutions multiplied by 110% and is secured by the minority shareholder’s entire equity interest in the subsidiary. The secured loan has been classified as non-current as of December 31, 2008 because management expects the loan to be renewed and extended beyond 12 months from the balance sheet date.

20	Fair value of financial instruments
(a)	Fair value hierarchy
The Group adopted SFAS No. 157 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
fair value in the financial statements on a recurring basis. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.
The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.
(b)	Fair value of financial instruments
Management used the following methods and assumptions to estimate the fair value of financial instruments as the relevant balance sheet date:
•	Short-term financial instruments (cash equivalents, pledged bank deposits, held-to-maturity investment securities, trade accounts receivable, bills receivable and other receivables, amounts due from related parties, short-term borrowings, trade accounts payable, amounts due to related parties, and other payables and accrued liabilities) — their carrying amounts approximated their respective fair values because of the short maturity period.

•	Long-term loans and long-term loan receivable — their fair values are based on the amount of future cash flows associated with these instruments discounted at the borrowing and lending rates currently available for similar instruments of comparable terms. Their carrying values of the long-term loans and long-term receivable approximated their fair values as all these instruments carry variable interest rates which approximated rates currently offered by the Company’s financial institutions for similar instruments of comparable maturities.
As of December 31, 2008, the Group did not have any assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition.

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

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
The Group has not hedged exposures in foreign currencies or entered into any other derivative financial instruments.

22	Subsequent events
(a)	Acquisition of the remaining 10% of the outstanding shares of Shandong Simcere
On January 6, 2009, the Group completed an acquisition of the remaining 10% of the outstanding shares of Shandong Simcere for a cash consideration of approximately RMB30,128 (US$4,416). Following the acquisition, Shandong Simcere became a wholly-owned subsidiary of the Group.
(b)	Approval of a share option exchange program
On April 15, 2009, the Compensation Committee of the Company approved a share option exchange program that offered the directors, employees and consultants the right to exchange vested and unvested outstanding share options to purchase ordinary shares of the Company under the 2006 Share Incentive Plan for the Company’s restricted shares. The exchange ratio is determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange will be approximately equivalent to the fair value of the share options surrendered by an individual. A total of 154 directors and employees accepted the offer and tendered an aggregate of 9,802,400 ordinary shares in exchange for an aggregate of 4,750,018 restricted shares. The exchange of the share option awards for restricted shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. The replacement restricted shares were granted on May 7, 2009. Management does not expect the effect of this award modification on share-based compensation expense over the remaining requisite service period to be significant.
(c)	Acquisition of approximately 35 % of the equity interest of Shanghai Celgen
On May 18, 2009, the Group entered into a definitive share purchase agreement to indirectly acquire approximately 35% of the equity interest of Shanghai Celgen Bio-Pharmaceutical Co., Ltd. (“Shanghai Celgen”) for a total cash consideration of RMB140,000. Shanghai Celgen has expertise in research and production of therapeutic antibodies and possesses an antibody manufacturing facility in Shanghai, for which GMP certification is pending. Under the agreement, the Group is entitled to unwind the acquisition and the selling shareholders are required to return the amounts paid by the Group if the SFDA does not approve Shanghai Celgen’s major biogeneric drug candidate within 24 months from the date of the agreement. The agreement is also subject to certain closing conditions. The Group will account for its interest of approximately 35% in Shanghai Celgen under the equity accounting method.
(d)	Acquisition of 37.5% of the equity interest of Jiangsu Yanshen
On May 20, 2009, the Group entered into a definitive share purchase agreement to acquire a 37.5% equity interest in Jiangsu Yanshen Biological Technology Stock Co., Ltd. (“Jiangsu Yanshen”), a China-based developer and manufacturer of vaccines, for a total cash consideration of approximately RMB195,540. Jiangsu Yanshen’s core products include an influenza vaccine and a human use rabies vaccine (vero cell). The Group will account for its interest of 37.5% in Jiangsu Yanshen under the equity accounting method.