Form 20-F
period 2009-12-31
Simcere Pharmaceutical Group
filed 2010-06-30
CIK 1384360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-33398
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
None

(Title of Class)
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 111,238,140 ordinary shares, par value $0.01 per share.
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
     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

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
     This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2007, 2008 and 2009.
     We and certain selling shareholders of our company completed the initial public offering of 15,625,000 ADSs, each representing two ordinary shares, in April 2007. On April 20, 2007, we listed our ADSs on the New York Stock Exchange under the symbol “SCR.”
PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
Item 3. KEY INFORMATION
A. Selected Financial Data
     The selected data presented below under the captions “Selected Consolidated Statement of Income data” (other than ADS data) and “Selected Consolidated Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2009, are derived from our consolidated financial statements and related notes thereto. Our consolidated financial statements as of December 31, 2008 and 2009 and for each of the years in the three-year period ended December 31, 2009, which have been audited by an independent registered public accounting firm, and their report thereon, is included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future period.

	Year Ended December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands, except share and ADS data)
Selected Consolidated Statement of Income Data
Revenue	737,014	950,606	1,368,748	1,741,143	1,857,071	272,062
Gross profit	565,940	760,046	1,127,667	1,420,261	1,536,126	225,043
Operating expenses (other than impairment loss on goodwill)	(415,853)	(575,295)	(863,805)	(1,063,282)	(1,357,518)	(198,877)
Impairment loss on goodwill	—	—	—	—	(76,398)	(11,192)
Income from operations	150,087	184,751	263,862	356,979	102,210	14,974
Foreign currency exchange gains, net	—	—	24,670	39,879	382	56
Other income (1)	—	—	20,526	1,104	2,971	435
Equity in losses of equity method affiliated companies	—	—	—	—	(56,532)	(8,283)
Net income attributable to Simcere Pharmaceutical Group (2)	102,745	172,258	301,261	350,151	26,428	3,871
Earnings per share — basic	1.49	1.86	2.56	2.80	0.23	0.03
Earnings per share — diluted	1.49	1.86	2.48	2.80	0.23	0.03
Earnings per ADS — basic	2.98	3.72	5.13	5.61	0.46	0.07
Earnings per ADS — diluted	2.98	3.72	4.95	5.60	0.45	0.07
Basic weighted average number of shares	69,000,000	92,695,890	117,534,566	124,921,934	115,099,258	115,099,258
Diluted weighted average number of shares	69,000,000	92,695,890	121,667,507	125,005,803	116,604,919	116,604,919

(1)	In 2007, 2008 and 2009, other income included the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering.

(2)	Certain of our PRC operating subsidiaries were entitled to a tax holiday. The effect of the tax holiday increased our net income for 2006, 2007, 2008 and 2009 by RMB38.8 million, RMB62.9 million, RMB55.7 million and RMB23.5 million ($3.4 million) respectively, or RMB0.42, RMB0.54, RMB0.45 and RMB0.20 ($0.03) on the per share basis, respectively. Prior to 2006, none of our PRC operating subsidiaries were entitled to the tax holiday.

	Year Ended December 31,
	2005	2006	2007	2008	2009
		(in percentages)
Other Consolidated Financial Data
Gross margin (1)	76.8	80.0	82.4	81.6	82.7
Operating margin (1)	20.4	19.5	19.3	20.5	5.5
Net margin (1)	13.9	18.2	22.0	20.1	1.4

(1)	Gross margin, operating margin and net margin represent gross profit, operating profit and net income attributable to our company divided by revenues, respectively.

	As of December 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	90,060	106,027	497,352	812,814	442,488	64,825
Held-to-maturity investment securities	—	—	470,000	—	—	—
Accounts and bills receivables, net	130,871	162,781	488,374	748,997	704,321	103,184
Inventories	40,293	39,483	65,241	95,948	106,655	15,625
Amounts due from related parties	85,575	434	7,503	24,365	26,289	3,851
Total current assets	391,461	411,429	1,557,153	1,707,759	1,371,864	200,979
Property, plant and equipment, net	125,365	267,054	374,058	463,059	744,713	109,101
Goodwill and intangible assets, net	29,545	263,782	412,717	453,455	695,267	101,857
Total assets	621,227	1,034,547	2,472,208	2,778,222	3,137,902	459,705
Accounts and bill payables	21,254	20,089	23,711	25,219	152,249	22,305
Short-term borrowings and current portion of long-term debts	171,000	333,000	29,000	6,000	76,000	11,134
Amounts due to related parties	78,153	1,352	—	—	—	—
Total current liabilities	421,185	568,173	342,637	335,013	692,865	101,505
Long-term debts, excluding current portion	—	—	52,000	62,000	122,685	17,973
Total shareholders’ equity	199,598	442,740	1,995,953	2,301,322	2,207,683	323,428
Exchange Rate Information
     This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in The City of New York for cable transfers of RMB per U.S dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, on Wednesday, December 31, 2009, which was RMB6.8259 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information. D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On June 25, 2010, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.7911 to $1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RMB per U.S. Dollar Exchange Rate
	Period
	End	Average (1)	Low	High
	(RMB per $1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2009
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June (through June 25)	6.7911	6.8227	6.8323	6.7911

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
     Success of our products is highly dependent on the needs and preferences of healthcare practitioners and patients and market acceptance, and we may not achieve or maintain widespread market acceptance of our products or product candidates among healthcare practitioners and patients. We believe that market acceptance of our products will depend on many factors, including:
•	the perceived advantages of our products over competing products and the availability and success of competing products;

•	the effectiveness of our sales and marketing efforts;

•	the safety and efficacy of our products and the prevalence and severity of adverse side effects, if any;

•	our product pricing and cost effectiveness;

•	publicity concerning our products, product candidates or competing products;

•	whether or not patients routinely use our products, refill prescriptions and purchase additional products;

•	our ability to respond to changes in healthcare practitioner and patient preferences; and

•	the continued inclusion of our products in the national and provincial medical insurance catalogs or in the national essential drug list, together, the Essential Drug List and Reimbursement List.
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
The penalties imposed on Jiangsu Yanshen could have a material adverse effect on our business, financial condition and results of operations and damage our reputation.
     We entered into agreements to obtain a controlling stake in Jiangsu Yanshen Biological Technology Stock Co., Ltd., or Jiangsu Yanshen, on October 24, 2009 and November 24, 2009. After we entered into the share purchase agreements in October and November 2009 to acquire 15% equity interest in Jiangsu Yanshen, but prior to the full completion of the transaction, we discovered quality control problems relating to the production of Jiangsu Yanshen’s human use rabies vaccine. On December 3, 2009, the SFDA issued a public notice announcing the initiation of a comprehensive investigation into quality issues regarding human use rabies vaccine manufactured by two companies including Jiangsu Yanshen, and ordered Jiangsu Yanshen to halt marketing and production of all products including human use rabies vaccine. In April 2010, the Changzhou Food and Drug Administration found that the four batches of human use rabies vaccine, which were manufactured by Jiangsu Yanshen and released into the market between July and October 2008, had an insufficient amount of active compound. It was found that prior to our acquisition of Jiangsu Yanshen, illegal activities were conducted at Jiangsu Yanshen, whereby inadequate quality control processes were in place, and there was misrepresentation and avoidance of regulatory inspection, which caused substandard vaccine to be released into the market. On April 27, 2010, the SFDA revoked two new medicine certificates held by Jiangsu Yanshen for rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell). The GMP certificate for the manufacture of human use rabies vaccine has been seized by the relevant government authorities and the GMP certificate for the manufacture of influenza vaccine expired on February 2, 2010 and has not been renewed yet. On May 15, 2010, Jiangsu Yanshen received a notification from the Changzhou Food and Drug Administration, which stated that a fine of RMB25.6 million ($3.8 million) consisting of penalties and confiscated revenues from previous sales of substandard quality human use rabies vaccine will be imposed on Jiangsu Yanshen. Jiangsu Yanshen must also bear the cost of patient re-vaccinations of approximately RMB23.0 million ($3.4 million). In addition, the Changzhou Procuratorate also issued a fine of RMB1.6 million ($0.2 million) to Jiangsu Yanshen for confiscation of revenues. As of December 31, 2009, we recognized an accrual of RMB50.3 million ($7.4 million) for these fines. While there have been no reported adverse events related to the vaccine batches in question, we cannot assure you that there will not be adverse events related to these vaccine batches in the future. The payments of the fine and re-vaccinations and any other potential liabilities could have a material adverse effect on our financial condition and results of operations. Although we have initiated legal actions against former shareholders of Jiangsu Yanshen to seek damages, such legal actions might not be successful. In addition, employees of Jiangsu Yanshen directly involved in the production of substandard quality human use rabies vaccine were prohibited from engaging in the production and marketing of pharmaceutical products for a period of ten years. Furthermore, a criminal investigation by local law enforcement authorities of the relevant personnel of Jiangsu Yanshen is currently underway. We cannot assure you that Jiangsu Yanshen itself will not be subject to administrative proceedings or criminal investigations, which could disrupt our business, divert management resources, result in adverse publicity regarding Jiangsu Yanshen, us and the products we sell, which would harm our reputation and result in our customers or potential customers deferring or limiting their purchase of our products, which could have a material adverse effect on our financial condition and results of operations.

     As of the date of this annual report, Jiangsu Yanshen’ operations remain suspended and it is uncertain when it will resume vaccine production, although we do not expect Jiangsu Yanshen to resume vaccine production in 2010. Failure for Jiangsu Yanshen to timely resume its manufacture of vaccine could have a material adverse effect on our business, financial conditions and results of operations.
We may be involved in litigation, arbitration or other legal proceedings from time to time that require extensive management attention and resources and may be expensive, time-consuming and disruptive.
     We entered into agreements to acquire Jiangsu Yanshen, in October and November 2009 through the acquisition of the entire equity interest in ChinaVax, a Cayman Islands company that, as its sole business, held a 15% stake in Jiangsu Yanshen for cash consideration. As we discovered quality control problems relating to the production of Jiangsu Yanshen’s human use rabies vaccine, as of the date of this annual report on Form 20-F, a portion of the consideration has not been paid. We are exposed to potential claims by selling shareholders of ChinaVax for the amount of consideration we have withheld. In addition, subsequent to our discovery of the quality control problems relating to the production of Jiangsu Yanshen’s human use rabies vaccine, we initiated an arbitration proceeding against former shareholders of Jiangsu Yanshen to seek damages for RMB113.9 million ($16.7 million) for misrepresentation in connection with their sales of equity interests in Jiangsu Yanshen. Furthermore, Jiangsu Yanshen also initiated legal proceedings through its board of supervisors against two of its former directors to seek damages for RMB98.0 million ($14.4 million).
     In addition, we may also become involved in product liability litigation as the development and commercialization of vaccine products entail an inherent risk of harm to patients. If a product liability claim is brought against us, it may, regardless of merit or eventual outcome, result in damage to our reputation, breach of contract with our customers, decreased demand for our products, costly litigation, product recalls, loss of revenue, and the inability to commercialize some products. Our lack of sufficient liability, disruption or other kind of insurance may exacerbate such risks.
     Litigation, arbitration, and other legal proceedings can be expensive, lengthy, disruptive to normal business operations and harmful to our reputation and may require extensive management attention and resources, regardless of their merit. Moreover, we cannot predict the results of such proceedings, and an unfavorable outcome of a lawsuit or proceeding could materially and adversely affect our reputation, business, financial condition, results of operations and prospects.
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
     Most of our products are branded generic pharmaceuticals and are not protected by patents. As a result, other pharmaceutical companies may sell equivalent products at a lower price, and this might result in a commensurate loss in sales of our branded generic products. Certain of our generic products are subject to a protection or monitoring period. During such period, the PRC State Food and Drug Administration, or the SFDA, will not accept applications for new medicine certificates for the same product by other pharmaceutical companies or approve the production or import of the same product by other pharmaceutical companies. Once such protection or monitoring periods expire, other manufacturers may obtain relevant production approvals and will be entitled to sell generic pharmaceutical products with similar formulae or production methods in China. The maximum monitoring period currently granted by the SFDA is five years. The maximum protection period granted by the SFDA was eight years prior to April 1999, but was later increased to 12 years. As of March 31, 2010, our product Zaichang was under a monitoring period which is to expire on March 13, 2013 and our product Anxin was under a monitoring period which is to expire on May 3, 2012. If other pharmaceutical companies sell pharmaceutical products that are similar to our unprotected products or our protected products for which the relevant monitoring period has expired, we may face additional competition and our business and profitability may be adversely affected.

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
     The successful development of pharmaceutical products can be affected by many factors. Products that appear to be promising at their early phases of research and development may fail to be commercialized for various reasons, including the failure to obtain the necessary regulatory approvals. In addition, the research and development cycle for new products for which we may obtain an approval certificate is long. The process of conducting basic research and various stages of tests and trials of a new product before obtaining an approval certificate and commercializing the product may require ten years or longer. Many of our product candidates are in the early stages of pre-clinical studies or clinical trials and we must conduct significant additional clinical trials before we can seek the necessary regulatory approvals to begin commercial production and sales of these products. For certain pharmaceuticals, we are required to conduct Phase IV clinical trials even after such product has obtained the necessary regulatory approvals to begin commercial production and sale, and if we fail to complete such Phase IV clinical trials within a specified period, we may be unable to renew the registration for such products. There is no assurance that our future research and development projects will be successful or completed within the anticipated time frame or budget or that we will receive the necessary approvals from relevant authorities for the production of these newly developed products, or that these newly developed products will achieve commercial success. Even if such products can be successfully commercialized, they may not achieve the level of market acceptance that we expect.
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
We rely on certain domestic and overseas research institutions and universities for the research and development of new products and any failure of our research partners to meet our timing and quality standards or our failure to continue such collaboration or enter into such new arrangements could adversely affect our ability to develop new pharmaceuticals and our overall business prospects.
     Our business strategy includes collaborating with third parties for research and development of new products. We rely on long-term cooperative relationships with a number of domestic and overseas research institutions and universities. These research institutions and universities have collaborated with us in a number of research projects and certain of our products that have obtained approval certificates were developed by us together with our research partners. At present, several research institutions and universities are working with us on various research and development projects. Any failure of our research partners to meet the required quality standards and timetables set in their research agreements with us, or our inability to enter into additional research agreements with these research partners on terms acceptable to us in the future, may have an adverse effect on our ability to develop new products and on our business prospects. In addition, the growth of our business and development of new products may require that we continue to seek collaborations with research institutions, universities and biotechnology companies. We cannot assure you that we will be able to enter into collaborative arrangements with research partners on terms acceptable to us. Our inability to enter into such arrangements or our failure to maintain such arrangements could limit the number of new products that we could develop and ultimately decrease our sources of future revenue.
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
     A substantial portion of our pharmaceutical products we sell to our distributor customers are then sold to hospitals owned and controlled by counties or higher level government authorities in China, and our vaccines are sold to various levels of Centers for Disease Control, or CDCs, which are controlled by various levels of government authorities in China as well as some vaccine distributors. These hospitals must implement collective tender processes for the purchase of medicines listed in the Essential Drug List and Reimbursement List and medicines that are consumed in large volumes and commonly prescribed for clinical uses. CDCs may also implement collective tender processes for the purchase of our vaccines. These hospitals and CDCs will establish a committee consisting of recognized pharmaceutical experts. The committee will assess the bids submitted by the pharmaceutical manufacturers, taking into consideration, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. For the same type of pharmaceutical, the committee usually selects from among two to three different brands. Only pharmaceuticals that have won in the collective tender processes may be purchased by these hospitals and CDCs. The collective tender process for pharmaceuticals with the same chemical composition must be conducted at least annually, and pharmaceuticals that have won in the collective tender processes previously must participate and win in the collective tender processes in the following period before new purchase orders can be issued. If we are unable to win purchase contracts through the collective tender processes in which we decide to participate, we will lose market share to our competitors, and our revenue and profitability will be adversely affected.
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
We depend on distributors for a substantial portion of our revenues and failure to maintain relationships with our distributors or to otherwise expand our distribution network would materially and adversely affect our business.
     We sell all of our products (except our vaccines) exclusively to pharmaceutical distributors in China and depend on distributors for a substantial portion of our revenues. We have business relationships directly or indirectly with approximately 1,700 pharmaceutical distributors in China. In 2007, 2008 and 2009, no single distributor contributed, on an individual basis, 10.0% or more of our revenues, and sales to our five largest distributors accounted in aggregate for approximately 13.8%, 11.6% and 14.0% respectively, of our revenues. In line with industry practices in China, we typically enter into written distribution agreements with our distributors for one-year terms that are generally renewed annually. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, some of our distributors may sell products that compete with our products. We compete for desired distributors with other pharmaceutical manufacturers, many of which may have higher visibility, greater name recognition and financial resources, and broader product selection than we do. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.
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
     In addition, although our company policies prohibit our employees from making improper payments to hospitals or otherwise engaging in improper activities to influence the procurement decisions of hospitals, or in the case of sales of vaccines, to CDCs, we may not be able to effectively manage our sales and marketing employees, as their compensation is primarily linked to their performance. As a result, we cannot assure you that our employees will not violate the anti-corruption laws of China, the United States or other countries. Such violations could have a material adverse effect on our reputation, business, prospects and brand.
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
     The PRC government has launched anti-corruption campaigns and measures from time to time. In the pharmaceutical industry, corrupt practices include, among others, acceptance of kickbacks, bribes or other illegal gains or benefits by the hospitals and medical practitioners from pharmaceutical manufacturers and distributors in connection with the prescription of certain pharmaceuticals. Our employees, affiliates, distributors or third-party marketing firms may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products or other activities involving our products. If our employees, affiliates, distributors or third-party marketing firms violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, PRC laws regarding what types of payments to promote or sell our products are impermissible are not always clear. As a result, we, our employees, affiliates, our distributors or third-party marketing firms could make certain payments in connection with the promotion or sale of our products or other activities involving our products which at the time are considered by us or them to be legal but are later deemed impermissible by the PRC government. Furthermore, our brand and reputation, our sales activities or the price of our ADSs could be adversely affected if we become the target of any negative publicity as a result of actions taken by our employees, affiliates, distributors or third-party marketing firms. In addition, government-sponsored anti-corruption campaigns from time to time could have a chilling effect on our marketing efforts to new hospital customers.

There is no assurance that our existing products will continue to be included or new products developed by us will be included in the Essential Drug List and Reimbursement List.
     Eligible participants in the national basic medical insurance program in China, which consists of mostly urban residents, are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the Essential Drug List and Reimbursement List. See “Item 4. Information of the Company—B. Business Overview—Regulation —Reimbursement Under the National Medical Insurance Program.” As of March 31, 2010, 26 of our 46 principal products that were manufactured and sold were included in the national Essential Drug List and Reimbursement List. The inclusion of a medicine in the Essential Drug List and Reimbursement List can substantially improve the sales of the medicine. The Ministry of Human Sources and Social Security in China, or the Ministry of Human Resources, together with other government authorities from time to time, selects medicines to be included in the Essential Drug List and Reimbursement List based on factors including treatment requirements, frequency of use, effectiveness and price. The Ministry of Human Resources also periodically removes medicines from such catalogs. There can be no assurance that our existing products will continue to be included in the Essential Drug List and Reimbursement List. The removal or exclusion of our products from the Essential Drug List and Reimbursement List may adversely affect our sales. In addition, there is significant uncertainty related to the coverage and reimbursement of newly approved pharmaceutical products. The commercial success of our potential products is substantially dependent on whether reimbursement is available for the ordering of our potential products by hospitals for use by their patients. Our failure to obtain inclusion of our potential products to the Essential Drug List and Reimbursement List may adversely affect the future sales of those products.
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
     We currently have six products that individually contribute over RMB100.0 million ($14.7 million) to our revenues in 2009, which were Bicun, Zailin, Endu, Yingtaiqing, Yidasheng and Sinofuan. Sales of these products accounted in aggregate for 76.8% of our revenues in 2009. We expect sales of these limited product lines to comprise a substantial portion of our revenues in the future. Accordingly, any factors adversely affecting the sales of any of these products will have a material adverse effect on our business, financial condition and results of operations.
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
     Medgenn (Hong Kong) Co., Ltd., or Hong Kong Medgenn, an affiliate company in which we owned indirectly an effective 40.0% equity interest as of March 31, 2010, has the ability to engage in the development and sale of Endu in any jurisdiction outside of the PRC, including the United States, until February 10, 2015. The other 60.0% of Hong Kong Medgenn was owned by Bestspeed Investments Limited, or Bestspeed, a British Virgin Islands company. Hong Kong Medgenn’s board of directors has five members, including Dr. Yongzhang Luo, Mr. Willi Chu and Mr. Linghai Zhu, all of whom were appointed by Bestspeed, and Mr. Jinsheng Ren and Mr. Xiaojin Yin, both of whom were appointed by Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd., or Shandong Simcere, formerly known as Yantai Medgenn Co., Ltd., and are also our executive officers. Bestspeed was a shareholder of Hong Kong Medgenn prior to our acquisition of an 80.0% equity interest in Shandong Simcere in May 2006 and we are unable to ascertain the identities of the natural persons who control Bestspeed. We are not aware of whether Hong Kong Medgenn has commenced any operations to date, or whether it has obtained any regulatory approval outside of the PRC to sell Endu. Hong Kong Medgenn holds the rights to apply for patents and may grant its rights with respect to Endu in these jurisdictions to independent third parties. A cooperation agreement entered into on February 10, 2005 between Bestspeed and Shandong Simcere provides Bestspeed with daily operating control over Hong Kong Medgenn’s business, including the development and sale of Endu in any jurisdiction outside of the PRC until February 10, 2015. If Hong Kong Medgenn violates the intellectual property rights of any third parties or otherwise suffers economic or other losses, our brand, reputation, business and results of operations could be adversely affected. In addition, the agreements with Hong Kong Medgenn will prohibit us from engaging in the development and sale of Endu outside of the PRC prior to February 10, 2015, which might hinder our ability to grow our business outside of the PRC.
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
     We manufacture substantially all of our products in our own manufacturing facilities. The manufacture of pharmaceutical products requires precise and reliable controls and regulatory authorities in China have imposed significant compliance obligations to regulate the manufacturing of pharmaceutical products. As a result, we may face delays in production due to regulatory restrictions or other factors. In addition, we have engaged independent third party manufacturers to manufacture three of our pharmaceuticals. Currently, two of our generic pharmaceuticals are still manufactured by independent third party manufacturers. Our contract manufacturers may not be able to manufacture our products without interruption, may not comply with their obligations under our various supply arrangements, and we may not have adequate remedies for any breach. Failure by our own manufacturing facility or any third party product supplier to comply with regulatory requirements could adversely affect our ability to provide products. All facilities and manufacturing techniques used for the manufacture of pharmaceutical products must be operated in conformity with Good Manufacturing Practices, or GMPs. In complying with GMP requirements, we and our product suppliers must continually spend time, money and effort in production, record-keeping and quality assurance and control to ensure that the product meets applicable specifications and other requirements for product safety, efficacy and quality. Manufacturing facilities are subject to periodic unannounced inspections by the SFDA and other regulatory authorities. In addition, adverse experiences with the use of products must be reported to the SFDA and could result in the imposition of market restrictions through labeling changes or in product removal.

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
     As of December 31, 2009, our net intangible assets including in-process research and development (“IPR&D”) amounted to RMB385.3 million ($56.5 million), representing 12.3% of our total assets, and goodwill amounted to RMB309.9 million ($45.4 million), representing 9.9% of our total assets. Our intangible assets primarily consisted of developed technology, product trademarks and IPR&D that we acquired in connection with our acquisition of the entire equity interest in Shandong Simcere, a 51.0% equity interest in Jilin Boda Pharmaceutical Co., Ltd., or Jilin Boda, an 85.71% equity interest in Nanjing Tung Chit Pharmaceutical Company Limited, or Nanjing Tung Chit, a 70.0% equity interest in Simcere Zhong Ren Pharmaceutical Co., Ltd., or Simcere Zhong Ren, and a 52.5% equity interest in Jiangsu Yanshen, during 2006, 2007, 2008 and 2009. Developed technology represents the right to use, manufacture, market and sell the acquired products as well as their related invention patents in the PRC or the United States, as the case may be, while trademarks represent the right by the trademark registrant to use the registered trademark and to protect products from infringement. Our developed technologies, trademarks and IPR&D amounted to RMB361.6 million ($53.0 million), representing 11.5% of our total assets as of December 31, 2009. We estimated the fair value of the developed technologies, trademarks and IPR&D of the acquired products using their respective present values of projected cash flows based on assumptions with respect to the growth rate of our revenues from sales, the earnings before interest and tax margin derived from sales, the discount rate selected to measure the risks inherent in future cash flows and our assessment of the product life cycle. We also took into consideration the competitive trends that may affect these products’ sales, including consideration of any technical, legal, regulatory, and economic barriers to entry. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Long-Lived Assets and Goodwill.” We determined the useful life of the developed technology of an acquired product by considering the remaining protection period of such product’s patent in China and the expected competitive trend in the PRC market. At December 31, 2009, we performed an impairment analysis of our goodwill recognized from the acquisition of Jiangsu Yanshen. As a result of this analysis, we recorded, in fiscal year 2009, a goodwill impairment charge of RMB76.4 million ($11.2 million). See “Item 5. Operating and Financial Review and Prospects—Acquisitions”.
     Future events such as market acceptance of the acquire products, introduction of superior pharmaceuticals by our competitors, regulatory actions, safety concerns as to our pharmaceuticals or vaccines, and challenges to and infringement of our intellectual property rights, could have a material impact on our key assumptions in determining the fair value of the developed technology of the acquired products. This in turn could result in further write-downs of our intangible assets or goodwill, or a change in the useful lives of our intangible assets. Future write-downs of our intangible assets or goodwill, or change in useful lives of our intangible assets, could decrease our net income, which would have a material adverse impact on our financial condition and results of operations.
Our non-public shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
     As of the date of this annual report on Form 20-F, we had a number of shareholders other than public shareholders holding our ordinary shares in the form of ADSs, including New Good Management Limited, a company beneficially owned by 10 individuals, including certain of our senior management, and controlled by Mr. Jinsheng Ren, our founder, chief executive officer and chairman of our board of directors; Assure Ahead Investments Limited, an investment vehicle owned and controlled by a group of financial investors; and King View Development International Limited, an investment vehicle owned and controlled by Trustbridge Partners, a private equity fund. As of May 31, 2010, New Good Management Limited owned approximately 38.7% of our outstanding share capital, and Assure Ahead Investments Limited and King View Development International Limited owned 16.5% and 10.9% of our outstanding share capital, respectively. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.
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
     We adopted a share incentive plan on November 13, 2006. We issued 10,000,000, 1,045,000, 400,000 and 100,000 share options under our 2006 share incentive plan on November 15, 2006, March 29, 2007, May 5, 2008, and December 24, 2008, respectively. On July 31, 2008, our shareholders approved our 2008 share incentive plan under which we are authorized to issue up to 6,250,000 ordinary shares upon exercise of awards granted thereunder. As of June 22, 2010, no award was issued under our 2008 share incentive plan.
     On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible employees and directors the right to exchange vested and unvested outstanding share options to purchase our ordinary shares under the 2006 Share Incentive Plan for restricted shares (which are referred to in the notes related to the consolidated financial statements included elsewhere in this annual report on Form 20-F as “nonvested shares” per FASB ASC, Compensation—Stock Compensation). The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that were validly tendered in the exchange offer. The exchange of the share option awards for restricted shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. The replacement restricted shares were granted on May 7, 2009. The effect of this award modification on share-based compensation expense over the remaining requisite service period was insignificant.
     On October 14, 2009 and December 4, 2009, we issued 200,000 and 40,000 restricted shares to our officers and key employees under our 2006 share incentive plan, respectively.
     We recognize, as an expense, the fair value of share options and other share-based compensation to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant additional options, restricted shares and other equity incentives in the future, we could incur significant compensation charges and our net income could be adversely affected.
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
     We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ended on December 31, 2009, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75.0% of its gross income is passive income or (2) at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we receive. If we are treated as a PFIC for any taxable year during which U.S. holders hold ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to U.S. holders. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
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
     Our business and revenue growth primarily depend on the size of the pharmaceutical products in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus our expansion of retail stores in metropolitan markets, where living standards and consumer purchasing power are higher than rural areas, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. For example, the recent global economic and financial market crisis has caused, among other things, lower customer spending across China. As a result, sales of our premium priced high-end anti-cancer medication Endu, which is currently excluded from national Essential Drug List and Reimbursement List, have declined and may continue to decline as patients decrease their purchases as a result of worries about economic conditions or reduced incomes. In addition, the timing and nature of any recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not continue to be materially and adversely affected. In addition, acts of war or terrorism may cause damage to our facilities, disrupt the supply of the products and services we offer in our stores or adversely impact consumer demand. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

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
     Certain of our pharmaceutical products, primarily those included in the Essential Drug List and Reimbursement List, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information of the Company—B. Business Overview—Regulation—Price Controls.” In addition, the maximum retail prices of products that are included in the Essential Drug List and Reimbursement List are also subject to periodic downward adjustments as the PRC government authorities aim to make pharmaceuticals more affordable to the general public. However, PRC government authorities impose no control over the prices at which pharmaceutical manufacturers sell their products to their distributors. Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 25 times. The latest price reductions occurred in September of 2009, and affected a total of 102 different Chinese medicines and 204 different Western pharmaceuticals. The retail price ceilings of our major products Anqi and Zailin, both of which are included in the national medical insurance catalog, were adjusted downward in June 2004, and the retail price ceilings of our Faneng branded alfacalcidol soft capsules and Simcere Kechuanning branded herbal cough medicine were adjusted downward in January and March 2007, respectively. In the long term, the prices at which pharmaceutical manufacturers in China sell their products to distributors, including the prices of our products, will be affected by the relevant fixed retail prices or retail price ceilings. Government price controls, especially downward price adjustments, may have a material adverse effect on our revenues and profitability.
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

     We have obtained permits and licenses and GMP certifications required for the manufacture of our pharmaceutical products. In addition, we have obtained permits, licenses and Good Supply Practice, or GSP, certifications for the distribution of our products. Each of these permits and licenses held by us is valid for five years and subject to periodic renewal and/or reassessment by the relevant PRC government authorities and the standards of compliance required in relation thereto may from time to time be subject to changes. For example, the current pharmaceutical manufacturing permit for each of Simcere Pharmaceutical Co., Ltd., or Hainan Simcere, Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd., or Nanjing Simcere, Shandong Simcere, Jilin Boda, Nanjing Tung Chit and Simcere Zhong Ren, will all expire on December 31, 2010. In addition, Jilin Boda is currently expanding its facilities which then require it to renew its existing manufacturing permit. The 26 GMP certificates for our seven manufacturing facilities will expire between October 2010 and April 2015, and the two GSP certificates held by two of our distribution subsidiaries will expire in July 2013 and November 2013, respectively.
     At the time we acquired Jiangsu Yanshen, Jiangsu Yanshen’s core products included an influenza vaccine and a human use rabies vaccine (vero cell). Jiangsu Yanshen also received a new medicine certificate from the SFDA for its freeze-dried human use rabies vaccine (vero cell) and has completed clinical trials of its purified hepatitis A inactivated vaccine (vero cell), and the SFDA approval for the purified hepatitis A inactivated vaccine (vero cell) and GMP certification for the associated new manufacturing facility are pending. However, since the discovery of the substandard vaccine manufactured by Jiangsu Yanshen prior to our acquisition, the two new medicine certificates held by Jiangsu Yanshen for rabies vaccine (Vero cell) and freeze-dried human rabies vaccine (Vero cell) have been revoked. The GMP certificate for the manufacture of human use rabies vaccine has been seized by the relevant government authorities and the GMP certificate for the manufacture of influenza vaccine was expired on February 2, 2010 and has not been renewed yet. In fiscal year 2009, we recognized a goodwill impairment charge of RMB76.4 million ($11.2 million). See “Item 5. Operating and Financial Review and Prospects—Acquisitions”.
     See “Item 4. Information of the Company—B. Business Overview—Regulation.” We intend to apply for the renewal of our permits and licenses when required by applicable laws and regulations. Any failure by us to obtain such renewals may have a material adverse effect on the operation of our business, and prevent us from continuing to carry on our business. Furthermore, any changes in compliance standards, or any new laws or regulations may prohibit or render it more restrictive for us to conduct our business or may increase our compliance costs, which may adversely affect our operations or profitability.
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
     We conduct all of our business through our subsidiaries established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Each of our PRC subsidiaries including wholly foreign-owned enterprises, or WFOEs, and domestic companies is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserves reach 50.0% of its respective registered capital. As of December 31, 2009, our restricted reserves amounted to RMB165.7 million

($24.3 million), and our accumulated profits that were unrestricted and were available for distribution amounted to RMB681.0 million ($99.7 million). Our restricted reserves are not distributable as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
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
     Our results of operation may be adversely affected by changes to or expiration of tax holidays and preferential tax policies that some of our PRC subsidiaries currently enjoy. Effective from January 1, 2008, the statutory tax rate generally applicable to Chinese companies is 25%. As a result of tax holidays and preferential tax policies, our operations have been subject to relatively low tax liabilities. For additional details regarding these tax incentives, please see “Item 5. Operating and Financial Review and Prospects —Taxation and Incentives”.
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
     On March 16, 2007, the National People’s Congress passed the Corporate Income Tax Law of the PRC, or the new CIT law. The new CIT law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation rules for the new CIT law. We are a Cayman Islands holding company and State Good Group Limited, or SGG, is a British Virgin Islands intermediate holding company. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China, if any, may be subject to the 10% income tax if SGG is considered as a “non-resident enterprise” under the new CIT law. We have not provided for income taxes on accumulated earnings generated by our PRC subsidiaries for 2008 and 2009 since we plan to indefinitely reinvest these earnings in the PRC. If SGG is required under the new CIT law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

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
     There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As we rely on dividends paid to us by our PRC operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. Appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.
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
     Future sales of our ADSs or ordinary shares in the public market or the perception that these sales could occur, may cause the market price of our ADSs to decline. As of June 22, 2010, we have issued 109,879,906 ordinary shares, including 108,508,314 ordinary shares outstanding and 1,371,592 ordinary shares issued to The Bank of New York Mellon which were held on behalf of us for future exercise of share options. All ADSs sold are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.
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
     Subsequent to our initial public offering on April 20, 2007, we have engaged in a number of acquisitions to strengthen our product portfolio, especially as to first-to-market generic and innovative pharmaceuticals in China. See “Item 5. Operating and Financial Reviews and Prospects—A. Operating Results— Acquisitions.”
B. Business Overview
     We are a leading manufacturer and supplier of branded pharmaceuticals in the fast growing China market. We focus our strategy on the development of first-to-market generic and innovative pharmaceuticals, and have introduced a first-to-market generic anti-stroke medication under the brand name Bicun, a 5-FU sustained release implant under the brand name Sinofuan, and an innovative anti-cancer medication under the brand name Endu. We currently manufacture and sell 46 principal pharmaceutical products and are the exclusive distributor of two additional pharmaceuticals that are manufactured by independent third parties but marketed under our brand names. In addition, we have obtained approvals from the SFDA to manufacture and sell over 222 other products. As of March 31, 2010, we also had 12 product candidates in various stages of development, including treatments for cancer, cerebrovascular diseases, infections, rheumatoid arthritis, nausea and vomiting associated with chemotherapy.
     Our innovative anti-cancer medication Endu has been granted an invention patent in China and was the first recombinant human endostatin injection approved for sale in China. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. Our generic anti-stroke medication Bicun was the first edaravone injection, a type of neuroprotective pharmaceutical compound, approved for sale in China. Our generic amoxicillin granule antibiotic, marketed under the brand name Zailin, was recognized as a “China Well-Known Trademark” in 2004 and our anti-

inflammatory pain relievers for the treatment of rheumatoid arthritis and osteoarthritis, marketed under the brand name Yingtaiqing, was recognized as a “China Well-Known Trademark” in 2008. Furthermore, our medication Sinofuan, a 5-Fu sustained-released implant for the treatment of cancer which we obtained from our successful acquisition of Simcere Zhong Ren, is the first dosage form of sustained-release implant approved by the SFDA, and our generic anti-infection medication Anxin, a new product that we introduced in 2008, was the first biapenem injection, a type of carbapenem, approved for sale in China.
     We commenced operations in March 1995 as a distributor of pharmaceutical products, and since then we have established an extensive distribution network in China that we now use to market, sell and distribute our own pharmaceutical products. We sell our products (except our vaccines) exclusively to regional distributors, who then sell them to local distributors, hospitals and retail pharmacies throughout China. Our marketing team leverages the reputation of our Simcere brand name and our well-known branded pharmaceuticals to cross-sell our other pharmaceuticals. We also have dedicated brand management, market research and sales support teams to further enhance the effectiveness of these marketing efforts.
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
Our Products
     We currently manufacture and sell 46 principal pharmaceuticals marketed under various brands. Of these products, 38 are prescription pharmaceuticals and eight are over-the-counter, or OTC, pharmaceuticals. In addition, we are also the exclusive distributor of Yingtaiqing-branded generic diclofenac sodium sustained-release capsules and the Faneng-branded generic alfacalcidol soft capsules, both of which are prescription pharmaceuticals manufactured by independent third parties. Furthermore, we have obtained approvals from the SFDA to manufacture and sell over 222 other products.
     The following table sets forth the major treatment areas by our current principal products, the number of products for each treatment area and the brands they are marketed under:

	Number
	of
Product Category	Products	Major Products	Brands

Antibacterial and Antiviral	16	Amoxicillin granules, capsules and tablets ; Amoxicillin with clavulanate potassium granules, tablets and injection; biapenem injection; cefaclor dry suspension; azithromycin granules; and ribavirin dispersible tablets	Zailin, Anqi, Anxin, Zaike, Zaiqi and Nanyuan

Anti-cancer	5	Recombinant human endostatin injection, nedaplatin injection, lentinan injection and fluorouracil implants	Endu, Jiebaishu, Yineng and Sinofuan

Anti-Allergic	2	Clemastine fumarate capsules and clemastine fumarate dry suspension	Langjing

	Number
	of
Product Category	Products	Major Products	Brands

Anti-Osteoporosis	2	Alfacalcidol soft capsules	Faneng

Cardiovascular and Cerebrovascular	6	Edaravone injection; amlodipine maleate tablets; sumatriptan succinate tablets; Levamlodipine Besylate Tablets	Bicun, Yidasheng, Ningliping, Youshu and Xinta

Digestive Conditions	3	Smectite powder and aldioxa tablets	Biqi and Odijia

Non-Steroidal Anti-Inflammatory	2	Diclofenac sodium sustained-release capsules and gelatin	Yingtaiqing

Respiratory System	6	Herbal medicine used for the treatment of cough in liquids and tablets; artificial cowbezoar and chlorphenamine maleate granules compound paracetamol and amantadine hydrochloride tablets; compound zinc gluconate; pediatric paracetamol	Simcere Kechuanning, Zaikang, Boke, Aiersi and Boting

Urinary Conditions	1	Naftopidil tablets	Zaichang

Vaccines		H1N1 Influenza A Vaccine (Split Virion), Inactivated; Influenza Vaccine (Split Virion), Inactivated

Others	3	Various herbal oral solutions	Chengyuan and Shibo
Our Innovative Pharmaceutical Endu (Recombinant Human Endostatin Injection)
     Our innovative pharmaceutical Endu, or recombinant human endostatin, has been granted an invention patent in China and was the first recombinant human endostatin injection approved for manufacture and sale in China and has been approved for the treatment of NSCLC. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. In 2009, revenues of Endu amounted to RMB124.2 million ($18.2 million) which accounted for 6.7% of our revenues for the year.
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
     We have an in-house research and development team specializing in anti-cancer drugs, know-how and technologies that will enable us to engage in research and development of other indications for Endu, and an existing GMP-approved manufacturing facility for the production of Endu. As part of our ongoing efforts to monitor the efficacy and any adverse reactions to Endu, we started the Phase IV clinical trials for Endu on November 10 2006. This trial involved approximately 154 hospitals in China in which 2,725 patients were enrolled in the trials and was completed in two-and-a-half years. On March 30 2010, the final result of the trial was publicly released, which further confirmed the efficacy and safety of Endu combined with chemotherapy in the treatment of non-small-cell lung cancer at advanced stages. The Phase IV clinical trials verified the data collected from previous clinical trials of Endu, and in particular, the clinical benefit rate and the one-year survival rate. The Phase IV clinical trials found no significant difference in efficacy of Endu combined with different first-line chemotherapy regimens, and also no significant increase in adverse effects of chemotherapy when the use of Endu was combined, which indicated the safety of combining Endu with forms of chemotherapy that are beneficial to a greater number of patients.
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
Our Principal Branded Generic Pharmaceuticals
     We currently market and sell the following principal branded generic pharmaceutical products, each of which contribute over RMB100.0 million ($14.7 million) to our revenues in 2009 and in aggregate accounted for 70.1% of our revenues in 2009:
•	Bicun (edaravone injection);

•	Zailin (amoxicillin capsules, dispersible tablets, granules and injection);

•	Yingtaiqing (diclofenac sodium sustained-release capsules and gelatin);

•	Yidasheng (edaravone injection); and

•	Sinofuan (anti-tumor implants).
     Bicun. Bicun is our prescription edaravone injection pharmaceutical for the treatment of strokes. Edaravone is a synthetic free radical scavenger and has been proved to be one of the most effective neuroprotective pharmaceuticals, as evidenced by being recommended as the only neuroprotective agent by the Japan Stroke Therapeutic Guide (2004). Edaravone protects the brain by eliminating excessive free radicals, which are highly reactive molecules occurring in the human body as a result of stroke, an excessive number of which could result in cell damage. Bicun was the first edaravone injection approved for sale in China and has been one of our major products since its introduction in China in February 2004. We obtained regulatory approval to manufacture and sell Bicun in December 2003. The monitoring period of Bicun expired in 2007 and a number of competitors have been entered into the edaravone injection market. In 2009, revenues of Bicun amounted to RMB619.3 million ($90.7 million), which accounted for 33.3% of our revenues for the year.
     Zailin. Zailin is the brand name for our line of generic prescription amoxicillin antibiotics, which includes capsules, dispersible tablets, granules and injection. Zailin was recognized as a “China Well-Known Trademark” by the PRC Trademark Office of the State Administration for Industry and Commerce in 2004 and is one of only two antibiotic brands in China granted such recognition. Regulatory approvals to manufacture and sell Zailin granules were obtained in February 1993, Zailin capsules in October 1996, Zailin tablets in June 1998 and Zailin injection in July 2001. Amoxicillin has been included in the national medical insurance catalog since 2000. In 2009, revenues of Zailin amounted to RMB279.6 million ($41.0 million), which accounted for 15.0% of our revenues for the year.
     Yingtaiqing. Yingtaiqing is the brand name for our generic diclofenac sodium in sustained-release capsules and gelatin dosage format, which is an anti-inflammatory pain reliever and analgesic drug used to treat rheumatoid arthritis and osteoarthritis. Yingtaiqing sustained-release capsules are prescription pharmaceuticals and are currently manufactured by a third-party manufacturer, the China Pharmaceutical University Pharmaceutical Company, or China Pharmaceutical, and we have entered into an exclusive distribution agreement with China Pharmaceutical to distribute and sell Yingtaiqing sustained-release capsules in China since 1996. A master distribution agreement was renewed in December 2008. Pursuant to the master distribution agreement, we have agreed to purchase from China Pharmaceutical a certain minimum quantity of Yingtaiqing sustained-release capsules in 2009. We obtained the regulatory approval to manufacture and sell Yingtaiqing gelatin, an OTC medicine, in December 2005. Yingtaiqing was recognized as a “China Well-Known Trademark” in 2008. Diclofenac sodium has been included in the national medical insurance catalog since 2000. In 2009, sales of Yingtaiqing amounted to RMB151.4 million ($22.2 million), which accounted for 8.2% of our revenues for the year.
     Yidasheng. Yidasheng is our prescription edaravone injection pharmaceutical for the treatment of strokes. Yidasheng became our product in October 2007, when we completed the acquisition of a 51.0% stake in Jilin Boda, the manufacturer of Yidasheng. In 2009, revenues of Yidasheng amounted to RMB126.0 million ($18.5 million), which accounted for 6.8% of our revenues for the year.
     Sinofuan. Sinofuan is our first-to-market sustained release implants for the treatment of cancer. In April 2008, we acquired Sinofuan by acquiring a 70% equity interest in Simcere Zhong Ren. In 2009, revenues of Sinofuan amounted to RMB126.3 million ($18.5 million) which accounted for 6.8% of our revenues for the year.
Other Branded Generic Pharmaceutical Products
     In addition to Endu and our five principal products, the following branded generic pharmaceutical products in aggregate also represent a significant portion of our revenues, and accounted in aggregate for 10.0% of our revenues in 2009.
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
     At the time we acquired Jiangsu Yanshen, Jiangsu Yanshen’s core products included an influenza vaccine and a human use rabies vaccine (vero cell). Jiangsu Yanshen also received a new medicine certificate from the SFDA for its freeze-dried human use rabies vaccine (vero cell) and had completed clinical trials of its purified hepatitis A inactivated vaccine (vero cell), and the SFDA approval for the purified hepatitis A inactivated vaccine (vero cell) and GMP certification for the associated new manufacturing facility were pending. However, as of the date of this annual report on Form 20-F, the two new medicine certificates held by Jiangsu Yanshen for rabies vaccine (Vero cell) and freeze-dried human rabies vaccine (Vero cell) have been revoked. The GMP certificate for the manufacture of human use rabies vaccine has been seized by the relevant government authorities and the GMP certificate for the manufacture of influenza vaccine was expired on February 2, 2010 and has not been renewed yet.
Marketing and Distribution
     We have over a decade of marketing experience in the pharmaceutical industry in China. From our inception in March 1995 to 2001, we operated as a distributor of pharmaceuticals and have leveraged our experience to establish an extensive distribution network in China that we now use to market, sell and distribute our own pharmaceuticals. As of December 31, 2009, we had 1,563 dedicated brand management and marketing employees. Our marketing and distribution activities are primarily carried out by our subsidiaries, Jiangsu Simcere and Shanghai Simcere.
Our Marketing Strategy
     We have established a fully integrated marketing strategy that includes brand management, market research and liaising with various levels of regulatory authorities and government institutions. We host in-person product presentations, conferences and seminars for physicians, other healthcare professionals and research scholars to promote and generate awareness of our pharmaceuticals, and to facilitate communication between medical and pharmaceutical professionals in China regarding our pharmaceuticals. We also have a dedicated marketing division that is in charge of our overall marketing strategy, our branding efforts and our market research efforts. To support our marketing strategy, we plan to continue expanding our own internal marketing force.
     In 2008, our brand Yingtaiqing was recognized as a “famous trademark” of China. In 2009, we further increased brand awareness of Yingtaiqing by having it sponsor the Table Tennis Super League events between March and September and by having it enter into a cooperation agreement with the world-renowned NBA brand in October. Through these and other branding efforts, we have solidified and enhanced the market penetration of our Yingtaiqing brand.
     Our marketing professionals collect feedback from healthcare professionals, pharmacies and end-users regarding our products. Our marketing professionals then work closely with our research and development department and manufacturing department in order to enhance our existing portfolio of pharmaceuticals and to identify potential new products for commercialization.
Distribution
     We sell all of our products (except our vaccines) exclusively to pharmaceutical distributors in China and depend on distributors for a substantial portion of our revenues. We have business relationships directly or indirectly with approximately 1,700 pharmaceutical distributors in China. Each pharmaceutical distributor in turn may distribute our pharmaceuticals within a designated region either directly to hospitals owned and controlled by counties or higher level government authorities in China, clinics, pharmacies and other retail outlets or to local distributors. Many of our pharmaceuticals are widely distributed in large hospitals located in some of the most prosperous regions in China. Our vaccines are sold to various levels of CDCs, which are controlled by various levels of government authorities in China. These hospitals must implement collective tender processes for the purchase of medicines listed in the Essential Drug List and Reimbursement List and medicines that are consumed in large volumes and commonly prescribed for clinical uses. CDCs may also implement collective tender processes for the purchase of our vaccines.
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
     Our distributors are widely dispersed on a geographic basis. Each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. In each of 2007, 2008 and 2009, no single distributor contributed to, on an individual basis, 10.0% or more of our revenues, and sales to our five largest distributors accounted in aggregate for approximately 13.8%, 11.6% and 14.0%, respectively, of our revenues.
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
Manufacturing, Quality Control and Supplies
Manufacturing
     We currently have seven GMP-approved manufacturing facilities in China located in Jiangsu, Hainan, Shandong, Jilin and Anhui Provinces. We also own the mining right of a smectite mine, located in Sichuan Province. See “—Facilities.” In addition, two of our generic pharmaceuticals, the Yingtaiqing-branded diclofenac sodium capsules and the Faneng-branded alfacalcidol soft capsules, are manufactured by independent third-party manufacturers.
     A portion of our production lines are equipped with automated machinery and equipment and can be used to produce different kinds of pharmaceuticals in the same physical dosage form without the need to significantly modify the current production facilities and equipment. We therefore are able to adjust our production to meet market demand and our sales target in response to market demand. The following table is a summary of our 2009 production capacity:

Pharmaceutical Agent
Production Unit	Delivery Form	2009 Capacity
Hainan Simcere
Penicillin family	Granules	630,000,000 packs
Penicillin family	Capsules	288,000,000 pills
Cefaclor family	Granules	240,000,000 packs
Cefaclor family	Capsules	60,000,000 pills

Pharmaceutical Agent
Production Unit	Delivery Form	2009 Capacity
Cefaclor family	Dry suspension	240,000,000 packs
General	Tablets	200,000,000 pills
General	Granules	240,000,000 packs
General	Gelatin	6,000,000 tubes
General	Powder	160,000,000 packs
General	Capsules	60,000,000 pills
General	Soft capsules	120,000,000 pills
Nanjing Simcere
Penicillin family	Powder injection	10,000,000 vials
Penicillin family	Granules	40,000,000 packs
Penicillin family	Tablets	70,000,000 pills
General	Oral solution	55,000,000 bottles
General	Small volume parenteral solutions	15,000,000 vials
General	Tablets	150,000,000 packs
General	Dry suspension	20,000,000 packs
General	Capsules	160,000,000 pills
General	Granules	20,000,000 packs
General	Powder injection	10,000,000 vials
General	Frozen-dry powder	3,200,000 vials
	Sterile active pharmaceutical ingredients, or APIs	600 kg
	extract liquid	24,000,000 vials
Shandong Simcere
Recombinant human endostatin	Injection	1,000,000 vials
Nanjing Tung Chit
Nedaplatin injection	Frozen-dry powder injection	700,000 bottles
Jilin Boda
Edavarone injection	Low-dose injection	10,000,000 vials
General	Tablets	2,000,000,000 pills
General	Capsules	50,000,000 pills
General	Granules	10,000,000 packs
General	Topical solution	4,000,000 bottles
General	Powder injection	3,000,000 packs
APIs	Phenytoinum Natricum	80,000 kg
APIs	Moroxydine	1,000,000 kg
APIs	Asparamide	100,000 kg
APIs	Ethacridine lactate	6,000 kg
APIs	Nefopam hydrochloride	6,000 kg
APIs	Edaravone	4,000 kg
Simcere Zhong Ren
Fluorouracil implant	Implant	600,000 vials
Jiangsu Yanshen
H1N1 Influenza A Vaccine (Split Virion), Inactivated	Injection	10,000,000 vials
Influenza Vaccine (Split Virion), Inactivated	Injection	3,500,000 vials

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
Raw Materials
     The principal raw materials used for our medical products are the necessary active ingredients of our pharmaceuticals. We source such raw materials, as well as packaging materials, from various independent suppliers in China. In addition, we produce certain active ingredients used for the production of some of our pharmaceutical products, such as Bicun, and we also own the mining rights relating to a smectite mine that produces smectite, a raw material used for the manufacturing of Biqi. In the case of sourcing raw materials from third parties, the purchase price for the relevant raw materials is based on the prevailing market price for such materials of similar quality. Our principal packaging materials include glass ampules for injection pharmaceuticals, plastic bottles for capsule and tablet pharmaceuticals, and external packaging and printed instructions for all of our pharmaceuticals. The principal raw materials used for our vaccine products are egg embryos, which were supplied by two egg demestic embryo manufacturers.
     In 2009, we purchased an aggregate of 37.6% of our total supply of raw materials from our five largest suppliers.
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
Competition
     We face direct competition from pharmaceutical manufacturers producing the same type of pharmaceuticals and indirect competition from pharmaceutical manufacturers producing products having similar medical efficacy as substitutes. Our competitors vary by product.
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
Insurance
     We maintain property insurance policies covering our equipment and facilities for losses due to fire, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately RMB839.2 million ($122.9 million) as of March 31, 2010. We also maintain insurance policies covering products in transit to our customers. We do not maintain product liability insurance or insurance covering potential liability relating to the release of hazardous materials. In addition, we do not maintain business interruption insurance or key employee insurance for our executive officers as we believe it is not the normal industry practice in China to maintain such insurance. We consider our current insurance coverage to be adequate. However, uninsured damage to any of our manufacturing facilities and buildings or a significant product liability claim could have a material adverse effect on our results of operations. We also maintain directors’ and officers’ liability insurance for our directors and officers.
Regulations on Pharmaceutical Products

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
Pharmaceutical Product Manufacturing
Permits and Licenses for Pharmaceutical Manufacturers
     A manufacturer of pharmaceutical products must obtain a pharmaceutical manufacturing permit from the provincial food and drug administration. This permit, once obtained, is valid for five years and is renewable upon its expiration. This permit must be renewed at least six months before its expiration date. Our current pharmaceutical manufacturing permits for each of Hainan Simcere, Nanjing Simcere, Shandong Simcere, Nanjing Tung Chit, Jilin Boda and Simcere Zhong Ren will all expire on December 31, 2010. In addition, as Jilin Boda is currently expanding its facilities which then require it to renew its existing manufacturing permit. We do not believe it will be difficult for us to renew our pharmaceutical manufacturing permit. In addition, before commencing business, a pharmaceutical manufacturer must also obtain a business license from the relevant administration for industry and commerce.
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
     Generally, GMP certificates are valid for five years and we do not believe it will be difficult for us to renew any of our GMP certifications. The following table summarizes the most recent GMP certificates we received for each of our manufacturing facilities:

Certification By Facilities	Coverage	Issue Date	Expiration Date
Hainan Simcere
	Tablets (Including Cephalosporins), Granules, Capsules, Dry Suspensions (Including Cephalosporins, Penicillin), Soft Capsules, Powders, Gelatin	August 30, 2006	August 29, 2011

Certification By Facilities	Coverage	Issue Date	Expiration Date
	Bulk Drug (Montmorillonite, Aluminium, Dihydroxyallan-toninate, Levamlodipine Besylate, Pamidronate Disodium, Valaciclovir Hydrochloride and Benazepril Hydrochloride)	January 8, 2007	January 7, 2012
	Bulk Drug (Sumatriptan Succinate, Meloxicam, Naftopidil, Edaravone and Sibutramine Hydrochloride)	November 26, 2008	November 25, 2013
	Bulk Drug (Amlodipine Maleate, Cefprozil and Cefteram pivoxil)	November 1, 2005	October 31, 2010
	Bulk Drug (Naftopidil, amlodipine maleate)	February 2, 2009	February 1, 2014
Nanjing Simcere
	Small Volume Parenteral Solutions	December 3, 2008	December 2, 2013
	Mixture, Oral Solution	October 27,2008	October 26, 2013
	Powder for Injection	August 6, 2008	August 5, 2013
	Sterile Bulk (Biapenem)	July 21, 2008	July 20, 2013
	Tablets, Capsules, Dry Suspensions	March 30, 2006	March 29, 2011
	Granules	May 11, 2006	May 10, 2011
	Powder for Injection (Penicillin)	April 19, 2006	April 18, 2011
	Tablets, Capsules, Dry Suspensions(Penicillin)	May 6,2008	May 5, 2013
	Bulk Drug (Zanamivir), Powder	April 9,2010	April 8, 2015
Nanjing Tung Chit
	Frozen-Dry Powder Injection (Anti-Cancer Drug)	June 16,2009	June 15, 2014
	Bulk Drug (Nedaplatin)	June 19,2009	June 18, 2014

Certification By Facilities	Coverage	Issue Date	Expiration Date
	Bulk Drug (Oxaliplatin)	December 28,2009	December 27, 2014
Shandong Simcere
	Recombinant Human Endostatin Injection (Anti-cancer Drugs)	August 18, 2009	August 17, 2014
Simcere Zhong Ren
	Anti-cancer Implants	May 18, 2009	May 17, 2014
Jilin Boda
	Small Volume Parenteral Solutions, Edaravone Injection	February 23, 2009	February 22, 2014
	Low-Dose Injection	December 9, 2005	December 8, 2010
	Bulk Drug (Edaravone)	December 12, 2005	December 11, 2010
	Bulk Drug (Asparagine)	December 23, 2006	December 22, 2011
	Tablets, Capsules, Granules	November 28, 2008	November 27, 2013
     At the time we acquired Jiangsu Yanshen, Jiangsu Yanshen’s core products included an influenza vaccine and a human use rabies vaccine (vero cell). Jiangsu Yanshen also received a new medicine certificate from the SFDA for its freeze-dried human use rabies vaccine (vero cell) and had completed clinical trials of its purified hepatitis A inactivated vaccine (vero cell), and the SFDA approval for the purified hepatitis A inactivated vaccine (vero cell) and GMP certification for the associated new manufacturing facility were pending. However, as of the date of this annual report on Form 20-F, the two new medicine certificates held by Jiangsu Yanshen for rabies vaccine (Vero cell) and freeze-dried human rabies vaccine (Vero cell) have been revoked. The GMP certificate for the manufacture of human use rabies vaccine has been seized by the relevant government authorities and the GMP certificate for the manufacture of influenza vaccine was expired on February 2, 2010 and has not been renewed yet.
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

     If a medicine has not previously been marketed in China, the manufacturer must first obtain a new medicine certificate as well as a medicine registration approval from the SFDA. To register new medicines, pharmaceutical manufacturers must obtain approvals from the SFDA to carry out clinical research. Applicants need to submit relevant pre-clinical study information and other relevant reports to the provincial food and drug administration for review. The provincial food and drug administration will also conduct on-site inspections to collect pharmaceutical samples and appoint specified pharmaceutical examination laboratories to examine such pharmaceutical samples. The pharmaceutical examination laboratories will then issue reports to the SFDA, which will then set up an expert team comprised of pharmaceutical professionals and other specialists to conduct a technical assessment of the proposed new medicine and decide whether clinical research should be commenced.
     Following successful completion of clinical research, applicants must submit clinical research information and raw material samples to the provincial food and drug administration and the pharmaceutical examination laboratories appointed by the provincial food and drug administration to apply for approval to manufacture the new medicines. The provincial food and drug administration authority will then examine the completeness, standardization and authenticity of the submission materials and conduct an on-site inspection at the production premises of the applicants. The pharmaceutical examination laboratories appointed by the provincial food and drug administration will then examine three consecutive production batches of pharmaceutical samples collected by the provincial food and drug administration. After investigation and assessment, the provincial food and drug administration authority and the examination laboratories appointed by the provincial food and drug administration authority will produce reports to the SFDA, and the SFDA will review the submission materials and carry out a final review of the application of the subject new medicine. Upon fulfillment of the relevant requirements and approval by the SFDA, the applicants will be granted a new medicine certificate and a medicine approval document. The SFDA will then issue to the applicant the Drug Quality Registration Standards with respect to the registered pharmaceuticals which the manufacturer of such pharmaceuticals must strictly comply with.
     Upon granting production approval of a new medicine, the SFDA may set a monitoring period of a maximum of five years to continue monitoring the safety of the medicine, during which the relevant pharmaceutical manufacturing company must regularly review the production technologies employed, monitor the quality, stability, curative effects and unfavorable side-effects of the new medicine, and report to the provincial level food and drug administration authority annually. During such a monitoring period, the SFDA will not accept applications for new medicine certificates for the same medicine by other pharmaceutical companies or approve the sale or import of the same medicine by other pharmaceutical companies, except that, for any other application for the same new medicine that had been approved by the SFDA to undergo clinical trials prior to the granting of a monitoring period, the SFDA may approve the application for sale or import of the new medicine if it meets the relevant requirements and will continue to monitor such new medicine. As a result, the monitoring period in connection with a new medicine can limit the competition encountered by the manufacturer of the new medicine. In May 2009, we submitted an application to the SFDA seeking approval to manufacture and sell products containing Zanamivir, one of only two World Health Organization, or WHO, approved drugs to which the new H1N1 strain of influenza A has been shown to be susceptible. In September 2009, Jiangsu Yanshen was awarded a new drug certificate and production license from the SFDA for its H1N1 vaccine. Of the eleven flu vaccine manufacturers in China, Jiangsu Yanshen is one of six currently licensed to produce the H1N1 vaccine. As of May 31, 2010, we held 47 new medicine certificates that are in effect and have obtained 270 medicine approval documents.
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
Regulations on Vaccine Products
Classification of Vaccine
     According to the Regulation on the Administration of Circulation and Vaccination of Vaccines, vaccines are classified into two categories based on severity of the disease. Rules and policies regarding the manufacturing, distribution, pricing and quality control of vaccines vary from type to type. Category I vaccines refer to the vaccines provided to the citizens at the expense of the government, which includes the vaccines prescribed in the National Immunization Program and other vaccines designated by provincial government in the execution of the National Immunization Program and vaccines used for emergency or group vaccination executed by the local governments or bureaus of health. Category II vaccines refer to the vaccines to be used in the discretion of a citizen and at his or own expense. We currently do not and do not anticipate in the foreseeable future to manufacture Category I vaccines.
Quality of Vaccine Products

     On June 4, 2004, the SFDA promulgated the Administrative Regulations for Batch Certificate of Biological Products, which requires competent authority to conduct mandatory inspection and examination on each batch of vaccine products, blood products and other biological products determined by the SFDA before they may be sold in the market. Vaccine products cannot be distributed in the market before they are approved for sale by the relevant medicine inspection institute. An applicant shall apply for examination or inspection, or both examination and inspection, of each batch of vaccine products by the relevant inspection institute. For each batch of vaccine products, the applicant will provide the inspection institute with samples together with manufacturing records, internal inspection records and other quality control documents. The inspection institute will review the documents and inspect the samples and issue a batch certificate within approximately two months, if the manufacture procedures and the quality of the products are ascertained to meet the standards as approved by the SFDA. With the batch certificate, the approved batch of vaccines may be distributed in the market. Copies of batch certificates stamped by the pharmaceutical manufacturing enterprise shall be provided when selling the products.
     On August 23, 2005, the SFDA reemphasized that all vaccine products, including rabies vaccine for human use and inactive encephalitis vaccine, shall be regulated under the batch certificate system. The National Institute for the Control of Pharmaceutical and Biological Products was authorized by the SFDA to conduct the inspections and issue batch certificates.
Pricing Policy
     According to a circular of the NDRC, the Printing and Issuing of the Price Controlled List of Drugs promulgated on June 27, 2005 that took effect on August 1, 2005, the prices of Category I vaccines are subject to the control of the NDRC. Specifically, on July 28, 2009, the NDRC promulgated a circular on the manufacturers’ prices of fourteen National Immunization Program vaccines, in which the NDRC fixed the respective price ceilings of the fourteen vaccines. For those drugs not covered in the Price Control List, which are the Category II vaccines, distributors and manufacturers are entitled to set the prices. None of our current products is a Category I vaccine and we are not currently subject to price controls imposed by the NDRC. However, we cannot assure you that the NDRC will not revise its rules and include certain or all of our current products in Category I in the future.
Other National and Local Laws and Regulations
     We are subject to changing regulations under many other laws administered by governmental authorities at the national, provincial and municipal levels in China. Our CDC customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.
     For example, we need to comply with numerous national and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe that we are currently in compliance with these laws and regulations. However, unanticipated changes in existing regulatory requirements or adoption of new requirements could cause us to incur significant costs to comply and therefore have a material adverse effect on our business, results of operations and financial condition.
Distribution
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
Vaccine Distribution

     The eligibility of the distributors and channels of vaccines depend on the type of vaccines being distributed. As to Category I vaccines, provincial CDCs compose annual provincial vaccination programs of Category I vaccines and report to the provincial Bureau of Health and other competent authorities in charge of vaccine trading. Vaccine manufacturing enterprises and qualified vaccine wholesalers are required to enter into exclusive purchase contract with the competent provincial CDCs or other disease control and prevention organizations for the distribution of Category I vaccine. The vaccine manufacturers may only sell Category I vaccines to provincial CDCs. The provincial CDCs are accountable for distributing Category I vaccines to the municipal and local CDCs, which are obligated to distribute Category I vaccine to lower CDCs.
     A pharmaceutical manufacturing enterprise may sell Category II vaccines it produces to CDCs at various levels, vaccine inoculation organizations and qualified vaccine wholesalers. Qualified vaccine wholesalers are entitled to sell vaccines to CDCs, vaccine inoculation organization and other qualified vaccine wholesalers, whereas pharmaceutical retailers are banned from engaging in vaccine trading. The pharmaceutical manufacturing enterprises are required to provide copies of batch certificate or permit issued by a competent pharmaceutical authority with its company stamp when trading vaccines. The pharmaceutical manufacturing enterprises are also required to keep the records of sales of vaccines for a minimum period of two years after the expiration date of vaccines. Penalties may be imposed on the pharmaceutical manufacturing enterprise if it fails to comply with these requirements.
Restrictions on Foreign Ownership of Pharmaceutical Wholesale and Retail Businesses in China
     The Administration Rules on Foreign Investment in Commercial Domains and the Catalogue of Industries for Guiding Foreign Investment permit foreign companies to establish or invest in wholly foreign-owned companies or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. In relation to retail sales, the number and size of retail pharmacy outlets that a foreign investor may establish remain subject to certain restrictions. Pharmacy chains with more than 30 outlets and selling a variety of branded pharmaceutical products sourced from different suppliers are limited to less than 50.0% foreign ownership. However, under the Supplement Regulations for Administration Rules on Foreign Investment in Commercial Domains, a service provider from Hong Kong or Macau may provide up to 100% of the capital contributions to such pharmacy chains that it opens.
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
Product Liability and Consumer Protection
     In addition to the new drug approval process, certain PRC laws have been promulgated to protect the rights of all consumers including consumers of pharmaceutical products. Pursuant to the PRC General Principles of the Civil Law, or the PRC Civil Law, promulgated on April 12, 1986, a defective product which causes property damage or physical injury to any person may subject the manufacturer or vendor of such product to civil liability for such damage or injury.
     On February 22, 1993 the PRC Product Quality Law, or the Product Quality Law, was promulgated to supplement the PRC Civil Law aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was revised by the Ninth National People’s Congress on July 8, 2000. Pursuant to the revised Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and their business licenses may be revoked.

     On October 31, 1993, the PRC Law on the Protection of the Rights and Interests of Consumers, or the Consumers Protection Law, was promulgated. It provides further protection to the legal rights and interests of consumers in connection with the purchase or use of goods and services. Pursuant to the Consumers Protection Law, a consumers’ association was established to handle consumer complaints and assist consumers. The Consumers Protection Law also detailed the compensation consumers and certain third parties are entitled to when property damage or physical injury is incurred.
     The PRC Tort Liability Law, or the Tort Liability Law, was promulgated on December 26, 2009 and will be in effect on July 1, 2010. The Tort Liability Law provides that once a product is found defective after it is put into circulation, the product manufacturer or seller shall timely take remedial actions such as warning or products recall. If the failure to timely take sufficient remedial action results in harm or damage, the product manufacturer or seller will assume tort liability.
Price Controls
     The retail prices of certain pharmaceuticals sold in China, primarily those included in the Drug List and Reimbursement List and those pharmaceuticals whose production or trading are deemed to constitute monopolies, are subject to price controls in the form of fixed prices or price ceilings. Manufacturers and distributors cannot set the actual retail price for any given price-controlled product above the price ceiling or deviate from the fixed price imposed by the government. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to notification to the provincial pricing authorities. Sales of pharmaceutical products by pharmaceutical manufacturers in China to overseas markets are not subject to any price control.
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
Tendering System for Medicines Purchased by Healthcare Institutions
     Hospitals owned and controlled by counties or higher level governments must implement collective tender processes for the purchase of medicines listed in the Essential Drug List and Reimbursement List and medicines that are consumed in large volumes and commonly prescribed for clinical uses. A committee must assess the bids submitted by the pharmaceutical manufacturers, taking into consideration, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. For the same type of pharmaceutical, the committee usually selects from among two to three different brands. Any reduction in the pharmaceutical purchase price by these hospitals as a result of the competitive bidding process is intended to bring about a corresponding reduction in the retail price for the benefit of patients. At present, we understand that the extent of implementation of such tender purchase system varies among different regions in China. Recently, state-owned and state-controlled hospitals of certain provinces began to implement collective tender processes through online bidding. Such online bidding process is expected to increase the transparency and competitiveness of the tendering system. An increasing numbers of hospitals are expected to adopt such online bidding procedures.

Reimbursement Under the National Medical Insurance Program
     Participants of National Medical Insurance Program are urban residents who are currently employed or retired. Participants of the National Medical Insurance Program and their employers are required to contribute to the payment of insurance premium on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the national Essential Drug List and Reimbursement List, which is divided into two tiers. Purchases of Tier A medicines are fully reimbursable, but certain Tier A medicines are only reimbursable if the medicine is used for a particular stated purpose in the Essential Drug List and Reimbursement List. Purchasers of Tier B medicines are required to make a certain percentage of co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B medicines varies in different regions in the PRC. Factors that affect the inclusion of medicines in the Essential Drug List and Reimbursement List include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. The Ministry of Human Resources, together with other government authorities, has the power every two years to determine which medicines are included in the national medicine catalog, under which of the two tiers the included medicine falls, and whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the national medical insurance catalog in their provincial Essential Drug List and Reimbursement List. For Tier B medicines listed in the national medical insurance catalog, provincial governments have the discretion to adjust upwards or downwards by no more than 15% from the number of Tier B medicines listed in the national medical insurance catalog that is to be included in the provincial Essential Drug List and Reimbursement List. The total amount of reimbursement for the cost of medicines, in addition to other medical expenses, for an individual participant under the National Medical Insurance Program in a calendar year is capped to the amounts in that participant’s individual account under the program. The amount in a participant’s account varies, depending on the amount of contributions from the participant and his or her employer. Generally, on average, participants under the National Medical Insurance Program who are from relatively wealthier parts of China and metropolitan centers have greater amounts in their individual accounts than those from less developed provinces.
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
Patent Prosecution
     The patent prosecution system in China is different from the U.S. system in a number of ways. The patent system in China, like most countries other than the United States, adopts the principle of “first to file.” This means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application. The United States uses a principle of first to invent to determine the granting of patents. In China, a patent must possess novelty, inventiveness and practical application. Under the existing PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or abroad or has been publicly used or made known to the public by any other means in China, nor has any other person filed with the patent authority an application which describes an identical invention or utility model and is published after the filing date. Under the amended PRC Patent Law, novelty means that the invention or utility model is not a “prior art”, and prior to the date of application, no entity or individual has filed an application with the patent authority describing the identical invention or utility model and is published after the filing date. The term “prior art” refers to technology known to the general public both in China and abroad prior to the date of application. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has independent patent systems. Patents in the PRC are filed at the State Intellectual Property Office, or SIPO, in Beijing.

Patent Enforcement
     When a dispute arises as a result of infringement of the patent holder’s patent right, such dispute should be settled first through consultation by the respective parties. However, if such dispute cannot be settled through consultation, such patent holder or an interested party who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of the SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. In addition, under the amended PRC Patent Law, if damages can not be determined by either of the method described above, the court may at its discretion, by taking into account factors such as the type the patent or the nature and gravity of the infringement, determines a compensation in the sum of no less than RMB10,000 but no more than RMB1.0 million. As in other jurisdictions, with one notable exception, the patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.
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

     We conduct substantially all of our operations through the following operating subsidiaries in China:
•	Simcere Pharmaceutical Co., Ltd., or Hainan Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Hainan Simcere is currently authorized to manufacture 64 pharmaceutical products;

•	Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd., or Nanjing Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Nanjing Simcere is currently authorized to manufacture 87 pharmaceutical products;

•	Jiangsu Simcere Pharmaceutical Co., Ltd., or Jiangsu Simcere, and Shanghai Simcere Pharmaceutical Co., Ltd., or Shanghai Simcere, are both our wholly owned subsidiaries that engage in the marketing, sales and distribution of pharmaceutical products;

•	Jiangsu Simcere Pharmaceutical R&D Co., Ltd., or Simcere Research, is our wholly owned subsidiary that engages in the research and development of pharmaceutical products;

•	Sichuan Zigong Yirong Industrial Co., Ltd., or Sichuan Simcere, is our wholly owned subsidiary that owns the mining right to a smectite mine in Sichuan Province and engages in the extraction of smectite, a raw material used for the manufacturing of one of our pharmaceutical products;

•	Hainan Qitian Pharmaceutical Co., Ltd., or Qitian Simcere, is our wholly owned subsidiary that engages in the processing and refinement of smectite;

•	Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd., or Shandong Simcere, formerly known as Yantai Medgenn Co., Ltd., is our wholly owned subsidiary that engages in the manufacturing of Endu in China. We completed the acquisition of 80.0% of the equity interest of Shandong Simcere in September 2006. We have since acquired the remaining 20.0% of the equity interest in Shandong Simcere, which is now our wholly owned subsidiary. In addition, Shandong Simcere owns a 40.0% equity interest in Medgenn (Hong Kong) Co., Ltd., or Hong Kong Medgenn that was acquired for no cash consideration. Hong Kong Medgenn has the exclusive right to engage in the development and sale of Endu in any jurisdiction outside of the PRC until February 10, 2015. Hong Kong Medgenn has not conducted any operations to date;

•	Jilin Boda Pharmaceutical Co., Ltd., or Jilin Boda, is our 51.0% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. In June 2010, we entered into an agreement to further acquire approximately 39% of the equity interest in Jilin Boda. Upon the completion of this acquisition, we will hold approximately 90% of the equity interest in Jilin Boda.

•	Nanjing Tung Chit Pharmaceutical Company Limited, or Nanjing Tung Chit, engages in the manufacturing and sale of pharmaceutical products. We completed the acquisition of 85.71% of the equity interest of Nanjing Tung Chit in November 2007. We acquired the remaining 14.29% of the equity interest in Nanjing Tung Chit in April 2010. Since then, it is our wholly owned subsidiary;

•	Simcere Zhong Ren Pharmaceutical Co., Ltd. is our 70.0% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. We completed the acquisition of the 70.0% equity interest in Simcere Zhong Ren in April 2008; and

•	Jiangsu Yanshen Biological Technology Stock Co., Ltd., or Jiangsu Yanshen, engages in the manufacturing and sale of vaccines. In May 2010, we acquired 37.5% equity interest of Jiangsu Yanshen. In December 2009, we acquired the 100% stake in ChinaVax, a Cayman Islands investment holding company, that held 15% equity interest in Jiangsu Yanshen. Since then, we hold 52.5% equity interest in Jiangsu Yanshen.
D. Property, Plant and Equipment
     Our headquarters and our research and development facility are located in Nanjing, Jiangsu Province, on a parcel of land with an aggregate site area of approximately 193,100 square meters. The land use right will expire in 2056. We have seven GMP-approved manufacturing facilities that are located in Nanjing in Jiangsu Province, Haikou in Hainan Province, Liaoyuan in Jilin Province, Yantai in Shandong Province, Wuhu in Anhui Province and Changzhou in Jiangsu Province. Our facilities in Nanjing are approximately 36,677 square meters in total, occupying four parcels of land with an aggregate site area of approximately 309,788 square meters. The land use rights granted with respect of the lands will expire in 2048, 2054 and 2054 and 2056. Our facility in Haikou, Hainan Province is approximately 17,000 square meters and occupies a parcel of land with an aggregate site area of approximately 40,000 square meters. The land use right will expire in 2067. The facility in Yantai, Shandong Province is approximately 3,000 square meters and occupies a parcel of land with an aggregate site area of approximately 48,000 square meters. The land use right will expire in 2053. The facility in Liaoyuan, Jilin Province is approximately 33,410 square meters and occupies an aggregate site area of approximately 67,207 square meters. The land use rights will expire in 2028 and 2056, respectively. The facility in Wuhu, Anhui Province is approximately 2,118 square meters and occupies a parcel of land with an aggregate site area of approximately 20,000 square meters. The land use right will expire in 2052. The facility in Changzhou, Jiangsu Province is approximately 28,300 square meters and occupies a parcel of land with an aggregate site area of approximately

15,000 square meters. The land use right will expire in 2056 and 2052, respectively. In addition, we own the mineral exploration right relating to a smectite mine that can produce 300,000 ton in total of smectite, a raw material used for the manufacturing of our diarrhea medicine Biqi. We believe that our existing facilities, together with the facilities under construction, are adequate for our current requirements.
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
A. Operating Results
Overview
     We are a leading manufacturer and supplier of branded generic pharmaceuticals in the fast growing China market. We focus our strategy on the development of first-to-market generic and innovative pharmaceuticals. We currently manufacture and sell 46 principal pharmaceutical products and are the exclusive distributor of two additional pharmaceutical products that are marketed under our brand names. We market and sell our products directly or indirectly to approximately 1,100 pharmaceutical distributors who in turn sell these products to other distributors, hospitals and retail pharmacies throughout China.
     We commenced operations in March 1995 and operated our business mainly as a distributor of pharmaceutical products. Since then, we have gradually built up our research and development and manufacturing capabilities and have become one of the leading pharmaceutical companies in China that develop, manufacture and sell branded generic pharmaceuticals. To date, we have introduced a series of branded products, including our first-to-market generic anti-stroke medication Bicun, as well as our innovative pharmaceutical Endu, the first recombinant human endostatin injection approved for sale in China. Revenues from Bicun, Zailin, Yingtaiqing, Endu, Yidasheng and Sinofuan, on an individual basis, exceeded RMB100.0 million ($14.7 million) in 2009, which we believe is evidence of wide market acceptance of these products in the China market.
     We believe that the most significant factors that affect our financial performance and results of operations are:
•	the growth of the pharmaceutical market in China;

•	our ability to successfully develop, acquire and launch first-to-market branded generic and innovative pharmaceuticals;

•	the extent of inclusion of our pharmaceuticals in the Essential Drug List and Reimbursement List;

•	our ability to compete in the tender processes for purchase of medicines by state-owned and state-controlled Chinese hospitals; and

•	product pricing and price controls.
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
     Our business and revenue growth primarily depend on the size of the pharmaceutical products in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus our expansion of retail stores in metropolitan markets, where living standards and consumer purchasing power are higher than rural areas, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. For example, the recent global economic and financial market crisis has caused, among other things, lower customer spending across China. As a result, sales of our premium priced high-end anti-cancer medication Endu, which is currently excluded from national medical insurance catalog, have declined and may continue to decline as patients decrease their purchases as a result of worries about economic conditions or reduced incomes. In addition, the timing and nature of any recovery in the credit and financial markets remains uncertain, and there can be no assurance that market conditions will improve in the near future or that our results will not continue to be materially and adversely affected.
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
The Extent of Inclusion of Our Pharmaceuticals in the Essential Drug List and Reimbursement List
     Eligible participants in the national basic medical insurance program in China, which consists of mostly urban residents, are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the Essential Drug List and Reimbursement List. See “Item 4. Information of the Company—B. Business Overview—Regulation—Reimbursement Under the National and Provincial Medical Insurance Programs.” In August 2009, the PRC Ministry of Health established the essential drug list, which contains 205 chemical drugs and 102 traditional Chinese medicines. On November 30, 2009, China’s Ministry of Human Resources and Social Security issued China’s national drug reimbursement list consisting of 2,151 drugs, which, together with the essential drug list and the national and provincial medical insurance catalogs, the Essential Drug List and Reimbursement List. Factors that affect the inclusion of medicines in the Essential Drug List and Reimbursement List include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. As of March 31, 2010, 26 of our 46 principal products, including Edaravone (Bicun and Yidasheng), Nedaplatin (Jiebaishu), Diclofenac (Yingtaiqing), Amoxicillin (Zailin), Biapenem (Anxin), Amoxicillin and Clavulanate (Anqi), Levamlodipine (Xinta), Alfacalcidol (Faneng), Smectite (Biqi), Kechuanning and Rosuvastatin, were included in the national Essential Drug List and Reimbursement List, including seven of the 26 of our principal products being included in the Level I Reimbursement List.

     The inclusion of a medicine in the Essential Drug List and Reimbursement List can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements. However, pharmaceuticals included in the Essential Drug List and Reimbursement List are subject to price controls in the form of fixed retail prices or retail price ceilings, and are subject to periodical price adjustments by the relevant regulatory authorities. Such price controls, especially downward price adjustments, may negatively affect the unit price of our products. See “—Product Pricing and Price Controls.” On balance, we believe that the benefit of the inclusion of our pharmaceuticals in the Essential Drug List and Reimbursement List outweighs the cost of such inclusion.
     There can be no assurance that our products currently included in the Essential Drug List and Reimbursement List will continue to be included in the catalogs. The removal or exclusion of our products from the Essential Drug List and Reimbursement List may adversely affect the sales of these products. The commercial success of our new and potential products is substantially dependent on whether and to what extent reimbursement is or will be available. Our failure to obtain inclusion of our new and potential products in the Essential Drug List and Reimbursement List may adversely affect the future sales of those products. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—There is no assurance that our existing products will continue to be included or new products developed by us will be included in the Essential Drug List and Reimbursement List.”
Our Ability to Compete In the Tender Processes for Purchase of Medicines by State-Owned and State-Controlled Chinese Hospitals
     A substantial portion of the products we sell to our distributor customers are sold to hospitals owned or controlled by counties or higher level government authorities in China. These hospitals must implement collective tender processes for the purchase of medicines listed in the Essential Drug List and Reimbursement List and consumed in large volumes and commonly prescribed for clinical uses. Factors considered by these hospitals in assessing bids include, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. The collective tender process for pharmaceuticals with the same chemical composition must be conducted at least annually, and pharmaceuticals that have won in the collective tender processes previously must participate and win in the collective tender processes in the following period before new purchase orders can be issued. If we are unable to win purchase contracts through the collective tender processes in which we decide to participate, we will lose market share to our competitors, and our revenue and profitability will be adversely affected.
Product Pricing and Price Controls
     In October 2009, the NRDC implemented pricing ceilings on 2,349 pharmaceutical products, including drugs or medicines which are on the Essential Drug List. Certain of our pharmaceutical products sold in China, primarily those included in the Essential Drug List and Reimbursement List, are subject to price controls in the form of fixed prices or price ceilings. Controls over and adjustments to the retail price of a pharmaceutical may have a corresponding impact on the wholesale price of that pharmaceutical. From time to time, the PRC government publishes and updates a list of medicines that are subject to price controls, either at the national level or the provincial or regional level. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicines and the extent of the manufacturer’s compliance with the applicable GMP standards. See “Item 4. Information of the Company—B. Business Overview—Regulation—Price Controls.”
     As of March 31, 2010, 26 of our 46 principal products, including Edaravone (Bicun and Yidasheng), Nedaplatin (Jiebaishu), Diclofenac (Yingtaiqing), Amoxicillin (Zailin), Biapenem (Anxin), Amoxicillin and Clavulanate (Anqi), Levamlodipine (Xinta), Alfacalcidol (Faneng), Smectite (Biqi), Kechuanning and Rosuvastatin, were included in the national Essential Drug List and Reimbursement List, including seven of the 26 of our principal products being included in the Level I Reimbursement List.
     Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 25 times. The latest price reductions occurred in September of 2009 and affected a total of 102 different Chinese medicines and 204 different Western pharmaceuticals. We expect the retail prices of additional pharmaceuticals to be adjusted periodically in the future.

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
Acquisitions
     In 2006 and 2007, we acquired an aggregate of 90.0% equity interest in Shandong Simcere, a PRC pharmaceutical company engaged in the research, development, manufacture and sale of an anti-cancer medication under the name Endu. In January 2009, we acquired the remaining 10.0% equity interest in Shandong Simcere for a cash consideration of RMB30.1 million ($4.4 million).
     In September 2007, we entered into a definitive agreement to acquire a 51.0% equity interest in Jilin Boda for a total of RMB123.1 million in cash. The acquisition was completed in October 2007. Jilin Boda manufactures the injectable stroke management medication, Yidasheng, the only other edaravone injection currently available in China other than Bicun at that time. In November 2007, we acquired 100% equity interest in Master Luck Corporation Limited, which in turns holds an 85.71% equity interest in Nanjing Tung Chit, the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is marketed under the brand name Jiebaishu. The total consideration for the acquisition was RMB32.9 million in cash. We believe Jiebaishu, as a leading nedaplatin product in China, further complements our current portfolio of anti-cancer pharmaceuticals that already include our innovative pharmaceutical Endu, as well as provide us with a manufacturing facility and production line for chemotherapy pharmaceuticals that is in compliance with GMP standards. In April 2010, Nanjing Tung Chit became our wholly owned subsidiary after we acquired the remaining 14.29% equity interest for RMB6.3 million ($0.1 million) in cash.
     In April 2008,we acquired a 70.0% equity interest in Simcere Zhong Ren, the manufacturer of first-to-market 5-FU sustained release implants for the treatment of cancer under the brand name of Sinofuan, for a total consideration of RMB65.1 million ($9.5 million) in cash. The acquisition is expected to enhance our offerings in the anti-drug market and creates synergies with Endu, the anti-tumor drug.
     In May 2009, we entered into an agreement to indirectly acquire approximately 35% of the equity interest of Shanghai Celgen Bio-Pharmaceutical Co., Ltd., or Shanghai Celgen for a total cash consideration of RMB110.0 million ($16.1 million). Shanghai Celgen has strong expertise in research and production of therapeutic antibodies and possesses an antibody manufacturing facility in Shanghai, for which GMP certification is pending. Shanghai Celgen’s major biogeneric drug candidate, an etanercept, has completed clinical trials and is currently awaiting approval from the SFDA. In addition, we are entitled to unwind the acquisition and the selling shareholders are required to return the amounts paid by us if the SFDA does not approve Shanghai Celgen’s major biogeneric drug candidate within 24 months from the date of agreement or if Shanghai Celgen determines that it would be unable to obtain the SFDA approval within 24 months from the date of acquisition.
     In May 2009, we entered into an agreement to acquire a 37.5% equity interest in Jiangsu Yanshen, a China-based developer and manufacturer of vaccines, for cash consideration. In October and November 2009, we entered into two agreements pursuant to which we acquired the entire equity interest in ChinaVax, a Cayman Islands company that, as its sole business, held a 15% stake in Jiangsu Yanshen, for consideration. As of the date of this annual report on Form 20-F, a portion of the consideration has not been paid. After completion of this acquisition, we hold an aggregate of 52.5% equity interest in Jiangsu Yanshen.

     After we entered into the share purchase agreements in October and November 2009 to acquire 15% equity interest in Jiangsu Yanshen, but prior to the full completion of the transaction, we discovered quality control problems relating to the production of Jiangsu Yanshen’s human-use rabies vaccine (vero cell). On November 23, 2009, we urged the board of Jiangsu Yanshen to replace its general manager and head of quality assurance and demanded that Jiangsu Yanshen implement a total suspension of production effective on November 30, 2009 to facilitate internal inspection and rectification of its quality control systems.
     On December 3, 2009, the SFDA issued a public notice announcing the initiation of a comprehensive investigation into quality issues regarding human use rabies vaccine manufactured by two companies including Jiangsu Yanshen, and ordered Jiangsu Yanshen to halt marketing and production of all products including human use rabies vaccine. In April 2010, the Changzhou Food and Drug Administration found that the four batches of human use rabies vaccine, which were manufactured by Jiangsu Yanshen and released into the market between July and October 2008, had an insufficient amount of active compound. It was found that illegal activities were conducted at Jiangsu Yanshen, whereby inadequate quality control processes were in place, and there was misrepresentation and avoidance of regulatory inspection, which caused substandard vaccine to be released into the market.
     On April 27, 2010, the SFDA revoked two new medicine certificates held by Jiangsu Yanshen for rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell). The GMP certificate for the manufacture of human use rabies vaccine has been seized by the relevant government authorities and the GMP certificate for the manufacture of influenza vaccine expired on February 2, 2010 and has not been renewed yet.
     On May 15, 2010, Jiangsu Yanshen received an official notification from the Changzhou Food and Drug Administration of the financial penalty to be paid in relation to the production of substandard quality human use rabies vaccine. According to the decision, the Changzhou Food and Drug Administration will impose a fine of RMB25.6 million ($3.8 million) consisting of penalties and confiscated revenues from previous sales of substandard quality human use rabies vaccine. Jiangsu Yanshen must also bear the cost of patient re-vaccinations up to RMB23.0 million ($3.4 million). In addition, the Changzhou Procuratorate also issued a fine of RMB1.6 million ($0.2 million) to Jiangsu Yanshen for confiscation of revenues. As of December 31, 2009, we recognized an accrual of RMB50.3 million ($7.4 million) for these fines. We have withheld 30.0% of the consideration for our acquisition of the additional 15% stake in Jiangsu Yanshen. As of the date of this annual report, Jiangsu Yanshen’ operations remain suspended and it is uncertain when it will resume vaccine production. At December 31, 2009, we performed an impairment analysis of our goodwill. As a result of this analysis, we recorded, in fiscal year 2009, a goodwill impairment charge of RMB76.4 million ($11.2 million). See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and the Use of Estimates—Impairment of Long-Lived Assets and Goodwill”.
     In June 2010, we entered into an agreement to further acquire approximately of the equity interest in Nanjing Xiangao Investments Management Limited (PRC), who in turn holds approximately 48.99% of the equity interest in Jilin Boda, for a total cash consideration of approximately RMB116.8 million ($17.1 million) as well as contingent consideration which will be determined based on net income generated by Jilin Boda in 2010. Upon the completion of this acquisition, we will hold approximately 90% of the equity interest in Jilin Boda.
Revenues
     We generate revenue mainly from the sales of our products. Our product revenues represent our revenues from the sales of our products, less value-added taxes, or VAT. Our revenue also includes other revenue, which primarily represent the refund of a portion of the VAT paid.
     Our products include antibiotics, anti-stroke medications, anti-inflammatory drugs, anti-cancer medications and other medicines. We generate a substantial portion of our revenue from sales of Bicun, Zailin, Endu, Yingtaiqing, Yidasheng and Sinofuan, which in aggregate, accounted for 79.5%, 78.6% and 76.8% of our revenues in 2007, 2008 and 2009, respectively.
     The following table sets out a breakdown of our revenues for these major products, and each item expressed as a percentage of our revenues, for the periods indicated:

	Year Ended December 31,
	2007		2008		2009
	(in		(in		(in
	thousands of	(% of	thousands of	(% of	thousands of	(% of
	RMB)	revenues)	RMB)	revenues)	RMB)	revenues)
Bicun	426,216	31.1	570,584	32.8	619,340	33.3
Zailin	287,333	21.0	290,215	16.7	279,631	15.0
Yingtaiqing	140,824	10.3	146,660	8.4	151,378	8.2
Sinofuan	—	—	41,400	2.4	126,297	6.8
Yidasheng	17,230	1.3	80,580	4.6	126,038	6.8
Endu	216,193	15.8	239,439	13.7	124,186	6.7
     We sell our products (except for vaccines) exclusively to pharmaceutical distributors as we believe this is the most cost-effective way to reach a broad end-user base. We typically enter into written distribution agreements with our distributor customers for one-year terms that are generally renewed annually. Our sales are generally made on a purchase order basis, rather than under any long-term commitments. We compete for desired distributors with other pharmaceutical manufacturers. Any disruption of our distribution network, including failure to renew existing distribution agreements with desired distributors or establish relationships with important new distributors, could negatively affect our ability to effectively sell our products, which could materially and adversely affect our revenues and profitability. Furthermore, we have limited ability to manage the activities of our distributors as they are independent from us. Our distributors may potentially engage in actions that may violate the anti-corruption laws in China, engage in other illegal practices or exhibit and damaging behaviors with respect to their sales or marketing of our products, which could have a material adverse effect on our business, prospects and brand.
     Our distributor customers are widely dispersed on both a geographic and revenues basis even though each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. In 2007, 2008 and 2009, no single distributor contributed, on an individual basis, 10.0% or more of our revenues, and sales to our five largest distributors accounted in aggregate for approximately 13.8%, 11.6% and 14.0%, respectively, of our revenues.
     We grant credit to a portion of our distributor customers in the normal course of business depending on the customers’ credit worthiness and the type of products we sell to them, although we require some customers to make payment prior to shipment. We grant different credit terms to different customers, depending on our assessment of their creditworthiness. We bill our distributor customers upon shipment for credit sales, with a typical 30 to 90 days credit term from the date of billing. Collateral or other supporting securities are not required to support such credit sales.
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
     In the past, we have experienced limited amounts of uncollectible accounts receivable. In 2007, 2008 and 2009, the provision for bad debt expense amounted to RMB1.2 million, RMB1.6 million and RMB0.1 million ($0.01 million), respectively. Our allowance for doubtful accounts amounted to RMB8.1 million and RMB7.8 million ($1.1 million), as of December 31, 2008 and 2009, respectively.
Cost of Materials and Production and Operating Expenses
     The following table sets forth our cost of materials and production and operating expenses as percentages of our revenues for the period indicated:

	Year Ended December 31,
	2007	2008	2009
	(in percentages)
Cost of materials and production	17.6	18.4	17.3

	Year Ended December 31,
	2007	2008	2009
	(in percentages)
Operating expenses
Research and development expenses	4.9	4.9	7.2
Sales, marketing and distribution expenses	46.4	45.0	53.9
General and administrative expenses	11.8	11.2	12.0
Impairment loss on goodwill	—	—	4.1
Total operating expenses	63.1	61.1	77.2
     Our cost of materials and production increased from 2007 to 2008 as a result of our increased sale of Bicun, Endu, Yidasheng and Sinofuan as the cost of materials and production of Bicun and Yidasheng as a percentage of their revenues is lower compared to those of our other major products as we manufacture the raw materials used for the manufacturing of Bicun and Yidasheng instead of purchasing such raw materials from third party suppliers. In addition, cost of materials and production as a percentage of revenues is lower for Endu and Sinofuan as compared to those of our generic pharmaceuticals. However, our cost of materials and production declined as a percentage of our revenues from 2008 to 2009 due primarily to the resale of generic drugs for other pharmaceutical companies at a relatively high cost of sales as a percentage of their revenues.
     Our operating expenses as a percentage of our revenues decreased from 2007 to 2008. This decrease was due primarily to decrease in sales, marketing and distribution expenses as a percentage of our revenues as a result of improved economies of scale associated with the expansion of our operations. Our operating expenses as a percentage of our revenues increased from 2008 to 2009. The increase was primarily due to the recognition of impairment loss of goodwill, increase in our sales, marketing and distribution expenses and research and development expenses as a percentage of our revenues as a result of the increased marketing expenses for promoting Bicun and Sinofuan and the increase in research and development expenses associated with the acquisition of a drug development right of an anti-tumor and the development of antibody therapeutics for tumors.
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
     As we produce our pharmaceuticals in China and we source or manufacture a significant portion of our raw materials in China, we currently have, and expect to continue to have in the foreseeable future, a relatively low cost base compared to the pharmaceutical manufacturers in more developed Western countries. We expect the price of our raw materials to remain low as we are able to source raw materials within China at a low cost as the market for the supply of raw materials for pharmaceuticals is very competitive. As our business continues to expand and our economies of scale increase, we expect our bargaining power to increase, which we believe will also help in keeping our raw material costs low. Personnel costs in China have experienced a general upward trend, but as China possesses significant labor resources, we do not expect personnel costs as a percentage of revenues to increase significantly in the near future. Overhead costs, on the other hand, have been increasing due to the increases in utility prices. However, we expect increased efficiencies in our manufacturing and production process to partially offset the increases in utility prices. We expect the depreciation of property, plant and equipment used for production purposes to increase as we continue to expand our production facilities, but we expect such increase to be in line with an increase in our production volume, and our depreciation cost as a percentage of our revenues to remain relatively stable.
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
     We are developing a number of new pharmaceuticals through our in-house expertise and through joint research and development efforts with universities and research institutions in China. As of March 31, 2010, we had over 12 product candidates in various stages of development. Product candidates that we believe have the highest potential for commercialization include palonosetron for injection and iguratimod tablets, all of which we are currently seeking SFDA approval. See “—C. Research and Development—Product Candidates.” We plan to commence the manufacturing, marketing and sales of these products as soon as we obtain the relevant SFDA approvals.
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
     We expense research and development costs as and when incurred. These expenses include the costs of our internal research and development activities and the costs of research and development conducted by others on our behalf, such as through third-party collaboration arrangements discussed above. Research and development costs in connection with third party research and development collaboration arrangements prior to obtaining regulatory approval are expensed when the research and development activities are performed. Costs incurred to obtain developed technology and costs incurred subsequent to obtaining regulatory approval are capitalized and amortized over the shorter of the remaining license period and the patent protection period for the product.
     Our IPR&D projects represent the fair value assigned to incomplete research projects that we acquire through business combinations, which at the time of acquisition, have not reached technological feasibility. For business combinations for which the acquisition date is before January 1, 2009, the fair value of such projects was expensed upon acquisition. For business combinations for which the acquisition date is on or after January 1, 2009, the fair value of a research projects is recognized as intangible asset on the consolidated balance sheet rather than expensed. The amounts capitalized are accounted for as indefinite-lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, we will make a determination as to the useful life of the intangible asset and begin amortization. We test IPR&D for impairment at least annually and whenever impairment indicators are present. The impairment test consists of a comparison of the fair value of the IPR&D with its carrying amount. If the carrying amount of an IPR&D exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
     We have incurred research and development expenses of RMB68.3 million, RMB86.1 million and RMB133.0 million ($19.5 million) in 2007, 2008 and 2009, respectively, representing 4.9%, 4.9% and 7.2% of our revenues, respectively. Our research and development capabilities have been recognized by various levels of the PRC government and we have received government funding in recognition of our capabilities. From January 1, 2007 to December 31, 2009, we received approximately RMB18.6 million in research grants from the PRC government.
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
     Additionally, we have in the past sought, and may continue to seek, to acquire rights to development stage clinical products, technologies or suitable businesses that complement our expansion strategies and our existing products and products under development. To acquire these rights, we are required to utilize significant financial resources and incur increased in process research and development expense. Our research and development expenses also included depreciation of our new research facility after it was completed in January 2007.
     We expect that our total research and development expenses will increase in absolute terms in the future.

Sales, Marketing and Distribution Expenses
     Sales, marketing and distribution expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing, distribution and customer support functions and costs associated with advertising and other marketing activities including expenses of engaging professional promotion and marketing companies. We host in-person product presentations, conference and seminars for physicians, other healthcare professionals and research scholars to promote and generate awareness of our pharmaceuticals. For our OTC pharmaceuticals, we also carry out consumer advertising and educational campaigns. As the pharmaceutical market in China continues to grow, we plan to further develop and strengthen our sales, marketing and distribution network in order to increase the market recognition of our products and our Simcere brand name. In 2007, 2008 and 2009, sales, marketing and distribution expenses increased primarily as a result of the additional sales and marketing activities carried out by an increased number of sales personnel and our increased product offerings.
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
Share-Based Compensation Expenses
     We adopted our 2006 share incentive plan on November 13, 2006, under which we issued awards to certain members of our directors, senior management and key employees. On March 29, 2007, we granted 1,045,000 options to our independent directors and certain employees with an exercise price equal to $6.75. These options vest over a five-year period, with 20.0% of them vesting on March 28 of each year beginning in 2008. On May 5, 2008, we granted 400,000 options to a senior executive officer with an exercise price equal to $6.755. These options vest over 4.85 year, with 20.0% of them vesting on March 8 of each year beginning in 2009. On December 24, 2008, we granted 100,000 options to a senior executive officer with an exercise price equal to $3.445. These options vest over 4.69 year, with 20.0% of them vesting on August 31 of each year beginning in 2009. All of the above options granted will also vest only if the option holder is still a director or an employee of our company at the time of the relevant vesting or unless otherwise approved by our compensation committee.
     On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible directors, employees and consultants the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2006 Share Incentive Plan for our restricted shares. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that are validly tendered in the exchange offer. A total of 154 directors and employees accepted the offer, and tendered options to purchase an aggregate of 9,802,400 ordinary shares in exchange for an aggregate of 4,750,018 restricted shares, which were granted on May 7, 2009. The exchange of the share option awards for restricted shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. The effect of this award modification on share-based compensation expense over the remaining requisite service period was insignificant. On October 14, 2009 and December 4, 2009, we issued 200,000 and 40,000 restricted shares to our officers and key employees under our 2006 share incentive plan, respectively.
     We account for share-based compensation expenses based on the fair value of the share options on the date of the grant and recognize the amount over the requisite service period.
     We recognized share-based compensation in the amount of RMB30.8 million, RMB25.5 million and RMB23.7 million ($3.5 million) in 2007, 2008 and 2009, respectively. Share-based compensation expenses are allocated among each of research and development expenses, sales, marketing and distribution expenses and general and administrative expenses based on the nature of the work our employees were assigned to perform.
Taxation and Incentives
     On March 16, 2007, the National People’s Congress passed the new CIT law which became effective as of January 1, 2008. The new CIT law provides that all enterprises in China, including foreign-invested companies, are subject to a uniform 25% corporate income tax rate and all tax reduction or exemption as well as incentives previously solely available to foreign-invested enterprises are cancelled. However, the new CIT law and its relevant regulations provide a five-year transition period for those enterprises which were established before March 16, 2007 and were entitled to a preferential income tax rate of 15% under the then effective tax laws or regulations as well as grandfathering certain tax holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively. In addition, manufacturing entities previously entitled to a tax holiday of two-year 100% exemption followed by three-year 50% exemption (“2+3 tax holiday”) under the then effective tax laws and regulations shall continue to enjoy the tax holidays until they expire.
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
     On April 14, 2008, the Management Measures of Identifying Advanced and New Technology Enterprises and its annex, Key Fields of New and High-Tech Supported by the State, were issued jointly by the Ministry of Science and Technology, State Administration of Tax and the Ministry of Finance that outlines the detailed procedures and measures to identify such ANTEs. In December 2008, Shandong Simcere and Boda were recognized by the Chinese government as ANTEs under the new CIT law and entitled to the preferential income tax rate of 15% from 2008 to 2010. In December 2009, Nanjing Simcere was recognized by the Chinese government as ANTE under the new CIT law and entitled to the preferential tax rate of 15% from 2009 to 2011. Simcere Zhong Ren was confirmed by the tax authority that it could inherit the ANTE status from its predecessor for 2009 and 2010. Under the new CIT law, where the transitional preferential income tax policies and the preferential policies prescribed under the new CIT law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. Shandong Simcere and Nanjing Simcere have chosen to enjoy the “2+3 tax holiday” grandfathering treatment until its expiry in 2011 and 2010 respectively.
     Hainan Simcere and Nanjing Simcere were both converted from domestic companies into foreign-invested enterprises in March 2006. In addition, Shandong Simcere and Nanjing Tung Chit are foreign-invested enterprises established in 1999 and 2001 respectively. Prior to January 1, 2008, Hainan Simcere, Shandong Simcere, Nanjing Simcere and Nanjing Tung Chit, being production-oriented foreign investment enterprises, were each entitled to a 2+3 tax holiday. In addition, Hainan Simcere and Shandong Simcere, being located in one of the Special Economic Zones and Economic and Technological Development Zones, respectively, were entitled to a reduced income tax rate of 15%. Further, Shanghai Simcere was located in KangQiao Industrial Area and was granted a reduced income tax rate of 15% for 2007 by the local taxing authority. In May 2009, Shanghai Simcere obtained approval from local tax authority and was entitled to the transitional tax rates retroactively from 2008.
     Hainan Simcere, Nanjing Simcere and Nanjing Tung Chit completed their two-year full income tax exemption in 2007 while Shandong Simcere completed its two-year full income tax exemption in 2008. As a result of these preferential tax treatments and other local tax incentives, our effective income tax rates were 4.1%, 11.5% and 9.4% in 2007, 2008 and 2009 respectively.
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
     Under the new CIT law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise”, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC income tax. It is also unclear whether, if we are considered a PRC “resident enterprise”, holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other jurisdictions.
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
Acquisitions
     On January 1, 2009, FASB ASC 805, Business Combinations, issued by the FASB was adopted which changes the way in which the acquisition method is to be applied in a business combination and also changes the way assets and liabilities are recognized in purchase accounting on a prospective basis. The acquisition method of accounting requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values with limited exceptions. We recognized all contractual contingencies and any noncontractual contingencies that are more-likely-than-not give rise to an asset or liability at fair value on the acquisition date. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recognized as goodwill. Transaction costs and costs to restructure the acquired company are expensed as incurred. If we determine the asset acquired does not meet the definition of a business under the acquisition method of accounting, the transaction will be accounted for as an acquisition of assets rather than a business combination, and therefore, no goodwill will be recognized. The fair value of intangible assets, including acquired IPR&D, is based on significant judgments made by us. Amounts allocated to acquired IPR&D are capitalized and accounted for similar to indefinite-lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, we will make a separate determination as to the then useful life of the asset and begin amortization. The valuations and useful life assumptions are based on information available near the acquisition date and are based on expectations and assumptions that are deemed reasonable by us. The judgments made in determining estimated fair values assigned to assets acquired and liabilities assumed, as well as asset lives, can materially affect our results of operations.
Allowance for Doubtful Accounts
     We grant credit to a portion of our customers in the normal course of business depending on the customers’ credit worthiness and the type of products we sell to them, although we require some customers to make payment prior to shipment. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the allowance by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. In the event that we believe a trade receivable will become uncollectible, we record additional provision to increase the allowance for doubtful accounts. The accounting effect of this entry is a charge to income. We believe our allowance to doubtful accounts is sufficient to reflect the recoverability of our accounts receivable. If our business grows, we expect our accounts receivable balance to increase, as could our allowance for doubtful accounts. If the financial condition of our customers deteriorates, our uncollectible accounts receivable could exceed our current or future allowances. See “—Revenues.” Our accounts and bills receivables decreased as compared to December 31, 2008 were mainly due to the increased bills receivables factored to the financial institutions.
     The following table presents the movement of allowance for doubtful accounts in 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	$
	(in thousands)
Beginning allowance for doubtful accounts	6,834	6,635	6,995	1,025
Additions charged to bad debt expense	1,203	1,576	101	15
Write-off of accounts receivable	(1,402)	(1,216)	(347)	(51)

Ending allowance for doubtful accounts	6,635	6,995	6,749	989

Inventories
     We value our finished goods inventory at the lower of cost, which consists of the cost of direct labor and raw materials as well as allocation of variable and fixed production overheads, and market value. Variable production overheads are allocated to each unit of production based on the actual use of the production facilities and fixed production overheads are allocated to the cost of conversion based on the normal capacity of the production facilities. We determine normal capacity as being a reasonable level of production volume supported by sufficient customer demand without any abnormal equipment downtime due to shortages of materials and labor. Expenses relating to abnormal levels of idle or excess facilities, spoilage and similar costs are expensed as incurred. In 2007, 2008 and 2009, we did not incur any significant abnormal amounts of idle facility expenses or spoilage as our manufacturing facilities were operating at normal capacity. Our inventory as of December 31, 2009 increased as compared to December 31, 2008 was primarily contributed by the acquisition of Jiangsu Yanshen.
     We write down the cost of inventory that we specifically identify and consider as obsolete. Finished goods inventory is considered obsolete when it has less than six months of remaining shelf life. Our raw materials and packaging materials are not subject to significant risk of obsolescence. We manage our inventory level based on our estimates of future demand within a specific time period, generally three months or less based on existing customer orders and, to a limited extent, forecasted customer orders. Given our manufacturing plan is primarily based on existing customer orders, we have recorded minimal inventory write-downs in the past. Our inventory write-downs for 2007, 2008 and 2009 were RMB3.2 million, RMB3.0 million and RMB2.9 million ($0.4 million), respectively.

Depreciation and Amortization
     Our long-lived assets include property, plant and equipment, intangible assets such as customer relationships, developed technology and product trademarks, manufacturing licenses, IPR&D and goodwill.
     Except for goodwill and IPR&D, we depreciate and amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property, plant and equipment (including the salvage values) and intangibles, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. We estimate the useful lives at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives and salvage values in 2007, 2008 and 2009.
Impairment of Long-Lived Assets and Goodwill
     As of December 31, 2009, our intangible assets primarily consisted of developed technology and IPR&D that we acquired in connection with our acquisitions of 100% equity interest in Shandong Simcere, 51.0% equity interest in Jilin Boda, 85.7% equity interest in Nanjing Tung Chit, 70.0% equity interest in Simcere Zhong Ren and 52.5% equity interest in Jiangsu Yanshen during the period from 2006 to 2009.
     The developed technology acquired in connection with our acquisitions represents the right to use, manufacture, market and sell patented and generic pharmaceuticals. These pharmaceuticals include the anti-cancer drug, Endu, the edaravone injection, Yidasheng, the nedaplatin injection, Jiebaishu, 5-FU sustained release implant, Sinofuan and influenza vaccine. We estimated the fair value of the developed technology based on an income approach. Under this approach, fair value of an asset is determined based on the present value of projected future net cash flows associated with the use of the asset. The most significant estimates and assumptions inherent in the income approach when we valued the developed technology include: the growth rate of our revenue from sales; the earnings before interest and tax, or EBIT, margin derived from sales; the discount rate selected to measure the risks inherent in future cash flows; and our assessment of the product life cycle. We also considered competitive trends influencing the sales, including consideration of any technical, legal, regulatory, and economic barriers to entry. Any material change in any of the key assumptions would affect the fair value of the developed technology which would have an offsetting effect on the amount of goodwill recognized from the acquisitions. Future events, such as market acceptance, introduction of superior pharmaceuticals by our competitors, regulatory actions, safety concerns as to our pharmaceuticals, and challenges to and infringement of our intellectual property rights, could result in write-downs of the carrying value of the developed technology. We estimated the economic useful life of the developed technology by taking into consideration the remaining protection period of the underlying pharmaceuticals’ patent rights in China and the expected competitive trend in the PRC market. We adopted a straight-line method of amortization for the developed technology as the pattern in which its economic benefits are used up cannot be reliably determined. Material changes in any of our key assumptions would affect the fair value of our developed technology.
     For IPR&D, the fair value was determined using an income approach, through which fair value is estimated based on each asset’s probability adjusted future net cash flows, which reflect the different stages of development of each product and the associated probability of successful completion. The net cash flows are then discounted to present value using an appropriate discount rate.
     We evaluate long-lived assets, including property, plant and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. We recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We determine fair value based on either market quotes, if available, or discounted cash flows using a discount rate commensurate with the risk inherent in our current business model for the specific asset being valued. Major factors that influence our cash flow analysis are our estimates for future revenue and expenses associated with the use of the asset. No long-lived assets or asset groups held and used were tested for impairment in 2008 and 2009 and no impairment charge was recognized for the years ended December 31, 2007, 2008 and 2009.
     We evaluate IPR&D for impairment at least annually or whenever impairment indicators are present. The impairment test consists of a comparison of the fair value of the IPR&D with its carrying amount. For impairment testing purposes, we combine IPR&D if they operate as a single asset and are essentially inseparable. If the fair value is less than the carrying amount, we recognize an impairment loss is recognized based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. Our IPR&D balance as of December 31, 2009 primarily related to our acquisition of a 52.5% equity interest in Jiangsu Yanshen in 2009.
     We evaluate goodwill at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired. We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level at the end of each year. A reporting unit is an operating segment or one level below an operating segment (referred to as a “component”). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. When two or more components of an operating segment have similar economic characteristics, the components shall be aggregated and deemed a single reporting unit. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if the segment comprises only a single component.
     For the year ended December 31, 2008, we determined that our group was the reporting unit for the purposes of goodwill impairment testing. We used our company’s market capitalization based on the quoted market price of our ordinary shares in determining the fair value of our group.
     Following the acquisition of Jiangsu Yanshen in 2009, we evaluated and determined that there are two reporting units: pharmaceutical unit and vaccines unit for goodwill impairment testing. For the year ended December 31, 2009, we used a discounted cash flow analysis to determine the fair value of our reporting units.
     The first step of the impairment test involves comparing the fair value of each of our reporting units with their respective carrying amounts, including allocated goodwill. Secondly, if the carrying amount of a reporting unit exceeds its fair value, we then recognize an impairment loss for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. We determine the implied fair value of goodwill by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.
     The determination of fair value of the reporting units and assets and liabilities within the reporting units required us to make significant estimates and assumptions. The estimates and assumptions primarily include, but are not limited to, revenue growth rates, gross margin percentages, earning before depreciation and amortization, projected working capital needs, capital expenditures forecasts, discount rates and terminal growth rates. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates. To determine fair value, we discount the expected cash flows of each reporting unit. The discount rate used represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting units operations and the rate of return an outside investor would expect to earn. To estimate cash flows beyond the final year of its model, we use a terminal value approach. Under this approach, we use the estimated cash flows in the final year of its models and apply a perpetuity growth assumption and discount the relative cash flows by a perpetuity discount factor to determine the terminal value. We incorporate the present value of the resulting terminal value into our estimate of fair value.

     In connection with the acquisition of Jiangsu Yanshen, a contingency existed at 2009 year end that related to the SFDA investigation of the quality issue of rabies vaccines manufactured and sold by Jiangsu Yanshen prior to our acquisition. See “Item 5. Operating and Financial Review and Prospects—Acquisitions”. Given the resolution of such contingency subsequent to year end, there was an indication that the fair value of the reporting unit was below its carrying amount as of year end.
     Therefore, we performed impairment testing of goodwill of the vaccines reporting unit as of December 31, 2009.
     Based on such impairment testing, the carrying amount of the vaccine reporting unit as of December 31, 2009 was greater than the fair value of the vaccine reporting unit, and the carrying amount of the vaccine reporting unit goodwill as of December 31, 2009 exceeded the implied fair value of that goodwill. As a result, we determined that our goodwill associated with the vaccine reporting unit was impaired at December 31, 2009 and we recognized a goodwill impairment charge of RMB76.4 million (US$11.2 million) as of December 31, 2009 to reduce the vaccine reporting unit goodwill to its implied fair value.
     As of December 31, 2008 and 2009, our goodwill balance was RMB178.2 million and RMB309.9 million ($45.4 million), respectively. Our goodwill balance as of December 31, 2009 primarily related to our acquisition of an 80% equity interest in Shandong Simcere in 2006 and our acquisition of a 52.5% equity interest in Jiangsu Yanshen in 2009.
Share-based Compensation
     We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize that cost in our consolidated statements of income over the period during which an employee is required to provide service in exchange for the award.
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
     For the years ended December 31, 2007, 2008 and 2009, 1,045,000, 500,000 and nil share options were granted under our 2006 Share Incentive Plan.
     The assumptions used in determining the fair value of the share options granted on each respective date are, shown at their weighted average values, as follows:

	Year ended December 31,
	2007	2008
Valuation assumptions
Expected term (in years)	5.5	5.19-5.35
Expected volatility	40%	59%-74%
Expected dividend	0%	0%
Risk-free rate	5.11%	1.54%-3.69%
     For the purpose of determining the estimated fair value of our share options granted in 2007, we believe expected volatility and estimated share price of our ordinary shares are the most sensitive assumptions since we were a privately held company at the time we granted our options. Changes in the volatility assumption and the estimated share price of our ordinary shares could significantly impact the estimated fair values of the options calculated by the Black-Scholes option pricing model. Expected volatility is estimated based upon the latest five-year average volatility of six guideline companies listed in the United States with similar business as ours, all of which had been trading for at least five years. Guideline companies were used because we did not have a trading history at the time the options were issued and prior to having sufficient share price history to calculate our own historical volatility, we believe that the average volatility of the guideline companies is a reasonable benchmark to use in estimating the expected volatility of our ordinary shares. For options granted in 2008, we used the historical volatility of our shares to estimate the expected volatility.

Income tax uncertainties and realization of deferred tax assets
     Our income tax provision, related deferred tax assets and deferred tax liabilities are recognized and measured based on actual and expected future income, PRC statutory income tax rates, PRC tax regulations and tax planning strategies. Significant judgment is required in interpreting tax regulations in the PRC, evaluating uncertain tax positions, and assessing the likelihood of realizing deferred tax assets. Actual results could differ materially from those judgments, and such actual results or any subsequent changes in judgments could materially affect our consolidated financial statements.
     At December 31, 2008 and 2009, we had total gross deferred tax assets of RMB35.6 million and RMB86.7 million ($12.7 million), respectively. We record a valuation allowance to reduce our deferred tax assets if, based on the weight of available evidence, we believe expected future taxable income is more likely than not that all or some portion of the asset will not be realized by sufficient taxable income in the period necessary to utilize the benefit of the deferred tax asset. We evaluate the level of our valuation allowances quarterly, and more frequently if actual operating results differ significantly from forecasted results. At December 31, 2008 and 2009, our deferred tax asset valuation allowances were RMB24.5 million and RMB33.6 million ($4.9 million), respectively. Our valuation allowances were increased/(decreased) by RMB15.6 million, RMB1.6 million and RMB9.1 million ($1.3 million) in 2007, 2008, and 2009, respectively, for changes in estimates regarding the realization of our deferred tax assets.
     We determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based solely on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, it is presumed that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. A recognized income tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. The tax positions are regularly reevaluated based on the results of the examination of income tax filings, statute of limitation expirations and changes in tax law that would either increase or decrease the technical merits of a position relative to the more-likely-than-not recognition threshold.
     In the normal course of business, we are regularly audited by the PRC tax authorities. The settlement of any particular issue with the relevant taxing authority could have a material impact on our consolidated financial statements.
Results of Operations
     The following table sets forth a summary of our consolidated statements of income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2007		2008		2009
		% of Total		% of Total		% of Total
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(in thousands, except percentages)
Revenue	1,368,748	100.0	1,741,143	100.0	1,857,071	100.0
Cost of materials and production	(241,081)	(17.6)	(320,882)	(18.4)	(320,945)	17.3

Gross profit	1,127,667	82.4	1,420,261	81.6	1,536,126	82.7
Operating expenses:
Research and development expenses	(68,295)	(4.9)	(86,089)	(4.9)	(132,981)	(7.2)
Sales, marketing and distribution expenses	(634,449)	(46.4)	(782,960)	(45.0)	(1,002,419)	(53.9)
General and administrative expenses	(161,061)	(11.8)	(194,233)	(11.2)	(222,118)	(12.0)
Impairment loss on goodwill	—	—	—	—	(76,398)	(4.1)

Total operating expenses	(863,805)	(63.1)	(1,063,282)	(61.1)	(1,433,916)	(77.2)

Income from operations	263,862	19.3	356,979	20.5	102,210	5.5
Interest income	24,361	1.8	34,302	2.0	8,861	0.5
Interest expense	(6,346)	(0.5)	(4,693)	(0.3)	(12,126)	(0.7)
Foreign currency exchange gains, net	24,670	1.8	39,879	2.3	382	0.0
Other income (1)	20,526	1.5	1,104	0.1	2,971	0.2
Equity in losses of equity method affiliated companies	—	—	—	—	(56,532)	(3.0)

Earnings before income taxes	327,073	23.9	427,571	24.6	45,766	2.5
Income tax expense	(13,527)	(1.0)	(49,285)	(2.8)	(16,897)	(0.9)

Net income	313,546	22.9	378,286	21.8	28,869	1.6
Less: net income attributable to the noncontrolling interest	(12,285)	(0.9)	(28,135)	(1.7)	(2,441)	(0.2)

Net income attributable to Simcere Pharmaceutical Group (1)(2)	301,261	22.0	350,151	20.1	26,428	1.4

(1)	In 2007, 2008 and 2009, other income included the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering.

(2)	Certain of our PRC operating subsidiaries were entitled to a tax holiday. The effect of the tax holiday increase our net income for 2006, 2007, 2008 and 2009 by RMB38.8 million, RMB62.9 million, RMB55.7 million and RMB23.5 million ($3.4 million) respectively, or RMB0.42, RMB0.54, RMB0.45 and RMB0.20 ($0.03) on the per share basis, respectively. Prior to 2006, none of our PRC operating subsidiaries were entitled to the tax holiday.
Comparison of Years Ended December 31, 2008 and December 31, 2009
     Revenue. Our revenue includes product revenues and other revenue. Product revenues represent our revenues from the sales of our products, less VAT. Other revenue primarily represents refund of a portion of the VAT paid. Our revenues increased by 6.7% to RMB1,857.1 million ($272.1 million) in 2009 from RMB1741.1 million in 2008. This increase was primarily due to the increase in the sales of Bicun, Yidasheng, Sinofuan and H1N1 vaccine. Revenues from Bicun increased to RMB619.3 million ($90.7 million) in 2009, representing 33.3% of our revenues, from RMB570.6 million in 2008, or 32.8% of our revenues. Revenues from Yidasheng increased to RMB126.0 million ($18.5 million) in 2009, representing 6.8% of our revenues, from RMB80.6 million in 2008, or

4.6% of our revenues. Revenues from Sinofuan increased to RMB126.3 million ($18.5 million) in 2009, representing 6.8% of our revenues, from RMB41.4 million ($6.1 million) in 2008, or 2.4% of our revenues. Revenues from H1N1 vaccine contributed RMB41.0 million ($6.0) to our revenues in 2009. The increase in sales of Bicun resulted from the continued expansion of our promotion network. The significant increase in sales of Yidasheng resulted from the successful marketing strategy as well as the price reduction. The significant increase in sales of Sinofuan was due to the leveraging our extensive distribution channels across China and our initial investment and efforts in its marketing and promotions.
     Gross Profit and Gross Margin. Our gross profit increased by 8.2% to RMB1,536.1 million ($225.0 million) in 2009 from RMB1,420.3 million in 2008. Our gross margin increased to 82.7% in 2009 from 81.6% in 2008. The increase in gross profit and gross margin was due primarily to the increase in sales of Bicun, Yidasheng, Sinofuan and H1N1 vaccine as a percentage of our revenues, as these products have relatively high gross profits as compared to our other major products and the cessation of the resale of generic drugs for other pharmaceutical companies.
     Operating Expenses. Our operating expenses increased by 34.9% to RMB1,433.9 million ($210.1 million) in 2009 from RMB1,063.3 million in 2008. Operating expenses as a percentage of our revenues increased to 77.2% in 2009 from 61.1% in 2008.
•	Research and Development Expenses. Our research and development expenses increased to RMB133.0 million ($19.5 million) in 2009 from RMB86.1 million in 2008. Research and development expenses as percentage of our revenues increased to 7.2% in 2009 from 4.9% in 2008. The increase was primarily due to the launch of new research and development projects and increased research and development headcount as a result of the our continued expansion of its research and development activities.

•	Sales, Marketing and Distribution Expenses. Our sales, marketing and distribution expenses increased by 28.0% to RMB1,002.4 million ($146.9 million) in 2009 from RMB783.0 million in 2008. The increase was mainly attributable to the increased marketing service fees paid to professional marketing companies for the promotion of our products. Sales, marketing and distribution expenses as a percentage of our revenues increased to 53.9% in 2009 from 45.0% in 2008.

•	General and Administrative Expenses. Our general and administrative expenses increased by 14.4% to RMB222.1 million ($32.5 million) in 2009 from RMB194.2 million in 2008. The increase was primarily related to depreciation expenses and staff costs. General and administrative expenses as a percentage of our revenues increased to 12.0% in 2009 from 11.2% in 2008.
     Interest Income. Our interest income decreased to RMB8.9 million ($1.3 million) in 2009 from RMB34.3 million in 2008. This decrease was due to the decreased average balance of our held-to-maturity investment securities and cash and cash equivalents.
     Interest Expense. Our interest expense increased by 158.4% to RMB12.1 million ($1.8 million) in 2009 from RMB4.7 million in 2008. This increase was primarily due to the increase in factoring discounts in respect of bills receivables sold to the financial institutions.
     Foreign Currency Exchange Gains, Net. Our foreign currency exchange gains totaled RMB0.4 million ($0.06 million) in 2009 which represent unrealized gains resulting from the translation of U.S. dollar denominated intercompany loans to our PRC subsidiaries that were converted to Renminbi and realized gains resulting from the repayment of the above mentioned U.S. dollar denominated intercompany loans by our PRC subsidiaries. As these intercompany loans are not considered long-term investment in nature and given the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gains or losses arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while gains and losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income.

     Other Income. We had other income of RMB3.0 million ($0.4 million) in 2009 compared to RMB1.1 million in 2008 which represents an incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering and government subsidies.
     Equity in Losses of Equity Method Affiliated Companies. Our equity in losses of equity method affiliated companies in 2009 mainly represents the remeasurement loss of the previously held equity interest in Jiangsu Yanshen amounting to RMB55.6 million ($8.1 million).
     Income Tax Expense. Income tax expense decreased to RMB16.9 million ($2.5 million) in 2009 from RMB49.3 million in 2008. Our effective income tax rates in 2008 and 2009 were 11.5% and 36.9%, respectively. The increase in our effective income tax rate was due primarily to the non-deductible impairment loss of goodwill and non-deductible remeasurement loss of the previously held equity interest in Jiangsu Yanshen of RMB76.4 million ($11.2 million) and RMB55.6 million ($8.1 million) respectively.
     Noncontrolling Interests. Noncontrolling interests decreased to RMB2.4 million ($0.4 million) in 2009 from RMB28.1 million in 2008. The decrease primarily due to the noncontrolling interests’ share of the goodwill impairment charge offset by the noncontrolling interests’ share of post acquisition profit of Jilin Boda.
     Net Income Attributable to Simcere Pharmaceutical Group. As a result of the foregoing, our net income decreased by 92.5% to RMB26.4 million ($3.9 million), or RMB0.23 ($0.03) per share, in 2009 from RMB350.2 million, or RMB2.8 per share, in 2008, while net margin decreased to 1.4% in 2009 from 20.1% in 2008.
Comparison of Years Ended December 31, 2007 and December 31, 2008
     Revenue. Our revenue includes product revenues and other revenue. Product revenues represent our revenues from the sales of our products, less VAT. Other revenue primarily represents refund of a portion of the VAT paid. Our revenues increased by 27.2% to RMB1,741.1 million in 2008 from RMB1,368.7 million in 2007. This increase was primarily due to the increase in the sales of Bicun, Yidasheng, Sinofuan and Endu. Revenues from Bicun increased to RMB570.6 million in 2008, representing 32.8% of our revenues, from RMB426.2 million in 2007, or 31.1% of our revenues. Revenues from Yidasheng increased to RMB80.6 million in 2008, representing 4.6% of our revenues, from RMB17.2 million in 2007, or 1.3% of our revenues. Revenues from Sinofuan increased to RMB41.4 million in 2008, representing 2.4% of our revenues. Revenues from Endu increased to RMB239.4 million in 2008, representing 13.7% of our revenues, from RMB216.2 million in 2007, or 15.8%. The significant increases in sales of Endu and Bicun were resulted from the implementation of our strategy of focusing on marking and sales of innovative pharmaceuticals such as Endu and first-to-market generic pharmaceuticals such as Bicun.
     Gross Profit and Gross Margin. Our gross profit increased by 25.9% to RMB1,420.3 million in 2008 from RMB1,127.7 million in 2007. Our gross margin decreased to 81.6% in 2008 from 82.4% in 2007. This increase in gross profit was due primarily to the increase in the sales of Bicun, Yidasheng, Sinofuan and Endu as a percentage of our revenues, as these products have relatively high gross profits as compared to our other major products. The decrease of gross margin was due primarily to the resale of generic drugs for other pharmaceutical companies at a relatively lower margin in third quarter of 2008. Since we only acted as a distributor for these drugs manufactured by other pharmaceutical companies. These resale activities have been ceased since then.
     Operating Expenses. Our operating expenses increased by 23.1% to RMB1,063.3 million in 2008 from 863.8 million in 2007. Operating expenses as a percentage of our revenues decreased to 61.1% in 2008 from 63.1% in 2007.
•	Research and Development Expenses. Our research and development expenses increased to RMB86.1 million in 2008 from RMB68.3 million in 2007. The increase was primarily due to the increased staff costs associated with the Phase IV clinical trials and research of Endu and the increased activity level of our research and development team. Research and development expenses as a percentage of our revenues remained comparable between intervening years.

•	Sales, Marketing and Distribution Expenses. Our sales, marketing and distribution expenses increased by 23.4% to RMB783.0 million in 2008 from RMB634.4 million in 2007. The increase was mainly attributable to the increased marketing service fees paid to professional marketing companies for the promotion of our products. Sales, marketing and distribution expenses as a percentage of our revenues decreased to 45.0% in 2008 from 46.4% in 2007. This decrease was due primarily to improved economies of scale associated with the expansion of our operations.

•	General and Administrative Expenses. Our general and administrative expenses increased by 20.6% to RMB194.2 million in 2008 from RMB161.1 million in 2007. This increase was primarily related to staff costs, expense related to professional service fees associated with being a public company since April 2007. General and administrative expenses as a percentage of our revenues decreased to 11.2% in 2008 from 11.8% in 2007.
     Interest Income. Our interest income increased to RMB34.3 million in 2008 from RMB24.4 million in 2007. This increase was due to the increased average balance of our cash and cash equivalents and short-term investments following the completion of our initial public offering in April 2007.
     Interest Expense. Our interest expense decreased by 26.0% to RMB4.7 million in 2008 from RMB6.3 million in 2007. This decrease was due to the repayment of short-term bank loans in 2007.
     Foreign Currency Exchange Gains, Net. Our foreign currency exchange gains totaled RMB39.9 million in 2008 which represent unrealized gains resulting from the translation of U.S. dollar denominated intercompany loans to our PRC subsidiaries that were converted to Renminbi and realized gains resulting from the repayment of the above mentioned U.S. dollar denominated intercompany loans by our PRC subsidiaries. As these intercompany loans are not considered long-term investment in nature and given the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gains or losses arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while gains and losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income.
     Other Income. We had other income of RMB1.1 million in 2008 compare to RMB20.5 million in 2007 which represents an incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering.
     Income Tax Expense. Income tax expense increased to RMB49.3 million in 2008 from RMB13.5 million in 2007. Our effective income tax rates in 2007 and 2008 were 4.1% and 11.5%, respectively. The increases in our income tax expense and our effective income tax rate was due primarily to the expiration of the two-year full income tax exemption portion of the 2+3 tax holidays enjoyed by three of our PRC operating subsidiaries in 2007.
     Noncontrolling Interests. Noncontrolling interests increased to RMB28.1 million in 2008 from RMB12.3 million in 2007. It primarily represented the noncontrolling share of the profits of Shandong Simcere, Jilin Boda and Simcere Zhong Ren. The increase was due primarily to the acquisition of Jilin Boda in October 2007 and Simcere Zhong Ren in April 2008.
     Net Income Attributable to Simcere Pharmaceutical Group. As a result of the foregoing, our net income increased by 16.2% to RMB350.2 million, or RMB2.80 per share, in 2008 from RMB301.3 million, or RMB2.56 per share, in 2007, while net margin decreased to 20.1% in 2008 from 22.0% in 2007. The effect of the 100% tax exemption enjoyed by our PRC operating subsidiaries increased our net income by RMB48.8 million, or RMB0.39 per share in 2008 and RMB62.9 million, or RMB0.54 per share in 2007.

B. Liquidity and Capital Resources
Liquidity and Capital Resources
     Following is a summary of our net cash flows for the years indicated:

	Year Ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	$
		(in thousands)
Net cash provided by operating activities	150,415	147,158	456,964	66,946
Net cash (used in)/provided by investing activities	(668,910)	252,668	(457,672)	(67,049)
Net cash provided by/(used in) financing activities	911,319	(88,846)	(369,735)	(54,167)
Effect of exchange rate changes on cash and cash equivalents	(1,499)	4,482	117	17
Net increase/ (decrease) in cash and cash equivalents	391,325	315,462	(370,326)	(54,253)
Cash and cash equivalents at beginning of year	106,027	497,352	812,814	119,078
Cash and cash equivalents at end of year	497,352	812,814	442,488	64,825
     As of December 31, 2008 and 2009, we had RMB812.8 million and RMB442.5 million ($64.8 million) in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand, cash deposited in banks and interest-bearing savings accounts. The decrease in cash and cash equivalents was primarily due to the acquisition of Jiangsu Yanshen and Shanghai Celgen and the repurchase of our ordinary shares, partially offset by the effect due to the timing of cash receipts and payments in the ordinary course of our business.
     Operating Activities
     Net cash provided by operating activities increased by 211.0% to RMB457.0 million ($66.9 million) in 2009 from RMB147.2 million in 2008. This increase was due primarily to the increased sale of our bills receivable with recourse to third party financial institutions and the increase in issuance of bills by our subsidiaries for inventory purchases. In order to manage our liquidity and maintain our accounts receivable turnover days at a reasonable level, we sold more bills receivable to financial institutions during 2009.
     Net cash provided by operating activities decreased by 2.2% to RMB147.2 million in 2008 from RMB150.4 million in 2007. This decrease was due primarily to a slower rate of cash collections from our customers. This was because more customers chose to make payments with bills receivable instead of cash. Bills receivable are short-term notes receivable issued primarily by a financial institution that entitle us to receive the full face amount at maturity, which generally ranges from three to six months from the date of issuance. Although the increased use of bills receivable by our customers has an adverse impact on the timing of our cash inflows from operating activities, it significantly reduces our credit risk exposure. As our business continues to expand, we expect more customers to make payments with bills receivable instead of cash. The net decrease in cash provided by operating activities was also due to the decrease in other payable and accrued liabilities as a result of faster processing of sales and marketing expenses by sales agents and employees in 2008 compared to 2007.
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

     Investing Activities
     Net cash used in investing activities of RMB457.7 million ($67.0 million) during 2009, mainly for the payment of the acquisitions of the 52.5% equity interest in Jiangsu Yanshen of RMB175.1 million ($25.6 million) and an approximately 35% equity interest in Shanghai Celgen of RMB110.0 million ($16.1 million) and for the purchase of property, plant and equipment of RMB121.5 million ($17.8 million).
     Net cash provided by investing activities of RMB252.7 million during 2008, mainly from the maturity of held-to-maturity investment securities investments of RMB470.0 million, partially offset by payment for the acquisition of the 70% equity interest in Simcere Zhong Ren of RMB62.4 million and for the purchases of property, plant and equipment of RMB117.5 million.
     Financing Activities
     Net cash used in financing activities of RMB369.7 million ($54.2 million) during 2009, primarily for the repurchase of our ordinary shares of RMB336.7 million ($49.3 million) and for the purchase of the 10% noncontrolling interest in Shandong Simcere of RMB30.1 million ($4.4 million).
     Net cash used in financing activities of RMB88.8 million during 2008, primarily for the repurchase of our ordinary shares of RMB76.9 million and repayment of short-term borrowings of RMB17.0 million.
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
Capital expenditures
     In 2007, 2008 and 2009, our capital expenditures totaled RMB98.6 million, RMB136.8 million and RMB142.0 million ($20.8 million), respectively. In past years, our capital expenditures consisted primarily of the costs of obtaining land use rights and the purchases of property, plant and equipment and our research and development facilities. We estimate that our capital expenditures in 2010 will be approximately RMB212.0 million ($31.1 million), which we will use mainly for the research and development equipment purchase and facility expansion in Jiangsu Province and Shanghai, the construction of an office building in Shanghai. We expect to use cash generated by operating activities and our cash in hand to pay for our capital expenditures in 2010.
Recently Issued Accounting Pronouncements
     On January 1, 2008, we adopted the provisions of FASB Statement No. 157, Fair Value Measurements, included in FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

     On January 1, 2009, we adopted the provisions of ASC 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.
     In December 2007, the FASB issued SFAS No. 141R, Business Combinations (codified as FASB ASC 805, Business Combinations). ASC 805 modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed, and noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, ASC Topic 805 requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent acquired assets and liabilities, as well as contingent consideration, to be recognized at fair value. ASC 805 is applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009 and we accounted for the acquisition of Jiangsu Yanshen in 2009 under ASC 805.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51 (codified as FASB ASC 810, Consolidation). ASC 810 establishes accounting and reporting standards for the treatment of noncontrolling interests in a subsidiary. Noncontrolling interests in a subsidiary will be reported as a component of equity in the consolidated financial statements and any retained noncontrolling equity investment upon deconsolidation of a subsidiary will initially be measured at fair value. ASC 810 is effective, on a prospective basis, for fiscal years beginning on or after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. We adopted the provisions of ASC 810 on January 1, 2009. We classified earnings attributable to noncontrolling interest (previously referred to as “minority interest”) as part of consolidated net income and to include the accumulated amount of noncontrolling interests as part of shareholders’ equity. We also classified payments for acquisition of additional noncontrolling interests as financing activities in the consolidated statements of cash flows. Other than the change in presentation of noncontrolling interest, the adoption of ASC Subtopic 810 had no impact on our financial condition, results of operations or cash flows.
     In December 2007, the FASB issued Emerging Issues Task Force, or EITF, No. 07-1, “Accounting for Collaborative Arrangements” (codified as FASB ASC 808, Collaborative Arrangements). ASC 808 establishes reporting requirements regarding financial statement presentation and disclosure of collaborative arrangements, which includes arrangements entered into regarding development and commercialization of products. It requires certain transactions between collaborators to be recorded in the statements of income on either a gross or net basis when certain characteristics exist in the collaborative relationship. ASC 808 became effective for us on January 1, 2009. The initial adoption of ASC 808 did not have a significant impact on our financial position and results of operations.
C. Research and Development, Patents and Licenses, etc.
Our Strategy
     We aim to balance our research and development efforts between the development of first-to-market generic pharmaceuticals and innovative pharmaceuticals. We perform thorough market analysis before commencing a research and development project to determine whether the pharmaceutical is commercially viable, is able to achieve widespread acceptance in the marketplace, and for new generic pharmaceuticals, whether such generic pharmaceutical will be the first generic version on the market. We focus our research and development efforts on pharmaceuticals used to treat diseases with a high incidence and/or mortality rate that, at the same time, lack effective pharmacotherapy, such as cancer, cerebrovascular diseases, strokes, rheumatoid arthritis and infectious diseases. Our vaccine research is also focused on diseases with high incidence of occurrences. We believe such research and development strategy will lead to the development of products that have a high potential for commercialization and can maximize our growth rate and profit margins. In addition, we will continue to enhance our existing portfolio of pharmaceuticals by improving their convenience (such as the reduction in the frequency of administering medicines) and/or their therapeutic benefits. Our research and development team also assists our production department in resolving technical issues and improving manufacturing processes and techniques.

Our Capability
     As of March 31, 2010, we had 292 research staff, 154 of which held master’s degrees and 48 of which held Ph.D. degrees, within which ,13 staff members with Western training/working experience. Our research and development activities are primarily conducted by our operating subsidiary in China, Simcere Research, located in Nanjing, Jiangsu Province. See “Item 4. Information of the Company—B. Business Overview— Our Products—Our Innovative Pharmaceutical Endu (Recombinant Human Endostatin Injection)” for more information as to our anti-cancer research and development activities. We have several technology platforms and are capable of conducting research on both chemical pharmaceuticals and biopharmaceuticals. We have also established a post-doctoral research program in December 2003 through our research facility in Nanjing, where we offer post-doctoral researchers the opportunity to conduct innovative research and development projects under the guidance of our internal and external research scientists. We believe our post-doctoral program provides us with a means to attract top academic talent to join our company. As of December 31, 2009, we had 9 post-doctoral researchers participating in this program.
Collaborative Research
     Our subsidiary Jilin Boda, which we acquired in October 2007, has entered into a licensing agreement in September 2005 with Jilin Medical Research Institute for the rights to use, manufacture and sell Polaprezinc APIs and granules which are new medications for the treatment of gastric ulcer. Under the terms of the agreement, Jilin Medical Research Institute agreed to complete the application for the new medicine certificates and obtain the relevant production approvals, which we currently expect to be completed before June 30, 2010. As of March 31, 2010, Jilin Boda has paid an aggregate of RMB2.4 million of the total contractual amounts of RMB2.7 million. The remaining will be paid upon the approval of the new medicine certificates and when the production approvals are obtained. However, if such production approvals are not obtained, Jilin Boda will be entitled to the return of the already paid amount.
     Our subsidiary Jilin Boda also entered into a licensing agreement for Qiyetongmai capsule, a new anti-stroke pharmaceutical, with Jilin Province TCM Engineering Research Center in June 2007. Qiyetongmai capsule is a new drug used in the therapy of stroke. Under the terms of the agreement, Jilin Province TCM Engineering Research Center is to transfer the patents and the rights to use, manufacture and sell Qiyetongmai capsules and its API. Jilin Province TCM Engineering Research Center has also agreed under the agreement to complete the application for new medicine certificate and obtain the relevant production approvals before July 1, 2010. Amount to be paid under the agreement is RMB6.5 million. As of March 31, 2010, Jilin Boda has paid an aggregate of RMB2.0 million. If Jilin Province TCM Engineering Research Centre fails to perform its obligations under the agreement, Jilin Boda will be entitled to the return of the already paid amount.
     In September 2007, our subsidiary Simcere Research entered into a technology development agreement with China Pharmaceutical University to develop Endu as a long acting pharmaceutical through the PEGylation process. The PEGylated Endu will reduce the number of times in which Endu is required to be administered to once every week or two weeks. Amount to be paid under the agreement is RMB2.9 million and as of March 31, 2010, Simcere Research has paid an aggregate of RMB0.8 million. In addition, Simcere Research has agreed under the agreement to transfer to China Pharmaceutical University 0.5% of the total revenue deriving from the sales of this pharmaceutical every year for three years upon successfully obtaining new medicine certificate. The PEGylated Endu is currently undergoing pre-clinical studies.
     We also entered into an agreement in January 2007 with Advenchen, a pharmaceutical research and development company in the United States as a research partner to engage in the research and development of, clinical studies for, and the commercialization of an anti-cancer pharmaceutical based on a chemical compound owned by Advenchen. Under the terms of the agreement, we agreed to provide research assistance and funding of up to RMB30.0 million of which RMB2.0 million was provided in February 2007. We provided an additional RMB1.0 million upon receiving three successful batches of anti-cancer pharmaceutical samples in July 2007. Another RMB1.0 million was paid upon the launch of the pre-clinical study in July 2008. The remaining RMB26.0 million will be further provided if additional milestones as set forth under the agreement are achieved. In addition, if any government grants are received in relation to this research and development project, we agreed to provide an amount equal to 10.0% of such grant to Advenchen to be used in research activities that are related to the anti-cancer pharmaceutical covered under this agreement, such as the research and development of delivery mechanisms for the anti-cancer pharmaceutical. We also have a right to terminate the agreement if Advenchen cannot successfully obtain a valid invention patent in China for the chemical compound it owns at which point we will terminate any further research and development activities under the agreement, and Advenchen will refund half of the funding already provided to it under the agreement. Pursuant to the agreement, we will be entitled to all intellectual property rights, the right to commercialize and all interests in the anti-cancer pharmaceutical in China, and will share equally with Advenchen the intellectual property rights outside of China. In addition, we will pay Advenchen 3.5% of total revenues from the sales of the anti-cancer pharmaceutical in China, deducting the costs of packing, transportation, advertising and marketing, taxation, discounts and other relevant costs, until the expiration of its patent period, provided that the anti-cancer pharmaceutical is successfully developed and commercialized. We began in 2008 pre-clinical trials of the anti-cancer pharmaceutical under the agreement, including the pharmacodynamics researches on lung cancer, animal pharmacokinetics researches and safety evaluation researches. Such pre-clinical researches were completed by the end of 2009, and we plan to apply with the SFDA for clinical testing in 2010.
     On December 12, 2008, we entered into an agreement to collaborate on the co-development and production of humanized RabMAb ® antibody therapeutics for tumors with Epitomics, Inc., a provider of humanized rabbit monoclonal antibodies for therapeutic use. Under the agreement, we and Epitomics, Inc. will collaborate on pre-clinical and clinical trials, product manufacturing, and product distribution in the international markets. We will have the exclusive production and distribution rights in China. We agreed to pay a total funding of up to $5.0 million (RMB34.1 million) of which $1.0 million (RMB6.8 million) was paid to acquire the license rights of in-process R&D materials in January 2009. The remaining $4.0 million (RMB27.3 million) will be provided at various dates upon the achievement of certain milestones as set forth under the agreement. The pre-clinical researches were completed and we plan to apply with the SFDA for clinical testing at the end of 2010.
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
     Prior to the drug entering Phase I clinical trial in the United States or Europe, we will enjoy 40% of the income derived from the sale, transfer, assignment, license and/or disposition of the drug outside China. After the drug enters Phase I clinical trial in the United States or Europe, we will enjoy 50% of the income derived from the sale, transfer, assignment, license and/or disposition of the drug outside China. However, this is subject to a condition that we are required to share 50% of the related development costs, as defined in the agreement, incurred outside China. Also, we will enjoy 50% of the profit arising from the sales of the drug outside China.
     In August 2009, we established a strategic partnership with Sun Yat-Sen University Cancer Center, a cancer research institution established to research anti-cancer treatments with a specific focus on developing major innovative drugs. Through the strategic partnership, we will cooperate with Sun Yat-Sen University Cancer Center on researching and developing innovative anti-cancer drugs, as well as conducting a joint training program to develop personnel in advanced R&D.
     In October 2009, we entered into an agreement with OSI Pharmaceuticals, Inc., a NASDAQ-listed pharmaceutical company specialized in discovery and development of innovative molecular targeted therapies, to develop, manufacture, and market its KDR/Kit inhibitor OSI-930 in China. Under the agreement, we agreed to provide a fixed amount of funding. A portion of which was paid to acquire the license right of technical know-how, while the remaining will be provided at various dates upon the achievement of certain milestones as set forth under the agreement. OSI-930 is an orally active inhibitor of two clinically validated targets: c-Kit and the vascular endothelial growth factor receptor-2 (VEGFR-2). OSI-930 is designed to target both cancer cell proliferation and blood vessel growth (angiogenesis) in selected tumors. In preclinical studies, OSI-930 shows broad efficacy in tumor models representative of small cell lung cancer, glioblastoma, colorectal, renal, head and neck, non-small cell lung cancer and gastric cancers.
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
     As of May 31, 2010, we had 12 product candidates in various stages of development. Details of the product candidates that we believe have the highest potential for commercialization in the next two or three years are summarized below:

Potential
	Therapeutic Effects and Scope of			Monitoring
Product Candidate	Applications	Status	Patentable	Period
Iguratimod tablets	Treatment of osteoarthritis and rheumatoid arthritis	New drug application	No	5 years

Palonosetron for injection	Nausea and vomiting associated with chemotherapy	New drug application	No	4 years
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
Intellectual Property
     We are committed to the development and protection of our intellectual property portfolio. We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. We own and have applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business. As of May 31, 2010, we held 10 invention patents in China, two invention patents in the United States and one invention patent in Australia. We also held two utility model patents and 29 packaging design patents. In addition, we had 67 pending patent applications in China and 11 pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally.
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
     We rely on trademarks to protect our branded generic pharmaceuticals, which constitute a significant portion of our sales and are not protected by patents. As of March 31, 2010, we maintained 633 trademark registrations in China, including the Chinese characters for Bicun, Zailin, Yingtaiqing, Anqi and Biqi. We have also applied for an additional 92 trademarks. Under PRC law, we have the exclusive right to use a trademark for products and services for which such trademark has been registered with the PRC Trademark Office of the State Administration for Industry and Commerce. Trademark registration is valid for ten years, starting from the day the registration is approved. If we believe that a third party has infringed upon the exclusive right of our registered trademark, we may, through appropriate administrative and civil procedures prescribed, institute proceedings to request the relevant authority for an injunction or to resolve the infringement through consultation. The relevant authority can also impose fines, confiscate or destroy the infringing products or equipment used to manufacture the infringing products.
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
F. Tabular Disclosure of Contractual Obligations
     The following table sets forth our contractual obligations at December 31, 2009:

	Contractual Obligations
	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Short-term borrowings and current portion of long-term debts	76,000	—	—	—	76,000
Interest payments	8,951	8,934	3,681	4,843	26,409
Payable for acquisitions	40,631	—	—	—	40,631
Long-term debts excluding current portion	—	85,085	9,400	28,200	122,685
Liabilities for uncertain tax position	—	21,561	—	—	21,561
Operating lease commitments	1,560	268	6	34	1,868
Research and development projects	5,038	1,000	—	—	6,038
Capital commitments	49,049	—	—	—	49,049
Purchase commitments	8,876	2,133	—	—	11,009

Total	190,105	118,981	13,087	33,077	355,250

Inflation
     In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively.
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
     In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	market acceptance of our products and product candidates;

•	our ability to effectively protect our intellectual property and trade secrets and not infringe on the intellectual property and trade secrets of others;

•	the sufficiency of our existing and future intellectual property right protections;

•	our ability to obtain regulatory approval for products that we develop;

•	our ability to successfully develop and improve products;

•	changes in the healthcare industry in China, including increased availability of funding for medical insurance coverage and the inclusion of additional medicines in the Essential Drug List and Reimbursement List;

•	our ability to manage our expansion of operations;

•	environmental compliance costs and liabilities;

•	competition from other manufacturers of pharmaceutical products;

•	the expected growth for the pharmaceutical industry in China;

•	our ability to obtain permits and licenses to carry on our business; and

•	fluctuations in general economic and business conditions in China.
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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Directors and Executive Officers
     The following table sets forth information regarding our directors and executive officers as of May 31, 2010.

Name	Age	Position/ Title
Jinsheng Ren	48	Chairman of the board of directors and chief executive officer
Guoqiang Lin (1)(3)	66	Independent director
Hongquan Liu (1)(2)(3)	50	Independent director
Gary Siu Kwan Sik (1)(2)	42	Independent director
John Huan Zhao	46	Director
Yehong Zhang	47	President
Jindong Zhou	48	Executive vice president
Xiaojin Yin	51	Senior vice president of research and development
Frank Zhigang Zhao	50	Chief financial officer
Quanfu Feng	45	Vice president and general manager of human resources
Qingsen Li	50	Vice president and general manager of training and development
Jialun Tian	45	Vice president of hospital sales
Xiaohua Yang	44	Vice president of hospital sales
Huaping Fu	45	Vice president of commercial sales

Name	Age	Position/ Title
Peng Wang	51	Chief Scientific Officer
Haibo Qian	47	Secretary to the board of directors and company secretary

(1)	Audit committee members.

(2)	Compensation committee members.

(3)	Corporate governance and nominating committee members.
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
     Professor Guoqiang Lin, an organic chemist, is an independent director of our company. Prof. Lin is the chairman of our corporate governance and nominating committee and a member of our audit committee. Prof. Lin received a bachelor’s degree in Chemistry from Shanghai University of Science and Technology (now Shanghai University) in 1964. He entered the postgraduate program of Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences in 1964 and graduated from it in 1968. Prof. Lin is a researcher for the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences since 1989. He has worked as a visiting scholar in Royal Institute of Sweden, Pittsburgh University of US and SmithKline Pharmaceuticals. Prof. Lin also served as the head of the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences from 1993 to 1999. In addition, he has taught as an adjunct professor at Nankai University and at Fudan University since 1990.
     Mr. Hongquan Liu is an independent director of our company. Mr. Liu is the chairman of our compensation committee and a member of our audit committee and corporate governance and nominating committee. Mr. Liu has more than fifteen years of experience in business and finance. In 2000, he served as the general manager of Wuxi Pharmaceutical Company of Jiangsu CTD Import & Export Co., Ltd. From 1998 to 2000, he was the managing director of Pharmacia Corporation. From 1996 to 1998, he was the chief marketing and business officer of Pharmacia Corporation. From 1995 to 1996, he was the chief financial officer of Pharmacia Corporation. From 1992 to 1995, he was a vice general manager of Sino-Swed Pharmaceutical Corp., Ltd. Mr. Liu received a bachelor’s degree from Shanxi College of Finance and Economics in 1983 and an EMBA degree from China Europe International Business School in 2000. Mr. Liu is also currently the managing director of Sino-Swed Pharmaceutical Corp., Ltd.
     Mr. Gary Siu Kwan Sik is an independent director of our company. Mr. Sik is the chairman of our audit committee and a member of our compensation committee. Mr. Sik has more than fifteen years of experience in investment banking and finance. He has held senior positions with a number of major international investment banks, as well as the Hong Kong operations of the securities and investment banking division of a state-owned PRC bank, responsible for business development and regional business operations. Mr. Sik achieved his Bachelor’s degree in engineering science and Master’s degree in Arts from Oxford University in 1989 and 2006 respectively Mr. Sik is a member of The Institute of Chartered Accountants in England and Wales and a fellow member of Hong Kong Institute of Certified Public Accountants. He is an independent non-executive director of China Glass Holdings Limited and Dawnrays Pharmaceutical (Holdings) Limited respectively, both companies are listed on the Stock Exchange of Hong Kong Limited. Mr. Sik is also an independent non-executive director of China Nepstar Chain Drugstore Limited, a company listed on the New York Stock Exchange.
     Mr. John Huan Zhao is a director of our company. Mr. Zhao also serves as the chief executive officer of Hony Capital Limited and a senior vice president and an executive director at Legend Holdings Limited. Prior to joining Hony Capital Limited and Legend Holdings Limited in 2003, Mr. Zhao was the advisor to the chief executive officer of UTStarcom Inc. and Lenovo Group Ltd. from 2002 to 2003. From 2001 to 2002, he was a managing director of eGarden Ventures, Ltd. Prior to that, he was the chairman, president and chief executive officer of Infolio, the chairman, president and chief executive officer of Vadem Ltd. and senior manager of U.S. Robotics, Inc. and Shure Brothers, Inc. Mr. Zhao received a bachelor’s degree in Physics from Nanjing University in

1984, dual master’s degrees in Electrical Engineering and Physics from Northern Illinois University in 1990, and a MBA degree from the Kellogg School of Management at Northwestern University in 1996.
     Mr. Yehong Zhang is our President and has over 18 years of experience in the healthcare industry, most recently serving as a Senior Healthcare Practice Leader in McKinsey’s China office focusing on systemic issues impacting the healthcare industry. Dr Zhang worked for over 12 years at Merck Sharp & Dohme in the United States, China, and other regions. During his tenure at Merck Sharp & Dohme, he held positions of responsibility in product manufacturing, supply chain operations and business development. From 2007 to 2008, he served as President of Merck in China. He was also the Greater China Country Managing Director for IMS from 2004-2007.
     Mr. Jindong Zhou is our executive vice president and has worked in our company since 1996. From 2001 to 2006, Mr. Zhou was the general manager of Simcere Pharmaceuticals Co., Ltd. From 2000 to 2001, he was the deputy general manager of Jiangsu Simcere Pharmaceuticals Co., Ltd. or Jiangsu Simcere. Mr. Zhou graduated from the Nanjing University of Traditional Chinese Medicine majoring in Chinese Medicine in 1982 and received a master’s degree in Economics from University of Macquarie in Australia in 2008.
     Mr. Xiaojin Yin is our senior vice president of research and development. From 2003 to 2006, Mr. Yin was the general manager of Jiangsu Simcere Pharmaceutical R&D Co., Ltd. or Simcere Research. From 2000 to 2003, he was the general manager assistant of Simcere Pharmaceutical Co., Ltd. and manager of Simcere Research. From 1992 to 2000, he was the head of the medical research department of the China Pharmaceutical University in Nanjing. From 1991 to 1992, Mr. Yin was the general manager of the medicine production facility at China Pharmaceutical University. Mr. Yin received a bachelor’s degree in Medical Sciences from China Pharmaceutical University in 1982 and a master’s degree in Industrial Engineering from the Nanjing University of Science and Technology in 2001.
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
     Mr. Quanfu Feng is our vice president and general manager of human resources. Mr. Feng joined us in 1995 and has been working in a number of departments within our company, including the marketing and advertising department, the human resources department, the corporate culture department and the general manager’s office. Prior to being promoted to his current position, Mr. Feng served in various positions, including as regional manager and local manager, director of the president’s office assistant to the president, deputy general manager of Jiangsu Simcere, and general manager of our south China division and our Jiangsu division. Mr. Feng obtained his bachelor’s degree in pedagogy from East China Normal University and a master’s degree in medicine from Nanjing University of Chinese Medicine. Mr. Feng is also currently an adjunct professor at Nanjing University of Chinese Medicine.
     Mr. Qingsen Li is our vice president and general manager of training and development. Prior to joining our company in 2008, Mr. Li was the General Manager of Human Resources and the General Manager of the Training Center of Taikang Life Insurance Co., Ltd., since 2004. From 1997 to 2004, he served as the Vice President and Director of Human Resources of Beijing Novartis Pharma., Ltd. From 1992 to 1996, he was the Deputy General Manager and he was the Director of Human Resources & Administration of Beijing Ciba — Geigy Pharma., Ltd. from 1994 to 1996. From 1981 to 1991, he held various positions at Beijing No. 3 Pharmaceutical Factory. Mr. Li graduated from Beijing Chemical College in 1981 with a degree in pharmaceutical engineering, and then graduated with a bachelor’s degree in Pharmacy from Beijing Medical University in 1989. Mr. Li received a MBA degree from China Europe International Business School in 1998.
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
     The address of our directors and executive officers is c/o Simcere Pharmaceutical Group, No. 699-18 Xuan Wu Avenue, Xuan Wu District, and Nanjing, Jiangsu Province 210042, the People ’s Republic of China.
B. Compensation
Compensation of Directors and Executive Officers
     In 2009, the aggregate cash compensation to our executive officers, including all the directors, was RMB13.4 million ($2.0 million). For share-based compensation, see “—2006 Share Incentive Plan.”
2006 Share Incentive Plan
     The 2006 share incentive plan was adopted by our shareholders on November 13, 2006. Our share incentive plan provides for the grant of options, share appreciation rights, and other share-based awards such as restricted shares, referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

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
     On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible directors, employees and consultants the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2006 Share Incentive Plan for our restricted shares. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that were validly tendered in the exchange offer. A total of 154 directors and employees accepted the offer, and tendered options to purchase an aggregate of 9,802,400 ordinary shares in exchange for an aggregate of 4,750,018 restricted shares, which were granted on May 7, 2009. The exchange of the share option awards for restricted shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. The effect of this award modification on share-based compensation expense over the remaining requisite service period was insignificant. This exchange program is expected to provide additional incentive and retention value.

     On October 14, 2009 and December 4, 2009, we issued 200,000 and 40,000 restricted shares to our officers and key employees under our 2006 share incentive plan, respectively.
     The restricted shares to our directors, officers and employees as listed below:

Number of
Restricted
	Shares	Date of Grant of	Date of Grant of	End of Vesting
Name	Granted	Restricted Shares	Cancelled Option	Period
Jinsheng Ren	2,665,988	May 7, 2009	November 15, 2006	November 14, 2011
Frank Zhigang Zhao	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Jindong Zhou	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Xiaojin Yin	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Huaping Fu	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Jialun Tian	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Xiaohua Yang	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Quanfu Feng	*(1)	May 7, 2009	November 15, 2006	November 14, 2011
Guoqiang Lin	*(1)	May 7, 2009	March 29, 2007	March 28, 2012
Hongquan Liu	*(1)	May 7, 2009	March 29, 2007	March 28, 2012
Gary Siu Kwan Sik	*(1)	May 7, 2009	March 29, 2007	March 28, 2012
Qingsen Li	*(1)	May 7, 2009	December 24, 2008	August 31, 2013
Peng Wang	*(1)	October 14, 2009	n/a	October 14, 2014
Other employees as a group(2)	839,858	May 7, 2009	November 15, 2006	November 14, 2011
Other employees as a group(2)	12,024	May 7, 2009	March 29, 2007	March 28, 2012
Other employees as a group(2)	188,414	May 7, 2009	May 5, 2008	March 8, 2013
Other employees as a group(2)	100,000	October 14, 2009	n/a	October 14, 2014
Other employees as a group(2)	40,000	December 4, 2009	n/a	December 4, 2014

(1)	Beneficially own less than 1.0% of our outstanding ordinary shares.

(2)	None of these employees is our director or executive officer.
2008 Share Incentive Plan
     The 2008 share incentive plan was adopted by our shareholders on July 31, 2008 . Our share incentive plan provides for the grant of options, share appreciation rights, and other share-based awards such as restricted shares, referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.
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
Employee Pension and Other Retirement Benefits
     Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. Contributions of RMB9.7 million ($1.4 million) was paid for the year ended December 31, 2009 which was charged to expense. We have no other obligation to make payments in respect of retirement benefits of our employees.
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
D. Employees
     We had 2,615, 2,759 and 3,974 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth the number of our employees for each of our areas of operation and as a percentage of our total workforce as of December 31, 2009:

	Number of	Percentage
	Employees	of total
Marketing and brand management	1,563	39.3%
Manufacturing and quality control	1,474	37.1%
General and administration	644	16.2%
Research and development	292	7.4%

Total	3,974	100.0%

     We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. The total amount of contributions we made to employee benefit plans in 2007, 2008 and 2009, was RMB5.1 million, RMB7.1 million and RMB10.2 ($1.5 million), respectively.
     Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.
E. Share Ownership
     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 22, 2010, the latest practicable date, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned (1)(2)
	Number	%
Directors and Executive Officers:
Jinsheng Ren (3)	43,081,510	39.7
Guoqiang Lin	*	*

Shares Beneficially Owned (1)(2)
	Number	%
Hongquan Liu	*	*
Gary Siu Kwan Sik	*	*
John Huan Zhao (4)	17,924,692	16.5
Jindong Zhou	*	*
Xiaojin Yin	*	*
Frank Zhigang Zhao	*	*
Qingsen Li	*	*
Jialun Tian	*	*
Xiaohua Yang	*	*
Huaping Fu	*	*
Peng Wang	*	*
Haibo Qian	*	*
All directors and executive officers as a group	61,006,202	56.2

Principal Shareholders:
New Good Management Limited (5)	42,015,102	38.7
Assure Ahead Investments Limited (6)	17,924,692	16.5
King View Development International Limited (7)	11,820,000	10.9

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The number of shares outstanding in calculating the percentages for each listed person includes, as applicable, (i) the ordinary shares underlying share options exercisable by such person, and (ii) restricted shares awarded to such person that are vested but yet to be duly registered or that can be vested, in each case within 60 days of the date of this annual report. Percentage of beneficial ownership of each listed person is based on 108,643,738 ordinary shares outstanding as of May 31, 2010 and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted shares awarded to such person that are vested but yet to be duly registered or that can be vested, in each case within 60 days of the date of this annual report.

(3)	Includes 42,015,102 ordinary shares directly held by New Good Management Limited, a British Virgin Islands company, which is controlled by Mr. Ren, and 1,066,408 restricted shares that have vested as of the date hereof. Mr. Ren is the chairman of the board of directors and the controlling shareholder of New Good Management Limited.

(4)	Represents 17,924,692 ordinary shares directly held by Assure Ahead Investments Limited. Mr. Zhao, a director of Assure Ahead Investments Limited, disclaims beneficial ownership of shares held by Assure Ahead Investments Limited except to the extent of his pecuniary interests in those shares.

(5)	New Good Management Limited is a British Virgin Islands company that is controlled by Mr. Jinsheng Ren and beneficially owned by Messrs. Jinsheng Ren, Jindong Zhou, Feifei Gao, Xiaoxia Chen, Weidong Ren, Xiaojin Yin, Haibo Qian, Suqin Peng and Yong Ren. Mr. Ren is the chairman of the board of directors and the controlling shareholder of New Good Management Limited. The address of New Good Management Limited is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, and British Virgin Islands.

(6)	Assure Ahead Investments Limited is a British Virgin Islands company that is 100.0% owned by Hony Capital II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands; Hony Capital II, L.P.’s general partner is Hony Capital II GP Ltd., which is wholly owned by Legend Holdings Limited, an investment holding company incorporated in the People’s Republic of China. Legend Holdings Limited is 65.0% owned by the Chinese Academy of Sciences, a national academic and research institution owned and controlled by the PRC government. The address for Assure Ahead Investments Limited is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, and British Virgin Islands. The directors of Assure Ahead Investments Limited, Messrs. John Huan Zhao, Shunlong Wang and Yonggang Cao have voting and investment power over the shares that this shareholder beneficially owns.

(7)	King View Development International Limited is a British Virgin Islands company and a wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited. The address of King View Development International Limited is 2701B, Azia Center, 1233 Lujiazui Ring Road, Shanghai, People’s Republic of China. The investment committee of Trustbridge Partners II, L.P. has voting and investment power over the shares that this shareholder beneficially owns.
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
     As of June 22, 2010, other than the 29.7% of our ordinary shares underlying our ADSs which were held by our custodian, the Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, on behalf of The Bank of New York Mellon, the depositary, none of our ordinary shares were held in the United States. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
     Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Transactions with Companies in Which a Major Shareholder had Equity Interests
     We purchased packaging materials from Hainan Zhicheng Color Printing Co., Ltd., formerly Sanya Zhicheng Color Printing Co., Ltd., in which certain shareholders of New Good Management Limited held equity interest prior to December 2007, amounting to RMB7.3 million in 2007. We purchased packaging and raw materials from Jiangsu Simcere Chain Drug Store Co., Ltd., or Simcere Chain Drug Store which is a subsidiary of Jiangsu Simcere China Drug Store Co., in which certain shareholders of New Good Management Limited held equity interest, amounting to RMB0.1 million and RMB0.4 million ($0.1 million) in 2008 and 2009, respectively.
     We also sold pharmaceutical products to Simcere Chain Drug Store. In 2007 ,2008 and 2009, we sold pharmaceutical products to this related party amounting to RMB3.0 million, RMB6.8 million and RMB0.2 million ($0.03 million), respectively. We also sold pharmaceutical products to Jiangsu Xianyou Medical Company, in which certain shareholders of New Good Management Limited have an equity interest, amounting to nil, nil and RMB4.4 million ($0.6 million) in 2007, 2008 and 2009, respectively. We purchase the packaging materials and sell the pharmaceutical products in the normal course of business at prices determined on an arm’s length basis. In addition, we sold properties located in Nanjing to Simcere Chain Drug Store for RMB18.6 million in 2007.
Transactions with a Minority Shareholder
     In 2008, we provided an RMB20.0 million secured loan to the noncontrolling shareholder of Simcere Zhong Ren for its operating purpose. The loan has a one-year term with an option to extend for a maximum of two years, bears a floating interest rate and is secured by the noncontrolling shareholder’s entire equity interest in Simcere Zhong Ren. On July 1, 2009, the RMB20.0 million loan matured and was renewed with a principal amount of RMB21.6 million ($3.2 million) on the same terms. The secured loan was classified as non-current as of December 31, 2008 and 2009 because we expect the loan to be renewed and extended beyond 12 months from December 31, 2009.
     In 2009, we purchased pharmaceutical products from Wuhu Zhong Ren Pharmaceutical Co., Ltd., a wholly owned subsidiary of a noncontrolling shareholder of Simcere Zhong Ren, amounting to RMB2.1 million ($0.3 million). We purchased the pharmaceutical products in the normal course of business at prices determined on an arm’s length basis.

Transaction with a Company with a Director who is also a Director of our Company
     In 2009, we paid professional service fee to Hony Investment Management Ltd. for corporate consultancy service amounting to RMB2.0 million ($0.3 million). We paid for professional service in the normal course of business at a fee determined on an arm’s length basis.
Share Incentives
     See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2006 Share Incentive Plan.”
Registration Rights Agreements
     Set forth below is a description of the registration rights we granted to Assure Ahead Investments Limited, one of the selling shareholders, on November 20, 2006:
•	Demand Registration Rights. At any time commencing the earlier of November 20, 2008 or six months after our initial public offering, shares held by Assure Ahead Investments Limited or its transferees and assignees have the right to demand that we file a registration statement under the Securities Act covering the offer and sale of their securities, so long as the aggregate amount of securities to be sold under the registration statement exceeds $20.0 million. We are obligated under the registration rights agreement to use our best efforts to register our ordinary shares for resale if Assure Ahead Investments Limited makes such request. However, we are not required to provide for any payment or transfer any other consideration to Assure Ahead Investments Limited in the event of non-performance. We have the ability to delay or withdraw the filing of a registration statement for up to 90 days if we furnish to Assure Ahead Investments Limited or their transferees and assignees a certificate signed by our chief executive officer or our chairman of the board of directors stating that, board of directors determines it would be seriously detrimental to us or our shareholders for a registration statement to be filed in the near future. We are not obligated to affect such demand registrations on more than two occasions.

•	Form F-3 or S-3 Registration Rights. Upon our company becoming eligible for use of Form F-3 or S-3, Assure Ahead Investments Limited or their transferees and assignees have the right to request that we file a registration statement under Form F-3 or S-3, so long as the aggregate amount of securities to be sold under the registration statement exceeds $1.0 million. Such requests for registrations are not counted as demand registrations.

•	Piggyback Registration Rights. If we propose to file a registration statement with respect to an offering for our own account or for the account of any person that is not Assure Ahead Investments Limited or their transferees and assignees, we must offer Assure Ahead Investments Limited or their transferees and assignees the opportunity to include their securities in the registration statement. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their securities on the same terms and conditions as the securities of our company.

•	Expenses of Registration . We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective, except that shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities.
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
     In July 2009, we filed a registration statement under Form F-3 (File No. 333-160543), as amended, for the sale of an aggregate of 8,962,346 ADSs representing 17,924,692 ordinary shares held by Assure Ahead Investments Limited.
C. Interests of Experts and Counsel
     Not applicable.

Item 8.	FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
     See Item 18. Financial Statements.
Legal and Administrative Proceedings
     We entered into agreements to acquire Jiangsu Yanshen, in October and November 2009 through the acquisition of the entire equity interest in ChinaVax, a Cayman Islands company that, as its sole business, held a 15% stake in Jiangsu Yanshen for cash consideration. After we entered into the share purchase agreements in October and November 2009 to acquire 15% equity interest in Jiangsu Yanshen, but prior to the full completion of the transaction , we discovered quality control problems relating to the production of Jiangsu Yanshen’s human use rabies vaccine. On May 15, 2010, Jiangsu Yanshen received a notification from the Changzhou Food and Drug Administration, which stated that a fine of RMB25.6 million ($3.8 million) consisting of penalties and confiscated revenues from previous sales of substandard quality human use rabies vaccine will be imposed on Jiangsu Yanshen. Jiangsu Yanshen must also bear the cost of patient re-vaccinations of approximately RMB23.0 million ($3.4 million). In addition, the Changzhou Procuratorate also issued a fine of RMB1.6 million ($0.2 million) to Jiangsu Yanshen for confiscation of revenues. In addition, a criminal investigation by local law enforcement authorities of the relevant personnel of Jiangsu Yanshen is currently underway. We cannot assure you that Jiangsu Yanshen itself will not be subject to administrative proceedings or criminal investigations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—The penalties imposed by the Changzhou Food and Drug Administration on Jiangsu Yanshen could have a material adverse effect on our business, financial condition and results of operations and damage our reputation”.
     In addition, as we discovered quality control problems relating to the production of Jiangsu Yanshen’s human use rabies vaccine, as of the date of this annual report on Form 20-F, a portion of the consideration has not been paid. We are exposed to potential claims by selling shareholders of ChinaVax for the amount of consideration we have withheld. In addition, subsequent to our discovery of the quality control problems relating to the production of Jiangsu Yanshen’s human use rabies vaccine, we initiated an arbitration proceeding against former shareholders of Jiangsu Yanshen to seek damages for RMB113.9 million ($16.7 million) for misrepresentation in connection with their sales of equity interests in Jiangsu Yanshen. Furthermore, Jiangsu Yanshen also initiated legal proceedings through its board of supervisors against two of its former directors to seek damages for RMB98.0 million ($14.4 million). In addition, we may also become involved in product liability litigation as the development and commercialization of vaccine products entail an inherent risk of harm to patients. See “Item 3. Key Information—D. Risk Factors—Risks Related

to Our Company—We may be involved in litigation, arbitration or other legal proceedings from time to time that require extensive management attention and resources and may be expensive, time-consuming and disruptive”.
     We are currently not a party to any other material legal or administrative proceedings, and we are not aware of any other threatened material legal or administrative proceedings against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.
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
Item 9. THE OFFER AND LISTING
A. Offering and Listing Details
     Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since April 20, 2007 under the symbol “SCR.” For the period from April 20, 2007 to June 29, 2010, the trading price of our ADSs on New York Stock Exchange ranged from $4.41 to $15.88 per ADS.
     The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Sales Price
	High	Low
2008	$15.88	$4.41
2009	$10.03	$4.76
Quarterly High and Low
First Quarter 2009	$9.13	$4.76
Second Quarter 2009	$8.81	$5.05
Third Quarter 2009	$9.98	$6.72
Fourth Quarter 2009	$10.03	$6.77
First Quarter 2010	$9.94	$8.06

Monthly Highs and Lows
December 2009	$10.03	$7.78
January 2010	$9.94	$8.06
February 2010	$9.51	$8.09

	Sales Price
	High	Low
March 2010	$9.88	$8.51
April 2010	$8.92	$7.78
May 2010	$8.48	$7.44
June 2010 (through June 29)	$8.43	$7.95
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
     Under the new CIT law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises”, which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise”, it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise”, holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other jurisdictions.
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
     The following discussion does not represent a detailed description of the United States federal income tax consequences applicable to persons subject to special treatment under United States federal income tax laws such as:
•	a dealer in securities or currencies;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, constructive sale, hedging, conversion or integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own 10.0% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.
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
Passive Foreign Investment Company
     We believe that we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes for our taxable year ending on December 31, 2009, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard.
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
     We must make a separate determination each year as to whether we are a PFIC. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. As a result, our PFIC status may change. In particular, because we have valued our goodwill based on the market value of our ADSs and ordinary shares, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares which is likely to fluctuate after the offering. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.
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
     Information Reporting and Backup Withholding
     Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service. A backup withholding tax may apply, however, backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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
     We use Renminbi as the reporting currency for our financial statements. The functional currency of our subsidiaries in China is Renminbi.
     Transactions in foreign currencies are translated into the functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the applicable exchange rate at the balance sheet date. The resulting exchange differences are recognized in our consolidated statements of income. In 2008 and 2009, our company has used a substantial portion of the proceeds from our initial public offering to provide U.S. dollar denominated intercompany loans to our PRC subsidiaries where such funds were converted into Renminbi. As these intercompany loans are not considered long-term investment in nature and given that the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gain arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while gain or loss arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income. We recognized foreign currency exchange gains of RMB39.9 million in 2008 and RMB0.4 million ($0.1 million) in 2009 which represent realized and unrealized gains recognized by our PRC subsidiaries from the translation of U.S. dollar denominated intercompany loans.
     Assets and liabilities of our subsidiary whose functional currency are not Renminbi, are translated into Renminbi at the exchange rates at the balance sheet date. Income and expense items are translated at the average rates of exchange prevailing during the period. The adjustment resulting from translating the financial statements of such entities is reflected as a component of accumulated other comprehensive loss within shareholders’ equity.
     Fluctuations in exchange rates may affect our financial performance. Appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. As of December 31, 2008 and 2009, a 1.0% change in the exchange rates between Renminbi and the U.S. dollar will result in a translation gain or loss of RMB1.6 million and RMB0.8 million ($0.1 million), respectively.
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
Interest Rate Risk
     Our risk exposure from changes in interest rates relates primarily to the interest expenses associated with our short-term bank loans and borrowings, long term borrowings as well as the interest income generated by excess cash invested in demand and savings deposits. We currently do not, have not historically used, and do not expect to use in the future, any derivative financial instruments to manage our interest risk exposure. Interest-bearing investments and interest-bearing borrowings carry a degree of interest rate risk. If there were a 25 basis point increase or decrease in interest rates, the expected adverse impact on net income related to our financial instruments would be insignificant.

Credit Risk with Financial Institutions
     We are exposed to counterparty risks related to certain financial assets including cash and cash equivalents and investment securities. As of December 31, 2008 and 2009, RMB774.9 million and RMB419.7 million ($61.5 million), respectively, in cash and cash equivalents were held in uninsured accounts at financial institutions located in the PRC and cash and cash equivalents of RMB33.9 million and RMB13.9 million ($2.0 million) respectively, were held in insured accounts at major financial institutions located in the United States of America and were insured up to $0.2 million (RMB1.3 million).
Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
     Not applicable.
B. Warrants and Rights
     Not applicable.
C. Other Securities
     Not applicable.
D. American Depositary Shares
     According to our Deposit Agreement with our ADS depositary, The Bank of New York Mellon, the depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; or

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	•	Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities that are distributed by the depositary to ADS holders

$.02 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay:	For:
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); or

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary
     The fees described above may be amended from time to time.
     The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2009, we received an incentive payment of RMB1.1 million ($0.2 million) from the depository relating to the ADS facility.
PART II
Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
     None of these events occurred in any of the years ended December 31, 2007, 2008 and 2009.
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
     In 2009, we have used the net proceeds received from our initial public offering as follows:
•	approximately RMB107.1 million ($15.7 million) for the acquisition of approximately 35% of the equity interest in Shanghai Celgen;

•	approximately RMB267.4 million ($39.2 million) for the acquisition of 52.5% of the equity interest in Jiangsu Yanshen;

•	approximately RMB134.0 million ($19.6 million) to fund our research and development efforts; and

•	Approximately RMB336.7 ($49.3) for repurchase of our ordinary shares.

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
     As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2009 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     We acquired a controlling interest in Jiangsu Yanshen Biological Technology Stock Co., Ltd (“Jiangsu Yanshen”) during 2009 and our management excluded from its assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, Jiangsu Yanshen’s internal control over financial reporting associated with total assets of RMB697.7 million and total revenue of RMB58.3 million included in our consolidated financial statements as of and for the year ended December 31, 2009. If adequately disclosed, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the U.S. Securities and Exchange Commission.
     Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009.

Changes in Internal Control over Financial Reporting
     There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm
The Board of Directors
Simcere Pharmaceutical Group:
     We have audited Simcere Pharmaceutical Group’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Simcere Pharmaceutical Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Simcere Pharmaceutical Group’s internal control over financial reporting based on our audit.
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
     In our opinion, Simcere Pharmaceutical Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
     Simcere Pharmaceutical Group acquired a controlling financial interest in Jiangsu Yanshen Biological Technology Stock Co., Ltd (“Jiangsu Yanshen”) during 2009 and management excluded from its assessment of the effectiveness of Simcere Pharmaceutical Group’s internal control over financial reporting as of December 31, 2009, Jiangsu Yanshen’s internal control over financial reporting associated with total assets of RMB697.7 million and total revenue of RMB58.3 million included in the consolidated financial statements of Simcere Pharmaceutical Group and subsidiaries as of and for the year ended December 31, 2009. Our audit of internal control over financial reporting of Simcere Pharmaceutical Group also excluded an evaluation of the internal control over financial reporting of Jiangsu Yanshen.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated June 30, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Hong Kong, China
June 30, 2010
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
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal independent auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended December 31,
	2008	2009
Audit fees (1)	$1,929	$1,181
Audit-related fees (2)	163	146
Tax fees	—	—
Other fees	—	—

Total	$2,092	$1,327

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” in 2009 involve principally limited reviews performed on our consolidated financial statements.
     The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.
Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
     Not applicable.
Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     In November 2008, our board of directors approved a share repurchase program that authorizes us to purchase up to $50.0 million of our issued and outstanding ADSs. In November 2009, our board of directors approved a new share repurchase program that authorizes us to purchase up to US$50.0 million of our issued and outstanding ADSs.
     In 2008, we repurchased 3.0 million of ordinary shares in the form of ADSs for an aggregate cost of $10.0 (RMB68.0 million) of which included $0.1 million (RMB0.7 million) of handling charges. In 2009, we repurchased and cancelled an aggregate of 12.2 million ordinary shares in the form of ADSs for an aggregate cost of $43.6 million (RMB297.6 million) of which included $0.5 million (RMB3.4 million) of handling charges.
     From January 1, 2010 to June 22, 2010, we further repurchased an additional 2.1 million ordinary shares in the form of ADSs for an aggregate cost of $9.1 million of which included $0.1 million of handling charge. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. Any future repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.
     The following table sets forth certain information related to purchases made by us of our ADSs under the program:

Period	Total number of ADSs purchased	Average price paid per ADS(1)		Total number of ADSs purchased as part of publicly announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		US$	RMB(2)		US$	RMB(1)
November 10, 2008 to September 29, 2009	7,216,920	6.93	47.29	7,216,920
November 18, 2009 to June 22, 2010	1,615,027	8.52	58.19	1,615,027	36,233	247,322

(1)	The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)	The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in effect on December 31, 2009, which was US$1.00 to RMB6.8259. See “Introduction” and “Part I. — Item 3. Key Information — Selected Financial Data — Exchange Rate Information.”
Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
     Application of this Item does not apply until our annual report for the fiscal year ending December 31, 2010.
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
Item 16. FINANCIAL STATEMENTS
     We have elected to provide financial statements pursuant to Item 18.
Item 17. FINANCIAL STATEMENTS
     The following financial statements are filed as part of this Annual Report on Form 20-F, together with the reports of the independent auditors:
Item 18. EXHIBITS

Exhibit
Number	Description of Document
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant
2.1	Registrant’s Form of American Depositary Receipt
2.2	Registrant’s Specimen Certificate for Ordinary Shares
2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
2.4	Registration Rights Agreement among Simcere Pharmaceutical Group, New Good Management Limited and Assure Ahead Investments Limited, dated November 20, 2006
2.5	Share Purchase Agreement among Luo Yongzhang, Zhou Bing and State Good Group Limited, dated May 28, 2006
2.6	Share Purchase Agreement among Yantai Rongchang Pharmaceutic Co., Ltd., Beijing Scientific Town Development Co., Ltd., Yantai Ruikang Biochemical Drugs LLC and Simcere Pharmaceutical Company Limited, dated May 28, 2006
2.7	Registration Rights Agreement among Simcere Pharmaceutical Group, New Good Management Limited and King View Development International Limited, dated May 12, 2008
4.1	Form of Indemnification Agreement with the Registrant’s directors
4.2	Form of Employment Agreement of senior executive officers
4.3	Form of Non-Disclosure, Non-Competition and Proprietary Information Agreement
4.4	2006 Share Incentive Plan adopted as of November 13, 2006
4.5	Cooperation Agreement on the Incorporation of Medgenn (Hong Kong) Ltd. entered into between Bestspeed Investments Limited (BVI) and Yantai Medgenn Co., Ltd., dated February 10, 2005
4.6	Implementation Rules of Supplementary Agreement on Cooperation Agreement on the Incorporation of Medgenn (Hong Kong) Ltd. entered into between Yantai Medgenn Co., Ltd. and Medgenn (Hong Kong) Co., Ltd., dated August 6, 2005
4.7	Joint Research Agreement on Anti-Tumor Drug AL6802 entered into between Jiangsu Simcere Pharmaceutical R&D Co., Ltd. and Advenchen Laboratories LLC, dated January 8, 2007
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit
Number	Description of Document
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG

*	Filed herewith.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Simcere Pharmaceutical Group
By:	/s/ Jinsheng Ren
	Name:	Jinsheng Ren
	Title:	Chief Executive Officer

Date: June 30, 2010

SIMCERE PHARMACEUTICAL GROUP AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
The Board of Directors
Simcere Pharmaceutical Group:
We have audited the accompanying consolidated balance sheets of Simcere Pharmaceutical Group and subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, Simcere Pharmaceutical Group changed its method of accounting for business combinations and noncontrolling interest due to the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations and FASB ASC 810, Consolidation.
The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simcere Pharmaceutical Group’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2010 expressed an unqualified opinion on the effectiveness of Simcere Pharmaceutical Group’s internal control over financial reporting.
/s/ KPMG
Hong Kong, China
June 30, 2010

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Balance Sheets
(Amounts expressed in thousands, except share data)

		December 31,
	Note	2008	2009	2009
		RMB	RMB	US$
Assets

Current assets
Cash and cash equivalents		812,814	442,488	64,825
Pledged bank deposits		952	15,657	2,294
Accounts and bills receivables, net	3	748,997	704,321	103,184
Inventories	4, 19	95,948	106,655	15,625
Other current assets		49,048	102,743	15,051

Total current assets		1,707,759	1,371,864	200,979

Property, plant and equipment, net	5	478,850	758,246	111,084
Land use rights	6	114,624	146,158	21,412
Intangible assets, net	7	275,244	385,331	56,451
Goodwill	7	178,211	309,936	45,406
Investments in and advances to affiliated companies	7, 19	—	121,865	17,853
Other non-current assets		23,534	44,502	6,520

Total assets		2,778,222	3,137,902	459,705

Liabilities

Current liabilities
Short-term borrowings and current portion of long-term debts	8, 9	6,000	76,000	11,134
Accounts and bills payables		25,219	152,249	22,305
Accrued payroll and employee benefits		28,436	50,668	7,423
Other current liabilities	11	275,358	413,948	60,643

Total current liabilities		335,013	692,865	101,505

Long-term debts, excluding current portion	9	62,000	122,685	17,973
Deferred tax liabilities	10(d)	59,358	93,108	13,640
Other liabilities	10(b)	20,529	21,561	3,159

Total liabilities		476,900	930,219	136,277

Shareholders’ equity

Ordinary shares:
Par value: US$0.01
Authorized: 500,000,000 shares authorized
Issued and outstanding: 122,227,318 as of December 31, 2008
110,534,932 as of December 31, 2009	18	9,624	8,716	1,277
Additional paid-in capital		1,505,252	1,170,687	171,507
Accumulated other comprehensive loss		(82,130)	(43,886)	(6,429)
Retained earnings		820,279	846,707	124,043

Total equity attributable to Simcere Pharmaceutical Group		2,253,025	1,982,224	290,398

Noncontrolling interest		48,297	225,459	33,030

Total shareholders’ equity		2,301,322	2,207,683	323,428

Commitments and contingencies	14

Total liabilities and shareholders’ equity		2,778,222	3,137,902	459,705

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Statements of Income
(Amounts expressed in thousands, except share data)

		Year ended December 31,
	Note	2007	2008	2009	2009
		RMB	RMB	RMB	US$

Revenue	16, 19	1,368,748	1,741,143	1,857,071	272,062
Cost of materials and production	19	(241,081)	(320,882)	(320,945)	(47,019)

Gross profit		1,127,667	1,420,261	1,536,126	225,043

Operating expenses:
Research and development		(68,295)	(86,089)	(132,981)	(19,482)
Sales, marketing and distribution		(634,449)	(782,960)	(1,002,419)	(146,855)
General and administrative		(161,061)	(194,233)	(222,118)	(32,540)
Impairment loss on goodwill	7	—	—	(76,398)	(11,192)

Income from operations		263,862	356,979	102,210	14,974

Interest income		24,361	34,302	8,861	1,298
Interest expense	5	(6,346)	(4,693)	(12,126)	(1,776)
Foreign currency exchange gains, net	2(c)	24,670	39,879	382	56
Other income	14(d)	20,526	1,104	2,971	435
Equity in losses of equity method affiliated companies		—	—	(56,532)	(8,283)

Earnings before income taxes		327,073	427,571	45,766	6,704

Income tax expense	10	(13,527)	(49,285)	(16,897)	(2,475)

Net income		313,546	378,286	28,869	4,229

Less: net income attributable to the noncontrolling interest		(12,285)	(28,135)	(2,441)	(358)

Net income attributable to Simcere Pharmaceutical Group		301,261	350,151	26,428	3,871

Earnings per share:	15
Basic		2.56	2.80	0.23	0.03

Diluted		2.48	2.80	0.23	0.03

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Amounts expressed in thousands, except share data)

					Accumulated		Equity attributable		Total
		Number of		Additional	other		to Simcere		shareholders’
		ordinary		paid-in	comprehensive	Retained	Pharmaceutical	Non-controlling	equity	Comprehensive
	Note	shares	Par value	capital	loss	earnings	Group	interests	(note 13)	income
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2007		100,000,000	7,909	265,964	—	168,867	442,740	—	442,740
Issuance of ordinary shares in connection with public offering, net of issuance costs of RMB46,099		25,000,000	1,931	1,253,778	—	—	1,255,709	—	1,255,709
Share-based compensation	17	—	—	30,764	—	—	30,764	—	30,764
Issuance of ordinary shares upon exercise of share options	17	6,200	—	191	—	—	191	—	191
Net income		—	—	—	—	301,261	301,261	8,236	309,941	301,261
Foreign currency translation adjustments, net of nil tax	2(c)	—	—	—	(46,849)	—	(46,849)	—	(46,849)	(46,849)

Comprehensive income		—	—	—	—	—	—	—	—	254,412

Acquisition of Boda	7(c)	—	—	—	—	—	—	1,538	1,538
Acquisition of Tung Chit	7(c)	—	—	—	—	—	—	2,363	2,363

Balance as of December 31, 2007		125,006,200	9,840	1,550,697	(46,849)	470,128	1,983,816	12,137	1,995,953

Share-based compensation	17	—	—	25,536	—	—	25,536	—	25,536
Issuance of ordinary shares upon exercise of share options	17	198,000	14	5,722	—	—	5,736	—	5,736
Repurchase of ordinary shares	18	(2,976,882)	(230)	(76,703)	—	—	(76,933)	—	(76,933)
Net income		—	—	—	—	350,151	350,151	28,135	378,286	350,151
Foreign currency translation adjustments, net of nil tax	2(c)	—	—	—	(35,281)	—	(35,281)	—	(35,281)	(35,281)

Comprehensive income		—	—	—	—	—	—	—	—	314,870

Acquisition of Simcere Zhong Ren	7(b)	—	—	—	—	—	—	8,025	8,025

Balance as of December 31, 2008		122,227,318	9,624	1,505,252	(82,130)	820,279	2,253,025	48,297	2,301,322

Share-based compensation	17	—	—	23,677	—	—	23,677	—	23,677
Issuance of ordinary shares upon exercise of non-vested shares	17	467,780	32	—	—	—	32	—	32
Repurchase of ordinary shares	18	(12,160,166)	(940)	(335,736)	—	—	(336,676)	—	(336,676)
Net income		—	—	—	—	26,428	26,428	2,441	28,869	26,428
Foreign currency translation adjustments, net of nil tax	2(c)	—	—	—	38,244	—	38,244	—	38,244	38,244

Comprehensive income		—	—	—	—	—	—	—	—	64,672

Acquisition of Shandong Simcere’s shares from noncontrolling interests	7(a)	—	—	(22,506)	—	—	(22,506)	(7,622)	(30,128)
Acquisition of Jiangsu Yanshen	7(a)	—	—	—	—	—	—	182,343	182,343

Balance as of December 31, 2009		110,534,932	8,716	1,170,687	(43,886)	846,707	1,982,224	225,459	2,207,683

Balance as of December 31 2009 — US$			1,277	171,507	(6,429)	124,043	290,398	33,030	323,428

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Cash Flow Statements
(Amounts expressed in thousands)

		Year ended December 31,
	Note	2007	2008	2009	2009
		RMB	RMB	RMB	US$
Operating activities:
Net income		313,546	378,286	28,869	4,229
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense		1,203	1,576	101	15
Inventory write-downs		3,213	3,000	2,855	418
Depreciation of property, plant and equipment		27,770	39,791	55,405	8,117
Amortization of intangible assets		15,084	29,433	29,413	4,309
Impairment loss on goodwill	7	—	—	76,398	11,192
Equity in losses of equity method affiliated companies		—	—	56,532	8,283
Acquired in-process research and development		884	—	—	—
Gain on disposal of property, plant and equipment		(2,526)	(21)	(1,289)	(189)
Deferred tax expense (benefit)		11,009	(2,770)	(21,366)	(3,131)
Share-based compensation expense		30,764	25,536	23,677	3,469
Unrealized foreign currency exchange losses (gains)		(45,350)	(39,763)	38,127	5,586
Changes in assets and liabilities, net of effects from acquisitions
Decrease (increase) in accounts and bills receivables		(316,010)	(257,135)	87,799	12,863
Decrease (increase) in inventories		(14,304)	(32,648)	5,876	861
Decrease (increase) in other current assets		49,660	(12,755)	16,551	2,425
Decrease (increase) in amounts due from related parties		166	3,138	(324)	(47)
Increase in accounts and bills payables		1,084	1,275	99,231	14,537
Increase (decrease) in accrued payroll and employee benefits		4,946	(1,424)	13,851	2,029
Increase (decrease) in other current liabilities		70,628	11,639	(54,742)	(8,020)
Decrease in amounts due to related parties		(1,352)	—	—	—

Net cash provided by operating activities		150,415	147,158	456,964	66,946

Investing activities:
Payment for purchase of land use rights		(20,449)	(926)	—	—
Payment for purchase of intangible assets		—	(2,554)	—	—
Purchase of property, plant and equipment		(78,143)	(117,541)	(120,795)	(17,697)
Payment of deposits for purchase of property, plant and equipment and intangible assets		—	(15,791)	(20,533)	(3,008)
Proceeds from disposal of property, plant and equipment and land use right		—	1,942	4,780	700
Payment for acquisition of subsidiaries, net of cash acquired	7	(131,511)	(62,420)	(175,058)	(25,646)
Payment for acquisition of affiliated companies	7(a)	—	—	(110,000)	(16,115)
(Increase) decrease in held-to-maturity investment securities		(470,000)	470,000	—	—
(Increase) decrease in pledged bank deposits		19,877	(42)	(14,705)	(2,154)
Advances made to an affiliated company	19	—	—	(19,761)	(2,895)
Proceeds from repayments of loans and advances due from related parties	19	212	—	—	—
Proceeds from disposal of property, plant and equipment, and land use right to related parties	19	11,104	—	—	—
Loans and advances made to related parties	19	—	(20,000)	(1,600)	(234)

Net cash (used in) provided by investing activities		(668,910)	252,668	(457,672)	(67,049)

Financing activities:
Proceeds from issuance of ordinary shares		1,301,808	—	—	—
Proceeds from exercise of share options		191	5,736	—	—
Proceeds from exercise of non-vested shares		—	—	32	5
Payments for offering costs		(39,346)	—	—	—
Payments for repurchase of ordinary shares		—	(76,933)	(336,676)	(49,323)
Principal repayments of bank loans and other borrowings		(314,000)	(17,000)	(2,963)	(435)
Payments for acquisition of additional noncontrolling interests	7	(27,064)	—	(30,128)	(4,414)
Distribution by a subsidiary to its noncontrolling shareholder		(10,270)	(649)	—	—

Net cash provided by (used in) financing activities		911,319	(88,846)	(369,735)	(54,167)

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Cash Flow Statements
(Amounts expressed in thousands)

		Year ended December 31,
		2007	2008	2009	2009
		RMB	RMB	RMB	US$
Effect of exchange rate changes on cash and cash equivalents		(1,499)	4,482	117	17

Net increase(decrease) in cash and cash equivalents		391,325	315,462	(370,326)	(54,253)

Cash and cash equivalents at beginning of year		106,027	497,352	812,814	119,078

Cash and cash equivalents at end of year		497,352	812,814	442,488	64,825

(a) Supplemental cash flow and non-cash information:

Cash and cash equivalents paid during the period for:

Income taxes		3,056	40,401	40,404	5,919
Interest, net of capitalized interest		6,418	4,693	12,126	1,776

Non-cash investing transactions:

Payable and accruals for acquisition of property, plant and equipment and land use right		39,791	32,890	54,360	7,964
Payable for acquisition of Jiangsu Yanshen		—	—	30,801	4,511
Payable for acquisition of Boda		8,323	—	—	—

(b) Analysis of net cash outflow in respect of acquisitions is as follow:

i) Acquisition of Boda in 2007

Cash consideration paid	7(c)	(114,738)
Cash and cash equivalents acquired		13,003

Net cash outflow in respect of acquisition of Boda		(101,735)

ii) Acquisition of Tung Chit in 2007

Cash consideration paid	7(c)	(32,927)
Cash and cash equivalents acquired		3,151

Net cash outflow in respect of acquisition of Tung Chit		(29,776)

iii) Acquisition of Simcere Zhong Ren in 2008

Cash consideration paid	7(b)		(65,090)
Cash and cash equivalents acquired			2,670

Net cash outflow in respect of acquisition of Simcere Zhong Ren			(62,420)

iv) Acquisition of 52.5% equity interest in Jiangsu Yanshen in 2009

Cash consideration paid	7(a)			(267,398)	(39,176)
Cash and cash equivalents acquired				92,340	13,530

Net cash outflow in respect of acquisition of Jiangsu Yanshen				(175,058)	(25,646)

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

1	Principal activities, significant concentrations and risks, and basis of presentation
(a)	Principal activities
Simcere Pharmaceutical Group (the “Company”) and its subsidiaries (the “Group”), are principally engaged in the research, development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (the “PRC”).
(b)	Significant concentrations and risks
Revenue concentrations

The Group sells its products to pharmaceutical and vaccine distributors and the PRC government. Sales to distributors account for substantially all of the Group’s revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other pharmaceutical and vaccine manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be costly, difficult and time-consuming. Any disruption of the Group’s distribution network, including the failure to renew existing distribution agreements with desired distributors, could negatively affect the Group’s ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. As of and for the years ended December 31, 2007, 2008 and 2009, no single customer contributed 10% or more of the Group’s revenue or gross accounts and bills receivables.

The Group derives a substantial portion of revenue from the sales of six products, namely Bicun, Zailin, Yingtaiqing, Sinofuan, Yidasheng and Endu of which revenues were over RMB100,000 (US$14,650) individually for the year ended December 31, 2009. Aggregate sales of these products accounted for 79.5%, 78.6% and 76.8% of the Group’s revenue for the years ended December 31, 2007, 2008 and 2009, respectively. As the Group expects the sales of these products to continue to comprise a substantial portion of revenues in the future, any factors adversely affecting the sales of any of these products will have a material adverse effect on the Group’s business, financial condition and results of operations.

Price control by PRC government authorities

The retail prices of certain pharmaceuticals sold in China, primarily those included in the China’s national drug reimbursement list, the essential drug list and the national and provincial medical insurance catalogs, issued by China’s Ministry of Human Resources and Social Security and those pharmaceuticals whose production or trading are deemed to constitute monopolies, are subject to price controls in the form of fixed prices or price ceilings. Manufacturers and distributors cannot set the retail price for any given price-controlled product above the price ceilings or deviate from the fixed price imposed by the government. The prices of medicines that are not subject to price controls are determined freely, subject to notification to the provincial pricing authorities.

Certain of the Group’s products are subject to such price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price control, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2007, 2008 and 2009, 73%, 72% and 82%, respectively of the Group’s revenue were from products that were subject to government pricing controls.

Concentration of suppliers

The Group sources raw materials, as well as packaging materials, from various suppliers in the PRC. Historically, the majority of the Group’s raw materials have been readily available. The Group generally maintains two vendors for each major raw material in order to diversify its vendor base and help to ensure a reliable supply of raw materials at reasonable prices. For the years ended December 31, 2007, 2008 and 2009,

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
the Group purchased 50.9%, 40.3% and 37.6%, respectively, of its total supply of raw materials from its five largest suppliers.

Concentrations of cash and cash equivalents held at financial institutions

The Group’s cash and cash equivalents are held at financial institutions in the PRC, the Hong Kong Special Administrative Region (the “HK SAR”) and the United States of America (the “U.S.”) as follows:

	December 31, 2008
	Denominated	Denominated
	in United	in Hong Kong	Denominated
	States Dollars	Dollars	in Renminbi	Total
	RMB	RMB	RMB	RMB
Location:
PRC	126,057	—	648,824	774,881
Hong Kong	2,648	1,361	—	4,009
United States	33,924	—	—	33,924

Total	162,629	1,361	648,824	812,814

	December 31, 2009
	Denominated	Denominated
	in United	in Hong Kong	Denominated
	States Dollars	Dollars	in Renminbi	Total
	RMB	RMB	RMB	RMB
Location:
PRC	55,622	—	364,058	419,680
Hong Kong	7,479	1,393	—	8,872
United States	13,936	—	—	13,936

Total	77,037	1,393	364,058	442,488

Total — US$	11,286	204	53,335	64,825

Cash and cash equivalents held at financial institutions located in the PRC were uninsured; cash and cash equivalents held at major financial institutions located in the HK SAR were fully insured; and cash and cash equivalents held at major financial institutions located in the U.S. were insured up to US$200 (RMB1,365). Management believes that these major financial institutions have high credit ratings.
(c)	Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

2	Summary of significant accounting policies
(a)	Consolidation
The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. For consolidated subsidiaries where the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as noncontrolling interests. All significant intercompany balances and transactions have been eliminated upon consolidation.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(b)	Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include recoverability of the carrying amount of property, plant and equipment, goodwill and intangible assets (including acquired in-process research and development (“IPR&D”) assets in a business combination); the allocation of the purchase price for the Group’s acquisitions; allowances for doubtful receivables and deferred income tax assets; depreciation and amortizable lives; realizablility of inventories; and amounts recognized for contingencies. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from those estimates.
(c)	Foreign currency translation
The reporting currency of the Group is the Renminbi (“RMB”).

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

Transactions in foreign currencies are translated into the functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the applicable exchange rate at the balance sheet date. The resulting exchange differences are recognized in the consolidated statements of income.

Assets and liabilities of subsidiaries, whose functional currency are not the RMB, are translated into RMB at the exchange rate at the balance sheet date. Income and expense items are translated at the average rates of exchange prevailing during the period. The adjustment resulting from translating the financial statements of such entities is reflected as a component of accumulated other comprehensive loss within shareholders’ equity.

For the U.S. dollar convenience translation amounts included in the accompanying financial statements, the RMB amounts were translated into U.S. dollars at the rate of US$1.00=RMB6.8259, representing the noon buying rate in New York for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistic release of the Federal Reserve Board, as of December 31, 2009. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2009 or on any other date.
(d)	Cash and cash equivalents and pledged bank deposits
Cash and cash equivalents consist of cash on hand, cash in bank accounts, interest-bearing savings accounts, money market funds, time deposits and short-term fixed income investments with original maturities of three months or less at the date of purchase. Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash and cash equivalents total in the consolidated statements of cash flows. The pledged bank deposits represent cash maintained at a bank as security for short-term bills payable issued by the subsidiaries of the Company to third party suppliers. These pledged bank deposits are restricted as to withdrawal or use by the subsidiaries as long as the related short-term bills payable are outstanding. Upon maturity of the bills payable which generally ranges from three to six months, the cash is available for use by the Group.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(e)	Accounts receivable and bills receivable
Accounts receivable are recognized at the invoiced amount and do not bear interest. The Group maintains an allowance for doubtful accounts for estimated losses resulting from inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts, aging data and historical write-off experience. Judgments are made with respect to the collectibility of accounts receivable based on historical experience, customer specific facts and current economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Apart from those disclosed in note 14(d), the Group does not have any off-balance-sheet credit exposure related to accounts receivable.

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
(f)	Inventories
Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average cost method. Costs of work-in-progress and finished goods comprise direct materials, direct labor and related manufacturing overhead based on normal operating capacity.
(g)	Investments in and advances to affiliated companies
Investments in entities where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in the consolidated statements of income.

The Group recognizes a loss when there is a loss in value of an equity method investment which is other than a temporary decline. The process of assessing and determining whether an impairment on a particular equity investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether the Group has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year end, and forecasted performance of the investee. Based on management’s evaluation, there was no impairment charges related to its investments in any affiliated companies for the year ended December 31, 2009.
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

Intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the respective assets. The Group’s intangible assets and their respective estimated useful lives are as follows:

Customer relationships	4 - 11 years
Developed technology	7 - 16 years
Product trademarks	6 - 10 years
Manufacturing and supply licenses	1 - 5 years
IPR&D represents the fair value assigned to incomplete research projects that the Group acquires through business combinations, which at the time of acquisition, have not reached technological feasibility. For business combinations for which the acquisition date is before January 1, 2009, the fair value of IPR&D projects was expensed upon acquisition. For business combinations for which the acquisition date that is on or after January 1, 2009, the fair value of IPR&D projects is recognized as intangible asset on the consolidated balance sheet rather than expensed. The amounts capitalized are accounted for as indefinite-lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, the Group will make a determination as to the useful life of the intangible asset and begin amortization.

The Group tests indefinite-lived intangibles, including IPR&D, for impairment at least annually and whenever impairment indicators are present. The impairment test consists of a comparison of the fair value of the IPR&D with its carrying amount. If the carrying amount of an IPR&D exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment of long-lived assets

Long-lived assets including property, plant and equipment, and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment loss of intangible assets was recognized in 2007, 2008 and 2009.

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

For the years ended December 31, 2007 and 2008, management determined that the Group was the reporting unit for the purposes of goodwill impairment testing. The Group used its market capitalization based on the

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
quoted market price of its ordinary shares in determining the fair value of the reporting unit. No impairment loss of goodwill was recognized in 2007 and 2008.

Following the acquisition of Jiangsu Yanshen Biological Technology Stock Co., Ltd (“Jiangsu Yanshen”) in 2009, management evaluated and determined that the Company has two reporting units: pharmaceutical business unit and vaccines business unit. The goodwill recognized in the acquisition of Jiangsu Yanshen (see note 7(a) was assigned to the vaccine reporting unit. For the year ended December 31, 2009, the Group recognized an impairment loss on goodwill of the vaccine reporting unit of RMB76,398 (US$11,192).
(i)	Land use rights
A land use right in the PRC represents an exclusive right to occupy, use, develop, lease, transfer a piece of land during the contractual term of the land use right. Land use rights are usually paid in one lump sum at the date the right is granted. The payment usually covers the entire duration period of the land use right. The lump sum advance payments are capitalized as land use right assets and then charged to expenses on a straight-line basis over the respective periods of the rights of 24-75 years.
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

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”) which was codified into Accounting Standards Codification (“ASC”) Subtopic 740-10, Income Taxes. Under this Interpretation, management determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based solely on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, it is presumed that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. A recognized income tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. The tax positions are regularly reevaluated based on the results of the examination of income tax filings, statute of limitations expirations and changes in tax law that would either increase or decrease the technical merits of a position relative to the more likely than not recognition threshold. The Group’s policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense.
(k)	Revenues
Sales of pharmaceutical products represent the invoiced value of products sold, net of value added taxes (VAT).

The Group recognizes revenue from the sale of products when the following criteria are met: 1) persuasive evidence of an arrangement exits (sales agreements and customer purchase orders are used to determine the

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
existence of an arrangement); 2) delivery of the product has occurred and risks and benefits of ownership have been transferred, which is when the product is received by the customer at its or a designated location in accordance with the sales terms; 3) the sales price is fixed or determinable; and 4) collectibility is reasonably assured. The Group’s sales agreements do not provide the customer the right of return, unless the products are defective in which case the Group allows for an exchange of products or return. For the periods presented, defective product returns were immaterial.

In the PRC, VAT at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of products and is not recognized as revenue. VAT collected from customers, net of VAT paid for purchases, is recognized as a liability in the consolidated balance sheets until it is paid to the authorities.

Certain of the Group’s subsidiaries operate in special economic zones of the PRC and are eligible to receive an annual refund of a portion of the VAT paid to local tax authorities. The refund is included in revenue in the consolidated statements of income, as it is akin to a government operating subsidy, and is recognized as revenue upon receipt since the refund amount is discretionary and the amount varies year to year based on the availability of government funds as determined by the tax bureau.
(l)	Government grants
Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching to them, and the grants are receivable. Grants that compensate research and development expenses are recognized as a reduction to the related research and development expenses. Grants that compensate the Group for the cost of property, plant and equipment and land use rights are recognized as a reduction of the cost of the related asset and are recognized over the useful life of the asset by way of reduced depreciation expense or lease expense.

For the years ended December 31, 2007, 2008 and 2009, RMB10,000, RMB2,697, and RMB500 (US$73), respectively, have been recognized as a reduction of research and development expenses.
(m)	Research and development
Research and development costs are expensed as incurred. These expenses include the costs of the Group’s internal research and development activities and the costs of research and development conducted by others on behalf of the Group, such as through third-party collaboration arrangements. Research and development costs in connection with third-party collaboration arrangements prior to regulatory approval are expensed when the research and development activities are performed. Once a regulatory approval is obtained, subsequent payments are recognized as intangible assets and, unless the assets are determined to have an indefinite life, amortized over the remaining agreement terms or the expected product life cycle, whichever is shorter.

The costs of acquired technology know-how (drugs in a development stage) that are purchased from others for a particular research and development project either singly, or as part of a group of assets, and that have no alternative future uses (in other research and development projects or otherwise), are expensed as research and development costs. Management has determined that for an acquired technology know-how to have an alternative future use, it should be (a) reasonably expected that the Group will use the technology in an alternative manner for an economic benefit and (b) the Group’s use of the technology is not contingent on further development subsequent to acquisition (that is, it can be used in an alternative manner at the acquisition date). None of the Group’s acquired technology know-how during the periods presented was determined to have an alternative future use at the acquisition date since technological feasibility was not established and regulatory approval from the State Food and Drug Administration of China (“SFDA”) was not obtained. Further subsequent development, including additional clinical testing, was required to obtain the necessary regulatory approval before the products could be launched onto the market for sale.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(n)	Advertising costs
Advertising costs are expensed as incurred and included in sales, marketing and distribution expenses. Advertising costs for the years ended December 31, 2007, 2008 and 2009 amounted to RMB31,016, RMB41,816, and RMB51,914 (US$7,605), respectively.
(o)	Shipping and handling fees and costs
Costs incurred by the Group for shipping and handling to transport and deliver products to customers, are included in sales, marketing and distribution expenses. Shipping and handling fees and costs for the years ended December 31, 2007, 2008 and 2009 amounted to RMB11,912, RMB12,408 and RMB12,491 (US$1,830), respectively.
(p)	Retirement and other postretirement benefits
Contributions to defined contribution retirement plans are charged to the consolidated statements of income as and when the related employee service is provided. The Group does not have any defined benefit retirement plans.
(q)	Share-based payment
The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost on a straight-line basis over the requisite service period.
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
Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Dilutive ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding share options calculated using the treasury stock method. Dilutive ordinary equivalent shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive.
(t)	Segment reporting
For the years ended December 31, 2007, 2008 and 2009, the Group as a whole is the only operating segment. The Group’s chief operating decision maker regularly receives and reviews the financial information on a consolidated group basis to make decisions about resource allocation and assess performance. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.
(u)	Fair value measurement
On January 1, 2008, the Group adopted the provisions of FASB Statement No. 157, Fair Value Measurements, included in FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

On January 1, 2009, the Group adopted the provisions of FASB ASC 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. For the year ended December 31, 2009, a goodwill impairment charge of RMB76,398 (US$11,192) was recognized based on the reporting unit's fair value (see note 7(a) and 21).
(v)	Recently adopted accounting standards
ASC 805, Business Combinations

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (codified as FASB ASC 805, Business Combinations). ASC 805 modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100% of the assets acquired, liabilities assumed, and noncontrolling interest in the acquiree at the acquisition-date fair value. In addition, ASC Topic 805 requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent acquired assets and liabilities, as well as contingent consideration, to be recognized at fair value. ASC 805 is applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

ASC 810, Consolidation

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51 (codified as FASB ASC 810, Consolidation). ASC 810 establishes accounting and reporting standards for the treatment of noncontrolling interests in a subsidiary. Noncontrolling interests in a subsidiary will be reported as a component of equity in the consolidated financial statements and any retained noncontrolling equity investment upon deconsolidation of a subsidiary will initially be measured at fair value. ASC 810 is effective, on a prospective basis, for fiscal years beginning on or after December 15, 2008. However, presentation and disclosure requirements must be retrospectively applied to comparative financial statements. The Group adopted the provisions of ASC 810 on January 1, 2009. The Group classified earnings attributable to noncontrolling interests (previously referred to as “minority interests”) as part of consolidated net income and to include the accumulated amount of noncontrolling interests as part of shareholders’ equity. The Group also classified payments for acquisition of additional noncontrolling interests as financing activities in the consolidated statements of cash flows.

ASC 808, Collaborative Arrangements

In December 2007, the FASB issued Emerging Issues Task Force (“EITF”) No. 07-1, “Accounting for Collaborative Arrangements” (codified as FASB ASC 808, Collaborative Arrangements). ASC 808 establishes reporting requirements regarding financial statement presentation and disclosure of collaborative arrangements, which includes arrangements entered into regarding development and commercialization of products. It requires certain transactions between collaborators to be recorded in the statements of income on either a gross or net basis when certain characteristics exist in the collaborative relationship. ASC 808 became effective for the Group on January 1, 2009. The initial adoption of ASC 808 did not have a significant impact on the Group’s financial position and results of operations.

3	Accounts and bills receivables, net

Accounts and bills receivables, net are summarized as follows:

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Accounts receivable	316,139	303,255	44,428
Less: allowance for doubtful accounts	(6,995)	(6,749)	(989)

Accounts receivable, net	309,144	296,506	43,439
Bills receivable	439,853	407,815	59,745

Total accounts and bills receivables, net	748,997	704,321	103,184

The movements of the allowance for doubtful accounts are as follows:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	6,834	6,635	6,995	1,025
Additions charged to bad debt expense	1,203	1,576	101	15
Write-off of accounts receivable	(1,402)	(1,216)	(347)	(51)

Ending allowance for doubtful accounts	6,635	6,995	6,749	989

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 30 to 90 days from the date of billing. The Group does not require collateral or other security to support credit sales.

Several subsidiaries of the Company sold bills receivable with recourse to third party financial institutions. Under this arrangement, control over the transferred bills receivable is surrendered and the subsidiaries do not retain beneficial interests in the transferred bills receivables. All of the transferred bills receivables were accounted for as sales and derecognized upon transfer pursuant to the provisions of FASB ASC 860, Transfer and Servicing.

For the years ended December 31, 2007, 2008 and 2009, the Group received proceeds from the sale of bills receivable of RMB51,720, RMB274,183 and RMB1,038,053 (US$152,076), respectively. The Group recognized discounts of RMB521, RMB2,993 and RMB7,392 (US$1,083) in respect of bills receivable sold for the years ended December 31, 2007, 2008 and 2009, respectively, which have been included in interest expense.

4	Inventories

Inventories by major categories are summarized as follows:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Raw materials	14,537	21,801	3,194
Consumables and packaging materials	12,914	9,890	1,449
Work-in-progress	17,924	21,888	3,207
Finished goods	50,573	53,076	7,775

Total inventories	95,948	106,655	15,625

Inventory write-downs of RMB3,213, RMB3,000 and RMB2,855 (US$418) were recognized in cost of materials and production in the consolidated statements of income during the years ended December 31, 2007, 2008 and 2009, respectively.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
5	Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Buildings and leasehold improvements	326,120	441,970	64,749
Machinery and equipment	165,958	307,230	45,009
Motor vehicles	38,058	40,709	5,964
Furniture, fixtures and office equipment	31,766	51,315	7,518
Construction-in-progress	64,927	147,280	21,577

	626,829	988,504	144,817
Less: accumulated depreciation and amortization	(163,770)	(243,791)	(35,716)

	463,059	744,713	109,101
Deposits for purchase of property, plant and equipment	15,791	13,533	1,983

Property, plant and equipment, net	478,850	758,246	111,084

The Group capitalizes interest cost as a component of the cost of construction in progress. Interest incurred consists of the following:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Interest cost capitalized	763	2,133	137	20
Interest cost charged to income	6,346	4,693	12,126	1,776

Total interest cost incurred	7,109	6,826	12,263	1,796

6	Land use rights

Land use rights consist of the following items:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Land use rights:
— non-current portion	114,624	146,158	21,412
— current portion	2,472	3,200	469

Total land use rights	117,096	149,358	21,881

As of December 31, 2009, land use rights with carrying value of RMB26,154 (US$3,832) were pledged to banks as collateral for long-term bank loans of RMB20,000 (US$2,930). No land use rights were pledged to banks as of December 31, 2008.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

7	Acquisitions, goodwill and intangible assets
(a)	2009 acquisitions
Acquisition of a 10% equity interest in Shandong Simcere

On January 6, 2009, the Group acquired 10% equity interest in Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd. (“Shandong Simcere”) for cash consideration of RMB30,128 (US$4,414). The additional purchase of ownership interests in Shandong Simcere did not constitute a change in control. The noncontrolling interest was reduced by RMB7,622 (US$1,117) and the Group recognized RMB22,506 (US$3,297) as a reduction to additional paid-in-capital which represented the difference between the fair value of the consideration and the carrying amount of the 10% noncontrolling interest acquired as of the purchase date. As a result of the acquisition of the additional 10% equity interest, Shandong became a wholly owned subsidiary of the Group.

Acquisition of a 52.5% equity interest in Jiangsu Yanshen

The Group acquired acquire 37.5% equity interest in Jiangsu Yanshen, a China-based developer and manufacturer of human vaccines, for cash consideration of RMB195,540 (US$28,647). The 37.5% equity interest acquisition was completed on May 22, 2009 and the Group commenced accounting for its equity interest of 37.5% under the equity method on that date. The purchase consideration was paid in full in July 2009.

In October and November, 2009, the Group entered into share purchase agreements to acquire 100% equity interest in ChinaVax for aggregate cash consideration of RMB102,654 (US$15,039). ChinaVax is a Cayman Islands investment holding company which then held 15% equity interest in Jiangsu Yanshen. As of December 31, 2009, 70% of the purchase consideration relating to the acquisition of China Vax, or RMB71,858 (US$10,529), was paid.

As a result, the Group obtained 100% controlling interest in ChinaVax and therefore, combined with its previous 37.5% equity interest held in Jiangsu Yanshen, the Group holds 52.5% controlling interest in Jiangsu Yanshen.

The Group ceased using the equity method and began consolidating Jiangsu Yanshen on December 9, 2009, the date the Group obtained a 52.5% controlling interest in Jiangsu Yanshen through the acquisition of China Vax. The acquisition of Jiangsu Yanshen was accounted for by the Group as a business combination. As required under ASC 805, the Group remeasured its previously held equity interest of 37.5% in Jiangsu Yanshen which was determined to be RMB143,956 (US$21,089) and recognized a resulting loss of RMB55,587 (US$8,144) in equity in losses of equity method affiliated companies for the year ended December 31, 2009. The remeasurement of the previously held equity interest of 37.5% resulted in a loss because the fair value of the equity interest in Jiangsu Yanshen on the date of remeasurement was less than its carrying value. The decline in the fair value was due to reduced estimated future cash flows as a result of the SFDA investigation on Jiangsu Yanshen’s sales of human use rabies vaccines and its subsequent resolution (see note 7(e)).

The acquisition of the 52.5% equity interest in Jiangsu Yanshen resulted in the recognition of goodwill of RMB208,123 (US$30,490) which has been allocated to the vaccines reporting unit and intangible assets of RMB139,500 (US$20,437). Goodwill and the amortization of intangible assets arising from the acquisition are not deductible for tax purposes. The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed at the date of acquisition. Contingent liabilities were recognized to the extent the amounts were probable and reasonably estimable. The final determination of fair value for certain assets

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
and liabilities will be subject to the resolution of contingency which may result in adjustments to the preliminary values presented below:

Amount
RMB
Cash and cash equivalents	92,340
Other current assets	97,863
Deferred tax assets	25,463
Property, plant and equipment	203,287
Developed technology	41,200
Manufacturing licenses	5,200
In-process research and development	93,100
Land use right	34,800
Goodwill	208,123

Total assets acquired	801,376
Current liabilities	(264,135)
Deferred tax liabilities	(39,482)
Other long term liabilities, primarily long term loans	(68,804)

Net assets acquired	428,955

In connection with the acquisition of Jiangsu Yanshen, the Group recognized in-process research and development projects at their fair value of RMB93,100 (US$13,639), which at the time of the acquisition, had not reached technological feasibility. The IPR&D of RMB93,100 (US$13,639) is comprised of RMB66,300 (US$9,713) of the Hepatitis A vaccine IPR&D project and RMB26,800 (US$3,926) of the rabies vaccines IPR&D project.

The estimated useful lives of the identifiable intangible assets acquired in the acquisition are 7.1 years for developed technology and 0.5 years for manufacturing licenses. At the date of acquisition, the intangible assets acquired have a weighted-average useful life of 6.4 years and the developed technology acquired have a weighted-average useful life of 7.1 years.

The acquisition broadens the Group’s product portfolio. The goodwill recognized as part of the acquisition of Jiangsu Yanshen consists primarily of the opportunity to enter into the vaccines market in the PRC and the expected synergies and other benefits that will result from combining the sales and distribution network.

Unaudited proforma financial information

The following unaudited pro forma financial information represents the results of operations of the Group as if the acquisition of Jiangsu Yanshen had occurred as of the beginning of 2008 and 2009. The unaudited pro forma financial information is not necessarily indicative of what the Company’s consolidated results of operations actually would have been had it completed the acquisition at the beginning of 2008 and 2009. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations of the combined entity.

	Year ended December 31,
	2008	2009
	RMB	RMB
	(unaudited)	(unaudited)
Revenue	1,861,526	2,013,505
Income (loss) from operations	241,862	102,687
Net income attributable to Simcere Pharmaceutical Group	300,775	18,951
Earnings per share attributable to Simcere Pharmaceutical Group
Basic	2.41	0.16
Diluted	2.41	0.16

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
Acquisition of an approximately 35% equity interest in Shanghai Celgen

On August 21, 2009, the Group acquired approximately 35% equity stake in Shanghai Celgen Bio-Pharmaceutical Co., Ltd. (“Shanghai Celgen”) for cash consideration of RMB110,000 (US$16,115) through the 100% acquisition of Pearl Ocean. Pearl Ocean holds approximately 47% of the equity interest of Kanda Biotech Holdings Ltd. (“Kanda Biotech”), which in turn holds 75% of the equity of Shanghai Celgen. Pearl Ocean and Kanda Biotech are holding companies with no substantive operations. The Group accounts for its investment in Shanghai Celgen using the equity method of accounting.

Under the terms of the share purchase agreement, the Group has the option (the “put option”) to sell 100% equity interest in Pearl Ocean to the original selling shareholders for the same consideration paid by the Group plus accrued interest if i) Shanghai Celgen’s major biogeneric drug candidate is not approved by the SFDA within 24 months from the date of agreement; or ii) anytime within 24 months from the date of agreement when Shanghai Celgen determines that it would be unable to obtain the SFDA approval for the biogeneric drug candidate.

The purchase consideration was allocated between the equity investment and the put option based on a relative fair value model at inception. Management determined the fair value of the put option based on Black-Scholes model and allocated RMB2,950 (US$432) of the purchase consideration to the put option at inception. The put option is classified as other non-current asset and is amortized over its estimated economic useful life of 2 years.

The excess of cost over the Group’s share of net assets of the equity method investees was RMB35,595 (US$5,215) as of December 31, 2009. In accordance with ASC 350, the investment is analyzed for impairment in accordance with FASB ASC 323, Investments — Equity Method and Joint Ventures.
(b)	2008 acquisition
Acquisition of a 70% equity interest in Simcere Zhong Ren

On May 5, 2008, the Group completed the acquisition of 70% of the outstanding equity interest in Wuhu Simcere Zhong Ren Pharmaceutical Co., Ltd. (“Simcere Zhong Ren”), a PRC company based in Wuhu, for cash consideration of RMB65,090. Simcere Zhong Ren is a PRC-based drug manufacturer that specializes in the production of a 5-FU sustained release anti-tumor implant, Sinofuan. Sinofuan is the sustained release anti-tumor implant approved by the SFDA. The acquisition furthers the Group’s growth strategy, enhances the offerings in the anti-tumor drug market and creates synergies with Endu, the Group’s anti-tumor drug. In particular, it can achieve economies of scales through increased utilization of the Group’s existing distribution channels. The acquisition of Simcere Zhong Ren was accounted for as a business combination and the purchase price was allocated to the assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The financial results of Simcere Zhong Ren have been consolidated and included in the Company’s consolidated financial statements from May 1, 2008 onwards.

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

The estimated useful lives of the identifiable intangible assets acquired in the acquisition of Simcere Zhong Ren are 12 years for developed technology, and 1.1 years for manufacturing license. The intangible assets acquired have a weighted-average useful life of 11.8 years from the date of acquisition. Goodwill and the amortization of these intangibles assets are not deductible for tax purposes.
(c)	2007 acquisitions
Acquisition of an additional 10% equity interest in Shandong Simcere

On June 13, 2007, upon receiving relevant regulatory approval, the Group completed its acquisition of an additional 10% equity interest in Shandong Simcere for RMB27,064. Following the acquisition, the Group held 90% equity interest in Shandong Simcere. The Group accounted for this transaction as a step acquisition using the purchase method of accounting.

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

The estimated useful lives of the identifiable intangible assets acquired in the acquisition of the additional 10% interest in Shandong Simcere are 5.6 years for customer relationship, 15 years for developed technology, and 3.8 years for manufacturing license. The intangible assets acquired have a weighted-average useful life of 14.3 years from the date of acquisition. Goodwill and the amortization of these intangible assets are not deductible for tax purposes.

Acquisition of 51% equity interest of Boda

On October 18, 2007, the Group completed its acquisition of 51% of the outstanding equity interest in Jilin Province Boda Pharmaceutical Co., Ltd. (“Boda”), a PRC based company that manufactures and sells

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
pharmaceutical products in the PRC, for RMB123,061. Boda is the manufacturer of injectable stroke management medication, Yidasheng, the edaravone injection. Yidasheng is the only other edaravone injection currently available in the PRC other than Bicun, the Group’s product at the acquisition date. The acquisition of Boda is expected to help the Group capture the majority share of the edaravone injection market in the PRC and to create synergies with Bicun and the Group’s other existing products. RMB114,738 of the consideration was paid in 2007 with the remaining balance paid in 2008. The acquisition of Boda was accounted for as a business combination and the purchase price was allocated to the assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The financial results of Boda have been consolidated and included in the Company’s consolidated financial statements from October 1, 2007 onwards.

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

Unaudited proforma financial information

The following unaudited pro forma financial information represents the results of operations of the Group as if the acquisition of Boda had occurred as of the beginning of 2007. The unaudited pro forma financial information is not necessarily indicative of what the Company’s consolidated results of operations actually would have been had it completed the acquisition at the beginning of 2007. In addition, the unaudited pro forma financial information does not attempt to project the future results of operations of the combined entity.

Year ended
December 31, 2007
RMB
(unaudited)

Revenue	1,414,439
Income from operations	272,833
Net income	299,054
Earnings per share
Basic	2.54
Diluted	2.46

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
Acquisition of an 85.71% equity interest in Tung Chit

On November 21, 2007, the Group acquired 100% of the outstanding ordinary shares of Master Luck Corporation (“Master Luck”), an investment holding company which owns 85.71% of the outstanding equity interest in Nanjing Tung Chit Pharmaceutical Co., Ltd. (“Tung Chit”), a PRC company based in Nanjing that manufactures and sells pharmaceutical products in the PRC, for cash consideration of RMB32,927. Tung Chit is the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is marketed under the brand name Jiebaishu. This acquisition further complements the Group’s current portfolio of products and is expected to create synergies with the Group’s existing antineoplastic pharmaceuticals. The acquisition of Tung Chit was accounted for by the Group under the purchase method.

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
(d)	Intangible assets
The Group’s intangible assets related to the Group’s acquisitions consisted of the following:

	December 31, 2008
		Gross
	Amortization	carrying	Accumulated	Net carrying
	period	amount	amortization	amount
	Years	RMB	RMB	RMB
Customer relationships	4-11	37,418	(12,900)	24,518
Developed technologies	10-16	284,995	(38,174)	246,821
Product trademarks	6-10	4,303	(2,077)	2,226
Manufacturing and supply licenses	1-5	4,344	(2,665)	1,679

Total intangible assets		331,060	(55,816)	275,244

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

	December 31, 2009
		Gross
	Amortization	carrying	Accumulated	Net carrying
	period	amount	amortization	amount
	Years	RMB	RMB	RMB
Customer relationships	4-11	37,418	(18,323)	19,095
Developed technologies	7-16	323,640	(56,933)	266,707
Product trademarks	6-10	4,303	(2,547)	1,756
Manufacturing and supply licenses	1-5	9,544	(4,871)	4,673
In-process research and development		93,100	—	93,100

Total intangible assets		468,005	(82,674)	385,331

Total — US$		68,563	(12,112)	56,451

Amortization expense for intangible assets for the years ended December 31, 2007, 2008 and 2009, was RMB15,084, RMB29,433 and RMB29,413 (US$4,309), respectively. Amortization expense of customer relationships is recognized in sales, marketing and distribution expenses and amortization expense for developed technology, product trademarks and manufacturing and supply licenses is recognized in cost of materials and production. As of December 31, 2009, the estimated amortization expense for the years ended December 31 is as follows:

RMB
2010	37,128
2011	32,410
2012	30,988
2013	27,937
2014	26,746
(e)	Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 are as follows:

	Year ended December 31,
	2008	2009	2009
	RMB	RMB	US$
Balance at the beginning of the year	161,496	178,211	26,108
Acquisition of Simcere Zhong Ren	16,715	—	—
Acquisition of Jiangsu Yanshen	—	208,123	30,490
Impairment loss	—	(76,398)	(11,192)

Balance at the end of year	178,211	309,936	45,406

During the course of the Group’s acquisition of the additional 15% equity interest in Jiangsu Yanshen from China Vax in October and November 2009, the SFDA issued a public notice announcing four batches of human use rabies vaccines manufactured by Jiangsu Yanshen between July and October 2008 were found to have quality problems based on preliminary investigation by the SFDA. The SFDA announced the initiation of a comprehensive investigation into the quality controls on the production of human use rabies vaccines and ordered Jiangsu Yanshen to halt marketing and production of all products, including human use rabies vaccines.

In May 2010, upon the completion of the SFDA investigation, Jiangsu Yanshen was fined RMB25,638 (US$3,756) for sale of substandard human use rabies vaccines; Jiangsu Yanshen was required to bear the cost

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
of patient re-vaccinations of approximately RMB23,034 (US$3,375); Jiangsu Yanshen had its GMP license for the production of human use rabies vaccines revoked and; certain of Jiangsu Yanshen’s employees were prohibited to engage in the production and marketing of pharmaceutical products for a period of ten years. Such employees are also subject to a criminal investigation. The criminal investigation is still ongoing at the date of this report. It is uncertain whether Jiangsu Yanshen itself will be subject to any criminal investigations or whether Jiangsu Yanshen will be subject to additional charges or penalties as a result.

As of December 31, 2009, the Group had recognized an accrual of RMB50,300 (US$7,369) for the matter described in this note. Management does not expect any further claims and charges, individually or in aggregate, will have a material adverse impact on the financial position, results of operations, or cash flows of the Group. This matter is subject to inherent uncertainties and management’s view of it may change in the future.

Management determined that the contingency that existed as of December 31, 2009, which is the SFDA investigation that was based on events and facts and circumstances that existed at the acquisition date, and the resolution of the contingency subsequent to December 31, 2009, provides an indication that the fair value of the reporting unit is below its carrying amount as of December 31, 2009.

Therefore, management performed impairment testing of goodwill of the vaccines reporting unit as of December 31, 2009.

Based on such impairment testing, the carrying amount of the vaccine reporting unit as of December 31, 2009 was greater than the fair value of the vaccine reporting unit as determined using the present value of expected future flows, and the carrying amount of the vaccine reporting unit goodwill as of December 31, 2009 exceeded the implied fair value of that goodwill. As a result, the Group recognized a goodwill impairment charge of RMB76,398 (US$11,192) as of December 31, 2009 to reduce the vaccine reporting unit goodwill to its implied fair value.

There was no impairment loss in the pharmaceutical reporting unit goodwill as of December 31, 2009.

8	Short-term borrowings
Short-term borrowings and current portion of long-term debts consist of the following:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Unsecured government loan	3,000	3,000	439
Unsecured bank loans	—	65,000	9,523
Current portion of long-term government loan	3,000	8,000	1,172

Total	6,000	76,000	11,134

Short-term unsecured bank loans bear fixed interest rates ranging from 4.37% to 5.50% per annum. The weighted average effective interest rates on short-term borrowings outstanding as of December 31, 2008 and 2009 were nil and 4.76% per annum, respectively.

As of December 31, 2008 and 2009, the Group had unutilized banking facilities of RMB50,000 and RMB800,000 (US$117,201), respectively.

9	Long-term debts
Long-term debts consist of the following:

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Unsecured bank loans, interest at floating rate equal to RMB benchmark lending rate of financial institutions multiplied by 105%, payable in semiannual installments from 2011 to 2012	—	48,685	7,132
Secured bank loans, interest at floating rate equal to RMB benchmark lending rate of financial institutions multiplied by 105%, payable in semiannual installments from 2011 to 2012	—	20,000	2,930
Unsecured government loan, interest at floating rate, payable in annual installments from 2010 to 2020	52,000	52,000	7,618
Secured government loan, interest at fixed rate of 5.40%, payable in annual installments from 2010 to 2011	13,000	10,000	1,465

Total long-term debts	65,000	130,685	19,145
Less: current portion (note 8)	(3,000)	(8,000)	(1,172)

Long-term debts, excluding current portion	62,000	122,685	17,973

As of December 31, 2008 and 2009, long term debts include an unsecured government loan obtained from a local district government to finance the construction of a new production plant in a city in Jilin Province, and a secured government loan from a local district government for working capital needs.

The weighted-average effective interest rates on long-term loans outstanding as of December 31, 2008 and 2009 were 6.90% and 5.85% per annum, respectively. None of the short-term and long-term loans contain any financial covenants or subjective acceleration clauses.

The aggregate maturities of long-term debts for each of the five years subsequent to December 31, 2009 are as follows:

December 31,
2009
RMB
2010	8,000
2011	61,700
2012	23,385
2013	4,700
2014	4,700
Thereafter	28,200

Total	130,685

10	Income tax
Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgins Islands, the Company and State Good Group Limited (“SGG”) are not subject to tax on their income or capital gains. In addition, upon any payment or dividend paid by these companies, no Cayman Islands or British Virgins Islands withholding tax is imposed.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
People’s Republic of China

The Company’s subsidiaries incorporated in the PRC file separate income tax returns.

Prior to January 1, 2008, the PRC’s statutory income tax rate was 33%, consisting of 30% state tax and 3% local tax. Under the then effective tax laws and regulations, subsidiaries that were production-oriented foreign investment enterprises were entitled to a tax holiday of a two-year 100% exemption followed by a three-year 50% exemption commencing from the first profit-making year after offsetting accumulated tax losses (“2+3 tax holiday”), and certain subsidiaries located in Special Economic Zones or Economic and Technological Development Zones were subject to preferential lower tax rate of 15%.

On March 16, 2007, the National People’s Congress passed the Corporate Income Tax Law of the PRC (“CIT law”), which unified the income tax rate to 25% for all enterprises. The CIT law was effective as of January 1, 2008. The CIT law and its relevant regulations provide a five-year transition period for those enterprises which were established before March 16, 2007 and which were entitled to a preferential income tax rate of 15% under the then effective tax laws and regulations, and also provides a grandfather of certain tax holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively. In addition, manufacturing entities that were previously entitled to the 2+3 tax holidays under the then effective tax laws and regulations shall continue to enjoy the tax holidays until they expire. Further, entities that qualify as “Advanced and New Technology Enterprises” (“ANTEs”) under the CIT law are entitled to a preferential ANTE income tax rate of 15%.

The Company’s major PRC subsidiaries are subject to the following tax rates:
•	Jiangsu Simcere Pharmaceutical Co., Ltd. (“Jiangsu Simcere”) and Jiangsu Simcere Pharmaceutical R&D Co., Ltd. (“Simcere Research”) are subject to income tax at 33% in 2007, and at 25% from 2008 onwards.

•	Simcere Pharmaceutical Co., Ltd. (“Hainan Simcere”) is subject to income tax at 0%, 9%, 10%, 11%, 24% and 25% for 2007, 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

•	Shandong Simcere is subject to income tax at 0%, 0%, 10%, 11%, 12% and 25% for 2007, 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

•	Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd. (“Nanjing Simcere”) and Tung Chit are subject to income tax at 0% for 2007, 12.5% from 2008 to 2010 and 25% from 2011 onwards.

•	Shanghai Simcere Pharmaceutical Co., Ltd. (“Shanghai Simcere”) is subject to income tax at 15%, 18%, 20%, 22%, 24% and 25% for 2007, 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

•	Boda is subject to income tax rate at 33% for 2007, 15% for 2008 to 2010 and 25% from 2011 onwards.

•	Simcere Zhong Ren is subject to income tax at 33% for 2007, 25% for 2008, 15% for 2009 to 2010 and 25% from 2011 onwards.

•	Jiangsu Yanshen is subject to income tax at 15% for 2009 and 2010 and 25% from 2011 onwards.
The CIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As of December 31, 2009, the Group has not recognized a deferred tax liability of RMB56,101 (US$8,219) for undistributed earnings of RMB561,007 (US$82,188) generated by the PRC subsidiaries for 2008 and 2009 since the Group plans to indefinitely reinvest these earnings in the PRC.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
The components of earnings (losses) before income taxes and noncontrolling interests are as follows:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cayman Islands	(409)	(30,377)	(49,348)	(7,230)
British Virgin Islands	(7,795)	(1,080)	(6,865)	(1,005)
PRC	335,277	459,028	101,979	14,939

Total	327,073	427,571	45,766	6,704

(a)	Income taxes
Income tax expense (benefit) consists of the following:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
PRC
Current	2,518	52,055	38,263	5,606
Deferred	11,009	(2,770)	(21,366)	(3,131)

Total income tax expense	13,527	49,285	16,897	2,475

(b)	Income tax contingencies
The following table summarizes the movement of unrecognized tax benefits:

	2007	2008	2009
	RMB	RMB	RMB
Balance at January 1	14,195	19,928	19,928
Increase related to current year tax positions	5,733	—	—

Balance at December 31	19,928	19,928	19,928

Balance at December 31 — US$			2,921

The balance of total unrecognized tax benefits as of each year end, if recognized, would affect the Group’s effective income tax rate. For the years ended December 31, 2007, 2008 and 2009, the Group accrued interest of Nil, RMB601 and RMB1,032 (US$151) respectively, related to unrecognized tax benefits. As of December 31, 2007, 2008 and 2009, the Group recognized cumulative interest related to unrecognized tax benefit of Nil, RMB601 and RMB1,633 (US$239) respectively. Management does not expect that the total amount of unrecognized tax benefits as of December 31, 2009 will significantly change over the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The PRC tax returns for the Company’s PRC subsidiaries are open to examination by the PRC state and local authorities for the tax years beginning in 2004.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(c)	Reconciliation of expected income tax to actual income tax expense
The actual income tax expense reported in the consolidated statements of income differs from the amounts computed by applying the PRC statutory income tax rate to earnings before income taxes as a result of the following:

		Year ended December 31,
	Note	2007	2008	2009	2009
		RMB	RMB	RMB	US$
PRC statutory tax rate		33%	25%	25%	25%
Computed “expected” income tax expense		107,935	106,893	11,441	1,676
Non-deductible expense
Research and development		2,871	1,509	—	—
Remeasurement loss of previously held equity interest in Jiangsu Yanshen		—	—	13,878	2,033
Impairment on goodwill		—	—	13,643	1,999
Deemed income for free samples		—	640	5,046	739
Non-taxable income		(1,735)	(252)	(4,741)	(695)
Tax rate differential		(70,782)	(23,980)	(20,653)	(3,026)
Effect of tax holiday	(a)	(63,539)	(56,407)	(23,500)	(3,442)
Non-PRC entities not subject to income tax		2,707	7,864	13,072	1,915
Change in valuation allowance		15,619	13,111	9,148	1,340
Tax rebate		(4,888)	—	—	—
Tax credit for purchase of domestic equipment		(2,124)	(4,255)	—	—
Other		4,846	5,311	3,995	585
Change in enacted tax rates or tax status		22,617	(1,149)	(4,432)	(649)

Actual income tax expense		13,527	49,285	16,897	2,475

Notes:

(a)	The effect of tax holiday increased the Group’s net income by RMB62,916, RMB55,675 and RMB23,500 (US$3,442) for the years ended December 31, 2007, 2008 and 2009, respectively. Consequently, the effect of the tax holiday also increased the Group’s basic and diluted earnings per share for such periods as follows:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Increase in earnings per share:
Basic	0.54	0.45	0.20	0.03
Diluted	0.52	0.45	0.20	0.03

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(d)	Deferred taxes
The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax asset and liabilities are as follows:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Deferred tax assets:
Property, plant and equipment	4,356	5,366	786
Intangible assets	2,797	2,147	315
Accounts receivable	2,168	14,474	2,120
Inventories	467	4,927	722
Tax loss carryforwards	4,646	18,427	2,700
Accruals	21,122	40,136	5,880
Others	65	1,232	180

Total gross deferred tax assets	35,621	86,709	12,703
Valuation allowance	(24,481)	(33,629)	(4,927)

Net deferred tax assets	11,140	53,080	7,776
Deferred tax liabilities
Intangible assets	(65,403)	(94,479)	(13,841)
Property, plant and equipment	(534)	(6,050)	(886)

	(65,937)	(100,529)	(14,727)
Net deferred tax liabilities	(54,797)	(47,449)	(6,951)

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

The increase (decrease) in the valuation allowance during the years ended December 31, 2008 and 2009 were (RMB1,604) and RMB9,148 (US$1,340), respectively. As of December 31, 2008, full valuation allowances were provided against the deferred tax assets of Jiangsu Simcere and Simcere Research, which were at cumulative loss positions. The decrease in valuation allowance in 2008 was primarily due to an increase in valuation allowance for the additional deferred tax assets in Jiangsu Simcere, which was offset by a reduction of valuation allowance in Simcere Research, of which RMB14,715 was utilized by the significant earnings in 2008 arising from the intercompany sale transactions that had been eliminated upon consolidation and such tax benefit is recognized in consolidation as the transferred intellectual properties are amortized. The increase in valuation allowance in 2009 was mainly due to the increase in the deferred tax assets of Jiangsu Simcere.

The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Tax loss carryforwards of the Group’s PRC subsidiaries amounted to RMB79,500 (US$11,647) as of December 31, 2009, of which RMB89, RMB4,057, RMB19,534 ,RMB14,318 and RMB41,502 will expire if unused by December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

11	Other current liabilities
Other current liabilities consist of the following:

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Accrued traveling and conference expenses	90,760	82,059	12,022
Accrued construction costs and payable for acquisition of property, plant and equipment and land use right	32,890	54,360	7,964
VAT payable	36,562	50,640	7,419
Provision for rabies vaccine re-inoculation cost and penalty (note 7(a))	—	50,300	7,369
Government grants (note (a))	12,753	41,969	6,148
Payable for acquisitions (note (b))	9,830	40,631	5,952
Security deposits from employees and agents (note (c))	21,714	23,345	3,420
Customer receipts in advance	11,239	4,965	727
Accrued research and development expenses	6,929	4,003	586
Accrued legal and professional fees	1,555	2,916	427
Other accrued liabilities (note (d))	27,611	34,918	5,116
Income taxes payable (note 10)	23,290	23,842	3,493
Deferred tax liabilities (note 10(d))	225	—	—

Total other current liabilities	275,358	413,948	60,643

Notes:

(a)	The amounts represent the deferred portion of the conditional and refundable government grants received but not recognized since the conditions are subject to future events.

(b)	As of December 31, 2008 and 2009, the outstanding balance includes RMB9,830 unpaid consideration related to the acquisition of 80% of Shandong Simcere which was to be paid upon completion of the trial period of certain quality control procedures in relation to Endu, which are procedural in nature. The amount was paid in May 2010. The outstanding balance as of December 31, 2009 also includes the unpaid consideration payable of RMB30,801 (US$4,511) for the acquisition of the additional 15% equity interest in Jiangsu Yanshen .

(c)	The amounts represent refundable cash security deposits received from certain employees and from third party marketing agents.

(d)	Other accrued liabilities relate to accruals for purchase of technology know-how, selling expenses, utilities expenses and other miscellaneous expenses.

12	Statutory reserves
Under PRC rules and regulations, the Company’s PRC operating subsidiaries are required to provide for certain statutory reserves as follows:

Statutory surplus reserve

According to the respective Articles of Association, the Company’s PRC operating subsidiaries are required to transfer 10% of the net profit, as determined in accordance with PRC GAAP, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital of the respective companies. The transfer to this reserve must be made before distribution of dividends to shareholders can be made.

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

For the years ended December 31, 2007, 2008 and 2009, the Company’s subsidiaries made appropriation to these statutory reserve funds of RMB45,450, RMB38,614 and RMB31,809 (US$4,660), respectively. The accumulated balance of the statutory reserve funds maintained at the Company’s PRC operating subsidiaries as of December 31, 2008 and 2009 were RMB133,931 and RMB165,740 (US$24,281), respectively.

13	Pension and other postretirement benefits
Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. Contributions of RMB5,149, RMB7,062 and RMB10,181 (US$1,492) for the years ended December 31, 2007, 2008 and 2009, respectively, were charged to expense. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

14	Commitments and contingencies
(a)	Operating lease commitments
The Group leases certain laboratories, offices and warehouses under various operating lease arrangements. The rental expense under the operating leases was approximately RMB1,812, RMB3,304 and RMB2,909 (US$426) for the years ended December 31, 2007, 2008 and 2009, respectively. In the normal course of business, leases that expire are renewed or replaced by leases on other properties. As of December 31, 2009, the Group’s future minimum rental payment under non-cancellable operating leases was as follows:

December 31,
2009
RMB
2010	1,560
2011	265
2012	3
2013	3
2014	3
Thereafter	34

Total	1,868

(b)	Commitments
As of December 31, 2009, the Group’s capital commitments for construction projects and purchase of machinery and equipment were RMB49,049 (US$7,186).

As of December 31, 2009, the Group had commitments for advertising and research and development projects of RMB17,047 (US$2,498) of which RMB13,914 and RMB3,133 are payable in 2010 and 2011, respectively.
(c)	Depositary receipt facility
During the years ended December 31, 2007, 2008 and 2009, the Company received an incentive payment of RMB20,526, RMB1,104 and RMB1,092 (US$160) respectively, which is recognized as other non-operating income in the consolidated statements of income, from a bank in order to provide that bank with the exclusive right to manage the Company’s American Depositary Receipt (ADR) program. Under the terms of the depositary receipt facility with the bank, the Company has a contingent obligation to compensate the bank in

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
the event the Company terminates the ADR program or the number of ADRs outstanding declines by more than 50%.
(d)	Sales of bills receivable commitments
As of December 31, 2008 and 2009, outstanding bills receivable discounted with third party financial institutions that have not matured for which the Group has a recourse obligation amounted to RMB103,965 and RMB384,358 (US$56,309), respectively. The Group has not historically experienced credit losses with respect to bills receivables sold with recourse. No recourse liability was recognized as of December 31, 2008 and 2009 as the estimated fair value of the recourse obligation was immaterial.

15	Earnings per share
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Numerator for basic and diluted earnings per share:

Net income attributable to Simcere Pharmaceutical Group	301,261	350,151	26,428	3,871

Denominator:

Basic weighted average number of ordinary shares outstanding	117,534,566	124,921,934	115,099,258	115,099,258
Effect of dilutive options and non-vested shares	4,132,941	83,869	1,505,661	1,505,661

Diluted weighted average number of ordinary shares outstanding	121,667,507	125,005,803	116,604,919	116,604,919

Basic earnings per share	2.56	2.80	0.23	0.03

Diluted earnings per share	2.48	2.80	0.23	0.03

The computation of diluted earnings per share for the years ended December 31, 2007, 2008 and 2009 did not assume conversion of nil, 630,000 share options and nil, respectively because the exercise prices of the share options were greater than or equal to the average price of the ordinary shares during the year, and therefore their inclusion would have been anti-dilutive.

16	Revenue
Revenue by product category and other revenue are summarized as follows:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Anti-stroke medication	443,446	651,164	745,469	109,212
Antibiotics	390,107	395,721	389,478	57,059
Anti-cancer	217,867	322,862	302,710	44,347
Anti-inflammatory drugs	168,497	147,765	151,396	22,180
Other medicines	143,097	219,320	254,632	37,303

Total product revenue	1,363,014	1,736,832	1,843,685	270,101
Other revenue	5,734	4,311	13,386	1,961

Total revenue	1,368,748	1,741,143	1,857,071	272,062

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

17	Share-based compensation
(a)	2006 Share Incentive Plan
On November 13, 2006, the shareholders of the Company adopted the 2006 Share Incentive Plan (the “2006 Share Incentive Plan”) which provides for the granting of options, share appreciation rights, and other share-based awards such as non-vested shares to the directors and employees of the Group. The board of directors and shareholders of the Company has authorized the issuance of up to 12,000,000 ordinary shares upon exercise of awards granted under the 2006 Share Incentive Plan.

Share options

The following is a summary of share options granted during the years ended December 31, 2007 and 2008 under the 2006 Share Incentive Plan. No share options were granted during the year ended December 31, 2009.

	Year ended December 31,
	2007		2008
Total number of share options granted		1,045,000		500,000
Weighted average exercise price per share (US$/share)	US$	6.750	US$	6.093
Weighted average vesting period (in years)		5.00		4.82
Weighted average contractual life (in years)		6.00		5.82
Management has determined, based on the Black-Scholes option pricing model, that the weighted average grant-date fair value per option was approximately RMB22.25 (US$3.05), and RMB23.27 (US$3.41) or an aggregate of RMB23,251 and RMB11,637 for the years ended December 31, 2007 and 2008.

The assumptions used in determining the fair value of the share options granted on each respective date are, shown at their weighted average values, as follows:

	Year ended December 31,
	2007	2008
Valuation assumptions
Expected term (in years)	5.5	5.19-5.35
Expected volatility	40%	59%-74%
Expected dividend	0%	0%
Risk-free rate	5.11%	1.54%-3.69%
For options granted prior to 2008, the expected volatility was estimated based upon the average volatility of several comparable U.S. listed companies in the pharmaceutical industry. Since the Company did not have a trading history at the time the options were issued, management estimated the potential volatility of its ordinary share price by referring to the average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares. For the 2008 options, the historical volatility of the Company’s shares was used to estimate the volatility of the Company’s shares.

Because the Company’s share options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation model may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of share options is determined in accordance with ASC 718, Compensation- Stock Compensation using the Black-Scholes option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
A summary of stock option activity is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value
		US$	Years	US$

Balance as of January 1, 2007	10,000,000	4.20
Granted	1,045,000	6.75
Exercised	(6,200)	4.20
Forfeited	(41,000)	4.20

Balance as of December 31, 2007	10,997,800	4.44
Granted	500,000	6.09
Exercised	(198,000)	4.20
Forfeited	(1,361,800)	5.91

Balance as of December 31, 2008	9,938,000	4.33
Forfeited	(135,600)	4.22
Cancelled	(9,802,400)	4.33

Balance as of December 31, 2009	—	—	—	—

Exercisable as of December 31, 2009	—	—	—	—

	—	—	—	—

The total fair value of share options vested during the years ended December 31, 2007, 2008 and 2009 was RMB103,394, RMB50,524 and RMB1,993 (US$292), respectively. The total intrinsic values of options exercised during the years ended December 31, 2007, 2008 and 2009 were RMB102, RMB3,331 and nil, respectively.

Non-vested shares

On April 15, 2009, the Compensation Committee of the Company approved a share option exchange program that offered the directors, employees and consultants the right to exchange vested and unvested outstanding share options to purchase ordinary shares of the Company under the 2006 Share Incentive Plan for the Company’s non-vested shares. Non-vested shares are subject to restrictions on their sale or transfer by the holder. Under the share option exchange program, the replacement non-vested shares vest on the same term as the original grants made under 2006 Share Incentive Plan.

A total of 154 directors and employees accepted the offer and tendered an aggregate of 9,802,400 options in exchange for 1,833,990 vested shares and 2,916,028 non-vested shares on May 7, 2009, the modification date. The exchange ratio is determined based on the fair value of replacement non-vested shares divided by the fair value of the share options surrendered. The exchange of the share option awards for non-vested shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. The effect of this award modification on share-based compensation expense over the remaining requisite service period was not significant. All non-vested shares were granted in the year ended December 31, 2009 under the 2006 Share Incentive Plan.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
A summary of non-vested shares activity is as follows:

	Number of	Weighted
	non-vested	average grant-
	shares	date fair value
		US$

Balance as of January 1, 2009	—	—
Replacement awards granted on May 7, 2009	2,916,028	3.38
Granted	240,000	3.91
Vested	(885,656)	3.38
Forfeited	(213,542)	3.38

Balance as of December 31, 2009	2,056,830	3.44

The total fair value of non-vested shares vested during the year ended December 31, 2009 was RMB22,493 (US$3,295).

As of December 31, 2009, there was RMB49,321 (US$7,226) of total unrecognized compensation cost related to non-vested shares that is expected to be recognized on a straight-line basis over a weighted average period of 2.23 years.

Share-based compensation cost is included in the following captions:

	Year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Research and development expenses	1,733	1,512	1,772	260
Sales, marketing and distribution expenses	2,871	2,665	2,058	301
General and administrative expenses	26,160	21,359	19,847	2,908

Total share-based compensation	30,764	25,536	23,677	3,469

(b)	2008 Share Incentive Plan
On July 31, 2008, the Company adopted a new Share Incentive Plan (the “2008 Share Incentive Plan”) that allows the board of directors to grant options, share appreciation rights and other share-based awards such as non-vested shares to directors, employees and consultants of the Group to purchase up to an aggregate of 6,250,000 ordinary shares upon exercise of awards granted under the 2008 Share Incentive Plan. No share-based awards were granted under the 2008 Share Incentive Plan in the years ended December 31, 2008 and 2009.

18	Share repurchases
On November 4, 2008, the board of directors of the Company approved a share repurchase program that allows the Company to purchase up to US$50,000 of its issued and outstanding ADSs. On November 18, 2009, the board of directors of the Company approved a new share repurchase program that allows the Company to purchase up to US$50,000 of its issued and outstanding ADSs.

In 2008, the Company repurchased and cancelled 1.5 million ADSs at an average per share price of US$3.31 (RMB22.59) for a total cost of US$9,961 (RMB67,959), including US$105 (RMB716) of handling charges. In 2009, the Company repurchased and cancelled an aggregate of 6.1 million ADSs at an average per share price of US$3.54 (RMB24.19) for a total cost of US$43,594 (RMB297,567), including US$497 (RMB3,392) handling charges.

19	Related party transactions

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
For the years presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Purchase of packaging and raw materials from related parties (note (a))	7,335	109	364	53
Purchase of products from a related party (note (b))	—	—	2,108	309
Sales of products to related parties (note (c))	2,966	6,775	4,596	673
Sales of property, plant and equipment and land use right to a related party (note (d))	18,551	—	—	—
Professional fee paid to a related party (note (e))	—	—	2,000	293
Interest income from loan due to a related party (note (f))	—	1,108	1,192	175
Interest income from advances to an affiliated company (note (g))	—	—	908	133

	December 31,
	2008	2009	2009
	RMB	RMB	US$
Due from related parties:
Current portion	4,365	3,989	584
Non-current portion	20,000	22,300	3,267

Due from related parties (note (f))	24,365	26,289	3,851

Advances to an affiliated company (note (g))	—	19,762	2,895

Notes:

(a)	The Company purchased packaging and raw materials from companies in which a major shareholder of the Company has an equity interest. Management believes that the materials purchased by the Company were in the normal course of business at prices determined on an arm’s length basis.

(b)	The Company purchased pharmaceutical products from a company in which a noncontrolling shareholder of a subsidiary has an equity interest. Management believes that the purchase was conducted in the normal course of business at prices determined on an arm’s length basis.

(c)	The Company sold pharmaceutical products to the companies in which a major shareholder has an equity interest. Management believes that the sales were conducted in the normal course of business at prices determined on an arm’s length basis.

(d)	The Company sold property, plant and equipment and land use right to a company in which a major shareholder has an equity interest. Management believes that the sale price was negotiated on an arm’s length basis.

(e)	The Company paid professional service fee to an entity for corporate consultancy service. The Group and this entity have common directors. Management believes that the professional service fee was negotiated on an arm’s length basis.

(f)	The non-current portion of amounts due from related parties represented a RMB20,000 secured loan as of December 31, 2008. This loan together with the accumulated interest of RMB1,600 (US$234) was renewed on July 1, 2009. The secured loan was provided to a noncontrolling shareholder of a subsidiary. The loan has a one-year term with an option to extend for two years, bears a floating interest rate equal to RMB benchmark lending rates of financial institutions multiplied by 110% and is secured by noncontrolling shareholder’s entire equity interest in the subsidiary. The secured loan was classified as non-current as of December 31, 2008 and 2009 because management expects the loan to be renewed and extended beyond 12 months from the balance sheet date.

The remaining balance of the non-current portion of amount due from related parties as of December 31, 2009 represented the accrued loan interest. The accrued interest was classified as non-current as of December 31, 2009 due to the same basis as the secured loan mentioned above. The accrued loan interest as of December 31, 2008 was included in the current portion of amount due from related parties.

The current portion of amounts due from related parties related to transactions described in note (b) and note (c) above as of December 31, 2008 and 2009 were RMB3,257 and RMB2,873 (US$420), respectively. These amounts were interest-free, unsecured and repayable

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

on demand. The current portion as of December 31, 2009 also included an advance payment of RMB1,116 (US$164) to a related party and the amount is interest-free, unsecured and repayable on demand.

(g)	The amounts included a RMB19,500 (US$2,857) loan made by the Company to its affiliated company and the related accrued interest of RMB261 (US$38). The loan has a one-year term, bears a fixed interest rate at 5.31% per annum and is guaranteed by a shareholder of the affiliated company.

20	Collaborative arrangements
As discussed in note 2(v), on January 1, 2009, new guidance issued by the FASB was adopted which defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. The Group reviewed its third party arrangements to determine if any arrangement is within the scope this new guidance. The Group’s significant collaborative arrangement is discussed below:

On December 12, 2008, the Group entered into an agreement to collaborate on the co-development and production of humanized antibody therapeutics for tumors with Epitomics, Inc., a provider of humanized rabbit monoclonal antibodies for therapeutic use. Under the agreement, the Group and Epitomics, Inc. will collaborate on pre-clinical and clinical trials, product manufacturing, and product distribution in the international markets. The Group will have the exclusive production and distribution rights in China. The Group agreed to pay a total funding of up to US$5,000 (RMB34,130) of which US$1,000 (RMB6,826) was paid in 2009 to acquire the license rights of in-process R&D materials in China. The remaining US$4,000 (RMB27,304) will be paid at various dates upon the achievement of certain milestones as set forth under the agreement.

The Group holds the exclusive rights to commercialize the drug in China and Epitomics, Inc. will hold the rights to commercialize the drug outside China. In addition, if the anti-cancer pharmaceutical is successfully developed and commercialized, the Group will pay Epitomics, Inc. royalties on the net sales derived from the sales of this drug in China upon achieving certain agreed annual net sales level.

Prior to the drug entering Phase I clinical trial in the United States or Europe, the Group receives 40% of the income derived from the sale, transfer, assignment, license and/or disposition of the drug outside China. After the drug enters Phase I clinical trial in the United States or Europe, the Group receives 50% of the income derived from the sale, transfer, assignment, license and/or disposition of the drug outside China. However, this is subject to a condition that the Group is required to share 50% of the related development costs, as defined in the agreement, incurred outside China. Also, the Group will enjoy 50% of the profit arising from the sales of the drug outside China.

As at December 31, 2009, the subject pharmaceutical was still undergoing development and has not reached the stage of commercialization in China or outside of China, and therefore no revenue or profits have been generated from this project. There was also no significant related development costs incurred outside of China during 2009.

21	Fair value measurements
(a)	Fair value of financial instruments
Management used the following methods and assumptions to estimate the fair value of financial instruments as December 31, 2008 and 2009:
•	Short-term financial instruments (cash equivalents, pledged bank deposits, trade accounts receivable, bills receivable and other receivables, amounts due from related parties, short-term borrowings, trade accounts payable, amounts due to related parties, and other payables and accrued liabilities) — their carrying amounts approximated their respective fair values because of the short maturity period.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
•	Long-term loans and long-term loan receivable — their fair values are based on the amount of future cash flows associated with these instruments discounted at the borrowing and lending rates currently available for similar instruments of comparable terms. Their carrying values of the long-term loans and long-term receivable approximated their fair values as all these instruments carry variable interest rates which approximated rates currently offered by the Group’s financial institutions for similar instruments of comparable maturities.

•	Reporting unit (for goodwill impairment) — the fair value of the reporting unit is determined by estimating the expected present value of future cash flows without reference to observable market transactions as the fair value of an entity that has comparable operations and economic characteristic is not observable and the relevant multiples of a comparable entity are not known.
(b)	Fair value hierarchy
FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:
•	Level 1 inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.
The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The reporting unit for which goodwill was allocated to was measured at fair value on a nonrecurring basis and was classified in Level 3 of the valuation hierarchy. Goodwill with a carrying amount of RMB386,334 (US$56,598) was written down to its implied fair value of RMB309,936 (US$45,406), resulting in an impairment charge of RMB76,398 (US$11,192), which was included in earnings for the year ended December 31, 2009.

22	Subsequent events
(a)	Acquisition of approximately 39% of the equity interest in Boda
In June 2010, the Group entered into a definitive share purchase agreement to acquire approximately 39% of the equity interest of Boda, an existing 51% owned subsidiary through an acquisition of 80% equity interest in Xiangao Investment Company Ltd. (“Xiangao Investment”), an investment holding company which holds approximately 49% of the equity interest of Boda. The purchase consideration consists of RMB116.8 million (US$17.1 million) in cash as well as a contingent consideration which will be determined based on net income generated by Boda in 2010. Upon the completion of this acquisition, the Group will hold approximately 90% controlling interest in Boda.