Form 20-F/A
period 2009-12-31
Simcere Pharmaceutical Group
filed 2010-10-12
CIK 1384360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 1

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

Item 5.	Operating and Financial Review and Prospects
Item 19.	Exhibits

EX-12.1
EX-12.2
EX-13.1
EX-13.2

i

EXPLANATORY NOTE
     This Amendment No. 1 to the annual report on Form 20-F of Simcere Pharmaceutical Group that was originally filed on June 30, 2010 (the “2009 Form 20-F”), is being filed for the sole purpose of amending disclosure regarding Critical Accounting Policies and the Use of Estimates — Impairment of Long-Lived Assets and Goodwill contained on page 66 under Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS of the 2009 Form 20-F, to clarify the disclosure with respect to the fair value calculation related to the vaccines reporting unit’s goodwill impairment.
     This Amendment No. 1 consists of a cover page, table of contents, this explanatory note, a revised section in Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS — Critical Accounting Policies and the Use of Estimates — Impairment of Long-Lived Assets and Goodwill, a signature page, and currently-dated certifications by our principal executive officer and our principal financial officer.
     This Amendment No. 1 speaks as of the initial filing date of the 2009 Form 20-F, except for the amendment referenced above. Other than as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2009 Form 20-F or reflect any events that have occurred after the initial filing date of the 2009 Form 20-F.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Critical Accounting Policies and the Use of Estimates
Impairment of Long-Lived Assets and Goodwill
     As of December 31, 2009, our intangible assets primarily consisted of developed technology and IPR&D that we acquired in connection with our acquisitions of 100% equity interest in Shandong Simcere, 51.0% equity interest in Jilin Boda, 85.7% equity interest in Nanjing Tung Chit, 70.0% equity interest in Simcere Zhong Ren and 52.5% equity interest in Jiangsu Yanshen during the period from 2006 to 2009.
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
     For the year ended December 31, 2008, we determined that our group was the reporting unit for the purposes of goodwill impairment testing. We used our company’s market capitalization based on the quoted market price of our ordinary shares in determining the fair value of the reporting unit. Following the acquisition of Jiangsu Yanshen in 2009, we evaluated and determined that there are two reporting units: pharmaceutical unit and vaccines unit for goodwill impairment testing. For the year ended December 31, 2009, we used a discounted cash flow analysis to determine the fair value of our reporting units.
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
     In determining the fair value of the vaccines reporting unit, we used the income approach valuation technique (discounted cash flows) which required estimates of projected revenues, operating expenses, working capital needs, capital expenditures over a multi-year period, as well as applying weighted average cost of capital to be used as the discount rate. In discounting the cash flow estimates, we used a discount rate of 16%. We assumed a four-year period of reduced cash flows from sales due to the one year suspension of Jiangsu Yanshen’s operations and a period of three years which we believe will be required to rebuild the brand and regain market share. We have also assumed that we will be able to successfully renew and obtain our GMP certificates for a three-year period beginning 2011 and the relevant government authorities will allow us to resume production and sales and marketing activities in 2011.
     Based on the impairment testing, the carrying amount of the vaccine reporting unit as of December 31, 2009 was greater than the fair value of the vaccine reporting unit, and the carrying amount of the vaccine reporting unit goodwill as of December 31, 2009 exceeded the implied fair value of that goodwill.
     As a result, we determined that our goodwill associated with the vaccine reporting unit was impaired at December 31, 2009 and we recognized a goodwill impairment charge of RMB76.4 million (US$11.2 million) as of December 31, 2009 to reduce the vaccine reporting unit goodwill to its implied fair value.
     As of December 31, 2008 and 2009, our goodwill balance was RMB178.2 million and RMB309.9 million ($45.4 million), respectively. Of the RMB309.9 million ($45.4 million) goodwill balance as of December 31, 2009, RMB131.7 million ($19.3 million) related to our acquisition of a 52.5% equity interest in Jiangsu Yanshen in 2009. The goodwill balance at December 31, 2009 has reflected the impairment charge of RMB76.4 million ($11.2 million) we recognized for the vaccines reporting unit in 2009.
     Significant judgment was involved in determining the impact of the suspension order of Jiangsu Yanshen on the cash flows of the vaccines reporting unit, including the period of time it will take to resume production and regain market share. Assumptions used in our impairment analysis, such as forecast revenue, growth rates and cost of capital, are consistent with our current business plan and internal cash flows projection for the vaccines reporting unit. Changes in projections or estimates could significantly change the estimated fair value of the vaccines reporting unit. If we used different assumptions or estimates, the goodwill impairment charge and the operating results could be different. In particular, if Jiangsu Yanshen’s operations remain suspended beyond 2010, or if Jiangsu Yanshen is unable to regain its market share in the China vaccine market within the three-year period from 2011 to 2013, or if Jiangsu Yanshen is unable to successfully obtain or renew the relevant GMP certificates for a three-year period beginning 2011, the fair value of the vaccines reporting unit would be substantially lower and there would be further impairment charge to goodwill.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Simcere Pharmaceutical Group
By:	/s/ Jinsheng Ren
	Name:	Jinsheng Ren
	Title:	Chief Executive Officer

Date: October 12, 2010