Form 20-F
period 2010-12-31
Simcere Pharmaceutical Group
filed 2011-05-09
CIK 1384360

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
No. 699-18 Xuan Wu Avenue
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China

(Address of principal executive offices)
Yushan Wan
Acting Chief Financial Officer
No. 699-18 Xuan Wu Avenue
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
Tel: (86) 25 8556 6666 x 8818
Fax: (86) 25 8547 7666
E-mail: wanyushan@simcere.com

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
None

(Title of Class)
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 106,789,522 ordinary shares, par value $0.01 per share.
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

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
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
          This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010.
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

PART I
Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not Applicable.
Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not Applicable.
Item 3. KEY INFORMATION
A. Selected Financial Data
          The selected data presented below under the captions “Selected Consolidated Statement of Income data” (other than ADS data) ,“Other Consolidated Financial Data” and “Selected Consolidated Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2010, are derived from our consolidated financial statements and related notes thereto. Our consolidated financial statements as of December 31, 2009 and 2010 and for each of the years in the three-year period ended December 31, 2010, which have been audited by an independent registered public accounting firm, and their report thereon, is included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future period.

	Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands, except share and ADS data)
Selected Consolidated Statement of Income Data
Revenue	950,606	1,368,748	1,741,143	1,857,071	2,141,098	324,409
Gross profit	760,046	1,127,667	1,420,261	1,536,126	1,799,311	272,623
Operating expenses (other than impairment loss on goodwill)	(575,295)	(863,805)	(1,063,282)	(1,357,518)	(1,581,393)	(239,605)
Impairment loss on goodwill	—	—	—	(76,398)	—	—
Income from operations	184,751	263,862	356,979	102,210	217,918	33,018
Foreign currency exchange gains, net	—	24,670	39,879	382	5,511	835
Other income (1)	—	20,526	1,104	2,971	2,286	346
Equity in losses of equity method affiliated companies	—	—	—	(56,532)	(14,716)	(2,230)
Net income attributable to Simcere Pharmaceutical Group (2)	172,258	301,261	350,151	26,428	172,411	26,122
Earnings per share — basic	1.86	2.56	2.80	0.23	1.59	0.24
Earnings per share — diluted	1.86	2.48	2.80	0.23	1.55	0.23
Earnings per ADS — basic	3.72	5.13	5.61	0.46	3.18	0.48

	Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands, except share and ADS data)
Earnings per ADS — diluted	3.72	4.95	5.60	0.45	3.10	0.47
Basic weighted average number of shares	92,695,890	117,534,566	124,921,934	115,099,258	108,321,562	108,321,562
Diluted weighted average number of shares	92,695,890	121,667,507	125,005,803	116,604,919	111,357,796	111,357,796

(1)	In 2007, 2008, 2009 and 2010, other income included the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering.

(2)	Certain of our PRC operating subsidiaries were entitled to a tax holiday. The effect of the tax holiday increased our net income for 2006, 2007, 2008, 2009 and 2010 by RMB38.8 million, RMB63.5 million, RMB56.4 million, RMB23.5 million and RMB29.9 million ($4.5 million) respectively, or RMB0.42, RMB0.54, RMB0.45, RMB0.20 and RMB0.28 ($0.04) on the per share basis, respectively. Prior to 2006, none of our PRC operating subsidiaries were entitled to the tax holiday.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in percentages)
Other Consolidated Financial Data
Gross margin (1)	80.0	82.4	81.6	82.7	84.0
Operating margin (1)	19.5	19.3	20.5	5.5	10.1
Net margin (1)	18.2	22.0	20.1	1.4	8.1

(1)	Gross margin, operating margin and net margin represent gross profit, operating profit and net income attributable to our company divided by revenue, respectively.

	As of December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	106,027	497,352	812,814	442,488	273,583	41,452
Held-to-maturity investment securities	—	470,000	—	—	—	—
Accounts and bills receivables, net	162,781	488,374	748,997	704,321	884,738	134,052
Inventories	39,483	65,241	95,948	106,655	89,732	13,596
Total current assets	411,429	1,557,153	1,707,759	1,371,864	1,388,487	210,378
Property, plant and equipment, net	267,054	374,058	463,059	744,713	836,291	126,710
Goodwill and intangible assets, net	263,782	412,717	453,455	695,267	658,139	99,718
Total assets	1,034,547	2,472,208	2,778,222	3,137,902	3,218,252	487,614
Accounts and bills payables	20,089	23,711	25,219	152,249	49,638	7,521
Short-term borrowings and current portion of long-term borrowings	333,000	29,000	6,000	76,000	360,000	54,545
Total current liabilities	568,173	342,637	335,013	692,865	1,005,846	152,401

	As of December 31,
	2006	2007	2008	2009	2010	2010
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands)
Long-term borrowings, excluding current portion	—	52,000	62,000	122,685	19,306	2,925
Total shareholders’ equity	442,740	1,995,953	2,301,322	2,207,683	2,054,243	311,249
Exchange Rate Information
          This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate as set forth in the H.10 weekly statistical release of the U.S. Federal Reserve Board, on Thursday, December 30, 2010, which was RMB6.6000 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 29, 2011, the exchange rate, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, was RMB6.4900 to $1.00.
          The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RMB per U.S. Dollar Exchange Rate
	Period
	End	Average (1)	Low	High
	(RMB per $1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2010
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
     Success of our products is highly dependent on the needs and preferences of healthcare practitioners and patients and market acceptance, and we may not achieve or maintain widespread market acceptance of our products or product candidates among healthcare practitioners and patients. We believe that market acceptance of our products will depend on many factors, including:

•	the perceived advantages of our products over competing products and the availability and success of competing products;

•	the effectiveness of our sales and marketing efforts;

•	the safety and efficacy of our products and the prevalence and severity of adverse side effects, if any;
•	our product pricing and cost effectiveness;

•	publicity concerning our products, product candidates or competing products;

•	whether or not patients routinely use our products, refill prescriptions and purchase additional products;

•	our ability to respond to changes in healthcare practitioner and patient preferences; and

•	the continued inclusion of our products in the national and provincial medical insurance catalogs or in the national essential drug list, collectively, the Essential Drug List and Reimbursement List.
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
The penalties imposed on Jiangsu Quanyi could have a material adverse effect on our business, financial condition and results of operations and damage our reputation.
          We entered into agreements on May 22, 2009, October 24, 2009 and November 24, 2009 to obtain a controlling stake in Jiangsu Yanshen Biological Technology Stock Co., Ltd., which since March 24, 2011 has been renamed to Jiangsu Quanyi Biological Technology Stock Co., Ltd., or Jiangsu Quanyi. After we entered into the share purchase agreements in October and November 2009 to acquire 15% of the equity interest in Jiangsu Quanyi, but prior to the full completion of the transaction, we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine. On December 3, 2009, the PRC State Food and Drug Administration, or SFDA, issued a public notice announcing the initiation of a comprehensive investigation into quality issues regarding human-use rabies vaccine manufactured by two companies including Jiangsu Quanyi, and ordered Jiangsu Quanyi to halt marketing and production of all products including its human-use rabies vaccine. In April 2010, the Changzhou Food and Drug Administration found that the four batches of human-use rabies vaccine, which were manufactured by Jiangsu Quanyi and released into the market between July and October 2008, had an insufficient amount of active compounds. It was found that prior to our acquisition of Jiangsu Quanyi, illegal activities were conducted at Jiangsu Quanyi, whereby inadequate quality control processes were in place, and there was misrepresentation and avoidance of regulatory inspections, which caused substandard vaccines to be released into the market. On April 27, 2010, the SFDA revoked two new medicine certificates held by Jiangsu Quanyi for its rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell). The Good Manufacturing Practice, or GMP, certificate for its manufacture of human-use rabies vaccine has also been revoked, and the GMP certificate for its manufacture of influenza vaccine expired on February 2, 2010. On May 15, 2010, Jiangsu Quanyi received a notification from the Changzhou Food and Drug Administration, which assessed a fine of RMB25.6 million ($3.9 million), consisting of penalties and confiscable revenues from past sales of substandard human-use rabies vaccine, against Jiangsu Quanyi. The notification also stated that Jiangsu Quanyi must bear the cost of patient re-vaccinations of approximately RMB23.0 million ($3.5 million). In addition, the People’s Court of Tianning District, Changzhou imposed a fine of RMB1.6 million ($0.2 million) on Jiangsu Quanyi for its past sales of substandard human-use rabies vaccine. The final judgment issued by the Intermediate People’s Court of Changzhou imposed an additional penalty of RMB3.0 million ($0.5 million) on Jiangsu Quanyi. As of December 31, 2009, we recognized an accrual of RMB50.3 million ($7.6 million) for the penalties and cost of patient re-vaccinations. During the year ended December 31, 2010, we paid penalties of RMB10.3 million ($1.6 million) and as of December 31, 2010, RMB43.0 million ($6.5 million) remained unpaid.
          While there have been no reported adverse events related to the vaccine batches in question, we cannot assure you that there will not be adverse events related to these vaccine batches in the future. Although we have initiated legal actions against former shareholders and senior managements of Jiangsu Quanyi to seek damages, such legal actions might not be successful. In addition, employees of Jiangsu Quanyi directly involved in the production of substandard human-use rabies vaccine were prohibited from engaging in the production and marketing of pharmaceutical products for a period of ten years. The proceedings, investigations and relevant sentence as described above could disrupt our business, divert management resources, result in adverse publicity regarding Jiangsu Quanyi, us and the products we sell, which would harm our reputation and result in our customers or potential customers deferring or limiting their purchase of our products, which could have a material adverse effect on our financial condition and results of operations.

          As of the date of this annual report, Jiangsu Quanyi’s operations remain suspended. Jiangsu Quanyi applied for a GMP license for the manufacture of its influenza vaccine in March 2011, and expects to recommence the production and sale of its influenza vaccine in the second half of 2011. Failure of Jiangsu Quanyi to timely resume its manufacture of vaccines could have a material adverse effect on our business, financial conditions and results of operations.
We may be involved in litigation, arbitration or other legal proceedings from time to time that require extensive management attention and resources and may be expensive, time-consuming and disruptive.
          We entered into agreements in October and November 2009 to acquire Jiangsu Quanyi through the acquisition of the entire equity interest in ChinaVax, a Cayman Islands company that, as its sole business, held a 15.0% stake in Jiangsu Quanyi for cash consideration. As we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine, a portion of the consideration has not been paid as of the date of this annual report. In October 2010, the selling shareholders of ChinaVax filed a claim against us for the amount of consideration we have withheld and the interest accrued on the withheld amount at the annual rate of 5.0% from February 4, 2010 to the date when the withheld consideration has been fully paid. In addition, subsequent to our discovery of the quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine, we initiated an arbitration proceeding against former shareholders of Jiangsu Quanyi to seek damages for RMB113.9 million ($17.3 million) for misrepresentation in connection with their sales of equity interests in Jiangsu Quanyi. Furthermore, Jiangsu Quanyi also initiated legal proceedings through its board of supervisors against two of its former directors and their affiliates to seek damages for RMB178.0 million ($27.0 million).
          In addition, we may also become involved in product liability litigation as the development and commercialization of vaccine and other pharmaceutical products entail an inherent risk of harm to patients. If a product liability claim is brought against us, it may, regardless of merit or eventual outcome, result in damage to our reputation, breach of contract with our customers, decreased demand for our products, costly litigation, product recalls, loss of revenues, and the inability to commercialize some products. Our lack of sufficient liability, disruption or other kind of insurance may exacerbate such risks.
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
          We may encounter future litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. We may also initiate lawsuits to defend the ownership or inventorship of our inventions. It is difficult, if not impossible, to predict how such disputes would be resolved. The defense and prosecution of intellectual property rights are costly and divert technical and management personnel from their normal responsibilities. We may not prevail in any of such litigation or proceedings. An adverse determination of any litigation or proceedings against us, resulting in a finding of non-infringement by others or invalidity of our patents, may result in the sale by competitors of generic substitutes of our products. In addition, a determination that we have infringed on the intellectual property rights of another may require us to do one or more of the following:
•	pay monetary damages to settle the results of such adverse determination, which could adversely affect our business, financial condition and results of operations;

•	cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenues or costs, or both;

•	obtain a license from the holder of the infringed intellectual property right, which might be costly or might not be available on reasonable terms, or at all; or

•	redesign our products to make them non-infringing, which would be costly and time-consuming and may require additional clinical trials, or may not be possible at all.
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
          Most of our products are branded generic pharmaceuticals and are not protected by patents. As a result, other pharmaceutical companies may sell equivalent products at a lower price, and this might result in a commensurate loss in sales of our branded generic products. Certain of our generic products are subject to a protection or monitoring period. During such period, the SFDA will not accept applications for new medicine certificates for the same product by other pharmaceutical companies or approve the production or import of the same product by other pharmaceutical companies. Once such protection or monitoring periods expire, other manufacturers may obtain relevant production approvals and will be entitled to sell generic pharmaceutical products with similar formulae or production methods in China. The maximum monitoring period currently granted by the SFDA is five years. The maximum protection period granted by the SFDA was eight years prior to April 1999, but was later increased to 12 years. As of March 31, 2011, our product Zaichang was under a monitoring period which is to expire on March 13, 2013 and our product Anxin was under a monitoring period which is to expire on May 3, 2012. If other pharmaceutical companies sell pharmaceutical products that are similar to our unprotected products or our protected products for which the relevant monitoring period has expired, we may face additional competition and our business and profitability may be adversely affected.
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
          Our business strategy includes collaborating with third parties for research and development of new products. We rely on long-term relationships with a number of domestic and overseas research institutions and universities. These research institutions and universities have collaborated with us in a number of research projects and certain of our products that have obtained approval certificates were developed by us together with our research partners. At present, several research institutions and universities are working with us on various research and development projects. Any failure of our research partners to meet the required quality standards and timetables set in their research agreements with us, or our inability to enter into additional research agreements with these research partners on terms acceptable to us in the future, may have an adverse effect on our ability to develop new products and on our business prospects. In addition, the growth of our business and development of new products may require that we continue to seek collaborations with research institutions, universities and biotechnology companies. We cannot assure you that we will be able to enter into collaborative arrangements with research partners on terms acceptable to us. Our inability to enter into such arrangements or our failure to maintain such arrangements could limit the number of new products that we could develop and ultimately decrease our sources of future revenues.
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
          A substantial portion of our pharmaceutical products we sell to our distributor customers are then sold to hospitals owned and controlled by counties or higher level government authorities in China, and our vaccines are sold to various levels of Centers for Disease Control, or CDCs, which are controlled by various levels of government authorities in China as well as some vaccine distributors. These hospitals must implement collective tender processes for the purchase of medicines listed in the Essential Drug List and Reimbursement List and medicines that are consumed in large volumes and commonly prescribed for clinical uses. CDCs may also implement collective tender processes for the purchase of our vaccines. These hospitals and CDCs will establish a committee consisting of recognized pharmaceutical experts. The committee will assess the bids submitted by the pharmaceutical manufacturers, taking into consideration, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. For the same type of pharmaceutical, the committee usually selects from among two to three different brands. Only pharmaceuticals that have won in the collective tender processes may be purchased by these hospitals and CDCs. The collective tender process for pharmaceuticals with the same chemical composition must be conducted at least annually, and pharmaceuticals that have won in the collective tender processes previously must participate and win in the collective tender processes in the following period before new purchase orders can be issued. If we are unable to win purchase contracts through the collective tender processes in which we decide to participate, we will lose market share to our competitors, and our revenues and profitability will be adversely affected.
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
          If an acquisition candidate is identified, the third parties with whom we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms or at all. Furthermore, the negotiation and completion of potential acquisitions could cause significant diversion of management’s time and resources and potential disruption of our ongoing business. Future acquisitions may also expose us to other potential risks which may adversely affect our business, financial condition and results of operations, including risks associated with:
•	failure to obtain regulatory approval for any newly acquired product candidates;

•	the integration of the acquired businesses, operations, services and personnel with our existing business and operations;

•	the infringement of third parties’ intellectual property rights or intellectual property right challenges as to the acquired pharmaceuticals;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	our inability to generate sufficient revenues to recover costs and expenses of the acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.
We depend on distributors for a substantial portion of our revenues and failure to maintain relationships with our distributors or to otherwise expand our distribution network would materially and adversely affect our business.
          We sell all of our products (except our vaccines) exclusively to pharmaceutical distributors in China and depend on distributors for a substantial portion of our revenues. We have business relationships directly or indirectly with approximately 1,300 pharmaceutical distributors in China. In each of 2008, 2009 and 2010, no single distributor accounted for, on an individual basis, 10.0% or more of our revenues, and during the same periods, sales to our five largest distributors accounted in aggregate for approximately 11.6%, 14.0% and 17.6%, respectively, of our revenues. In line with industry practices in China, we typically enter into written distribution agreements with our distributors for one-year terms that are generally renewed annually. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, some of our distributors may sell products that compete with our products. We compete for desired distributors with other pharmaceutical manufacturers, many of which may have higher visibility, greater name recognition and financial resources, and broader product selection than we do. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.

We may not be able to effectively manage our employees, distribution network and third-party marketing firms, and our reputation, business, prospects and brand may be materially and adversely affected by actions taken by our distributors.
          We have limited ability to manage the activities of distributors and third-party marketing firms that we contract with to promote our products and brand name, all of which are independent from us. Our distributors and third-party marketing firms could take one or more of the following actions, any of which could have a material adverse effect on our business, prospects and brand:
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
          Eligible participants in the national basic medical insurance program in China, which consists of mostly urban residents, are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the Essential Drug List and Reimbursement List. See “Item 4. Information on the Company—B. Business Overview—Regulation —Reimbursement Under the National Medical Insurance Program.” As of March 31, 2011, 36 of our 51 principal products were included in the Essential Drug List and Reimbursement List. Inclusion of a medicine in the Essential Drug List and Reimbursement List can substantially improve the sales of the medicine. The Ministry of Human Sources and Social Security in China, or the Ministry of Human Resources, together with other government authorities from time to time, selects medicines to be included in the Essential Drug List and Reimbursement List based on factors including treatment requirements, frequency of use, effectiveness and price. The Ministry of Human Resources also periodically adjusts medicines from such catalogs. There can be no assurance that our existing products will continue to be included in the Essential Drug List and Reimbursement List. The removal or exclusion of our products from the Essential Drug List and Reimbursement List may adversely affect our sales. In addition, there is significant uncertainty related to the coverage and reimbursement of newly approved pharmaceutical products. The commercial success of our potential products is substantially dependent on whether the tender is successful or not. Our failure to obtain inclusion of our potential products to the Essential Drug List and Reimbursement List may adversely affect the future sales of those products.

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
Our revenues depend and will likely continue to depend on a limited number of product lines.
          We currently have six products that individually contributed over RMB100.0 million ($15.2 million) to our revenues in 2010, which were Bicun, Zailin, Endu, Yingtaiqing, Sinofuan and Yidasheng. Sales of these products accounted in aggregate for 77.7% of our revenues in 2010. We expect sales of these limited products to comprise a substantial portion of our revenues in the future. Accordingly, any factors adversely affecting the sales of any of these products will have a material adverse effect on our business, financial condition and results of operations.
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
          Medgenn (Hong Kong) Co., Ltd., or Hong Kong Medgenn, an affiliate company in which we owned indirectly an effective 40.0% equity interest as of the date of this annual report, has the ability to engage in the development and sale of Endu in any jurisdiction outside of the PRC, including the United States, until February 10, 2015. The other 60.0% of Hong Kong Medgenn was owned by Bestspeed Investments Limited, or Bestspeed, a British Virgin Islands company. Hong Kong Medgenn’s board of directors has five members, including Dr. Yongzhang Luo, Mr. Willi Chu and Mr. Linghai Zhu, all of whom were appointed by Bestspeed, and Mr. Jinsheng Ren and Mr. Xiaojin Yin, both of whom were appointed by Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd., or Shandong Simcere, formerly known as Yantai Medgenn Co., Ltd., and are also our executive officers. Bestspeed was a shareholder of Hong Kong Medgenn prior to our acquisition of an 80.0% equity interest in Shandong Simcere in May 2006 and we are unable to ascertain the identities of the natural persons who control Bestspeed. We are not aware of whether Hong Kong Medgenn has commenced any operations to date, or whether it has obtained any regulatory approval outside of the PRC to sell Endu. Hong Kong Medgenn holds the rights to apply for patents and may grant its rights with respect to Endu in these jurisdictions to independent third parties. A cooperation agreement entered into on February 10, 2005 between Bestspeed and Shandong Simcere provides Bestspeed with daily operating control over Hong Kong Medgenn’s business, including the development and sale of Endu in any jurisdiction outside of the PRC until February 10, 2015. If Hong Kong Medgenn violates the intellectual property rights of any third parties or otherwise suffers economic or other losses, our brand, reputation, business and results of operations could be adversely affected. In addition, the agreements with Hong Kong Medgenn will prohibit us from engaging in the development and sale of Endu outside of the PRC prior to February 10, 2015, which might hinder our ability to grow our business outside of the PRC.
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
          We manufacture substantially all of our products in our own manufacturing facilities. The manufacture of pharmaceutical products requires precise and reliable controls and regulatory authorities in China have imposed significant compliance obligations to regulate the manufacturing of pharmaceutical products. As a result, we may face delays in production due to regulatory restrictions or other factors. In addition, we have engaged independent third party manufacturers to manufacture three of our pharmaceuticals. Currently, two of our generic pharmaceuticals are still manufactured by independent third party manufacturers. Our contract manufacturers may not be able to manufacture our products without interruption, may not comply with their obligations under our various supply arrangements, and we may not have adequate remedies for any breach. Failure by our own manufacturing facility or any third party product supplier to comply with regulatory requirements could adversely affect our ability to provide products. All facilities and manufacturing techniques used for the manufacture of pharmaceutical products must be operated in conformity with GMPs. In complying with GMP requirements, we and our product suppliers must continually spend time, money and effort in production, record-keeping and quality assurance and control to ensure that the product meets applicable specifications and other requirements for product safety, efficacy and quality. Manufacturing facilities are subject to periodic unannounced inspections by the SFDA and other regulatory authorities. In addition, adverse experiences with the use of products must be reported to the SFDA and could result in the imposition of market restrictions through labeling changes or in product removal.
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
          We may, from time to time, need to raise funds as part of our business operations if our expenditures exceed our expectations. This could occur for a number of reasons, including but not limited to:
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
          As of December 31, 2010, our net intangible assets including in-process research and development (“IPR&D”) amounted to RMB348.2 million ($52.8 million), representing 10.8% of our total assets, and goodwill amounted to RMB309.9 million ($47.0 million), representing 9.6% of our total assets. Our intangible assets primarily consisted of developed technologies, product trademarks and IPR&D that we acquired in connection with our acquisition of 90.0% of the equity interest in Shandong Simcere in 2006 and 2007, a 51.0% equity interest in Jilin Boda Pharmaceutical Co., Ltd., or Jilin Boda, in 2007, an 85.7% equity interest in Nanjing Tung Chit Pharmaceutical Company Limited, or Nanjing Tung Chit, in 2007, a 70.0% equity interest in Wuhu Simcere Zhong Ren Pharmaceutical Co., Ltd., or Simcere Zhong Ren, in 2008, and a 52.5% equity interest in Jiangsu Quanyi in 2009. Developed technology represents the right to use, manufacture, market and sell the acquired products as well as their related invention patents in the PRC or the United States, as the case may be, while trademarks represent the right by the trademark registrant to use the registered trademark and to protect products from infringement. Our developed technologies, trademarks and IPR&D amounted to RMB334.5 million ($50.7 million), representing 10.4% of our total assets as of December 31, 2010. We estimated the fair value of the developed technologies, trademarks and IPR&D of the acquired products using their respective present values of projected cash flows based on assumptions with respect to the growth rate of our revenues from sales, the earnings before interest and tax margin derived from sales, the discount rate selected to measure the risks inherent in future cash flows and our assessment of the product life cycle. We also took into consideration the competitive trends that may affect these products’ sales, including consideration of any technical, legal, regulatory, and economic barriers to entry. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Long-Lived Assets and Goodwill.” We determined the useful life of the developed technology of an acquired product by considering the remaining protection period of such product’s patent in China and the expected competitive trend in the PRC market. As of December 31, 2010, we performed goodwill impairment analysis of our two reporting units, a pharmaceutical reporting unit and a vaccine reporting unit. Based on this analysis, no impairment loss was recognized in 2010. See “Item 5. Operating and Financial Review and Prospects—Acquisitions.”
          Future events such as market acceptance of the acquire products, introduction of superior pharmaceuticals by our competitors, regulatory actions, safety concerns as to our pharmaceuticals or vaccines, and challenges to and infringement of our intellectual property rights, could have a material impact on our key assumptions in determining the fair value of the developed technology of the acquired products. This in turn could result in further write-downs of our intangible assets or goodwill, or a change in the useful lives of our intangible assets. Future impairment of our intangible assets or goodwill, or change in useful lives of our intangible assets, could decrease our net income, which would have a material adverse impact on our financial condition and results of operations.

Our non-public shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
          As of the date of this annual report, we had a number of shareholders other than public shareholders holding our ordinary shares in the form of ADSs, including New Good Management Limited, a company beneficially owned by 10 individuals, including certain of our senior management, and controlled by Mr. Jinsheng Ren, our founder, chief executive officer and chairman of our board of directors; Assure Ahead Investments Limited, an investment vehicle owned and controlled by a group of financial investors; and King View Development International Limited, an investment vehicle owned and controlled by Trustbridge Partners, a private equity fund. As of May 6, 2011, New Good Management Limited owned approximately 36.7% of our outstanding share capital, and Assure Ahead Investments Limited and King View Development International Limited owned 16.6% and 11.0% of our outstanding share capital, respectively. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.
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
          On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. The Implementation Rules of the Labor Contract Law was subsequently promulgated and became effective on September 18, 2008. The PRC government also promulgated the Law on Mediation and Arbitration of Labor Disputes on December 29, 2007 that came into effect on May 1, 2008. These labor laws and regulations impose greater liabilities on employers and significantly impact the cost of an employer’s decision to reduce its workforce. Further, they require certain terminations to be based upon seniority but not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.
If we grant additional employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.
          We adopted a share incentive plan on November 13, 2006. We issued 10,000,000, 1,045,000, 400,000 and 100,000 and 978,000 share options under our 2006 share incentive plan on November 15, 2006, March 29, 2007, May 5, 2008, and December 24, 2008, and September 1,2010, respectively. On July 31, 2008, our shareholders approved our 2008 share incentive plan under which we are authorized to issue up to 6,250,000 ordinary shares upon exercise of awards granted thereunder. As of May 6, 2011, no award was issued under our 2008 share incentive plan.
          On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible employees and directors the right to exchange vested and unvested outstanding share options to purchase our ordinary shares under the 2006 Share Incentive Plan for restricted shares (which are referred to in the notes related to the consolidated financial statements included elsewhere in this annual report on Form 20-F as “nonvested shares” per FASB ASC, Compensation—Stock Compensation ). The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that were validly tendered in the exchange offer. The exchange of the share option awards for restricted shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. The replacement restricted shares were granted on May 7, 2009. The effect of this award modification on share-based compensation expense over the remaining requisite service period was insignificant.

          On October 14, 2009 and December 4, 2009, we issued 200,000 restricted shares and 40,000 restricted shares, respectively, to our officers and key employees under our 2006 share incentive plan. In 2010, we issued 870,000 restricted shares in aggregate to our officers and key employees under our 2006 share incentive plan, including 480,000 restricted shares issued on March 9, 2010 to our independent directors and president.
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
We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders.
          We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2010, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the value of our assets may be determined in large part by the market price of our ADSs, which is likely to fluctuate. If we are treated as a PFIC for any taxable year during which U.S. holders hold ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holders. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
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
          Our business and revenue growth primarily depend on the size and growth of the market for pharmaceutical products in China. As a result, our revenues and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus our expansion of retail stores in metropolitan markets, where living standards and consumer purchasing power are higher than rural areas, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. External factors beyond our control that affect consumer confidence include unemployment rates, levels of personal disposable income, national, regional or local economic conditions and acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns. In addition, we cannot assure you that market conditions will continue to improve in the near future or that our results will not be materially and adversely affected. In addition, acts of war or terrorism may cause damage to our facilities, disrupt the supply of the products and services we offer in our stores or adversely impact consumer demand. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.
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
          Certain of our pharmaceutical products, primarily those included in the Essential Drug List and Reimbursement List, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information on the Company—B. Business Overview—Regulation—Price Controls.” In addition, the maximum retail prices of products that are included in the Essential Drug List and Reimbursement List are also subject to periodic downward adjustments as the PRC government authorities aim to make pharmaceuticals more affordable to the general public. However, PRC government authorities impose no control over the prices at which pharmaceutical manufacturers sell their products to their distributors. Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 27 times. The latest price reductions occurred on November 29, 2010 and March 2, 2011. The retail price ceilings of our major products Yingtaiqing, Anqi and Zailin, were adjusted downward, but will not significantly affect the actual sales price. In the long term, the prices at which pharmaceutical manufacturers in China sell their products to distributors, including the prices of our products, will be affected by the relevant fixed retail prices or retail price ceilings. Government price controls, especially downward price adjustments, may have an adverse effect on our revenues and profitability.

Pharmaceutical companies in China require a number of permits and licenses in order to carry on their business.
          All pharmaceutical manufacturing and distribution companies in China are required to obtain certain permits and licenses from various PRC governmental authorities, including, in the case of manufacturing companies, a pharmaceutical manufacturing permit and, in the case of distribution companies, a pharmaceutical distribution permit. See “Item 4. Information on the Company—B. Business Overview—Regulation.”
          We have obtained permits and licenses and GMP certifications required for the manufacture of our pharmaceutical products. In addition, we have obtained permits, licenses and Good Supply Practice, or GSP, certifications for the distribution of our products. Each of these permits and licenses held by us is valid for five years and subject to periodic renewal and/or reassessment by the relevant PRC government authorities and the standards of compliance required in relation thereto may from time to time be subject to changes. For example, our current pharmaceutical manufacturing permits for each of Simcere Pharmaceutical Co., Ltd., or Hainan Simcere, Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd., or Nanjing Simcere, Shandong Simcere, Jilin Boda, and Simcere Zhong Ren, will all expire on December 31, 2015. The 20 GMP certificates for our seven manufacturing facilities will expire between August 2011 and October 2015, and the two GSP certificates held by two of our distribution subsidiaries will expire in July 2013 and November 2013, respectively.
          At the time we acquired Jiangsu Quanyi, then Jiangsu Yanshen Biological Technology Stock Co., Ltd., its core products included an influenza vaccine and a human-use rabies vaccine (vero cell). Jiangsu Quanyi had also received a new medicine certificate from the SFDA for its freeze-dried human rabies vaccine (vero cell) and had completed clinical trials of its purified hepatitis A inactivated vaccine (vero cell) while SFDA approval for its purified hepatitis A inactivated vaccine (vero cell) and GMP certification for the associated new manufacturing facility were pending. However, since the discovery of the substandard vaccine manufactured by Jiangsu Quanyi prior to our acquisition, the two new medicine certificates held by Jiangsu Quanyi for its rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell) have been revoked. The GMP certificate for its manufacture of human-use rabies vaccine has also been revoked, and the GMP certificate for its manufacture of influenza vaccine expired on February 2, 2010. In March 2011, Jiangsu Quanyi applied for a GMP license for the manufacture of its influenza vaccine, which is subject to SFDA approval.
          We intend to apply for the renewal of our permits and licenses when required by applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation.” Any failure by us to obtain such renewals may have a material adverse effect on the operation of our business, and prevent us from continuing to carry on our business. Furthermore, any changes in compliance standards, or any new laws or regulations may prohibit or render it more restrictive for us to conduct our business or may increase our compliance costs, which may adversely affect our operations or profitability.
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
          We are a holding company with no material operations. We conduct our operations mainly through our PRC subsidiaries. As a holding company, we may depend on the receipt of dividends and the interest and principal payments on intercompany loans or advances from our subsidiaries to satisfy our obligations, including our obligations to pay any dividends we may declare. The ability of our subsidiaries to pay dividends and make payments on intercompany loans or advances to their shareholders is subject to, among other things, distributable earnings, reserve funds, cash flow conditions, restrictions contained in the articles of association of our subsidiaries, applicable laws and restrictions contained in the debt instruments or agreements of such subsidiaries. In addition, if any of our subsidiaries raises capital by issuing equity securities to third parties, dividends declared and paid with respect to such equity securities would be available to us. These restrictions could reduce the amounts that we receive from our subsidiaries, which could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, service our debts, or otherwise fund and conduct our business.
          PRC laws and regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations and such profits differ from profits determined in accordance with U.S. GAAP in certain significant respects, including the use of different bases of recognition of revenue and expenses. Our PRC subsidiaries are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserves that are not distributable as cash dividends. In practice, our PRC subsidiaries are also required to obtain a required tax clearance with the local tax bureau and complete the corresponding foreign exchange procedures before paying any dividends. In addition, starting from January 1, 2008, dividends for the year 2008 and onward paid by our PRC subsidiaries to their non-PRC parent companies will be subject to a 10% withholding tax, unless there is a tax treaty between the PRC and the jurisdiction in which the overseas parent company is incorporated, which specifically exempts or reduces such withholding tax. Pursuant to an avoidance of double taxation arrangement between Hong Kong and the PRC, if the non-PRC parent company is a Hong Kong resident and directly holds a 25% or more interest in the PRC enterprise, such PRC withholding tax rate may be lowered to 5%, although there exists uncertainty due to a recent PRC governmental circular regarding whether and the extent to which Hong Kong holding companies may be eligible for the benefits under this arrangement.

          Furthermore, we may from time to time resort to offshore shareholder loans, rather than equity contribution, to our PRC subsidiaries to finance their operations. In such events, the market interest rates that our PRC subsidiaries can pay with respect to offshore loans generally may not exceed comparable interest rates in the international finance markets. Our PRC subsidiaries are also required to pay a 10% (or 7% if the interest is paid to a Hong Kong resident under certain circumstances) withholding tax on our behalf on the interest paid under any shareholder loan. Prior to payment of interest and principal on any such shareholder loan, the PRC subsidiaries (as foreign-invested enterprises in China) must present evidence of payment of the withholding tax on the interest payable on any such shareholder loan and evidence of registration with SAFE, as well as any other documents that SAFE or its local branch may require. Under the Enterprise Income Tax Law and its implementing regulations, PRC income tax at the rate of 10% is applicable to dividends payable for earnings derived since January 1, 2008 by PRC enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China or that have such an establishment or place of business in China but for which the relevant income is not effectively connected with such establishment or place of business), subject to any lower withholding tax rate as may be contained in any income tax treaty or agreement that China has entered into with the government of the jurisdiction where such “non-resident enterprises” were incorporated. If we are considered as a “non-resident enterprise” under PRC tax law, any dividend that we receive from our PRC subsidiaries may be subject to PRC taxation at the 10% rate.
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
          Our results of operations may be adversely affected by changes to or expiration of tax holidays and preferential tax policies that some of our PRC subsidiaries currently enjoy. The statutory tax rate generally applicable to Chinese companies is 25%. As a result of tax holidays and preferential tax policies, our operations have been subject to relatively low tax liabilities. For additional details regarding these tax incentives, please see “Item 5. Operating and Financial Review and Prospects —Taxation and Incentives.”
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
          The Corporate Income Tax Law of the PRC, or the CIT law, provides that a maximum income tax rate of 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises” to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and State Good Group Limited, or SGG, is a British Virgin Islands intermediate holding company. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends indirectly paid to us by our subsidiaries in China, if any, may be subject to the 10% income tax if SGG is considered as a “non-resident enterprise” under the CIT law. We have not provided for income taxes on accumulated earnings generated by our PRC subsidiaries for 2008, 2009 and 2010 because we plan to indefinitely reinvest these earnings in the PRC. If SGG is required under the CIT law to pay income tax with respect to any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the new CIT law and be subject to the PRC taxation on our worldwide income.
          The CIT law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation rules for the CIT law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) our overseas registered entities to be treated as PRC resident enterprises. If we or our non-PRC subsidiaries are treated as resident enterprises for PRC tax purposes, we and/or such subsidiaries would be subject to PRC tax on worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries could be exempt from Chinese dividend withholding tax, because such income may be exempt under the CIT law to PRC resident enterprise recipients.
Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.
          Under the CIT law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC income tax. It is also unclear whether, if we are considered a PRC resident enterprise, holders of our ADSs or ordinary shares would be able to claim the benefits of income tax treaties entered into between China and other jurisdictions. If we are required under the CIT law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ADSs or ordinary shares, the value of your investment in our ADSs or ordinary shares may be materially and adversely affected.
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
          Additional sales of our ADSs or ordinary shares, including ADSs or ordinary shares issuable upon the exercise of our outstanding stock options, in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the prevailing market price for our ADSs could be adversely affected.
          In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interests in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.
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
          We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. federal or state securities laws and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon U.S. federal or state securities laws.
Item 4. INFORMATION ON THE COMPANY
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

B. Business Overview
          We are a leading manufacturer and supplier of branded pharmaceuticals in the fast growing China market. We focus our strategy on the development of first-to-market generic and innovative pharmaceuticals, and have introduced a first-to-market generic anti-stroke medication under the brand name Bicun, a 5-FU sustained release implant under the brand name Sinofuan, Anxin, Jiebaishu and an innovative anti-cancer medication under the brand name Endu. We currently manufacture and sell 51 principal pharmaceutical products and are the exclusive distributor of two additional pharmaceuticals that are manufactured by independent third parties but marketed under our brand names. In addition, we have obtained approvals from the SFDA to manufacture and sell over 222 other products. In 2010, we have submitted applications to carry out clinical studies of five National Class-one new drug to SFDA. As of March 31, 2011, we also had over 13 product candidates in various stages of development, including treatments for cancer, cerebrovascular diseases, infections, rheumatoid arthritis, nausea and vomiting associated with chemotherapy.
          Our innovative anti-cancer medication Endu has been granted an invention patent in China and an invention patent in the United States, and was the first recombinant human endostatin injection approved for sale in China. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. Our generic anti-stroke medication Bicun was the first edaravone injection, a type of neuroprotective pharmaceutical compound, approved for sale in China. Our generic amoxicillin granule antibiotic, marketed under the brand name Zailin, was recognized as a “China Well-Known Trademark” in 2004, and acquired the qualification to premium price and our anti- inflammatory pain relievers for the treatment of rheumatoid arthritis and osteoarthritis, marketed under the brand name Yingtaiqing, was recognized as a “China Well-Known Trademark” in 2008, and acquired the qualification to premium price. Furthermore, our medication Sinofuan, a 5-Fu sustained-released implant for the treatment of cancer which we obtained from our successful acquisition of Simcere Zhong Ren, is the first and the only dosage form of sustained-release implant approved by the SFDA, and our generic anti-infection medication Anxin, a new product that we introduced in 2008, was the first biapenem injection, a type of carbapenem, approved for sale in China.
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
          We employ a market-oriented approach to research and development and focus our efforts on branded generic and proprietary pharmaceuticals that have the potential for gaining widespread market acceptance or are the first generic version on the market. We concentrate our research and development efforts on the treatment of diseases with high incidence and/or mortality rates and with more effective market potential pharmacotherapy, such as cancer and cerebrovascular and infectious diseases. Through our research and development efforts, we have introduced to the China market a sizable portfolio of branded products with significant market potential.
Our Products
          We currently manufacture and sell 51 principal pharmaceuticals marketed under various brands. Of these products, 43 are prescription pharmaceuticals and eight are over-the-counter, or OTC, pharmaceuticals. In addition, we are also the exclusive distributor of Yingtaiqing-branded generic diclofenac sodium sustained-release capsules and the Faneng-branded generic alfacalcidol soft capsules, both of which are prescription pharmaceuticals manufactured by independent third parties. Furthermore, we have obtained approvals from the SFDA to manufacture and sell over 222 other products.
          The following table sets forth the major treatment areas by our current principal products, the number of products for each treatment area and the brands they are marketed under:

	Number
	of
Product Category	Products	Major Products	Brands
Antibacterial and Antiviral	16	Amoxicillin granules, capsules and tablets; amoxicillin with clavulanate potassium granules, tablets and injection; biapenem injection; cefaclor dry suspension; azithromycin granules; and ribavirin dispersible tablets	Zailin, Anqi, Anxin, Zaike, Zaiqi and Nanyuan

Anti-cancer	6	Recombinant human endostatin injection; nedaplatin injection; pemetrexed disodium for injection and	Endu, Jiebaishu, Jiebaili and Sinofuan and Lowvo

	Number
	of
Product Category	Products	Major Products	Brands
		fluorouracil implants; and palonosetron hydrochloride injection

Anti-Allergic	2	Clemastine fumarate capsules and clemastine fumarate dry suspension	Langjing

	Number
	of
Product Category	Products	Major Products	Brands
Anti-Osteoporosis	2	Alfacalcidol soft capsules	Faneng

Cardiovascular and Cerebrovascular	8	Edaravone injection; amlodipine maleate tablets; sumatriptan succinate tablets; levamlodipine besylate tablets; and rosuvastatin calcium tablets	Bicun, Yidasheng, Ningliping, Youshu, Xinta and Shufutan

Digestive Conditions	4	Smectite powder; and aldioxa tablets	Biqi and Odijia

Non-Steroidal Anti-Inflammatory	3	Diclofenac sodium sustained-release capsules and gelatin	Yingtaiqing

Respiratory System	6	Herbal medicine used for the treatment of cough in liquids and tablets; artificial cowbezoar and chlorphenamine maleate granules compound paracetamol and amantadine hydrochloride tablets; compound zinc gluconate; and pediatric paracetamol	Simcere Kechuanning, Zaikang, Boke, Aiersi and Boting

Urinary Conditions	1	Naftopidil tablets	Zaichang

Vaccines		H1N1 Influenza A Vaccine (Split Virion), Inactivated; Influenza Vaccine (Split Virion), Inactivated

Others	3	Various herbal oral solutions	Chengyuan and Shibo
Our Innovative Pharmaceutical Endu (Recombinant Human Endostatin Injection)
          Our innovative pharmaceutical Endu, or recombinant human endostatin, has been granted an invention patent in China and was the first recombinant human endostatin injection approved for manufacture and sale in China and has been approved for the treatment of NSCLC. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. In 2010, revenues of Endu amounted to RMB223.1 million ($33.8 million), which accounted for 10.4% of our revenues for the year.
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
          We have an in-house research and development team specializing in anti-cancer drugs, know-how and technologies that will enable us to engage in research and development of other indications for Endu, and an existing GMP-approved manufacturing facility for the production of Endu. As part of our ongoing efforts to monitor the efficacy and any adverse reactions to Endu, we started the Phase IV clinical trials for Endu on November 10, 2006. This trial involved approximately 154 hospitals in China in which 2,725 patients were enrolled in the trials and was completed in two-and-a-half years. On March 30 2010, the final result of the trial was publicly released, which further confirmed the efficacy and safety of Endu combined with chemotherapy in the treatment of non-small-cell lung cancer at advanced stages. The Phase IV clinical trials verified the data collected from previous clinical trials of Endu, and in particular, the clinical benefit rate and the one-year survival rate. The Phase IV clinical trials found no significant difference in efficacy of Endu combined with different first-line chemotherapy regimens, and also no significant increase in adverse effects of chemotherapy when the use of Endu was combined, which indicated the safety of combining Endu with forms of chemotherapy that are beneficial to a greater number of patients.
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
Our Principal Branded Generic Pharmaceuticals
          In addition to Endu, we currently market and sell the following principal branded generic pharmaceutical products, each of which contributed over RMB100.0 million ($15.2 million) to our revenues in 2010 and in aggregate accounted for 67.3% of our revenues in 2010:
•	Bicun (edaravone injection);

•	Zailin (amoxicillin capsules, dispersible tablets, granules and injection);

•	Yingtaiqing (diclofenac sodium sustained-release capsules and gelatin);

•	Yidasheng (edaravone injection); and

•	Sinofuan (anti-tumor implants).
          Bicun. Bicun is our prescription edaravone injection pharmaceutical for the treatment of strokes. Edaravone is a synthetic free radical scavenger and has been proved to be one of the most effective neuroprotective pharmaceuticals, as evidenced by being recommended as the only neuroprotective agent by the Japan Stroke Therapeutic Guide (2004). Edaravone protects the brain by eliminating excessive free radicals, which are highly reactive molecules occurring in the human body as a result of stroke, an excessive number of which could result in cell damage. Bicun was the first edaravone injection approved for sale in China and has been one of our major products since its introduction in China in February 2004. We obtained regulatory approval to manufacture and sell Bicun in December 2003. The monitoring period of Bicun expired in 2007 and a number of competitors have been entered into the edaravone injection market. In 2010, revenues of Bicun amounted to RMB667.7 million ($101.2 million), which accounted for 31.2% of our revenues for the year.
          Zailin. Zailin is the brand name for our line of generic prescription amoxicillin antibiotics, which includes capsules, dispersible tablets, granules and injection. Zailin was recognized as a “China Well-Known Trademark” by the PRC Trademark Office of the State Administration for Industry and Commerce in 2004 and is one of only two antibiotic brands in China granted such recognition. Regulatory approvals to manufacture and sell Zailin granules were obtained in February 1993, Zailin capsules in October 1996, Zailin tablets in June 1998 and Zailin injection in July 2001. Amoxicillin has been included in the national medical insurance catalog since 2000. In 2010, revenues of Zailin amounted to RMB320.8 million ($48.6 million), which accounted for 15.0% of our revenues for the year.

          Yingtaiqing. Yingtaiqing is the brand name for our generic diclofenac sodium in sustained-release capsules and gelatin dosage format, which is an anti-inflammatory pain reliever and analgesic drug used to treat rheumatoid arthritis and osteoarthritis. Yingtaiqing sustained-release capsules are prescription pharmaceuticals and are currently manufactured by a third-party manufacturer, the China Pharmaceutical University Pharmaceutical Company, or China Pharmaceutical, and we have entered into an exclusive distribution agreement with China Pharmaceutical to distribute and sell Yingtaiqing sustained-release capsules in China since 1996. A master distribution agreement was renewed in December 2009. Pursuant to the master distribution agreement, we have agreed to purchase from China Pharmaceutical a certain minimum quantity of Yingtaiqing sustained-release capsules in 2010 and 2011. We obtained the regulatory approval to manufacture and sell Yingtaiqing gelatin, an OTC medicine, in December 2005. Yingtaiqing was recognized as a “China Well-Known Trademark” in 2008. Diclofenac sodium has been included in the national medical insurance catalog since 2000. In 2010, sales of Yingtaiqing amounted to RMB175.3 million ($26.6 million), which accounted for 8.2% of our revenues for the year.
          Yidasheng. Yidasheng is our prescription edaravone injection pharmaceutical for the treatment of strokes. Yidasheng became our product in October 2007, when we completed the acquisition of a 51.0% stake in Jilin Boda, the manufacturer of Yidasheng. In 2010, we completed the acquisition of an additional 39.2% stake in Jilin Boda. Since then, we have held approximately 90.2% of the equity interest in Jilin Boda. In 2010, revenues of Yidasheng amounted to RMB124.2 million ($18.8 million), which accounted for 5.8% of our revenues for the year.
          Sinofuan. Sinofuan is our first-to-market sustained release implants for the treatment of cancer. In April 2008, we acquired Sinofuan by acquiring a 70% equity interest in Simcere Zhong Ren. In 2010, revenues of Sinofuan amounted to RMB151.8 million ($23.0 million) which accounted for 7.1% of our revenues for the year.
Other Branded Generic Pharmaceutical Products
          In addition to Endu and our five principal products, the following branded generic pharmaceutical products in aggregate also represented a significant portion of our revenues in 2010 and in aggregate accounted for 11.1% of our revenues in 2010:
•	Biqi (smectite powder);

•	Anqi (amoxicillin with clavulanate potassium granules);

•	Zaike (cefaclor dry suspension); and

•	Simcere Kechuanning (herbal medicine used for the treatment of cough in liquids and tablets).
          Biqi. Biqi is the brand name for our generic OTC anti-diarrhea pharmaceutical. We obtained regulatory approval to manufacture and sell Biqi in November 1999. Biqi has been included in the national medical insurance catalog since 2000.
          Anqi. Anqi is the brand name of our amoxicillin and clavulanate potassium tablets, granules, and injection for the treatment of infections. Anqi in tablet and injection form has been included in the national medical insurance catalog since 2000, and Anqi in granule form has been included in the national medical insurance catalog since 2009.
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
Marketing and Distribution
          We have over a decade of marketing experience in the pharmaceutical industry in China. From our inception in March 1995 to 2001, we operated as a distributor of pharmaceuticals and have leveraged our experience to establish an extensive distribution network in China that we now use to market, sell and distribute our own pharmaceuticals. As of December 31, 2010, we had 1,805 dedicated brand management and marketing employees. Our marketing and distribution activities are primarily carried out by our subsidiaries, Jiangsu Simcere and Shanghai Simcere.

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
          We have implemented marketing initiatives designed to promote awareness of our brands among potential customers. In 2008, our brand Yingtaiqing was recognized as a “China Well-Known Trademark.” In 2009, we further increased brand recognition of Yingtaiqing by sponsoring the Table Tennis Super League events between March and September and by entering into a cooperation agreement with the National Basketball Association (NBA) in October. In 2010, under the cooperation agreement with the NBA, we continued to promote brand awareness of Yingtaiqing through various media channels, including television and print. Through these and other brand promotion efforts, we have solidified and enhanced the market penetration of our Yingtaiqing brand name.
          We started our brand campaign for Biqi in 2006 by placing TV commercials featuring a celebrity couple on China Central Television, or CCTV, China’s largest nationwide television network. In 2010, we were the exclusive pharmaceutical sponsor of the film Aftershock directed by a well-known Chinese movie director. Brand awareness of Biqi has been elevated through these marketing efforts.
          Our marketing professionals collect feedback from healthcare professionals, pharmacies and end-users regarding our products. Our marketing professionals then work closely with our research and development department and manufacturing department in order to enhance our existing portfolio of pharmaceuticals and to identify potential new products for commercialization.
Distribution
          We sell all of our products (except our vaccines) exclusively to pharmaceutical distributors in China and depend on distributors for a substantial portion of our revenues. We have business relationships directly or indirectly with approximately 1,300 pharmaceutical distributors in China. Each pharmaceutical distributor in turn may distribute our pharmaceuticals within a designated region either directly to hospitals owned and controlled by counties or higher level government authorities in China, clinics, pharmacies and other retail outlets or to local distributors. Many of our pharmaceuticals are widely distributed in large hospitals located in some of the most prosperous regions in China. Our vaccines are sold to various levels of CDCs, which are controlled by various levels of government authorities in China. These hospitals must implement collective tender processes for the purchase of medicines listed in the Essential Drug List and Reimbursement List and medicines that are consumed in large volumes and commonly prescribed for clinical uses. CDCs may also implement collective tender processes for the purchase of our vaccines.
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
          Our distributors are widely dispersed on a geographic basis. Each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. In each of 2008, 2009 and 2010, no single distributor accounted for, on an individual basis, 10.0% or more of our revenues, and during the same periods, sales to our five largest distributors accounted in aggregate for approximately 11.6%, 14.0% and 17.6%, respectively, of our revenues.
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

          A portion of our production lines are equipped with automated machinery and equipment and can be used to produce different kinds of pharmaceuticals in the same physical dosage form without the need to significantly modify the current production facilities and equipment. We therefore are able to adjust our production to meet market demand and our sales target in response to market demand. The following table is a summary of our 2010 production capacity.

Pharmaceutical Agent
Production Unit	Delivery Form	2010 Capacity
Hainan Simcere
Penicillin family	Granules	630,000,000 packs
Penicillin family	Capsules	288,000,000 pills
Cefaclor family	Granules	240,000,000 packs
Cefaclor family	Capsules	60,000,000 pills

Pharmaceutical Agent
Production Unit	Delivery Form	2010 Capacity
Cefaclor family	Dry suspension	240,000,000 packs
General	Tablets	200,000,000 pills
General	Granules	240,000,000 packs
General	Gelatin	6,000,000 tubes
General	Powder	160,000,000 packs
General	Capsules	60,000,000 pills
General	Soft capsules	120,000,000 pills
Nanjing Simcere
Penicillin family	Powder injection	6,600,000 vials
Penicillin family	Granules	40,000,000 packs
Penicillin family	Tablets	70,000,000 pills
General	After equipment changing	50,000,000 bottles
	Before equipment changing	30,000,000 bottles
General	After equipment changing	27,000,000 vials
	Before equipment changing	19,000,000 vials
General	Tablets	48,000,000 pills
General	Dry suspension	40,000,000 packs
General	Capsules	38,000,000 pills
General	Granules	29,000,000 packs
General	Powder injection	2,700,000 vials
General	Frozen-dry powder	3,200,000 vials
	Sterile active pharmaceutical ingredients, or APIs	400 kg
	Extract liquid	21,000,000 vials
Shandong Simcere
Recombinant human endostatin	Injection	1,000,000 vials
Nanjing Tung Chit
Nedaplatin injection	Frozen-dry powder injection	700,000 bottles
Anti-cancer Powder for Injection	After equipment changing	1,650,000 vials
	Before equipment changing	825,000 vials
Jilin Boda
Edavarone injection	Low-dose injection	20,000,000 vials
General	Tablets	3,000,000,000 pills
General	Capsules	50,000,000 pills
General	Granules	10,000,000 packs
APIs	Phenytoinum Natricum	80,000 kg
APIs	Moroxydine	900000kg
APIs	Edaravone	4,000 kg
Simcere Zhong Ren
Fluorouracil implant	Implant	600,000 vials
Jiangsu Quanyi
H1N1 Influenza A Vaccine (Split Virion), Inactivated	Injection	10,000,000 vials
Influenza Vaccine (Split Virion), Inactivated	Injection	3,500,000 vials

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
Raw Materials
          The principal raw materials used for our medical products are the necessary active ingredients of our pharmaceuticals. We source such raw materials, as well as packaging materials, from various independent suppliers in China. In addition, we produce certain active ingredients used for the production of some of our pharmaceutical products, such as Bicun, and we also own the mining rights relating to a smectite mine that produces smectite, a raw material used for the manufacturing of Biqi. In the case of sourcing raw materials from third parties, the purchase price for the relevant raw materials is based on the prevailing market price for such materials of similar quality. Our principal packaging materials include glass ampules for injection pharmaceuticals, plastic bottles for capsule and tablet pharmaceuticals, and external packaging and printed instructions for all of our pharmaceuticals. The principal raw materials used for our vaccine products are egg embryos, which were supplied by two domestic manufacturers.
          In 2010, we purchased an aggregate of 36.9% of our total supply of raw materials from our five largest suppliers.
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
          Our generic pharmaceuticals are not protected by patents and are thus subject to competition from other generic pharmaceuticals. However, the SFDA may at its discretion, subject to certain limitations, grant first-to-market generic pharmaceuticals the protection of a multiple-year monitoring period, or a protection period under the prior regulation, during which other pharmaceutical companies cannot apply for the registration of pharmaceuticals with the same chemical structure, dosage form and indication. See “Item 4. Information on the Company—B. Business Overview—Regulation—Approval and Registration of Pharmaceutical Products.” Once the transitional protection period elapses, other manufacturers will be able to produce pharmaceuticals with the same chemical structure, dosage form and indication, and may be able to sell such products at a lower price. As a result, hospitals, clinics, pharmacies and other retail outlets may choose the lower priced products over our pharmaceuticals, resulting in a commensurate loss in sales of our products. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Most of our products are branded generics, which can be manufactured and sold by other pharmaceutical manufacturers in China once the relevant protection or monitoring periods elapse.” Furthermore, for our patented pharmaceuticals, the existence of a patent may not necessarily protect us from competition as our patent may be challenged, invalidated or held to be unenforceable. This is because patent applications can take many years to be approved and issued and currently pending applications may later result in issued patents that our product candidates or technologies may infringe. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The existence of a patent may not necessarily protect us from competition as our patent may be challenged, invalidated or held unenforceable.”
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
Insurance
          We maintain property insurance policies covering our equipment and facilities for losses due to fire, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately RMB923.5 million ($139.9 million) as of March 31, 2011. We also maintain insurance policies covering products in transit to our customers. We do not maintain product liability insurance or insurance covering potential liability relating to the release of hazardous materials. In addition, we do not maintain business interruption insurance or key employee insurance for our executive officers as we believe it is not the normal industry practice in China to maintain such insurance. We consider our current insurance coverage to be adequate. However, uninsured damage to any of our manufacturing facilities and buildings or a significant product liability claim could have a material adverse effect on our results of operations. We also maintain directors’ and officers’ liability insurance for our directors and officers.
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
Pharmaceutical Product Manufacturing
Permits and Licenses for Pharmaceutical Manufacturers
          A manufacturer of pharmaceutical products must obtain a pharmaceutical manufacturing permit from the provincial food and drug administration. This permit, once obtained, is valid for five years and is renewable upon its expiration. This permit must be renewed at least six months before its expiration date. Our current pharmaceutical manufacturing permits for each of Hainan Simcere, Nanjing Simcere, Shandong Simcere, Nanjing Tung Chit, Jilin Boda and Simcere Zhong Ren will all expire on December 31, 2015. In addition, as Jilin Boda is currently expanding its facilities which then require it to renew its existing manufacturing permit. We do not believe it will be difficult for us to renew our pharmaceutical manufacturing permit. In addition, before commencing business, a pharmaceutical manufacturer must also obtain a business license from the relevant administration for industry and commerce.

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
          Generally, GMP certificates are valid for five years and we do not believe it will be difficult for us to renew any of our GMP certifications. The following table summarizes the most recent GMP certificates we received for each of our manufacturing facilities:

Certification By Facilities	Coverage	Issue Date	Expiration Date
Hainan Simcere
	Tablets (Including Cephalosporins), Granules, Capsules, Dry Suspensions (Including Cephalosporins, Penicillin), Soft Capsules, Powders, Gelatin	August 30, 2006	August 29, 2011
	Bulk Drug (Montmorillonite, Aluminium, Dihydroxyallan-toninate, Levamlodipine Besylate, Pamidronate Disodium, Valaciclovir Hydrochloride and Benazepril Hydrochloride)	January 8, 2007	January 7, 2012
	Bulk Drug (Sumatriptan Succinate, Meloxicam, Naftopidil, Edaravone and Sibutramine Hydrochloride)	November 26, 2008	November 25, 2013
	Bulk Drug (Naftopidil, amlodipine maleate)	February 2, 2009	February 1, 2014

Nanjing Simcere
	Small Volume Parenteral Solutions	December 3, 2008	December 2, 2013
	Mixture, Oral Solution	October 27,2008	October 26, 2013
	Powder for Injection	August 6, 2008	August 5, 2013
	Sterile Bulk (Biapenem)	July 21, 2008	July 20, 2013
	Tablets, Hard Capsules, Granules, Dry Suspensions, Bulk drug (Palonosetron Hydrochloride)	October 11, 2010	October 10, 2015
	Powder for Injection (Penicillin)	December 28, 2010	December 27, 2015
	Tablets, Capsules, Dry Suspensions(Penicillin)	May 6,2008	May 5, 2013
	Bulk Drug (Zanamivir), Powder	April 9,2010	April 8, 2015

Nanjing Tung Chit
	Frozen-Dry Powder Injection (Anti-Cancer Drug)	June 16,2009	June 15, 2014
	Bulk Drug (Nedaplatin)	June 19,2009	June 18, 2014
	Bulk Drug (Oxaliplatin)	December 28,2009	December 27, 2014

Shandong Simcere
	Recombinant Human Endostatin Injection (Anti-cancer Drugs)	August 18, 2009	August 17, 2014

Simcere Zhong Ren
	Anti-cancer Implants	May 18, 2009	May 17, 2014

Jilin Boda
	Small Volume Parenteral Solutions, Edaravone Injection	February 23, 2009	February 22, 2014
	Bulk Drug (Edaravone, Phenytoinum Natricum, Moroxydine Hydrochloride)	May 18, 2010	May 17, 2015
	Tablets, Capsules, Granules	November 28, 2008	November 27, 2013

          At the time we acquired Jiangsu Quanyi, then Jiangsu Yanshen Biological Technology Stock Co., Ltd., its core products included an influenza vaccine and a human-use rabies vaccine (vero cell). Jiangsu Quanyi had also received a new medicine certificate from the SFDA for its freeze-dried human rabies vaccine (vero cell) and had completed clinical trials of its purified hepatitis A inactivated vaccine (vero cell) while SFDA approval for its purified hepatitis A inactivated vaccine (vero cell) and GMP certification for the associated new manufacturing facility were pending. However, as of the date of this annual report, the two new medicine certificates held by Jiangsu Quanyi for its rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell) have been revoked. The GMP certificate for its manufacture of human-use rabies vaccine has also been revoked, and the GMP certificate for its manufacture of influenza vaccine expired on February 2, 2010. In March 2011, Jiangsu Quanyi applied for a GMP license for the manufacture of its influenza vaccine, which is subject to SFDA approval.
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
          Following successful completion of clinical research, applicants must submit clinical research information and raw material samples to the provincial food and drug administration and the pharmaceutical examination laboratories appointed by the provincial food and drug administration to apply for approval to manufacture the new medicines. The provincial food and drug administration authority will then examine the completeness, standardization and authenticity of the submission materials and conduct an on-site inspection at the production premises of the applicants. The pharmaceutical examination laboratories appointed by the provincial food and drug administration will then examine three consecutive production batches of pharmaceutical samples collected by the provincial food and drug administration. After investigation and assessment, the provincial food and drug administration authority and the examination laboratories appointed by the provincial food and drug administration authority will produce reports to the SFDA, and the SFDA will review and approve the submission materials and carry out a final review of the application of the subject new medicine. Upon fulfillment of the relevant requirements and approval by the SFDA, the applicants will be granted a new medicine certificate and a medicine approval document. The SFDA will then issue to the applicant the Drug Quality Registration Standards with respect to the registered pharmaceuticals which the manufacturer of such pharmaceuticals must strictly comply with.
          Upon granting production approval of a new medicine, the SFDA may set a monitoring period of a maximum of five years to continue monitoring the safety of the medicine, during which the relevant pharmaceutical manufacturing company must regularly review the production technologies employed, monitor the quality, stability, curative effects and unfavorable side-effects of the new medicine, and report to the provincial level food and drug administration authority annually. During such a monitoring period, the SFDA will not accept applications for new medicine certificates for the same medicine by other pharmaceutical companies or approve the sale or import of the same medicine by other pharmaceutical companies, except that, for any other application for the same new medicine that had been approved by the SFDA to undergo clinical trials prior to the granting of a monitoring period, the SFDA may approve the application for sale or import of the new medicine if it meets the relevant requirements and will continue to monitor such new medicine. As a result, the monitoring period in connection with a new medicine can limit the competition encountered by the manufacturer of the new medicine. On February 10, 2010, the SFDA authorized our company to produce and sell Zanamivir, one of only two drugs approved by the World Health Organization, or WHO, to which the new H1N1 strain of influenza A has been shown to be susceptible. On July 15, 2010, Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd. received SFDA new drug certification and registration approval to manufacture and market Palonosetron material and injections in China. Palonosetron is a second generation 5-HT3 antagonist used for the prevention and control of acute chemotherapy-induced nausea and vomiting (CINV). As of March 31, 2011, we held 49 new medicine certificates that are in effect and have obtained 186 medicine approval documents.

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
          An approval of pharmaceutical registration issued by the SFDA will be valid for a period of five years. Within six months prior to expiration, the manufacturer may need to apply for re-registration with the provincial drug administrative authorities. Relevant authorities will review the application and renew the registration for such pharmaceutical if the relevant requirements are fulfilled. For innovative pharmaceuticals, completion of Phase IV clinical trials are required prior to the application for re-registration.
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

Quality of Vaccine Products
          On July 13, 2004, the SFDA promulgated the Administrative Regulations for Batch Certificate of Biological Products, which requires competent authority to conduct mandatory inspection and examination on each batch of vaccine products, blood products and other biological products determined by the SFDA before they may be sold in the market. Vaccine products cannot be distributed in the market before they are approved for sale by the relevant medicine inspection institute. An applicant shall apply for examination or inspection, or both examination and inspection, of each batch of vaccine products by the relevant inspection institute. For each batch of vaccine products, the applicant will provide the inspection institute with samples together with manufacturing records, internal inspection records and other quality control documents. The inspection institute will review the documents and inspect the samples and issue a batch certificate within approximately two months, if the manufacture procedures and the quality of the products are ascertained to meet the standards as approved by the SFDA. With the batch certificate, the approved batch of vaccines may be distributed in the market. Copies of batch certificates stamped by the pharmaceutical manufacturing enterprise shall be provided when selling the products.
          On June 30, 2005, the SFDA promulgated a circular which reemphasized that rabies vaccine for human-use produced as from August 23, 2005 shall be regulated under the batch certificate system. The National Institute for the Control of Pharmaceutical and Biological Products was authorized by the SFDA to conduct the inspections and issue batch certificates.
Pricing Policy
          According to a circular of the National Development and Reform Commission, or the NDRC, the Printing and Issuing of the Price Controlled List of Drugs promulgated on June 27, 2005 that took effect on August 1, 2005, the prices of Category I vaccines are subject to the control of the NDRC. Specifically, on July 28, 2009, the NDRC promulgated a circular on the manufacturers’ prices of fourteen National Immunization Program vaccines, in which the NDRC fixed the respective price ceilings of the fourteen vaccines. For those drugs not covered in the Price Control List, which are the Category II vaccines, distributors and manufacturers are entitled to set the prices. None of our current products is a Category I vaccine and we are not currently subject to price controls imposed by the NDRC. However, we cannot assure you that the NDRC will not revise its rules and include certain or all of our current products in Category I in the future.
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
          The PRC Tort Liability Law, or the Tort Liability Law, was promulgated on December 26, 2009 and took effect on July 1, 2010. The Tort Liability Law provides that once a product is found defective after it is put into circulation, the product manufacturer or seller shall timely take remedial actions such as warning or products recall. If the failure to timely take sufficient remedial action results in harm or damage, the product manufacturer or seller will assume tort liability.
Price Controls
          The retail prices of certain pharmaceuticals sold in China, primarily those included in the Drug List and Reimbursement List and those pharmaceuticals whose production or trading are deemed to constitute monopolies, are subject to price controls in the form of fixed prices or price ceilings. Manufacturers and distributors cannot set the actual retail price for any given price-controlled product above the price ceiling or deviate from the fixed price imposed by the government. The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to register to the provincial pricing authorities. Sales of pharmaceutical products by pharmaceutical manufacturers in China to overseas markets are not subject to any price control.

          The retail prices of medicines that are subject to price controls are administered by the Price Control Office of the National Development and Reform Commission, or the NDRC, and provincial and regional price control authorities. The retail price, once set, also effectively determines the wholesale price of that medicine. From time to time, the NDRC publishes and updates a list of medicines that are subject to price controls. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicines and the extent of the manufacturer’s compliance with the applicable GMP standards. The NDRC directly regulates the price of all medicines on the Reimbursement list, and delegates to provincial or regional authorities the authority to regulate the pricing of the rest of the medicines that are not included in the reimbursement list. Provincial and regional price control authorities have discretion to authorize price adjustments based on the local conditions and the level of local economic development.
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
          The NDRC may grant premium pricing status to certain pharmaceuticals that are under price controls. The NDRC may set the retail prices of pharmaceuticals that have obtained premium pricing status at a level that is more than comparable products. Two of our branded generic products, Zailin granules and Yingtaiqing capsules, have obtained premium pricing status from the NDRC.
Tendering System for Medicines Purchased by Healthcare Institutions
          Hospitals owned and controlled by counties or higher level governments must implement collective tender processes for the purchase of medicines listed in the Essential Drug List and Reimbursement List and medicines that are consumed in large volumes and commonly prescribed for clinical uses. A bidding committee must assess the bids submitted by the pharmaceutical manufacturers, taking into consideration, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. For the same type of pharmaceutical, the committee usually selects from among two to three different brands. Any reduction in the pharmaceutical purchase price by these hospitals as a result of the competitive bidding process is intended to bring about a corresponding reduction in the retail price for the benefit of patients. At present, we understand that the extent of implementation of such tender purchase system varies among different regions in China. Recently, state-owned and state-controlled hospitals of all provinces began to implement collective tender processes through online bidding by provinces. Such online bidding process is propitious to increase the transparency and competitiveness of the tendering system. In general, this bidding procedures will take place by provinces annually.
Reimbursement Under the National Medical Insurance Program
          Participants of National Medical Insurance Program are urban residents who are currently employed or retired. Participants of the National Medical Insurance Program and their employers are required to contribute to the payment of insurance premium on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the Essential Drug List and Reimbursement List, which is divided into two tiers. Purchases of Tier A medicines are fully reimbursable, but certain Tier A medicines are only reimbursable if the medicine is used for a particular stated purpose in the Essential Drug List and Reimbursement List. Purchasers of Tier B medicines are required to make a certain percentage of co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B medicines varies in different regions in the PRC. Factors that affect the inclusion of medicines in the Essential Drug List and Reimbursement List include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. The Ministry of Human Resources, together with other government authorities, has the power every two to four years to determine which medicines are included in the national medicine catalog, under which of the two tiers the included medicine falls, and whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the national medical insurance catalog in their provincial Essential Drug List and Reimbursement List. For Tier B medicines listed in the national medical insurance catalog, provincial governments have the discretion to include or remove by no more than 15% from the number of Tier B medicines listed in the national medical insurance catalog that is to be included in the provincial Essential Drug List and Reimbursement List. The patients under the Reimbursement program can be reimbursed for certain hospitalization costs on an annual basis; and if they go to the clinic for medical treatment or purchase medicines in drugstores, they can not be reimbursed.
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

Patent Prosecution
          The patent prosecution system in China is different from the U.S. system in a number of ways. The patent system in China, like most countries other than the United States, adopts the principle of “first to file.” This means that, where more than one person files a patent application for the same invention, a patent will be granted to the person who first filed the application. The United States uses a principle of first to invent to determine the granting of patents. In China, a patent must possess novelty, inventiveness and practical application. Under the existing PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or abroad or has been publicly used or made known to the public by any other means in China, nor has any other person filed with the patent authority an application which describes an identical invention or utility model and is published after the filing date. Under the amended PRC Patent Law, novelty means that the invention or utility model is not a “prior art,” and prior to the date of application, no entity or individual has filed an application with the patent authority describing the identical invention or utility model and is published after the filing date. The term “prior art” refers to technology known to the general public both in China and abroad prior to the date of application. Patents issued in the PRC are not enforceable in Hong Kong, Taiwan or Macau, each of which has independent patent systems. Patents in the PRC are filed at the State Intellectual Property Office, or SIPO, in Beijing.
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

PRC Trademark Law
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

          We conduct substantially all of our operations through the following operating subsidiaries in China.
•	Simcere Pharmaceutical Co., Ltd., or Hainan Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Hainan Simcere is currently authorized to manufacture 64 pharmaceutical products.

•	Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd., or Nanjing Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Nanjing Simcere is currently authorized to manufacture 87 pharmaceutical products.

•	Nanjing Tung Chit Pharmaceutical Company Limited, or Nanjing Tung Chit, engages in the manufacturing of pharmaceutical products. We completed the acquisition of 85.7% of the equity interest of Nanjing Tung Chit in November 2007. We acquired the remaining 14.3% of the equity interest in Nanjing Tung Chit in April 2010. Since then, Nanjing Tung Chit has been our wholly owned subsidiary. Nanjing Simcere merged with Nanjing Tung Chit on March 21, 2011.

•	Jiangsu Simcere Pharmaceutical Co., Ltd., or Jiangsu Simcere, and Shanghai Simcere Pharmaceutical Co., Ltd., or Shanghai Simcere, are both our wholly owned subsidiaries that engage in the marketing, sale and distribution of pharmaceutical products.

•	Jiangsu Simcere Vaxtec Bio-Pharmaceutical R&D Co., Ltd., or Simcere Research, is our wholly owned subsidiary that engages in the research and development of pharmaceutical products.
•	Sichuan Zigong Yirong Industrial Co., Ltd., or Sichuan Simcere, is our wholly owned subsidiary that owns the mining right to a smectite mine in Sichuan Province and engages in the extraction of smectite, a raw material used for the manufacturing of one of our pharmaceutical products.

•	Hainan Qitian Pharmaceutical Co., Ltd., or Qitian Simcere, is our wholly owned subsidiary that engages in the processing and refinement of smectite.

•	Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd., or Shandong Simcere, formerly known as Yantai Medgenn Co., Ltd., is our wholly owned subsidiary that engages in the manufacturing of Endu in China. We completed the acquisition of 80.0% of the equity interest of Shandong Simcere in September 2006 and an additional 10.0% of the equity interest in Shandong Simcere in June 2007. In January 2009, we acquired the remaining 10.0% of the equity interest in Shandong Simcere, which is now our wholly owned subsidiary. In addition, Shandong Simcere owns a 40.0% equity interest in Medgenn (Hong Kong) Co., Ltd., or Hong Kong Medgenn, which was acquired for no cash consideration. Hong Kong Medgenn has the exclusive right to engage in the development and sale of Endu in any jurisdiction outside of the PRC until February 10, 2015. Hong Kong Medgenn has not conducted any operations to date.

•	Jilin Boda Pharmaceutical Co., Ltd., or Jilin Boda, is our 90.2% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. Prior to July 2010, we owned 51.0% of the equity interest in Jilin Boda. In June 2010, we entered into a series of agreements to further acquire approximately 39.2% of the equity interest in Jilin Boda and completed this acquisition on July 4, 2010. Since then, we have held approximately 90.2% of the equity interest in Jilin Boda.

•	Wuhu Simcere Zhong Ren Pharmaceutical Co., Ltd., or Simcere Zhong Ren, is our 70.0% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. We completed the acquisition of the 70.0% equity interest in Simcere Zhong Ren in April 2008.

•	Jiangsu Quanyi Biological Technology Stock Co., Ltd., or Jiangsu Quanyi, engages in the manufacturing and sale of vaccines. In May 2009, we acquired 37.5% equity interest of Jiangsu Quanyi. In December 2009, we acquired the 100.0% stake in ChinaVax, a Cayman Islands investment holding company, that held 15.0% of the equity interest in Jiangsu Quanyi. Since then, we have held 52.5% of the equity interest in Jiangsu Quanyi.
D. Property, Plant and Equipment
          Our headquarters and our research and development facility are located in Nanjing, Jiangsu Province, on a parcel of land with an aggregate site area of approximately 193,100 square meters. The land use rights will expire in 2056. We have also entered into a framework agreement with Beijing Strong Science Park Development Co., Ltd. in March 2011, in order to purchase land use rights with respect to a site area of approximately 65,300 square meters in the Zhongguancun Innovation Park in Beijing, where we plan to establish a regional research and development center and offices.
          We have seven GMP-approved manufacturing facilities that are located in Nanjing in Jiangsu Province, Haikou in Hainan Province, Liaoyuan in Jilin Province, Yantai in Shandong Province, Wuhu in Anhui Province and Changzhou in Jiangsu Province. Our facilities in Nanjing are approximately 36,677 square meters in total, occupying four parcels of land with an aggregate site area of approximately 309,788 square meters. The land use rights granted with respect to the lands will expire in 2048, 2054 and 2054 and 2056. Our facility in Haikou, Hainan Province is approximately 17,000 square meters and occupies a parcel of land with an aggregate site area of approximately 40,000 square meters. The land use rights will expire in 2067. The facility in Yantai, Shandong Province is approximately 3,000 square meters and occupies a parcel of land with an aggregate site area of approximately 48,000 square meters. The land use rights will expire in 2053. The facility in Liaoyuan, Jilin Province is approximately 19,827 square meters and occupies an aggregate site area of approximately 55,000 square meters. The land use rights will expire in 2056. The facility in Wuhu, Anhui Province is approximately 2,118 square meters and occupies a parcel of land with an aggregate site area of approximately 20,000 square meters. The land use rights will expire in 2052. The facility in Changzhou, Jiangsu Province is approximately 57,987 square meters and occupies a parcel of land with an aggregate site area of approximately 97,046 square meters. The land use rights will expire in 2056.
          In addition, we own the mineral exploration rights relating to a smectite mine that can produce 300,000 tons in total of smectite, a raw material used for the manufacturing of our diarrhea medicine Biqi.
          We believe that our existing facilities, together with the facilities under construction, are adequate for our current requirements.
Item 4A. UNRESOLVED STAFF COMMENTS
          None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
          You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements included elsewhere in this annual report on Form 20-F . This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F .
A. Operating Results
Overview
          We are a leading manufacturer and supplier of branded generic pharmaceuticals in the fast growing China market. We focus our strategy on the development of first-to-market generic and innovative pharmaceuticals. We currently manufacture and sell 51 principal pharmaceutical products and are the exclusive distributor of two additional pharmaceutical products that are marketed under our brand names. We market and sell our products directly or indirectly to approximately 1,300 pharmaceutical distributors who in turn sell these products to other distributors, hospitals and retail pharmacies throughout China.
          We commenced operations in March 1995 and operated our business mainly as a distributor of pharmaceutical products. Since then, we have gradually built up our research and development and manufacturing capabilities and have become one of the leading pharmaceutical companies in China that develop, manufacture and sell branded generic pharmaceuticals. To date, we have introduced a series of branded products, including our first-to-market generic anti-stroke medication Bicun, as well as our innovative pharmaceutical Endu, the first recombinant human endostatin injection approved for sale in China. Revenues from Bicun, Zailin, Yingtaiqing, Endu, Yidasheng and Sinofuan, on an individual basis, exceeded RMB100.0 million ($15.2 million) in 2010, which we believe is evidence of wide market acceptance of these products in the China market.
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
The Growth of the Pharmaceutical Market in China
          With approximately one-fifth of the world’s population and a fast-growing gross domestic product, China represents a significant potential market for the pharmaceutical industry. We believe the pharmaceutical market in China is expected to grow due to factors such as robust economic growth, increased pharmaceutical expenditure, an aging population, an increase in lifestyle-related diseases, government support of the pharmaceutical industry, the relatively low research and development and clinical trial costs in China as compared to more developed countries, as well as the increased availability of funding for medical insurance and industry consolidation in China. Our business and revenue growth primarily depend on the size and growth of the pharmaceutical products in China. As a result, our revenue and profitability may be negatively affected by changes in national, regional or local economic conditions and consumer confidence in China. In particular, as we focus our expansion of retail stores in metropolitan markets, where living standards and consumer purchasing power are higher than rural areas, we are especially susceptible to changes in economic conditions, consumer confidence and customer preferences of the urban Chinese population. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry—Changes in economic conditions and consumer confidence in China may influence consumer preferences and spending patterns, and accordingly, our results of operations.”
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

The Extent of Inclusion of Our Pharmaceuticals in the Essential Drug List and Reimbursement List
          Eligible participants in the national basic medical insurance program in China, which consists of mostly urban staff and residents, are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the Essential Drug List and Reimbursement List. See “Item 4. Information on the Company—B. Business Overview—Regulation—Reimbursement Under the National and Provincial Medical Insurance Programs.” In August 2009, the PRC Ministry of Health established the essential drug list, which contains 205 chemical drugs and 102 traditional Chinese medicines. On November 30, 2009, China’s Ministry of Human Resources and Social Security issued China’s national drug reimbursement list consisting of 2,127 Tier A and Tier B drugs. Factors that affect the inclusion of medicines in the Essential Drug List and Reimbursement List include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China, whether it is considered to be important in meeting the basic healthcare needs of the general public, whether the price is reasonable and whether it is safe and effective. As of March 31, 2011, 36 of our 51 principal products, including Edaravone (Bicun and Yidasheng), Nedaplatin (Jiebaishu), Diclofenac (Yingtaiqing), Amoxicillin (Zailin), Biapenem (Anxin), Amoxicillin and Clavulanate (Anqi), Levamlodipine (Xinta), Alfacalcidol (Faneng), Smectite (Biqi), Kechuanning and Rosuvastatin (Shufutan), have been included in the Essential Drug List and Reimbursement List.
          The inclusion of a medicine in the Essential Drug List and Reimbursement List can substantially improve the sales volume of the medicine due to the availability of third-party reimbursements. However, pharmaceuticals included in the Essential Drug List and Reimbursement List are subject to price adjustments by the national authorities. Such price controls, especially downward price adjustments, may negatively affect the unit price of our products. See “—Product Pricing and Price Controls.” On balance, we believe that the benefit of the inclusion of our pharmaceuticals in the Essential Drug List and Reimbursement List outweighs the cost of such inclusion.
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
Our Ability to Compete In the Tender Processes for Purchase of Medicines by State-Owned and State-Controlled Chinese Hospitals
          A substantial portion of the products we sell to our distributor customers are sold to hospitals owned or controlled by counties or higher level government authorities in China. These hospitals must implement collective tender processes for the purchase of medicines listed in the Essential Drug List and Reimbursement List and consumed in large volumes and commonly prescribed for clinical uses. Factors considered by these hospitals in assessing bids include, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. The collective tender process for pharmaceuticals with the same chemical composition must be conducted annually in principal, and pharmaceuticals that have won in the collective tender processes previously must participate and win in the collective tender processes in the following period before new purchase orders can be issued. If we are unable to win purchase contracts through the collective tender processes in which we decide to participate, we will lose market share to our competitors, and our revenues and profitability will be adversely affected.
Product Pricing and Price Controls
          In October 2009, the NDRC implemented pricing ceilings on 2,349 pharmaceutical products, including drugs or medicines which are on the Essential Drug List. Certain of our pharmaceutical products sold in China, primarily those included in the Essential Drug List and Reimbursement List, are subject to price controls in the form of fixed prices or price ceilings. Controls over and adjustments to the retail price of a pharmaceutical may have a corresponding impact on the wholesale price of that pharmaceutical. From time to time, the PRC government publishes and updates a list of medicines that are subject to price controls, either at the national level or the provincial or regional level. Fixed prices and price ceilings on medicines are determined based on profit margins that the relevant government authorities deem reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicines and the extent of the manufacturer’s compliance with the applicable GMP standards. See “Item 4. Information on the Company—B. Business Overview—Regulation—Price Controls.”

          As of March 31, 2011, 36 of our 51 principal products, including Edaravone (Bicun and Yidasheng), Nedaplatin (Jiebaishu), Diclofenac (Yingtaiqing), Amoxicillin (Zailin), Biapenem (Anxin), Amoxicillin and Clavulanate (Anqi), Levamlodipine (Xinta), Alfacalcidol (Faneng), Smectite (Biqi), Kechuanning and Rosuvastatin (Shufutan), have been included in the Essential Drug List and Reimbursement List.
          Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 27 times. The latest price reductions occurred on March 2, 2011 and affected a total of 1,035 pharmaceuticals.
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
          The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to notification to the provincial pricing authorities. As we sell our products exclusively to pharmaceutical distributors in China, we price our pharmaceuticals that are not subject to price controls based on the prices of competing pharmaceuticals, if any, in the market and our gross margin. For instance, currently Endu is not subject to any price controls, and is premium priced by pharmaceutical companies.
Acquisitions
          In 2006 and 2007, we acquired an aggregate of 90.0% equity interest in Shandong Simcere, a PRC pharmaceutical company engaged in the research, development, manufacture and sale of an anti-cancer medication under the name Endu. In January 2009, we acquired the remaining 10.0% equity interest in Shandong Simcere for cash consideration of RMB30.1 million.
          In September 2007, we entered into a definitive agreement to acquire a 51.0% equity interest in Jilin Boda for a total of RMB123.1 million in cash. The acquisition was completed in October 2007. Jilin Boda manufactures the injectable stroke management medication, Yidasheng, the only other edaravone injection currently available in China other than Bicun at that time.
          In November 2007, we acquired 100.0% of the equity interest in Master Luck Corporation Limited, which in turn holds 85.7% of the equity interest in Nanjing Tung Chit, the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is marketed under the brand name Jiebaishu. The total consideration for the acquisition was RMB32.9 million in cash. We believe Jiebaishu, as a leading nedaplatin product in China, further complements our current portfolio of anti-cancer pharmaceuticals that already include our innovative pharmaceutical Endu, as well as provide us with a manufacturing facility and production line for chemotherapy pharmaceuticals that is in compliance with GMP standards. In April 2010, Nanjing Tung Chit became our wholly owned subsidiary after we acquired the remaining 14.3% equity interest for RMB6.3 million ($1.0 million) in cash. Nanjing Tung Chit merged into Nanjing Simcere Dongyuan in March 2011.
          In April 2008, we acquired a 70.0% equity interest in Simcere Zhong Ren, the manufacturer of first-to-market 5-FU sustained release implants for the treatment of cancer under the brand name of Sinofuan, for a total consideration of RMB65.1 million in cash, to enhance our offerings in the anti-drug market and creates synergies with Endu, the anti-tumor drug.
          In May 2009, we entered into an agreement to indirectly acquire approximately 35.0% of the equity interest of Shanghai Celgen Bio-Pharmaceutical Co., Ltd., or Shanghai Celgen, for cash consideration of RMB110.0 million. Shanghai Celgen has strong expertise in research and production of therapeutic antibodies and possesses an antibody manufacturing facility in Shanghai, for which the medicine certificate was approved by the SFDA in March 2011 and the GMP certification is still pending. Shanghai Celgen’s major biogeneric drug candidate, an etanercept, has completed clinical trials and was approved by the SFDA in April 2011.
          In May 2009, we entered into an agreement to acquire a 37.5% equity interest in Jiangsu Quanyi, a China-based developer and manufacturer of vaccines, for cash consideration of RMB195.5 million. In October and November 2009, we entered into two agreements pursuant to which we acquired the entire equity interest in ChinaVax, a Cayman Islands company that, as its sole business, held a 15.0% stake in Jiangsu Quanyi, for total consideration of RMB102.7 million. As of the date of this annual report, a portion of the consideration has not been paid. After completion of this acquisition, we hold an aggregate of 52.5% of the equity interest in Jiangsu Quanyi.

          After we entered into the share purchase agreements in October and November 2009 to acquire a 15.0% equity interest in Jiangsu Quanyi, but prior to the full completion of the transaction, we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine (vero cell). On November 23, 2009, we urged the board of Jiangsu Quanyi to replace its general manager and head of quality assurance and demanded that Jiangsu Quanyi implement a total suspension of production effective on November 30, 2009 to facilitate internal inspection and rectification of its quality control systems.
          On December 3, 2009, the SFDA issued a public notice announcing the initiation of a comprehensive investigation into quality issues regarding human-use rabies vaccine manufactured by two companies including Jiangsu Quanyi, and ordered Jiangsu Quanyi to halt marketing and production of all products including its human-use rabies vaccine. In April 2010, the Changzhou Food and Drug Administration found that the four batches of human-use rabies vaccine, which were manufactured by Jiangsu Quanyi and released into the market between July and October 2008, had an insufficient amount of active compounds. It was found that illegal activities were conducted at Jiangsu Quanyi, whereby inadequate quality control processes were in place, and there was misrepresentation and avoidance of regulatory inspections, which caused substandard vaccines to be released into the market.
          On April 27, 2010, the SFDA revoked two new medicine certificates held by Jiangsu Quanyi for its rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell). The GMP certificate for its manufacture of human-use rabies vaccine has also been revoked, and the GMP certificate for its manufacture of influenza vaccine expired on February 2, 2010. In March 2011, Jiangsu Quanyi applied for a GMP license for the manufacture of its influenza vaccine, which is subject to SFDA approval.
          On May 15, 2010, Jiangsu Quanyi received a notification from the Changzhou Food and Drug Administration, which assessed a fine of RMB25.6 million ($3.9 million), consisting of penalties and confiscable revenues from past sales of substandard human-use rabies vaccine, against Jiangsu Quanyi. The notification also stated that Jiangsu Quanyi must bear the cost of patient re-vaccinations of approximately RMB23.0 million ($3.5 million). In addition, the People’s Court of Tianning District, Changzhou imposed a fine of RMB1.6 million ($0.2 million) on Jiangsu Quanyi for its past sales of substandard human-use rabies vaccine. The final judgment issued by the Intermediate People’s Court of Changzhou imposed an additional penalty of RMB3.0 million ($0.5 million) on Jiangsu Quanyi. As of December 31, 2009, we recognized an accrual of RMB50.3 million ($7.6 million) for the penalties and cost of patient re-vaccinations. During the year ended December 31, 2010, we paid penalties of RMB10.3 million ($1.6 million) and as of December 31, 2010, RMB43.0 million ($6.5 million) remained unpaid. Subsequent to December 31, 2010, we have paid penalties of RMB10.0 million ($1.5 million) and patient re-vaccination costs of RMB11.5 million ($1.7 million). We have withheld 30.0% of the consideration for our acquisition of the additional 15.0% stake in Jiangsu Quanyi. As of the date of this annual report, Jiangsu Quanyi’s operations remain suspended. Jiangsu Quanyi applied for a GMP license for the manufacture of its influenza vaccine in March 2011, and expects to recommence the production and sale of its influenza vaccine in the second half of 2011.
          In June 2010, we entered into a series of transactions to: (i) acquire approximately 39.2% of the equity interest in Jilin Boda through an acquisition of 80.0% of the equity interest in Nanjing Xiangao Investments Management Co., Ltd., or Nanjing Xiangao, an investment company which holds approximately 49.0% of the equity interest in Jilin Boda; and (ii) enter into a put-and-call arrangement for the obligation and option to acquire the remaining 20.0% of the equity interest in Nanjing Xiangao, which would allow us to effectively acquire approximately 9.8% of the equity interest in Jilin Boda. The additional purchase of equity interests in Jilin Boda did not constitute a change in control. These series of transactions were completed on July 4, 2010 with a total purchase consideration of RMB174.2 million ($26.4 million), consisting of cash consideration of RMB 170.2 million ($25.8 million) and RMB4.0 million ($0.6 million), representing the difference between RMB30.4 million ($4.6 million), the fair value of buildings, machinery and equipment transferred to the selling shareholder, and RMB 26.4 million ($4.0 million), the consideration receivable from the selling shareholder. As of result of our acquistion of an additional 39.2% of the equity interest in Jilin Boda, we effectively hold approximately 90.2% of the equity interest in Jilin Boda.
Revenues
          We generate revenues mainly from the sales of our products. Our product revenues represent our revenues from the sales of our products, less value-added taxes, or VAT.
          Our products include antibiotics, anti-stroke medications, anti-inflammatory drugs, anti-cancer medications and other medicines. We generate a substantial portion of our revenues from sales of Bicun, Zailin, Endu, Yingtaiqing, Yidasheng and Sinofuan, which in aggregate, accounted for 78.6%,76.8% and 77.7% of our revenues in 2008, 2009 and 2010, respectively.

          The following table sets out a breakdown of our revenues for these major products, and each item expressed as a percentage of our revenues, for the periods indicated:

	Year Ended December 31,
	2008		2009		2010
	(in		(in		(in
	thousands of	(% of	thousands of	(% of	thousands of	(% of
	RMB)	revenues)	RMB)	revenues)	RMB)	revenues)
Bicun	570,584	32.8	619,340	33.3	667,669	31.2
Zailin	290,215	16.7	279,631	15.0	320,833	15.0
Yingtaiqing	146,660	8.4	151,378	8.2	175,296	8.2
Sinofuan	41,400	2.4	126,297	6.8	151,829	7.1
Yidasheng	80,580	4.6	126,038	6.8	124,178	5.8
Endu	239,439	13.7	124,186	6.7	223,090	10.4
          We sell substantially all of our products (except for vaccines) to pharmaceutical distributors as we believe this is the most cost-effective way to reach a broad end-user base. We typically enter into written distribution agreements with our distributor customers for one-year terms that are generally renewed annually. Our sales are generally made on a purchase order basis, rather than under any long-term commitments. We compete for desired distributors with other pharmaceutical manufacturers. Any disruption of our distribution network, including failure to renew existing distribution agreements with desired distributors or establish relationships with important new distributors, could negatively affect our ability to effectively sell our products, which could materially and adversely affect our revenues and profitability. Furthermore, we have limited ability to manage the activities of our distributors as they are independent from us. Our distributors may potentially engage in actions that may violate the anti-corruption laws in China, engage in other illegal practices or exhibit and damaging behaviors with respect to their sales or marketing of our products, which could have a material adverse effect on our business, prospects and brand.
          Our distributor customers are widely dispersed on both a geographic and revenues basis even though each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. In 2008, 2009 and 2010, no single distributor accounted for, on an individual basis, 10.0% or more of our revenues, and sales to our five largest distributors accounted in aggregate for approximately 11.6%,14.0% and 17.6%, respectively, of our revenues.
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
          In the past, we have experienced limited amounts of uncollectible accounts receivable. In 2008, 2009 and 2010, the provision for bad debt expense amounted to RMB1.6 million, RMB0.1 million and RMB0.8 million ($0.1 million), respectively. Our allowance for doubtful accounts amounted to RMB6.7 million and RMB7.5 million ($1.1 million), as of December 31, 2009 and 2010, respectively.
Cost of Materials and Production and Operating Expenses
          The following table sets forth our cost of materials and production and operating expenses as percentages of our revenues for the period indicated:

	Year Ended December 31,
	2008	2009	2010
	(in percentages)
Cost of materials and production	18.4	17.3	16.0

	Year Ended December 31,
	2008	2009	2010
	(in percentages)
Operating expenses
Research and development expenses	4.9	7.2	5.9
Sales, marketing and distribution expenses	45.0	53.9	55.4
General and administrative expenses	11.2	12.0	12.6
Impairment loss on goodwill	—	4.1	—
Total operating expenses	61.1	77.2	73.9
          Our cost of materials and production declined as a percentage of our revenues from 2008 to 2009 due primarily to the resale of generic drugs for other pharmaceutical companies at a relatively high cost of sales as a percentage of their revenues. Our cost of materials and production as a percentage of our revenues declined from 2009 to 2010 due primarily to an increase in percentage of sales derived from high-margin product.
          Our operating expenses increased as a percentage of our revenues from 2008 to 2009. The increase was primarily due to the recognition of impairment loss of goodwill, increase in our sales, marketing and distribution expenses and research and development expenses as a percentage of our revenues as a result of the increased marketing expenses for promoting Bicun and Sinofuan and the increase in research and development expenses associated with the acquisition of a drug development right of an anti-tumor and the development of antibody therapeutics for tumors. Our operating expenses declined as a percentage of our revenues from 2009 to 2010 mainly due to the decrease in R&D expense and the impairment loss in goodwill of Jiangsu Quanyi recognized in 2009.
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

          We are developing a number of new pharmaceuticals through our in-house expertise and through joint research and development efforts with universities and research institutions in China. As of March 31, 2011, we had over 13 product candidates in various stages of development. Product candidates that we believe have the highest potential for commercialization include Iguratimod tablets, for which we are currently seeking SFDA approval. See “—C. Research and Development—Product Candidates.” We plan to commence the manufacturing, marketing and sales of these products as soon as we obtain the relevant SFDA approvals.
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
          Our IPR&D projects represent the fair value assigned to incomplete research projects that we acquire through business combinations, which at the time of acquisition, have not reached technological feasibility. For business combinations for which the acquisition date is before January 1, 2009, the fair value of such projects was expensed upon acquisition. For business combinations for which the acquisition date is on or after January 1, 2009, the fair value of a research projects is recognized as intangible asset on the consolidated balance sheet rather than expensed. The amounts capitalized are accounted for as indefinite-lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, we will make a determination as to the useful life of the intangible asset and begin amortization. We test IPR&D for impairment at least annually and whenever impairment indicators are present. The impairment test consists of a comparison of the fair value of the IPR&D with its carrying amount. If the carrying amount of an IPR&D exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Our IPR&D projects are still in progress. Based on our impairment testing, the fair value of IPR&D as of December 31, 2010 was greater than the carrying amount. No impairment loss was recognized for the year ended December 31, 2010.

          We have incurred research and development expenses of RMB86.1 million, RMB133.0 million and RMB125.7 million ($19.1 million) in 2008, 2009 and 2010, respectively, representing 4.9%, 7.2% and 5.9% of our revenues, respectively. Our research and development capabilities have been recognized by various levels of the PRC government and we have received government funding in recognition of our capabilities. From January 1, 2008 to December 31, 2010, we recognized approximately RMB10.4 million in research grants from the PRC government.
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
Sales, Marketing and Distribution Expenses
          Sales, marketing and distribution expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing, distribution and customer support functions and costs associated with advertising and other marketing activities including expenses of engaging professional promotion and marketing companies. We host in-person product presentations, conference and seminars for physicians, other healthcare professionals and research scholars to promote and generate awareness of our pharmaceuticals. For our OTC pharmaceuticals, we also carry out consumer advertising and educational campaigns. As the pharmaceutical market in China continues to grow, we plan to further develop and strengthen our sales, marketing and distribution network in order to increase the market recognition of our products and our Simcere brand name. In 2008, 2009 and 2010, sales, marketing and distribution expenses increased primarily as a result of the additional sales and marketing activities carried out by an increased number of sales personnel and our increased product offerings.
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
          On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible directors, employees and consultants the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2006 Share Incentive Plan for our restricted shares. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that are validly tendered in the exchange offer. A total of 154 directors and employees accepted the offer, and tendered options to purchase an aggregate of 9,802,400 ordinary shares in exchange for 1,833,990 vested shares and 2,916,028 non-vested shares on May 7, 2009. The exchange of the share option awards for restricted shares was accounted for as a modification for awards, which involves a cancellation of the original award and an issuance of a new award. The effect of this award modification on share-based compensation expense over the remaining requisite service period was insignificant.

          On October 14, 2009 and December 4, 2009, we issued 200,000 and 40,000 restricted shares to our officers and key employees under our 2006 share incentive plan, respectively. During 2010, we issued 870,000 restricted shares in total to our officers and key employees under our 2006 share incentive plan, including 480,000 restricted shares issued on March 9, 2010 to our independent directors and president. On September 1, 2010, we granted 978,000 options to our officers and key employees with an exercise price of $4.545 per share. These options vest over a five-year period, with 20% of them vesting on September 1 of each year beginning from 2011.
          We account for share-based compensation expenses based on the fair value of the share options on the date of the grant and recognize the amount over the requisite service period.
          We recognized share-based compensation in the amount of RMB25.5 million, RMB23.7 million and RMB31.1 million ($4.7 million) in 2008, 2009 and 2010, respectively. Share-based compensation expenses are allocated among each of research and development expenses, sales, marketing and distribution expenses and general and administrative expenses based on the nature of the work our employees were assigned to perform.
Taxation and Incentives
          The CIT law provides that all enterprises in China, including foreign-invested companies, are subject to a uniform 25% corporate income tax rate and all tax reduction or exemption as well as incentives solely available to foreign-invested enterprises prior to the promulgation of the CIT law are cancelled. However, the CIT law and its relevant regulations provide a five-year transition period for those enterprises which were established before March 16, 2007 and were entitled to a preferential income tax rate of 15% under the then effective tax laws or regulations as well as grandfathering certain tax holidays. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively. In addition, manufacturing entities previously entitled to a tax holiday of two-year 100% exemption followed by three-year 50% exemption (“2+3 tax holiday”) under the then effective tax laws and regulations shall continue to enjoy the tax holidays until they expire.
          Further, entities that qualify as “Advanced and New Technology Enterprises” or ANTEs under the CIT law are entitled to a preferential income tax rate of 15%. According to the Notice on Prepayment of Corporate Income Tax issued by the State Administration of Taxation, an ANTE recognized according to previous tax regulations prior to January 1, 2008 should be subject to a corporate income tax rate of 25% before it is re-identified as an ANTE under the CIT law.
          On April 14, 2008, the Management Measures of Identifying Advanced and New Technology Enterprises and its annex, Key Fields of New and High-Tech Supported by the State, were issued jointly by the Ministry of Science and Technology, State Administration of Tax and the Ministry of Finance, and outline the detailed procedures and measures to identify such ANTEs. In December 2008, Shandong Simcere and Jilin Boda were recognized by the Chinese government as ANTEs under the CIT law and entitled to the preferential income tax rate of 15% from 2008 to 2010. In December 2009, Nanjing Simcere was recognized by the Chinese government as ANTE under the CIT law and entitled to the preferential tax rate of 15% from 2009 to 2011. The relevant tax authority confirmed to Simcere Zhong Ren that it could inherit the ANTE status from its predecessor for 2009 and 2010. Jiangsu Quanyi was also recognized by the Chinese government as ANTE under the new CIT law and entitled to the preferential tax rate of 15% from 2009 to 2010. Under the CIT law, where the transitional preferential income tax policies and the preferential policies prescribed under the CIT law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. Shandong Simcere and Nanjing Simcere have chosen to enjoy the “2+3 tax holiday” grandfathering treatment until expiry in 2011 and 2010, respectively.
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

          As a result of these preferential tax treatments and other local tax incentives, our effective income tax rates were 11.5%, 36.9% and 5.4% in 2008, 2009 and 2010, respectively. The higher effective income tax rate in 2009 resulted primarily from the non-deductible impairment loss of goodwill and re-measurement loss of previously held equity interest in Jiangsu Quanyi in 2009. The lower effective income tax rate in 2010 resulted mainly from tax holidays and preferential tax rates enjoyed by some of our PRC subsidiaries during 2010, and for certain deferred tax assets, the effect of a higher tax rate applied for their future tax benefits.
          The CIT law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation rules for the CIT law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) our overseas registered entities to be treated as PRC resident enterprises.
          Under the CIT law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC income tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties entered into between China and other jurisdictions.
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
Acquisitions
          On January 1, 2009, FASB ASC 805, Business Combinations , issued by the FASB was adopted which changes the way in which the acquisition method is to be applied in a business combination and also changes the way assets and liabilities are recognized in purchase accounting on a prospective basis. The acquisition method of accounting requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values with limited exceptions. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recognized as goodwill. Transaction costs and costs to restructure the acquired company are expensed as incurred. If we determine the asset acquired does not meet the definition of a business under the acquisition method of accounting, the transaction will be accounted for as an acquisition of assets rather than a business combination, and therefore, no goodwill will be recognized. The fair value of intangible assets, including acquired IPR&D, is based on significant judgments made by us. Amounts allocated to acquired IPR&D are capitalized and accounted for similar to indefinite-lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, we will make a separate determination as to the then useful life of the asset and begin amortization. The valuations and useful life assumptions are based on information available near the acquisition date and are based on expectations and assumptions that are deemed reasonable by us. The judgments made in determining estimated fair values assigned to assets acquired and liabilities assumed, as well as asset lives, can materially affect our results of operations.

Allowance for Doubtful Accounts
          We grant credit to a portion of our customers in the normal course of business depending on the customers’ credit worthiness and the type of products we sell to them, although we require some customers to make payment prior to shipment. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the allowance by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. In the event that we believe a trade receivable will become uncollectible, we record additional provision to increase the allowance for doubtful accounts. The accounting effect of this entry is a charge to income. We believe our allowance to doubtful accounts is sufficient to reflect the recoverability of our accounts receivable. If our business grows, we expect our accounts receivable balance to increase, as could our allowance for doubtful accounts. If the financial condition of our customers deteriorates, our uncollectible accounts receivable could exceed our current or future allowances. See “—Revenues.” Our accounts and bills receivables increased as compared to December 31, 2009 were mainly due to the increased in sales and decreased in bills receivables factored to the financial institutions.
          The following table presents the movement of allowance for doubtful accounts in 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	$
	(in thousands)
Beginning allowance for doubtful accounts	6,635	6,995	6,749	1,022
Additions charged to bad debt expense	1,576	101	843	128
Write-off of accounts receivable	(1,216)	(347)	(117)	(18)

Ending allowance for doubtful accounts	6,995	6,749	7,475	1,132

Inventories
          We value our finished goods inventory at the lower of cost, which consists of the cost of direct labor and raw materials as well as allocation of variable and fixed production overheads, and market value. Variable production overheads are allocated to each unit of production based on the actual use of the production facilities and fixed production overheads are allocated to the cost of conversion based on the normal capacity of the production facilities. We determine normal capacity as being a reasonable level of production volume supported by sufficient customer demand without any abnormal equipment downtime due to shortages of materials and labor. Expenses relating to abnormal levels of idle or excess facilities, spoilage and similar costs are expensed as incurred. In 2008, 2009 and 2010, we did not incur any significant abnormal amounts of idle facility expenses or spoilage as our manufacturing facilities were operating at normal capacity. Our inventory as of December 31, 2010 decreased as compared to December 31, 2009 primarily due to the decrease in Jiangsu Quanyi’s inventory and its suspension of operations during 2010.
          We write down the cost of inventory that we specifically identify and consider as obsolete. Finished goods inventory is considered obsolete when it has less than six months of remaining shelf life. Our raw materials and packaging materials are not subject to significant risk of obsolescence. We manage our inventory level based on our estimates of future demand within a specific time period, generally three months or less based on existing customer orders and, to a limited extent, forecasted customer orders. Given our manufacturing plan is primarily based on existing customer orders, we have recorded minimal inventory write-downs in the past. Our inventory write-downs for 2008, 2009 and 2010 were RMB3.0 million, RMB2.9 million and RMB4.8 million ($0.7 million), respectively.

Depreciation and Amortization
          Our long-lived assets include property, plant and equipment, intangible assets such as customer relationships, developed technology and product trademarks, manufacturing licenses, IPR&D and goodwill.
          Except for goodwill and IPR&D, we depreciate and amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property, plant and equipment (including the salvage values) and intangibles, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. We estimate the useful lives at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives and salvage values in 2008, 2009 and 2010.
Impairment of Long-Lived Assets and Goodwill
          As of December 31, 2010, our intangible assets primarily consisted of developed technologies, product trademarks and IPR&D that we acquired in connection with our acquisition of 90.0% of the equity interest in Shandong Simcere in 2006 and 2007, a 51.0% equity interest in Jilin Boda in 2007, an 85.7% equity interest in Nanjing Tung Chit in 2007, a 70.0% equity interest in Simcere Zhong Ren in 2008, and a 52.5% equity interest in Jiangsu Quanyi in 2009.
          The developed technology acquired in connection with our acquisitions represents the right to use, manufacture, market and sell patented and generic pharmaceuticals. These pharmaceuticals include the anti-cancer drug, Endu, the edaravone injection, Yidasheng, the nedaplatin injection, Jiebaishu, 5-FU sustained release implant, Sinofuan and influenza vaccine. We estimated the fair value of the developed technology based on an income approach. Under this approach, fair value of an asset is determined based on the present value of projected future net cash flows associated with the use of the asset. The most significant estimates and assumptions inherent in the income approach when we valued the developed technology include: the growth rate of our revenues from sales; the earnings before interest and tax, or EBIT, margin derived from sales; the discount rate selected to measure the risks inherent in future cash flows; and our assessment of the product life cycle. We also considered competitive trends influencing the sales, including consideration of any technical, legal, regulatory, and economic barriers to entry. Any material change in any of the key assumptions would affect the fair value of the developed technology which would have an offsetting effect on the amount of goodwill recognized from the acquisitions. Future events, such as market acceptance, introduction of superior pharmaceuticals by our competitors, regulatory actions, safety concerns as to our pharmaceuticals, and challenges to and infringement of our intellectual property rights, could result in write-downs of the carrying value of the developed technology. We estimated the economic useful life of the developed technology by taking into consideration the remaining protection period of the underlying pharmaceuticals’ patent rights in China and the expected competitive trend in the PRC market. We adopted a straight-line method of amortization for the developed technology as the pattern in which its economic benefits are used up cannot be reliably determined. Material changes in any of our key assumptions would affect the fair value of our developed technology.
          For IPR&D, the fair value was determined using an income approach, through which fair value is estimated based on each asset’s probability adjusted future net cash flows, which reflect the different stages of development of each product and the associated probability of successful completion. The net cash flows are then discounted to present value using an appropriate discount rate.
          We evaluate long-lived assets, including property, plant and equipment and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. We recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We determine fair value based on either market quotes, if available, or discounted cash flows using a discount rate commensurate with the risk inherent in our current business model for the specific asset being valued. Major factors that influence our cash flow analysis are our estimates for future revenues and expenses associated with the use of the asset. No long-lived assets or asset groups held and used including property, plant and equipment and intangible assets with definite lives were tested for impairment in 2009 and 2010 and no impairment charge was recognized for the years ended December 31, 2008, 2009 and 2010.
          We evaluate IPR&D for impairment at least annually or whenever impairment indicators are present. The impairment test consists of a comparison of the fair value of the IPR&D with its carrying amount. For impairment testing purposes, we combine IPR&D if they operate as a single asset and are essentially inseparable. If the fair value is less than the carrying amount, we recognize an impairment loss is recognized based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. Our IPR&D balance as of December 31, 2010 related to our acquisition of a 52.5% equity interest in Jiangsu Quanyi in 2009. Our IPR&D projects is still in progress. Based on our impairment testing, the fair value of IPR&D as of December 31, 2010 was greater than the carrying amount. No impairment loss was recognized for the year ended December 31, 2010.

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
          Following the acquisition of Jiangsu Quanyi in 2009, we evaluated and determined that there are two reporting units, a pharmaceutical reporting unit and a vaccine reporting unit, for goodwill impairment testing. For the years ended December 31, 2009 and 2010, we used a discounted cash flow analysis to determine the fair value of our reporting units.
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
          The determination of fair value of the reporting units and assets and liabilities within the reporting units required us to make significant estimates and assumptions. The estimates and assumptions primarily include, but are not limited to, revenue growth rates, gross margin percentages, earning before depreciation and amortization, projected working capital needs, capital expenditures forecasts, discount rates and terminal growth rates. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates. To determine fair value, we discount the expected cash flows of each reporting unit. The discount rate used represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting units operations and the rate of return an outside investor would expect to earn. To estimate cash flows beyond the final year of its model, we use a terminal value approach. Under this approach, we use the estimated cash flows in the final year of its model and apply a perpetuity growth assumption and discount the relative cash flows by a perpetuity discount factor to determine the terminal value. We incorporate the present value of the resulting terminal value into our estimate of fair value.
          In connection with the acquisition of Jiangsu Quanyi, a contingency existed at 2009 year end that related to the SFDA investigation of the quality issue of rabies vaccines manufactured and sold by Jiangsu Quanyi prior to our acquisition. See “Item 5. Operating and Financial Review and Prospects—Acquisitions.” Given the resolution of such contingency subsequent to year end, there was an indication that the fair value of the reporting unit was below its carrying amount as of year end. Therefore, we performed impairment testing of goodwill of the vaccine reporting unit as of December 31, 2009.
          In determining the fair value of the vaccines reporting unit as of December 31, 2009, we used the income approach valuation technique (discounted cash flows) which required estimates of projected revenues, operating expenses, working capital needs, capital expenditures over a multi-year period, as well as applying weighted average cost of capital to be used as the discount rate. In discounting the cash flow estimates, we used a discount rate of 16%. We assumed a four-year period of reduced cash flows from sales due to the one-year suspension of Jiangsu Quanyi’s operations and a period of three years which we believed would be required to rebuild the brand and regain market share. We also assumed that we will be able to successfully renew and obtain our GMP certificates for a three-year period beginning 2011 and the relevant government authorities will allow us to resume production and sales and marketing activities in 2011.
          Based on the impairment testing, the carrying amount of the vaccine reporting unit as of December 31, 2009 was greater than the fair value of the vaccine reporting unit, and the carrying amount of the vaccine reporting unit goodwill as of December 31, 2009 exceeded the implied fair value of that goodwill. As a result, we determined that our goodwill associated with the vaccine reporting unit was impaired at December 31, 2009 and we recognized a goodwill impairment charge of RMB76.4 million as of December 31, 2009 to reduce the vaccine reporting unit goodwill to its implied fair value.
          Jiangsu Quanyi’s operations remain suspended in 2010. In determining the fair value of the vaccine reporting unit as of December 31, 2010, we used a discount rate of 17% in discounting the cash flow estimates. We assumed that Jiangsu Quanyi will be able to successfully renew and obtain a GMP certificate for its influenza vaccine and resume production, sales and marketing activities in the second half of 2011. We also assumed reduced cash flows from sales for the period from the second half of 2011 to 2013, the period which we believe will be required to rebuild the brand and regain market share.

          Based on impairment testing, the fair value of the vaccine reporting unit as of December 31, 2010 was greater than the carrying amount of the vaccine reporting unit.
          As of December 31, 2009 and 2010, our goodwill balance was RMB309.9 million and RMB309.9 million ($47.0 million), respectively. Goodwill balance as of December 31, 2009 and 2010 included RMB131.7 million related to our acquisition of a 52.5% equity interest in Jiangsu Quanyi in 2009 and also reflected the impairment charge of RMB76.4 million we recognized for the vaccine reporting unit in 2009. We determined that no impairment loss was required to be recognized for our pharmaceutical and vaccine reporting units for the year ended December 31, 2010.
          Significant judgment was involved in determining the impact of the suspension order of Jiangsu Quanyi on the cash flows of the vaccine reporting unit, including the period of time it will take to resume production and regain market share. Assumptions used in our impairment analysis, such as forecast revenues, growth rates and cost of capital, are consistent with our current business plan and internal cash flows projection for the vaccine reporting unit. Changes in projections or estimates could significantly change the estimated fair value of the vaccine reporting unit. If we used different assumptions or estimates, the goodwill impairment charge and the operating results could be different. In particular, if Jiangsu Quanyi is unable to successfully renew and obtain the GMP certificate for its influenza vaccine and recommence operation in the second half of 2011, or if Jiangsu Quanyi is unable to regain its market share in the China vaccine market within the period from the second half of 2011 to 2013, the fair value of the vaccine reporting unit would be substantially lower and there would be further impairment charge to goodwill.
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
          For the years ended December 31, 2008, 2009 and 2010, 500,000, nil and 978,000 share options were granted under our 2006 Share Incentive Plan.
          The assumptions used in determining the fair value of the share options granted during the years ended December 31, 2008, 2009 and 2010 are shown at their weighted average values as follows:

	Year ended December 31,
	2008	2009	2010
Valuation assumptions
Expected term (in years)	5.19-5.35	—	5.5
Expected volatility	59%-74%	—	64.73%
Expected dividend	0%	—	0%
Risk-free rate	1.54%-3.69%	—	0.75%-1.41%
          For the purpose of determining the estimated fair value of our share options granted, we used the historical volatility of our shares to estimate the expected volatility. The risk-free rate is based on the yield of the United States Treasury bond rate.
Income tax uncertainties and realization of deferred tax assets
          Our income tax provision and related deferred tax assets are recognized and measured based on actual and expected future income, PRC statutory income tax rates, PRC tax regulations and tax planning strategies. Significant judgment is required in interpreting tax regulations in the PRC, evaluating uncertain tax positions, and assessing the likelihood of realizing deferred tax assets. Actual results could differ materially from those judgments, and such actual results or any subsequent changes in judgments could materially affect our consolidated financial statements.
          At December 31, 2009 and 2010, we had total gross deferred tax assets of RMB86.7 million and RMB100.3 million ($15.2 million), respectively. We record a valuation allowance to reduce our deferred tax assets if, based on the weight of available evidence, we believe expected future taxable income is more likely than not that all or some portion of the asset will not be realized by sufficient taxable income in the period necessary to utilize the benefit of the deferred tax asset. We evaluate the level of our valuation allowances quarterly, and more frequently if actual operating results differ significantly from forecasted results. At December 31, 2009 and 2010, our deferred tax asset valuation allowances were RMB33.6 million and RMB26.8 million ($4.1 million), respectively. Our valuation allowances increased by RMB1.6 million and RMB9.1 million in 2008 and 2009, respectively, and decreased by RMB6.8 million ($1.0 million) in 2010, as a result of changes in estimates regarding the realization of our deferred tax assets.

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

	Year Ended December 31,
	2008		2009		2010
		% of Total		% of Total		% of Total
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(in thousands, except percentages)
Revenue	1,741,143	100.0	1,857,071	100.0	2,141,098	100.0
Cost of materials and production	(320,882)	(18.4)	(320,945)	(17.3)	(341,787)	(16.0)

Gross profit	1,420,261	81.6	1,536,126	82.7	1,799,311	84.0
Operating expenses:
Research and development	(86,089)	(4.9)	(132,981)	(7.2)	(125,737)	(5.9)
Sales, marketing and distribution	(782,960)	(45.0)	(1,002,419)	(53.9)	(1,186,144)	(55.4)
General and administrative	(194,233)	(11.2)	(222,118)	(12.0)	(269,512)	(12.6)
Impairment loss on goodwill	—	—	(76,398)	(4.1)	—	—

Total operating expenses	(1,063,282)	(61.1)	(1,433,916)	(77.2)	(1,581,393)	(73.9)

Income from operations	356,979	20.5	102,210	5.5	217,918	10.1
Interest income	34,302	2.0	8,861	0.5	4,214	0.2
Interest expense	(4,693)	(0.3)	(12,126)	(0.7)	(19,920)	(0.9)
Foreign currency exchange gains, net	39,879	2.3	382	0.0	5,511	0.3
Other income (1)	1,104	0.1	2,971	0.2	2,286	0.1
Equity in losses of equity method affiliated companies	—	—	(56,532)	(3.0)	(14,716)	(0.7)

Earnings before income taxes	427,571	24.6	45,766	2.5	195,293	9.1

	Year Ended December 31,
	2008		2009		2010
		% of Total		% of Total		% of Total
	RMB	Revenues	RMB	Revenues	RMB	Revenues
	(in thousands, except percentages)
Income tax expense	(49,285)	(2.8)	(16,897)	(0.9)	(10,640)	(0.5)

Net income	378,286	21.8	28,869	1.6	184,653	8.6
Less: net income attributable to the noncontrolling interest	(28,135)	(1.7)	(2,441)	(0.2)	(12,242)	(0.5)

Net income attributable to Simcere Pharmaceutical Group (1)(2)	350,151	20.1	26,428	1.4	172,411	8.1

(1)	In 2008, 2009 and 2010, other income included the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering.

(2)	Certain of our PRC operating subsidiaries were entitled to a tax holiday. The effect of the tax holiday increase our net income for 2008, 2009 and 2010 by RMB56.4 million, RMB23.5 million and RMB29.9 million ($4.5 million), respectively, or RMB0.45, RMB0.20 and RMB0.28 ($0.04) on the per share basis, respectively.
Comparison of Years Ended December 31, 2009 and December 31, 2010
          Revenues. Our revenues represent the invoiced value of products sold, net of VAT. Our revenues increased by 15.3% to RMB2,141.1 million ($324.4 million) in 2010 from RMB1,857.1 million in 2009. This increase was primarily due to increases in the sales of Endu, Bicun, Biqi, Zailin, Sinofuan and Yingtaiqing. Revenues from Endu increased to RMB223.1 million ($33.8 million) in 2010, representing 10.4% of our revenues, from RMB124.2 million in 2009, or 6.7% of our revenues. The significant increase in revenues from sales of Endu resulted from our successful marketing strategy as well as the price increase. The Phase IV clinical trials of Endu were successfully completed in 2010, which also contributed to the increase in sales of Endu. Revenues from Bicun increased to RMB667.7 million ($101.2 million) in 2010, representing 31.2% of our revenues, from RMB619.3 million in 2009, or 33.3% of our revenues. The increase in sales of Bicun resulted from the continued expansion of our promotion network. Revenues from Biqi increased to RMB95.9 million ($14.5 million) in 2010, representing 4.5% of our revenues, from RMB49.2 million in 2009, or 2.7% of our revenues. The increase in sales of Biqi was due to greater efforts in promotion activities through television, newspaper and magazine channels. Revenues from Zailin increased to RMB320.8 million ($48.6 million) in 2010, representing 15.0% of our revenues, from RMB279.6 million in 2009, or 15.0% of our revenues. The increase in sales of Zailin was primarily due to our continued expansion into new markets. Revenues from Sinofuan increased to RMB151.8 million ($23.0 million) in 2010, representing 7.1% of our revenues, from RMB126.3 million in 2009, or 6.8% of our revenues. Revenues from Yingtaiqing increased to RMB 175.3 million ($26.6 million) in 2010, representing 8.2% of our revenues, from RMB 151.3 million in 2009, or 8.2% of our revenues.
          Gross Profit and Gross Margin. Our gross profit increased by 17.1% to RMB1,799.3 million ($272.6 million) in 2010 from RMB1,536.1 million in 2009. Our gross margin increased to 84.0% in 2010 from 82.7% in 2009. The increase in gross profit and gross margin was primarily due to the increase in sales of Endu and Sinofuan as a percentage of our revenues, as these products have relatively high gross profit margins as compared to our other major products.
          Operating Expenses. Our operating expenses increased by 10.3% to RMB1,581.4 million ($239.6 million) in 2010 from RMB1,433.9 million in 2009. Operating expenses as a percentage of our revenues decreased to 73.9% in 2010 from 77.2% in 2009.
•	Research and Development Expenses. Our research and development expenses decreased to RMB125.7 million ($19.1 million) in 2010 from RMB133.0 million in 2009. Research and development expenses as percentage of our revenues decreased to 5.9% in 2010 from 7.2% in 2009. The decrease in research and development expenses was primarily due to increases in government research and innovation subsidies recognized from RMB0.5 million in 2009 to RMB 5.7 million (US$0.9 million) in 2010 and significant initial payments for technology know-how acquired from pharmaceutical companies and universities in 2009.

•	Sales, Marketing and Distribution Expenses. Our sales, marketing and distribution expenses increased by 18.3% to RMB1,186.1 million ($179.7 million) in 2010 from RMB1,002.4 million in 2009. The increase was mainly attributable to the expansion of our sales team together with higher promotion and advertisement costs. Sales, marketing and distribution expenses as a percentage of our revenues increased to 55.4% in 2010 from 53.9% in 2009.

•	General and Administrative Expenses. Our general and administrative expenses increased by 21.3% to RMB269.5 million ($40.8 million) in 2010 from RMB222.1 million in 2009. The increase was primarily related to depreciation expenses and staff costs. General and administrative expenses as a percentage of our revenues increased to 12.6% in 2010 from 12.0% in 2009.
          Interest Income. Our interest income decreased to RMB4.2 million ($0.6 million) in 2010 from RMB8.9 million in 2009. This decrease was due to the decreased average balance of our cash and cash equivalents.
          Interest Expense. Our interest expense increased by 64.3% to RMB19.9 million ($3.0 million) in 2010 from RMB12.1 million in 2009. This increase was primarily due to the increase in factoring discounts in respect of bills receivables sold to the financial institutions and additional loans borrowed in 2010.
          Foreign Currency Exchange Gains, Net. Our foreign currency exchange gains totaled RMB5.5 million ($0.8 million) in 2010 which represent unrealized gains resulting from the translation of U.S. dollar-denominated intercompany loans to our PRC subsidiaries that were converted to Renminbi and realized gains resulting from the repayment of the above mentioned U.S. dollar-denominated intercompany loans by our PRC subsidiaries. As these intercompany loans are not considered long-term investment in nature and given the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gains or losses arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while gains and losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income.
          Other Income. We had other income of RMB2.3 million ($0.3 million) in 2010 compared to RMB3.0 million in 2009 which mainly represents an incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering.
          Equity in Losses of Equity Method Affiliated Companies. Our equity in losses of equity method affiliated companies in 2010 represented the loss of the 35.0% equity interest in Shanghai Celgent amounting to RMB14.7 million($2.2 million). Our equity in losses of equity method affiliated companies in 2009 mainly represented the remeasurement loss of the previously held equity interest in Jiangsu Quanyi amounting to RMB55.6 million.
          Income Tax Expense. Income tax expense decreased to RMB10.6 million ($1.6 million) in 2010 from RMB16.9 million in 2009. Our effective income tax rates in 2009 and 2010 were 36.9% and 5.4%, respectively. The higher effective income tax rate in 2009 resulted primarily from the non-deductible impairment loss of goodwill and re-measurement loss of previously held equity interest in Jiangsu Quanyi in 2009. The lower effective income tax rate in 2010 resulted mainly from tax holidays and preferential tax rates enjoyed by some of our PRC subsidiaries during 2010, and for certain deferred tax assets, the effect of a higher tax rate applied for their future tax benefits.
          Noncontrolling Interests. Noncontrolling interests increased to RMB12.2 million ($1.9 million) in 2010 from RMB2.4 million in 2009. Noncontrolling interests were lower in 2009 because the noncontrolling interests’ shares of profits of Jilin Boda and Simcere Zhong Ren in 2009 were offset by the noncontrolling interests’ share of the goodwill impairment charge of Jiangsu Quanyi.
          Net Income Attributable to Simcere Pharmaceutical Group. As a result of the foregoing, our net income increased by 552.4% to RMB172.4 million ($26.1 million), or RMB1.59 ($0.24 million) per share, in 2010 from RMB26.4 million, or RMB0.23 per share, in 2009, while net margin increased to 8.1% in 2010 from 1.4% in 2009.
Comparison of Years Ended December 31, 2008 and December 31, 2009
          Revenues. Our revenues represent the invoiced value of products sold, net of VAT. Our revenues increased by 6.7% to RMB1,857.1 million in 2009 from RMB1,741.1 million in 2008. This increase was primarily due to increases in the sales of Bicun, Yidasheng, Sinofuan and H1N1 vaccine. Revenues from Bicun increased to RMB619.3 million in 2009, representing 33.3% of our revenues, from RMB570.6 million in 2008, or 32.8% of our revenues. The increase in sales of Bicun resulted from the continued expansion of our promotion network. Revenues from Yidasheng increased to RMB126.0 million in 2009, representing 6.8% of our revenues, from RMB80.6 million in 2008, or 4.6% of our revenues. The significant increase in sales of Yidasheng resulted from the successful marketing strategy as well as the price reduction. Revenues from Sinofuan increased to RMB126.3 million in 2009, representing 6.8% of our revenues, from RMB41.4 million in 2008, or 2.4% of our revenues. The significant increase in sales of Sinofuan was due to the leveraging our extensive distribution channels across China and our initial investment and efforts in its marketing and promotions. Revenues from H1N1 vaccine contributed RMB41.0 million to our revenues in 2009.

          Gross Profit and Gross Margin. Our gross profit increased by 8.2% to RMB1,536.1 million in 2009 from RMB1,420.3 million in 2008. Our gross margin increased to 82.7% in 2009 from 81.6% in 2008. The increase in gross profit and gross margin was due primarily to the increase in sales of Bicun, Yidasheng, Sinofuan and H1N1 vaccine as a percentage of our revenues, as these products have relatively high gross profits as compared to our other major products and the cessation of the resale of generic drugs for other pharmaceutical companies.
          Operating Expenses. Our operating expenses increased by 34.9% to RMB1,433.9 million in 2009 from RMB1,063.3 million in 2008. Operating expenses as a percentage of our revenues increased to 77.2% in 2009 from 61.1% in 2008.
•	Research and Development Expenses. Our research and development expenses increased to RMB133.0 million in 2009 from RMB86.1 million in 2008. Research and development expenses as percentage of our revenues increased to 7.2% in 2009 from 4.9% in 2008. The increase was primarily due to the launch of new research and development projects and increased research and development headcount as a result of the our continued expansion of its research and development activities.

•	Sales, Marketing and Distribution Expenses. Our sales, marketing and distribution expenses increased by 28.0% to RMB1,002.4 million in 2009 from RMB783.0 million in 2008. The increase was mainly attributable to the increased marketing service fees paid to professional marketing companies for the promotion of our products. Sales, marketing and distribution expenses as a percentage of our revenues increased to 53.9% in 2009 from 45.0% in 2008.

•	General and Administrative Expenses. Our general and administrative expenses increased by 14.4% to RMB222.1 million in 2009 from RMB194.2 million in 2008. The increase was primarily related to depreciation expenses and staff costs. General and administrative expenses as a percentage of our revenues increased to 12.0% in 2009 from 11.2% in 2008.
          Interest Income. Our interest income decreased to RMB8.9 million in 2009 from RMB34.3 million in 2008. This decrease was due to the decreased average balance of our held-to-maturity investment securities and cash and cash equivalents.
          Interest Expense. Our interest expense increased by 158.4% to RMB12.1 million in 2009 from RMB4.7 million in 2008. This increase was primarily due to the increase in factoring discounts in respect of bills receivables sold to the financial institutions.
          Foreign Currency Exchange Gains, Net. Our foreign currency exchange gains totaled RMB0.4 million in 2009 which represent unrealized gains resulting from the translation of U.S. dollar-denominated intercompany loans to our PRC subsidiaries that were converted to Renminbi and realized gains resulting from the repayment of the above mentioned U.S. dollar-denominated intercompany loans by our PRC subsidiaries. As these intercompany loans are not considered long-term investment in nature and given the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gains or losses arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while gains and losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income.
          Other Income. We had other income of RMB3.0 million in 2009 compared to RMB1.1 million in 2008 which represents an incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering and government subsidies.
          Equity in Losses of Equity Method Affiliated Companies. Our equity in losses of equity method affiliated companies in 2009 mainly represents the remeasurement loss of the previously held equity interest in Jiangsu Quanyi amounting to RMB55.6 million.
          Income Tax Expense. Income tax expense decreased to RMB16.9 million in 2009 from RMB49.3 million in 2008. Our effective income tax rates in 2008 and 2009 were 11.5% and 36.9%, respectively. The increase in our effective income tax rate was due primarily to the non-deductible impairment loss of goodwill and non-deductible remeasurement loss of the previously held equity interest in Jiangsu Quanyi of RMB76.4 million and RMB55.6 million respectively.
          Noncontrolling Interests. Noncontrolling interests decreased to RMB2.4 million in 2009 from RMB28.1 million in 2008. The decrease primarily due to the noncontrolling interests’ share of the goodwill impairment charge offset by the noncontrolling interests’ share of post acquisition profit of Jilin Boda.
          Net Income Attributable to Simcere Pharmaceutical Group. As a result of the foregoing, our net income decreased by 92.5% to RMB26.4 million , or RMB0.23 per share, in 2009 from RMB350.2 million, or RMB2.8 per share, in 2008, while net margin decreased to 1.4% in 2009 from 20.1% in 2008.
Inflation
          In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively.

B. Liquidity and Capital Resources
Liquidity and Capital Resources
          Following is a summary of our net cash flows for the years indicated:

	Year Ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	$
	(in thousands)
Net cash provided by operating activities	147,103	418,314	132,260	20,039
Net cash provided by (used in) investing activities	252,668	(457,672)	(202,205)	(30,637)

Net cash used in financing activities	(80,068)	(330,851)	(97,738)	(14,809)
Effect of exchange rate changes on cash and cash equivalents	(4,241)	(117)	(1,222)	(185)
Net increase (decrease) in cash and cash equivalents	315,462	(370,326)	(168,905)	(25,592)
Cash and cash equivalents at beginning of year	497,352	812,814	442,488	67,044
Cash and cash equivalents at end of year	812,814	442,488	273,583	41,452
          As of December 31, 2009 and 2010, we had RMB442.5 million and RMB273.6 million ($41.5 million) in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand, cash deposited in banks and interest-bearing savings accounts. The decrease in cash and cash equivalents was primarily due to the acquisition of additional equity interest in Jilin Boda, the repurchase of our ordinary shares, the purchase of property, plant and equipment, and the timing of cash receipts and payments in the ordinary course of our business.
          Operating Activities
          Net cash provided by operating activities decreased by 68.4% to RMB132.3 million ($20.0 million) in 2010 from RMB418.3 million in 2009. This decrease was primarily due to more payments made by our customers with bills receivable instead of cash. Bills receivable are short-term notes receivable issued by a financial institution that entitle us to receive the full face amount at maturity, which generally ranges from three to six months from the date of issuance. Although the increased use of bills receivable by our customers has an adverse impact on the timing of our cash inflows from operating activities, it significantly reduces our credit risk exposure. As our business continues to expand, we expect more revenue collection settled with bills receivable. The net decrease in cash provided by operating activities was also due to the decrease in bills payable in 2010 as the issuance of bills payable was seldom used for inventory purchases.
          Net cash provided by operating activities increased by 184.4% to RMB418.3 million in 2009 from RMB147.1 million in 2008. This increase was due primarily to the increased sale of our bills receivable with recourse to third party financial institutions and the increase in issuance of bills by our subsidiaries for inventory purchases. In order to manage our liquidity and maintain our accounts receivable turnover days at a reasonable level, we sold more bills receivable to financial institutions during 2009.
          We do not expect any significant change to the credit terms offered to our customers or the payment terms offered by our vendors that would have a material impact on timing of customer receipts and vendor payments in foreseeable future periods. We expect cash provided from operating activities to continue to be a major source of liquidity for us and the future trend will continue to be affected by the factors described above.
          Investing Activities
          Net cash used in investing activities was RMB202.2 million ($30.6 million) during 2010, mainly for the purchase of property, plant and equipment of RMB188.8million ($28.6 million).
          Net cash used in investing activities was RMB457.7 million during 2009, mainly for the payment of the acquisitions of the 52.5% equity interest in Jiangsu Quanyi of RMB175.1 million and an approximately 35.0% equity interest in Shanghai Celgen of RMB110.0 million and for the purchase of property, plant and equipment of RMB141.3 million.
          Financing Activities
          Net cash used in financing activities was RMB97.7 million ($14.8 million) during 2010, primarily for the repurchase and retirement of our ordinary shares of RMB127.5 million ($19.3 million) and the acquisition of the 39.2% interest in Jilin Boda of RMB144.0 million ($21.8 million) and the 14.3% interst in Nanjing Tung Chit of RMB6.3 million ($1.0 million), which was partially offset by the net proceeds from loan borrowing and repayment of RMB180.0 million ($27.3 million).

          Net cash used in financing activities was RMB330.9 million during 2009, primarily for the repurchase and retirement of our ordinary shares of RMB297.8 million and for the acquisition of the 10.0% noncontrolling interest in Shandong Simcere of RMB30.1 million.
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
Capital expenditures
          In 2008, 2009 and 2010, our capital expenditures totaled RMB136.8 million, RMB141.3 million and RMB188.8 million ($28.6 million), respectively. In past years, our capital expenditures consisted primarily of the costs of obtaining land use rights and the purchases of property, plant and equipment and our research and development facilities. We estimate that our capital expenditures in 2011 will be approximately RMB197.9 million ($30.0 million), which we will use mainly for the research and development equipment purchase and facility expansion in Jiangsu Province and Shanghai, the construction of an office building in Shanghai. We expect to use cash generated by operating activities and our cash in hand to pay for our capital expenditures in 2011.
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
Our Capability
          As of March 31, 2011, we had 291 research staff members, 123 of whom held master’s degrees and 36 of whom held Ph.D. degrees, including 21 staff members with overseas training or work experience. Our research and development activities are primarily conducted by our operating subsidiary in China, Simcere Research, located in Nanjing, Jiangsu Province. See “Item 4. Information on the Company—B. Business Overview— Our Products—Our Innovative Pharmaceutical Endu (Recombinant Human Endostatin Injection)” for more information as to our anti-cancer research and development activities. We have several technology platforms and are capable of conducting research on both chemical pharmaceuticals and biopharmaceuticals. We have also established a post-doctoral research program in December 2003 through our research facility in Nanjing, where we offer post-doctoral researchers the opportunity to conduct innovative research and development projects under the guidance of our internal and external research scientists. We believe our post-doctoral program provides us with a means to attract top academic talent to join our company. As of December 31, 2010, we had nine post-doctoral researchers participating in this program.
Collaborative Research
          Our subsidiary Jilin Boda, which we acquired in October 2007, entered into a licensing agreement for Qiyetongmai capsule, a new anti-stroke pharmaceutical, with Jilin Province TCM Engineering Research Center in June 2007. Qiyetongmai capsule is a new drug used in the therapy of stroke. Under the terms of the agreement, Jilin Province TCM Engineering Research Center is to transfer the patents and the rights to use, manufacture and sell Qiyetongmai capsules and its API. The amount to be paid under the agreement is RMB6.5 million. As of March 31, 2011, Jilin Boda has paid an aggregate of RMB2.0 million ($0.3 million). If Jilin Province TCM Engineering Research Centre fails to perform its obligations under the agreement, Jilin Boda will be entitled to refund of the amounts already paid.

          In September 2007, our subsidiary Simcere Research entered into a technology development agreement with China Pharmaceutical University to develop Endu as a long acting pharmaceutical through the PEGylation process. The PEGylated Endu will reduce the number of times in which Endu is required to be administered to once every week or two weeks. The amount to be paid under the agreement is RMB2.9 million and as of March 31, 2011, Simcere Research has paid an aggregate of RMB0.8 million ($0.1 million). In addition, Simcere Research has agreed under the agreement to transfer to China Pharmaceutical University 0.5% of the total revenues derived from the sales of this pharmaceutical every year for three years upon successfully obtaining new medicine certificate. The PEGylated Endu is currently undergoing pre-clinical studies.
          We also entered into an agreement in January 2007 with Advenchen, a pharmaceutical research and development company in the United States as a research partner to engage in the research and development of, clinical studies for, and the commercialization of an anti-cancer pharmaceutical based on a chemical compound owned by Advenchen. Under the terms of the agreement, we agreed to provide research assistance and funding of up to RMB30.0 million of which RMB2.0 million was provided in February 2007. We provided an additional RMB1.0 million upon receiving three successful batches of anti-cancer pharmaceutical samples in July 2007. Another RMB1.0 million was paid upon the launch of the pre-clinical study in July 2008. The remaining RMB26.0 million will be further provided if additional milestones as set forth under the agreement are achieved. In addition, if any government grants are received in relation to this research and development project, we agreed to provide an amount equal to 10.0% of such grant to Advenchen to be used in research activities that are related to the anti-cancer pharmaceutical covered under this agreement, such as the research and development of delivery mechanisms for the anti-cancer pharmaceutical. We also have a right to terminate the agreement if Advenchen cannot successfully obtain a valid invention patent in China for the chemical compound it owns at which point we will terminate any further research and development activities under the agreement, and Advenchen will refund half of the funding already provided to it under the agreement. Pursuant to the agreement, we will be entitled to all intellectual property rights, the right to commercialize and all interests in the anti-cancer pharmaceutical in China, and will share equally with Advenchen the intellectual property rights outside of China. In addition, we will pay Advenchen 3.5% of total revenues from the sales of the anti-cancer pharmaceutical in China, deducting the costs of packing, transportation, advertising and marketing, taxation, discounts and other relevant costs, until the expiration of its patent period, provided that the anti-cancer pharmaceutical is successfully developed and commercialized. We began in 2008 pre-clinical trials of the anti-cancer pharmaceutical under the agreement, including the pharmacodynamics research on lung cancer, animal pharmacokinetics research and safety evaluation research, and completed the pre-clinical trials by the end of 2009. We have applied with the SFDA for clinical testing in 2010.
          On December 12, 2008, we entered into an agreement to collaborate on the co-development and production of humanized RabMAb ® antibody therapeutics for tumors with Epitomics, Inc., a provider of humanized rabbit monoclonal antibodies for therapeutic use. Under the agreement, we and Epitomics, Inc. will collaborate on pre-clinical and clinical trials, product manufacturing, and product distribution in the international markets. We will have the exclusive production and distribution rights in China. We agreed to pay a total funding of up to $5.0 million of which $1.0 million was paid to acquire the license rights of in-process R&D materials in January 2009. The remaining $4.0 million will be provided at various dates upon the achievement of certain milestones as set forth under the agreement. The pre-clinical trials were completed and we have applied with the SFDA for clinical testing at the end of 2010. According to the agreement, we will hold the rights to commercialize the drug in China and Epitomics, Inc. will hold the rights to commercialize the drug outside China. In addition, if the anti-cancer pharmaceutical is successfully developed and commercialized, we will pay Epitomics, Inc. royalties on the net sales derived from the sales of this drug in China upon achieving certain agreed annual net sales level.
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

          In November 2010, we formed a strategic partnership with Bristol-Myers Squibb to co-develop BMS-817378, a pre-clinical small molecule MET/VEGFR-2 inhibitor. Under the agreement, we will receive exclusive rights to develop and commercialize BMS-817378 in China while Bristol-Myers Squibb will retain exclusive rights in all other markets. The parties will together determine the strategic development plan, which will initially be implemented by us.
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
          As of March 31, 2011, we had over 13 product candidates in various stages of development. Details of the product candidates that we believe have the highest potential for commercialization in the next two or three years are summarized below:

	Therapeutic Effects and			Potential
	Scope of			Monitoring
Product Candidate	Applications	Status	Patentable	Period
Iguratimod tablets	Treatment of osteoarthritis and rheumatoid arthritis	New drug application	No	5 years
          Iguratimod Tablets . Iguratimod is a new disease-modifying anti-rheumatoid medication, or a DMARD, which is a category of drugs used in many autoimmune disorders to slow down disease progression and provide faster and more effective relief as compared to traditional DMARDs. We have completed clinical trials and are in the process of applying with the SFDA for new drug application.
Intellectual Property
          We are committed to the development and protection of our intellectual property portfolio. We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. We own and have applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business. As of the date of this annual report, we hold 19 invention patents in China, two invention patents in the United States and one invention patent in Australia. We also hold two utility model patents and 33 packaging design patents. In addition, we have 96 pending patent applications in China and 16 pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally.
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
          We rely on trademarks to protect our branded generic pharmaceuticals, which constitute a significant portion of our sales and are not protected by patents. As of March 28, 2011, we maintained 698 trademark registrations in China, including the Chinese characters for Bicun, Zailin, Yingtaiqing, Anqi and Biqi. We have also applied for an additional 48 trademarks. Under PRC law, we have the exclusive right to use a trademark for products and services for which such trademark has been registered with the PRC Trademark Office of the State Administration for Industry and Commerce. Trademark registration is valid for ten years, starting from the day the registration is approved. If we believe that a third party has infringed upon the exclusive right of our registered trademark, we may, through appropriate administrative and civil procedures prescribed, institute proceedings to request the relevant authority for an injunction or to resolve the infringement through consultation. The relevant authority can also impose fines, confiscate or destroy the infringing products or equipment used to manufacture the infringing products.

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
F. Tabular Disclosure of Contractual Obligations
          The following table sets forth our contractual obligations at December 31, 2010:

	Contractual Obligations
	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Short-term borrowings and current portion of long-term borrowings	360,000	—	—	—	360,000
Interest payments	12,086	535	—	—	12,621

	Contractual Obligations
	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Payable for acquisitions	26,153	—	—	29,875	56,028
Long-term debts excluding current portion	—	19,306	—	—	19,306
Liabilities for uncertain tax position	—	22,593	—	—	22,593
Operating lease commitments	1,362	98	6	27	1,493
Research and development projects	4,767	—	—	—	4,767
Capital commitments	28,709	—	—	—	28,709
Purchase commitments	11,723	—	—	—	11,723

Total	444,800	42,532	6	29,902	517,240

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
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
Directors and Executive Officers
          The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/ Title
Jinsheng Ren	49	Chairman of the board of directors and chief executive officer
Guoqiang Lin (1)(3)	67	Independent director
Hongquan Liu (1)(2)(3)	51	Independent director
Gary Siu Kwan Sik (1)(2)	43	Independent director
John Huan Zhao	47	Director
Yehong Zhang	48	President
Hong Zhao	48	Executive vice president
Jindong Zhou	49	Executive vice president
Xiaojin Yin	52	Senior vice president of research and development
Yushan Wan	41	Acting chief financial officer
Quanfu Feng	46	Vice president of marketing
Jialun Tian	46	Vice president of hospital sales
Zhengliang Shi	47	Vice president of hospital sales

Name	Age	Position/ Title
Peng Wang	52	Chief scientific officer
Haibo Qian	48	Secretary to the board of directors and company secretary

(1)	Audit committee members.

(2)	Compensation committee members.

(3)	Corporate governance and nominating committee members.
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
          Professor Guoqiang Lin , an organic chemist, is an independent director of our company. Prof. Lin is the chairman of our corporate governance and nominating committee and a member of our audit committee. Prof. Lin received a bachelor’s degree in Chemistry from Shanghai University of Science and Technology (now Shanghai University) in 1964. He entered the postgraduate program of Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences in 1964 and graduated from it in 1968. Prof. Lin is a researcher for the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences since 1989. He has worked as a visiting scholar in Royal Institute of Sweden, Pittsburgh University of US and SmithKline Pharmaceuticals.

          Mr. Hongquan Liu is an independent director of our company. Mr. Liu is the chairman of our compensation committee and a member of our audit committee and corporate governance and nominating committee. Mr. Liu has more than fifteen years of experience in business and finance. In 2000, he served as the general manager of Wuxi Pharmaceutical Company of Jiangsu CTD Import & Export Co., Ltd. From 1998 to 2000, he was the managing director of Pharmacia Corporation. From 1996 to 1998, he was the Sales and Marketing Director of Pharmacia Corporation. From 1995 to 1996, he was the chief financial officer of Pharmacia Corporation. From 1992 to 1995, he was a vice general manager of Sino-Swed Pharmaceutical Corp., Ltd. Mr. Liu received a bachelor’s degree from Shanxi College of Finance and Economics in 1983 and an EMBA degree from China Europe International Business School in 2000. Mr. Liu is also currently the managing director of Sino-Swed Pharmaceutical Corp., Ltd.
          Mr. Gary Siu Kwan Sik is an independent director of our company. Mr. Sik is the chairman of our audit committee and a member of our compensation committee. Mr. Sik has some twenty of experience in investment banking and finance. He has held senior positions with a number of major international investment banks, as well as the Hong Kong operations of the securities and investment banking division of a state-owned PRC bank, responsible for business development and regional business operations. Mr. Sik achieved his Bachelor’s degree in engineering science and Master’s degree in Arts from Oxford University in 1989 and 2006 respectively Mr. Sik is a member of The Institute of Chartered Accountants in England and Wales and a fellow member of Hong Kong Institute of Certified Public Accountants. He is an independent non-executive director of China Glass Holdings Limited a company listed on the Stock Exchange of Hong Kong Limited. Mr. Sik is also an independent non-executive director of China Nepstar Chain Drugstore Limited, a company listed on the New York Stock Exchange.
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
          Mr. Hong Zhao is our executive vice president and has nearly 20 years of experience in the healthcare industry in China. He started as a pharmaceutical sales representative and took on positions of increasing responsibilities in sales & marketing with Xian Janssen and Novartis China. He most recently held the position of Senior Vice President of Novartis Greater China and General Manager of Novartis Shanghai. Mr. Zhao received an EMBA degree from China Europe International Business School (CEIBS), and a bachelor’s degree in Medicine from Nanjing Medical University. He is also a visiting professor at the Nanjing Medical University.
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
          Mr. Yushan Wan is our acting chief financial officer. Mr. Wan joined our company in 2000 and has been serving as our corporate controller since 2007. He was appointed as our acting chief financial officer in January 2011. Mr. Wan has a bachelor’s degree in biochemistry and a master’s degree in accounting from Nanjing University and is a Chinese Certified Public Accountant.

          Mr. Quanfu Feng is our vice president of marketing. Mr. Feng joined us in 1995 and has been working in a number of departments within our company, including the marketing and advertising department, the human resources department, the corporate culture department and the general manager’s office. Prior to being promoted to his current position, Mr. Feng served in various positions, including as regional manager and local manager, director of the president’s office assistant to the president, deputy general manager of Jiangsu Simcere, and general manager of our south China division and our Jiangsu division. Mr. Feng obtained his bachelor’s degree in pedagogy from East China Normal University and a master’s degree in medicine from Nanjing University of Chinese Medicine. Mr. Feng is also currently an adjunct professor at Nanjing University of Chinese Medicine.
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
          Mr. Zhengliang Shi is our vice president of hospital sales. Mr. Shi received a college diploma in pharmaceutical specialty from China Pharmaceutical University in 2002, and an MBA degree from the Business School of Nanjing Normal University in 2003. He worked for the equipment section of the Nanjing Pharmaceutical Factory from September 1985 to April 1993, and acted as the director of the pharmaceutical section of the Jiangsu Provincial Pharmaceutical Industry Corporation from May 1993 to February 1995. In March, 1995, he joined Simcere Pharmaceutical Group, assuming the posts of sales manager of Shanghai District, sales manager of Shanghai and Jiangsu, regional manager and sales director of Jiangsu, Shanghai, Hunan, Hubei, Guangdong and Guangxi, deputy general manager of the hospital department and general manager of the Fujian-Jiangxi Branch successively.
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
B. Compensation
Compensation of Directors and Executive Officers
          In 2010, the aggregate cash compensation to our executive officers, including all the directors, was RMB15.5 million ($2.3 million). For share-based compensation, see “—2006 Share Incentive Plan.”
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
          Termination of Awards . Options and restricted shares shall have specified terms set forth in an award agreement. The compensation committee will determine in the relevant award agreement whether options granted under the award agreement will be exercisable following the recipient’s termination of services with us. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.

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
          Third-party Acquisition . If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such acquisition. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the acquisition but not thereafter.
          Amendment and Termination of Plan . Our board of directors may at any time amend, alter or discontinue our 2006 share incentive plan. Amendments or alterations to our 2006 share incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of our 2006 share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our 2006 share incentive plan shall continue in effect for a term of ten years from the date of adoption.
          Our board of directors and shareholders authorized the issuance of up to 12,000,000 ordinary shares upon exercise of awards granted under our 2006 share incentive plan. On November 15, 2006, we granted 10,000,000 options to our senior management and key employees with an exercise price of $4.20 per share. On March 29, 2007, we granted 1,045,000 options to our independent directors and certain of our employees with an exercise price equal to $6.75. On May 5, 2008, we granted 400,000 options to one of our officers with an exercise price equal to $6.755. On December 24, 2008, we also granted 100,000 options to one of our officers with an exercise price equal to $3.445. On September 1,2010, we granted 978,000 options to our officers and key employees with an exercise price of $4.545 per share.
          On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible directors, employees and consultants the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2006 Share Incentive Plan for our restricted shares. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that were validly tendered in the exchange offer. A total of 154 directors and employees accepted the offer, and tendered options to purchase an aggregate of 9,802,400 ordinary shares in exchange for 1,833,990 vested shares and 2,916,028 non-vested shares, which were granted on May 7, 2009. The exchange of the share option awards for restricted shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. The effect of this award modification on share-based compensation expense over the remaining requisite service period was insignificant. This exchange program is expected to provide additional incentive and retention value.
          On October 14, 2009 and December 4, 2009, we issued 200,000 and 40,000 restricted shares to our officers and key employees under our 2006 share incentive plan, respectively.
          During 2010, we issued 870,000 restricted shares in total to our officers and key employees under our 2006 share incentive plan, including 480,000 restricted shares issued on March 9, 2010 to our independent directors and president.
          The restricted shares to our directors, officers and employees are listed below.

	Number of
	Restricted
	Shares	Date of Grant of	Date of Grant of	End of Vesting
Name	Granted	Restricted Shares	Cancelled Option	Period
Jinsheng Ren	2,665,988	May 7, 2009	November 15, 2006	November 14, 2011
Yehong Zhang	* (1)	March 9, 2010	n/a	March 9, 2013
Yushan Wan	* (1)	May 7, 2009	November 15, 2006	November 14, 2011

	Number of
	Restricted
	Shares		Date of Grant of	Date of Grant of	End of Vesting
Name	Granted		Restricted Shares	Cancelled Option	Period
Jindong Zhou	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Xiaojin Yin	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Jialun Tian	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Quanfu Feng	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Zhengliang Shi	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Guoqiang Lin	*	(1)	May 7, 2009	March 29, 2007	March 28, 2012
			March 9, 2010	n/a	March 9, 2012
Hongquan Liu	*	(1)	May 7, 2009	March 29, 2007	March 28, 2012
			March 9, 2010	n/a	March 9, 2012
Gary Siu Kwan Sik	*	(1)	May 7, 2009	March 29, 2007	March 28, 2012
			March 9, 2010	n/a	March 9, 2012
Peng Wang	*	(1)	October 14, 2009	n/a	October 14, 2014
Other employees as a group(2)	1,392,426		May 7, 2009	November 15, 2006	November 14, 2011
Other employees as a group(2)	12,024		May 7, 2009	March 29, 2007	March 28, 2012
Other employees as a group(2)	188,414		May 7, 2009	May 5, 2008	March 8, 2013
Other employees as a group(2)	63,372		May 7, 2009	December 24, 2008	August 31, 2013
Other employees as a group(2)	100,000		October 14, 2009	n/a	October 14, 2014
Other employees as a group(2)	40,000		December 4, 2009	n/a	December 4, 2014
Other employees as a group(2)	10,000		January 10, 2010	n/a	January 10, 2015
Other employees as a group(2)	40,000		February 26, 2010	n/a	February 26, 2015
Other employees as a group(2)	100,000		April 16, 2010	n/a	April 16, 2015
Other employees as a group(2)	40,000		July 1, 2010	n/a	July 1, 2015
Other employees as a group(2)	40,000		July 26, 2010	n/a	July 26, 2015
Other employees as a group(2)	20,000		August 16, 2010	n/a	August 16, 2015
Other employees as a group(2)	40,000		September 1, 2010	n/a	September 1, 2015
Other employees as a group(2)	40,000		October 1, 2010	n/a	October 1, 2015
Other employees as a group(2)	20,000		October 18, 2010	n/a	October 18, 2015
Other employees as a group(2)	30,000		November 1, 2010	n/a	November 1, 2013
Other employees as a group(2)	10,000		November 17, 2010	n/a	November 17, 2013
          The options to our officers and employees as listed below:

	Ordinary Shares
	Underlying		Exercise Price
Name	Options Granted		($/Share)	Date of Grant	Date of Expiration
Yushan Wan	*	(1)	$4.545	September 1, 2010	September 1, 2015
Jialun Tian	*	(1)	$4.545	September 1, 2010	September 1, 2015
Quanfu Feng	*	(1)	$4.545	September 1, 2010	September 1, 2015
Zhengliang Shi	*	(1)	$4.545	September 1, 2010	September 1, 2015
Other employees as a group(2)	956,000		$4.545	September 1, 2010	September 1, 2015

(1)	Beneficially own less than 1.0% of our outstanding ordinary shares.

(2)	None of these employees is our director or executive officer.

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
          Termination of Awards . Options and restricted shares shall have specified terms set forth in an award agreement. The compensation committee will determine in the relevant award agreement whether options granted under the award agreement will be exercisable following the recipient’s termination of services with us. If the options are not exercised or purchased on the last day of the period of exercise, they will terminate.
          Administration . Our 2008 share incentive plan is administered by the compensation committee of our board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee will determine the provisions, terms and conditions of each award, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.
          Option Exercise . The term of options granted under the 2008 share incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.
          Third-party Acquisition . If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such acquisition. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the acquisition but not thereafter.
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
          Our board of directors and shareholders authorized the issuance of up to 6,250,000 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. As of the date of this annual report, no awards have been granted under our 2008 share incentive plan.
Employee Pension and Other Retirement Benefits
          Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. Contributions of RMB15.6 million ($2.4 million) were paid for the year ended December 31, 2010, which were charged to expense. We have no other obligation to make payments in respect of retirement benefits of our employees.
C. Board Practices
Duties of Directors
          Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. Directors may be liable for any loss suffered by us as a result of a breach of their fiduciary duties.
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

D. Employees
          We had 2,759, 3,974 and 4,046 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees for each of our areas of operation and as a percentage of our total workforce as of December 31, 2010:

	Number of	Percentage
	Employees	of total
Marketing and brand management	1,805	44.6%
Manufacturing and quality control	1,284	31.7%
General and administration	662	16.4%
Research and development	295	7.3%

Total	4,046	100%

          We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses. The total amount of contributions we made to employee benefit plans in 2008, 2009 and 2010, was RMB7.1 million, RMB10.2 and RMB15.6 million ($2.4 million), respectively.
          Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.
E. Share Ownership
          The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 6, 2011, the latest practicable date, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Shares Beneficially Owned (1)(2)
	Number	%
Directors and Executive Officers:
Jinsheng Ren (3)	41,653,136	38.6
Guoqiang Lin	*	*
Hongquan Liu	*	*
Gary Siu Kwan Sik	*	*
John Huan Zhao (4)	17,924,692	16.6
Yehong Zhang
Jindong Zhou	*	*
Xiaojin Yin	*	*
Yushan Wan	*	*
Qingsen Li	*	*
Jialun Tian	*	*
Zhengliang Shi	*	*
Xiaohua Yang	*	*
Huaping Fu	*	*
Peng Wang	*	*
Haibo Qian	*	*
All directors and executive officers as a group	59,577,828	55.3

Principal Shareholders:
New Good Management Limited (5)	39,520,320	36.7
Assure Ahead Investments Limited (6)	17,924,692	16.6
King View Development International Limited (7)	11,820,000	11.0

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The number of shares outstanding in calculating the percentages for each listed person includes, as applicable, (i) the ordinary shares underlying share options exercisable by such person, and (ii) restricted shares awarded to such person that are vested but yet to be duly registered or that can be vested, in each case within 60 days of the date of this annual report. Percentage of beneficial ownership of each listed person is based on 107,808,420 ordinary shares outstanding as of May 6, 2011 and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted shares awarded to such person that are vested but yet to be duly registered or that can be vested, in each case within 60 days of the date of this annual report.

(3)	Includes 39,520,320 ordinary shares directly held by New Good Management Limited, a British Virgin Islands company, which is controlled by Mr. Ren, and 2,132,816 restricted shares that have vested as of the date hereof. Mr. Ren is the chairman of the board of directors and the controlling shareholder of New Good Management Limited.

(4)	Represents 17,924,692 ordinary shares directly held by Assure Ahead Investments Limited. Mr. Zhao, a director of Assure Ahead Investments Limited, disclaims beneficial ownership of shares held by Assure Ahead Investments Limited except to the extent of his pecuniary interests in those shares.

(5)	New Good Management Limited is a British Virgin Islands company that is controlled by Mr. Jinsheng Ren and beneficially owned by Messrs. Jinsheng Ren, Jindong Zhou, Feifei Gao, Xiaoxia Chen, Weidong Ren, Xiaojin Yin, Haibo Qian, Suqin Peng and Yong Ren. Mr. Ren is the chairman of the board of directors and the controlling shareholder of New Good Management Limited. The address of New Good Management Limited is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, and British Virgin Islands.

(6)	Assure Ahead Investments Limited is a British Virgin Islands company that is 100.0% owned by Hony Capital II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands; Hony Capital II, L.P.’s general partner is Hony Capital II GP Ltd., which is wholly owned by Legend Holdings Limited, an investment holding company incorporated in the PRC. Legend Holdings Limited is 65.0% owned by the Chinese Academy of Sciences, a national academic and research institution owned and controlled by the PRC government. The address for Assure Ahead Investments Limited is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, and British Virgin Islands. The directors of Assure Ahead Investments Limited, Messrs. John Huan Zhao, Shunlong Wang and Yonggang Cao have voting and investment power over the shares that this shareholder beneficially owns.

(7)	King View Development International Limited is a British Virgin Islands company and a wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited. The address of King View Development International Limited is 2701B, Azia Center, 1233 Lujiazui Ring Road, Shanghai, People’s Republic of China. The investment committee of Trustbridge Partners II, L.P. has voting and investment power over the shares that this shareholder beneficially owns.
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
          To our knowledge, as of May 6, 2011, other than the 31.3% of our ordinary shares underlying our ADSs which were held by The Bank of New York Mellon, the depositary of our ADR program, none of our ordinary shares were held in the United States. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

          For the options and restricted shares granted to our directors, officers and employees, see “—B. Compensation.”
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
          Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Transactions with Companies in Which a Major Shareholder had Equity Interests
          We purchased packaging and raw materials from Jiangsu Simcere Chain Drug Store Co., Ltd., or Simcere Chain Drug Store, a subsidiary of Jiangsu Simcere China Drug Store Co. in which certain shareholders of New Good Management Limited held equity interests, amounting to RMB0.1 million, RMB0.4 million and approximately RMB23,000 in 2008, 2009 and 2010, respectively.
          We also sold pharmaceutical products to Simcere Chain Drug Store. In 2008, 2009 and 2010, we sold pharmaceutical products to this related party amounting to RMB6.8 million, RMB0.2 million and nil, respectively. We also sold pharmaceutical products to Jiangsu Xianyou Medical Company, in which certain shareholders of New Good Management Limited held equity interests, amounting to nil, RMB4.4 million and RMB6.2 million ($0.9 million) in 2008, 2009 and 2010, respectively. We purchased the packaging materials and sold the pharmaceutical products in the normal course of business at prices determined on an arm’s length basis.
Transactions with a Minority Shareholder
          In 2008, we provided an RMB20.0 million secured loan to the noncontrolling shareholder of Simcere Zhong Ren for its operating purpose. The loan has a one-year term with an option to extend for a maximum of two years, bears a floating interest rate and is secured by the noncontrolling shareholder’s entire equity interest in Simcere Zhong Ren. On July 1, 2009, the RMB20.0 million loan matured and was renewed with a principal amount of RMB21.6 million on the same terms. On July 1, 2010, the loan was renewed for one year and repayable on June 30, 2011. The secured loan was classified as non-current as of December 31, 2009 and 2010 because we expect the loan to be renewed and extended beyond 12 months from the respective balance sheet dates.
          In 2009, we purchased pharmaceutical products from Wuhu Zhong Ren Pharmaceutical Co., Ltd., a wholly owned subsidiary of a noncontrolling shareholder of Simcere Zhong Ren, amounting to RMB2.1 million. We purchased the pharmaceutical products in the normal course of business at prices determined on an arm’s length basis.
Transaction with a Company with a Director who is also a Director of our Company
          In 2009, we paid professional service fee to Hony Investment Management Ltd. for corporate consultancy service amounting to RMB2.0 million. We paid for professional service in the normal course of business at a fee determined on an arm’s length basis.
Share Incentives
          See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2006 Share Incentive Plan.”
Registration Rights Agreements
          Set forth below is a description of the registration rights we granted to Assure Ahead Investments Limited, one of the selling shareholders, on November 20, 2006:
•	Demand Registration Rights . At any time commencing the earlier of November 20, 2008 or six months after our initial public offering, shares held by Assure Ahead Investments Limited or its transferees and assignees have the right to demand that we file a registration statement under the Securities Act covering the offer and sale of their securities, so long as the aggregate amount of securities to be sold under the registration statement exceeds $20.0 million. We are obligated under the registration rights agreement to use our best efforts to register our ordinary shares for resale if Assure Ahead Investments Limited makes such request. However, we are not required to provide for any payment or transfer any other consideration to Assure Ahead Investments Limited in the event of non-performance. We have the ability to delay or withdraw the filing of a registration statement for up to 90 days if we furnish to Assure Ahead Investments Limited or their transferees and assignees a certificate signed by our chief executive officer or our chairman of the board of directors stating that, board of directors determines it would be seriously detrimental to us or our shareholders for a registration statement to be filed in the near future. We are not obligated to affect such demand registrations on more than two occasions.

•	Form F-3 or S-3 Registration Rights . Upon our company becoming eligible for use of Form F-3 or S-3, Assure Ahead Investments Limited or their transferees and assignees have the right to request that we file a registration statement under Form F-3 or S-3, so long as the aggregate amount of securities to be sold under the registration statement exceeds $1.0 million. Such requests for registrations are not counted as demand registrations.

•	Piggyback Registration Rights . If we propose to file a registration statement with respect to an offering for our own account or for the account of any person that is not Assure Ahead Investments Limited or their transferees and assignees, we must offer Assure Ahead Investments Limited or their transferees and assignees the opportunity to include their securities in the registration statement. We must use our reasonable best efforts to cause the underwriters in any underwritten offering to permit any such shareholder who so requests to include their securities on the same terms and conditions as the securities of our company.

•	Expenses of Registration . We will pay all expenses relating to any demand or piggyback registration, whether or not such registrations become effective, except that shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities.
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
Item 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
          See “Item 18. Financial Statements.”
Legal and Administrative Proceedings
          We entered into agreements in October and November 2009 to acquire Jiangsu Quanyi through the acquisition of the entire equity interest in ChinaVax, a Cayman Islands company that, as its sole business, held a 15% stake in Jiangsu Quanyi for cash consideration. After we entered into the share purchase agreements in October and November 2009 to acquire 15% equity interest in Jiangsu Quanyi, but prior to the full completion of the transaction, we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine. On May 15, 2010, Jiangsu Quanyi received a notification from the Changzhou Food and Drug Administration, which assessed a fine of RMB25.6 million ($3.9 million), consisting of penalties and confiscable revenues from past sales of substandard human-use rabies vaccine, against Jiangsu Quanyi. The notification also stated that Jiangsu Quanyi must bear the cost of patient re-vaccinations of approximately RMB23.0 million ($3.5 million). In addition, the People’s Court of Tianning District, Changzhou imposed a fine of RMB1.6 million ($0.2 million) on Jiangsu Quanyi for its past sales of substandard human-use rabies vaccine. The final judgment issued by the Intermediate People’s Court of Changzhou imposed an additional penalty of RMB3.0 million ($0.5 million) on Jiangsu Quanyi. As of December 31, 2009, we recognized an accrual of RMB50.3 million ($7.6 million) for the penalties and cost of patient re-vaccinations. During the year ended December 31, 2010, we paid penalties of RMB10.3 million ($1.6 million) and as of December 31, 2010, RMB43.0 million ($6.5 million) remained unpaid. Subsequent to December 31, 2010, we have paid penalties of RMB10.0 million ($1.5 million) and patient re-vaccination costs of RMB11.5 million ($1.7 million). See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—The penalties imposed on Jiangsu Quanyi could have a material adverse effect on our business, financial condition and results of operations and damage our reputation.”

          In addition, as we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine, a portion of the consideration has not been paid as of the date of this annual report. In October 2010, the selling shareholders of ChinaVax filed a claim against us for the amount of consideration we have withheld and the interest accrued on the withheld amount at the annual rate of 5.0% from February 4, 2010 to the date when the withheld consideration has been fully paid. In addition, subsequent to our discovery of the quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine, we initiated an arbitration proceeding against former shareholders of Jiangsu Quanyi to seek damages for RMB113.9 million ($17.3 million) for misrepresentation in connection with their sales of equity interests in Jiangsu Quanyi. Furthermore, Jiangsu Quanyi also initiated legal proceedings through its board of supervisors against two of its former directors and their affiliates to seek damages for RMB178.0 million ($27.0 million). In addition, we may also become involved in product liability litigation as the development and commercialization of vaccine and other pharmaceutical products entail an inherent risk of harm to patients. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—We may be involved in litigation, arbitration or other legal proceedings from time to time that require extensive management attention and resources and may be expensive, time-consuming and disruptive.”
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
Item 9. THE OFFER AND LISTING
A. Offering and Listing Details
          Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since April 20, 2007 under the symbol “SCR.” For the period from April 20, 2007 to May 6, 2011, the trading price of our ADSs on New York Stock Exchange ranged from $4.41 to $19.30 per ADS.
          The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Sales Price
	High	Low
2007 (from April 20, 2007)	$19.30	$10.81
2008	$15.88	$4.41
2009	$10.03	$4.76
2010	$12.98	$7.44
Quarterly Highs and Lows
First Quarter 2009	$9.13	$4.76
Second Quarter 2009	$8.81	$5.05

	Sales Price
	High	Low
Third Quarter 2009	$9.98	$6.72
Fourth Quarter 2009	$10.03	$6.77
First Quarter 2010	$9.94	$8.06
Second Quarter 2010	$8.92	$7.44
Third Quarter 2010	$10.44	$7.95
Fourth Quarter 2010	$12.98	$8.14

Monthly Highs and Lows
November 2010	$12.86	$8.72
December 2010	$12.98	$11.11
January 2011	$13.75	$11.32
February 2011	$13.72	$11.79
March 2011	$13.50	$12.00
April 2011	$13.48	$12.41
May 2011 (through May 6)	$12.70	$11.40
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
C. Material Contracts
          We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
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
People’s Republic of China Taxation
          The CIT law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% corporate income tax rate as to their worldwide income. Under the implementation rules for the CIT law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.
          Under the CIT law and the implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ADSs or ordinary shares would be able to claim the benefit of income tax treaties entered into between China and other jurisdictions.
United States Federal Income Taxation
          The following discussion describes certain United States federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares subsequently received in exchange for ADSs. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”) as in effect on the date of this annual report on Form 20-F and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial decisions and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
          As used herein, the term “U.S. Holder” means a holder of an ADS or ordinary share that is for United States federal income tax purposes:
•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.

          The following discussion does not represent a detailed description of the United States federal income tax consequences applicable to persons subject to special treatment under United States federal income tax laws such as:
•	a dealer in securities or currencies;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, constructive sale, hedging, conversion or integrated transaction;

•	persons whose functional currency is not the U.S. dollar; or

•	persons that actually or constructively own 10.0% or more of our voting stock.
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
          The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to United States federal income tax.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
          Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.

          With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. The New York Stock Exchange, on which the ADSs are traded, should be considered to be an established securities market in the United States for this purpose. If we are deemed to be a “resident enterprise” under PRC tax law, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.
          In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends payable to you with respect to the ADSs or ordinary shares. In that case, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income but could, in the case of certain U.S. Holders, constitute general category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
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
Taxation of Disposition of ADSs or Ordinary Shares
          Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.
Passive Foreign Investment Company
          We believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2010, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard.
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
          We must make a separate determination each year as to whether we are a PFIC. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our income or asset composition. As a result, our PFIC status may change. In particular, because we have valued our goodwill based on the market value of our ADSs, our PFIC status may be determined in large part based on the market price of our ADSs, which is likely to fluctuate, and which may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

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
          Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a timely mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.
          The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. There can be no assurance that the ADSs will be treated as regularly traded on the New York Stock Exchange.
          Alternatively, a United States shareholder of a PFIC may avoid the rules described above by electing to treat a PFIC as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.
          If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares (or to file such other information as may be required by the United States Treasury Department).
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
          Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, if any, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

          Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include ADSs or ordinary shares) may be required to report information relating to such assets. You should consult your tax advisor regarding the effect, if any, of this reporting requirement on your ownership and disposition of ADSs or ordinary shares.
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
I. Subsidiary Information
          For a listing of our subsidiaries, see Item 4. Information on the Company—C. Organizational Structure” in this annual report.
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
          Transactions in foreign currencies are translated into the functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the applicable exchange rate at the balance sheet date. The resulting exchange differences are recognized in our consolidated statements of income. In 2009 and 2010, our company has used a substantial portion of the proceeds from our initial public offering to provide U.S. dollar-denominated intercompany loans to our PRC subsidiaries where such funds were converted into Renminbi. As these intercompany loans are not considered long-term investment in nature and given that the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gain arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while gain or loss arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income. We recognized foreign currency exchange gains of RMB0.4 million in 2009 and RMB5.5 million ($0.8 million) in 2010 which represent realized and unrealized gains recognized by our PRC subsidiaries from the translation of U.S. dollar-denominated intercompany loans.

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
          Fluctuations in exchange rates may affect our financial performance. Appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. As of December 31, 2010, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in a translation gain or loss of RMB0.3 million ($45,455).
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
Credit Risk with Financial Institutions
          We are exposed to counterparty risks related to certain financial assets including cash and cash equivalents and investment securities. As of December 31, 2009 and 2010, RMB419.7 million and RMB258.2 million ($39.1 million), respectively, in cash and cash equivalents were held in uninsured accounts at major financial institutions located in the PRC.
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
          The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2010, we received an incentive payment of RMB1.1 million ($0.2 million) from the depository relating to the ADS facility.

PART II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
          None of these events occurred in any of the years ended December 31, 2008, 2009 and 2010.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
          See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
          We completed our initial public offering of 31,250,000 ordinary shares, in the form of ADSs, at $14.50 per ADS on April 20, 2007, after our ordinary shares and American Depositary Receipts were registered under the Securities Act. The effective date of our registration statement on Form F-1 (File number: 333-141539) was April 20, 2007. Goldman Sachs (Asia) L.L.C. acted as the sole global coordinator and the sole bookrunner for the offering.
          In 2010, we have used the net proceeds received from our initial public offering as follows:
•	approximately RMB6.3 million ($1.0 million) for the acquisition of an additional 14.3% of the equity interest in Nanjing Tung Chit;

•	approximately RMB144.0 million ($21.8 million) for the acquisition of an additional 39.2% of the equity interest in Jilin Boda;

•	approximately RMB131.4 million ($19.9 million) to fund our research and development efforts; and

•	approximately RMB127.5 million ($19.3 million) for repurchases and retirement of our ordinary shares.

Item 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
          As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective.
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
          As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2010 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

          Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
          The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010.
Changes in Internal Control over Financial Reporting
          There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Report of Independent Registered Public Accounting Firm
The Board of Directors
Simcere Pharmaceutical Group:
          We have audited Simcere Pharmaceutical Group’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Simcere Pharmaceutical Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Simcere Pharmaceutical Group’s internal control over financial reporting based on our audit.
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
          In our opinion, Simcere Pharmaceutical Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated May 9, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Hong Kong, China
May 9, 2011

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
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

	Year Ended December 31,
	2008	2009	2010

Audit fees (1)	$1,929	$1,181	$1,586
Audit-related fees (2)	163	146	126
Tax fees	—	—	—
Other fees	—	—	—

Total	$2,092	$1,327	$1,712

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2010 involve principally limited reviews performed on our consolidated financial statements.
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

          In 2008, we repurchased 3.0 million of ordinary shares in the form of ADSs for an aggregate cost of $10.0 million, which included $0.1 million of handling charges. In 2009, we repurchased and cancelled an aggregate of 12.2 million ordinary shares in the form of ADSs for an aggregate cost of $43.6 million, which included $0.5 million of handling charges.
          In 2010, we further repurchased an additional 2.1 million ordinary shares in the form of ADSs for an aggregate cost of 18.8 million, which included $0.2 million of handling charge. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. Any future repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.
          The following table sets forth certain information related to purchases made by us of our ADSs under the program:

Total
number of
				ADSs purchased	Approximate dollar value
	Total			as part of	of
	number of			publicly	ADSs that may yet be
	ADSs	Average price		announced	purchased
Period	purchased	paid per ADS (1)		program	under the program
		US$	RMB (2)		US$	RMB (1)
November 10, 2008 to September 29, 2009	7,216,920	6.93	45.74	7,216,920	—	—
November 18, 2009 to November 12, 2010	2,483,470	8.70	57.42	2,483,470	—	—

(1)	The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)	The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in effect on December 30, 2010, which was US$1.00 to RMB6.6000. See “Introduction” and “Part I. — Item 3. Key Information — Selected Financial Data — Exchange Rate Information.”

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
          Not applicable.

Item 16G.	CORPORATE GOVERNANCE
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

4.7		Joint Research Agreement on Anti-Tumor Drug AL6802 entered into between Jiangsu Simcere Pharmaceutical R&D Co., Ltd. and Advenchen Laboratories LLC, dated January 8, 2007
8.1	*	Subsidiaries of the Registrant
11.1		Code of Business Conduct and Ethics
12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of KPMG

*	Filed herewith.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Simcere Pharmaceutical Group
By:	/s/ Jinsheng Ren
	Name:	Jinsheng Ren
	Title:	Chief Executive Officer

Date: May 9, 2011

SIMCERE PHARMACEUTICAL GROUP AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SIMCERE PHARMACEUTICAL GROUP AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
The Board of Directors
Simcere Pharmaceutical Group:
We have audited the accompanying consolidated balance sheets of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended December 31, 2010 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simcere Pharmaceutical Group’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 9, 2011 expressed an unqualified opinion on the effectiveness of the Simcere Pharmaceutical Group’s internal control over financial reporting.
/s/ KPMG
Hong Kong, China
May 9, 2011

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Balance Sheets
(Amounts expressed in thousands, except share data)

			December 31,
	Note		2009	2010	2010
			RMB	RMB	US$
Assets

Current assets
Cash and cash equivalents			442,488	273,583	41,452
Pledged bank deposits			15,657	5,133	778
Accounts and bills receivables, net	4		704,321	884,738	134,052
Inventories	5		106,655	89,732	13,596
Other current assets			102,743	135,301	20,500

Total current assets			1,371,864	1,388,487	210,378

Property, plant and equipment, net	6		758,246	866,262	131,251
Land use rights	7		146,158	142,910	21,653
Intangible assets, net	8		385,331	348,203	52,758
Goodwill	8		309,936	309,936	46,960
Investments in and advances to an affiliated company	8, 20		121,865	121,220	18,366
Other non-current assets			44,502	41,234	6,248

Total assets			3,137,902	3,218,252	487,614

Liabilities

Current liabilities
Short-term borrowings and current portion of long-term borrowings	9		76,000	360,000	54,545
Accounts and bills payables			152,249	49,638	7,521
Accrued payroll and employee benefits			50,668	55,559	8,418
Other current liabilities	12		413,948	540,649	81,917

Total current liabilities			692,865	1,005,846	152,401

Long-term borrowings, excluding current portion	10		122,685	19,306	2,925
Deferred tax liabilities	11	(d)	93,108	68,811	10,426
Other liabilities	11	(b)	21,561	22,593	3,423

Total liabilities			930,219	1,116,556	169,175

Redeemable Noncontrolling Interest and Shareholders’ Equity

Redeemable noncontrolling interest	8		—	47,453	7,190

Ordinary shares:
Par value: US$0.01
Authorized: 500,000,000 shares authorized Issued and outstanding: 110,534,932 and 106,789,522 as of December 31, 2009 and 2010	3,19		8,851	8,597	1,303
Additional paid-in capital	3		1,218,214	948,469	143,707
Accumulated other comprehensive loss	3		(91,548)	(97,512)	(14,775)
Retained earnings			846,707	1,019,118	154,412

Total equity attributable to Simcere Pharmaceutical Group			1,982,224	1,878,672	284,647

Noncontrolling interest			225,459	175,571	26,602

Total shareholders’ equity			2,207,683	2,054,243	311,249

Commitments and contingencies	15

Total liabilities, redeemable noncontrolling and shareholders’ equity			3,137,902	3,218,252	487,614

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Statements of Income
(Amounts expressed in thousands, except share data)

			Year ended December 31,
	Note		2008	2009	2010	2010
			RMB	RMB	RMB	US$
Revenue	17, 20		1,741,143	1,857,071	2,141,098	324,409
Cost of materials and production	20		(320,882)	(320,945)	(341,787)	(51,786)

Gross profit			1,420,261	1,536,126	1,799,311	272,623

Operating expenses:
Research and development			(86,089)	(132,981)	(125,737)	(19,051)
Sales, marketing and distribution			(782,960)	(1,002,419)	(1,186,144)	(179,719)
General and administrative			(194,233)	(222,118)	(269,512)	(40,835)
Impairment loss on goodwill	8		—	(76,398)	—	—

Income from operations			356,979	102,210	217,918	33,018

Interest income			34,302	8,861	4,214	638
Interest expense	6		(4,693)	(12,126)	(19,920)	(3,018)
Foreign currency exchange gains, net			39,879	382	5,511	835
Other income			1,104	2,971	2,286	346
Equity in losses of equity method affiliated company			—	(56,532)	(14,716)	(2,230)

Earnings before income taxes			427,571	45,766	195,293	29,589

Income tax expense	11	(a)	(49,285)	(16,897)	(10,640)	(1,612)

Net income			378,286	28,869	184,653	27,977

Less: net income attributable to the redeemable noncontrolling interest and noncontrolling interest			(28,135)	(2,441)	(12,242)	(1,855)

Net income attributable to Simcere Pharmaceutical Group			350,151	26,428	172,411	26,122

Earnings per share:	16
Basic			2.80	0.23	1.59	0.24

Diluted			2.80	0.23	1.55	0.23

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Amounts expressed in thousands, except share data)

								Equity			Comprehensive Income (Loss)
						Accumulated		attributable		Total	Attributable		Attributable
			Number of		Additional	other		to Simcere	Non-	shareholders’	to Simcere	Attributable to	to redeemable
			ordinary		paid-in	comprehensive	Retained	Pharmaceutical	controlling	equity	Pharmaceutical	noncontrolling	noncontrolling
	Note		shares	Par value	capital	loss	earnings	Group	interests	(note 13)	Group	interests	interests	Total	Total
				RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Balance as of January 1, 2008			125,006,200	9,840	1,550,697	(46,849)	470,128	1,983,816	12,137	1,995,953

Share-based compensation	18		—	—	25,536	—	—	25,536	—	25,536
Issuance of ordinary shares upon exercise of share options	18		198,000	14	5,722	—	—	5,736	—	5,736
Repurchase and retirement of ordinary shares	3,19		(2,976,882)	(204)	(67,951)	—	—	(68,155)	—	(68,155)
Net income			—	—	—	—	350,151	350,151	28,135	378,286	350,151	28,135	—	378,286
Foreign currency translation adjustments, net of nil tax	3		—	—	—	(44,059)	—	(44,059)	—	(44,059)	(44,059)	—	—	(44,059)

Comprehensive income			—	—	—	—	—	—	—	—	306,092	28,135	—	334,227

Acquisition of Simcere Zhong Ren	8	(c)	—	—	—	—	—	—	8,674	8,674
Dividends declared by subsidiary to noncontrolling interest			—	—	—	—	—	—	(649)	(649)
Balance as of December 31, 2008			122,227,318	9,650	1,514,004	(90,908)	820,279	2,253,025	48,297	2,301,322

Share-based compensation	18		—	—	23,677	—	—	23,677	—	23,677
Issuance of ordinary shares upon exercise of non-vested shares	18		467,780	32	—	—	—	32	—	32
Repurchase and retirement of ordinary shares	3,19		(12,160,166)	(831)	(296,961)	—	—	(297,792)	—	(297,792)
Net income			—	—	—	—	26,428	26,428	2,441	28,869	26,428	2,441	—	28,869
Foreign currency translation adjustments, net of nil tax	3		—	—	—	(640)	—	(640)	—	(640)	(640)	—	—	(640)

Comprehensive income			—	—	—	—	—	—	—	—	25,788	2,441	—	28,229

Acquisition of Shandong Simcere’s shares from noncontrolling interests	8	(b)	—	—	(22,506)	—	—	(22,506)	(7,622)	(30,128)
Acquisition of Jiangsu Yanshen	8	(b)	—	—	—	—	—	—	182,343	182,343
Balance as of December 31, 2009			110,534,932	8,851	1,218,214	(91,548)	846,707	1,982,224	225,459	2,207,683

Share-based compensation	18		—	—	31,099	—	—	31,099	—	31,099
Issuance of ordinary shares upon exercise of non-vested shares	18		518,322	35	—	—	—	35	—	35
Repurchase and retirement of ordinary shares	19		(4,263,732)	(289)	(127,210)	—	—	(127,499)	—	(127,499)
Net income			—	—	—	—	172,411	172,411	10,466	182,877	172,411	10,466	1,776	184,653	27,977
Foreign currency translation adjustments, net of nil tax			—	—	—	(5,964)	—	(5,964)	—	(5,964)	(5,964)	—	—	(5,964)	(903)

Comprehensive income			—	—	—	—	—	—	—	—	166,447	10,466	1,776	178,689	27,074

Acquisition of Tung Chit’s shares from noncontrolling interests	8	(a)	—	—	(6,019)	—	—	(6,019)	(261)	(6,280)
Acquisition of Boda’s shares from noncontrolling interests	8	(a)	—	—	(126,110)	—	—	(126,110)	(48,075)	(174,185)
Dividend declared by subsidiary to noncontrolling interest	8	(a)	—	—	—	—	—	—	(7,846)	(7,846)
Deemed acquisition of redeemable noncontrolling interest of Boda	8	(a)	—	—	(41,505)	—	—	(41,505)	(4,172)	(45,677)

Balance as of December 31, 2010			106,789,522	8,597	948,469	(97,512)	1,019,118	1,878,672	175,571	2,054,243

Balance as of December 31 2010 - US$				1,303	143,707	(14,775)	154,412	284,647	26,602	311,249

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Cash Flow Statements
(Amounts expressed in thousands, except share data)

			Year ended December 31,
	Note		2008	2009	2010	2010
			RMB	RMB	RMB	US$
Operating activities:
Net income			378,286	28,869	184,653	27,977
Adjustments to reconcile net income to net cash provided by operating activities:
Bad debt expense			1,576	101	843	128
Inventory write-downs			3,000	2,855	4,846	734
Depreciation of property, plant and equipment			39,791	55,405	76,976	11,663
Amortization of intangible assets			29,433	29,413	37,128	5,625
Land use right expense			2,486	2,538	3,203	485
Impairment loss on goodwill	8		—	76,398	—	—
Equity in losses of equity method affiliated companies			—	56,532	14,716	2,230
Gain on disposal of property, plant and equipment			(21)	(1,289)	(1,463)	(222)
Deferred tax benefit			(2,770)	(21,366)	(27,722)	(4,200)
Share-based compensation expense			25,536	23,677	31,099	4,712
Unrealized foreign currency exchange (gains) losses	3		(39,818)	(523)	(4,742)	(718)
Changes in assets and liabilities, net of effects from acquisitions
Accounts and bills receivables			(257,135)	87,799	(181,260)	(27,464)
Inventories			(32,648)	5,876	12,077	1,830
Other current assets			(15,241)	14,013	(950)	(144)
Amounts due from related parties			3,138	(324)	1,443	219
Accounts and bills payables			1,275	99,231	(102,611)	(15,547)
Accrued payroll and employee benefits			(1,424)	13,851	4,891	741
Other current liabilities			11,639	(54,742)	79,023	11,973
Amounts due to related parties			—	—	110	17

Net cash provided by operating activities			147,103	418,314	132,260	20,039

Investing activities:
Payment for purchase of land use rights			(926)	—	—	—
Payment for purchase of intangible assets			(2,554)	—	—	—
Payment for purchase of property, plant and equipment			(117,541)	(120,795)	(172,390)	(26,120)
Payment of deposits for purchase of property, plant and equipment and intangible assets			(15,791)	(20,533)	(16,438)	(2,491)
Proceeds from disposal of property, plant and equipment and land use right			1,942	4,780	—	—
Payment for acquisition of subsidiaries, net of cash acquired	8		(62,420)	(175,058)	(9,830)	(1,489)
Payment for acquisition of affiliated companies	8	(b)	—	(110,000)	—	—
Decrease in held-to-maturity investment securities			470,000	—	—	—
Decrease (increase) in pledged bank deposits			(42)	(14,705)	10,524	1,595

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Cash Flow Statements
(Amounts expressed in thousands, except share data)

		Year ended December 31,
	Note	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Advances made to an affiliated company	20	—	(19,761)	(14,071)	(2,132)
Loans and advances made to related parties	20	(20,000)	(1,600)	—	—

Net cash provided by (used in) investing activities		252,668	(457,672)	(202,205)	(30,637)

Financing activities:
Proceeds from exercise of share options		5,736	—	—	—
Proceeds from exercise of non-vested shares		—	32	35	5
Payments for repurchase and retirement of ordinary shares	3	(68,155)	(297,792)	(127,499)	(19,318)
Proceeds from short term bank loans and other borrowings		—	—	350,000	53,030
Principal repayment of bank loans and other borrowings		(17,000)	(2,963)	(170,000)	(25,757)
Payment for acquisition of additional noncontrolling interests	8	—	(30,128)	(150,274)	(22,769)
Distribution by a subsidiary to its noncontrolling shareholder		(649)	—	—	—

Net cash used in financing activities		(80,068)	(330,851)	(97,738)	(14,809)

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Consolidated Cash Flow Statements
(Amounts expressed in thousands, except share data)

			Year ended December 31,
			2008	2009	2010	2010
			RMB	RMB	RMB	US$
Effect of exchange rate changes on cash and cash equivalents			(4,241)	(117)	(1,222)	(185)

Net increase (decrease) in cash and cash equivalents			315,462	(370,326)	(168,905)	(25,592)

Cash and cash equivalents at beginning of year			497,352	812,814	442,488	67,044

Cash and cash equivalents at end of year			812,814	442,488	273,583	41,452

(a) Supplemental cash flow and non-cash information:

Cash and cash equivalents paid during the period for:

Income taxes			40,401	40,404	37,528	5,686
Interest, net of capitalized interest			4,693	12,126	19,920	3,018

Non-cash investing and financing transactions:

Payable and accruals for acquisition of property, plant and equipment and land use right			32,890	54,360	78,791	11,938
Payable for acquisition of Jiangsu Yanshen			—	30,801	29,875	4,511
Payable for acquisition of noncontrolling interest of Boda			—	—	26,153	3,963
Assets transfer out for acquisition of Boda	8	(a)	—	—	4,038	612

(b) Analysis of net cash outflow in respect of acquisitions is as follow:

i) Acquisition of Simcere Zhong Ren in 2008

Cash consideration paid	8	(c)	(65,090)
Cash and cash equivalents acquired			2,670

Net cash outflow in respect of acquisition of Simcere Zhong Ren			(62,420)

ii) Acquisition of 52.5% equity interest in Jiangsu Yanshen in 2009

Cash consideration paid	8	(b)		(267,398)
Cash and cash equivalents acquired				92,340

Net cash outflow in respect of acquisition of Jiangsu Yanshen				(175,058)

iii) Acquisition of Shandong Simcere in 2006

Cash consideration paid					(9,830)	(1,489)

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
1	Principal activities, significant concentrations and risks, and basis of presentation
(a)	Principal activities
Simcere Pharmaceutical Group (the “Company”) and its subsidiaries (collectively the “Group”), are principally engaged in the research, development, manufacture and distribution of pharmaceutical products in the People’s Republic of China (the “PRC”).
(b)	Significant concentrations and risks
Revenue concentrations

The Group sells its products to pharmaceutical distributors and the PRC government. Sales to distributors account for substantially all of the Group’s revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other pharmaceutical and vaccine manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be costly, difficult and time-consuming. Any disruption of the Group’s distribution network, including the failure to renew existing distribution agreements with desired distributors, could negatively affect the Group’s ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. As of and for the years ended December 31, 2008, 2009 and 2010, no single customer contributed 10% or more of the Group’s total revenues or gross accounts and bills receivables.

The Group derives a substantial portion of revenue from the sales of six products, namely Bicun, Zailin, Yingtaiqing, Sinofuan, Yidasheng and Endu of which revenues were over RMB100,000 (US$15,152) individually for the year ended December 31, 2010. Aggregate sales of these products accounted for 78.6%, 76.8% and 77.7% of the Group’s revenue for the years ended December 31, 2008, 2009 and 2010, respectively. As the Group expects the sales of these products to continue to comprise a substantial portion of revenues in the future, any factors adversely affecting the sales of any of these products will have a material adverse effect on the Group’s business, financial condition and results of operations.

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

Certain of the Group’s products are subject to such price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price control, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2008, 2009 and 2010, 72%, 76% and 73%, respectively of the Group’s revenue were from products that were subject to government pricing controls.

Concentration of suppliers

The Group sources raw materials, as well as packaging materials, from various suppliers in the PRC. Historically, the majority of the Group’s raw materials have been readily available. The Group generally maintains two vendors for each major raw material in order to diversify its vendor base and to ensure a reliable supply of raw materials at reasonable prices. For the years ended December 31, 2008, 2009 and 2010, the Group purchased 40.3%, 37.6% and 36.9%, respectively, of its total supply of raw materials from its five largest suppliers.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(c)	Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
2	Summary of significant accounting policies
(a)	Consolidation
The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. For consolidated subsidiaries where the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as noncontrolling interests. All significant intercompany balances and transactions have been eliminated upon consolidation. The Company has no involvement with variable interest entities.
(b)	Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include recoverability of the carrying amount of property, plant and equipment, goodwill and intangible assets (including acquired in-process research and development (“IPR&D”) assets in a business combination); the allocation of the purchase price for the Group’s acquisitions; allowances for doubtful receivables and deferred tax assets; depreciation and amortizable lives; realizablility of inventories; and amounts recognized for contingencies. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from those estimates.
(c)	Foreign currency transactions and translation
The reporting currency of the Group is the Renminbi (“RMB”).

The functional currency of the Company’s PRC subsidiaries is the RMB. RMB is not a fully convertible currency. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

Transactions dominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the applicable exchange rate at the balance sheet date. The resulting exchange differences are recognized in the consolidated statements of income.

Assets and liabilities of subsidiaries, whose functional currency is not the RMB, are translated into RMB at the exchange rate at the balance sheet date. Income and expense items are translated at the average rates of exchange prevailing during the period. The adjustment resulting from translating the financial statements of such entities is reflected as a component of accumulated other comprehensive loss within shareholders’ equity.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
For the convenience of the readers, the December 31, 2010 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.6000, being the noon buying rate for U.S. dollars in the City of New York on December 30, 2010 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 30, 2010 or at any other date.
(d)	Cash and cash equivalents and pledged bank deposits
Cash and cash equivalents consist of cash on hand, cash in bank accounts, interest-bearing savings accounts, money market funds, time deposits and short-term fixed income investments with original maturities of three months or less at the date of purchase. As of December 31, 2009 and 2010, RMB419,680 and RMB258,184 (US$39,119), respectively, in cash and cash equivalents was held in major financial institutions located in the PRC. Management believes that these financial institutions have high credit rating.

Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash and cash equivalents total in the consolidated statements of cash flows. The pledged bank deposits include cash granted from the National Finance Bureau maintained at a bank which is restricted for use for R&D projects conducted by the Group. Any withdrawal of fund from the account requires an approval from the National Finance Bureau. The pledged bank deposits also include cash maintained at a bank as security for short-term bills payable issued by the subsidiaries of the Company to third party suppliers, which are restricted as to withdrawal or use by the subsidiaries as long as the related short-term bills payable are outstanding. Upon maturity of the bills payable which generally ranges from three to six months, the cash is available for use by the Group.
(e)	Accounts receivable and bills receivable
Accounts receivable are recognized at the invoiced amount and do not bear interest. The Group maintains an allowance for doubtful accounts for estimated losses resulting from inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts, aging data and historical write-off experience. Judgments are made with respect to the collectibility of accounts receivable based on historical experience, customer specific facts and current economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Apart from those disclosed in note 15(d), the Group does not have any off-balance-sheet credit exposure related to accounts receivable.

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
(g)	Investment in and advances to an affiliated company
The investment in entity where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, is accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in the consolidated statements of income.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

The Group recognizes a loss when there is a loss in value of an equity method investment which is other than a temporary decline. The process of assessing and determining whether an impairment on a particular equity investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether the Group has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year end, and forecasted performance of the investee. There was no impairment charges related to the investment in the affiliated company for any of the years presented.
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

Building and leasehold improvements	20 – 50 years
Machinery and equipment	3 – 10 years
Motor vehicles	3 – 8 years
Furniture, fixtures and office equipment	3 – 5 years
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

Intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the respective assets. The Group’s intangible assets and their respective estimated useful lives are as follows:

Customer relationships	4 – 11 years
Developed technology	7 – 16 years
Product trademarks	6 – 10 years
Manufacturing and supply licenses	1 – 5 years

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
IPR&D represents the fair value assigned to incomplete research projects that the Group acquires through business combinations, which at the time of acquisition, have not reached technological feasibility. For business combinations for which the acquisition date is before January 1, 2009, the fair value of IPR&D projects was expensed upon acquisition. For acquisition date that is on or after January 1, 2009, the fair value of IPR&D projects is recognized as intangible asset on the consolidated balance sheet rather than expensed. The amounts capitalized are accounted for as indefinite-lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, the Group will make a determination as to the useful life of the intangible asset and begin amortization.

The Group tests indefinite-lived intangibles, including IPR&D, for impairment at least annually and whenever impairment indicators are present. The impairment test consists of a comparison of the fair value of the IPR&D with its carrying amount. If the carrying amount of an IPR&D exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment of long-lived assets

Long-lived assets including property, plant and equipment, and intangible assets with definitive lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment loss of intangible assets was recognized in 2008, 2009 and 2010.

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

For the years ended December 31, 2008, management determined that the Group was the reporting unit for the purposes of goodwill impairment testing. The Group used its market capitalization based on the quoted market price of its ordinary shares in determining the fair value of the reporting unit. No impairment loss of goodwill was recognized in 2008.

Following the acquisition of Jiangsu Yanshen in 2009, management evaluated and determined that there are two components below the Group’s operating segment: pharmaceutical business and vaccines business. The pharmaceutical business and vaccines business have dissimilar economic characteristics and they each manufacture, distribute and sell distinct products which require different technologies and marketing strategies. As such, management determined that the Group has two reporting units, a pharmaceutical reporting unit and a vaccine reporting unit, for goodwill impairment testing for the years ended December 31, 2009 and 2010. The Group used a discounted cash flow analysis to determine the fair value of its reporting units. For the year ended December 31, 2009, the Group recognized an impairment loss on goodwill of RMB76,398. No impairment loss of goodwill was recognized in 2010.
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
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax loss and tax credit carryforwards. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in consolidated statements of income in the period that includes the enactment date.

The Company’s management determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based solely on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, it is presumed that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. A recognized income tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. The tax positions are regularly reevaluated based on the results of the examination of income tax filings, statute of limitations expirations and changes in tax law that would either increase or decrease the technical merits of a position relative to the more-likely-than-not recognition threshold. The Group’s policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense.
(k)	Revenues
Sales of pharmaceutical and vaccine products represent the invoiced value of products sold, net of value added taxes (VAT).

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

For the years ended December 31, 2008, 2009 and 2010, RMB2,697, RMB500 and RMB5,755 (US$872), respectively, have been recognized as a reduction of research and development expenses.

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

The costs of acquired technology know-how (drugs in a development stage) that are purchased from others for a particular research and development project either individually, or as part of a group of assets, and that have no alternative future uses (in other research and development projects or otherwise), are expensed as research and development costs. Management has determined that for an acquired technology know-how to have an alternative future use, it should be (a) reasonably expected that the Group will use the technology in an alternative manner for an economic benefit and (b) the Group’s use of the technology is not contingent on further development subsequent to acquisition (that is, it can be used in an alternative manner at the acquisition date). None of the Group’s acquired technology know-how during the periods presented was determined to have an alternative future use at the acquisition date since technological feasibility was not established and regulatory approval from the State Food and Drug Administration of China (“SFDA”) was not obtained. Further subsequent development, including additional clinical testing, was required to obtain the necessary regulatory approval before the products could be launched onto the market for sale.
(n)	Advertising costs
Advertising costs are expensed as incurred and included in sales, marketing and distribution expenses. Advertising costs for the years ended December 31, 2008, 2009 and 2010 amounted to RMB41,816, RMB51,914 and RMB106,708 (US$16,168), respectively.
(o)	Shipping and handling fees and costs
Costs incurred by the Group for shipping and handling to transport and deliver products to customers, are included in sales, marketing and distribution expenses. Shipping and handling fees and costs for the years ended December 31, 2008, 2009 and 2010 amounted to RMB12,408, RMB12,491 and RMB16,339 (US$2,476), respectively.
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
In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability. The Group records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Group has experienced no product liability claims.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(s)	Earnings per share
Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Dilutive ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding share options and non-vested shares by applying the treasury stock method. Dilutive ordinary equivalent shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive.
(t)	Segment reporting
For the years ended December 31, 2008, 2009 and 2010, management determined that the Group as a whole is the only operating segment as the Group’s chief operating decision maker regularly receives and reviews the financial information on a consolidated group basis for purposes of making decisions about resource allocation and assessing performance. All of the Group’s operations and customers are located in the PRC. Consequently, no geographic information is presented.
(u)	Fair value measurement
The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.
See note 22 to the Consolidated Financial Statements.
3	Revision of financial statements
The accompanying consolidated financial statements of the Company as of and for the years ended December 31, 2008 and 2009 have been revised from previously issued financial statements to correct errors in the consolidated statements of shareholders’ equity and comprehensive income and cash flow statements in respect of the repurchase and retirement of ordinary shares. The revisions are summarized below:

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
For the Consolidated Statements of Shareholders’ Equity and Comprehensive Income

	December 31, 2008
	As previously
	reported	Correction	As revised
	RMB	RMB	RMB
Ordinary shares	9,624	26	9,650
Additional paid-in capital	1,505,252	8,752	1,514,004
Accumulated other comprehensive loss	(82,130)	(8,778)	(90,908)
Retained earnings	820,279	—	820,279

Total equity attributable to Simcere Pharmaceutical Group	2,253,025	—	2,253,025

	December 31, 2008
	As previously
	reported	Correction	As revised
	RMB	RMB	RMB
Total comprehensive income	343,005	(8,778)	334,227

	December 31, 2009
	As previously
	reported	Correction	As revised
	RMB	RMB	RMB
Ordinary shares	8,716	135	8,851
Additional paid-in capital	1,170,687	47,527	1,218,214
Accumulated other comprehensive loss	(43,886)	(47,662)	(91,548)
Retained earnings	846,707	—	846,707

Total equity attributable to Simcere Pharmaceutical Group	1,982,224	—	1,982,224

	December 31, 2009
	As previously
	reported	Correction	As revised
	RMB	RMB	RMB
Total comprehensive income	67,113	(38,884)	28,229

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
For the Consolidated Cash Flow Statements

	December 31, 2008
	As previously
	reported	Correction	As revised
	RMB	RMB	RMB
Net cash provided by operating activities	147,158	(55)	147,103
Net cash provided by investing activities	252,668	—	252,668
Net cash used in financing activities	(88,846)	8,778	(80,068)
Effect of exchange rate changes on cash and cash equivalents	4,482	(8,723)	(4,241)

Net increase in cash and cash equivalents	315,462	—	315,462

	December 31, 2009
	As previously
	reported	Correction	As revised
	RMB	RMB	RMB
Net cash provided by operating activities	456,964	(38,650)	418,314
Net cash used in investing activities	(457,672)	—	(457,672)
Net cash used in financing activities	(369,735)	38,884	(330,851)
Effect of exchange rate changes on cash and cash equivalents	117	(234)	(117)

Net decrease in cash and cash equivalents	(370,326)	—	(370,326)

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
4	Accounts and bills receivables, net
Accounts and bills receivables, net are summarized as follows:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
Accounts receivable	303,255	315,256	47,766
Less: allowance for doubtful accounts	(6,749)	(7,475)	(1,132)

Accounts receivable, net	296,506	307,781	46,634
Bills receivable	407,815	576,957	87,418

Total accounts and bills receivables, net	704,321	884,738	134,052

The movements of the allowance for doubtful accounts are as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	6,635	6,995	6,749	1,022
Additions charged to bad debt expense	1,576	101	843	128
Write-off of accounts receivable	(1,216)	(347)	(117)	(18)

Ending allowance for doubtful accounts	6,995	6,749	7,475	1,132

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 30 to 90 days from the date of billing. The Group does not require collateral or other security to support credit sales.

Several subsidiaries of the Company sold bills receivable with recourse to third party financial institutions. Under this arrangement, control over the transferred bills receivable is surrendered and the subsidiaries do not retain beneficial interests in the transferred bills receivables. All of the transferred bills receivables were accounted for as sales and derecognized upon transfer.

For the years ended December 31, 2008, 2009 and 2010, the Group received proceeds from the sale of bills receivable of RMB274,183, RMB1,038,053 and RMB991,385 (US$150,210), respectively. The Group recognized discounts of RMB2,993, RMB7,392 and RMB12,620 (US$1,912) in respect of bills receivable sold for the years ended December 31, 2008, 2009 and 2010, respectively, which have been included in interest expense.

As of December 31, 2010, bills receivable of RMB85,967 (US$13,025) were pledged to banks as collateral for long-term bank loans of RMB69,306 (US$10,501). No bills receivable were pledged to banks as of December 31, 2009.
5	Inventories
Inventories by major categories are summarized as follows:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
Raw materials	21,801	19,059	2,888
Consumables and packaging materials	9,890	11,946	1,810
Work-in-progress	21,888	14,528	2,201
Finished goods	53,076	44,199	6,697

Total inventories	106,655	89,732	13,596

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
Inventory write-downs of RMB3,000, RMB2,855 and RMB4,846 (US$734) were recognized in cost of materials and production in the consolidated statements of income during the years ended December 31, 2008, 2009 and 2010, respectively.
6	Property, plant and equipment, net
Property, plant and equipment, net consist of the following:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
Buildings and leasehold improvements	441,970	511,071	77,435
Machinery and equipment	307,230	338,584	51,300
Motor vehicles	40,709	41,972	6,359
Furniture, fixtures and office equipment	51,315	61,315	9,290
Construction-in-progress	147,280	186,377	28,239

	988,504	1,139,319	172,623
Less: accumulated depreciation and amortization	(243,791)	(303,028)	(45,913)

	744,713	836,291	126,710

Deposits for purchase of property, plant and equipment	13,533	29,971	4,541

Property, plant and equipment, net	758,246	866,262	131,251

The Group capitalizes interest cost as a component of the cost of construction in progress. Interest incurred consists of the following:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Interest cost capitalized	2,133	137	4,468	677
Interest cost charged to income	4,693	12,126	19,920	3,018

Total interest cost incurred	6,826	12,263	24,388	3,695

As of December 31, 2010, buildings with carrying value of RMB29,325 (US$4,443) were pledged to banks as collateral for long-term bank loans of RMB69,306 (US$10,501). No building were pledged to banks as of December 31, 2009.
7	Land use rights
Land use rights consist of the following items:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
Land use rights:
- non-current portion	146,158	142,910	21,653
- current portion	3,200	3,197	484

Total land use rights	149,358	146,107	22,137

As of December 31, 2009, land use rights with carrying value of RMB 26,154 were pledged to banks as collateral for long-term bank loans of RMB20,000. As of December 31, 2010, land use rights with carrying value of RMB34,011 (US$5,153) were pledged to banks as collateral for long-term bank loans of RMB69,306 (US$10,501).

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
8	Acquisitions, goodwill and intangible assets
(a)	2010 acquisitions
Acquisition of a 14.29% equity interest in Tung Chit

On April 2, 2010, the Group acquired 14.29% equity interest in Nanjing Tung Chit Pharmaceutical Co., Ltd (“Tung Chit”) for cash consideration of RMB6,280 (US$952). As a result of the acquisition of the additional 14.29% equity interest, Tung Chit became a wholly owned subsidiary of the Group. The additional purchase of equity interest in Tung Chit did not constitute a change in control. The noncontrolling interest was reduced by RMB261 (US$40) and the Group recognized RMB6,019 (US$912) as a reduction to additional paid-in-capital which represents the difference between the fair value of the consideration and the carrying amount of the 14.29% noncontrolling interest acquired as of the purchase date.

Acquisition of an additional 39.19% equity interest in Boda

In June 2010, the Group entered into a series of transactions to: i) acquire approximately 39.19% of the equity interest in Jilin Boda Pharmaceutical Co., Ltd. (“Boda”) through an acquisition of 80% equity interest in Nanjing Xiangao Investments management Co., Ltd. (“Xiangao”), an investment holding company which holds 48.99% of the equity interest in Boda; ii) enter into a put and call arrangement for the obligation and the option to acquire the remaining 20% equity interest in Xiangao (effectively approximately 9.80% equity interest in Boda).

As a result of the acquisition of the additional 39.19% equity interest, the Group holds effectively 90% equity interest in Boda. The additional purchase of equity interest in Boda did not constitute a change in control. The series of transactions were completed on July 4, 2010. The total purchase consideration was RMB174,185 (US$26,392) consisting of i) cash consideration of RMB 170,147 (of which RMB143,994 was paid in 2010 and RMB 26,153 is included in “other current liabilities” in the consolidated balance sheet) and ii) the difference between the fair value of buildings, machinery and equipment of RMB30,430 (US$4,611) transferred to the selling shareholder and RMB 26,392 consideration receivable from the selling shareholder (included in “other current assets” in the consolidated balance sheet) for the transfer of such assets and equity interest. The noncontrolling interest was reduced by RMB48,075 (US$7,284) upon the completion of this acquisition. The Group recognized RMB126,110 (US$19,108) as a reduction to additional paid in capital which represents the difference between the fair value of the consideration and the carrying amount of the 39.19% noncontrolling interest acquired as of the purchase date.

The put and call options are exercisable after 1 year from the date of acquisition of the 39.19% equity interest in Boda. The exercise prices for the call and the put options of the 9.80% equity interest in Boda held by Xiangao are the same and equal to RMB43,600 plus 9.80% of the net profit attributable to Boda for the period beginning January 1, 2010 to the date of the exercise. Accordingly, the noncontrolling interest was recorded outside of permanent equity on the consolidated balance sheet and initially recorded at the fair value of RMB45,677 (US$6,921) on July 4, 2010. The Group recognized RMB41,505 (US$6,289) as a reduction to additional paid-in-capital which represented the difference between the fair value and the carrying amount of the noncontrolling interest. In December 2010, Boda declared a dividend of RMB7,846 (US$1,188) to the noncontrolling interest in respect of retained earnings prior to January 1, 2010. Subsequently, the noncontrolling interest is carried at the higher of (1) the initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss or (2) the expected redemption value. The change of the carrying amounts of the redeemable noncontrolling interest is recognized as net income attributable to noncontrolling interest in the consolidated statements of income.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

Redeemable
Noncontrolling
interest
RMB
Balance as of December 31, 2009	—
Recognition of redeemable noncontrolling interest on July 4, 2010	45,677
Income attributable to the redeemable noncontrolling interest	1,776

Balance as of December 31, 2010	47,453

(b)	2009 acquisitions
Acquisition of a 10% equity interest in Shandong Simcere

On January 6, 2009, the Group acquired 10% equity interest in Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd. (“Shandong Simcere”) for cash consideration of RMB30,128. As a result of the acquisition of the additional 10% equity interest, Shandong Simcere became a wholly owned subsidiary of the Group. The additional purchase of equity interest in Shandong Simcere did not constitute a change in control. The noncontrolling interest was reduced by RMB7,622 and the Group recognized RMB22,506 as a reduction to additional paid-in-capital which represents the difference between the fair value of the consideration and the carrying amount of the 10% noncontrolling interest acquired as of the purchase date.

Acquisition of a 52.5% equity interest in Jiangsu Yanshen

The Group acquired 37.5% equity interest in Jiangsu Yanshen, a China-based developer and manufacturer of human vaccines, for cash consideration of RMB195,540. The 37.5% equity interest acquisition was completed on May 22, 2009 and the Group commenced accounting for its equity interest of 37.5% under the equity method on that date. The purchase consideration was paid in full in July 2009.

In October and November, 2009, the Group entered into share purchase agreements to acquire 100% equity interest in ChinaVax for aggregate cash consideration of US$15,039 (RMB102,654 translated at the exchange rate on December 31, 2009) . ChinaVax is a Cayman Islands investment holding company which then held 15% equity interest in Jiangsu Yanshen. As of December 31, 2009 and 2010, 70% of the cash consideration relating to the acquisition of China Vax, or US$10,528 (RMB71,858 translated at the exchange rate on December 31, 2009), was paid and the remaining 30% of the cash consideration of US$4,511 (RMB29,875 translated at the exchange rate on December 31, 2010) was not paid, which is included in “other current liabilities” in the consolidated balance sheet. In October 2010, the former shareholders of ChinaVax filed a claim against the Group for RMB29,875 (the amount of consideration not paid) plus interest at an annual rate of 5.0% from February 4, 2010. Management believes that it is not probable to pay the interest RMB1,353 (US $205) on the unpaid cash consideration claimed by the former shareholders of ChinaVax due to the misrepresentation of the former shareholders of ChinaVax during the acquisition of Jiangsu Yanshen,

As a result, the Group obtained 100% controlling interest in ChinaVax and therefore, combined with its previous 37.5% equity interest held in Jiangsu Yanshen, the Group holds 52.5% controlling interest in Jiangsu Yanshen.

The Group ceased using the equity method and began consolidating Jiangsu Yanshen on December 9, 2009, the date the Group obtained a 52.5% controlling interest in Jiangsu Yanshen through the acquisition of China Vax. The acquisition of Jiangsu Yanshen was accounted for by the Group as a business combination. Accordingly, the Group remeasured its previously held equity interest of 37.5% in Jiangsu Yanshen which was determined to be RMB143,956 and recognized a resulting loss of RMB55,587 in equity in losses of equity method affiliated companies for the year ended December 31, 2009. The remeasurement of the previously held equity interest of 37.5% resulted in a loss because the fair value of the equity interest in Jiangsu Yanshen on the date of remeasurement was less than its carrying value. The decline in the fair value was due to reduced estimated future cash flows as a result of the SFDA investigation on Jiangsu Yanshen’s sales of human use rabies vaccines and its subsequent resolution (see note 8(e)).

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
The acquisition of the 52.5% equity interest in Jiangsu Yanshen resulted in the recognition of goodwill of RMB208,123 which has been allocated to the vaccines reporting unit and intangible assets of RMB139,500. Goodwill and the amortization of intangible assets arising from the acquisition are not deductible for tax purposes. The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed at the date of acquisition. Contingent liabilities were recognized to the extent the amounts were probable and reasonably estimable.

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

In connection with the acquisition of Jiangsu Yanshen, the Group recognized in-process research and development projects at their fair value of RMB93,100, which at the time of the acquisition, had not reached technological feasibility. The IPR&D of RMB93,100 is comprised of RMB66,300 of the Hepatitis A vaccine IPR&D project and RMB26,800 of the rabies vaccines IPR&D project.

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

	Year ended December 31
	2008	2009
	RMB	RMB
	(unaudited)	(unaudited)
Product revenues	1,861,526	2,013,505
Income (loss) from operations	241,862	102,687
Net income attributable to Simcere Pharmaceutical Group	300,775	18,951
Earnings per share attributable to Simcere Pharmaceutical Group
Basic	2.41	0.16
Diluted	2.41	0.16
Acquisition of an approximately 35% equity interest in Shanghai Celgen

On August 21, 2009, the Group acquired approximately 35% equity interest in Shanghai Celgen Bio-Pharmaceutical Co., Ltd. (“Shanghai Celgen”) for cash consideration of RMB110,000 through the 100% acquisition of Pearl Ocean. Pearl Ocean holds approximately 47% of the equity interest in Kanda Biotech Holdings Ltd. (“Kanda Biotech”), which in turn holds 75% of the equity interest in Shanghai Celgen. Pearl Ocean and Kanda Biotech are holding companies with no substantive operations. The Group accounts for its investment in Shanghai Celgen using the equity method of accounting.

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

The purchase consideration was allocated between the equity investment and the put option based on a relative fair value model at inception. Management determined the fair value of the put option based on Black-Scholes model and allocated RMB2,950 of the purchase consideration to the put option at inception. The put option is amortized over its estimated economic useful life of 2 years.

The excess of cost over the Group’s share of net assets of the equity method investees was RMB35,595 as of December 31, 2009. In accordance with ASC 350, the investment is analyzed for impairment in accordance with FASB ASC 323, Investments — Equity Method and Joint Ventures.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(c)	2008 acquisition
Acquisition of a 70% equity interest in Simcere Zhong Ren

On May 5, 2008, the Group completed the acquisition of 70% of the outstanding equity interest in Wuhu Simcere Zhong Ren Pharmaceutical Co., Ltd. (“Simcere Zhong Ren”), a PRC company based in Wuhu, for cash consideration of RMB65,090. Simcere Zhong Ren is a PRC-based drug manufacturer that specializes in the production of a 5-FU sustained release anti-tumor implant, Sinofuan. Sinofuan is the sustained release anti-tumor implant approved by the SFDA. The acquisition furthers the Group’s growth strategy, enhances the offerings in the anti-tumor drug market and creates synergies with Endu, the Group’s anti-tumor drug. In particular, it is aimed to achieve economies of scales through increased utilization of the Group’s existing distribution channels. The acquisition of Simcere Zhong Ren was accounted for as a business combination and the purchase price was allocated to the assets acquired and liabilities assumed on the basis of their respective estimated fair values on the acquisition date. The financial results of Simcere Zhong Ren have been consolidated and included in the Company’s consolidated financial statements from May 1, 2008 onwards.

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

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(d)	Intangible assets
The Group’s intangible assets related to the Group’s acquisitions consisted of the following:

	December 31, 2009
		Gross
	Amortization	carrying	Accumulated	Net carrying
	period	amount	amortization	amount
	Years	RMB	RMB	RMB
Customer relationships	4-11	37,418	(18,323)	19,095
Developed technologies	7-16	323,640	(56,933)	266,707
Product trademarks	6-10	4,303	(2,547)	1,756
Manufacturing and supply licenses	1-5	9,544	(4,871)	4,673
In-process research and development		93,100	—	93,100

Total intangible assets		468,005	(82,674)	385,331

	December 31, 2010
		Gross
	Amortization	carrying	Accumulated	Net carrying
	period	amount	amortization	amount
	Years	RMB	RMB	RMB
Customer relationships	4-11	37,418	(23,748)	13,670
Developed technologies	7-16	323,640	(83,566)	240,074
Product trademarks	6-10	4,303	(3,017)	1,286
Manufacturing and supply licenses	1-5	9,544	(9,471)	73
In-progress research and development		93,100	—	93,100

Total intangible assets		468,005	(119,802)	348,203

Total — US$		70,910	(18,152)	52,758

Amortization expense of customer relationships is recognized in sales, marketing and distribution expenses and amortization expense for developed technology, product trademarks and manufacturing and supply licenses is recognized in cost of materials and production. The amortization expense for the years ended December 31, 2008, 2009 and 2010 is as follows

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US $
Costs of materials and production	24,009	23,990	31,703	4,803
Sales, marketing and distribution	5,424	5,423	5,425	822

Total amortization expense	29,433	29,413	37,128	5,625

The estimated amortization expense of the Group’s intangible assets with definite lives for the years ended December 31 is as follows:

RMB
2011	32,410
2012	30,988
2013	27,937
2014	26,746
2015	26,457

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(e)	Goodwill
The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2010 are as follows:

	Year ended December 31,
	2009	2010	2010
	RMB	RMB	US$
Balance at the beginning of the year	178,211	309,936	46,960
Acquisition of Jiangsu Yanshen	208,123	—	—
Impairment loss	(76,398)	—	—

Balance at the end of year	309,936	309,936	46,960

During the course of the Group’s acquisition of the additional 15% equity interest in Jiangsu Yanshen from China Vax, the SFDA issued a public notice announcing the initiation of a comprehensive investigation into the quality controls on the production of human use rabies vaccines and ordered Jiangsu Yanshen to halt marketing and production of all products, including human use rabies vaccines. Four batches of human use rabies vaccines manufactured by Jiangsu Yanshen between July and October 2008 were found to have quality problems based on preliminary investigation by the SFDA. In May 2010, upon the completion of the SFDA investigation, Jiangsu Yanshen was fined RMB25,638 for sale of substandard human use rabies vaccines; Jiangsu Yanshen was required to bear the cost of patient re-vaccinations of up to RMB23,034; Jiangsu Yanshen had its GMP license for the production of human use rabies vaccines revoked and; certain of Jiangsu Yanshen’s employees were prohibited to engage in the production and marketing of pharmaceutical products for a period of ten years. Such employees are also subject to a criminal investigation.

As of December 31, 2009, the Group had recognized an accrual of RMB50,300 for the matter described in this note, representing the fine of RMB25,638 by Changzhou Food and Drug Administration, RMB23,034 for the cost for re-vaccinations and a penalty of RMB1,628 levied by the People’s Court of Tianning district, Changzhou. Management determined that the contingency that existed at December 31, 2009, being the SFDA investigation which was based on events and facts and circumstances that existed at the acquisition date, and the resolution of the contingency subsequent to December 31, 2009 provided an indication that the fair value of the reporting unit was below its carrying amount as of December 31, 2009.

Therefore, management performed impairment testing for the goodwill of the vaccines reporting unit as of December 31, 2009. Based on such impairment testing, the carrying amount of the vaccine reporting unit as of December 31, 2009 was greater than the fair value of the vaccine reporting unit as determined using the present value of expected future flows, and the carrying amount of the vaccine reporting unit goodwill as of December 31, 2009 exceeded the implied fair value of that goodwill. As a result, the Group recognized a goodwill impairment charge of RMB76,398 as of December 31, 2009 to reduce the vaccine reporting unit goodwill to its implied fair value.

On January 24, 2011, the criminal investigation of Jiangsu Yanshen in respect of sale of substandard human use rabies vaccines was completed. According to the final judgment by the Intermediate People’s Court of Changzhou City, Jiangsu Province, in addition to the RMB50,300 described above, an additional penalty of RMB3,000 (US$454) was imposed on the Group. During the year ended December 31, 2010, RMB10,266 (US$1,555) of penalty was paid and as of December 31, 2010, RMB43,034 (US$6,520) remains unpaid, (which is included in “other current liabilities” in the consolidated balance sheet). Management does not expect any further claims and charges, individually or in aggregate will have a material adverse impact on the financial position, results of operations, or cash flows of the Group.

Jiangsu Yanshen applied for a GMP license for manufacturing of Influenza vaccine in March 2011, and expects to recommence the production and sales of Influenza vaccine in the second half year of 2011. Based on goodwill impairment testing as of December 31, 2010, no further impairment loss was recognized in 2010.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
9	Short-term borrowings
Short-term borrowings and current portion of long-term borrowings consist of the following:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
Unsecured government loan	3,000	3,000	455
Unsecured bank loans	65,000	300,000	45,454
Current portion of long-term government loan	8,000	7,000	1,060
Current portion of long-term bank loan	—	50,000	7,576

Total	76,000	360,000	54,545

Short-term unsecured bank loans bear fixed interest rates ranging from 4.37% to 5.50% and ranging from 4.86% to 5.56%, per annum in 2009 and 2010, respectively. The weighted average effective interest rates on short-term borrowings outstanding as of December 31, 2009 and 2010 were 4.76% and 5.29% per annum, respectively.

As of December 31, 2009 and 2010, the Group had unutilized banking facilities of RMB800,000 and RMB530,000 (US$80,303), respectively.
10	Long-term borrowings
Long-term borrowings consist of the following:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
Unsecured bank loans, interest at floating rate equal to RMB benchmark lending rate of financial institutions multiplied by 105%, payable in semiannual installments from 2011 to 2012	48,685	—	—
Secured bank loans, interest at floating rate equal to RMB benchmark lending rate of financial institutions multiplied by 105%, payable in semiannual installments from 2011 to 2012	20,000	69,306	10,500
Unsecured government loan, interest at floating rate, payable in annual installments from 2010 to 2020	52,000	—	—
Secured government loan, interest at fixed rate of 5.40%, payable in annual installments from 2010 to 2011	10,000	7,000	1,061

Total long-term borrowings	130,685	76,306	11,561
Less: current portion (note 9)	(8,000)	(57,000)	(8,636)

Long-term borrowings, excluding current portion	122,685	19,306	2,925

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
The weighted-average effective interest rates on long-term loans outstanding as of December 31, 2009 and 2010 were 5.85% and 5.99% per annum, respectively. None of the short-term and long-term loans contain any financial covenants or subjective acceleration clauses.

As of December 31, 2009, land use rights with carrying value of RMB 26,154 were pledged to banks as collateral for the secured bank loans of RMB20,000. As of December 31, 2010, land use rights with carrying value of RMB34,011 (US$5,153) and bills receivable of RMB85,967 (US$13,025) were pledged to banks as collateral for the secured bank loans of RMB69,306 (US$10,501).

The aggregate maturities of long-term borrowings for each of the five years subsequent to December 31, 2010 are as follows:

December 31
RMB
2011	57,000
2012	19,306
2013	—
2014	—
2015	—
11	Income tax
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

Prior to January 1, 2008, under the then effective tax laws and regulations, subsidiaries that were production-oriented foreign investment enterprises were each entitled to a tax holiday of a two-year 100% exemption followed by a three-year 50% exemption commencing from the first profit-making year after offsetting accumulated tax losses (“2+3 tax holiday”), and subsidiaries located in Special Economic Zones or Economic and Technological Development Zones were subject to a preferential tax rate of 15%.

On March 16, 2007, the National People’s Congress passed the Corporate Income Tax Law of the PRC (“CIT law”), which was effective on January 1, 2008. The statutory income tax rate under the CIT law is 25%.

The CIT law and its relevant regulations provide a five-year transition period for those enterprises which were established before March 16, 2007 and which were entitled to a preferential income tax rate of 15% under the then effective tax laws and regulations, and also grandfather the 2+3 tax holidays until they expire. The transitional tax rates are 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

Under the CIT law and its relevant regulations, entities that qualify as “Advanced and New Technology Enterprises” (“ANTEs”) are entitled to a preferential ANTE income tax rate of 15%.

Based on the above, the Company’s PRC subsidiaries are subject to income tax at 25%, except for the following:

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
•	Simcere Pharmaceutical Co., Ltd. (“Hainan Simcere”) is subject to income tax at 9%, 10%, 11%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

•	Shandong Simcere is subject to income tax at 0%, 10%, 11%, 12% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

•	Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd. (“Nanjing Simcere”) and Tung Chit are subject to income tax at 12.5% from 2008 to 2010, 15% for 2011 and 25% from 2012 onwards.

•	Shanghai Simcere Pharmaceutical Co., Ltd. (“Shanghai Simcere”) is subject to income tax at 18%, 20%, 22%, 24% and 25% for 2008, 2009, 2010, 2011 and 2012 onwards, respectively.

•	Boda is subject to income tax rate at 15% from 2008 to 2010 and 25% from 2011 onwards.

•	Simcere Zhong Ren is subject to income tax at 25% for 2008, 15% for 2009 to 2010 and 25% from 2011 onwards.

•	Jiangsu Yanshen is subject to income tax at 15% for 2009 and 2010 and 25% from 2011 onwards.
The CIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As of December 31, 2010, the Group has not recognized a deferred tax liability of RMB82,088 (US$12,438) for undistributed earnings of RMB820,877 (US$124,375) generated by the PRC subsidiaries for 2008 to 2010 since the Group plans to indefinitely reinvest these earnings in the PRC.

The components of earnings (losses) before income taxes and noncontrolling interests are as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cayman Islands	(30,377)	(49,348)	(34,040)	(5,158)
British Virgin Islands	(1,080)	(6,865)	(18,287)	(2,771)
PRC	459,028	101,979	247,620	37,518

Total	427,571	45,766	195,293	29,589

(a)	Income taxes
Income tax expense (benefit) consists of the following:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
PRC
Current	52,055	38,263	38,362	5,812
Deferred	(2,770)	(21,366)	(27,722)	(4,200)

Total income tax expense	49,285	16,897	10,640	1,612

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(b)	Income tax contingencies
The following table summarizes the movement of unrecognized tax benefits:

	2008	2009	2010
	RMB	RMB	RMB
Balance at January 1	19,928	19,928	19,928
Increase related to current year tax positions	—	—	—

Balance at December 31	19,928	19,928	19,928

Balance at December 31 — US$			3,019

The balance of total unrecognized tax benefits as of each year end, if recognized, would affect the Group’s effective income tax rate. For the years ended December 31, 2008, 2009 and 2010, the Group accrued interest of RMB601, RMB1,032 and RMB1,032 (US$156) respectively, related to unrecognized tax benefits. As of December 31, 2008, 2009 and 2010, total recognized cumulative interest related to unrecognized tax benefit was RMB601, RMB1,633 and RMB2,665 (US$404) respectively. The Group did not recognise any penalty related to unrecognized tax benefit. Management does not expect that the total amount of unrecognized tax benefits as of December 31, 2010 will significantly change over the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries for the tax years beginning from 2000 are open to examination by the PRC state and local tax authorities.
(c)	Reconciliation of expected income tax to actual income tax expense
The actual income tax expense reported in the consolidated statements of income differs from the amounts computed by applying the PRC statutory income tax rate at 25% to earnings before income taxes as a result of the following:

			Year ended December 31,
	Note		2008	2009	2010	2010
			RMB	RMB	RMB	US$
Computed “expected” income tax expense			106,893	11,441	48,823	7,397
Non-deductible expense
Entertainment expense			860	1,587	2,373	360
Research and development			1,509	—	—	—
Share based compensation cost			6,384	5,919	7,775	1,178
Remeasurement loss of previously held equity interest in Jiangsu Yanshen			—	13,878	—	—
Impairment on goodwill			—	13,643	—	—
Deemed income for free samples			640	5,046	7,437	1,127
Non-taxable income			(252)	(4,741)	(2,101)	(318)
Tax rate differential			(23,980)	(20,653)	(24,200)	(3,666)
Effect of tax holiday	(a	)	(56,407)	(23,500)	(29,942)	(4,537)
Non-PRC entities not subject to income tax			1,480	7,153	5,307	804
Change in valuation allowance			13,111	9,148	(6,855)	(1,039)
Tax credit for purchase of domestic equipment			(4,255)	—	—	—
Interest for unrecognized tax benefits			601	1,032	1,032	156
Others			3,850	1,376	991	150
Change in enacted tax rates or tax status			(1,149)	(4,432)	—	—

Actual income tax expense			49,285	16,897	10,640	1,612

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

Notes:

(a)	The effect of tax holiday increased the Group’s net income by RMB56,407, RMB23,500 and RMB29,942 (US$4,537) for the years ended December 31, 2008, 2009 and 2010, respectively. Consequently, the effect of the tax holiday also increased the Group’s basic and diluted earnings per share for such periods as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Increase in earnings per share:
Basic	0.45	0.20	0.28	0.04
Diluted	0.45	0.20	0.27	0.04
(d)	Deferred taxes
The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax asset and liabilities are as follows:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
Deferred tax assets:
Property, plant and equipment	5,366	7,294	1,105
Intangible assets	2,147	3,170	480
Accounts receivable	14,474	10,385	1,573
Inventories	4,927	1,660	252
Tax loss carryforwards	18,427	36,791	5,574
Accruals	40,136	38,147	5,780
Others	1,232	2,860	434

Total gross deferred tax assets	86,709	100,307	15,198
Valuation allowance	(33,629)	(26,774)	(4,057)

Net deferred tax assets	53,080	73,533	11,141
Deferred tax liabilities
Intangible assets and land use right	(94,479)	(87,544)	(13,264)
Property, plant and equipment	(6,050)	(5,716)	(866)

	(100,529)	(93,260)	(14,130)

Net deferred tax liabilities	(47,449)	(19,727)	(2,989)

Classification on consolidated balance sheets
Current (included in other current assets):	31,932	38,424	5,822
Non-current (included in other non-current assets):	13,727	10,660	1,615
Deferred tax liabilities:
Non-current portion	(93,108)	(68,811)	(10,426)
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

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
The increase (decrease) in the valuation allowance during the years ended December 31, 2009 and 2010 were RMB9,148 and (RMB6,855)((US$1,039)), respectively. As of December 31, 2009 and 2010, valuation allowances were provided against the deferred tax assets of Jiangsu Simcere and Sichuan Yirong, which were at cumulative loss positions. The decrease in valuation allowance in 2010 was mainly due to Jiangsu Simcere generated taxable income during 2010 and the expectation to generate further taxable income in 2011.

Management believes it is more likely than not that the Group will realize the benefits of its deferred tax assets, net of the valuation allowance. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Tax loss carryforwards of the Group’s PRC subsidiaries amounted to RMB147,309 (US$22,320) as of December 31, 2010, of which RMB4,306, RMB18,558, RMB9,893,RMB12,590 and RMB101,962 will expire if unused by December 31, 2011, 2012, 2013, 2014 and 2015, respectively.
12	Other current liabilities
Other current liabilities consist of the following:

	December 31,
	2009	2010	2010
	RMB	RMB	US$
Accrued marketing, traveling and conference expenses	82,059	136,709	20,714
Accrued construction costs and payable for acquisition of property, plant and equipment and land use right	54,360	78,791	11,938
VAT payable	50,640	56,117	8,503
Provision for rabies vaccine re-inoculation cost and penalty (note 8(e))	50,300	43,034	6,520
Government grants (note (a))	41,969	58,420	8,852
Payable for acquisitions (note (b))	40,631	56,028	8,489
Security deposits from employees and agents (note (c))	23,345	23,491	3,559
Customer receipts in advance	4,965	4,565	692
Accrued research and development expenses	4,003	4,348	659
Accrued legal and professional fees	2,916	2,089	317
Other accrued liabilities (note (d))	34,918	40,354	6,114
Income taxes payable (note 11)	23,842	28,747	4,356
Dividends payable (note (e))	—	7,846	1,188
Amount due to related party	—	110	16

Total other current liabilities	413,948	540,649	81,917

Notes:

(a)	The amounts represent the deferred portion of conditional and refundable government grants received but not recognized since the conditions are subject to future events.

(b)	As of December 31, 2009, the outstanding balance includes RMB9,830, of unpaid consideration related to the acquisition of 80% of Shandong Simcere which was to be paid upon completion of the trial period of certain quality control procedures in relation to Endu, which are procedural in nature. The amount was fully paid in May 2010. The outstanding balance as of December 31, 2009 and 2010 includes unpaid consideration payable of US$4,511 (RMB30,801) and US$4,511 (RMB29,875) for the acquisition of the additional 15% equity interest in Jiangsu Yanshen. The outstanding balance as of December 31, 2010, also includes unpaid consideration payable of RMB26,153(US$3,963) for the acquisition of the additional 39.19% equity interest in Boda, which is expected to be paid upon the completion of the transfer of buildings, machinery and equipment to the selling shareholder

(c)	The amounts represent refundable cash security deposits received from certain employees and from third party marketing agents.

(d)	Other accrued liabilities relate to accruals for purchase of technology know-how, other taxes, utilities expenses and other miscellaneous expenses.

(e)	The amount represents the dividend declared by Boda in 2010 attributable to the noncontrolling interest of Boda.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
13	Statutory reserves
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
For the years ended December 31, 2008, 2009 and 2010, the Company’s subsidiaries made appropriation to these statutory reserve funds of RMB38,614, RMB31,809 and RMB31,048 (US$4,704), respectively. The accumulated balance of the statutory reserve funds maintained at the Company’s PRC operating subsidiaries as of December 31, 2009 and 2010 were RMB165,740 and RMB196,788 (US$29,816), respectively.
14	Pension and other postretirement benefits
Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. Contributions of RMB7,062, RMB10,181 and RMB15,644 (US$2,370) for the years ended December 31, 2008, 2009 and 2010, respectively, were charged to expense. The Group has no other obligation to make payments in respect of retirement benefits of the employees.
15	Commitments and contingencies
(a)	Operating lease commitments
The Group leases certain laboratories, offices and warehouses under various operating lease arrangements. The rental expense under the operating leases was approximately RMB3,304, RMB2,909 and RMB1,493 (US$226) for the years ended December 31, 2008, 2009 and 2010, respectively. In the normal course of business, leases that expire are renewed or replaced by leases on other properties. As of December 31, 2010, the Group’s future minimum rental payment under non-cancellable operating leases was as follows:

December 31,
2010
RMB
2011	1,362
2012	95
2013	3
2014	3
2015	3
Thereafter	27

Total	1,493

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
(b)	Commitments
As of December 31, 2010, the Group’s capital commitments for construction projects and purchase of machinery and equipment were RMB28,709 (US$4,350).
As of December 31, 2010, the Group had commitments for advertising and research and development projects of RM16,490 (US$2,498) of which are all payable in 2011.
(c)	Depositary receipt facility
During the years ended December 31, 2008, 2009 and 2010, the Company received an incentive payment of RMB1,104, RMB1,092 and RMB1,056 (US$160) respectively, which is recognized as other non-operating income in the consolidated statements of income, from a bank in order to provide that bank with the exclusive right to manage the Company’s American Depositary Receipt (ADR) program. Under the terms of the depositary receipt facility with the bank, the Company has a contingent obligation to compensate the bank in the event the Company terminates the ADR program or the number of ADRs outstanding declines by more than 50%.
(d)	Sales of bills receivable commitments
As of December 31, 2009 and 2010, outstanding bills receivable discounted with third party financial institutions that have not matured for which the Group has a recourse obligation amounted to RMB384,358 and RMB248,385 (US$37,634) respectively. The Group has not historically experienced credit losses with respect to bills receivables sold with recourse. No recourse liability was recognized as of December 31, 2009 and 2010 as the estimated fair value of the recourse obligation was immaterial.
16	Earnings per share
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Numerator for basic and diluted earnings per share:

Net income attributable to Simcere Pharmaceutical Group	350,151	26,428	172,411	26,122

Denominator:

Basic weighted average number of ordinary shares outstanding	124,921,934	115,099,258	108,321,562	108,321,562
Effect of dilutive options and non-vested shares	83,869	1,505,661	3,036,234	3,036,234

Diluted weighted average number of ordinary shares outstanding	125,005,803	116,604,919	111,357,796	111,357,796

Basic earnings per share	2.80	0.23	1.59	0.24

Diluted earnings per share	2.80	0.23	1.55	0.23

The computation of diluted earnings per share for the years ended December 31, 2008, 2009 and 2010 did not assume exercise of 630,000, nil and 978,000 share options, respectively because the exercise prices of the share options were greater than or equal to the average price of the ordinary shares during the year, and therefore their inclusion would have been anti-dilutive.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
17	Revenue
Revenue by product category is summarized as follows:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Anti-stroke medication	651,164	745,469	800,979	121,360
Antibiotics	395,721	389,478	435,797	66,030
Anti-cancer	322,862	302,710	417,199	63,212
Anti-inflammatory drugs	147,765	151,396	219,550	33,265
Vaccine	—	56,785	62,947	9,537
Other medicines	223,631	211,233	204,626	31,005

Total revenue	1,741,143	1,857,071	2,141,098	324,409

18	Share-based compensation
(a)	2006 Share Incentive Plan
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
Share options
The following is a summary of share options granted during the years ended December 31, 2008, 2009 and 2010 under the 2006 Share Incentive Plan.

	Year ended December 31,
	2008		2009	2010
Total number of share options granted		500,000	—		978,000
Weighted average exercise price per share (US$/share)	US$	6.093	—	US$	4.545
Weighted average vesting period (in years)		4.82	—		5.00
Weighted average contractual life (in years)		5.82	—		6.00
Management has determined, based on the Black-Scholes option pricing model, that the weighted average grant-date fair value per option was approximately RMB23.27 (US$3.41),and RMB 15.51 (US$2.35) or an aggregate of RMB11,637 and RMB15,169 for the years ended December 31, 2008,and 2010, respectively.
The weight average assumptions used in determining the fair value of the share options granted during the years ended December 31, 2008, 2009 and 2010 are provided as follows:

	Year ended December 31,
	2008	2009	2010
Valuation assumptions
Expected term (in years)	5.19-5.35	—	5.5
Expected volatility	59%-74%	—	64.73%
Expected dividend	0%	—	0%
Risk-free rate	1.54%-3.69%	—	0.75%-1.41%

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
The expected volatility of share options is estimated based on the Company’s historical share price using the expected life of the grant. The risk free rate is based on the yield of US Treasury bond rate.
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
A summary of stock option activity is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	term	value
		US$	Years	US$
Balance as of January 1, 2008	10,997,800	4.44
Granted	500,000	6.09
Exercised	(198,000)	4.20
Forfeited	(1,361,800)	5.91

Balance as of December 31, 2008	9,938,000	4.33
Forfeited	(135,600)	4.22
Cancelled	(9,802,400)	4.33

Balance as of December 31, 2009	—	—

Granted	978,000	4.55

Balance as of December 31, 2010	978,000	4.55	4.67	1,134

Exercisable as of December 31, 2010	978,000	4.55	4.67	1,134

The total fair value of share options vested during the years ended December 31, 2008 and 2009 was RMB50,524 and RMB1,993, respectively. No share option was vested during the year ended December 31, 2010. The total intrinsic values of options exercised during the years ended December 31, 2008, and 2010 were RMB3,331, and RMB nil. No share options were exercised during the year ended December 31, 2009.
As of December 31, 2010, there was RMB10,699 (US$1,621) of total unrecognized compensation cost related to share options that is expected to be recognized on a straight line basis over a weighted average period of 4.67 years.
Non-vested shares
On April 15, 2009, the Compensation Committee of the Company approved a share option exchange program that offered the directors, employees and consultants the right to exchange vested and unvested outstanding share options to purchase ordinary shares of the Company under the 2006 Share Incentive Plan for the Company’s non-vested shares. Non-vested shares are subject to restrictions on their sale or transfer by the holder. Under the share option exchange program, the replacement non-vested shares vest on the same term as the original grants made under 2006 Share Incentive Plan. Upon exercise of non-vested shares, the holders of non-vested shares are required to pay the par value at US$0.01 (RMB0.07) per share.
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

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
During the years ended December 31, 2009 and 2010, 240,000 and 870,000 non-vested shares were granted, respectively, under the 2006 Share Incentive Plan with contracted terms ranging from 3 to 5 years.
During the years ended December 31, 2009 and 2010, 467,780 and 518,322 non-vested shares were exercised, respectively.
A summary of non-vested shares activity is as follows:

	Number of	Weighted
	non-vested	average grant-
	shares	date fair value
		US$
Balance as of January 1, 2009	—	—
Replacement awards granted on May 7, 2009	2,916,028	3.38
Granted	240,000	3.91
Vested	(885,656)	3.38
Forfeited	(213,542)	3.38

Balance as of December 31, 2009	2,056,830	3.44
Granted	870,000	4.48
Vested	(993,068)	3.47
Forfeited	(13,336)	3.38

Balance as of December 31, 2010	1,920,426	3.90

The total fair value of non-vested shares vested during the years ended December 31, 2009 and 2010 was RMB22,493 and RMB33,759 (US$5,115).
As of December 31, 2010, there was RMB40,511 (US$6,138) of total unrecognized compensation cost related to non-vested shares that is expected to be recognized on a straight-line basis over a weighted average period of 2.14 years.
Share-based compensation cost is included in the following captions:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Research and development expenses	1,512	1,772	3,599	545
Sales, marketing and distribution expenses	2,665	2,058	3,810	577
General and administrative expenses	21,359	19,847	23,690	3,590

Total share-based compensation	25,536	23,677	31,099	4,712

(b)	2008 Share Incentive Plan
On July 31, 2008, the Company adopted a new Share Incentive Plan (the “2008 Share Incentive Plan”) that allows the board of directors to grant options, share appreciation rights and other share-based awards such as non-vested shares to directors, employees and consultants of the Group to purchase up to an aggregate of 6,250,000 ordinary shares upon exercise of awards granted under the 2008 Share Incentive Plan. No share-based awards were granted under the 2008 Share Incentive Plan in the years ended December 31, 2008, 2009 and 2010.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
19	Share repurchases
On November 4, 2008, the board of directors of the Company approved a share repurchase program that allows the Company to purchase up to US$50,000 of its issued and outstanding ADSs. On November 18, 2009, the board of directors of the Company approved a new share repurchase program that allows the Company to purchase up to US$50,000 of its issued and outstanding ADSs.
In 2008, the Company repurchased and cancelled 1.5 million ADSs at an average per share price of US$3.31 (RMB22.59) for a total cost of US$9,961 (RMB67,959), including US$105 (RMB716) of handling charges. In 2009, the Company repurchased and cancelled an aggregate of 6.1 million ADSs at an average per share price of US$3.54 (RMB24.19) for a total cost of US$43,594 (RMB297,567), including US$497 (RMB3,392) handling charges. In 2010, the Company repurchased and cancelled an aggregate of 2.1 million ADSs at an average per share price of US$4.37 (RMB28.84) for a total cost of US$18,831 (RMB124,285), including US$178 (RMB1,175) handling charges.
20	Related party transactions
For the years presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Purchase of packaging and raw materials from related parties (note (a))	109	364	23	3
Purchase of products from a related party (note (b))	—	2,108	—	—
Sales of products to related parties (note (c))	6,775	4,596	6,158	933
Professional fee paid to a related party (note (d))	—	2,000	—	—
Interest income from loan due to a related party (note (e))	1,108	1,192	1,274	193
Interest income from advances to an affiliated company (note (f))	—	908	1,485	225
Advance to an affiliated company (note (f))	—	19,500	12,600	1,909

	December 31,
	2009	2010	2010
	RMB	RMB	US$
Due from related parties:
Current portion	3,989	1,272	193
Non-current portion	22,300	23,574	3,572

Due from related parties (note (e))	26,289	24,846	3,765

Advances to an affiliated company (note (f))	19,762	33,833	5,126

Due to related parties	—	110	17

Notes:

(a)	The Company purchased packaging and raw materials from companies in which a major shareholder of the Company has an equity interest.

(b)	The Company purchased pharmaceutical products from a company in which a noncontrolling shareholder of a subsidiary has an equity interest.

(c)	The Company sold pharmaceutical products to the companies in which a major shareholder has an equity interest.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)

(d)	The Company paid professional service fee to an entity for corporate consultancy service. The Group and this entity have common directors.

(e)	The non-current portion of amounts due from related parties represented a RMB21,600 secured loan. The loan was provided to a noncontrolling shareholder of a subsidiary with a principal of RMB20,000 on June 30, 2008. The loan together with the accumulated interest of RMB1,600 was renewed on July 1, 2009 for 1 year. On July 1, 2010, the loan was renewed for another 1 year and repayable on June 30, 2011. The secured loan bears a floating interest rate equal to RMB benchmark lending rates of financial institutions multiplied by 110% and is secured by noncontrolling shareholder’s entire equity interest in the subsidiary. The secured loan was classified as non-current as of December 31, 2009 and 2010 because management expects the loan to be renewed and extended beyond 12 months from the balance sheet date.

The remaining balance of the non-current portion of amount due from related parties as of December 31,2009 and 2010 represented the accrued loan interest. The accrued interest was classified as non-current as of December 31, 2009 and 2010 due to the same basis as the secured loan mentioned above.

The current portion of amounts due from related parties related to transactions described in note (c) above as of December 31, 2009 and 2010 were RMB2,873 and RMB 140 (US$21), respectively. These amounts were interest-free, unsecured and repayable on demand. The current portion as of December 31, 2009 and 2010 also included an advance payment of RMB1,116 and RMB1,132 (US$172) to a related party and the amount is interest-free, unsecured and repayable on demand.

(f)	The amounts included a RMB19,500 loan in 2009 and an additional loan of RMB 12,600(US$1,909) in 2010 made by the Company to its affiliated company and the related accrued interest of RMB262 as of December 31, 2009 and RMB1,733 (US$263) as of December 31, 2010, respectively. The loan has a one-year term, bears a fixed interest rate at 5.31% per annum and is guaranteed by a shareholder of the affiliated company.
21	Collaborative arrangements
On December 12, 2008, the Group entered into an agreement to collaborate on the co-development and production of humanized antibody therapeutics for tumors with Epitomics, Inc., a provider of humanized rabbit monoclonal antibodies for therapeutic use. Under the agreement, the Group and Epitomics, Inc. will collaborate on pre-clinical and clinical trials, product manufacturing, and product distribution in the international markets. The Group will have the exclusive production and distribution rights in China. The Group agreed to pay a total funding of up to US$5,000 (RMB33,000) of which US$1,000 (RMB6,826) was paid in 2009 to acquire the license rights of in-process R&D materials in China. The remaining US$4,000 (RMB26,400) will be paid at various dates upon the achievement of certain milestones as set forth under the agreement.
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
Prior to the drug entering Phase I clinical trial in the United States or Europe, the Group will receive 40% of the income derived from the sale, transfer, assignment, license and/or disposition of the drug outside China. After the drug enters Phase I clinical trial in the United States or Europe, the Group will receive 50% of the income derived from the sale, transfer, assignment, license and/or disposition of the drug outside China. However, this is subject to a condition that the Group is required to share 50% of the related development costs, as defined in the agreement, incurred outside China. Also, the Group will enjoy 50% of the profit arising from the sales of the drug outside China.
As at December 31, 2010, the subject pharmaceutical was still undergoing development and has not reached the stage of commercialization in China or outside of China, and therefore no revenue or profits have been generated from this project. There was also no significant related development costs incurred outside of China during 2010.

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
22      Fair value measurements
Management used the following methods and assumptions to estimate the fair value of financial instruments as December 31, 2009 and 2010:
•	Short-term financial instruments (cash equivalents, pledged bank deposits, trade accounts receivable, bills receivable and other receivables, amounts due from related parties, short-term borrowings, trade accounts payable, amounts due to related parties, and other payables and accrued liabilities) — their carrying amounts approximated their respective fair values because of the short maturity period.

•	Long-term loans and long-term loan receivable — their fair values are based on the amount of future cash flows associated with these instruments discounted at the borrowing and lending rates currently available for similar instruments of comparable terms. Their carrying values of the long-term loans and long-term receivable approximated their fair values as all these instruments carry variable interest rates which approximated rates currently offered by the Group’s financial institutions for similar instruments of comparable maturities.

•	The fair value of goodwill is determined by estimating the expected present value of future cash flows without reference to observable market transactions.
23	Simcere Pharmaceutical Group (parent company)
Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.
For the year ended December 31, 2008, 2009 and 2010, RMB133,931, RMB165,740 and RMB196,788 (US$29,816) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s PRC subsidiaries.
As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of registered capital and statutory reserves that amounted to RMB1,056,831(US$160,126) and RMB1,015,783 as of December 31, 2010 and December 31, 2009.
The following presents condensed unconsolidated financial information of the parent company only.
Condensed Balance Sheets

	December 31
	2009	2010	2010
	RMB	RMB	US$
Cash	19,917	14,063	2,131
Due from subsidiaries	764,709	621,521	94,170
Other current assets	2,949	1,885	286
Investment in unconsolidated subsidiaries	1,219,970	1,266,876	191,950

Total assets	2,007,545	1,904,345	288,537

Due to subsidiaries	24,515	24,094	3,651
Other current liability	806	1,579	239
Total shareholders’ equity	1,982,224	1,878,672	284,647

Total liabilities and equity	2,007,545	1,904,345	288,537

Simcere Pharmaceutical Group and Subsidiaries
Notes to Consolidated Financial Statements
(Amounts expressed in thousands, except share data)
Condensed Statements of operations

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Equity in earnings of unconsolidated subsidiaries	380,529	53,947	206,451	31,280
Operating expense	(30,659)	(28,619)	(34,797)	(5,272)
Interest income	58	18	1	—
Foreign currency exchange loss, net	(880)	(9)	(327)	(50)
Other income	1,103	1,091	1,083	164

Earnings before income taxes	350,151	26,428	172,411	26,122
Income taxes	—	—	—	—

Net income	350,151	26,428	172,411	26,122

Condensed Statements of Cash Flows (continued)

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Net cash used in operating activities	(3,453)	(6,345)	(786)	(119)
Net cash provided by (used in) financing activities	33,958	(10,688)	(4,582)	(694)
Effect of exchange rate changes on cash and cash equivalents	(367)	(41)	(486)	(74)

Net increase (decrease ) in cash and cash equivalent	30,138	(17,074)	(5,854)	(887)
Cash and cash equivalents at the beginning of the year	6,853	36,991	19,917	3,018

Cash and cash equivalents at the end of the year	36,991	19,917	14,063	2,131