Form 20-F
period 2011-12-31
Simcere Pharmaceutical Group
filed 2012-04-25
CIK 1384360

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-33398

Simcere Pharmaceutical Group
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 699-18 Xuan Wu Avenue Xuan Wu District, Nanjing Jiangsu Province 210042 People’s Republic of China
(Address of principal executive offices)

Yushan Wan

Acting Chief Financial Officer

No. 699-18 Xuan Wu Avenue

Xuan Wu District, Nanjing

Jiangsu Province 210042

People’s Republic of China

Tel: (86) 25 8556 6666 x 8818

Fax: (86) 25 8547 7666

E-mail: wanyushan@simcere.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing two ordinary shares, par value $0.01 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

105,740,648 ordinary shares, par value $0.01 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011.

We and certain selling shareholders of our company completed the initial public offering of 15,625,000 ADSs, each representing two ordinary shares, in April 2007.  On April 20, 2007, we listed our ADSs on the New York Stock Exchange under the symbol “SCR.”

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.             Selected Financial Data

The selected data presented below under the captions “Selected Consolidated Statement of Income data” (other than ADS data), “Other Consolidated Financial Data” and “Selected Consolidated Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2011, are derived from our consolidated financial statements and related notes thereto. Our consolidated financial statements as of December 31, 2010 and 2011 and for each of the years in the three-year period ended December 31, 2011, which have been audited by an independent registered public accounting firm, and their report thereon, is included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future period.

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands, except share and ADS data)
Selected Consolidated Statement of Income Data
Revenue	1,368,748	1,741,143	1,857,071	2,141,098	2,040,547	324,210
Gross profit	1,127,667	1,420,261	1,536,126	1,799,311	1,712,388	272,071
Operating expenses (other than impairment loss on goodwill)	(863,805)	(1,063,282)	(1,357,518)	(1,581,393)	(1,618,840)	(257,208)
Other operating income(1)	—	—	—	—	50,000	7,944
Impairment loss on goodwill	—	—	(76,398)	—	—	—
Income from operations	263,862	356,979	102,210	217,918	143,548	22,807
Foreign currency exchange gains, net	24,670	39,879	382	5,511	7,732	1,228
Other income(2)	20,526	1,104	2,971	2,286	15,036	2,389
Equity in losses of equity method affiliated companies	—	—	(56,532)	(14,716)	(12,192)	(1,937)

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands, except share and ADS data)
Net income attributable to Simcere
Pharmaceutical Group(3)	301,261	350,151	26,428	172,411	178,389	28,343
Earnings per share — basic	2.56	2.80	0.23	1.59	1.63	0.26
Earnings per share — diluted	2.48	2.80	0.23	1.55	1.61	0.26
Earnings per ADS — basic	5.13	5.61	0.46	3.18	3.25	0.52
Earnings per ADS — diluted	4.95	5.60	0.45	3.10	3.23	0.51
Basic weighted average number of shares	117,534,566	124,921,934	115,099,258	108,321,562	109,738,705	109,738,705
Diluted weighted average number of shares	121,667,507	125,005,803	116,604,919	111,357,796	110,525,257	110,525,257

(1)              We reached a settlement agreement with certain former shareholders of Jiangsu Quanyi in 2011 in respect of our acquisition of a 37.5% equity interest in Jiangsu Quanyi in 2009. Pursuant to the settlement agreement, we received total cash compensation of RMB50.0 million ($7.9 million) in 2011, which was recognized as other operating income.

(2)          In 2007, 2008, 2009, 2010 and 2011, other income included the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering and tax refund granted by local governments.

(3)  Certain of our PRC operating subsidiaries were entitled to a tax holiday. The effect of the tax holiday increased our net income for 2007, 2008, 2009, 2010 and 2011 by RMB63.5 million, RMB56.4 million, RMB23.5 million, RMB29.9 million and RMB7.0 million ($1.1 million) respectively, or RMB0.54, RMB0.45, RMB0.20, RMB0.28 and RMB0.06 ($0.01) on the basic per share basis, respectively.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in percentages)
Other Consolidated Financial Data
Gross margin(1)	82.4	81.6	82.7	84.0	83.9
Operating margin(1)	19.3	20.5	5.5	10.1	7.0
Net margin(1)	22.0	20.1	1.4	8.1	8.7

(1)  Gross margin, operating margin and net margin represent gross profit, operating profit and net income attributable to our company divided by revenue, respectively.

	As of December 31,
	2007	2008	2009	2010	2011	2011
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	497,352	812,814	442,488	273,583	209,850	33,342
Held-to-maturity investment securities	470,000	—	—	—	—	—
Accounts and bills receivables, net	488,374	748,997	704,321	884,738	1,276,872	202,875
Inventories	65,241	95,948	106,655	89,732	126,708	20,132
Total current assets	1,557,153	1,707,759	1,371,864	1,388,487	1,847,333	293,512
Property, plant and equipment, net	374,058	463,059	744,713	836,291	900,746	143,114
Goodwill and intangible assets, net	412,717	453,455	695,267	658,139	648,408	103,021
Total assets	2,472,208	2,778,222	3,137,902	3,218,252	3,734,117	593,291

Accounts and bills payables	23,711	25,219	152,249	49,638	80,570	12,801
Short-term borrowings and current portion of long-term borrowings	29,000	6,000	76,000	360,000	816,150	129,673
Total current liabilities	342,637	335,013	692,865	1,005,846	1,462,547	232,375
Long-term borrowings, excluding current portion	52,000	62,000	122,685	19,306	—	—
Total shareholders’ equity	1,995,953	2,301,322	2,207,683	2,054,243	2,193,697	348,543

Exchange Rate Information

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate as set forth in the H.10 weekly statistical release of the U.S. Federal Reserve Board, on December 30, 2011, which was RMB6.2939 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 13, 2012, the exchange rate, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, was RMB6.3022  to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RMB per U.S. Dollar Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per $1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2011
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3172	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 13, 2012)	6.3022	6.3048	6.3123	6.2975

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

We entered into agreements on May 22, 2009, October 24, 2009 and November 24, 2009 to obtain a controlling stake in Jiangsu Yanshen Biological Technology Stock Co., Ltd., which since

March 24, 2011 has been renamed to Jiangsu Quanyi Biological Technology Stock Co., Ltd., or Jiangsu Quanyi. After we entered into the share purchase agreements in October and November 2009 to acquire 15% of the equity interest in Jiangsu Quanyi, but prior to the full completion of the transaction, we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine. On December 3, 2009, the PRC State Food and Drug Administration, or SFDA, issued a public notice announcing the initiation of a comprehensive investigation into quality issues regarding human-use rabies vaccine manufactured by two companies including Jiangsu Quanyi, and ordered Jiangsu Quanyi to halt marketing and production of all products including its human-use rabies vaccine. In April 2010, the Changzhou Food and Drug Administration found that the four batches of human-use rabies vaccine, which were manufactured by Jiangsu Quanyi and released into the market between July and October 2008, had an insufficient amount of active compounds. It was found that prior to our acquisition of Jiangsu Quanyi, illegal activities were conducted at Jiangsu Quanyi, whereby inadequate quality control processes were in place, and there was misrepresentation and avoidance of regulatory inspections, which caused substandard vaccines to be released into the market. On April 27, 2010, the SFDA revoked two new medicine certificates held by Jiangsu Quanyi for its rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell). The Good Manufacturing Practice, or GMP, certificate for its manufacture of human-use rabies vaccine has also been revoked, and the GMP certificate for its manufacture of influenza vaccine expired on February 2, 2010. On May 15, 2010, Jiangsu Quanyi received a notification from the Changzhou Food and Drug Administration, which assessed a fine of RMB25.6 million, consisting of penalties and confiscable revenues from past sales of substandard human-use rabies vaccine, against Jiangsu Quanyi. The notification also stated that Jiangsu Quanyi must bear the cost of patient re-vaccinations of approximately RMB23.0 million. In addition, the People’s Court of Tianning District, Changzhou imposed a fine of RMB1.6 million on Jiangsu Quanyi for its past sales of substandard human-use rabies vaccine. On January 24, 2011, the final judgment issued by the Intermediate People’s Court of Changzhou imposed an additional penalty of RMB3.0 million on Jiangsu Quanyi. During the year ended December 31, 2010, RMB10.2 million of the penalty was paid. During the year ended December 31, 2011, RMB10.0 million ($1.6 million) of penalty and RMB13.5 million ($2.1 million) of cost of patient re-vaccinations were paid. As of December 31, 2011, RMB10.0 million ($1.6 million) of penalty and RMB9.5 million ($1.5 million) of cost of patient re-vaccinations remained unpaid. Subsequent to December 31, 2011, RMB10.0 million ($1.6 million) of penalty was paid.

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

We entered into agreements in October and November 2009 to acquire Jiangsu Quanyi through the acquisition of the entire equity interest in ChinaVax, a Cayman Islands company that, as its sole business, held a 15.0% stake in Jiangsu Quanyi for cash consideration. As we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine, a portion of the consideration has not been paid as of the date of this annual report. In October 2010, the selling shareholders of ChinaVax filed a claim against us for the amount of consideration we have withheld, or RMB28.4 million, and the interest accrued on the withheld amount at the annual rate of 5.0% from February 4, 2010 to the date when the withheld consideration has been fully paid. As of

December 31, 2011, the consideration withheld of RMB28.4 million ($4.5 million) was included in other current liabilities. In March 2012, we reached a settlement agreement with the selling shareholders and former directors of ChinaVax, and we agreed to pay RMB12.8 million ($2.0 million) of the remaining consideration payable of RMB28.4 million ($4.5 million) to the selling shareholders of ChinaVax. The reduction of the consideration payable of RMB 15.6 million ($2.5 million) was recognized as other operating income in the first quarter of 2012. In addition, subsequent to our discovery of the quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine, we initiated an arbitration proceeding against former shareholders of Jiangsu Quanyi to seek damages for RMB113.9 million for misrepresentation in connection with their sales of equity interests in Jiangsu Quanyi. Furthermore, Jiangsu Quanyi also initiated legal proceedings through its board of supervisors against certain former directors and their affiliates to seek damages. In June 2011, we reached a settlement agreement with the former shareholders and former directors of Jiangsu Quanyi, under which the former shareholders of Jiangsu Quanyi paid us total cash compensation of RMB50.0 million ($7.9 million) in 2011.

In August 2011, Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd. (“Shandong Simcere”) filed lawsuits in Beijing against Protgen Ltd. (“Protgen”), a biotech company with operations in Beijing, and its major shareholder, Mr. Yongzhang Luo, claiming ownership of several patents and patent applications relating to a method of prolonging the half-life of recombinant human endostatin and seeking damages. Mr. Luo acted as the vice chairman of the board, general manager, and chief science officer of Shandong Simcere.

In December 2011, certain batches of azithromycin granules produced by Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd., or Nanjing Simcere, were found to have failed to comply with applicable standards for pharmaceuticals. As a result, our income from selling such batches of azithromycin granules of RMB0.2 million was confiscated and an additional penalty of RMB0.2 million was also imposed on us.  Litigation, arbitration, and other legal proceedings can be expensive, lengthy, disruptive to normal business operations and harmful to our reputation and may require extensive management attention and resources, regardless of their merit. Moreover, we cannot predict the results of such proceedings, and an unfavorable outcome of a lawsuit or proceeding could materially and adversely affect our reputation, business, financial condition, results of operations and prospects.

In addition, we may also become involved in product liability litigation as the development and commercialization of vaccine and other pharmaceutical products entail an inherent risk of harm to patients. If a product liability claim is brought against us, it may, regardless of merit or eventual outcome, result in damage to our reputation, breach of contract with our customers, decreased demand for our products, costly litigation, product recalls, loss of revenues, and the inability to commercialize new products. Our lack of sufficient liability, disruption or other kind of insurance may exacerbate such risks.

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

Most of our products are branded generic pharmaceuticals and are not protected by patents. As a result, other pharmaceutical companies may sell equivalent products at a lower price, and this might result in a commensurate loss in sales of our branded generic products. Certain of our generic products are subject to a protection or monitoring period. During such period, the SFDA will not accept applications for new medicine certificates for the same product by other pharmaceutical companies or approve the production or import of the same product by other pharmaceutical companies. Once such protection or monitoring periods expire, other manufacturers may obtain relevant production approvals and will be entitled to sell generic pharmaceutical products with similar formulae or production methods in China. The maximum monitoring period currently granted by the SFDA is five years. The maximum protection period granted by the SFDA was eight years prior to April 1999, but was later increased to 12 years. As of March 31, 2012, our product Zaichang was under a monitoring period which is to expire on March 13, 2013 and our product Anxin was under a monitoring period which is to expire on May 3, 2012. Our new product Iremod was under a monitoring period which is to expire on August 14, 2016 and Lowvo was under a monitoring period which is to expire on May 3, 2012. If other pharmaceutical companies sell pharmaceutical products that are similar to our unprotected products or our protected products for which the relevant monitoring period has expired, we may face additional competition and our business and profitability may be adversely affected.

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

We sell substantially all of our products (except our vaccines) exclusively to pharmaceutical distributors in China and depend on distributors for a substantial portion of our revenues. We have business relationships directly or indirectly with approximately 1,106 pharmaceutical distributors in China. In each of 2009, 2010 and 2011, no single distributor accounted for, on an individual basis, 10.0% or more of our revenues, and during the same periods, sales to our five largest distributors accounted in aggregate for approximately 14.0%, 17.6% and 17.2% respectively, of our revenues. In line with industry practices in China, we typically enter into written distribution agreements with our distributors for one-year terms that are generally renewed annually. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, some of our distributors may sell products that compete with our products. We compete for desired distributors with other pharmaceutical manufacturers, many of which may have higher visibility, greater name recognition and financial resources, and broader product selection than we do. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.

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

Eligible participants in the national basic medical insurance program in China are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the Essential Drug List and Reimbursement List. See “Item 4. Information on the Company—B. Business Overview—Regulation —Reimbursement Under the National Medical Insurance Program.” As of March 31, 2012, 36 of our 47 principal products were included in the Essential Drug List and Reimbursement List. Inclusion of a medicine in the Essential Drug List and Reimbursement List can substantially improve the sales of the medicine. The Ministry of Human Sources and Social Security in China, or the Ministry of Human Resources, together with other government authorities from time to time, selects medicines to be included in the Essential Drug List and Reimbursement List based on factors including treatment requirements, frequency of use, effectiveness and price. The Ministry of Human Resources also periodically adjusts medicines from such catalogs. There can be no assurance that our existing products will continue to be included in the Essential Drug List and Reimbursement List. The removal or exclusion of our products from the Essential Drug List and Reimbursement List may adversely affect our sales. In addition, there is significant uncertainty related to the coverage and reimbursement of newly approved pharmaceutical products. The commercial success of our potential products is substantially dependent on whether the tender is successful or not. Our failure to obtain inclusion of our potential products to the Essential Drug List and Reimbursement List may adversely affect the future sales of those products.

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

We had six products that individually contributed over RMB100.0 million ($15.9 million) to our revenues in 2011, which were Bicun, Zailin, Endu, Yingtaiqing, Sinofuan and Yidasheng. Sales of these products accounted in aggregate for 77.9% of our revenues in 2011. We expect sales of these limited products to comprise a substantial portion of our revenues in the future. Accordingly, any factors adversely affecting the sales of any of these products will have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2011, our net intangible assets including in-process research and development (“IPR&D”) amounted to RMB338.5 million ($53.8 million), representing 9.1% of our total assets, and goodwill amounted to RMB309.9 million ($49.2 million), representing 8.3% of our total assets. Our intangible assets primarily consisted of customer relationships, developed technologies, product trademarks and IPR&D that we acquired in connection with our acquisition of 90.0% of the equity interest in Shandong Simcere in 2006 and 2007, a 51.0% equity interest in Jilin Boda Pharmaceutical Co., Ltd., or Jilin Boda, in 2007, an 85.7% equity interest in Nanjing Tung Chit Pharmaceutical Company Limited, or Nanjing Tung Chit, in 2007, a 70.0% equity interest in Wuhu Simcere Zhong Ren Pharmaceutical Co., Ltd., or Simcere Zhong Ren, in 2008, and 52.5% equity interest in Jiangsu Quanyi in 2009. Developed technology represents the right to use, manufacture, market and sell the acquired products as well as their related invention patents in the PRC or the United States, as the case may be, while trademarks represent the right by the trademark registrant to use the registered trademark and to protect products from infringement. We estimated the fair value of the customer relationships, developed technologies, trademarks and IPR&D of the acquired products using their respective present values of projected cash flows based on assumptions with respect to the growth rate of our revenues from sales, the earnings before interest and tax margin derived from sales, the discount rate selected to measure the risks inherent in future cash flows and our assessment of the product life cycle. We also took into consideration the competitive trends that may affect these products’ sales, including consideration of any technical, legal, regulatory, and economic barriers to entry. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Long-Lived Assets and Goodwill.” We determined the useful life of the developed technology of an acquired product by considering the remaining protection period of such product’s patent in China and the expected competitive trend in the PRC market. As of December 31, 2011, we performed goodwill impairment analysis of our two reporting units, a pharmaceutical reporting unit and a vaccine reporting unit. Based on this analysis, no impairment loss was recognized in 2011. See “Item 5. Operating and Financial Review and Prospects—Acquisitions.”

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

As of the date of this annual report, we had a number of shareholders other than public shareholders holding our ordinary shares in the form of ADSs, including New Good Management Limited, a company beneficially owned by 8 individuals, including certain of our senior management, and controlled by Mr. Jinsheng Ren, our founder, chief executive officer and chairman of our board of directors; Assure Ahead Investments Limited, an investment vehicle owned and controlled by a group of financial investors; and King View Development International Limited, an investment vehicle owned and controlled by Trustbridge Partners, a private equity fund. As of April 18, 2012, New Good Management Limited owned approximately 35.7% of our outstanding share capital, and Assure Ahead Investments Limited, King View Development International Limited and Fosun Industrial Co., Ltd. owned 17.0% 11.2% and 7.6% of our outstanding share capital, respectively. As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

We rely on third parties to provide raw materials and any quality defect may have an adverse impact on our products, our business and results of operations.

We source raw materials such as capsules, as well as packaging materials, from various independent suppliers in China. Our principal packaging materials include glass ampules for injection pharmaceuticals, plastic bottles for capsule and tablet pharmaceuticals, and external packaging and printed instructions for all of our pharmaceuticals. The principal raw materials used for our vaccine products are egg embryos, which were supplied by two domestic manufacturers.  Although we have internal quality control system to control the quality of purchased raw materials, we may not be able to identify all quality defects.  If any quality defect of the raw materials that we purchase happens, our products, our business and results of operations will be adversely affected.

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

We adopted a share incentive plan on November 13, 2006. We issued 10,000,000, 1,045,000, 400,000, 100,000 and 978,000 share options under our 2006 share incentive plan on November 15, 2006, March 29, 2007, May 5, 2008, December 24, 2008 and September 1, 2010, respectively. On July 31, 2008, our shareholders approved our 2008 share incentive plan under which we are authorized to issue up to 6,250,000 ordinary shares upon exercise of awards granted thereunder. As of March 31, 2012, no award was issued under our 2008 share incentive plan.  On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible employees and directors the right to exchange vested and unvested outstanding share options to purchase our ordinary shares under the 2006 Share Incentive Plan for restricted shares (which are referred to in the notes related to the consolidated financial statements included elsewhere in this annual report on Form 20-F as “nonvested shares” per FASB ASC, Compensation—Stock Compensation ). The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that were validly tendered in the exchange offer. The exchange of the share option awards for restricted shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. The replacement restricted shares were granted on May 7, 2009. The effect of this award modification on share-based compensation expense over the remaining requisite service period was insignificant.

On October 14, 2009 and December 4, 2009, we issued 200,000 restricted shares and 40,000 restricted shares, respectively, to our officers and key employees under our 2006 share incentive plan. In 2010, we issued 870,000 restricted shares in aggregate to our officers and key employees under our 2006 share incentive plan, including 480,000 restricted shares issued on March 9, 2010 to our independent directors and president. In 2011, we issued 364,000 restricted shares to our officers and key employees under our 2006 share incentive plan.

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

We believe that we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2011, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. For this purpose, the value of our assets may be determined in large part by the market price of our ADSs, which is likely to fluctuate. If we are treated as a PFIC for any taxable year during which U.S. holders hold ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holders. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may be located in the Peoples’ Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards.  Our operations are principally conducted in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the U.S. Securities and Exchange Commission is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to audits outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Many of our existing and potential competitors may have greater financial, technical, manufacturing and other resources than we do. In addition, certain competitors which were established by multinational pharmaceutical companies have more extensive research and development and technical capabilities than we do. Furthermore, China’s industry reforms aimed to meet the World Trade Organization, or the WTO, requirements may foster increased competition from multinational pharmaceutical companies. Such competitors may also have greater brand name recognition, more established distribution networks, larger customer bases or more extensive knowledge of our target markets. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. In addition, certain of our competitors may adopt low-margin sales strategies and compete against us based on lower prices. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

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

Certain of our pharmaceutical products, primarily those included in the Essential Drug List and Reimbursement List, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information on the Company—B. Business Overview—Regulation—Price Controls.” In addition, the maximum retail prices of products that are included in the Essential Drug List and Reimbursement List are also subject to periodic downward adjustments as the PRC government authorities aim to make pharmaceuticals more affordable to the general public. However, PRC government authorities impose no control over the prices at which pharmaceutical manufacturers sell their products to their distributors. Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 28 times. The latest price reductions occurred on March 2, 2011 and September 1, 2011. The retail price ceilings of our major products Yingtaiqing, Anqi and Zailin, were adjusted downward, but will not significantly affect the actual sales price. In the long term, the prices at which pharmaceutical manufacturers in China sell their products to distributors, including the prices of our products, will be affected by the relevant fixed retail prices or retail price ceilings. Government price controls, especially downward price adjustments, may have an adverse effect on our revenues and profitability.

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

We have obtained permits and licenses and GMP certifications required for the manufacture of our pharmaceutical products. In addition, we have obtained permits, licenses and Good Supply Practice, or GSP, certifications for the distribution of our products. Each of these permits and licenses held by us is valid for five years and subject to periodic renewal and/or reassessment by the relevant PRC government authorities and the standards of compliance required in relation thereto may from time to time be subject to changes. For example, our current pharmaceutical manufacturing permits for each of Simcere Pharmaceutical Co., Ltd., or Hainan Simcere, Nanjing Simcere, Shandong Simcere, Jilin Boda, and Simcere Zhong Ren, will all expire on December 31, 2015. The 20 GMP certificates for our five manufacturing facilities will expire between May, 2013 and September 2016. In, 2011, our branded generic anti-diarrheal pharmaceutical Biqi passed the EU-GMP inspection and received EU-GMP certification from the Finnish Medicines Agency.  We also have two GSP certificates held by two of our distribution subsidiaries which will expire in July and November 2013, respectively.

At the time we acquired Jiangsu Quanyi , its core products included an influenza vaccine and a human-use rabies vaccine (vero cell). Jiangsu Quanyi had also received a new medicine certificate from the SFDA for its freeze-dried human rabies vaccine (vero cell) and had completed clinical trials of its purified hepatitis A inactivated vaccine (vero cell) while SFDA approval for its purified hepatitis A inactivated vaccine (vero cell) and GMP certification for the associated new manufacturing facility were pending. However, since the discovery of the substandard vaccine manufactured by Jiangsu Quanyi prior to our acquisition, the two new medicine certificates held by Jiangsu Quanyi for its rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell) have been revoked. The GMP certificate for its manufacture of human-use rabies vaccine has also been revoked, and the GMP certificate for its manufacture of influenza vaccine expired on February 2, 2010.

In August 2011, Jiangsu Quanyi injected certain machineries and equipment as paid-in capital into Jiangsu Vaxtec Biological Pharmaceutical R&D Co., Ltd., then renamed to Jiangsu Simcere Vaxtec Biological Pharmaceutical Co., Ltd. in June 2011, or Jiangsu Vaxtec, the wholly owned subsidiary of Jiangsu Quanyi. Jiangsu Vaxtec will take over the vaccine business from Jiangsu Quanyi and is currently in the process of applying for the GMP certification.

We intend to apply for the renewal of our permits and licenses when required by applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation.” Any failure by us to obtain such GMP certifications may have a material adverse effect on the operation of our business, and prevent us from continuing to carry on our business. Furthermore, any changes in compliance standards, or any new laws or regulations may prohibit or render it more restrictive for us to conduct our business or may increase our compliance costs, which may adversely affect our operations or profitability.

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

PRC laws and regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations and such profits differ from profits determined in accordance with U.S. GAAP in certain significant respects, including the use of different bases of recognition of revenue and expenses. Our PRC subsidiaries are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserves that are not distributable as cash dividends. In practice, our PRC subsidiaries are also required to obtain a required tax clearance with the local tax bureau and complete the corresponding foreign exchange procedures before paying any dividends. In addition, starting from January 1, 2008, dividends for the year 2008 and onward paid by our PRC subsidiaries to their non-PRC parent companies will be subject to a 10% withholding tax, unless there is a tax treaty between the PRC and the jurisdiction in which the overseas parent company is incorporated, which specifically exempts or reduces such withholding tax. Pursuant to an avoidance of double taxation arrangement between Hong Kong and the PRC, if the non-PRC parent company is a Hong Kong resident and directly holds a 25% or more interest in the PRC enterprise, such PRC withholding tax rate may be lowered to 5%, although there exists uncertainty due to a PRC governmental circular regarding whether and the extent to which Hong Kong holding companies may be eligible for the benefits under this arrangement.

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

The Corporate Income Tax Law of the PRC, or the CIT law, provides that a maximum income tax rate of 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises” to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and State Good Group Limited, or SGG, is a British Virgin Islands intermediate holding company. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends indirectly paid to us by our subsidiaries in China, if any, may be subject to the 10% income tax if SGG is considered as a “non-resident enterprise” under the CIT law. We have not provided for income taxes on accumulated earnings generated by our PRC subsidiaries from 2008 to 2011 because we plan to indefinitely reinvest these earnings in the PRC. If SGG is required under the CIT law to pay income tax with respect to any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the CIT law and be subject to the PRC taxation on our worldwide income.

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

B.             Business Overview

We are a leading manufacturer and supplier of branded pharmaceuticals in the fast growing China market. We focus our strategy on the development of first-to-market generic and innovative pharmaceuticals, and have introduced a first-to-market generic anti-stroke medication under the brand name Bicun, a 5-FU sustained release implant under the brand name Sinofuan, Anxin, Jiebaishu and an innovative anti-cancer medication under the brand name Endu. We currently manufacture and sell 47 principal pharmaceutical products. In addition, we have obtained approvals from the SFDA to manufacture and sell over 223 other products. In 2011, we submitted an application for investigational new drug, or IND, applying for Category I new drug. As of March 31, 2012, we also had over 10 product candidates in various stages of development, including treatments for cancer and cardiovascular diseases.

Our innovative anti-cancer medication Endu has been granted an invention patent in China and an invention patent in the United States, and was the first recombinant human endostatin injection approved for sale in China. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. Our generic anti-stroke medication Bicun was the first edaravone injection, a type of neuroprotective pharmaceutical compound, approved for sale in China. Our generic amoxicillin granule antibiotic, marketed under the brand name Zailin, was recognized as a “China Well-Known Trademark” in 2004, and acquired the qualification to premium price and our anti- inflammatory pain relievers for the treatment of rheumatoid arthritis and osteoarthritis, marketed under the brand name Yingtaiqing, was recognized as a “China Well-Known Trademark” in 2008, and acquired the qualification to premium price. Our generic anti-stroke medication Bicun was recognized as a “China Well-Known Trademark” in 2011 and “Simcere” was also recognized as a “China Well-Known Trademark” in 2011 by the State Administration for Industry and Commerce of PRC.  Furthermore, our medication Sinofuan, a 5-Fu sustained-released implant for the treatment of cancer which we obtained from our successful acquisition of Simcere Zhong Ren, is the first and the only dosage form of sustained-release implant approved by the SFDA, and our generic anti-infection medication Anxin, a new product that we introduced in 2008, was the first biapenem injection, a type of carbapenem, approved for sale in China.

In 2011, our branded generic anti-diarrheal pharmaceutical Biqi passed the EU-GMP inspection and received EU-GMP certification from the Finnish Medicines Agency.

In Jan 2012, we officially announced the launch of sale of Iremod on the China market. Iremod, which was independently developed by us, is the first Iguratimod drug on the global market. It is an innovative new molecular formula in the category of Disease Modifying Anti-rheumatic Drugs (“DMARDS”), which are primarily used in the treatment of active rheumatoid arthritis.

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

In July 2011, we entered into a framework agreement to establish a novel and innovative strategic partnership with Merck & Co., Inc. or Merck, which through an affiliate and known as MSD outside the United States and Canada, focused on serving China’s rapidly expanding health care needs by providing significantly improved access to quality medicines in major therapeutic areas. The partnership includes the establishment of an equity joint venture that will be owned 51% by an affiliate of Merck, and 49% by us or one of our affiliates. By entering into the framework agreement, we intend to establish the basic framework of cooperation between the two companies to co-promote and/or distribute certain medicines. We also agreed with Merck to explore the possibility of establishing a second joint venture focused on the manufacturing of certain medicines.

Our Products

We currently manufacture and sell 47 principal pharmaceuticals marketed under various brands. Of these products, 41 are prescription pharmaceuticals and six are over-the-counter, or OTC, pharmaceuticals. In addition, we are also the exclusive distributor of Yingtaiqing-branded generic diclofenac sodium sustained-release capsules and the Faneng-branded generic alfacalcidol soft capsules, both of which are prescription pharmaceuticals manufactured by independent third parties. Furthermore, we have obtained approvals from the SFDA to manufacture and sell over 223 other products.

The following table sets forth the major treatment areas by our current principal products, the number of products for each treatment area and the brands they are marketed under:

Product Category	Number of Products	Major Products	Brands
Antibacterial and Antiviral	17	Amoxicillin granules, capsules and tablets; amoxicillin with clavulanate potassium granules, tablets and injection; biapenem injection; cefaclor dry suspension; azithromycin granules;	Zailin, Anqi, Anxin, Zaike, Zaiqi

Anti-cancer	6	Recombinant human endostatin injection; nedaplatin injection; pemetrexed disodium for injection and fluorouracil implants; and palonosetron hydrochloride injection	Endu, Jiebaishu, Jiebaili, Sinofuan and Lowvo

Anti-Allergic	2	Clemastine fumarate capsules and clemastine fumarate dry suspension	Langjing

Anti-Osteoporosis	2	Alfacalcidol soft capsules	Faneng

Cardiovascular and Cerebrovascular	7	Edaravone injection; sumatriptan succinate tablets; levamlodipine besylate tablets; and rosuvastatin calcium tablets	Bicun, Yidasheng, Youshu, Xinta and Shufutan

Digestive Conditions	3	Smectite powder; and aldioxa tablets	Biqi and Odijia

Non-Steroidal Anti-Inflammatory	5	Diclofenac sodium sustained-release capsules and gelatin; Iguratimod Tablets	Yingtaiqing and Iremod

Respiratory System	3	Herbal medicine used for the treatment of cough in liquids and tablets; compound zinc gluconate	Simcere Kechuanning, Zaikang

Urinary Conditions	1	Naftopidil tablets	Zaichang

Others	1	Various herbal oral solutions	Chengyuan

Our innovative pharmaceutical Endu, or recombinant human endostatin, has been granted an invention patent in China and was the first recombinant human endostatin injection approved for manufacture and sale in China and has been approved for the treatment of Non-small Cell Lung Cancer, or NSCLC. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. In 2011, revenues of Endu amounted to RMB 263.0 million ($41.8 million), which accounted for 12.9% of our revenues for the year.

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

We have an in-house research and development team specializing in anti-cancer drugs, know-how and technologies that will enable us to engage in research and development of other indications for Endu, and an existing GMP-approved manufacturing facility for the production of Endu. As part of our ongoing efforts to monitor the efficacy and any adverse reactions to Endu, we started the Phase IV clinical trials for Endu on November 10, 2006. This trial involved approximately 154 hospitals in China in which 2,725 patients were enrolled in the trials and was completed in two-and-a-half years. On March 30, 2010, the final result of the trial was publicly released, which further confirmed the efficacy and safety of Endu combined with chemotherapy in the treatment of non-small-cell lung cancer at advanced stages. The Phase IV clinical trials verified the data collected from previous clinical trials of Endu, and in particular, the clinical benefit rate and the one-year survival rate. The Phase IV clinical trials found no significant difference in efficacy of Endu combined with different first-line chemotherapy regimens, and also no significant increase in adverse effects of chemotherapy when the use of Endu was combined, which indicated the safety of combining Endu with forms of chemotherapy that are beneficial to a greater number of patients.

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

Our Principal Branded Generic Pharmaceuticals

In addition to Endu, we currently market and sell the following principal branded generic pharmaceutical products, each of which contributed over RMB100.0 million ($15.9 million) to our revenues in 2011 and in aggregate accounted for 65.0% of our revenues in 2011:

•                                          Bicun (edaravone injection);

•                                          Zailin (amoxicillin capsules, dispersible tablets, granules and injection);

•                                          Yingtaiqing (diclofenac sodium sustained-release capsules and gelatin);

•                                          Yidasheng (edaravone injection); and

•                                          Sinofuan (anti-tumor implants).

Bicun. Bicun is our prescription edaravone injection pharmaceutical for the treatment of strokes. Edaravone is a synthetic free radical scavenger and has been proved to be one of the most effective neuroprotective pharmaceuticals, as evidenced by being recommended as the only neuroprotective agent by the Japan Stroke Therapeutic Guide (2004). Edaravone protects the brain by eliminating excessive free radicals, which are highly reactive molecules occurring in the human body as a result of stroke, an excessive number of which could result in cell damage. Bicun was the first edaravone injection approved for sale in China and has been one of our major products since its introduction in China in February 2004. We obtained regulatory approval to manufacture and sell Bicun in December 2003. The monitoring period of Bicun expired in 2007 and a number of competitors have been entered into the edaravone injection market. In 2011, revenues of Bicun amounted to RMB654.6 million ($104.0 million), which accounted for 32.1% of our revenues for the year.

Zailin. Zailin is the brand name for our line of generic prescription amoxicillin antibiotics, which includes capsules, dispersible tablets, granules and injection. Zailin was recognized as a “China Well-Known Trademark” by the PRC Trademark Office of the State Administration for Industry and Commerce in 2004 and is one of only two antibiotic brands in China granted such recognition. Regulatory approvals to manufacture and sell Zailin granules were obtained in February 1993, Zailin capsules in October 1996, Zailin tablets in June 1998 and Zailin injection in July 2001. Amoxicillin has been included in the national medical insurance catalog since 2000. In 2011, revenues of Zailin amounted to RMB191.0 million ($30.3 million), which accounted for 9.4% of our revenues for the year.

Yingtaiqing. Yingtaiqing is the brand name for our generic diclofenac sodium in sustained-release capsules and gelatin dosage format, which is an anti-inflammatory pain reliever and analgesic drug used to treat rheumatoid arthritis and osteoarthritis. Yingtaiqing sustained-release capsules are prescription pharmaceuticals and are currently manufactured by a third-party manufacturer, the China Pharmaceutical University Pharmaceutical Company, or China Pharmaceutical, and we have entered into an exclusive distribution agreement with China Pharmaceutical to distribute and sell Yingtaiqing sustained-release capsules in China since 1996. A master distribution agreement was renewed in December 2009. Pursuant to the master distribution agreement, we have agreed to purchase from China Pharmaceutical a certain minimum quantity of Yingtaiqing sustained-release capsules in 2010 and 2011. We obtained the regulatory approval to manufacture and sell Yingtaiqing gelatin, an OTC medicine, in December 2005. Yingtaiqing was recognized as a “China Well-Known Trademark” in 2008. Diclofenac sodium has been included in the national medical insurance catalog since 2000. In 2011, sales of Yingtaiqing amounted to RMB185.4 million ($29.5 million), which accounted for 9.1% of our revenues for the year.

Yidasheng. Yidasheng is our prescription edaravone injection pharmaceutical for the treatment of strokes. Yidasheng became our product in October 2007, when we completed the acquisition of a 51.00% stake in Jilin Boda, the manufacturer of Yidasheng. In 2010 and 2011, we completed the acquisitions of additional 39.19% and 9.80% of equity interests in Jilin Boda, respectively. Since then, we have held approximately 99.99% of the equity interest in Jilin Boda. In 2011, revenues of Yidasheng amounted to RMB116.3 million ($18.5 million), which accounted for 5.7% of our revenues for the year.

Sinofuan. Sinofuan is our first-to-market sustained release implants for the treatment of cancer. In April 2008, we acquired Sinofuan by acquiring a 70% equity interest in Simcere Zhong Ren. In 2011, revenues of Sinofuan amounted to RMB178.1 million ($28.3 million), which accounted for 8.7% of our revenues for the year.

Other Branded Generic Pharmaceutical Products

In addition to Endu and our five principal products, the following branded generic pharmaceutical products in aggregate also represented a significant portion of our revenues in 2011 and in aggregate accounted for 15.4% of our revenues in 2011:

•                                          Biqi (smectite powder);

•                                          Anqi (amoxicillin with clavulanate potassium granules);

•                                          Zaike (cefaclor dry suspension);

•                                          Simcere Kechuanning (herbal medicine used for the treatment of cough in liquids and tablets);

•                                          Jiebaishu (Nedaplatin for Injection); and

•                                          Anxin (Biapenem for Injection).

Biqi. Biqi is the brand name for our branded generic anti-diarrhea pharmaceutical. We obtained regulatory approval to manufacture and sell Biqi in November 1999. Biqi has been included in the national medical insurance catalog since 2000.

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

Jiebaishu. Jiebaishu, the first Nelaplatin launched in China in 2003, is primarily used for the treatment of head and neck cancers, small cell lung carcinoma, non-small-cell lung carcinoma, esophageal cancer and other solid tumors.

Anxin. Anxin is the brand name of our biapenem for injection, which is for the treatment of severe infections. Anxin has been included in the national medical insurance catalog since 2010.

Marketing and Distribution

We have over a decade of marketing experience in the pharmaceutical industry in China. From our inception in March 1995 to 2001, we operated as a distributor of pharmaceuticals and have leveraged our experience to establish an extensive distribution network in China that we now use to market, sell and distribute our own pharmaceuticals. As of December 31, 2011, we had 1,991 dedicated brand management and marketing employees. Our marketing and distribution activities are primarily carried out by our subsidiaries, Jiangsu Simcere and Shanghai Simcere.

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

We have implemented marketing initiatives designed to promote awareness of our brands among potential customers. In 2008, our brand Yingtaiqing was recognized as a “China Well-Known Trademark.” In 2009, we further increased brand recognition of Yingtaiqing by sponsoring the Table Tennis Super League events between March and September and by entering into a cooperation agreement with the National Basketball Association, or NBA, in October. From September 2009 to September 2011, under the cooperation agreement with the NBA, we continued to promote brand awareness of Yingtaiqing through various media channels, including television and print. Through these and other brand promotion efforts, such as TV advertising channels, we have solidified and enhanced the market penetration of our Yingtaiqing brand name.

We started our brand campaign for Biqi in 2006 by placing TV commercials featuring a celebrity couple on China Central Television, or CCTV, China’s largest nationwide television network. In 2010, we were the exclusive pharmaceutical sponsor of the film Aftershock directed by a well-known Chinese movie director. Brand awareness of Biqi has been elevated through these marketing efforts. In 2011, our branded generic anti-diarrheal pharmaceutical Biqi passed the EU-GMP inspection and received EU-GMP certification from the Finnish Medicines Agency, which demonstrated a higher quality achieved by Biqi. In 2011, we continued to place more TV advertising to enhance the brand image of Biqi.

Our marketing professionals collect feedback from healthcare professionals, pharmacies and end-users regarding our products. Our marketing professionals then work closely with our research and development department and manufacturing department in order to enhance our existing portfolio of pharmaceuticals and to identify potential new products for commercialization.

Distribution

We sell all of our products (except our vaccines) exclusively to pharmaceutical distributors in China and depend on distributors for a substantial portion of our revenues. We have business relationships directly or indirectly with approximately 1,106 pharmaceutical distributors in China. Each pharmaceutical distributor in turn may distribute our pharmaceuticals within a designated region either directly to hospitals owned and controlled by counties or higher level government authorities in China, clinics, pharmacies and other retail outlets or to local distributors. Many of our pharmaceuticals are widely distributed in large hospitals located in some of the most prosperous regions in China. Our vaccines are sold to various levels of CDCs, which are controlled by various levels of government authorities in China. These hospitals must implement collective tender processes for the purchase of medicines listed in the Essential Drug List and Reimbursement List and medicines that are consumed in large volumes and commonly prescribed for clinical uses. CDCs may also implement collective tender processes for the purchase of our vaccines.

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

Our distributors are widely dispersed on a geographic basis. Each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. In each of 2009, 2010 and 2011, no single distributor accounted for, on an individual basis, 10.0% or more of our revenues, and during the same periods, sales to our five largest distributors accounted in aggregate for approximately 14.0% , 17.6% and 17.2%, respectively, of our revenues. We have limited ability to manage the activities of our distributors, who are independent from us. Our distributors may potentially engage in actions that may violate the anti-corruption laws in China, engage in other illegal practices or exhibit and damaging behaviors with respect to their sales or marketing of our products, which could have a material adverse effect on our business, prospects and brand. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—We may not be able to effectively manage our employees, distribution network and third-party marketing firms, and our reputation, business, prospects and brand may be materially and adversely affected by actions taken by our distributors.”

Manufacturing, Quality Control and Supplies

We currently have five GMP-approved manufacturing facilities in China located in Jiangsu, Hainan, Shandong, Jilin and Anhui Provinces. We also own the mining right of a smectite mine, located in Sichuan Province. See “—Facilities.” In addition, two of our generic pharmaceuticals, the Yingtaiqing-branded diclofenac sodium capsules and the Faneng-branded alfacalcidol soft capsules, are manufactured by independent third-party manufacturers.

A portion of our production lines are equipped with automated machinery and equipment and can be used to produce different kinds of pharmaceuticals in the same physical dosage form without the need to significantly modify the current production facilities and equipment. We therefore are able to adjust our production to meet market demand and our sales target in response to market demand. The following table is a summary of our 2011 production capacity.

Pharmaceutical Agent Production Unit	Delivery Form	2011 Capacity
Hainan Simcere
Penicillin family	Granules	630,000,000 packs
Penicillin family	Granules	288,000,000 pills
Cefaclor family	Granules	240,000,000 packs
Cefaclor family	Capsules	60,000,000 pills
Cefaclor family	Dry suspension	240,000,000 packs
General	Tablets	200,000,000 pills
General	Granules	240,000,000 packs
General	Gelatin	6,000,000 tubes
General	Powder	160,000,000 packs
General	Capsules	60,000,000 pills
Nanjing Simcere
Penicillin family	Powder injection	6,600,000 vials
Penicillin family	Granules	40,000,000 packs
Penicillin family	Tablets	70,000,000 pills
General	Oral solution	50,000,000 bottles
	Small volume parenteral solutions	19,000,000 vials
General	Tablets	48,000,000 pills
General	Dry suspension	40,000,000 packs
General	Capsules	38,000,000 capsules
General	Granules	29,000,000 packs
General	Powder injection	2,700,000 vials
General	Sterile active pharmaceutical ingredients, or APIs	400 kgs

	Extract liquid	21,000,000 vials
Anti-cancer Powder for Injection	Freeze-dried powder injection	1,900,000 bottles
Shandong Simcere
Recombinant human endostatin	Injection	1,000,000 vials
Jilin Boda
Edavarone injection	Low-dose injection	20,000,000 vials
General	Tablets	3,000,000,000 pills
General	Capsules	50,000,000 pills
General	Granules	10,000,000 packs
APIs	Moroxydine	900,000kg
APIs	Edaravone	4,000kg
Simcere Zhong Ren
Fluorouracil implant	Implant	1,000,000 vials
Jiangsu Quanyi
H1N1 Influenza A Vaccine (Split Virion), Inactivated	Injection	For 6,000,000 people
Influenza Vaccine (Split Virion), Inactivated	Injection

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

In 2011, we purchased an aggregate of 37.0% of our total supply of raw materials and pharmaceutical products from our five largest suppliers.

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

Insurance

We maintain property insurance policies covering our equipment and facilities for losses due to fire, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately RMB1,064.1 million ($169.1 million) as of March 31, 2012. We also maintain insurance policies covering products in transit to our customers. We do not maintain product liability insurance or insurance covering potential liability relating to the release of hazardous materials. In addition, we do not maintain business interruption insurance or key employee insurance for our executive officers as we believe it is not the normal industry practice in China to maintain such insurance. We consider our current insurance coverage to be adequate. However, uninsured damage to any of our manufacturing facilities and buildings or a significant product liability claim could have a material adverse effect on our results of operations. We also maintain directors’ and officers’ liability insurance for our directors and officers.

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

Pharmaceutical Product Manufacturing

Permits and Licenses for Pharmaceutical Manufacturers

A manufacturer of pharmaceutical products must obtain a pharmaceutical manufacturing permit from the provincial food and drug administration. This permit, once obtained, is valid for five years and is renewable upon its expiration. This permit must be renewed at least six months before its expiration date. Our current pharmaceutical manufacturing permits for each of Hainan Simcere, Nanjing Simcere Dongyuan, Shandong Simcere, Jilin Boda and Simcere Zhong Ren will all expire on December 31, 2015. In addition, before commencing business, a pharmaceutical manufacturer must also obtain a business license from the relevant administration for industry and commerce.

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

Generally, GMP certificates are valid for five years and we do not believe it will be difficult for us to renew any of our GMP certifications. The following table summarizes the most recent GMP certificates we received for each of our manufacturing facilities:

Certification By Facilities	Coverage	Issue Date	Expiration Date
Hainan Simcere
	Tablets (Including Cephalosporins), Granules, Capsules, Dry Suspensions (Including Cephalosporins, Penicillin), Soft Capsules, Powders, Gelatin	July 8, 2011	December 31, 2015
	Bulk Drug(Montmorillonite, Iguratimod aldioxa)	September 26, 2011	September 25, 2016
	Bulk Drug (Sumatriptan Succinate, Meloxicam, Naftopidil, Edaravone and Sibutramine Hydrochloride)	November 26, 2008	November 25, 2013
	Bulk Drug (Naftopidil, amlodipine maleate)	February 2, 2009	February 1, 2014

Nanjing Simcere
	Small Volume Parenteral Solutions	December 3, 2008	December 2, 2013
	Mixture, Oral Solution	October 27, 2008	October 26, 2013
	Powder for Injection	August 6, 2008	August 5, 2013
	Sterile Bulk (Biapenem)	July 21, 2008	July 20, 2013
	Tablets, Hard Capsules, Granules, Dry Suspensions, Bulk drug (Palonosetron Hydrochloride)	October 11, 2010	October 10, 2015
	Powder for Injection (Penicillin)	December 28, 2010	December 27, 2015
	Tablets, Capsules, Dry Suspensions(Penicillin)	May 6, 2008	May 5, 2013
	Bulk Drug (Zanamivir), Powder	April 9, 2010	April 8, 2015
	Freeze-dried Powder Injection (Anti-Cancer Drug)	June 16, 2009	June 15, 2014
	Bulk Drug (Nedaplatin)	June 19, 2009	June 18, 2014
	Bulk Drug (Oxaliplatin)	December 28, 2009	December 27, 2014

Shandong Simcere
	Recombinant Human Endostatin Injection (Anti-cancer Drugs)	August 18, 2009	August 17, 2014

Simcere Zhong Ren
	Anti-cancer Implants	May 18, 2009	May 17, 2014

Jilin Boda
	Small Volume Parenteral Solutions, Edaravone Injection	February 23, 2009	February 22, 2014
	Bulk Drug (Edaravone, Phenytoinum Natricum, Moroxydine Hydrochloride)	May 18, 2010	May 17, 2015
	Tablets, Capsules, Granules	November 28, 2008	November 27, 2013

At the time we acquired Jiangsu Quanyi, its core products included an influenza vaccine and a human-use rabies vaccine (vero cell). Jiangsu Quanyi had also received a new medicine certificate from the SFDA for its freeze-dried human rabies vaccine (vero cell) and had completed clinical trials of its purified hepatitis A inactivated vaccine (vero cell) while SFDA approval for its purified hepatitis A inactivated vaccine (vero cell) and GMP certification for the associated new manufacturing facility were pending. However, as of the date of this annual report, the two new medicine certificates held by Jiangsu Quanyi for its rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell) have been revoked. The GMP certificate for its manufacture of human-use rabies vaccine has also been revoked, and the GMP certificate for its manufacture of influenza vaccine expired on February 2, 2010. Jiangsu Vaxtec will take over the vaccine business from Jiangsu Quanyi and is currently in the process of applying for the GMP certification.

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

Upon granting production approval of a new medicine, the SFDA may set a monitoring period of a maximum of five years to continue monitoring the safety of the medicine, during which the relevant pharmaceutical manufacturing company must regularly review the production technologies employed, monitor the quality, stability, curative effects and unfavorable side-effects of the new medicine, and report to the provincial level food and drug administration authority annually. During such a monitoring period, the SFDA will not accept applications for new medicine certificates for the same medicine by other pharmaceutical companies or approve the sale or import of the same medicine by other pharmaceutical companies, except that, for any other application for the same new medicine that had been approved by the SFDA to undergo clinical trials prior to the granting of a monitoring period, the SFDA may approve the application for sale or import of the new medicine if it meets the relevant requirements and will continue to monitor such new medicine. As a result, the monitoring period in connection with a new medicine can limit the competition encountered by the manufacturer of the new medicine. On February 10, 2010, the SFDA authorized our company to produce and sell Zanamivir, one of only two drugs approved by the World Health Organization, or WHO, to which the new H1N1 strain of influenza A has been shown to be susceptible. On July 15, 2010, Nanjing Simcere received SFDA new drug certification and registration approval to manufacture and market Palonosetron material and injections in China. Palonosetron is a second generation 5-HT3 antagonist used for the prevention and control of acute chemotherapy-induced nausea and vomiting (CINV). As of March 31, 2012, we held 51 new medicine certificates and had obtained 190 medicine approval documents.

Pre-clinical Research and Clinical Trials

In order to apply for a new medicine certificate, a pharmaceutical company must conduct a series of pre-clinical research including research on synthesis technology, physical and chemical nature and purity, pharmaceutical forms, selection of prescriptions, manufacturing technologies, test methods, quality indicators, stability, pharmacology, toxicology and pharmacokinetics of pharmaceuticals. This pre-clinical research should be conducted in compliance with the relevant technological guidelines issued by the SFDA. In particular, the safety evaluation research must be conducted in compliance with the Good Laboratory Practice.

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

•                                          Phase II — preliminary exploration on the therapeutic efficacy. The purpose is to assess preliminarily the efficacy and safety of pharmaceutical products on patients within the target indication of the pharmaceutical products and to provide the basis for the design and dosage tests for Phase III. The design and methodology of research in this phase generally adopts double-blind and random methods with limited sample sizes.

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

An approval of pharmaceutical registration issued by the SFDA will be valid for a period of five years. Within six months prior to expiration, the manufacturer may need to apply for re-registration with the provincial drug administrative authorities. Relevant authorities will review the application and renew the registration for such pharmaceutical if the relevant requirements are fulfilled. For innovative pharmaceuticals, completion of Phase IV clinical trials is required prior to the application for re-registration.

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

Reimbursement Under the National Medical Insurance Program

Participants of National Medical Insurance Program are urban residents who are currently employed or retired. Participants of the National Medical Insurance Program and their employers are required to contribute to the payment of insurance premium on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the Essential Drug List and Reimbursement List, which is divided into two tiers. Purchases of Tier A medicines are fully reimbursable, but certain Tier A medicines are only reimbursable if the medicine is used for a particular stated purpose in the Essential Drug List and Reimbursement List. Purchasers of Tier B medicines are required to make a certain percentage of co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B medicines varies in different regions in the PRC. Factors that affect the inclusion of medicines in the Essential Drug List and Reimbursement List include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. The Ministry of Human Resources, together with other government authorities, has the power every four years to determine which medicines are included in the national medicine catalog, under which of the two tiers the included medicine falls, and whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the national medical insurance catalog in their provincial Essential Drug List and Reimbursement List. For Tier B medicines listed in the national medical insurance catalog, provincial governments have the discretion to include or remove by no more than 15% from the number of Tier B medicines listed in the national medical insurance catalog that is to be included in the provincial Essential Drug List and Reimbursement List. The patients under the Reimbursement program can be reimbursed for certain hospitalization costs on an annual basis; and if they go to the clinic for medical treatment or purchase medicines in drugstores, they can not be reimbursed.

PRC Patent Law

The PRC first allowed patents for the protection of proprietary rights, as set forth in the PRC Patent Law, in 1985. Pharmaceutical inventions were not patentable under the PRC Patent Law until 1993. Patents relating to pharmaceutical inventions are effective for 20 years from the initial date the patent application was filed. An amendment to the PRC Patent Law was promulgated on December 27, 2008, with the amendment becoming effective on October 1, 2009. The Implementing Regulations of the PRC Patent Law was promulgated on December 30, 2009 and came into effect on February 1, 2010.

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

•                                          Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd., or Nanjing Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Nanjing Simcere is currently authorized to manufacture 87 pharmaceutical products. Nanjing Tung Chit Pharmaceutical Company Limited, or Nanjing Tung Chit merged into Nanjing Simcere on March 21, 2011.

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

•                                          Jilin Boda Pharmaceutical Co., Ltd., or Jilin Boda, is our 99.99% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. Prior to July 2010, we owned 51.0% of the equity interest in Jilin Boda. In 2010 and 2011, we acquired approximately 39.19% and 9.80% of the equity interests in Jilin Boda, respectively.

•                                          Wuhu Simcere Zhong Ren Pharmaceutical Co., Ltd., or Simcere Zhong Ren, is our 70.0% owned subsidiary that engages in the manufacturing and sale of pharmaceutical products. We completed the acquisition of the 70.0% equity interest in Simcere Zhong Ren in April 2008.

•                                          Jiangsu Quanyi Biological Technology Stock Co., Ltd., or Jiangsu Quanyi, engages in the manufacturing and sale of vaccines. In May 2009, we acquired 37.5% equity interest of Jiangsu Quanyi. In December 2009, we acquired the 100.0% stake in ChinaVax, a Cayman Islands investment holding company which held 15.0% of the equity interest in Jiangsu Quanyi. Since then, we have held 52.5% of the equity interest in Jiangsu Quanyi.

•                                          Jiangsu Simcere Vaxtec Bio-Pharmaceutical Co., Ltd., or Jiangsu Vaxtec, is our wholly owned subsidiary that engages in the manufacturing and sale of vaccines.

•                                          Shanghai Simcere Pharmaceutical R&D Co., Ltd., Beijing Simcere Pharmaceutical Investment Co., Ltd., Beijing Xiangao Bio-Tech Co., Ltd., Beijing Xianjun Info-Tech Co., Ltd., Simcere of America Inc. and Oy Simcere Europe Limited are our wholly owned subsidiaries established in 2011 with no substantial business operations.

•                                          Right Wealth Holdings Limited, Cosmo Key Limited, Nanjing Simcere Dongyuan Technology & Trade Co., Ltd. are our wholly owned subsidiaries established in 2012.

D.            Property, Plants and Equipment

Our headquarters and our research and development facility are located in Nanjing, Jiangsu Province, on a parcel of land with an aggregate site area of approximately 193,100 square meters. The land use rights will expire in 2056. We have also entered into a framework agreement with Beijing Strong Science Park Development Co., Ltd. in March 2011, in order to purchase land use rights with respect to an aggregate site area of approximately 65,300 square meters in the Zhongguancun Innovation Park in Beijing, where we plan to establish a regional research and development center and offices. In June 2011, we entered into an agreement with Chenmai government in Hainan Province to purchase land use rights with respect to an aggregate site area of approximately 260,000 square meters. Deposits payments of RMB19.4 million ($3.1 million) and RMB33.0 million ($5.2 million) were made in 2011.

We have five GMP-approved manufacturing facilities that are located in Nanjing in Jiangsu Province, Haikou in Hainan Province, Liaoyuan in Jilin Province, Yantai in Shandong Province, Wuhu in Anhui Province. Our facilities in Nanjing are approximately 36,677 square meters in total, occupying four parcels of land with an aggregate site area of approximately 309,788 square meters. The land use rights granted with respect to the lands will expire in 2048, 2054 and 2054 and 2056. Our facility in Haikou, Hainan Province is approximately 17,000 square meters and occupies a parcel of land with an aggregate site area of approximately 40,000 square meters. The land use rights will expire in 2067. The facility in Yantai, Shandong Province is approximately 3,000 square meters and occupies a parcel of land with an aggregate site area of approximately 48,000 square meters. The land use rights will expire in 2053. The facility in Liaoyuan, Jilin Province is approximately 19,827 square meters and occupies an aggregate site area of approximately 55,000 square meters. The land use rights will expire in 2056. The facility in Wuhu, Anhui Province is approximately 3,143 square meters and occupies a parcel of land with an aggregate site area of approximately 20,000 square meters. The land use rights will expire in 2052. In addition, we own the mineral exploration rights relating to a smectite mine that can produce 300,000 tons in total of smectite, a raw material used for the manufacturing of our diarrhea medicine Biqi.

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

A.             Operating Results

Overview

We are a leading manufacturer and supplier of branded generic pharmaceuticals in the fast growing China market. We focus our strategy on the development of first-to-market generic and innovative pharmaceuticals. We currently manufacture and sell 47 principal pharmaceutical products and are the exclusive distributor of two additional pharmaceutical products that are marketed under our brand names. We market and sell our products directly or indirectly to approximately 1,106 pharmaceutical distributors who in turn sell these products to other distributors, hospitals and retail pharmacies throughout China.

We commenced operations in March 1995 and operated our business mainly as a distributor of pharmaceutical products. Since then, we have gradually built up our research and development and manufacturing capabilities and have become one of the leading pharmaceutical companies in China that develop, manufacture and sell branded generic pharmaceuticals. To date, we have introduced a series of branded products, including our first-to-market generic anti-stroke medication Bicun, as well as our innovative pharmaceutical Endu, the first recombinant human endostatin injection approved for sale in China. Revenues from Bicun, Zailin, Yingtaiqing, Endu, Yidasheng and Sinofuan, on an individual basis, exceeded RMB100.0 million ($15.9 million) in 2011, which we believe is evidence of wide market acceptance of these products in the China market.

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

The Extent of Inclusion of Our Pharmaceuticals in the Essential Drug List and Reimbursement List

Eligible participants in the national basic medical insurance program in China, which consists of mostly urban staff and residents, are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the Essential Drug List and Reimbursement List. See “Item 4. Information on the Company—B. Business Overview—Regulation—Reimbursement Under the National and Provincial Medical Insurance Programs.” In August 2009, the PRC Ministry of Health established the essential drug list, which contains 205 chemical drugs and 102 traditional Chinese medicines. On November 30, 2009, China’s Ministry of Human Resources and Social Security issued China’s national drug reimbursement list consisting of 2,127 Tier A and Tier B drugs. Factors that affect the inclusion of medicines in the Essential Drug List and Reimbursement List include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China, whether it is considered to be important in meeting the basic healthcare needs of the general public, whether the price is reasonable and whether it is safe and effective. As of March 31, 2012, 36 of our 47 principal products, including Edaravone (Bicun and Yidasheng), Nedaplatin (Jiebaishu), Diclofenac (Yingtaiqing), Amoxicillin (Zailin), Biapenem (Anxin), Amoxicillin and Clavulanate (Anqi), Levamlodipine (Xinta), Alfacalcidol (Faneng), Smectite (Biqi), Kechuanning and Rosuvastatin (Shufutan), have been included in the Essential Drug List and Reimbursement List.

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

Our Ability to Compete In the Tender Processes for Purchase of Medicines by State-Owned and State-Controlled Chinese Hospitals

A substantial portion of the products we sell to our distributor customers are sold to hospitals owned or controlled by counties or higher level government authorities in China. These hospitals must implement collective tender processes for the purchase of medicines listed in the Essential Drug List and Reimbursement List and consumed in large volumes and commonly prescribed for clinical uses. Factors considered by these hospitals in assessing bids include, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. The collective tender process for pharmaceuticals with the same chemical composition must be conducted annually in principal, and pharmaceuticals that have won in the collective tender processes previously must tender processes in the following period before new purchase orders can be issued. If we are unable to win purchase contracts through the collective tender processes in which we decide to participate, we will lose market share to our competitors, and our revenues and profitability will be adversely affected.

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

As of March 31, 2012, 36 of our 47 principal products, including Edaravone (Bicun and Yidasheng), Nedaplatin (Jiebaishu), Diclofenac (Yingtaiqing), Amoxicillin (Zailin), Biapenem (Anxin), Amoxicillin and Clavulanate (Anqi), Levamlodipine (Xinta), Alfacalcidol (Faneng), Smectite (Biqi), Kechuanning and Rosuvastatin (Shufutan), have been included in the Essential Drug List and Reimbursement List.

Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 28 times. The latest price reductions occurred in September 1, 2011 and affected a total of 2047 pharmaceuticals.

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

The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to notification to the provincial pricing authorities. As we sell our products exclusively to pharmaceutical distributors in China, we price our pharmaceuticals that are not subject to price controls based on the prices of competing pharmaceuticals, if any, in the market and our gross margin. For instance, currently Endu and Iremodis are not subject to any price controls, and are priced at a premium by pharmaceutical companies.

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

In November 2007, we acquired 100.0% of the equity interest in Master Luck Corporation Limited, which in turn holds 85.7% of the equity interest in Nanjing Tung Chit, the manufacturer of nedaplatin injection, a chemotherapy pharmaceutical that is marketed under the brand name Jiebaishu. The total consideration for the acquisition was RMB32.9 million in cash. We believe Jiebaishu, as a leading nedaplatin product in China, further complements our current portfolio of anti-cancer pharmaceuticals that already include our innovative pharmaceutical Endu, as well as provide us with a manufacturing facility and production line for chemotherapy pharmaceuticals that is in compliance with GMP standards. In April 2010, Nanjing Tung Chit became our wholly owned subsidiary after we acquired the remaining 14.3% equity interest for RMB6.3 million in cash. Nanjing Tung Chit merged into Nanjing Simcere Dongyuan in March 2011.

In April 2008, we acquired a 70.0% equity interest in Simcere Zhong Ren, the manufacturer of first-to-market 5-FU sustained release implants for the treatment of cancer under the brand name of Sinofuan, for a total consideration of RMB65.1 million in cash, to enhance our offerings in the anti-drug market and create synergies with Endu, the anti-tumor drug.

In May 2009, we entered into an agreement to indirectly acquire approximately 35.0% of the equity interest of Shanghai Celgen Bio-Pharmaceutical Co., Ltd., or Shanghai Celgen, for cash consideration of RMB110.0 million. Shanghai Celgen has strong expertise in research and production of therapeutic antibodies and possesses an antibody manufacturing facility in Shanghai, for which the medicine certificate was approved by the SFDA in March 2011 and the GMP certification was granted in September 2011. Shanghai Celgen’s major biogeneric drug candidate, an etanercept, has completed clinical trials and was approved by the SFDA in April 2011. We commenced the production and sale of etanercept in September 2011.

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

On May 15, 2010, Jiangsu Quanyi received a notification from the Changzhou Food and Drug Administration, which assessed a fine of RMB25.6 million , consisting of penalties and confiscable revenues from past sales of substandard human-use rabies vaccine, against Jiangsu Quanyi. The notification also stated that Jiangsu Quanyi must bear the cost of patient re-vaccinations of approximately RMB23.0 million. In addition, the People’s Court of Tianning District, Changzhou imposed a fine of RMB1.6 million on Jiangsu Quanyi for its past sales of substandard human-use rabies vaccine. On January 24, 2011, the final judgment issued by the Intermediate People’s Court of Changzhou imposed an additional penalty of RMB3.0 million on Jiangsu Quanyi. During the year ended December 31, 2010, RMB10.2 million of penalty was paid. During the year ended December 31, 2011, RMB10.0 million ($1.6 million) of penalty and RMB13.5 million ($2.1 million) of cost of patient re-vaccinations were paid. As of December 31, 2011, RMB10.0 million ($1.6 million) of penalty and RMB9.5 million ($1.5 million) of cost of patient re-vaccinations remained unpaid. Subsequent to December 31, 2011, RMB10.0 million ($1.6 million) of penalty was paid.

In August 2011, Jiangsu Quanyi injected its certain machineries and equipments as paid-in capital into Jiangsu Vaxtec, the wholly-owned subsidiary of Jiangsu Quanyi, which would be used for the production of influenza vaccine. Jiangsu Vaxtec will take over the vaccine business of Jiangsu Qunayi and is currently in the process of applying for the GMP certification of influenza vaccine. As of the date of this annual report, Jiangsu Quanyi and Jiangsu Vaxtec’s operations remained suspended.

In June 2010, we entered into a series of transactions to: (i) acquire approximately 39.19% of the equity interest in Jilin Boda through an acquisition of 80.0% equity interest in Nanjing Xiangao, an investment company which holds approximately 48.99% of the equity interest in Jilin Boda; and (ii) acquire the remaining 20.0% of the equity interest in Nanjing Xiangao through a put-and-call arrangement, which would allow us to effectively acquire approximately 9.80% of the equity interest in Jilin Boda. The additional purchase of 39.19% of the equity interests in Jilin Boda did not constitute a change in control. These series of transactions were completed on July 4, 2010 with a total purchase consideration of RMB174.2 million, consisting of cash consideration of RMB 170.2 million and RMB4.0 million, representing the difference between RMB30.4 million, the fair value of buildings, machinery and equipment transferred to the selling shareholder, and RMB 26.4 million, the consideration receivable from the selling shareholder.

In December 2011, we acquired an additional 9.80% equity interest in Jilin Boda through the acquisition of a 20% equity interest in Nanjing Xiangao for cash consideration of RMB 40.0 million ($6.4 million). As of December 31, 2011, we beneficially held a 99.99% equity interest in Jilin Boda.

Revenues

We generate revenues mainly from the sales of our products. Our product revenues represent our revenues from the sales of our products, less value-added taxes, or VAT.

Our products include antibiotics, anti-stroke medications, anti-inflammatory drugs, anti-cancer medications and other medicines. We generate a substantial portion of our revenues from sales of Bicun, Zailin, Endu, Yingtaiqing, Yidasheng and Sinofuan, which in aggregate, accounted for 76.8% , 77.7% and 77.9% of our revenues in 2009, 2010 and 2011, respectively.

The following table sets out a breakdown of our revenues for these major products, and each item expressed as a percentage of our revenues, for the periods indicated:

	Year Ended December 31,
	2009		2010		2011
	(in thousands of RMB)	(% of revenues)	(in thousands of RMB)	(% of revenues)	(in thousands of RMB)	(% of revenues)
Bicun	619,340	33.3	667,669	31.2	654,643	32.1
Zailin	279,631	15.0	320,833	15.0	191,006	9.4
Yingtaiqing	151,378	8.2	175,296	8.2	185,441	9.1
Sinofuan	126,297	6.8	151,829	7.1	178,146	8.7
Yidasheng	126,038	6.8	124,178	5.8	116,324	5.7
Endu	124,186	6.7	223,090	10.4	263,046	12.9

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

Our distributor customers are widely dispersed on both a geographic and revenues basis even though each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. In 2009, 2010 and 2011, no single distributor accounted for, on an individual basis, 10.0% or more of our revenues, and sales to our five largest distributors accounted in aggregate for approximately 14.0%, 17.6% and 17.2%, respectively, of our revenues.

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

From past experiences, the losses of uncollectible accounts receivable were immaterial. In 2009, 2010 and 2011, bad debt expense amounted to RMB0.1 million, RMB0.8 million and RMB1.0 million ($0.2 million), respectively. Our allowance for doubtful accounts amounted to RMB7.5 million and RMB7.3 million ($1.2 million), as of December 31, 2010 and 2011, respectively.

Cost of Materials and Production and Operating Expenses

The following table sets forth our cost of materials and production and operating expenses as percentages of our revenues for the period indicated:

	Year Ended December 31,
	2009	2010	2011
	(in percentages)
Cost of materials and production	17.3	16.0	16.1
Operating expenses
Research and development expenses	7.2	5.9	9.7
Sales, marketing and distribution expenses	53.9	55.4	55.5
General and administrative expenses	12.0	12.6	14.1
Impairment loss on goodwill	4.1	—	—
Total operating expenses	77.2	73.9	79.3

Our cost of materials and production declined as a percentage of our revenues from 2009 to 2010 due primarily to an increase in percentage of sales derived from high-margin product. Our cost of materials and production as a percentage of our revenues was stable from 2010 to 2011.  Our operating expenses declined as a percentage of our revenues from 2009 to 2010 mainly due to the decrease in R&D expense and the impairment loss in goodwill of Jiangsu Quanyi recognized in 2009. Our operating expenses increased as a percentage of our revenues from 2010 to 2011 primarily due to the increase in research and development expense as a result of increased expenditures on on-going research and development projects and an increase in the number of research and development personnel.

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

We are developing a number of new pharmaceuticals through our in-house expertise and through joint research and development efforts with universities and research institutions in China. As of March 31, 2012, we had over 10 product candidates in various stages of development. We plan to commence the manufacturing, marketing and sales of these products as soon as we obtain the relevant SFDA approvals.

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

Our IPR&D projects represent the fair value assigned to incomplete research projects that we acquire through business combinations, which at the time of acquisition, have not reached technological feasibility. For business combinations for which the acquisition date is before January 1, 2009, the fair value of such projects was expensed upon acquisition. For business combinations for which the acquisition date is on or after January 1, 2009, the fair value of a research projects is recognized as intangible asset on the consolidated balance sheet rather than expensed. The amounts capitalized are accounted for as indefinite-lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, we will make a determination as to the useful life of the intangible asset and begin amortization. We test IPR&D for impairment at least annually and whenever impairment indicators are present. The impairment test consists of a comparison of the fair value of the IPR&D with its carrying amount. If the carrying amount of an IPR&D exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Our IPR&D projects are still in progress. Based on our impairment testing, the fair value of IPR&D as of December 31, 2011 was greater than the carrying amount. No impairment loss was recognized for the year ended December 31, 2011.

We have incurred research and development expenses of RMB133.0 million, RMB125.7 million and RMB198.7 million ($31.6 million) in 2009, 2010 and 2011, respectively, representing, 7.2%, 5.9% and 9.7 % of our revenues, respectively. Our research and development capabilities have been recognized by various levels of the PRC government and we have received government funding in recognition of our capabilities. From January 1, 2009 to December 31, 2011, we recognized approximately RMB31.1 million ($4.9 million) of government grants from the PRC government, which have been recorded as a reduction of our research and development expenses.

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

Sales, Marketing and Distribution Expenses

Sales, marketing and distribution expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing, distribution and customer support functions and costs associated with advertising and other marketing activities including expenses of engaging professional promotion and marketing companies. We host in-person product presentations, conference and seminars for physicians, other healthcare professionals and research scholars to promote and generate awareness of our pharmaceuticals. For our OTC pharmaceuticals, we also carry out consumer advertising and educational campaigns. As the pharmaceutical market in China continues to grow, we plan to further develop and strengthen our sales, marketing and distribution network in order to increase the market recognition of our products and our Simcere brand name. Sales, marketing and distribution expenses increased as a percentage of our revenues from 2009 to 2011. The increase was primarily due to the additional sales and marketing activities carried out by an increased number of sales personnel and our increased product offerings.

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

On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible directors, employees and consultants the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2006 Share Incentive Plan for our restricted shares. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that are validly tendered in the exchange offer. A total of 154 directors and employees accepted the offer, and tendered options to purchase an aggregate of 9,802,400 ordinary shares in exchange for 1,833,990 vested shares and 2,916,028 non-vested shares on May 7, 2009. The exchange of the share option awards for restricted shares was accounted for as a modification of awards, which involves a cancellation of the original award and an issuance of a new award. The effect of this award modification on share-based compensation expense over the remaining requisite service period was insignificant.

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

In 2011, we issued 364,000 restricted shares in total to our officers and key employees under our 2006 share incentive plan. We account for share-based compensation expenses based on the fair value of the share options on the date of the grant and recognize the amount over the requisite service period.

We recognized share-based compensation in the amount RMB23.7 million, RMB31.1 million and RMB29.3 million ($4.7 million) in 2009, 2010 and 2011, respectively. Share-based compensation expenses are allocated among each of research and development expenses, sales, marketing and distribution expenses and general and administrative expenses based on the nature of the work our employees were assigned to perform.

Taxation and Incentives

Effective from January 1, 2008, under the Corporate Income Tax Law of the PRC (“CIT law”) which was passed by the National People’s Congress on March 16, 2007, the PRC’s statutory income tax rate is 25%.

The CIT law and its relevant regulations provide a five-year transition period for those enterprises which were established before March 16, 2007 and which were entitled to a preferential income tax rate of 15% under the then effective tax laws and regulations, and also grandfather certain tax holidays until they expire. The transitional tax rates are 20%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively.

Further, under the CIT law and its relevant regulations, entities that qualify as “Advanced and New Technology Enterprises” (“ANTEs”) are entitled to a preferential income tax rate of 15%.

On April 14, 2008, the Management Measures of Identifying Advanced and New Technology Enterprises and its annex, Key Fields of New and High-Tech Supported by the State, were issued jointly by the Ministry of Science and Technology, State Administration of Taxation and the Ministry of Finance, and outline the detailed procedures and measures to identify such ANTEs.

In 2009, Nanjing Simcere was recognized by the PRC government as an ANTE under the CIT law and the related regulations, and was entitled to the preferential tax rate of 15% from 2009 to 2011. In 2008, Shandong Simcere, Jilin Boda and Simcere Zhong Ren were recognized by the PRC government as ANTEs under the CIT law and the related regulations, and were entitled to the preferential income tax rate of 15% from 2008 to 2010.  In 2011, ANTE status of Shandong Simcere, Jilin Boda and Simcere Zhong Ren were renewed and entitled to the preferential tax rate of 15% from 2011 to 2013. In 2011, Hainan Simcere was recognized by the PRC government as an ANTE under the CIT law and the related regulations, and was entitled to the preferential tax rate of 15% from 2011 to 2013.

Under the CIT law, where the transitional preferential income tax policies and the preferential policies prescribed under the CIT law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. Nanjing Simcere and Shandong Simcere have chosen to enjoy the grandfathering treatment of the tax holiday of two-year 100% exemption followed by three-year 50% exemption until expiry in 2010 and 2011, respectively.

Our effective income tax rates were 36.9%, 5.4% and negative 30.4% in 2009, 2010 and 2011, respectively. The higher effective income tax rate in 2009 resulted primarily from the non-deductible impairment loss of goodwill and re-measurement loss of previously held equity interest in Jiangsu Quanyi in 2009. The lower effective income tax rate in 2010 resulted mainly from tax holidays and preferential tax rates enjoyed by some of our PRC subsidiaries during 2010, and for certain deferred tax assets, the effect of a higher tax rate applied for their future tax benefits. The negative effective income tax rate in 2011 resulted primarily from the reversal of a valuation allowance previously made against the deferred tax assets of Jiangsu Simcere amounting to RMB44.1 million ($7.0 million) and the impact of a non-taxable other operating income of RMB50.0 million ($7.9 million) arising from the receipt of a settlement in respect of the acquisition of Jiangsu Quanyi in 2009 from certain former shareholders of Jiangsu Quanyi. The reversal of a valuation allowance in Jiangsu Simcere was mainly attributable to the improved operating results. Jiangsu Simcere generated taxable income in 2011 and expects to generate further taxable income for it to utilize or recover its deferred tax assets.

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

Allowance for Doubtful Accounts

We grant credit to a portion of our customers in the normal course of business depending on the customers’ credit worthiness and the type of products we sell to them, although we require some customers to make payment prior to shipment. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the allowance by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. In the event that we believe a trade receivable will become uncollectible, we record additional provision to increase the allowance for doubtful accounts. The accounting effect of this entry is a charge to income. We believe our allowance to doubtful accounts is sufficient to reflect the recoverability of our accounts receivable. If our business grows, we expect our accounts receivable balance to increase, as could our allowance for doubtful accounts. If the financial condition of our customers deteriorates, our uncollectible accounts receivable could exceed our current or future allowances. See “—Revenues.” Our accounts and bills receivables as of December 31, 2011 increased by RMB392.1 million ($62.3 million) as compared to

December 31, 2010, which was mainly due to the slow-down of payment from customers under a tight financing environment in China and more settlement of accounts receivable by our customers with bills receivable instead of cash. The following table presents the movement of allowance for doubtful accounts in 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	$
	(in thousands)
Beginning allowance for doubtful accounts	6,995	6,749	7,475	1,188
Additions charged to bad debt expense	101	843	994	158
Write-off of accounts receivable	(347)	(117)	(1,180)	(188)

Ending allowance for doubtful accounts	6,749	7,475	7,289	1,158

Inventories

We value our finished goods inventory at the lower of cost, which consists of the cost of direct labor and raw materials as well as allocation of variable and fixed production overheads, and market value. Variable production overheads are allocated to each unit of production based on the actual use of the production facilities and fixed production overheads are allocated to the cost of conversion based on the normal capacity of the production facilities. We determine normal capacity as being a reasonable level of production volume supported by sufficient customer demand without any abnormal equipment downtime due to shortages of materials and labor. Expenses relating to abnormal levels of idle or excess facilities, spoilage and similar costs are expensed as incurred. In 2009, 2010 and 2011, we did not incur any significant abnormal amounts of idle facility expenses or spoilage as our manufacturing facilities were operating at normal capacity. Our inventory as of December 31, 2011 increased by RMB37.0 million ($5.9 million) as compared to December 31, 2010 primarily due to storage of the raw materials, packaging materials and finished goods due to the timing of the Chinese New Year in 2012.

We write down the cost of inventory that we specifically identify and consider as obsolete. Finished goods inventory is considered obsolete when it has less than six months of remaining shelf life. Our raw materials and packaging materials are not subject to significant risk of obsolescence. We manage our inventory level based on our estimates of future demand within a specific time period, generally three months or less based on existing customer orders and, to a limited extent, forecasted customer orders. Given our manufacturing plan is primarily based on existing customer orders, we have recorded minimal inventory write-downs in the past. Our inventory write-downs for 2009, 2010 and 2011 were RMB2.9 million, RMB4.8 million and RMB3.2 million ($0.5 million), respectively.

Depreciation and Amortization

Our long-lived assets include property, plant and equipment, intangible assets such as customer relationships, developed technology and product trademarks, manufacturing licenses, IPR&D and goodwill.

Except for goodwill and IPR&D, we depreciate and amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property, plant and equipment (including the salvage values) and intangibles, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. We estimate the useful lives at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives and salvage values in 2009, 2010 and 2011.

Impairment of Long-Lived Assets and Goodwill

As of December 31, 2011, our intangible assets primarily consisted of customer relationships, developed technologies, product trademarks and IPR&D that we acquired in connection with our acquisition of 90.0% of the equity interest in Shandong Simcere in 2006 and 2007, 51.0% equity interest in Jilin Boda in 2007, 85.7% equity interest in Nanjing Tung Chit in 2007, 70.0% equity interest in Simcere Zhong Ren in 2008, and 52.5% equity interest in Jiangsu Quanyi in 2009, as well as the acquired technology know-how of Iremod and Rosuvastatin from third parties.

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

We evaluate long-lived assets, including property, plant and equipment and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. We recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We determine fair value based on either market quotes, if available, or discounted cash flows using a discount rate commensurate with the risk inherent in our current business model for the specific asset being valued. Major factors that influence our cash flow analysis are our estimates for future revenues and expenses associated with the use of the asset. No long-lived assets or asset groups held and used including property, plant and equipment and intangible assets with definite lives were tested for impairment in 2010 and 2011 and no impairment charge was recognized for the years ended December 31, 2009, 2010 and 2011.

We evaluate IPR&D for impairment at least annually or whenever impairment indicators are present. The impairment test consists of a comparison of the fair value of the IPR&D with its carrying amount. For impairment testing purposes, we combine IPR&D if they operate as a single asset and are essentially inseparable. If the fair value is less than the carrying amount, we recognize an impairment loss based on the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Our IPR&D balance as of December 31, 2011 related to our acquisition of 52.5% equity interest in Jiangsu Quanyi in 2009. Our IPR&D projects are still in progress. Based on our impairment testing, the fair value of IPR&D as of December 31, 2011 was greater than the carrying amount. No impairment loss was recognized for the year ended December 31, 2011.

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

Following the acquisition of Jiangsu Quanyi in 2009, we evaluated and determined that there are two reporting units, a pharmaceutical reporting unit and a vaccine reporting unit, for goodwill impairment testing. For the years ended December 31, 2009, 2010 and 2011, we used a discounted cash flow analysis to determine the fair value of our reporting units.

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

In determining the fair value of the vaccines reporting unit as of December 31, 2009, we used the income approach valuation technique (discounted cash flows) which required estimates of projected revenues, operating expenses, working capital needs, capital expenditures over a multi-year period, as well as applying weighted average cost of capital to be used as the discount rate. In discounting the cash flow estimates, we used a discount rate of 16%. We assumed a four-year period of reduced cash flows from sales due to the one-year suspension of Jiangsu Quanyi’s operations and a period of three years which we believed would be required to rebuild the brand and regain market share. We also assumed that we will be able to successfully renew and obtain our GMP certificates for a three-year period beginning 2011 and the relevant government authorities will allow us to resume production and sales and marketing activities in 2011. Based on the impairment testing, the carrying amount of the vaccine reporting unit as of December 31, 2009 was greater than the fair value of the vaccine reporting unit, and the carrying amount of the vaccine reporting unit goodwill as of December 31, 2009 exceeded the implied fair value of that goodwill. As a result, we determined that our goodwill associated with the vaccine reporting unit was impaired at December 31, 2009 and we recognized a goodwill impairment charge of RMB76.4 million as of December 31, 2009 to reduce the vaccine reporting unit goodwill to its implied fair value. In determining the fair value of the vaccine reporting unit as of December 31, 2010, we used a discount rate of 17% in discounting the cash flow estimates. We assumed that Jiangsu Quanyi and Jiangsu Vaxtec would be able to successfully renew and obtain a GMP certificate for the influenza vaccine and resume production, sales and marketing activities in the second half of 2011. We also assumed reduced cash flows from sales for the period from the second half of 2011 to 2013, the period which we believe will be required to rebuild the brand and regain market share. Based on impairment testing, the fair value of the vaccine reporting unit as of December 31, 2010 was greater than the carrying amount of the vaccine reporting unit. We were unable to obtain the GMP certificate for the influenza vaccine as planned as a result of recent changes to the GMP standards and its implementation rules, which impose additional requirements on the GMP review process, including requiring additional analysis on risk controls.  In addition, we upgraded our production lines for influenza vaccine to further improve our manufacturing processes and techniques.

In determining the fair value of the vaccine reporting unit as of December 31, 2011, we used a discount rate of 18.5% in discounting the cash flow estimates. We assumed that Jiangsu Vaxtec would be able to successfully renew and obtain a GMP certificate for its influenza vaccine and resume production, sales and marketing activities in the second half of 2012. We also assumed reduced cash flows from sales for the period from the second half of 2012 to 2014, the period which we believe will be required to rebuild the brand and regain market share. Based on impairment testing, the fair value of the vaccine reporting unit as of December 31, 2011 was greater than the carrying amount of the vaccine reporting unit.

As of December 31, 2010 and 2011, our goodwill balance was RMB309.9 million ($49.2 million), including RMB131.7 million of goodwill related to our acquisition of a 52.5% equity interest in Jiangsu Quanyi in 2009, which also reflected the impairment charge of RMB76.4 million we recognized for the vaccines reporting unit in 2009. We determined that no impairment loss was required to be recognized for our pharmaceutical and vaccine reporting units for the year ended December 31, 2010 and 2011.

Significant judgment was involved in determining the impact of the suspension order of Jiangsu Quanyi on the cash flows of the vaccine reporting unit, including the period of time Jiangsu Vaxtec will take to resume production and regain market share. Assumptions used in our impairment analysis, such as forecast revenues, growth rates and cost of capital, are consistent with our current business plan and internal cash flows projection for the vaccine reporting unit. Changes in projections or estimates could significantly change the estimated fair value of the vaccine reporting unit. If we used different assumptions or estimates, the goodwill impairment charge and the operating results could be different. In particular, if Jiangsu Vaxtec is unable to successfully renew and obtain the GMP certificate for its influenza vaccine and recommence operation, or if Jiangsu Vaxtec is unable to regain its market share in the China vaccine market within the period from the second half of 2012 to 2014, the fair value of the vaccine reporting unit would be substantially lower and there would be further impairment charge to goodwill.

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

For the years ended December 31, 2009, 2010 and 2011, nil, 978,000 and nil share options were granted under our 2006 Share Incentive Plan.

The assumptions used in determining the fair value of the share options granted during the year ended December 31, 2010 are shown at their weighted average values as follows:

Year Ended December 31, 2010
Valuation assumptions
Expected term (in years)	4.5
Expected volatility	64.73%
Expected dividend	0%
Risk-free rate	0.75%-1.41%

Since the share options granted prior to year 2009 were exchanged to non-vested shares in May 2009, we are not able to rely on historical exercise data to estimate the expected term of the share options granted in 2010. Accordingly, the expected term is based on the simplified method by averaging the vesting term and contractual term. We used the historical volatility of our shares to estimate the expected volatility. The risk-free rate is based on the yield of the United States Treasury bond rate.

Income tax uncertainties and realization of deferred tax assets

Our income tax provision and related deferred tax assets are recognized and measured based on actual and expected future income, PRC and United States statutory income tax rates, PRC and United States tax regulations and tax planning strategies. Significant judgment is required in interpreting tax regulations in the PRC, evaluating uncertain tax positions, and assessing the likelihood of realizing deferred tax assets. Actual results could differ materially from those judgments, and such actual results or any subsequent changes in judgments could materially affect our consolidated financial statements.

As of December 31, 2010 and 2011, we had total gross deferred tax assets of RMB118.0 million and RMB 134.0 million ($21.3 million), respectively. We record a valuation allowance to reduce our deferred tax assets if, based on the weight of available evidence, we believe expected future taxable income is more likely than not that all or some portion of the asset will not be realized by sufficient taxable income in the period necessary to utilize the benefit of the deferred tax asset. We evaluate the level of our valuation allowances quarterly, and more frequently if actual operating results differ significantly from forecasted results. As of December 31, 2010 and 2011, our valuation allowances for deferred tax asset were RMB44.4 million and RMB2.3 million ($0.4 million), respectively. Our valuation allowances decreased by RMB42.1 million ($6.7 million) in 2011, which was primarily attributable to the reversal of a valuation allowance provided against the deferred tax assets of Jiangsu Simcere of RMB44.1 million ($7.0 million). Jiangsu Simcere generated taxable income in 2011 and expects to generate further taxable income for it to utilize or recover its deferred tax assets.

We determine whether it is more-likely-than-not that a tax position will be sustained upon examination, based solely on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, it is presumed that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. A recognized income tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. The tax positions are regularly reevaluated based on the results of the examination of income tax filings, statute of limitation expirations and changes in tax law that would either increase or decrease the technical merits of a position relative to the more-likely-than-not recognition threshold.

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

	Year Ended December 31,
	2009		2010		2011
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	% of Total Revenues
	(in thousands, except percentages)
Revenue	1,857,071	100.0	2,141,098	100.0	2,040,547	100.0
Cost of materials and production	(320,945)	(17.3)	(341,787)	(16.0)	(328,159)	(16.1)

Gross profit	1,536,126	82.7	1,799,311	84.0	1,712,388	83.9
Operating expenses:
Research and development	(132,981)	(7.2)	(125,737)	(5.9)	(198,722)	(9.7)
Sales, marketing and distribution	(1,002,419)	(53.9)	(1,186,144)	(55.4)	(1,131,974)	(55.5)
General and administrative	(222,118)	(12.0)	(269,512)	(12.6)	(288,144)	(14.1)
Impairment loss on goodwill	(76,398)	(4.1)	—	—	—	—

Total operating expenses	(1,433,916)	(77.2)	(1,581,393)	(73.9)	(1,618,840)	(79.3)

Other operating income	—	—	—	—	50,000	2.4

Income from operations	102,210	5.5	217,918	10.1	143,548	7.0

Interest income	8,861	0.5	4,214	0.2	4,676	0.2
Interest expense	(12,126)	(0.7)	(19,920)	(0.9)	(42,342)	(2.0)
Foreign currency exchange gains, net	382	0.0	5,511	0.3	7,732	0.4
Other income	2,971	0.2	2,286	0.1	15,036	0.7
Equity in losses of equity method affiliated companies	(56,532)	(3.0)	(14,716)	(0.7)	(12,192)	(0.6)

Earnings before income taxes	45,766	2.5	195,293	9.1	116,458	5.7
Income tax expense (benefit)	(16,897)	(0.9)	(10,640)	(0.5)	35,371	1.7

Net income	28,869	1.6	184,653	8.6	151,829	7.4
Less: net (income)loss attributable to the noncontrolling interest	(2,441)	(0.2)	(12,242)	(0.5)	26,560	1.3

Net income attributable to Simcere Pharmaceutical Group(1)	26,428	1.4	172,411	8.1	178,389	8.7

(1)  Certain of our PRC operating subsidiaries were entitled to a tax holiday. The effect of the tax holiday increased our net income for 2009, 2010 and 2011 by RMB23.5 million, RMB29.9 million and RMB7.0 million ($1.1 million), respectively, or RMB0.20, RMB0.28 and RMB0.06 ($0.01) on the basic per share basis, respectively.

Comparison of Years Ended December 31, 2010 and December 31, 2011

Revenues. Our revenues represent the invoiced value of products sold, net of VAT. Our revenues decreased by 4.7% to RMB2,040.5 million ($324.2 million) in 2011 from RMB2,141.1 million in 2010. This decrease was primarily due to decreases in the sales of Zailin and Bicun, partially offset by the increases in the sales of Endu, Sinofuan, Anxin and Jiebaishu. Revenues from sales of Zailin decreased to RMB191.0 million ($30.3 million) in 2011, representing 9.4% of our revenues, from RMB320.8 million in 2010, or 15.0% of our revenues. The significant decrease in revenues from sales of Zailin resulted primarily from government policies of controlling pharmaceutical prices.  Revenues from Bicun decreased to RMB654.6 million ($104.0 million) in 2011, representing 32.1% of our revenues, from RMB667.7 million in 2010, or 31.2% of our revenues. The decrease in sales of Bicun resulted from changes to the tender process in certain provinces and reorganization of our sales force in some regional markets.

Gross Profit and Gross Margin. Our gross profit decreased by 4.8% to RMB1,712.4 million ($272.1 million) in 2011 from RMB1,799.3 million in 2010. Our gross margin slightly decreased to 83.9% in 2011 from 84.0% in 2010.

Operating Expenses. Our operating expenses increased by 2.4% to RMB1,618.8 million ($257.2 million) in 2011 from RMB1,581.4 million in 2010. Operating expenses as a percentage of our revenues increased to 79.3% in 2011 from 73.9% in 2010.

•                                          Research and Development Expenses. Our research and development expenses increased to RMB198.7 million ($31.6 million) in 2011 from RMB125.7 million in 2010. Research and development expenses as percentage of our revenues increased to 9.7% in 2011 from 5.9% in 2010. The increase in research and development expenses was primarily due to increased expenditures on on-going research and development projects and an increase in research and development personnel.

•                                          Sales, Marketing and Distribution Expenses. Our sales, marketing and distribution expenses decreased by 4.6% to RMB1,132.0 million ($179.9 million) in 2011 from RMB1,186.1 million in 2010. Sales, marketing and distribution expenses as a percentage of our revenues remained stable at 55.5% in 2011 compared to 55.4% in 2010.

•                                          General and Administrative Expenses. Our general and administrative expenses increased by 6.9% to RMB288.1 million ($45.8 million) in 2011 from RMB269.5 million in 2010. The increase was primarily related to the increase of staff costs as well as legal fees for the establishment of an equity joint venture with an affiliate of Merck. General and administrative expenses as a percentage of our revenues increased to 14.1% in 2011 from 12.6% in 2010.

Other operating income. We reached a settlement agreement with the former shareholders and former directors of Jiangsu Quanyi in 2011 in respect of our acquisition of a 37.5% equity interest in Jiangsu Quanyi in 2009. Pursuant to the settlement agreement, we received total cash compensation of RMB50.0 million ($7.9 million) in 2011, which was recognized as other operating income.

Interest Income. Our interest income slightly increased to RMB4.7 million ($0.7 million) in 2011 from RMB4.2 million in 2010.

Interest Expense. Our interest expense increased by 112.6% to RMB42.3 million ($6.7 million) in 2011 from RMB19.9 million in 2010. This increase was primarily due to increased cost of bank financing and balances of loans.

Foreign Currency Exchange Gains, Net. Our foreign currency exchange gains totaled RMB7.7 million ($1.2 million) in 2011, representing unrealized gains resulting from the translation of U.S. dollar-denominated intercompany loans to our PRC subsidiaries that were converted to Renminbi and realized gains resulting from the repayment of the loans. As these intercompany loans are not considered long-term investment in nature and given the functional currency of our holding company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gains or losses arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while gains and losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income.

Other Income. Our other income included the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering and tax refunds granted by local governments. The increase in other income to RMB15.0 million ($2.4 million) in 2011 from RMB2.3 million in 2010 was mainly contributed by the tax refunds granted by local governments.

Equity in Losses of Equity Method Affiliated Companies. Our equity in losses of equity method affiliated companies in 2011 represented the loss of our 35.0% equity interest in Shanghai Celgent amounting to RMB12.2 million ($1.9 million), compared to RMB14.7 million in 2010.

Income Tax Expense (Benefit). Our effective income tax rates in 2010 and 2011 were 5.4% and negative 30.4%, respectively. The lower effective income tax rate in 2010 resulted mainly from tax holidays and preferential tax rates enjoyed by some of our PRC subsidiaries during 2010 and, for certain deferred tax assets, the effect of a higher tax rate applied for their future tax benefits. The negative effective income tax rate in 2011 resulted primarily from the reversal of a valuation allowance previously made against the deferred tax assets of Jiangsu Simcere amounting to RMB44.1 million ($7.0 million), and the impact of a non-taxable other operating income received of RMB50.0 million ($7.9 million) arising from the receipt of settlement payment in respect of the acquisition of Jiangsu Quanyi in 2009. The reversal of a valuation allowance of Jiangsu Simcere was mainly attributable to its improved operating results. Jiangsu Simcere generated taxable income in 2011 and expects to generate further taxable income for it to utilize or recover its deferred tax assets.

Net (Income) Loss Attributable to the Redeemable Noncontrolling Interest and Noncontrolling Interest. Net loss attributable to the noncontrolling interests of RMB26.6 million ($4.2 million) in 2011 primarily represented our share of the noncontrolling interests in the operating loss in Jiangsu Quanyi and Jiangsu Vaxtec, which was partially offset by our share of operating profits in Jilin Boda and Simcere Zhong Ren.

Net Income Attributable to Simcere Pharmaceutical Group. As a result of the foregoing, our net income increased by 3.5% to RMB178.4 million ($28.3 million), in 2011 from RMB172.4 million in 2010, while net margin increased to 8.7% in 2011 from 8.1% in 2010.

Comparison of Years Ended December 31, 2009 and December 31, 2010

Revenues. Our revenues represent the invoiced value of products sold, net of VAT. Our revenues increased by 15.3% to RMB2,141.1 million in 2010 from RMB1,857.1 million in 2009. This increase was primarily due to increases in the sales of Endu, Bicun, Biqi, Zailin, Sinofuan and Yingtaiqing. Revenues from sales of Endu increased to RMB223.1 million in 2010, representing 10.4% of our revenues, from RMB124.2 million in 2009, or 6.7% of our revenues. The significant increase in revenues from sales of Endu resulted from our successful marketing strategy as well as the price increase. The Phase IV clinical trials of Endu were successfully completed in 2010, which also contributed to the increase in sales of Endu. Revenues from Bicun increased to RMB667.7 million in 2010, representing 31.2% of our revenues, from RMB619.3 million in 2009, or 33.3% of our revenues. The increase in sales of Bicun resulted from the continued expansion of our promotion network. Revenues from Biqi increased to RMB95.9 million in 2010, representing 4.5% of our revenues, from RMB49.2 million in 2009, or 2.7% of our revenues. The increase in sales of Biqi was due to greater efforts in promotion activities through television, newspaper and magazine channels. Revenues from Zailin increased to RMB320.8 million in 2010, representing 15.0% of our revenues, from RMB279.6 million in 2009, or 15.0% of our revenues. The increase in sales of Zailin was primarily due to our continued expansion into new markets. Revenues from Sinofuan increased to RMB151.8 million in 2010, representing 7.1% of our revenues, from RMB126.3 million in 2009, or 6.8% of our revenues. Revenues from Yingtaiqing increased to RMB 175.3 million in 2010, representing 8.2% of our revenues, from RMB 151.3 million in 2009, or 8.2% of our revenues.

Gross Profit and Gross Margin. Our gross profit increased by 17.1% to RMB1,799.3 million in 2010 from RMB1,536.1 million in 2009. Our gross margin increased to 84.0% in 2010 from 82.7% in 2009. The increase in gross profit and gross margin was primarily due to the increase in sales of Endu and Sinofuan as a percentage of our revenues, as these products have relatively high gross profit margins as compared to our other major products.

Operating Expenses. Our operating expenses increased by 10.3% to RMB1,581.4 million in 2010 from RMB1,433.9 million in 2009. Operating expenses as a percentage of our revenues decreased to 73.9% in 2010 from 77.2% in 2009.

•                                          Research and Development Expenses. Our research and development expenses decreased to RMB125.7 million in 2010 from RMB133.0 million in 2009. Research and development expenses as percentage of our revenues decreased to 5.9% in 2010 from 7.2% in 2009. The decrease in research and development expenses was primarily due to increases in government research and innovation subsidies recognized from RMB0.5 million in 2009 to RMB 5.7 million in 2010 and significant initial payments for technology know-how acquired from pharmaceutical companies and universities in 2009.

•                                          Sales, Marketing and Distribution Expenses. Our sales, marketing and distribution expenses increased by 18.3% to RMB1,186.1 million in 2010 from RMB1,002.4 million in 2009. The increase was mainly attributable to the expansion of our sales team together with higher promotion and advertisement costs. Sales, marketing and distribution expenses as a percentage of our revenues increased to 55.4% in 2010 from 53.9% in 2009.

•                                          General and Administrative Expenses. Our general and administrative expenses increased by 21.3% to RMB269.5 million in 2010 from RMB222.1 million in 2009. The increase was primarily related to depreciation expenses and staff costs. General and administrative expenses as a percentage of our revenues increased to 12.6% in 2010 from 12.0% in 2009.

Interest Income. Our interest income decreased to RMB4.2 million in 2010 from RMB8.9 million in 2009. This decrease was due to the decreased average balance of our cash and cash equivalents.

Interest Expense. Our interest expense increased by 64.3% to RMB19.9 million in 2010 from RMB12.1 million in 2009. This increase was primarily due to the increase in factoring discounts in respect of bills receivables sold to the financial institutions and additional loans borrowed in 2010.

Foreign Currency Exchange Gains, Net. Our foreign currency exchange gains totaled RMB5.5 million in 2010 which represent unrealized gains resulting from the translation of U.S. dollar-denominated intercompany loans to our PRC subsidiaries that were converted to Renminbi and realized gains resulting from the repayment of the above mentioned U.S. dollar-denominated intercompany loans by our PRC subsidiaries. As these intercompany loans are not considered long-term investment in nature and given the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gains or losses arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while gains and losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income.

Other Income. We had other income of RMB2.3 million in 2010 compared to RMB3.0 million in 2009 which mainly represents an incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering.

Equity in Losses of Equity Method Affiliated Companies. Our equity in losses of equity method affiliated companies in 2010 represented the loss of the 35.0% equity interest in Shanghai Celgent amounting to RMB14.7 million. Our equity in losses of equity method affiliated companies in 2009 mainly represented the remeasurement loss of the previously held equity interest in Jiangsu Quanyi amounting to RMB55.6 million.

Income Tax Expense. Income tax expense decreased to RMB10.6 million in 2010 from RMB16.9 million in 2009. Our effective income tax rates in 2009 and 2010 were 36.9% and 5.4%, respectively. The higher effective income tax rate in 2009 resulted primarily from the non-deductible impairment loss of goodwill and re-measurement loss of previously held equity interest in Jiangsu Quanyi in 2009. The lower effective income tax rate in 2010 resulted mainly from tax holidays and preferential tax rates enjoyed by some of our PRC subsidiaries during 2010, and for certain deferred tax assets, the effect of a higher tax rate applied for their future tax benefits.

Net Income Attributable to the Redeemable Noncontrolling Interest and the Noncontrolling Interest. Net income attributable to the noncontrolling interests increased to RMB12.2 million in 2010 from RMB2.4 million in 2009. Net income attributable to the noncontrolling interests were lower in 2009 because the noncontrolling interests’ shares of profits of Jilin Boda and Simcere Zhong Ren in 2009 were offset by the noncontrolling interests’ share of the goodwill impairment charge of Jiangsu Quanyi.

Net Income Attributable to Simcere Pharmaceutical Group. As a result of the foregoing, our net income increased by 552.4% to RMB172.4 million, in 2010 from RMB26.4 million, in 2009, while net margin increased to 8.1% in 2010 from 1.4% in 2009.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations.  According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was -0.7% , 3.3% and 5.4% in 2009, 2010 and 2011, respectively.

B.             Liquidity and Capital Resources

Liquidity and Capital Resources

Following is a summary of our net cash flows for the years indicated:

	Year Ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	$
	(in thousands)
Net cash provided by (used in) operating activities	418,314	132,260	(176,893)	(28,106)
Net cash used in investing activities	(457,672)	(202,205)	(228,181)	(36,254)

Net cash provided by (used in) financing activities	(330,851)	(97,738)	342,948	54,489
Effect of exchange rate changes on cash and cash equivalents	(117)	(1,222)	(1,607)	(255)
Net decrease in cash and cash equivalents	(370,326)	(168,905)	(63,733)	(10,126)
Cash and cash equivalents at beginning of year	812,814	442,488	273,583	43,468
Cash and cash equivalents at end of year	442,488	273,583	209,850	33,342

As of December 31, 2010 and 2011, we had RMB273.6 million and RMB209.9 million ($33.3 million) in cash and cash equivalents, respectively. Our cash and cash equivalents primarily consist of cash on hand, cash deposited in banks and interest-bearing savings accounts. The decrease in cash and cash equivalents was primarily due to the combined effects of the acquisition of additional equity interest in Jilin Boda, the repurchase of our ordinary shares, the purchase of property, plant and equipment, the payments of deposits for the purchase of land use rights and the timing of cash receipts and payments in the ordinary course of our business.

Operating Activities

Cash flows from operating activities changed from net inflow in 2010 to net outflows in 2011, which was primarily due to the slow-down of payment from customers under the tight financing environment in China and more settlement of accounts receivable by our customers with bills receivable instead of cash in 2011. Bills receivable are short-term notes receivable issued by a financial institution that entitle us to receive the full face amount at maturity, which generally ranges from three to six months from the date of issuance. Although the increased use of bills receivable by our customers has an adverse impact on the timing of our cash inflows from operating activities, it significantly reduces our credit risk exposure. As our business continues to expand, we expect more accounts receivable to be settled with bills receivable. We do not expect any significant change to the credit terms offered to our customers or the payment terms offered by our vendors that would have a material impact on timing of customer receipts and vendor payments in foreseeable future periods.

Investing Activities

Net cash used in investing activities was RMB228.2 million ($36.3 million) during 2011, mainly for the purchase of property, plant and equipment and intangible assets, and payments of deposits for the purchase of property, plant and equipment, intangible assets and land use rights of RMB216.6 million ($34.4 million)

Net cash used in investing activities was RMB202.2 million during 2010, mainly for the purchase of property, plant and equipment of RMB188.8 million.

Financing Activities

Net cash provided by financing activities was RMB 342.9 million ($54.5 million) during 2011, primarily due to proceeds from bank borrowings of RMB 436.8 million ($69.4 million) partially offset by our payment for the acquisition of 39.19% and 9.80% equity interest in Jinlin Boda for cash consideration of RMB52.8 million ($8.4 million) and repurchase of our ordinary shares of RMB32.0 million ($5.1 million).

Net cash used in financing activities was RMB97.7 million during 2010, primarily for the repurchase and retirement of our ordinary shares of RMB127.5 million and the acquisition of the 39.19% interest in Jilin Boda of RMB144.0 million and the 14.3% interest in Nanjing Tung Chit of RMB6.3 million, which was partially offset by the net proceeds from loan borrowing and repayment of RMB180.0 million.

We believe that our current levels of cash and cash flows from bank borrowings and loans will be sufficient to meet our anticipated cash needs and commitments, including our working capital needs, for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Capital expenditures

In 2009, 2010 and 2011, our capital expenditures totaled RMB141.3 million and RMB188.8 million and RMB216.6 million ($34.4 million), respectively. In past years, our capital expenditures consisted primarily of the costs of obtaining land use rights and the purchases of property, plant and equipment and our research and development facilities. Our capital expenditures in 2012 will be used mainly for the relocation of our manufacturing facility in Nanjing, establishment of our research and development center in Beijing and payments for the purchase of land use rights. We expect to use cash generated by financing activities and our cash in hand to pay for our capital expenditures in 2012.

C.            Research and Development, Patents and Licenses, etc

Our Strategy

We aim to balance our research and development efforts between the development of first-to-market generic pharmaceuticals and innovative pharmaceuticals. We perform thorough market analysis before commencing a research and development project to determine whether the pharmaceutical is commercially viable, is able to achieve widespread acceptance in the marketplace, and for new generic pharmaceuticals, whether such generic pharmaceutical will be the first generic version on the market. We focus our research and development efforts on pharmaceuticals used to treat diseases with a high incidence and/or mortality rate that, at the same time, lack effective pharmacotherapy, such as cancer, cardiovascular and cerebrovascular diseases, rheumatoid arthritis and infectious diseases. Our vaccine research is also focused on diseases with high incidence of occurrences. We believe such research and development strategy will lead to the development of products that have a high potential for commercialization and can maximize our growth rate and profit margins. In addition, we will continue to enhance our existing portfolio of pharmaceuticals by improving their convenience (such as the reduction in the frequency of administering medicines) and/or their therapeutic benefits. Our research and development team also assists our manufacturing division in resolving technical issues and improving manufacturing processes and techniques.

Our Capability

As of March 31, 2012, we had 328 research staff members, 174 of whom held master’s degrees and 49 of whom held Ph.D. degrees, including 24 staff members with overseas training and/or work experience. Our research and development activities are primarily conducted by our operating subsidiaries in China, Simcere Research, located in Nanjing, Jiangsu Province, and Shanghai Simcere Pharmaceutical R&D Co., Ltd., located in Shanghai. See “Item 4. Information on the Company—B. Business Overview— Our Products—Our Innovative Pharmaceutical Endu (Recombinant Human Endostatin Injection)” for more information as to our anti-cancer research and development activities. We have several technology platforms and are capable of conducting research on both chemical pharmaceuticals and biopharmaceuticals. We have also established a post-doctoral research program in December 2003 through our research facility in Nanjing, where we offer post-doctoral researchers the opportunity to conduct innovative research and development projects under the guidance of our internal and external research scientists. We believe our post-doctoral program provides us with a means to attract top academic talent to join our company. As of December 31, 2011, we had 12 post-doctoral researchers participating in this program.

Collaborative Research

In September 2007, our subsidiary Simcere Research entered into a technology development agreement with China Pharmaceutical University to develop Endu as a long acting pharmaceutical through the PEGylation process. The PEGylated Endu will reduce the number of times for which Endu is required to be administered to once every week or two weeks. The amount to be paid under the agreement is RMB2.9 million and as of January 31, 2012, Simcere Research has paid an aggregate of RMB 1.3 million ($0.2 million). In addition, Simcere Research has agreed under the agreement to transfer to China Pharmaceutical University 0.5% of the total revenues derived from the sales of this pharmaceutical every year for three years upon successfully obtaining new medicine certificate. The pre-clinical trials of PEGylated Endu were completed and we applied with the SFDA for clinical testing in July 2011.

We also entered into an agreement in January 2007 with Advenchen, a pharmaceutical research and development company in the United States as a research partner to engage in the research and development of, clinical studies for, and the commercialization of an anti-cancer pharmaceutical based on a chemical compound owned by Advenchen. Under the terms of the agreement, we agreed to provide research assistance and funding of up to RMB30.0 million of which RMB2.0 million was provided in February 2007. We provided an additional RMB1.0 million upon receiving three successful batches of anti-cancer pharmaceutical samples in July 2007. Another RMB1.0 million was paid upon the launch of the pre-clinical study in July 2008. In 2011, we paid RMB 6.0 million ($1.0 million) upon receiving the IND approval from SFDA. The remaining RMB20.0 million will be further provided if additional milestones as set forth under the agreement are achieved. We also have a right to terminate the agreement if Advenchen cannot successfully obtain a valid invention patent in China for the chemical compound it owns at which point we will terminate any further research and development activities under the agreement, and Advenchen will refund half of the funding already provided to it under the agreement. Pursuant to the agreement, we will be entitled to all intellectual property rights, the right to commercialize and all interests in the anti-cancer pharmaceutical in China, and will share equally with Advenchen the intellectual property rights outside of China. In addition, we will pay Advenchen 3.5% of total revenues from the sales of the anti-cancer pharmaceutical in China, deducting the costs of packing, transportation, advertising and marketing, taxation, discounts and other relevant costs, until the expiration of its patent period, provided that the anti-cancer pharmaceutical is successfully developed and commercialized. We began in 2008 pre-clinical trials of the anti-cancer pharmaceutical under the agreement, including the pharmacodynamics research on lung cancer, animal pharmacokinetics research and safety evaluation research, and completed the pre-clinical studies by the end of 2009. We have applied with the SFDA for clinical testing in 2010 and obtained the IND approval from SFDA in 2011.

On December 12, 2008, we entered into an agreement to collaborate on the co-development and production of humanized RabMAb ® antibody therapeutics for tumors with Epitomics, Inc., a provider of humanized rabbit monoclonal antibodies for therapeutic use. Under the agreement, we and

Epitomics, Inc. will collaborate on pre-clinical and clinical trials, product manufacturing, and product distribution in the international markets. We will have the exclusive production and distribution rights in China. We agreed to pay a total funding of up to $5.0 million of which $1.0 million was paid to acquire the license rights of in-process R&D materials in January 2009. The remaining $4.0 million will be provided at various dates upon the achievement of certain milestones as set forth under the agreement. The pre-clinical studies were completed and we have applied with the SFDA for clinical testing at the end of 2010.  According to the agreement, we will hold the rights to commercialize the drug in China and Epitomics, Inc. will hold the rights to commercialize the drug outside China. In addition, if the anti-cancer pharmaceutical is successfully developed and commercialized, we will pay Epitomics, Inc. royalties on the net sales derived from the sales of this drug in China upon achieving certain agreed annual net sales level.

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

In October 2009, we entered into an agreement with OSI Pharmaceuticals, Inc., a NASDAQ-listed pharmaceutical company specialized in discovery and development of innovative molecular targeted therapies, to develop, manufacture, and market its KDR/Kit inhibitor OSI-930 in China. Under the agreement, we agreed to provide a fixed amount of funding. A portion of which was paid to acquire the license right of technical know-how, while the remaining will be provided at various dates upon the achievement of certain milestones as set forth under the agreement. OSI-930 is an orally active inhibitor of two clinically validated targets: c-Kit and the vascular endothelial growth factor receptor-2 (VEGFR-2). OSI-930 is designed to target both cancer cell proliferation and blood vessel growth (angiogenesis) in selected tumors. In preclinical studies, OSI-930 shows broad efficacy in tumor models representative of small cell lung cancer, glioblastoma, colorectal, renal, head and neck, non-small cell lung cancer and gastric cancers. We applied with the SFDA for clinical testing in 2010.

In November 2010, we formed a strategic partnership with Bristol-Myers Squibb, or BMS, to co-develop BMS-817378, a pre-clinical small molecule MET/VEGFR-2 inhibitor. Under the agreement, we will receive exclusive rights to develop and commercialize BMS-817378 in China while BMS will retain exclusive rights in all other markets. The parties will together determine the strategic development plan, which will initially be implemented by us. This arrangement represents a creative approach to accelerate the development process from preclinical oncology compound to clinical proof-of-concept by leveraging the complementary strengths of a premier Chinese pharmaceutical company and a global pharmaceutical company.  We successfully completed preclinical studies and submitted IND application in October 2011. Our IND application is under the review by the Center for Drug Evaluation.

In May 2011, we entered into a strategic research and development collaboration agreement with Nanjing Medical University to develop SIM11057, a stroke management medication with novel mechanism and target.

In October, 2011, we signed a strategic cooperation agreement with Suzhou NeuPharman Co., Ltd, or NewPharma, to develop and produce novel drugs. NeuPharma will provide anti-cancer lead compounds, while we will contribute the further research and development. We agreed to provide a fixed amount of funding at various dates upon the achievement of certain milestones as set forth under the agreement.

In December 2011, we expanded the existing drug development partnership with BMS to focus on the co-development of BMS’s cardiovascular disease candidate, BMS-795311, a preclinical-stage small molecule inhibitor of the cholesteryl ester transfer protein. Under the terms of the co-development agreement, we are expected to receive an exclusive license to develop and market the drug in China while BMS will retain exclusive rights in all other markets.

Product Candidates

We are developing a number of new pharmaceuticals through our in-house expertise and through joint research and development efforts with universities and research institutions in China.

As of March 31, 2012, we had over 10 product candidates in various stages of development. Details of the product candidates that we believe have the highest potential for commercialization in the next two or three years are summarized below:

Product Candidate	Therapeutic Effects and Scope of Applications	Status	Patentable	Potential Monitoring Period
Bendamusting Hydrochloride for Injection	Treatment of chronic lymphocytic leukemias (CLL), Indolent B cell non-Hodgkin’s lymphoma (NHL)	Phase III Clinical Study	No	4 years

Bendamusting Hydrochloride for Injection.Bendamustine Hydrochloride, an alkylating agent that also has characteristics of antimetabolites, is a nitrogen mustard class of anticancer drugs used for the treatment of chronic lymphocytic leukemias, Indolent B cell non-Hodgkin’s lymphoma and other diseases. We are conducting Phase III clinical study for this product candidate, and the study is expected to be completed by the end of 2012. We plan to subsequently submit the New Drug Application to SFDA in 2013.

Intellectual Property

We are committed to the development and protection of our intellectual property portfolio. We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. We own and have applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business. As of the date of Mar. 31, 2012, we hold 32 patents in China, three patents in the United States, one patent in Australia and one patent in Europe. We also hold one utility model patents and 34 design patents. In addition, we have 104 pending patent applications in China and 13 pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally.

The validity period for our utility model patents and design patents are both 10 years and the validity period for our patents is 20 years, starting from the date the application was filed. All of these patents were issued in China. As with patent rights in most other jurisdictions, a patent holder in China enjoys the exclusive right to exclude others from using, licensing and otherwise exploiting the patent in China. However, there is no assurance that our patents will not be challenged in China, which could be costly to defend and could divert our management from their normal responsibilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—We may be involved in litigation, arbitration or other legal proceedings from time to time that require extensive management attention and resources and may be expensive, time-consuming and disruptive and

Litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.” In addition, if such challenge is successful, it could result in an adverse effect on our business.

We rely on trademarks to protect our branded generic pharmaceuticals, which constitute a significant portion of our sales and are not protected by patents. As of March 31, 2012, we maintained 741 trademark registrations in China, including the Chinese characters for Bicun, Zailin, Yingtaiqing, Anqi and Biqi. We have also applied for an additional 26 trademarks. Under PRC law, we have the exclusive right to use a trademark for products and services for which such trademark has been registered with the PRC Trademark Office of the State Administration for Industry and Commerce. Trademark registration is valid for ten years, starting from the day the registration is approved. If we believe that a third party has infringed upon the exclusive right of our registered trademark, we may, through appropriate administrative and civil procedures prescribed, institute proceedings to request the relevant authority for an injunction or to resolve the infringement through consultation. The relevant authority can also impose fines, confiscate or destroy the infringing products or equipment used to manufacture the infringing products.

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

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2011:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Short-term borrowings	816,150	—	—	—	816,150
Interest payments	29,248	—	—	—	29,248
Payable for acquisitions	41,810	—	—	—	41,810
Liabilities for uncertain tax position	—	23,625	—	—	23,625
Payable for intangible assets acquisition(1)	—	8,000	—	—	8,000
Operating lease commitments	2,504	864	46	9	3,423
Advertising and research and development projects	7,674	—	—	—	7,674
Capital commitments	13,679	—	—	—	13,679

Total	911,065	32,489	46	9	943,609

(1) The payment term is subject to the annual sales of Iremod in the coming years. The years of contractual obligation are estimated based on management’s sales forecast.

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

Item 6.                                                                                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Jinsheng Ren	51	Chairman of the board of directors and chief executive officer
Guoqiang Lin(1)(3)	69	Independent director
Hongquan Liu(1)(2)(3)	53	Independent director
Gary Siu Kwan Sik(1)(2)	45	Independent director
John Huan Zhao	49	Director
Yehong Zhang	49	President
Hong Zhao	49	Executive vice president
Jindong Zhou	50	Executive vice president
Xiaojin Yin	53	Senior vice president of research and development
Yushan Wan	42	Acting chief financial officer
Quanfu Feng	47	Vice president of marketing
Jialun Tian	47	Vice president of hospital sales
Zhengliang Shi	48	Vice president of hospital sales
Peng Wang	53	Chief scientific officer
Jie Liu D’Elia	38	Vice president
Haibo Qian	49	Secretary to the board of directors and company secretary

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

Professor Guoqiang Lin, an organic chemist, is an independent director of our company. Prof. Lin is the chairman of our corporate governance and nominating committee and a member of our audit committee. Prof. Lin received a bachelor’s degree in Chemistry from Shanghai University of Science and Technology (now Shanghai University) in 1964. He entered the postgraduate program of Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences in 1964 and graduated from it in 1968. Prof. Lin is a researcher for the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences since 1989. He has worked as a visiting scholar in Royal Institute of Sweden, Pittsburgh University of U.S. and SmithKline Pharmaceuticals.

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

Mr. Gary Siu Kwan Sik is an independent director of our company. Mr. Sik is the chairman of our audit committee and a member of our compensation committee. Mr. Sik has more than twenty years of experience in investment banking and finance. He has held senior positions with a number of major international investment banks, as well as the Hong Kong operations of the securities and investment banking division of a state-owned PRC bank, responsible for business development and regional business operations. Mr. Sik achieved his Bachelor’s degree in engineering science and Master’s degree in Arts from Oxford University in 1989 and 2006, respectively. Mr. Sik is a member of The Institute of Chartered Accountants in England and Wales and a fellow member of Hong Kong Institute of Certified Public Accountants. He is an executive director of C Y Foundation Group Limited and an independent non-executive director of China Glass Holdings Limited a company, both of which are listed on the Stock Exchange of Hong Kong Limited. Mr. Sik is also an independent non-executive director of China Nepstar Chain Drugstore Limited, a company listed on the New York Stock Exchange.

Mr. John Huan Zhao is a director of our company. Mr. Zhao also serves as the chief executive officer of Hony Capital Limited and an Executive Vice President and an executive director at Legend Holdings Limited. Prior to joining Hony Capital Limited and Legend Holdings Limited in 2003, Mr. Zhao was the advisor to the chief executive officer of UTStarcom Inc. and Lenovo Group Ltd. from 2002 to 2003. From 2001 to 2002, he was a managing director of eGarden Ventures, Ltd. Prior to that, he was the chairman, president and chief executive officer of Infolio, the chairman, president and chief executive officer of Vadem Ltd. and senior manager of U.S. Robotics, Inc. and Shure Brothers, Inc. Mr. Zhao received a bachelor’s degree in Physics from Nanjing University in 1984, dual master’s degrees in Electrical Engineering and Physics from Northern Illinois University in 1990, and a MBA degree from the Kellogg School of Management at Northwestern University in 1996.

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

Dr. Peng Wang is our chief scientific officer. He has 19 years experience in pharmaceutical research and development, most recently served as the Vice President of Discovery Biology at Wuxi AppTec Co., Ltd. (formerly as Wuxi PharmaTech Co., Ltd.). Prior to WuXi AppTec, Dr. Wang was a research fellow at Schering-Plough Research Institute where he worked for 18 years. Dr. Wang received his Ph.D. degree in Biochemistry from the University of Tokyo in 1990.

Dr. Jie Liu D’Elia is the President of Simcere of America, and the Corporate Vice President of International Business Development at Simcere Pharmaceutical Group. She is based in Seattle, Washington and Princeton, New Jersey. Dr. D’Elia has over twelve years of experience in the pharmaceutical industry. She joined Simcere from Allozyne, Inc., a Seattle-based biotech company in 2009, where she served as its Vice President of Business Development and Licensing. Prior to Allozyne, Dr. D’Elia spent two years in Shanghai and served as the Head of Business Development and Strategic Planning at AstraZeneca China, where she directed the licensing initiatives and the planning efforts for AstraZeneca’s late-stage products in the China market. Previously, Dr. D’Elia worked as a Consultant at the New York office of the Boston Consulting Group, advising Fortune 500 companies on strategy and operational issues. Dr. D’Elia holds an MBA from Columbia Business School and a Ph.D. in Pharmaceutical Sciences from the University of Texas at Austin.

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

The address of our directors and executive officers is c/o Simcere Pharmaceutical Group, No. 699-18 Xuan Wu Avenue, Xuan Wu District, and Nanjing, Jiangsu Province 210042, the People ‘s Republic of China.

B.             Compensation

Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation to our executive officers, including all the directors, was RMB16.6 million ($2.6 million). For share-based compensation, see “—2006 Share Incentive Plan.”

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

Our board of directors and shareholders authorized the issuance of up to 12,000,000 ordinary shares upon exercise of awards granted under our 2006 share incentive plan. On November 15, 2006, we granted 10,000,000 options to our senior management and key employees with an exercise price of $4.20 per share. On March 29, 2007, we granted 1,045,000 options to our independent directors and certain of our employees with an exercise price equal to $6.75. On May 5, 2008, we granted 400,000 options to one of our officers with an exercise price equal to $6.755. On December 24, 2008, we also granted 100,000 options to one of our officers with an exercise price equal to $3.445. On September 1, 2010, we granted 978,000 options to our officers and key employees with an exercise price of $4.545 per share. On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible directors, employees and consultants the right to exchange vested and unvested outstanding share options to purchase our ordinary shares granted under the 2006 Share Incentive Plan for our restricted shares. The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that were validly tendered in the exchange offer. A total of 154 directors and employees accepted the offer, and tendered options to purchase an aggregate of 9,802,400 ordinary shares in exchange for 1,833,990 vested shares and 2,916,028 non-vested shares, which were granted on May 7, 2009. The exchange of the share option awards for restricted shares was accounted for as a modification of awards which involves a cancellation of the original award and an issuance of a new award. The effect of this award modification on share-based compensation expense over the remaining requisite service period was insignificant. This exchange program is expected to provide additional incentive and retention value.

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

During 2011, we issued 364,000 restricted shares to our officers and key employees under our 2006 share incentive plan.

The restricted shares to our directors, officers and employees are listed below.

Name	Number of Restricted Shares Granted		Date of Grant of Restricted Shares	Date of Grant of Cancelled Option	End of Vesting Period
Jinsheng Ren	2,665,998		May 7, 2009	November 15, 2006	November 14, 2011
Yehong Zhang	*	(1)	March 9, 2010	n/a	March 9, 2013
Yushan Wan	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Hong Zhao	*	(1)	February 12, 2011	n/a	February 11, 2014
Jindong Zhou	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Xiaojin Yin	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Jialun Tian	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Quanfu Feng	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Zhengliang Shi	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Guoqiang Lin	*	(1)	May 7, 2009	March 29, 2007	March 28, 2012
			March 9, 2010	n/a	March 8, 2012
Hongquan Liu	*	(1)	May 7, 2009	March 29, 2007	March 28, 2012
			March 9, 2010	n/a	March 8, 2012
Gary Siu Kwan Sik	*	(1)	May 7, 2009	March 29, 2007	March 28, 2012
			March 9, 2010	n/a	March 8, 2012
Peng Wang	*	(1)	October 14, 2009	n/a	October 13, 2014

Jie Liu D’Elia	*	(1)	October 14, 2009	n/a	October 13, 2014
Other employees as a group(2)	1,392,426		May 7, 2009	November 15, 2006	November 14, 2011
Other employees as a group(2)	12,024		May 7, 2009	March 29, 2007	March 28, 2012
Other employees as a group(2)	188,414		May 7, 2009	May 5, 2008	March 8, 2013
Other employees as a group(2)	63,372		May 7, 2009	December 24, 2008	August 31, 2013
Other employees as a group(2)	40,000		October 14, 2009	n/a	October 13, 2014
Other employees as a group(2)	40,000		December 4, 2009	n/a	December 3, 2014
Other employees as a group(2)	10,000		January 10, 2010	n/a	January 9, 2015
Other employees as a group(2)	40,000		February 26, 2010	n/a	February 25, 2015
Other employees as a group(2)	100,000		April 16, 2010	n/a	April 15, 2015
Other employees as a group(2)	40,000		July 1, 2010	n/a	June 30, 2015
Other employees as a group(2)	40,000		July 26, 2010	n/a	July 25, 2015
Other employees as a group(2)	20,000		August 16, 2010	n/a	August 15, 2015
Other employees as a group(2)	40,000		September 1, 2010	n/a	August 31, 2015
Other employees as a group(2)	40,000		October 1, 2010	n/a	September 30, 2015
Other employees as a group(2)	20,000		October 18, 2010	n/a	October 17, 2015
Other employees as a group(2)	30,000		November 1, 2010	n/a	October 31, 2013
Other employees as a group(2)	10,000		November 17, 2010	n/a	November 16, 2013
Other employees as a group(2)	7,600		February 28, 2011	n/a	February 27, 2014
Other employees as a group(2)	40,000		March 1, 2011	n/a	February 29, 2016
Other employees as a group(2)	30,000		April 1, 2011	n/a	March 31, 2014
Other employees as a group(2)	7,600		May 16, 2011	n/a	May 15, 2014
Other employees as a group(2)	8,800		July 1, 2011	n/a	June 30, 2014
Other employees as a group(2)	20,000		July 1, 2011	n/a	June 30, 2016
Other employees as a group(2)	30,000		August 1, 2011	n/a	July 31, 2014
Other employees as a group(2)	40,000		September 21, 2011	n/a	September 20, 2016

The options to our officers and employees as listed below:

Name	Number of Ordinary Underlying Options Granted		Exercise Price ($/Share)	Date of Grant	Date of Expiration
Yushan Wan	*	(1)	$4.545	September 1, 2010	August 31, 2015
Jialun Tian	*	(1)	$4.545	September 1, 2010	August 31, 2015
Quanfu Feng	*	(1)	$4.545	September 1, 2010	August 31, 2015
Zhengliang Shi	*	(1)	$4.545	September 1, 2010	August 31, 2015
Other employees as a group(2)	956,000		$4.545	September 1, 2010	August 31, 2015

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

Employee Pension and Other Retirement Benefits

Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. Contributions of RMB22.7 million ($3.6 million) were paid for the year ended December 31, 2011, which were charged to expense. We have no other obligation to make payments in respect of retirement benefits of our employees.

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

D.            Employees

We had 3,974, 4,046 and 4,334 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees for each of our areas of operation and as a percentage of our total workforce as of December 31, 2011:

	Number of Employees	Percentage of total
Marketing and brand management	1,991	45.9%
Manufacturing and quality control	1,282	29.6%
General and administration	675	15.6%
Research and development	386	8.9%

Total	4,334	100%

We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses, in respect of the retired benefits. The total amount of contributions we made to employee benefit plans in 2009, 2010 and 2011, was RMB10.2 million, RMB15.6 million and RMB22.7 million ($3.6 million) respectively.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E.             Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 18, 2012, the latest practicable date, by:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jinsheng Ren(3)	40,216,590	38.2
Guoqiang Lin	*	*
Hongquan Liu	*	*
Gary Siu Kwan Sik	*	*
John Huan Zhao(4)	17,924.692	17.0
Yehong Zhang
Yushan Wan	*	*
Hong Zhao	*	*
Jindong Zhou	*	*
Xiaojin Yin	*	*
Jialun Tian	*	*
Zhengliang Shi	*	*
Quanfu Feng	*	*
Peng Wang	*	*
Haibo Qian	*	*
Jie Liu D’Elia	*	*
All directors and executive officers as a group	58,141,282	55.2

Principal Shareholders:
New Good Management Limited(5)	37,550,602	35.7
Assure Ahead Investments Limited(6)	17,924,692	17.0
King View Development International Limited(7)	11,820,000	11.2
Fosun Industrial Co., Limited(8)	8,039,074	7.6

*                 Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)  Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)  The number of shares outstanding in calculating the percentages for each listed person includes, as applicable, (i) the ordinary shares underlying share options exercisable by such person, and (ii) restricted shares awarded to such person that are vested but yet to be duly registered or that can be vested, in each case within 60 days of the date of this annual report. Percentage of beneficial ownership of each listed person is based on 105,285,416 ordinary shares outstanding as of April 18, 2012 and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted shares awarded to such person that are vested but yet to be duly registered or that can be vested, in each case within 60 days of the date of this annual report.

(3)  Includes 37,550,602 ordinary shares directly held by New Good Management Limited, a British Virgin Islands company, which is controlled by Mr. Ren, and 2,665,988  restricted shares that have vested as of the date hereof. Mr. Ren is the chairman of the board of directors and the controlling shareholder of New Good Management Limited.

(4)  Represents 17,924,692 ordinary shares directly held by Assure Ahead Investments Limited. Mr. Zhao, a director of Assure Ahead Investments Limited, disclaims beneficial ownership of shares held by Assure Ahead Investments Limited except to the extent of his pecuniary interests in those shares.

(5)  New Good Management Limited is a British Virgin Islands company that is controlled by Mr. Jinsheng Ren and beneficially owned by Messrs. Jinsheng Ren, Jindong Zhou, Feifei Gao, Weidong Ren, Xiaojin Yin, Haibo Qian, Suqin Peng and Yong Ren. Mr. Ren is the chairman of the board of directors and the controlling shareholder of New Good Management Limited. The address of New Good Management Limited is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, and British Virgin Islands.

(6)  Assure Ahead Investments Limited is a British Virgin Islands company that is 100.0% owned by Hony Capital II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands; Hony Capital II, L.P.’s general partner is Hony Capital II GP Ltd., which is wholly owned by Legend Holdings Limited (through its wholly owned subsidiary, Right Lane Limited), an investment holding company incorporated in the PRC. Legend Holdings Limited is 36% owned by Chinese Academy of Sciences Holdings Co., Ltd, an asset management vehicle wholly owned by the Chinese Academy of Sciences, or CAS. CAS is a national academic and research institution owned and controlled by the PRC government. The address for Assure Ahead Investments Limited is at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The directors of Assure Ahead Investments Limited, Shunlong Wang and So Wai Yin have voting and investment power over the shares that this shareholder beneficially owns.

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

(8)  Beneficial ownership calculation is based solely on a review of a Schedule 13D/A filing made with the SEC on March 21, 2012.

To our knowledge, as of April 18, 2012, other than the 33.8% of our ordinary shares underlying our ADSs which were held by The Bank of New York Mellon, the depositary of our ADR program, none of our ordinary shares were held in the United States. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For the options and restricted shares granted to our directors, officers and employees, see “Item 6. Directors, Senior Management and Employees —B. Compensation.”

Item 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.             Related Party Transactions

Transactions with Companies in Which a Major Shareholder had Equity Interests

We purchased packaging and raw materials from Simcere Zaikang Jiangsu Medical Co., Ltd, or Simcere Chain Drug Store, a subsidiary of Jiangsu Simcere China Drug Store Co., Ltd. in which certain shareholders of New Good Management Limited held equity interests, amounting to RMB0.4 million, approximately nil and nil in 2009, 2010 and 2011, respectively.

We also sold pharmaceutical products to Simcere Chain Drug Store. In 2009, 2010 and 2011, we sold pharmaceutical products to this related party amounting to RMB0.2 million, nil and nil, respectively. We also sold pharmaceutical products to Jiangsu Simcere Zaikang  Medical Co., Ltd, in which certain shareholders of New Good Management Limited held equity interests, amounting to RMB4.4 million, RMB6.2 million and RMB8.7 million ($1.4 million) in 2009 and 2010 and 2011, respectively. We purchased the packaging materials and sold the pharmaceutical products in the normal course of business at prices determined on an arm’s length basis.

Transactions with a Minority Shareholder

In 2008, we provided an RMB20.0 million secured loan to the noncontrolling shareholder of Simcere Zhong Ren for its operating purpose. The loan bears a floating interest rate and is secured by the noncontrolling shareholder’s entire equity interest in Simcere Zhong Ren. On July 1, 2009 and 2010, the loan together with the accumulated interest of RMB1.6 million was renewed and extended for another one year. On July 1, 2011, the loan was renewed and agreed to be repaid in installments, with RMB5.6 million ($0.9 million), RMB10.0 million ($1.6 million) and RMB6.0 million ($1.0 million) to be repaid before June 30, 2012, 2013 and 2014, respectively.

In 2009, we purchased pharmaceutical products from Wuhu Zhong Ren Pharmaceutical Co., Ltd., a wholly owned subsidiary of a noncontrolling shareholder of Simcere Zhong Ren, amounting to RMB2.1 million. We purchased the pharmaceutical products in the normal course of business at prices determined on an arm’s length basis.  In 2011, we purchased raw materials from the noncontrolling shareholder of Simcere Zhong Ren, amounting to RMB0.4 million ($0.1 million).

Transaction with a Company with a Director who is also a Director of our Company

In 2009, we paid professional service fee to Hony Investment Management Ltd. for corporate consultancy service amounting to RMB2.0 million. We paid for professional service in the normal course of business at a fee determined on an arm’s length basis.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—2006 Share Incentive Plan.”

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

Item 8. FINANCIAL INFORMATION

A.             Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We entered into agreements in October and November 2009 to acquire Jiangsu Quanyi through the acquisition of the entire equity interest in ChinaVax, a Cayman Islands company that, as its sole business, held a 15% stake in Jiangsu Quanyi for cash consideration. After we entered into the share purchase agreements in October and November 2009 to acquire 15% equity interest in Jiangsu Quanyi, but prior to the full completion of the transaction, we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine. On May 15, 2010, Jiangsu Quanyi received a notification from the Changzhou Food and Drug Administration, which assessed a fine of RMB25.6 million, consisting of penalties and confiscable revenues from past sales of substandard human-use rabies vaccine, against Jiangsu Quanyi. The notification also stated that Jiangsu Quanyi must bear the cost of patient re-vaccinations of approximately RMB23.0 million. In addition, the People’s Court of Tianning District, Changzhou imposed a fine of RMB1.6 million on Jiangsu Quanyi for its past sales of substandard human-use rabies vaccine. On January 24, 2011, the final judgment issued by the Intermediate People’s Court of Changzhou imposed an additional penalty of RMB3.0 million on Jiangsu Quanyi. During the year ended December 31, 2010, RMB10.2 million of the penalty was paid. During the year ended December 31, 2011, RMB10.0 million ($1.6 million) of penalty and RMB13.5 million ($2.1 million) of cost of patient re-vaccinations were paid. As of December 31, 2011, RMB10.0 million ($1.6 million) of penalty and RMB9.5 million ($1.5 million) of cost of patient re-vaccinations remained unpaid. Subsequent to December 31, 2011, RMB10.0 million ($1.6 million) of penalty was paid. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—The penalties imposed on Jiangsu Quanyi could have a material adverse effect on our business, financial condition and results of operations and damage our reputation.”

In August 2011, Shandong Simcere filed lawsuits in Protgen, a biotech company with operations in Beijing, and its major shareholder, Mr. Yongzhang Luo, claiming ownership of several patents and patent applications relating to a method of prolonging the half-life of recombinant human endostatin and seeking damages. Mr. Luo acted as the vice chairman of the board, general manager, and chief science officer of Shandong Simcere.

In addition, as we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine, a portion of the consideration has not been paid as of the date of this annual report. In October 2010, the selling shareholders of ChinaVax filed a claim against us for the amount of consideration we have withheld, or RMB28.4 million, and the interest accrued on the withheld amount at the annual rate of 5.0% from February 4, 2010 to the date when the withheld consideration has been fully paid. As of December 31, 2011, the consideration withheld of RMB28.4 million ($4.5 million) was included in other current liabilities. In March 2012, we reached a settlement agreement with selling shareholders of ChinaVax and certain former directors ChinaVax appointed, and we agreed to pay RMB 12.8 million ($2.0 million) of the remaining consideration payable of RMB28.4 million ($4.5 million)  to the selling shareholders of ChinaVax. The reduction of consideration payable of RMB 15.6 million ($2.5 million) was recognized as other operating income in the first quarter of 2012. In addition, subsequent to our discovery of the quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine, we initiated an arbitration proceeding against former shareholders of Jiangsu Quanyi to seek damages for RMB113.9 million for misrepresentation in connection with their sales of equity interests in Jiangsu Quanyi. Furthermore, Jiangsu Quanyi also initiated legal proceedings through its board of supervisors against two of its former directors and their affiliates to seek damages for RMB178.0 million. In June 2011, we reached a settlement agreement with the former shareholders and former directors of Jiangsu Quanyi, under which the former shareholders of Jiangsu Quanyi paid us total cash compensation of RMB50.0 million ($7.9 million) in 2011.

In December 2011, certain batches of azithromycin granules produced by Nanjing Simcere Dongyuan were found to have failed to comply with applicable pharmaceutical standards. As a result, our incomes from selling such batches of azithromycin granules of RMB0.2 million ($0.03 million) was confiscated and an additional penalty of RMB0.2 million ($0.03 million) was also imposed on us.

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

Item 9. THE OFFER AND LISTING

A.            Offering and Listing Details

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since April 20, 2007 under the symbol “SCR.” For the period from April 20, 2007 to April 20, 2012, the trading price of our ADSs on New York Stock Exchange ranged from $19.30 to $4.41 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Sales Price
	High	Low
2007 (from April 20, 2007)	$19.30	$10.81
2008	$15.88	$4.41
2009	$10.03	$4.76
2010	$12.98	$7.44
2011
Quarterly Highs and Lows
First Quarter 2010	$9.94	$8.06
Second Quarter 2010	$8.92	$7.44
Third Quarter 2010	$10.44	$7.95
Fourth Quarter 2010	$12.98	$8.14
First Quarter 2011	$13.75	$11.32
Second Quarter 2011	$13.48	$8.65
Third Quarter 2011	$12.14	$7.93
Fourth Quarter 2011	$9.70	$7.12
First Quarter 2012	$10.36	$7.96

Monthly Highs and Lows
October 2011	$9.68	$8.53
November 2011	$9.29	$7.16
December 2011	$9.70	$7.12
January 2012	$10.23	$8.70
February 2012	$10.36	$8.59
March 2012	$9.86	$7.96
April 2012(through April 20, 2012)	$9.45	$8.62

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

D.            Exchange Controls

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

Foreign Currency Administration Rules (2008), as amended, or the Exchange Rules; Under the Exchange Rules, the Renminbi is convertible for current account items, including interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2011, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard.

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

Transactions in foreign currencies are translated into the functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the applicable exchange rate at the balance sheet date. The resulting exchange differences are recognized in our consolidated statements of income.  Our company has used a substantial portion of the proceeds from our initial public offering to provide U.S. dollar-denominated intercompany loans to our PRC subsidiaries where such funds were converted into Renminbi. As these intercompany loans are not considered long-term investment in nature and given that the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gain arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of income while gain or loss arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income. We recognized foreign currency exchange gains of RMB0.4 million, RMB5.5 million and RMB7.7 million ($1.2 million) in 2009, 2010 and 2011, respectively, which represent realized and unrealized gains recognized by our PRC subsidiaries from the translation of U.S. dollar-denominated intercompany loans.

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

Fluctuations in exchange rates may affect our financial performance. Appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. As of December 31, 2011, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in a translation gain or loss of RMB1.3 million ($0.2 million).

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

Credit Risk with Financial Institutions

We are exposed to counterparty risks related to certain financial assets including cash and cash equivalents and investment securities. As of December 31, 2010 and 2011, RMB258.2 million and RMB193.8 million ($30.8 million), respectively, in cash and cash equivalents were held in uninsured accounts at major financial institutions located in the PRC.

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

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2011, we received an incentive payment of $0.2million (RMB1.0 million) from the depository relating to the ADS facility.

PART II

Item 13.                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2009, 2010 and 2011.

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

In 2011, we have used the net proceeds received from our initial public offering as follows:

•                                          Approximately RMB52.8 million($8.4 million) for the acquisition of an additional equity interest in Jinlin Boda

•                                          Approximately RMB223.5 million ($35.5 million) to fund our research and development efforts; and

•                                          Approximately RMB 32.0 million ($5.0 million) for repurchase of our ordinary shares.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Simcere Pharmaceutical Group:

We have audited Simcere Pharmaceutical Group’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Simcere Pharmaceutical Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Simcere Pharmaceutical Group’s internal control over financial reporting based on our audit.

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

In our opinion, Simcere Pharmaceutical Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated April 25, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 25, 2012

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

	Year Ended December 31,
	2009	2010	2011
Audit fees(1)	$1,181	$1,586	$1,663
Audit-related fees(2)	146	126	132
Tax fees	—	—	—
Other fees	—	—	—

Total	$1,327	$1,712	$1,795

(1)  “Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)  “Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2011 involve principally limited procedures performed on our consolidated financial statements.

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

Item 16E.                     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2008, our board of directors approved a share repurchase program that authorizes us to purchase up to $50.0 million of our issued and outstanding ADSs. In November 2009, our board of directors approved a new share repurchase program that authorizes us to purchase up to $50.0 million of our issued and outstanding ADSs.

In 2008, we repurchased 3.0 million of ordinary shares in the form of ADSs for an aggregate cost of $10.0 million, which included $0.1 million of handling charges. In 2009, we repurchased an aggregate of 12.2 million ordinary shares in the form of ADSs for an aggregate cost of $43.6 million, which included $0.5 million of handling charges. In 2010, we further repurchased an additional 4.3 million ordinary shares in the form of ADSs for an aggregate cost of 18.8 million, which included $0.2 million of handling charge. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. Any future repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.

In November 2011, our board of directors approved a share repurchase program, under which we may purchase up to $30 million of our issued and outstanding ADSs. The repurchases will be made from time to time on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing.

In 2011, we repurchased 1.3 million of ordinary shares in the form of ADSs for an aggregate cost of $5.0 million, which included $0.05 million of handling charges.  All of the repurchased ordinary shares have been cancelled in 2012.

The following table sets forth certain information related to purchases made by us of our ADSs under the program:

Period	Total number of ADSs purchased	Average price paid per ADS(1)		Total number of ADSs purchased as part of publicity announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		$	RMB(2)		$	RMB(2)
November 10, 2008 to September 29, 2009	7,216,920	6.93	43.62	7,216,920	—	—
November 18, 2009 to November 12, 2010	2,483,470	8.70	54.76	2,483,470	—	—
November 17, 2011 to December 30, 2011	646,772	7.73	48.65	646,772	25.0 million	157.3 million

(1)          The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)          The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in effect on December 30, 2011, which was $1.00 to RMB6.2939.  See “Introduction” and “Part I. — Item 3. Key Information— Selected Financial Data — Exchange Rate Information.”

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

Item 16H.                   MINE SAFETY DISCLOSURE

Not applicable.

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
2.6

Share Purchase Agreement among Yantai Rongchang Pharmaceutical Co., Ltd., Beijing Scientific Town Development Co., Ltd., Yantai Ruikang Biochemical Drugs LLC and Simcere Pharmaceutical Company Limited, dated May 28, 2006

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

Date: Apirl 25, 2012

SIMCERE PHARMACEUTICAL GROUP AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors
Simcere Pharmaceutical Group:

We have audited the accompanying consolidated balance sheets of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2011 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simcere Pharmaceutical Group’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 25, 2012 expressed an unqualified opinion on the effectiveness of the Simcere Pharmaceutical Group’s internal control over financial reporting.

Hong Kong, China
April 25, 2012

Simcere Pharmaceutical Group and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands, except share data)

		December 31,
	Note	2010	2011	2011
		RMB	RMB	US$
Assets

Current assets
Cash and cash equivalents		273,583	209,850	33,342
Pledged bank deposits		5,133	52,707	8,374
Accounts and bills receivables, net	3	884,738	1,276,872	202,875
Inventories	4	89,732	126,708	20,132
Other current assets		135,301	181,196	28,789
Total current assets		1,388,487	1,847,333	293,512

Property, plant and equipment, net	5	866,262	925,815	147,097
Land use rights	6	142,910	139,707	22,197
Intangible assets, net	7	348,203	338,472	53,777
Goodwill	7	309,936	309,936	49,244
Investments in and advances to an affiliated company	7, 19	121,220	91,355	14,515
Other non-current assets		41,234	81,499	12,949
Total assets		3,218,252	3,734,117	593,291

Liabilities

Current liabilities
Short-term borrowings and current portion of long-term borrowings	8	360,000	816,150	129,673
Accounts and bills payables		49,638	80,570	12,801
Accrued payroll and employee benefits		55,559	75,148	11,940
Other current liabilities	11	540,649	490,679	77,961
Total current liabilities		1,005,846	1,462,547	232,375

Long-term borrowings, excluding current portion	9	19,306	—	—
Deferred tax liabilities	10(d)	68,811	46,248	7,348
Other liabilities	10(b)	22,593	31,625	5,025
Total liabilities		1,116,556	1,540,420	244,748

Redeemable Noncontrolling Interest and Shareholders’ Equity

Redeemable noncontrolling interest	7	47,453	—	—
Ordinary shares:
Par value: US$0.01
Authorized: 500,000,000 shares
Issued and outstanding: 106,789,522 and 105,740,648 as of December 31, 2010 and 2011	18	8,597	8,532	1,356
Additional paid-in capital		948,469	954,750	151,694
Accumulated other comprehensive loss		(97,512)	(104,608)	(16,621)
Retained earnings		1,019,118	1,197,507	190,265

Total equity attributable to Simcere Pharmaceutical Group		1,878,672	2,056,181	326,694

Noncontrolling interest		175,571	137,516	21,849

Total shareholders’ equity		2,054,243	2,193,697	348,543

Commitments and contingencies	14

Total liabilities, redeemable noncontrolling interest and shareholders’ equity		3,218,252	3,734,117	593,291

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries

Consolidated Statements of Income

(Amounts expressed in thousands, except share data)

		Year ended December 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$

Revenue	16, 19	1,857,071	2,141,098	2,040,547	324,210
Cost of materials and production	19	(320,945)	(341,787)	(328,159)	(52,139)
Gross profit		1,536,126	1,799,311	1,712,388	272,071

Operating expenses:
Research and development		(132,981)	(125,737)	(198,722)	(31,574)
Sales, marketing and distribution		(1,002,419)	(1,186,144)	(1,131,974)	(179,853)
General and administrative		(222,118)	(269,512)	(288,144)	(45,781)
Impairment loss on goodwill	7(e)	(76,398)	—	—	—
Other operating income	7(e)	—	—	50,000	7,944

Income from operations		102,210	217,918	143,548	22,807

Interest income		8,861	4,214	4,676	743
Interest expense	5	(12,126)	(19,920)	(42,342)	(6,727)
Foreign currency exchange gains, net		382	5,511	7,732	1,228
Other income		2,971	2,286	15,036	2,389
Equity in losses of equity method affiliated company		(56,532)	(14,716)	(12,192)	(1,937)
Earnings before income taxes		45,766	195,293	116,458	18,503

Income tax (expense) benefit	10(a)	(16,897)	(10,640)	35,371	5,620
Net income		28,869	184,653	151,829	24,123

Less: net (income) loss attributable to the redeemable noncontrolling interest and noncontrolling interest		(2,441)	(12,242)	26,560	4,220
Net income attributable to Simcere Pharmaceutical Group		26,428	172,411	178,389	28,343

Earnings per share:	15
Basic		0.23	1.59	1.63	0.26
Diluted		0.23	1.55	1.61	0.26

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

(Amounts expressed in thousands, except share data)

							Equity			Comprehensive Income (Loss)
					Accumulated		attributable		Total	Attributable		Attributable
		Number of		Additional	other		to Simcere	Non-	shareholders’	to Simcere	Attributable to	to redeemable
		ordinary		paid-in	comprehensive	Retained	Pharmaceutical	controlling	equity	Pharmaceutical	noncontrolling	noncontrolling
	Note	shares	Par value	capital	loss	earnings	Group	interests	(note 12)	Group	interests	interests	Total	Total
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Balance as of January 1, 2009		122,227,318	9,650	1,514,004	(90,908)	820,279	2,253,025	48,297	2,301,322
Share-based compensation	17	—	—	23,677	—	—	23,677	—	23,677
Issuance of ordinary shares upon exercise of non-vested shares	17	467,780	32	—	—	—	32	—	32
Repurchase and retirement of ordinary shares	18	(12,160,166)	(831)	(296,961)	—	—	(297,792)	—	(297,792)
Net income		—	—	—	—	26,428	26,428	2,441	28,869	26,428	2,441	—	28,869
Foreign currency translation adjustments, net of nil tax		—	—	—	(640)	—	(640)	—	(640)	(640)	—	—	(640)

Comprehensive income		—	—	—	—	—	—	—	—	25,788	2,441	—	28,229
Acquisition of Shandong Simcere’s shares from noncontrolling interests	7(c)	—	—	(22,506)	—	—	(22,506)	(7,622)	(30,128)
Acquisition of Jiangsu Quanyi	7(c)	—	—	—	—	—	—	182,343	182,343
Balance as of December 31, 2009		110,534,932	8,851	1,218,214	(91,548)	846,707	1,982,224	225,459	2,207,683
Share-based compensation	17	—	—	31,099	—	—	31,099	—	31,099
Issuance of ordinary shares upon exercise of non-vested shares	17	518,322	35	—	—	—	35	—	35
Repurchase and retirement of ordinary shares	18	(4,263,732)	(289)	(127,210)	—	—	(127,499)	—	(127,499)
Net income		—	—	—	—	172,411	172,411	10,466	182,877	172,411	10,466	1,776	184,653
Foreign currency translation adjustments, net of nil tax		—	—	—	(5,964)	—	(5,964)	—	(5,964)	(5,964)	—	—	(5,964)

Comprehensive income		—	—	—	—	—	—	—	—	166,447	10,466	1,776	178,689
Acquisition of Nanjing Tung Chit’s shares from noncontrolling interests	7(b)	—	—	(6,019)	—	—	(6,019)	(261)	(6,280)
Acquisition of Jilin Boda’s shares from noncontrolling interests	7(b)	—	—	(126,110)	—	—	(126,110)	(48,075)	(174,185)
Dividend declared by subsidiary to noncontrolling interest		—	—	—	—	—	—	(7,846)	(7,846)
Deemed acquisition of redeemable noncontrolling interest in Jilin Boda	7(a)	—	—	(41,505)	—	—	(41,505)	(4,172)	(45,677)

Balance as of December 31, 2010		106,789,522	8,597	948,469	(97,512)	1,019,118	1,878,672	175,571	2,054,243
Share-based compensation	17	—	—	29,341	—	—	29,341	—	29,341
Issuance of ordinary shares upon exercise of non-vested shares and share options	17	244,670	16	23	—	—	39	—	39
Repurchase and retirement of ordinary shares	18	(1,293,544)	(81)	(31,874)	—	—	(31,955)	—	(31,955)
Net income		—	—	—	—	178,389	178,389	(27,938)	150,451	178,389	(27,938)	1,378	151,829	24,123
Foreign currency translation adjustments, net of nil tax		—	—	—	(7,096)	—	(7,096)	—	(7,096)	(7,096)	—	—	(7,096)	(1,127)

Comprehensive income		—	—	—	—	—	—	—	—	171,293	(27,938)	1,378	144,733	22,996
Dividend declared by subsidiary to noncontrolling interest		—	—	—	—	—	—	(10,117)	(10,117)
Acquisition of redeemable noncontrolling interest in Jilin Boda	7(a)	—	—	8,791	—	—	8,791	—	8,791
Balance as of December 31, 2011		105,740,648	8,532	954,750	(104,608)	1,197,507	2,056,181	137,516	2,193,697
Balance as of December 31 2011 - US$			1,356	151,694	(16,621)	190,265	326,694	21,849	348,543

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries

Consolidated Cash Flow Statements

(Amounts expressed in thousands)

		Year ended December 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$
Operating activities:
Net income		28,869	184,653	151,829	24,123
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Bad debt expense		101	843	994	158
Inventory write-downs		2,855	4,846	3,205	509
Depreciation of property, plant and equipment		55,405	76,976	85,319	13,556
Amortization of intangible assets		29,413	37,128	33,731	5,359
Land use right expense		2,538	3,203	3,203	509
Impairment loss on goodwill	7(e)	76,398	—	—	—
Equity in losses of equity method affiliated companies		56,532	14,716	12,192	1,937
(Gains) losses on disposal of property, plant and equipment		(1,289)	(1,463)	636	101
Deferred tax benefit		(21,366)	(27,722)	(66,208)	(10,519)
Share-based compensation expense		23,677	31,099	29,341	4,662
Unrealized foreign currency exchange gains		(523)	(4,742)	(5,489)	(872)
Changes in assets and liabilities, net of effects from acquisitions
Accounts and bills receivables		87,799	(181,260)	(393,128)	(62,462)
Inventories		5,876	12,077	(40,181)	(6,384)
Other current assets		14,013	(950)	(14,672)	(2,331)
Amounts due from related parties		(324)	1,443	(815)	(130)
Accounts and bills payables		99,231	(102,611)	30,932	4,915
Accrued payroll and employee benefits		13,851	4,891	19,589	3,112
Other current liabilities		(54,742)	79,023	(27,261)	(4,331)
Amounts due to related parties		—	110	(110)	(18)
Net cash provided by (used in) operating activities		418,314	132,260	(176,893)	(28,106)

Investing activities:
Payment for purchase of intangible assets		—	—	(1,000)	(159)
Payments for purchase of property, plant and equipment		(120,795)	(172,390)	(160,155)	(25,446)
Payment of deposits for purchase of property, plant and equipment and intangible assets		(20,533)	(16,438)	(3,100)	(492)
Payments of deposits for purchase of land use rights		—	—	(52,390)	(8,324)
Proceeds from disposal of property, plant and equipment and land use right		4,780	—	18,365	2,918
Payment for acquisition of subsidiaries, net of cash acquired	7(c)	(175,058)	(9,830)	—	—
Payment for acquisition of affiliated companies	7(c)	(110,000)	—	—	—
(Increase) decrease in pledged bank deposits		(14,705)	10,524	(47,574)	(7,559)
Advances (made to) received from an affiliated company	19	(19,761)	(14,071)	17,673	2,808
Loans and advances made to related parties	19	(1,600)	—	—	—
Net cash used in investing activities		(457,672)	(202,205)	(228,181)	(36,254)

Simcere Pharmaceutical Group and Subsidiaries

Consolidated Cash Flow Statements

(Amounts expressed in thousands)

		Year ended December 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$

Financing activities:
Proceeds from exercise of non-vested shares and share options		32	35	39	6
Payments for repurchase and retirement of ordinary shares		(297,792)	(127,499)	(31,955)	(5,077)
Proceeds from short term bank loans and other borrowings		—	350,000	918,150	145,880
Principal repayment of bank loans and other borrowings		(2,963)	(170,000)	(481,306)	(76,472)
Payment for acquisition of additional non-controlling interest	7	(30,128)	(150,274)	(52,805)	(8,390)
Payments of dividend to the non-controlling interest		—	—	(9,175)	(1,458)
Net cash (used in) provided by financing activities		(330,851)	(97,738)	342,948	54,489

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries

Consolidated Cash Flow Statements

(Amounts expressed in thousands)

		Year ended December 31,
		2009	2010	2011	2011
		RMB	RMB	RMB	US$
Effect of exchange rate changes on cash and cash equivalents		(117)	(1,222)	(1,607)	(255)

Net decrease in cash and cash equivalents		(370,326)	(168,905)	(63,733)	(10,126)

Cash and cash equivalents at beginning of year		812,814	442,488	273,583	43,468

Cash and cash equivalents at end of year		442,488	273,583	209,850	33,342

(a) Supplemental cash flow and non-cash information:

Cash and cash equivalents paid during the period for:

Income taxes		40,404	37,528	48,393	7,689
Interest, net of capitalized interest		12,126	19,920	42,342	6,727
Non-cash investing and financing transactions:
Payable and accruals for acquisition of property, plant and equipment, land use right and intangible assets		54,360	78,791	78,546	12,480
Payable for acquisition of Jiangsu Quanyi	11(b)	30,801	29,875	28,422	4,511
Payable for acquisition of noncontrolling interest of Jilin Boda	11(b)	—	26,153	13,388	2,127
Assets transfer out for acquisition of Jilin Boda	7(b)	—	4,038	—	—

(b) Analysis of net cash outflow in respect of acquisitions is as follow:

i) Acquisition of 52.5% equity interest in Jiangsu Quanyi in 2009

Cash consideration paid	7(c)	(267,398)
Cash and cash equivalents acquired		92,340
Net cash outflow in respect of acquisition of Jiangsu Quanyi		(175,058)

ii) Acquisition of Shandong Simcere in 2006

Cash consideration paid			(9,830)

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

1                                         Principal activities, significant concentrations and risks, and basis of presentation

(a)                       Principal activities

Simcere Pharmaceutical Group (the “Company”) and its subsidiaries (collectively the “Group”), are principally engaged in the research, development, manufacture and distribution of pharmaceutical and vaccine products in the People’s Republic of China (the “PRC”).

(b)                       Significant concentrations and risks

Revenue concentrations

The Group sells its products to pharmaceutical distributors and the PRC government. Sales to distributors account for substantially all of the Group’s revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other pharmaceutical and vaccine manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be costly, difficult and time-consuming. Any disruption of the Group’s distribution network, including the failure to renew existing distribution agreements with desired distributors, could negatively affect the Group’s ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. As of and for the years ended December 31, 2009, 2010 and 2011, no single customer contributed 10% or more of the Group’s total revenues or gross accounts and bills receivables.

The Group derives a substantial portion of revenue from the sales of six products, namely Bicun, Zailin, Yingtaiqing, Sinofuan, Yidasheng and Endu, of which revenues were over RMB100,000 (US$15,888) individually for the year ended December 31, 2011. Aggregate sales of these products accounted for 76.8%, 77.7% and 77.9% of the Group’s revenue for the years ended December 31, 2009, 2010 and 2011, respectively. As the Group expects the sales of these products to continue to comprise a substantial portion of revenues in the future, any factors adversely affecting the sales of any of these products will have a material adverse effect on the Group’s business, financial condition and results of operations.

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

Certain of the Group’s products are subject to such price controls and accordingly, the price of such products could not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price control, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2009, 2010 and 2011, 76%, 73% and 82%, respectively, of the Group’s revenue were from products that were subject to government pricing controls.

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

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

In addition, the Group also purchased two pharmaceutical products from third party suppliers and is the exclusive distributor of the two pharmaceutical products.

For the years ended December 31, 2009, 2010 and 2011, the Group purchased 37.6%, 36.9% and 37.0%, respectively, of its total supply of raw materials and pharmaceutical products from its five largest suppliers.

(c)                        Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

2                                         Summary of significant accounting policies

(a)                       Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. For consolidated subsidiaries where the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as noncontrolling interest. All significant intercompany balances and transactions have been eliminated upon consolidation. The Company has no involvement with variable interest entities.

(b)                       Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include recoverability of the carrying amount of property, plant and equipment, goodwill, intangible assets (including acquired in-process research and development (“IPR&D”) assets in a business combination) and investments in an affiliated company; the allocation of the purchase price for the Group’s acquisitions; allowances for doubtful receivables and deferred tax assets; depreciation and amortization lives; realizablility of inventories; and amounts recognized for contingencies. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable.  Actual results could differ from those estimates.

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

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

For the convenience of the readers, the December 31, 2011 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.2939, being the noon buying rate for U.S. dollars in the City of New York on December 30, 2011 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.  No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 30, 2011 or at any other date.

(d)                       Cash and cash equivalents and pledged bank deposits

Cash and cash equivalents consist of cash on hand, cash in bank accounts, interest-bearing savings accounts, money market funds, time deposits and short-term fixed income investments with original maturities of three months or less at the date of purchase.  As of December 31, 2010 and 2011, RMB258,184 and RMB193,779 (US$30,788), respectively, in cash and cash equivalents was held in major financial institutions located in the PRC.  Management believes that these financial institutions have high credit rating.

Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash and cash equivalents total in the consolidated statements of cash flows. The pledged bank deposits was also held in major financial institutions located in the PRC and include cash granted from the National Finance Bureau which is restricted for use for R&D projects conducted by the Group. Any withdrawal of funds from the account requires an approval from the National Finance Bureau. The pledged bank deposits also include cash maintained at a bank as security for short-term bills payable issued by the subsidiaries of the Company to third party suppliers, which are restricted as to withdrawal or use by the subsidiaries as long as the related short-term bills payable are outstanding. Upon maturity of the bills payable which generally ranges from three to six months, the cash is available for use by the Group.

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

To reduce the Group’s credit risk, the Group has required certain customers to pay for the sale of the Group’s products by bills receivable. A bill receivable primarily represents a short-term note receivable issued by a financial institution that entitles the Group to receive the full face amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Historically, the Group has not experienced any collection losses on bills receivable and therefore no allowance for doubtful accounts has been provided. Apart from those disclosed in note 14(d), the Group does not have any off-balance-sheet credit exposure related to bills receivable.

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

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(g)                       Investment in and advances to an affiliated company

An investment in an entity where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, is accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in the consolidated statements of income.

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

Goodwill and other intangible assets

Goodwill represents the excess of the Company’s acquisition cost over the fair value of the net assets acquired. Goodwill is not amortized but instead is reviewed for impairment at least annually.

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

Impairment of long-lived assets

Long-lived assets including property, plant and equipment, and intangible assets with definitive lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment loss of property, plant and equipment and intangible assets was recognized in 2009, 2010 and 2011.

Goodwill is reviewed for impairment at least annually, and more frequently if events and circumstances indicate that the asset might be impaired. This determination is made at the reporting unit level and consists of two steps. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

In 2009, following the acquisition of Jiangsu Quanyi Biological Technology Stock Co., Ltd. (“Jiangsu Quanyi”, previously known as “Jiangsu Yanshen Biological Technology Stock Co., Ltd.”), management evaluated and determined that there are two components below the Group’s operating segment: pharmaceutical business and vaccines business. The pharmaceutical business and vaccines business have dissimilar economic characteristics and they each manufacture, distribute and sell distinct products which require different technologies and marketing strategies. As such, management determined that the Group has two reporting units, a pharmaceutical reporting unit and a vaccine reporting unit, for goodwill impairment testing for the years ended December 31, 2009, 2010 and 2011. The Group used a discounted cash flow analysis to determine the fair value of its reporting units.  For the year ended December 31, 2009, the Group recognized an impairment loss on goodwill of RMB76,398.  No impairment loss of goodwill was recognized in 2010 and 2011.

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

The Company’s management determines whether it is more likely than not that a tax position will be sustained upon examination, based solely on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, it is presumed that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. A recognized income tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized. The tax positions are regularly reevaluated based on the results of the examination of income tax filings, statute of limitations expirations and changes in tax law that would either increase or decrease the technical merits of a position relative to the more-likely-than-not recognition threshold. The Group’s policy is to accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense.

(k)                        Revenues

Sales of pharmaceutical and vaccine products represent the invoiced value of products sold, net of value added taxes (VAT).

The Group recognizes revenue from the sale of products when the following criteria are met: 1) persuasive evidence of an arrangement exists (sales agreements and customer purchase orders are used to determine the existence of an arrangement); 2) delivery of the product has occurred and risks and benefits of ownership have been transferred, which is when the product is received by the customer at its or a designated location in accordance with the sales terms (the customer’s written acknowledgement of the receipt of the product provides evidence of delivery); 3) the sales price is fixed or determinable; and 4) collectability is reasonably assured. The Group’s sales agreements do not provide the customer the right of return, unless the product is defective in which case the Group allows for an exchange of product or return. For the periods presented, defective product returns were immaterial.

(l)                           Government grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attaching to them and the grants are receivable. Grants that compensate research and development expenses are recognized as a reduction to the related research and development expenses. Grants that compensate the Group for the cost of property, plant and equipment and land use rights are recognized as a reduction of the cost of the related asset and are recognized over the useful life of the asset by way of reduced depreciation expense or lease expense.

For the years ended December 31, 2009, 2010 and 2011, RMB500, RMB5,755 and RMB24,796 (US$3,940), respectively, have been recognized as a reduction of research and development expenses.

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

(n)                       Advertising costs

Advertising costs are expensed as incurred and included in sales, marketing and distribution expenses. Advertising costs for the years ended December 31, 2009, 2010 and 2011 amounted to RMB51,914, RMB106,708 and RMB83,824 (US$13,318), respectively.

(o)                       Shipping and handling costs

Costs incurred by the Group for shipping and handling to transport and deliver products to customers, are included in sales, marketing and distribution expenses. Shipping and handling costs for the years ended December 31, 2009, 2010 and 2011 amounted to RMB12,491, RMB16,339 and RMB14,940 (US$2,374), respectively.

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

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(r)                          Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, product and environmental liability. The Group records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Historically, the Group has experienced no material product liability claims.

(s)                        Earnings per share

Basic earnings per share is computed by dividing net income attributable to the Group by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to the Group by the weighted average number of ordinary shares and dilutive ordinary equivalent shares outstanding during the period. Dilutive ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding share options and non-vested shares by applying the treasury stock method. Dilutive ordinary equivalent shares in the diluted earnings per share computation are excluded to the extent that their effect is anti-dilutive.

(t)                          Segment reporting

For the years ended December 31, 2009, 2010 and 2011, management determined that the Group as a whole is the only operating segment as the Group’s chief operating decision maker regularly receives and reviews the financial information on a consolidated group basis for purposes of making decisions about resource allocation and assessing performance. All of the Group’s operations and customers are located in the PRC, consequently, no geographic information is presented.

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

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which provides additional disclosures for transfers in and out of Levels 1 and 2 and for activity in Level 3. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, the reporting entity shall not be required to provide the disclosures required for any previous periods presented for comparative purposes. The Group adopted the provisions of the ASU in 2010, except for the requirements to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which were adopted in 2011. The adoption of ASU 2010-06 did not have a material effect on the consolidated financial statements. See note 21 to the Consolidated Financial Statements.

(v)                       Effect of Recent Accounting Pronouncements

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income”. The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards”. The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In September 2011, the FASB issued revised guidance on “Testing of Goodwill for Impairment”. The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

3                                         Accounts and bills receivables, net

Accounts and bills receivables, net are summarized as follows:

	December 31,
	2010	2011	2011
	RMB	RMB	US$
Accounts receivable	315,256	469,339	74,570
Less: allowance for doubtful accounts	(7,475)	(7,289)	(1,158)
Accounts receivable, net	307,781	462,050	73,412
Bills receivable	576,957	814,822	129,463
Total accounts and bills receivables, net	884,738	1,276,872	202,875

The movements of the allowance for doubtful accounts are as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	6,995	6,749	7,475	1,188
Additions charged to bad debt expense	101	843	994	158
Write-off of accounts receivable	(347)	(117)	(1,180)	(188)
Ending allowance for doubtful accounts	6,749	7,475	7,289	1,158

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 30 to 90 days from the date of billing. The Group does not require collateral or other security to support credit sales.

Several subsidiaries of the Company sold bills receivable with recourse to third party financial institutions or endorsed bills receivable with recourse to third party suppliers of raw materials, pharmaceutical products or marketing and promotion services. Under this arrangement, control over the transferred bills receivable is surrendered and the subsidiaries do not retain beneficial interests in the transferred bills receivables.  All of the transferred bills receivables were accounted for as sales and derecognized upon transfer.

For the years ended December 31, 2009, 2010 and 2011, the Group received proceeds from the sale of bills receivable to third party financial institutions of RMB1,038,053, RMB991,385 and RMB301,519 (US$47,907), respectively. The Group recognized discounts of RMB7,392, RMB12,620 and RMB7,178 (US$1,140) in respect of bills receivable sold to third party financial institutions for the years ended December 31, 2009, 2010 and 2011, respectively, which have been included in interest expense.

As of December 31, 2011, bills receivable of RMB113,037 (US$17,960) were pledged to banks as collateral for short-term bank loans of RMB98,150 (US$15,594). As of December 31, 2010, bills receivable of RMB 85,967 were pledged to banks as collateral for long-term bank loans of RMB69,306.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

4                                         Inventories

Inventories by major categories are summarized as follows:

	December 31,
	2010	2011	2011
	RMB	RMB	US$
Raw materials	19,059	29,804	4,736
Consumables and packaging materials	11,946	19,224	3,054
Work-in-progress	14,528	12,243	1,945
Finished goods	44,199	65,437	10,397
Total inventories	89,732	126,708	20,132

Inventory write-downs of RMB2,855, RMB4,846 and RMB3,205 (US$509) were recognized in cost of materials and production in the consolidated statements of income during the years ended December 31, 2009, 2010 and 2011, respectively.

5                                         Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	December 31,
	2010	2011	2011
	RMB	RMB	US$

Buildings and leasehold improvements	511,071	543,317	86,324
Machinery and equipment	338,584	414,470	65,852
Motor vehicles	41,972	43,973	6,987
Furniture, fixtures and office equipment	61,315	86,207	13,697
Construction-in-progress	186,377	194,196	30,855
	1,139,319	1,282,163	203,715
Less: accumulated depreciation and amortization	(303,028)	(381,417)	(60,601)
	836,291	900,746	143,114
Deposits for purchase of property, plant and equipment	29,971	25,069	3,983
Property, plant and equipment, net	866,262	925,815	147,097

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US $

Costs of materials and production	23,647	32,135	28,526	4,533
Research and development	7,017	14,972	25,222	4,007
Sales, marketing and distribution	583	296	302	48
General and administrative	24,158	29,573	31,269	4,968
Total depreciation expense	55,405	76,976	85,319	13,556

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The Group capitalizes interest cost as a component of the cost of construction in progress. Interest incurred consists of the following:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Interest cost capitalized	137	4,468	2,741	436
Interest cost charged to income	12,126	19,920	42,342	6,727
Total interest cost incurred	12,263	24,388	45,083	7,163

As of December 31, 2010, buildings with carrying value of RMB 29,325 were pledged to banks as collateral for long-term bank loans of RMB 69,306.  No buildings were pledged to banks as of December 31, 2011.

6                                         Land use rights

Land use rights consist of the following items:

	December 31,
	2010	2011	2011
	RMB	RMB	US$
Land use rights:
- non-current portion	142,910	139,707	22,197
- current portion	3,197	3,197	508
Total land use rights	146,107	142,904	22,705

As of December 31, 2010, land use rights with carrying value of RMB34,011 were pledged to banks as collateral for long-term bank loans of RMB69,306.  No land use rights were pledged to banks as of December 31, 2011.

7                                         Acquisitions, goodwill and intangible assets

(a)                        2011 acquisitions

Acquisition of the redeemable noncontrolling interest in Jilin Boda Pharmaceutical Co., Ltd. (“Jilin Boda”)

In June 2010, the Group entered into a series of transactions to: i) acquire approximately 39.19% of the equity interest in Boda through an acquisition of 80% equity interest in Nanjing Xiangao Investments management Co., Ltd. (“Nanjing Xiangao”), an investment holding company which holds 48.99% of the equity interest in Jilin Boda; and ii) acquire the remaining 20% equity interest in Nanjing Xiangao (effectively approximately 9.80% equity interest in Jilin Boda) through a put and call arrangement.

The put and call options are exercisable after 1 year from the date of acquisition of the 39.19% equity interest in Jilin Boda. The exercise prices for the call and the put options of the 9.80% equity interest in Jilin Boda held by Nanjing Xiangao are the same and equal to RMB43,600 plus 9.80% of the net profit attributable to Jilin Boda for the period beginning January 1, 2010 to the date of the exercise. Accordingly, the noncontrolling interest was recorded outside of permanent equity as redeemable noncontrolling interest on the consolidated balance sheet and initially recorded at the fair value of RMB45,677 on July 4, 2010.  The Group recognized RMB41,505 as a reduction to additional paid-in-capital which represented the difference between the fair value and the carrying amount of the noncontrolling interest on July 4, 2010. Subsequently, the redeemable noncontrolling interest is carried at the higher of (1) the initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss or (2) the expected redemption value. The change of the carrying amounts of the redeemable noncontrolling interest is recognized as net income attributable to noncontrolling interest in the consolidated statements of income.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

On December 31, 2011, the Group exercised the call option to acquire the remaining 20% equity interest in Nanjing Xiangao for a cash consideration of RMB40,040 (US$6,362), being RMB8,791 (US$1,397) less than the redemption value. The difference between the redemption value and the carrying amount of the redeemable noncontrolling interest was recognized as an addition to the additional paid-in-capital. As a result of the acquisition of the redeemable noncontolling interest, the Group increased its equity interest in Jilin Boda from 90.19% to 99.99%.

Redeemable
Noncontrolling
Interest
RMB
Balance as of December 31, 2009	—
Recognition of redeemable noncontrolling interest on July 4, 2010	45,677
Income attributable to the redeemable noncontrolling interest	1,776
Balance as of December 31, 2010	47,453
Income attributable to the redeemable noncontrolling interest	1,378
Acquisition of redeemable noncontrolling interest	(48,831)
Balance as of December 31, 2011	—

(b)                                 2010 acquisitions

Acquisition of a 14.29% equity interest in Nanjing Tung Chit

On April 2, 2010, the Group acquired 14.29% equity interest in Nanjing Tung Chit Pharmaceutical Co., Ltd (“Nanjing Tung Chit”) for cash consideration of RMB6,280.  As a result of the acquisition of the additional 14.29% equity interest, Nanjing Tung Chit became a wholly owned subsidiary of the Group. The additional purchase of equity interest in Nanjing Tung Chit did not constitute a change in control. The noncontrolling interest was reduced by RMB261 and the Group recognized RMB6,019 as a reduction to additional paid-in-capital which represents the difference between the fair value of the consideration and the carrying amount of the 14.29% noncontrolling interest acquired as of the purchase date.

Acquisition of an additional 39.19% equity interest in Jilin Boda

As described in Note 7(a), the Group acquired 39.19% equity interest in Jilin Boda on July 4, 2010.  The additional purchase of equity interest in Jilin Boda did not constitute a change in control. The total purchase consideration was RMB174,185 consisting of i) cash consideration of RMB 170,147 (of which RMB143,994 was paid in 2010 and RMB 26,153 is included in other current liabilities in the consolidated balance sheet as of December 31, 2010) and ii) the difference between the fair value of buildings, machinery and equipment of RMB30,430 transferred to the selling shareholder and RMB 26,392 consideration receivable from the selling shareholder (included in other current assets in the consolidated balance sheet as of December 31, 2010) for the transfer of such assets and equity interest. The noncontrolling interest was reduced by RMB48,075 upon the completion of this acquisition. The Group recognized RMB126,110 as a reduction to additional paid in capital which represents the difference between the fair value of the consideration and the carrying amount of the 39.19% noncontrolling interest acquired as of the purchase date.

(c)                                  2009 acquisitions

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

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

Acquisition of a 52.5% equity interest in Jiangsu Quanyi

The Group acquired 37.5% equity interest in Jiangsu Quanyi, a China-based developer and manufacturer of human vaccines, for cash consideration of RMB195,540. The 37.5% equity interest acquisition was completed on May 22, 2009 and the Group commenced accounting for its equity interest of 37.5% under the equity method on that date. The purchase consideration was paid in full in July 2009.

In October and November, 2009, the Group entered into share purchase agreements to acquire 100% equity interest in China Vax for aggregate cash consideration of US$15,039 (RMB102,654 translated at the exchange rate on December 31, 2009) . China Vax is a Cayman Islands investment holding company which then held 15% equity interest in Jiangsu Quanyi. As of December 31, 2010 and 2011, 70% of the cash consideration relating to the acquisition of China Vax, or US$10,528 (RMB71,858 translated at the exchange rate on December 31, 2009), was paid and the remaining 30% of the cash consideration of US$4,511 (RMB28,422 translated at the exchange rate on December 31, 2011) was not paid, which is included in “other current liabilities” in the consolidated balance sheet. In October 2010, the former shareholders of China Vax filed a claim against the Group for US$4,511 (the amount of consideration not paid) plus interest at an annual rate of 5.0% from February 4, 2010. Management believes that it is not probable to pay the interest US$432 (RMB2,719) on the unpaid cash consideration claimed by the former shareholders of China Vax due to the misrepresentation by the former shareholders of China Vax during the acquisition of Jiangsu Quanyi. In March 2012, the Group reached a settlement agreement with the selling shareholders and former directors of China Vax and agreed to pay US$2,030 (RMB12,777) of the remaining consideration payable of US$4,511 (RMB28,422) to the selling shareholders of China Vax. The reduction of the consideration payable of US$2,481 (RMB15,645) was recognized as an other operating income in the first quarter of 2012.

As a result, the Group obtained 100% controlling interest in ChinaVax and therefore, combined with its previous 37.5% equity interest held in Jiangsu Quanyi, the Group holds 52.5% controlling interest in Jiangsu Quanyi.

The Group ceased using the equity method and began consolidating Jiangsu Quanyi on December 9, 2009, the date the Group obtained a 52.5% controlling interest in Jiangsu Quanyi through the acquisition of China Vax. The acquisition of Jiangsu Quanyi was accounted for by the Group as a business combination. Accordingly, the Group remeasured its previously held equity interest of 37.5% in Jiangsu Quanyi which was determined to be RMB143,956 and recognized a resulting loss of RMB55,587 in equity in losses of equity method affiliated companies for the year ended December 31, 2009. The remeasurement of the previously held equity interest of 37.5% resulted in a loss because the fair value of the equity interest in Jiangsu Quanyi on the date of remeasurement was less than its carrying value. The decline in the fair value was due to reduced estimated future cash flows as a result of the SFDA investigation on Jiangsu Quanyi’s sales of human use rabies vaccines and its subsequent resolution (see note 7(e)).

The acquisition of the 52.5% equity interest in Jiangsu Quanyi resulted in the recognition of goodwill of RMB208,123 which has been allocated to the vaccines reporting unit and intangible assets of RMB139,500. Goodwill and the amortization of intangible assets arising from the acquisition are not deductible for tax purposes. The following table summarizes the purchase price allocation of the assets acquired and liabilities assumed at the date of acquisition. Contingent liabilities were recognized to the extent the amounts were probable and reasonably estimable.

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

In connection with the acquisition of Jiangsu Quanyi, the Group recognized in-process research and development projects at their fair value of RMB93,100, which at the time of the acquisition, had not reached technological feasibility. The IPR&D of RMB93,100 is comprised of RMB66,300 of the Hepatitis A vaccine IPR&D project and RMB26,800 of the rabies vaccines IPR&D project.

The estimated useful lives of the identifiable intangible assets acquired in the acquisition are 7.1 years for developed technology and 0.5 years for manufacturing licenses. At the date of acquisition, the intangible assets acquired have a weighted-average useful life of 6.4 years and the developed technology acquired have a weighted-average useful life of 7.1 years.

The acquisition broadens the Group’s product portfolio. The goodwill recognized as part of the acquisition of Jiangsu Quanyi consists primarily of the opportunity to enter into the vaccines market in the PRC and the expected synergies and other benefits that will result from combining the sales and distribution network.

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

Under the terms of the share purchase agreement, the Group has the option (the “put option”) to sell 100% equity interest in Pearl Ocean to the original selling shareholders for the same consideration paid by the Group plus accrued interest if i) Shanghai Celgen’s major biogenetic drug candidate is not approved by the SFDA within 24 months from the date of agreement; or ii) anytime within 24 months from the date of agreement when Shanghai Celgen determines that it would be unable to obtain the SFDA approval for the biogenetic drug candidate.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The purchase consideration was allocated between the equity investment and the put option based on a relative fair value model at inception. Management determined the fair value of the put option based on Black-Scholes model and allocated RMB2,950 of the purchase consideration to the put option at inception. The put option is amortized over its estimated economic useful life of 2 years. Shanghai Celgen obtained the SFDA approval in 2011 and the carrying amount of the put option was RMB nil as of December 31, 2011.

The excess of cost over the Group’s share of net assets of the equity method investees was RMB35,595 as of December 31, 2009.

(d)                                 Intangible assets

The Group’s intangible assets related to the Group’s acquisitions consisted of the following:

	December 31, 2010
	Amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
	Years	RMB	RMB	RMB
Customer relationships	4-11	37,418	(23,748)	13,670
Developed technologies	7-16	323,640	(83,566)	240,074
Product trademarks	6-10	4,303	(3,017)	1,286
Manufacturing and supply licenses	1-5	9,544	(9,471)	73
In-progress research and development		93,100	—	93,100
Total intangible assets		468,005	(119,802)	348,203

	December 31, 2011
	Amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
	Years	RMB	RMB	RMB
Customer relationships	4-11	37,418	(29,148)	8,270
Developed technologies	7-16	347,640	(111,354)	236,286
Product trademarks	6-10	4,303	(3,487)	816
Manufacturing and supply licenses	1-5	9,544	(9,544)	—
In-process research and development		93,100	—	93,100
Total intangible assets		492,005	(153,533)	338,472
Total — US$		78,171	(24,394)	53,777

The developed technologies acquired during year 2011 consist of the acquired technology know-how of Iremod and Rosuvastatin from third party amounting to RMB9,000 (US$1,430) and RMB15,000 (US$2,383), respectively.

Amortization expense of customer relationships is recognized in sales, marketing and distribution and amortization expense for developed technology, product trademarks and manufacturing and supply licenses is recognized in cost of materials and production. The amortization expense for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Costs of materials and production	23,990	31,703	28,330	4,501
Sales, marketing and distribution	5,423	5,425	5,401	858
Total amortization expense	29,413	37,128	33,731	5,359

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The estimated amortization expense of the Group’s intangible assets with definite lives for the year ended December 31 is as follows:

RMB
2012	33,260
2013	30,208
2014	29,017
2015	28,729
2016	28,363

(e)                        Goodwill

There is no change in the carrying amount of goodwill for the years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010	2011	2011
	RMB	RMB	US$
Gross amount	386,334	386,334	61,382
Accumulated impairment losses	(76,398)	(76,398)	(12,138)
Goodwill	309,936	309,936	49,244

The Group performed its annual goodwill impairment test as of December 31, 2011.

In 2009, during the course of the Group’s acquisition of the additional 15% equity interest in Jiangsu Quanyi from China Vax, the SFDA issued a public notice announcing the initiation of a comprehensive investigation into the quality controls on the production of human use rabies vaccines and ordered Jiangsu Quanyi to halt marketing and production of all products, including human use rabies vaccines. Four batches of human use rabies vaccines manufactured by Jiangsu Quanyi between July and October 2008 were found to have quality problems based on preliminary investigation by the SFDA. In May 2010, upon the completion of the SFDA investigation, Jiangsu Quanyi was fined RMB25,638 for sale of substandard human use rabies vaccines; Jiangsu Quanyi was required to bear the cost of patient re-vaccinations of up to RMB23,034;  Jiangsu Quanyi had its Good Manufacturing Practice (“GMP”) certificate for the production of human use rabies vaccines revoked and, certain of Jiangsu Quanyi’s employees were prohibited to engage in the production and marketing of pharmaceutical products for a period of ten years. Such employees are also subject to a criminal investigation.

As of December 31, 2009, the Group had recognized an accrual of RMB50,300 for the matter described above, representing the penalty of RMB25,638 by Changzhou Food and Drug Administration, RMB23,034 for the cost for re-vaccinations and a penalty of RMB1,628 levied by the People’s Court of Tianning district, Changzhou. Management determined that the contingency that existed at December 31, 2009, being the SFDA investigation which was based on events and facts and circumstances that existed at the acquisition date, and the resolution of the contingency subsequent to December 31, 2009 provided an indication that the fair value of the reporting unit was below its carrying amount as of December 31, 2009.

Therefore, management performed impairment testing for the goodwill of the vaccines reporting unit as of December 31, 2009.  Based on such impairment testing, the carrying amount of the vaccine reporting unit as of December 31, 2009 was greater than the fair value of the vaccine reporting unit as determined using the present value of expected future cash flows, and the carrying amount of the vaccine reporting unit goodwill as of December 31, 2009 exceeded the implied fair value of that goodwill. As a result, the Group recognized a goodwill impairment charge of RMB76,398 as of December 31, 2009 to reduce the vaccine reporting unit goodwill to its implied fair value.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

On January 24, 2011, the criminal investigation of Jiangsu Quanyi in respect of sale of substandard human use rabies vaccines was completed. According to the final judgment by the Intermediate People’s Court of Changzhou City, Jiangsu Province, in addition to the RMB50,300 described above, a penalty of RMB3,000 was imposed on the Group. During the year ended December 31, 2010, RMB10,266 of penalty was paid. During the year ended December 31, 2011, RMB10,000 (US$1,589) of penalty and RMB13,500 (US$2,145) of re-vaccinations cost were paid, respectively. As of December 31, 2011, RMB10,000 (US$1,589) of penalty and RMB9,534 (US$1,515) of re-vaccinations cost remained unpaid, which were included in other current liabilities in the consolidated balance sheet.

In addition, the Group reached a settlement agreement with certain former shareholders of Jiangsu Quanyi in the second quarter of 2011, in respect of the acquisition of a 37.5% equity interest in Jiangsu Quanyi. Pursuant to the settlement agreement, the Group received a total of RMB50,000 (US$7,944) in 2011, which was recognized as other operating income.

During the year ended December 31, 2011, the Group underwent a restructuring of the vaccine reporting unit.  Jiangsu Quanyi established a subsidiary, Jiangsu Simcere Vaxtec Bio-Pharmaceutical Co., Ltd. (“Jiangsu Vaxtec”), to take over the vaccine business from Jiangsu Quanyi. Jiangsu Vaxtec is currently applying for GMP certificate of Influence vaccine and expects to recommence the production and sales of Influenza vaccine in 2012.

8                                         Short-term borrowings

Short-term borrowings and current portion of long-term borrowings consist of the following:

	December 31,
	2010	2011	2011
	RMB	RMB	US$
Unsecured government loan	3,000	8,000	1,271
Unsecured bank loans	300,000	710,000	112,808
Secured bank loans (note 3)	—	98,150	15,594
Current portion of long-term government loan	7,000	—	—
Current portion of long-term bank loan	50,000	—	—
Total	360,000	816,150	129,673

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

Short-term unsecured bank loans bear fixed interest rates ranging from 4.86% to 5.56% per annum in 2010 and from 6.10% to 7.93% per annum in 2011, respectively. The weighted average effective interest rates on short-term borrowings outstanding as of December 31, 2010 and 2011 were 5.29% and 6.93% per annum, respectively.

As of December 31, 2010 and 2011, the Group had unutilized banking facilities of RMB530,000 and RMB266,000 (US$42,263), respectively.

9                                         Long-term borrowings

Long-term borrowings consist of the following:

	December 31,
	2010	2011	2011
	RMB	RMB	US$
Secured bank loans, interest at floating rate equal to RMB benchmark lending rate of financial institutions multiplied by 105%	69,306	—	—
Secured government loan, interest at fixed rate of 5.40%	7,000	—	—
Total long-term borrowings	76,306	—	—
Less: current portion (note 8)	(57,000)	—	—
Long-term borrowings, excluding current portion	19,306	—	—

The weighted-average effective interest rate on long-term loans outstanding as of December 31, 2010 was 5.99% per annum. None of the short-term and long-term loans contain any financial covenants or subjective acceleration clauses.

As of December 31, 2010, building with carrying value of RMB29,325, land use rights with carrying value of RMB34,011 and bills receivable of RMB85,967 were pledged to banks as collateral for the secured bank loans of RMB69,306.

10                                  Income tax

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgins Islands, the Company and its subsidiaries incorporated in these jurisdictions are not subject to any income tax on their income or capital gains. In addition, upon payments of dividends by these companies, no Cayman Islands or British Virgins Islands withholding tax is imposed.

United States

Simcere of America Inc. (“Simcere America”) is incorporated in the United States in 2011 and is subject to United States federal and state income taxes. The applicable income tax rate is approximately 41%. Simcere America sustained tax loss for United States income tax purposes during 2011.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

People’s Republic of China

The Company’s subsidiaries incorporated in the PRC file separate income tax returns.

Effective from January 1, 2008, under the Corporate Income Tax Law of the PRC (“CIT law”) which was passed by the National People’s Congress on March 16, 2007, the PRC’s statutory income tax rate is 25%.

The CIT law and its relevant regulations provide a five-year transition period for those enterprises which were established before March 16, 2007 and which were entitled to a preferential income tax rate of 15% under the then effective tax laws and regulations, and also grandfather certain tax holidays until they expire. The transitional tax rates are 20%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively.

Further, under the CIT law and its relevant regulations, entities that qualify as “Advanced and New Technology Enterprises” (“ANTEs”) are entitled to a preferential income tax rate of 15%.

The Company’s PRC subsidiaries are subject to income tax at 25%, except for the following:

•                                          Simcere Pharmaceutical Co., Ltd. (“Hainan Simcere”) is subject to income tax at 10%, 11%, 15%, 15%, 15% and 25% for 2009, 2010, 2011, 2012, 2013 and 2014 onwards, respectively.

•                                          Shandong Simcere is subject to income tax at 10%, 11%, 12%, 15%, 15% and 25% for 2009, 2010, 2011, 2012, 2013 and 2014 onwards, respectively.

•                                          Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd. (“Nanjing Simcere”) is subject to income tax at 12.5% from 2009 to 2010, 15% for 2011 and 25% from 2012 onwards.

•                                          Shanghai Simcere Pharmaceutical Co., Ltd. (“Shanghai Simcere”) is subject to income tax at 20%, 22%, 24% and 25% for 2009, 2010, 2011 and 2012 onwards, respectively.

•                                          Jilin Boda and Wuhu Simcere Zhong Ren Pharmaceutical Co., Ltd. (“Simcere Zhong Ren”) are subject to income tax rate at 15% from 2009 to 2013 and 25% from 2014 onwards.

•                                         Jiangsu Quanyi is subject to income tax at 15% for 2009 and 2010 and 25% from 2011 onwards.

The CIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As of December 31, 2011, the Group has not recognized a deferred tax liability of RMB89,714 (US$14,254) for undistributed earnings of RMB897,144 (US$142,542) generated by the PRC subsidiaries from 2008 to 2011 since the Group plans to indefinitely reinvest these earnings in the PRC.

The components of earnings (losses) before income taxes and noncontrolling interests are as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Cayman Islands	(49,348)	(34,040)	(33,323)	(5,295)
British Virgin Islands	(6,865)	(18,287)	(13,516)	(2,147)
United States	—	—	(4,947)	(786)
PRC	101,979	247,620	168,244	26,731
Total	45,766	195,293	116,458	18,503

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(a)                        Income taxes

Income tax expense (benefit) represents the following PRC current income tax expense and deferred tax benefit:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Current income expense	38,263	38,362	30,837	4,899
Deferred tax benefit	(21,366)	(27,722)	(66,208)	(10,519)
Total income tax expense (benefit)	16,897	10,640	(35,371)	(5,620)

(b)                       Unrecognized tax benefits

The following table summarizes the movement of unrecognized tax benefits:

	2009	2010	2011
	RMB	RMB	RMB
Balance at January 1	19,928	19,928	19,928
Increase related to current year tax positions	—	—	—
Balance at December 31	19,928	19,928	19,928
Balance at December 31 — US$			3,166

Unrecognized tax benefits of RMB19,928 as of each year end, if recognized, would affect the Group’s effective income tax rate. For the years ended December 31, 2009, 2010 and 2011, the Group accrued interest of RMB1,032, RMB1,032 and RMB1,032 (US$164), respectively, related to unrecognized tax benefits. As of December 31, 2009, 2010 and 2011, total recognized cumulative interest related to unrecognized tax benefits were RMB1,633, RMB2,665 and RMB3,697 (US$587), respectively. The Group did not recognize any penalty related to unrecognized tax benefits. The unrecognized tax benefits and related cumulative interest were included in other liabilities in the consolidated balance sheets. Management does not expect that the total amount of unrecognized tax benefits as of December 31, 2011 will significantly change over the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$16). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries for the tax years beginning from 2001 are open to examination by the PRC state and local tax authorities.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(c)                        Reconciliation of expected income tax to actual income tax expense

The actual income tax expense (benefit) reported in the consolidated statements of income differs from the amounts computed by applying the PRC statutory income tax rate at 25% to earnings before income taxes as a result of the following:

		Year ended December 31,
	Note	2009	2010	2011	2011
		RMB	RMB	RMB	US$

Computed “expected” income tax expense		11,441	48,823	29,114	4,626
Non-deductible expense
Entertainment expense		1,587	2,373	3,746	595
Share based compensation cost		5,919	7,775	7,335	1,165
Remeasurement loss of previously held equity interest in Jiangsu Quanyi		13,878	—	—	—
Impairment on goodwill		13,643	—	—	—
Deemed income for free samples		5,046	7,437	4,713	749
Non-taxable income		(4,741)	(2,101)	(12,500)	(1,986)
Tax rate differential		(20,653)	(24,200)	(19,982)	(3,175)
Tax rate differential for a non-PRC entity		—	—	(742)	(118)
Effect of tax holiday	(a)	(23,500)	(29,942)	(7,011)	(1,114)
Non-PRC entities not subject to income tax		7,153	5,307	4,375	695
Change in valuation allowance		9,148	(6,855)	(42,078)	(6,685)
Interest for unrecognized tax benefits		1,032	1,032	1,032	164
Change in enacted tax rates or tax status		(4,432)	—	(2,686)	(427)
Others		1,376	991	(687)	(109)
Actual income tax expense (benefit)		16,897	10,640	(35,371)	(5,620)

Notes:

(a)                                  The effect of tax holiday increased the Group’s net income by RMB23,500 and RMB29,942 and RMB7,011(US$1,114) for the years ended December 31, 2009, 2010 and 2011, respectively. Consequently, the effect of the tax holiday increased the Group’s basic and diluted earnings per share for such periods as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Increase in earnings per share:
Basic	0.20	0.28	0.06	0.01
Diluted	0.20	0.27	0.06	0.01

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(d)                       Deferred taxes

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax asset and liabilities are as follows:

	December 31,
	2010	2011	2011
	RMB	RMB	US$
Deferred tax assets:
Property, plant and equipment	7,294	9,086	1,444
Intangible assets	3,170	4,761	757
Accounts receivable	10,385	10,399	1,652
Inventories	1,660	3,014	479
Tax loss carryforwards	36,791	48,571	7,717
Accruals	55,791	53,462	8,494
Government grant	2,860	4,724	750
Total gross deferred tax assets	117,951	134,017	21,293
Valuation allowance	(44,418)	(2,340)	(372)
Net deferred tax assets	73,533	131,677	20,921
Deferred tax liabilities
Intangible assets and land use right	(87,544)	(77,552)	(12,322)
Property, plant and equipment	(5,716)	(5,152)	(818)
Government grant	—	(2,492)	(396)
	(93,260)	(85,196)	(13,536)

Net deferred tax assets/(liabilities)	(19,727)	46,481	7,385

Classification on consolidated balance sheets
Current (included in other current assets):	38,424	79,620	12,650
Non-current (included in other non-current assets):	10,660	13,109	2,083
Deferred tax liabilities:
Non-current portion	(68,811)	(46,248)	(7,348)

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

As of December 31, 2011, the Group recognized net deferred tax assets of RMB46,481 (US$7,385), among of which, certain subsidiaries in cumulative loss position recognized RMB30,677 (US$4,874) of net deferred tax assets, mainly arising from the gross deferred tax assets of RMB46,231 (US$7,345) relating to RMB184,924 (US$29,381) in tax loss carryforwards. The tax loss carryforwards expire in varying amounts in 2015 and 2016, respectively. Realization is dependent on generating sufficient taxable income prior to expiration of the tax loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The decrease in the valuation allowance during the years ended December 31, 2010 and 2011 were RMB6,855 and RMB42,078 (US$6,685), respectively. As of December 31, 2011, valuation allowances were provided against the deferred tax assets of Sichuan Zigong Yirong Industrial Co., Ltd. (“Sichuan Simcere”) and Simcere America, which were at cumulative loss positions. The decrease in valuation allowance in 2011 was mainly

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

due to the reversal of valuation allowance provided against the deferred tax assets of Jiangsu Simcere Pharmaceutical Co., Ltd. (“Jiangsu Simcere”) by RMB44,051 (US$6,999). Jiangsu Simcere generated taxable income in 2011 and expects to generate further taxable income for it to utilize or recover its deferred tax assets.

Tax loss carryforwards of the Group’s PRC subsidiaries amounted to RMB186,366 (US$29,611) as of December 31, 2011, of which RMB431, RMB238, RMB70,641 and RMB115,056 will expire if unused by December 31, 2012, 2014, 2015 and 2016, respectively. Tax loss carry forwards of the Group’s United States subsidiary amounted to US$786 (RMB4,947) as of December 31, 2011, which will expire if unused by December 31, 2031.

The Company revised its deferred tax asset relating to accruals and the related valuation allowance as of December 31, 2010, to correct an immaterial error, increasing both the deferred tax asset and the valuation allowance by RMB17,644. This revision had no impact on any line items within the consolidated balance sheets as of December 31, 2010 and 2009, nor the related consolidated statements of income and comprehensive income, consolidated statements of changes in equity, or cash flows for the years ended December 31, 2010 and 2009.

11                                  Other current liabilities

Other current liabilities consist of the following:

	December 31,
	2010	2011	2011
	RMB	RMB	US$
Accrued marketing, traveling and conference expenses	136,709	120,545	19,153
Accrued construction costs and payable for acquisition of property, plant and equipment	78,791	69,046	10,970
VAT payable	56,117	48,304	7,675
Provision for rabies vaccine re-inoculation cost and penalty (note 7(e))	43,034	19,534	3,104
Government grants (note (a))	58,420	76,660	12,180
Payable for acquisitions (note (b))	56,028	41,810	6,643
Security deposits from employees and agents (note (c))	23,491	22,835	3,628
Customer receipts in advance	4,565	4,909	780
Accrued research and development expenses	4,348	5,640	896
Accrued legal and professional fees	2,089	3,093	491
Other accrued liabilities (note (d))	40,354	58,476	9,291
Income taxes payable	28,747	11,039	1,754
Dividends payable (note (e))	7,846	—	—
Amount due to related party	110	8,788	1,396
Total other current liabilities	540,649	490,679	77,961

Notes:

(a)             The amounts represent the deferred portion of conditional and refundable government grants received but not recognized since the conditions are subject to future events.

(b)            As of December 31, 2010 and 2011, the outstanding balance includes unpaid consideration payable of US$4,511 (RMB29,875) and US$4,511 (RMB28,422) for the acquisition of the additional 15% equity interest in Jiangsu Quanyi.  The outstanding balance as of December 31, 2010, also includes unpaid consideration payable of RMB26,153 for the acquisition of the additional 39.19% equity interest in Jilin Boda, of which RMB21,753 (US$3,456) was paid in 2011 and RMB4,400 (US$699) remains unpaid as of December 31, 2011.  The outstanding balance as of December 31, 2011 also includes unpaid consideration payable of RMB8,988 (US$1,428) for the acquisition of the redeemable noncontrolling interest in Jilin Boda. These acquisition payables are expected to be settled within the next twelve months.

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

(e)             The amount represents the dividend declared by Jilin Boda in 2010 attributable to the noncontrolling interest of Jilin Boda, which was fully paid in 2011.

12                                  Statutory reserves

Under PRC rules and regulations, the Company’s PRC operating subsidiaries are required to provide for certain statutory reserves as follows:

Statutory surplus reserve

According to the respective Articles of Association, the Company’s PRC operating subsidiaries are required to transfer 10% of their net profit, as determined in accordance with PRC GAAP, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital of the respective companies. The transfer to this reserve must be made before distribution of dividends to shareholders can be made.

The statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by the shareholders, provided that the balance after such issue is not less than 25% of the registered capital.

For the years ended December 31, 2009, 2010 and 2011, the Company’s subsidiaries made appropriation to these statutory reserve funds of RMB31,809 and RMB31,048 and RMB16,834 (US$2,675), respectively. The accumulated balance of the statutory reserve funds maintained at the Company’s PRC operating subsidiaries as of December 31, 2010 and 2011 were RMB196,788 and RMB213,622 (US$33,941), respectively.

13                                  Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. Contributions of RMB10,181, RMB15,644 and RMB22,665 (US$3,601) for the years ended December 31, 2009, 2010 and 2011, respectively, were charged to expense. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

14                                  Commitments and contingencies

(a)                        Operating lease commitments

The Group leases certain offices under various operating lease arrangements. The rental expenses under the operating leases was RMB2,909, RMB1,493 and RMB6,008 (US$955) for the years ended December 31, 2009, 2010 and 2011, respectively. In the normal course of business, leases that expire are renewed or replaced by leases on other properties. As of December 31, 2011, the Group’s future minimum rental payment under non-cancellable operating leases is as follows:

December 31, 2011
RMB
2012	2,504
2013	786
2014	39
2015	39
2016	39
Thereafter	16
Total	3,423

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(b)                       Commitments

As of December 31, 2011, the Group’s capital commitments for construction projects and purchase of machinery and equipment are RMB13,679 (US$2,173).

As of December 31, 2011, the Group has commitments for advertising and research and development projects of RMB7,674 (US$1,219), all of which are payable in 2012.

(c)                        Depositary receipt facility

During the years ended December 31, 2009, 2010 and 2011, the Company received an incentive payment of RMB1,092, RMB1,056 and RMB1,025 (US$160) respectively, which is recognized as other income in the consolidated statements of income, from a bank in order to provide that bank with the exclusive right to manage the Company’s American Depositary Receipt (ADR) program. Under the terms of the depositary receipt facility with the bank, the Company has a contingent obligation to compensate the bank in the event the Company terminates the ADR program or the number of ADRs outstanding declines by more than 50%.

(d)                       Sales of bills receivable commitments

As of December 31, 2010 and 2011, outstanding bills receivable discounted with third party financial institutions and endorsed to third party suppliers for which the Group has a recourse obligation amounted to RMB280,042 and RMB40,560 (US$6,444), respectively. The Group has not historically experienced credit losses with respect to bills receivables sold or endorsed with recourse. No recourse liability was recognized as of December 31, 2010 and 2011 as the estimated fair value of the recourse obligation was immaterial.

15                                 Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Numerator for basic and diluted earnings per share:

Net income attributable to Simcere Pharmaceutical Group	26,428	172,411	178,389	28,343

Denominator:

Basic weighted average number of ordinary shares outstanding	115,099,258	108,321,562	109,738,705	109,738,705
Effect of dilutive options and non-vested shares	1,505,661	3,036,234	786,552	786,552
Diluted weighted average number of ordinary shares outstanding	116,604,919	111,357,796	110,525,257	110,525,257
Basic earnings per share	0.23	1.59	1.63	0.26
Diluted earnings per share	0.23	1.55	1.61	0.26

The computation of diluted earnings per share for the years ended December 31, 2009, 2010 and 2011 did not assume exercise of nil, 978,000 and 857,700 share options, respectively, because the exercise prices of the share options were greater than or equal to the average price of the ordinary shares during the year, and therefore their inclusion would have been anti-dilutive.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

 (Amounts expressed in thousands, except share data)

16                                 Revenue

Revenue by product category is summarized as follows:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Anti-stroke medication	745,469	800,979	779,846	123,905
Antibiotics	389,478	435,797	313,464	49,804
Anti-cancer	302,710	417,199	522,373	82,997
Anti-inflammatory drugs	151,396	219,550	185,441	29,464
Vaccine	56,785	62,947	222	35
Other medicines	211,233	204,626	239,201	38,005
Total revenue	1,857,071	2,141,098	2,040,547	324,210

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

Share options

The following is a summary of share options granted during the years ended December 31, 2009, 2010 and 2011 under the 2006 Share Incentive Plan.

	Year ended December 31,
	2009	2010		2011
Total number of share options granted	—	978,000		—
Weighted average exercise price per share (US$/share)	—	US$	4.545	—
Weighted average vesting period (in years)	—	3.00		—
Weighted average contractual life (in years)	—	6.00		—

Management has determined, based on the Black-Scholes option pricing model, that the weighted average grant-date fair value per option was approximately US$2.35 (RMB15.51 translated at the exchange rate on December 31, 2010) or an aggregate of RMB15,169 for the years ended December 31, 2010.

The weight average assumptions used in determining the fair value of the share options granted during the years ended December 31, 2009, 2010 and 2011 are provided as follows:

	Year ended December 31,
	2009	2010	2011
Valuation assumptions
Expected term (in years)	—	4.5	—
Expected volatility	—	64.73%	—
Expected dividend	—	0%	—
Risk-free rate	—	0.75%-1.41%	—

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The expected term is based on the simplified method by averaging the vesting term and contractual term. Since the share options granted prior to year 2009 were exchanged to non-vested shares in May 2009, the Group is unable to rely on historical exercise data to estimate the expected term of the share options granted in 2010. The expected volatility of share options is estimated based on the Company’s historical share price using the expected life of the grant. The risk free rate is based on the yield of US Treasury bond rate.

Since the Company’s share options have certain characteristics that are significantly different from traded options, and changes in the subjective assumptions can materially affect the estimated value, the existing valuation model may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of share options is determined using the Black-Scholes option pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

A summary of stock option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$	Years	US$
Balance as of January 1, 2009	9,938,000	4.33
Forfeited	(135,600)	4.22
Cancelled	(9,802,400)	4.33
Balance as of December 31, 2009	—	—
Granted	978,000	4.55
Balance as of December 31, 2010	978,000	4.55
Exercised	(800)	4.55
Forfeited	(119,500)	4.55
Balance as of December 31, 2011	857,700	4.55	3.67	133
Vested and expected to vest as of December 31, 2011	713,665	4.55	3.67	111
Exercisable as of December 31, 2011	174,100	4.55	3.67	27

The total fair value of share options vested during the years ended December 31, 2009 and 2011 was RMB1,993 and RMB4,899 (US$778), respectively. No share option was vested during the year ended December 31, 2010. The total intrinsic values of options exercised during the years ended December 31, 2011 was RMB2 (US$0.3). No share options were exercised during the year ended December 31, 2009 and 2010.

As of December 31, 2011, there was RMB7,974 (US$1,267) of total unrecognized compensation cost related to share options that is expected to be recognized on a straight line basis over a weighted average period of 3.67 years.

Non-vested shares

On April 15, 2009, the Compensation Committee of the Company approved a share option exchange program that offered the directors, employees and consultants the right to exchange vested and unvested outstanding share options to purchase ordinary shares of the Company under the 2006 Share Incentive Plan for the Company’s vested and non-vested shares.  Non-vested shares are subject to restrictions on their sale or transfer by the holder. Under the share option exchange program, the non-vested shares vest on the same term as the original grants made under 2006 Share Incentive Plan.  Upon exercise of non-vested shares, the holders are required to pay the par value at US$0.01 (RMB0.06) per share.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

A total of 154 directors and employees accepted the offer and tendered an aggregate of 9,802,400 options in exchange for 1,833,990 vested shares and 2,916,028 non-vested shares on May 7, 2009, the modification date. The exchange ratio is determined based on the fair value of the vested and non-vested shares divided by the fair value of the share options surrendered. The exchange of the share option awards for the vested and non-vested shares was accounted for as a modification of awards which involves a cancellation of the original award and an issuance of a new award. The effect of this award modification on share-based compensation expense over the remaining requisite service period was not significant.

During the years ended December 31, 2009, 2010 and 2011, 240,000, 870,000 and 364,000 non-vested shares were granted, respectively, under the 2006 Share Incentive Plan with terms ranging from 3 to 5 years.

During the years ended December 31, 2009, 2010 and 2011, 467,780, 518,322 and 243,870 non-vested shares were exercised, respectively.

A summary of non-vested shares activity is as follows:

	Number of non-vested shares	Weighted average grant- date fair value
		US$
Balance as of January 1, 2009	—	—
Replacement awards granted on May 7, 2009	2,916,028	3.38
Granted	240,000	3.91
Vested	(885,656)	3.38
Forfeited	(213,542)	3.38
Balance as of December 31, 2009	2,056,830	3.44
Granted	870,000	4.48
Vested	(993,068)	3.47
Forfeited	(13,336)	3.38
Balance as of December 31, 2010	1,920,426	3.90
Granted	364,000	5.96
Vested	(1,035,452)	3.64
Forfeited	(248,548)	3.78
Balance as of December 31, 2011	1,000,426	4.94
Vested but not exercised as of December 31, 2011	3,518,194	3.47

The total fair value of non-vested shares vested during the years ended December 31, 2009, 2010 and 2011 was RMB22,493, RMB33,759 and RMB30,727(US$4,882).

As of December 31, 2011, there was RMB20,032 (US$3,183) of total unrecognized compensation cost related to non-vested shares that is expected to be recognized on a straight-line basis over a weighted average period of 2.62 years.

Share-based compensation cost is included in the following captions:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Research and development	1,772	3,599	3,960	629
Sales, marketing and distribution	2,058	3,810	5,414	860
General and administrative	19,847	23,690	19,967	3,173
Total share-based compensation	23,677	31,099	29,341	4,662

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(b)                       2008 Share Incentive Plan

On July 31, 2008, the Company adopted a new Share Incentive Plan (the “2008 Share Incentive Plan”) that allows the board of directors to grant options, share appreciation rights and other share-based awards such as non-vested shares to directors, employees and consultants of the Group to purchase up to an aggregate of 6,250,000 ordinary shares upon exercise of awards granted under the 2008 Share Incentive Plan. No share-based awards were granted under the 2008 Share Incentive Plan in the years ended December 31, 2009, 2010 and 2011.

18           Share repurchases

On November 4, 2008, the board of directors of the Company approved a share repurchase program that allows the Company to purchase up to US$50,000 of its issued and outstanding ADSs. On November 18, 2009, the board of directors of the Company approved a new share repurchase program that allows the Company to purchase up to US$50,000 of its issued and outstanding ADSs. On November 11, 2011, the board of directors of the Company approved a share repurchase program that allows the Company to purchase up to US$30,000 of its issued and outstanding ADSs.

In 2009, the Company repurchased and cancelled an aggregate of 6.1 million ADSs at an average per share price of US$3.54 for a total cost of US$43,594, including US$497 handling charges. In 2010, the Company repurchased and cancelled an aggregate of 2.1 million ADSs at an average per share price of US$4.37 for a total cost of US$18,831, including US$178 handling charges. In 2011, the Company repurchased an aggregate of 0.6 million ADSs at an average per share price of US$3.86 (RMB24.29) for a total cost of US$5,048 (RMB31,955), including US$52 (RMB329) handling charges, and cancelled these ADSs in 2012.

19                                  Related party transactions

For the years presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Purchase of packaging and raw materials from related parties (note (a))	364	23	454	72
Purchase of products from a related party (note (b))	2,108	—	—	—
Sales of products to related parties (note (c))	4,596	6,158	8,678	1,379
Professional fee paid to a related party (note (d))	2,000	—	—	—
Interest income from loan to a related party (note (e))	1,192	1,274	1,506	239
Interest income from advances to an affiliated company (note (f))	908	1,485	1,827	290
Advance to an affiliated company (note (f))	19,500	12,600	—	—
Repayment from an affiliated Company (note (f))	—	—	19,500	3,098
Repayment from a related party (note (e))	—	—	1,325	211

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

	December 31,
	2010	2011	2011
	RMB	RMB	US$
Due from related parties:
Current portion	1,272	9,661	1,535
Non-current portion	23,574	16,000	2,542
Due from related parties (note (e))	24,846	25,661	4,077
Advances to an affiliated company (note (f))	33,833	16,160	2,568
Due to related parties (note (g))	110	8,788	1,396

Notes:

(a)             The Group purchased packaging and raw materials from a noncontrolling shareholder of a subsidiary and a company in which a major shareholder of the Company has an equity interest.

(b)            The Group purchased pharmaceutical products from a company in which a noncontrolling shareholder of a subsidiary has an equity interest.

(c)             The Group sold pharmaceutical products to the companies in which a major shareholder of the Company has an equity interest.

(d)            The Group paid professional service fee to an entity for corporate consultancy service. The Group and this entity have common directors.

(e)             The non-current portion of amounts due from related parties as of December 31, 2010 represented a RMB21,600 secured loan which was renewed on July 1, 2010 and extended for another 1 year.  The loan was classified as non-current as of December 31, 2010 because management expected the loan to be renewed and extended beyond 12 months from the balance sheet date. On July 1, 2011, the loan was renewed and agreed to be repaid in several installments, RMB5,600 (US$890), RMB10,000 (US$1,589) and RMB6,000 (US$953) would be repaid before June 30, 2012, 2013 and 2014, respectively. The secured loan bears a floating interest rate equal to RMB benchmark lending rates of financial institutions multiplied by 120% and is secured by noncontrolling shareholder’s entire equity interest in the subsidiary. As of December 31, 2011, RMB5,600 (US$890) and RMB16,000 (US$5,242) were classified as current and non-current portion of amount due from related parties, respectively.

The remaining balance of the non-current portion of amounts due from related parties as of December 31, 2010 represented the accrued loan interest of RMB1,974, which was classified as non-current as of December 31, 2010 due to the same basis as the secured loan mentioned above. RMB1,325 (US$211) of accrued loan interest was repaid in 2011. The cumulative accrued loan interest of RMB2,155 (US$342) as of December 31, 2011 was classified as current portion of amounts due from related parties as it was agreed to be repaid before December 31, 2012 in the renewed loan contracts.

The current portion of amounts due from related parties related to transactions described in note (c) above as of December 31, 2010 and 2011 were RMB140 and RMB774 (US$123), respectively. These amounts were interest-free, unsecured and repayable on demand. The current portion as of December 31, 2010 and 2011 also included an advance payment of RMB1,132 and RMB1,132 (US$180) to a related party and the amount is interest-free, unsecured and repayable on demand.

(f)               The amounts as of December 31, 2010 included two loans with principal of RMB19,500 and RMB12,600 respectively and the related accrued interest of RMB1,733. In 2011, the affiliated company repaid the principal of the loan of RMB19,500 (US$3,098).  As of December 31, 2011, the amounts includes the principal of the loan of RMB12,600 (US$2,002) and the accrued interest of RMB3,560 (US$566).

(g)            The amount as of December 31, 2011 represented the unpaid dividend declared by Simcere Zhong Ren in 2011 attributable to the noncontrolling shareholder.

20                                  Collaborative arrangements

On December 12, 2008, the Group entered into an agreement to collaborate on the co-development and production of humanized antibody therapeutics for tumors with Epitomics, Inc., a provider of humanized rabbit monoclonal antibodies for therapeutic use. Under the agreement, the Group and Epitomics, Inc. will collaborate on pre-clinical and clinical trials, product manufacturing, and product distribution in the international markets. The Group will have the exclusive production and distribution rights in China. The Group agreed to pay a total funding of up to US$5,000 (RMB31,470) of which US$1,000 was paid in 2009 to acquire the license rights of in-process R&D materials in China.  The remaining US$4,000 (RMB25,176) will be paid at various dates upon the achievement of certain milestones as set forth under the agreement.

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

As at December 31, 2011, the subject pharmaceutical was still undergoing development and has not reached the stage of commercialization in China or outside of China, and therefore no revenue or profits have been generated from this project. There was also no significant related development costs incurred outside of China during 2011.

21                                  Fair value measurements

Management used the following methods and assumptions to estimate the fair value of financial instruments as December 31, 2010 and 2011:

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

22                                  Simcere Pharmaceutical Group (parent company)

Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As of December 31, 2010 and 2011, RMB196,788 and RMB213,622 (US$33,941) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s PRC subsidiaries, respectively.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of registered capital and statutory reserves that amounted to RMB1,056,831 and RMB1,117,665 (US$177,579)  as of December 31, 2010 and 2011, respectively.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The following presents condensed unconsolidated financial information of the parent company only.

Condensed Balance Sheets

	December 31,
	2010	2011	2011
	RMB	RMB	US$

Cash	14,063	13,487	2,143
Other current assets	1,885	1,022	162
Due from subsidiaries	621,521	555,885	88,321
Investment in subsidiaries	1,266,876	1,509,755	239,876
Total assets	1,904,345	2,080,149	330,502

Due to subsidiaries	24,094	23,522	3,737
Other current liability	1,579	446	71
Total shareholders’ equity	1,878,672	2,056,181	326,694
Total liabilities and equity	1,904,345	2,080,149	330,502

Condensed Statements of operations

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Equity in earnings of subsidiaries	53,947	206,451	211,712	33,637
Operating expense	(28,619)	(34,797)	(33,737)	(5,360)
Interest income	18	1	1	—
Foreign currency exchange loss, net	(9)	(327)	(612)	(97)
Other income	1,091	1,083	1,025	163
Earnings before income taxes	26,428	172,411	178,389	28,343
Income taxes	—	—	—	—
Net income	26,428	172,411	178,389	28,343

Condensed Statements of Cash Flows

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Net cash used in operating activities	(6,345)	(786)	(3,668)	(582)
Net cash (used in) provided by financing activities	(10,688)	(4,582)	4,407	700
Effect of exchange rate changes on cash and cash
equivalent	(41)	(486)	(1,315)	(209)
Net decrease in cash and cash equivalent	(17,074)	(5,854)	(576)	(91)
Cash and cash equivalents at the beginning of the year	36,991	19,917	14,063	2,234
Cash and cash equivalents at the end of the year	19,917	14,063	13,487	2,143