Form 20-F
period 2012-12-31
Simcere Pharmaceutical Group
filed 2013-04-26
CIK 1384360

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

101,410,422 ordinary shares, par value $0.01 per share.

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

☒ Yes   ☐ No

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2011 and 2012.

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

PART I

Item 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.         KEY INFORMATION

A.             Selected Financial Data

The selected data presented below under the captions “Selected Consolidated Statement of Comprehensive Income Data” (other than ADS data), “Other Consolidated Financial Data” and “Selected Consolidated Balance Sheet Data” for, and as of the end of, each of the years in the five-year period ended December 31, 2012, are derived from our consolidated financial statements and related notes thereto. Our consolidated financial statements as of December 31, 2011 and 2012 and for each of the years in the three-year period ended December 31, 2012, which have been audited by an independent registered public accounting firm, and their report thereon, is included elsewhere in this annual report on Form 20-F. You should read the selected consolidated financial data in conjunction with those financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future period.

	Year Ended December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands, except share and ADS data)
Selected Consolidated Statement of Comprehensive Income Data
Revenue	1,741,143	1,857,071	2,141,098	2,040,547	2,082,966	334,339
Gross profit	1,420,261	1,536,126	1,799,311	1,712,388	1,721,895	276,383
Operating expenses (other than impairment charges)	(1,063,282)	(1,357,518)	(1,581,393)	(1,618,840)	(1,625,526)	(260,915)
Impairment charges	—	(76,398)	—	—	(97,247)	(15,609)
Gain arising from loss of control of a subsidiary (1)	—	—	—	—	24,789	3,979
Other operating income(2)	—	—	—	50,000	15,650	2,512
Income from operations	356,979	102,210	217,918	143,548	39,561	6,350
Foreign currency exchange gains (losses), net	39,879	382	5,511	7,732	(923)	(148)
Other income(3)	1,104	2,971	2,286	15,036	11,429	1,834
Equity in losses of equity method affiliated companies	—	(56,532)	(14,716)	(12,192)	(4,859)	(780)
Net income attributable to Simcere Pharmaceutical Group(4)	350,151	26,428	172,411	178,389	56,957	9,142
Earnings per share — basic	2.80	0.23	1.59	1.63	0.53	0.09
Earnings per share — diluted	2.80	0.23	1.55	1.61	0.53	0.09
Earnings per ADS — basic	5.61	0.46	3.18	3.25	1.06	0.17
Earnings per ADS — diluted	5.60	0.45	3.10	3.23	1.06	0.17
Basic weighted average number of shares	124,921,934	115,099,258	108,321,562	109,738,705	106,996,531	106,996,531
Diluted weighted average number of shares	125,005,803	116,604,919	111,357,796	110,525,257	107,370,830	107,370,830

(1)             In 2012, the RMB24.8 million ($4.0 million) of gain arose from the disposal of the controlling interest in one of our subsidiaries as part of the establishment of our equity joint venture with Merck.

(2)             In 2009, we acquired 100% equity interest in China Vax, which is a Cayman Islands investment holding company and holds a 15% equity interest in Jiangsu Quanyi. In March 2012, we reached a settlement agreement with the selling shareholders and former directors of China Vax, and we agreed to pay $2.0 million of the remaining consideration payable of $4.5 million to the selling shareholders of China Vax. The reduction of the consideration payable of $2.5 million (RMB15.6 million) was recognized as other operating income in 2012.

(3)              In 2008, 2009, 2010, 2011 and 2012, other income included the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering and tax refund granted by local governments.

(4)              Certain of our PRC operating subsidiaries were entitled to a tax holiday for 2008, 2009, 2010 and 2011. The effect of the tax holiday increased our net income for 2008, 2009, 2010 and 2011 by RMB56.4 million, RMB23.5 million, RMB29.9 million and RMB7.0 million respectively, or RMB0.45, RMB0.20, RMB0.28 and RMB0.06 on the basic per share basis, respectively. None of our PRC subsidiaries was entitled to a tax holiday in 2012.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(in percentages)
Other Consolidated Financial Data
Gross margin(1)	81.6	82.7	84.0	83.9	82.7
Operating margin(1)	20.5	5.5	10.1	7.0	1.9
Net margin(1)	20.1	1.4	8.1	8.7	2.7

(1)         Gross margin, operating margin and net margin represent gross profit, operating profit and net income attributable to our company divided by revenue, respectively.

	As of December 31,
	2008	2009	2010	2011	2012	2012
	RMB	RMB	RMB	RMB	RMB	$
	(in thousands)
Selected Consolidated Balance Sheet Data
Cash	812,814	442,488	273,583	209,850	178,162	28,597
Assets held for sale	—	—	—	—	90,550	14,534
Accounts and bills receivables, net	748,997	704,321	884,738	1,276,872	1,093,111	175,456
Inventories	95,948	106,655	89,732	126,708	120,932	19,411
Total current assets	1,707,759	1,371,864	1,388,487	1,847,333	1,743,397	279,834
Property, plant and equipment, net	463,059	744,713	836,291	900,746	840,632	134,931
Goodwill and intangible assets, net	453,455	695,267	658,139	648,408	519,334	83,359
Total assets	2,778,222	3,137,902	3,218,252	3,734,117	3,372,663	541,350

Accounts and bills payables	25,219	152,249	49,638	80,570	62,136	9,974
Short-term borrowings and current portion of long-term borrowings	6,000	76,000	360,000	816,150	675,779	108,470
Total current liabilities	335,013	692,865	1,005,846	1,462,547	1,209,518	194,141
Long-term borrowings, excluding current portion	62,000	122,685	19,306	—	2,000	321
Total shareholders’ equity	2,301,322	2,207,683	2,054,243	2,193,697	2,072,368	332,638

Exchange Rate Information

This annual report on Form 20-F contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate as set forth in the H.10 weekly statistical release of the U.S. Federal Reserve Board, on December 31, 2012, which was RMB6.2301 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of the Renminbi may have a material adverse effect on your investment” for discussions of the effects of fluctuating exchange rates and currency control on the value of our ADSs. On April 19, 2013, the exchange rate, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board, was RMB6.1720 to $1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	RMB per U.S. Dollar Exchange Rate
	Period End	Average(1)	Low	High
	(RMB per $1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3088	6.3879	6.2221
2012
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19, 2013)	6.1772	6.1927	6.2078	6.1720

(1)         Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.             Capitalization and Indebtedness

Not Applicable.

C.            Reasons for the Offer and Use of Proceeds

Not Applicable.

D.            Risk Factors

Risks Related to Our Company

If the proposed “going private” transaction does not close, our operations after any termination of the transaction may suffer from the effects of business uncertainties resulting from announcement of the transaction, contractual restrictions on our activities during the period in which we are subject to the merger agreement we may enter into, and costs associated with the proposed transaction.

Our board of directors received a non-binding proposal letter from Mr. Jinsheng Ren, New Good Management Limited, Assure Ahead Investments Limited and its affiliates (the “Buyer Group”) on March 11, 2013, pursuant to which the Buyer Group proproses to acquire all the outstanding ordinary shares of the Company not currently owned by the Buyer Group, for $9.56 per ADS or $4.78 per ordinary share in cash. The Company’s board of directors has formed a special committee of independent directors to consider the proposed transaction. No decision has been made by the special committee with respect to the Company’s response to the proposed “going-private” transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

Uncertainty about the effect of the proposed “going private” transaction on our employees, customers, and other parties may have an adverse effect on our business. Such uncertainty may impair our ability to attract, retain, and motivate key personnel, including our executive leadership, and could cause customers, suppliers, financial counterparties, and others to seek to change existing business relationships with us. We may enter into a merger agreement with the Buyer Group if both parties mutually agree upon the terms for the “going private” transaction. A merger agreement may include covenants to restrict us from making certain acquisitions and investments, from accessing the debt and capital markets, and from taking other specified actions until the proposed merger occurs or the merger agreement terminates. The restrictions may prevent us from pursuing otherwise attractive business opportunities and taking other actions with respect to our business that we may consider advantageous. We have incurred, and will continue to incur, significant costs, expenses, and fees for professional services and other transaction costs in connection with the proposed “going-private” transaction. All the fees and costs will be payable by us even if the merger is not completed.

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

We entered into agreements on May 22, 2009, October 24, 2009 and November 24, 2009 to obtain a controlling equity interest in Jiangsu Yanshen Biological Technology Stock Co., Ltd., which since March 24, 2011 has been renamed to Jiangsu Quanyi Biological Technology Stock Co., Ltd., or Jiangsu Quanyi. After we entered into the share purchase agreements in October and November 2009 to acquire 15% of the equity interest in Jiangsu Quanyi, but prior to the full completion of the transaction, we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine. On December 3, 2009, the China Food and Drug Administration, or CFDA, issued a public notice announcing the initiation of a comprehensive investigation into quality issues regarding human-use rabies vaccine manufactured by two companies including Jiangsu Quanyi, and ordered Jiangsu Quanyi to halt marketing and production of all products including its human-use rabies vaccine. In April 2010, the Changzhou Food and Drug Administration found that the four batches of human-use rabies vaccine, which were manufactured by Jiangsu Quanyi and released into the market between July and October 2008, had an insufficient amount of active compounds. It was found that prior to our acquisition of Jiangsu Quanyi, illegal activities were conducted at Jiangsu Quanyi, whereby inadequate quality control processes were in place, and there was misrepresentation and avoidance of regulatory inspections, which caused substandard vaccines to be released into the market. On April 27, 2010, the CFDA revoked two new medicine certificates held by Jiangsu Quanyi for its rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell). The Good Manufacturing Practice, or GMP, certificate for its manufacture of human-use rabies vaccine has also been revoked, and the GMP certificate for its manufacture of influenza vaccine expired on February 2, 2010. On May 15, 2010, Jiangsu Quanyi received a notification from the Changzhou Food and Drug Administration, which assessed a fine of RMB25.6 million, consisting of penalties and confiscable revenues from past sales of substandard human-use rabies vaccine, against Jiangsu Quanyi. The notification also stated that Jiangsu Quanyi must bear the cost of patient re-vaccinations of approximately RMB23.0 million. In addition, the People’s Court of Tianning District, Changzhou imposed a fine of RMB1.6 million on Jiangsu Quanyi for its past sales of substandard human-use rabies vaccine. On January 24, 2011, the final judgment issued by the Intermediate People’s Court of Changzhou imposed an additional penalty of RMB3.0 million on Jiangsu Quanyi. As of December 31, 2012, RMB5.0 million ($0.8 million) of cost of patient re-vaccinations remained unpaid.

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

We entered into agreements in October and November 2009 to acquire Jiangsu Quanyi through the acquisition of the entire equity interest in China Vax, a Cayman Islands company that, as its sole business, held a 15.0% equity interest in Jiangsu Quanyi for cash consideration. As we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine, a portion of the consideration has not been paid as of the date of this annual report. In October 2010, the selling shareholders of China Vax filed a claim against us for the amount of consideration we have withheld, or RMB28.4 million, and the interest accrued on the withheld amount at the annual rate of 5.0% from February 4, 2010 to the date when the withheld consideration has been fully paid. In March 2012, we reached a settlement agreement with the selling shareholders and former directors of China Vax, and we agreed to pay $2.0 million of the remaining consideration payable of $4.5 million to the selling shareholders of China Vax. During the arbitration proceeding with the former shareholders of China Vax, Jiangsu Quanyi also initiated legal proceeding through its board of supervisor against its former directors, including Zhi Yang and Ying Du, to seek damages. The board of supervisor and these former directors of Jiangsu Quanyi reached settlement with us simultaneously with our settlement with China Vax. The reduction of the consideration payable of $2.5 million (RMB15.6 million) was recognized as other operating income in 2012. In addition, subsequent to our discovery of the quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine, we initiated an arbitration proceeding against former shareholders of Jiangsu Quanyi to seek damages for RMB113.9 million for misrepresentation in connection with their sales of equity interests in Jiangsu Quanyi. Furthermore, Jiangsu Quanyi also initiated legal proceedings through its board of supervisors against certain former directors and their affiliates to seek damages. In June 2011, we reached a settlement agreement with the former shareholders and former directors of Jiangsu Quanyi, under which the former shareholders of Jiangsu Quanyi paid us total cash compensation of RMB50.0 million in 2011.

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

Most of our products are branded generic pharmaceuticals and are not protected by patents. As a result, other pharmaceutical companies may sell equivalent products at a lower price, and this might result in a commensurate loss in sales of our branded generic products. Certain of our generic products are subject to a protection or monitoring period. During such period, the CFDA will not accept applications for new medicine certificates for the same product by other pharmaceutical companies or approve the production or import of the same product by other pharmaceutical companies. Once such protection or monitoring periods expire, other manufacturers may obtain relevant production approvals and will be entitled to sell generic pharmaceutical products with similar formulae or production methods in China. The maximum monitoring period currently granted by the CFDA is five years. The maximum protection period granted by the CFDA was eight years prior to April 1999, but was later increased to 12 years. As of March 31, 2013, our product Iremod was under a monitoring period which is to expire on August 14, 2016.  If other pharmaceutical companies sell pharmaceutical products that are similar to our unprotected products or our protected products for which the relevant monitoring period has expired, we may face additional competition and our business and profitability may be adversely affected.

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

All new medicines must be approved by the CFDA before they can be marketed and sold in China. The CFDA requires successful completion of clinical trials and demonstrated manufacturing capability before it grants approval. Clinical trials are expensive and their results are uncertain. It often takes a number of years before a medicine can be ultimately approved by the CFDA. In addition, the CFDA and other regulatory authorities may apply new standards for safety, manufacturing, packaging, and distribution of future product candidates. Complying with such standards may be time-consuming and expensive and could result in delays in obtaining CFDA approval for our future product candidates, or possibly preclude us from obtaining CFDA approval altogether. Furthermore, our future products may not be effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining regulatory approval or prevent or limit commercial use. The CFDA and other regulatory authorities may not approve the products that we develop and even if we do obtain regulatory approvals, such regulatory approvals may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such product.

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

We sell substantially all of our products (except our vaccines) exclusively to pharmaceutical distributors in China and depend on distributors for a substantial portion of our revenues. We have business relationships directly or indirectly with approximately 1,405 pharmaceutical distributors in China. In each of 2010, 2011 and 2012, no single distributor accounted for, on an individual basis, 10.0% or more of our revenues, and during the same periods, sales to our five largest distributors accounted in aggregate for approximately 17.6%, 17.2% and 16.6% respectively, of our revenues. In line with industry practices in China, we typically enter into written distribution agreements with our distributors for one-year terms that are generally renewed annually. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, some of our distributors may sell products that compete with our products. We compete for desired distributors with other pharmaceutical manufacturers, many of which may have higher visibility, greater name recognition and financial resources, and broader product selection than we do. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time-consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.

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

Eligible participants in the national basic medical insurance program in China are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the Essential Drug List and Reimbursement List. See “Item 4. Information on the Company—B. Business Overview—Regulation —Reimbursement Under the National Medical Insurance Program.” As of March 31, 2013, 36 of our 47 principal products were included in the Essential Drug List or Reimbursement List. Inclusion of a medicine in the Essential Drug List and Reimbursement List can substantially improve the sales of the medicine. The Ministry of Human Sources and Social Security in China, or the Ministry of Human Resources, together with other government authorities from time to time, selects medicines to be included in the Essential Drug List and Reimbursement List based on factors including treatment requirements, frequency of use, effectiveness and price. The Ministry of Human Resources also periodically adjusts medicines from such catalogs. There can be no assurance that our existing products will continue to be included in the Essential Drug List and Reimbursement List. The removal or exclusion of our products from the Essential Drug List and Reimbursement List may adversely affect our sales. In addition, there is significant uncertainty related to the coverage and reimbursement of newly approved pharmaceutical products. The commercial success of our potential products is substantially dependent on whether the tender is successful or not. Our failure to obtain inclusion of our potential products to the Essential Drug List and Reimbursement List may adversely affect the future sales of those products.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

The nature of our business exposes us to the risk of product liability claims that is inherent in the research and development, manufacturing and marketing of pharmaceutical products. Using product candidates in clinical trials also exposes us to product liability claims. These risks are greater for our products that receive regulatory approval for commercial sale. Even if a product were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim effects other than those intended resulted from the use of our products. While to date no material claim for personal injury resulting from allegedly defective products has been brought against us, a substantial claim or a substantial number of claims, if successful, could have a material adverse impact on our business, financial condition and results of operations. Such lawsuits may divert the attention of our management from our business strategies and may be costly to defend. In addition, we do not maintain product liability insurance except for Hainan Simcere. We do not purchase insurance covering potential liability relating to the release of hazardous materials. In the event of allegations that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. We may also be forced to defend lawsuits and, if unsuccessful, to pay a substantial amount in damages. In addition, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. We do not have any business interruption insurance. Any business disruption or natural disaster could result in substantial costs and diversion of resources.

Our revenues depend and will likely continue to depend on a limited number of product lines.

We had five products that individually contributed over RMB100.0 million ($16.1 million) to our revenues in 2012, which were Bicun, Zailin, Endu, Yingtaiqing and Sinofuan. Sales of these products accounted in aggregate for 69.6% of our revenues in 2012. We expect sales of these limited products to comprise a substantial portion of our revenues in the future. Accordingly, any factors adversely affecting the sales of any of these products will have a material adverse effect on our business, financial condition and results of operations.

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

Medgenn (Hong Kong) Co., Ltd., or Hong Kong Medgenn, an affiliate company in which we owned indirectly an effective 40.0% equity interest as of the date of this annual report, has the ability to engage in the development and sale of Endu in any jurisdiction outside of the PRC, including the United States, until February 10, 2015. The other 60.0% of Hong Kong Medgenn was owned by Bestspeed Investments Limited, or Bestspeed, a British Virgin Islands company. Hong Kong Medgenn’s board of directors has five members, including Dr. Yongzhang Luo, Mr. Willi Chu and Mr. Linghai Zhu, all of whom were appointed by Bestspeed, and Mr. Jinsheng Ren and Mr. Xiaojin Yin, both of whom were appointed by Shandong Simcere Medgenn Bio-Pharmaceutical Co., Ltd., or Shandong Simcere, formerly known as Yantai Medgenn Co., Ltd.  , and are also our executive officers. Bestspeed was a shareholder of Hong Kong Medgenn prior to our acquisition of an 80.0% equity interest in Shandong Simcere in May 2006 and we are unable to ascertain the identities of the natural persons who control Bestspeed. We are not aware of whether Hong Kong Medgenn has commenced any operations to date, or whether it has obtained any regulatory approval outside of the PRC to sell Endu. Hong Kong Medgenn holds the rights to apply for patents and may grant its rights with respect to Endu in these jurisdictions to independent third parties. A cooperation agreement entered into on February 10, 2005 between Bestspeed and Shandong Simcere provides Bestspeed with daily operating control over Hong Kong Medgenn’s business, including the development and sale of Endu in any jurisdiction outside of the PRC until February 10, 2015. If Hong Kong Medgenn violates the intellectual property rights of any third parties or otherwise suffers economic or other losses, our brand, reputation, business and results of operations could be adversely affected. In addition, the agreements with Hong Kong Medgenn will prohibit us from engaging in the development and sale of Endu outside of the PRC prior to February 10, 2015, which might hinder our ability to grow our business outside of the PRC.

Our business depends substantially on the continuing efforts of our executive officers, research personnel and other key personnel, and our business may be severely disrupted if we lose their services.

We depend on key members of our management team, research personnel and other key personnel. In particular, we depend on the services of Mr. Jinsheng Ren, our founder and the chairman of our board of directors, Mr. Hongquan Liu, our Chief executive officer and director, and Mr. Xiaojin Yin, our senior vice president of research and development. The loss of key employees could delay the advancement of our research and development activities. The implementation of our business strategy and our future success will depend in large part on our continued ability to attract and retain highly qualified scientific, technical and management personnel. We face competition for personnel from other pharmaceutical companies, universities, public and private research institutions and other organizations. The process of hiring suitably qualified personnel is often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.

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

We manufacture substantially all of our products in our own manufacturing facilities. The manufacture of pharmaceutical products requires precise and reliable controls and regulatory authorities in China have imposed significant compliance obligations to regulate the manufacturing of pharmaceutical products. As a result, we may face delays in production due to regulatory restrictions or other factors. In addition, we have engaged independent third party manufacturers to manufacture three of our pharmaceuticals. Currently, two of our generic pharmaceuticals are still manufactured by independent third party manufacturers. Our contract manufacturers may not be able to manufacture our products without interruption, may not comply with their obligations under our various supply arrangements, and we may not have adequate remedies for any breach. Failure by our own manufacturing facility or any third party product supplier to comply with regulatory requirements could adversely affect our ability to provide products. All facilities and manufacturing techniques used for the manufacture of pharmaceutical products must be operated in conformity with GMPs. In complying with GMP requirements, we and our product suppliers must continually spend time, money and effort in production, record-keeping and quality assurance and control to ensure that the product meets applicable specifications and other requirements for product safety, efficacy and quality. Manufacturing facilities are subject to periodic unannounced inspections by the CFDA and other regulatory authorities. In addition, adverse experiences with the use of products must be reported to the CFDA and could result in the imposition of market restrictions through labeling changes or in product removal.

Suppliers of certain active and inactive pharmaceutical ingredients and certain packaging materials used in our products are required to obtain CFDA approval before they may supply us with such materials. The development and regulatory approval of our products are dependent upon our ability to procure these ingredients, packaging materials and finished products from CFDA-approved sources. CFDA approval of a new supplier would be required if, for example, an existing supplier breached its obligations to us, active ingredients, packaging materials or finished products were no longer available from the initially approved supplier or if a supplier had its approval from the CFDA withdrawn. The qualification of a new product supplier could potentially delay the manufacture of the product involved. Furthermore, we may not be able to obtain active ingredients, packaging materials or finished products from a new supplier on terms that are at least as favorable to us as those agreed with the initially approved supplier or at reasonable prices.

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

As of December 31, 2012, our net intangible assets including in-process research and development (“IPR&D”) amounted to RMB234.7 million ($37.7 million), representing 7.0% of our total assets, and goodwill amounted to RMB284.6 million ($45.7 million), representing 8.4% of our total assets. Our intangible assets primarily consisted of customer relationships, developed technologies, product trademarks and IPR&D that we acquired in connection with our acquisition of 90.0% of the equity interest in Shandong Simcere in 2006 and 2007, a 51.0% equity interest in Jilin Boda Pharmaceutical Co., Ltd., or Jilin Boda, in 2007, an 85.7% equity interest in Nanjing Tung Chit Pharmaceutical Company Limited, or Nanjing Tung Chit, in 2007, a 70.0% equity interest in Wuhu Simcere Zhong Ren Pharmaceutical Co., Ltd., or Simcere Zhong Ren, in 2008, and 52.5% equity interest in Jiangsu Quanyi in 2009. Developed technology represents the right to use, manufacture, market and sell the acquired products as well as their related invention patents in the PRC or the United States, as the case may be, while trademarks represent the right by the trademark registrant to use the registered trademark and to protect products from infringement. We estimated the fair value of the customer relationships, developed technologies, trademarks and IPR&D of the acquired products using their respective present values of projected cash flows based on assumptions with respect to the growth rate of our revenues from sales, the earnings before interest and tax margin derived from sales, the discount rate selected to measure the risks inherent in future cash flows and our assessment of the product life cycle. We also took into consideration the competitive trends that may affect these products’ sales, including consideration of any technical, legal, regulatory, and economic barriers to entry. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Long-Lived Assets and Goodwill.” We determined the useful life of the developed technology of an acquired product by considering the remaining protection period of such product’s patent in China and the expected competitive trend in the PRC market. As of December 31, 2012, we performed goodwill impairment analysis of our two reporting units, a pharmaceutical reporting unit and a vaccine reporting unit. Based on this analysis, RMB25.3 million ($4.1 million) of goodwill impairment loss was recognized in 2012. We also performed impairment analysis on our IPR&D, and an impairment loss on IPR&D of RMB70.1 million ($11.2 million) was recognized in 2012. See “Item 5. Operating and Financial Review and Prospects—Acquisitions.”

Future events such as market acceptance of the acquired products, introduction of superior pharmaceuticals by our competitors, regulatory actions, safety concerns as to our pharmaceuticals or vaccines, and challenges to and infringement of our intellectual property rights, could have a material impact on our key assumptions in determining the fair value of the developed technology of the acquired products. This in turn could result in further write-downs of our intangible assets or goodwill, or a change in the useful lives of our intangible assets. Future impairment of our intangible assets or goodwill, or change in useful lives of our intangible assets, could decrease our net income, which would have a material adverse impact on our financial condition and results of operations.

Our non-public shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, we had a number of shareholders other than public shareholders holding our ordinary shares in the form of ADSs, including New Good Management Limited, a company beneficially owned by 8 individuals, including certain of our senior management, and controlled by Mr. Jinsheng Ren, our founder and chairman of our board of directors; Assure Ahead Investments Limited, an investment vehicle owned and controlled by a group of financial investors; and King View Development International Limited, an investment vehicle owned and controlled by Trustbridge Partners, a private equity fund. As of April 19, 2013, New Good Management Limited owned approximately 36.0% of our outstanding share capital, and Assure Ahead Investments Limited, King View Development International Limited and Fosun Industrial Co., Ltd. owned 17.5% 11.5% and 7.8%of our outstanding share capital, respectively. As of April 19, 2013, Amy Liu, an individual shareholder, owned approximately 6.5% of our outstanding share capital.As such, they have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

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

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the Labor Contract Law, which became effective on January 1, 2008. On December 28, 2012, the PRC government promulgated an amendment to the Labor Contract Law of the PRC, which will become effective on July 1, 2013. The Implementation Rules of the Labor Contract Law was subsequently promulgated and became effective on September 18, 2008. The PRC government also promulgated the Law on Mediation and Arbitration of Labor Disputes on December 29, 2007 that came into effect on May 1, 2008. These labor laws and regulations impose greater liabilities on employers and significantly impact the cost of an employer’s decision to reduce its workforce. Further, they require certain terminations to be based upon seniority but not merit. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

If we grant additional employee share options, restricted shares or other share-based compensation in the future, our net income could be adversely affected.

We adopted a share incentive plan on November 13, 2006. We granted 10,000,000, 1,045,000, 400,000, 100,000 and 978,000 share options under our 2006 share incentive plan on November 15, 2006, March 29, 2007, May 5, 2008, December 24, 2008 and September 1, 2010, respectively. On July 31, 2008, our shareholders approved our 2008 share incentive plan under which we are authorized to issue up to 6,250,000 ordinary shares upon exercise of awards granted thereunder. On April 15, 2009, our compensation committee approved a share option exchange program that offered our eligible employees and directors the right to exchange vested and unvested outstanding share options to purchase our ordinary shares under the 2006 Share Incentive Plan for restricted shares (which are referred to in the notes related to the consolidated financial statements included elsewhere in this annual report on Form 20-F as “nonvested shares” per FASB ASC, Compensation—Stock Compensation ). The exchange ratio was determined based on the fair value of replacement restricted shares so that the fair value of the replacement restricted shares to be issued upon exchange would be approximately equivalent to the fair value of the share options surrendered by an individual. In addition, these replacement restricted shares are subject to substantially the same vesting schedule as the options that were validly tendered in the exchange offer. The exchange of the share option awards for restricted shares was accounted for as a modification for awards which involves a cancellation of the original award and an issuance of a new award. The replacement restricted shares were granted on May 7, 2009. The effect of this award modification on share-based compensation expense over the remaining requisite service period was insignificant.

On October 14, 2009 and December 4, 2009, we granted 200,000 restricted shares and 40,000 restricted shares, respectively, to our officers and key employees under our 2006 share incentive plan. In 2010, we granted 870,000 restricted shares in aggregate to our officers and key employees under our 2006 share incentive plan, including 480,000 restricted shares granted on March 9, 2010 to our independent directors and president. In 2011, we granted 364,000 restricted shares to our officers and key employees under our 2006 share incentive plan. In 2012, we granted 4,140,000 restricted shares to our directors and key employees under our 2006 share incentive plan. In 2012, we also granted 2,000,000 restricted shares to one of our directors under the 2008 share incentive plan.

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

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards.  Our operations are principally conducted in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the U.S. Securities and Exchange Commission is not currently inspected by the PCAOB.

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

Certain of our pharmaceutical products, primarily those included in the Essential Drug List and Reimbursement List, are subject to price controls in the form of fixed retail prices or retail price ceilings. See “Item 4. Information on the Company—B. Business Overview—Regulation—Price Controls.” In addition, the maximum retail prices of products that are included in the Essential Drug List and Reimbursement List are also subject to periodic downward adjustments as the PRC government authorities aim to make pharmaceuticals more affordable to the general public. However, PRC government authorities impose no control over the prices at which pharmaceutical manufacturers sell their products to their distributors. Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 31 times. The latest price reductions occurred on January 5, 2013. The retail price ceilings of our major products Bicun, Anxin and Shufutan, were adjusted downward, but will not significantly affect the actual sales price. In the long term, the prices at which pharmaceutical manufacturers in China sell their products to distributors, including the prices of our products, will be affected by the relevant fixed retail prices or retail price ceilings. Government price controls, especially downward price adjustments, may have an adverse effect on our revenues and profitability.

We may be adversely affected by the sales and marketing performance of our joint venture with Merck & Co., Inc.

The sales and marketing of some of our products are conducted by our joint venture with Merck & Co., Inc., which primarily include Xinta and Shufutan. Maintaining and promoting such products’ brands will depend largely on the success of the joint venture’s sales and marketing efforts. In addition, if the joint venture fails to comply with relevant laws and regulations in the promoting and marketing of these products, our public image and reputation could be tarnished by negative publicity and our results of operations may be adversely affected.

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

We have obtained permits and licenses and GMP certifications required for the manufacture of our pharmaceutical products. In addition, we have obtained permits, licenses and Good Supply Practice, or GSP, certifications for the distribution of our products. Each of these permits and licenses held by us is valid for five years and subject to periodic renewal and/or reassessment by the relevant PRC government authorities and the standards of compliance required in relation thereto may from time to time be subject to changes. For example, our current pharmaceutical manufacturing permits for each of Simcere Pharmaceutical Co., Ltd., or Hainan Simcere, Nanjing Simcere, Shandong Simcere, Jilin Boda, and Simcere Zhong Ren, Jiangsu Vaxtec will all expire on December 31, 2015. The 21 GMP certificates for our six manufacturing facilities will expire between May 2013 and April 2018. In 2011, our branded generic anti-diarrheal pharmaceutical Biqi passed the EU-GMP inspection and received EU-GMP certification from the Finnish Medicines Agency. We also have one GSP certificate held by our distribution subsidiary which will expire in July 2013.

At the time we acquired Jiangsu Quanyi, its core products included an influenza vaccine and a human-use rabies vaccine (vero cell). Jiangsu Quanyi had also received a new medicine certificate from the CFDA for its freeze-dried human rabies vaccine (vero cell) and had completed clinical trials of its purified hepatitis A inactivated vaccine (vero cell) while CFDA approval for its purified hepatitis A inactivated vaccine (vero cell) and GMP certification for the associated new manufacturing facility were pending. However, since the discovery of the substandard vaccine manufactured by Jiangsu Quanyi prior to our acquisition, the two new medicine certificates held by Jiangsu Quanyi for its rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell) have been revoked. The GMP certificate for its manufacture of human-use rabies vaccine has also been revoked, and the GMP certificate for its manufacture of influenza vaccine expired on February 2, 2010.

In August 2011, Jiangsu Quanyi injected certain machineries and equipment as paid-in capital into Jiangsu Vaxtec Biological Pharmaceutical R&D Co., Ltd., then renamed to Jiangsu Simcere Vaxtec Biological Pharmaceutical Co., Ltd. in June 2011, or Jiangsu Vaxtec, the wholly owned subsidiary of Jiangsu Quanyi. Jiangsu Quanyi transferred the vaccine business to Jiangsu Vaxtec  and Jiangsu Vaxtec received the GMP certification of influenza vaccine on March 14, 2013. We intend to apply for the renewal of our permits and licenses when required by applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation.” Any failure by us to obtain such GMP certifications may have a material adverse effect on the operation of our business, and prevent us from continuing to carry on our business. Furthermore, any changes in compliance standards, or any new laws or regulations may prohibit or render it more restrictive for us to conduct our business or may increase our compliance costs, which may adversely affect our operations or profitability.

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

PRC laws and regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations and such profits differ from profits determined in accordance with U.S. GAAP in certain significant respects, including the use of different bases of recognition of revenue and expenses. Our PRC subsidiaries are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserves that are not distributable as cash dividends. In practice, our PRC subsidiaries are also required to obtain a required tax clearance with the local tax bureau and complete the corresponding foreign exchange procedures before paying any dividends. Under the Corporate Income Tax Law of the PRC, or the CIT law and its implementing regulations, PRC income tax at the rate of 10% is applicable to dividends payable for earnings derived since January 1, 2008 by PRC enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China or that have such an establishment or place of business in China but for which the relevant income is not effectively connected with such establishment or place of business), subject to any lower withholding tax rate as may be contained in any income tax treaty or agreement that China has entered into with the government of the jurisdiction where such “non-resident enterprises” were incorporated. If we are considered as a “non-resident enterprise” under PRC tax law, any dividend that we receive from our PRC subsidiaries may be subject to PRC taxation at the 10% rate.

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

The CIT law, provides that a maximum income tax rate of 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises” to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and State Good Group Limited, or SGG, is a British Virgin Islands intermediate holding company. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends indirectly paid to us by our subsidiaries in China, if any, may be subject to the 10% income tax if SGG is considered as a “non-resident enterprise” under the CIT law. We have not provided for income taxes on accumulated earnings generated by our PRC subsidiaries from 2008 to 2012 because we plan to indefinitely reinvest these earnings in the PRC. If SGG is required under the CIT law to pay income tax with respect to any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

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

B.             Business Overview

We are a leading manufacturer and supplier of branded pharmaceuticals in the fast growing China market. We focus our strategy on the development of first-to-market generic and innovative pharmaceuticals, and have introduced a first-to-market generic anti-stroke medication under the brand name Bicun, a 5-FU sustained release implant under the brand name Sinofuan, Anxin, Jiebaishu and an innovative anti-cancer medication under the brand name Endu. We currently manufacture and sell 47 principal pharmaceutical products. In addition, we have obtained approvals from the CFDA to manufacture and sell over 223 other products. In 2012, we received clinical trial approval from the CFDA for four investigational new drugs, or INDs, applying for Category I new drug. As of March 31, 2013, we also had over 11 product candidates in various stages of development, including treatments for cancer and cardiovascular diseases.

Our innovative anti-cancer medication Endu has been granted an invention patent in China and an invention patent in the United States, and was the first recombinant human endostatin injection approved for sale in China. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. Our generic anti-stroke medication Bicun was the first edaravone injection, a type of neuroprotective pharmaceutical compound, approved for sale in China. Our generic amoxicillin granule antibiotic, marketed under the brand name Zailin, was recognized as a “China Well-Known Trademark” in 2004, and acquired the qualification to premium price and our anti- inflammatory pain relievers for the treatment of rheumatoid arthritis and osteoarthritis, marketed under the brand name Yingtaiqing, was recognized as a “China Well-Known Trademark” in 2008, and acquired the qualification to premium price. Our generic anti-stroke medication Bicun was recognized as a “China Well-Known Trademark” in 2011 and “Simcere” was also recognized as a “China Well-Known Trademark” in 2011 by the State Administration for Industry and Commerce of PRC.  Furthermore, our medication Sinofuan, a 5-Fu sustained-released implant for the treatment of cancer which we obtained from our successful acquisition of Simcere Zhong Ren, is the first and the only dosage form of sustained-release implant approved by the CFDA, and our generic anti-infection medication Anxin, a new product that we introduced in 2008, was the first biapenem injection, a type of carbapenem, approved for sale in China.

In 2011, our branded generic anti-diarrheal pharmaceutical Biqi passed the EU-GMP inspection and received EU-GMP certification from the Finnish Medicines Agency.

In January 2012, we officially announced the launch of sale of Iremod on the China market. Iremod, which was independently developed by us, is the first Iguratimod drug on the global market. It is an innovative new molecular formula in the category of Disease Modifying Anti-rheumatic Drugs (“DMARDS”), which are primarily used in the treatment of active rheumatoid arthritis.

We commenced operations in March 1995 as a distributor of pharmaceutical products, and since then we have established an extensive distribution network in China that we now use to market, sell and distribute our own pharmaceutical products. We sell our products (except our vaccines) exclusively to regional distributors, who then sell them to local distributors, hospitals and retail pharmacies throughout China. Our marketing team leverages the reputation of our Simcere brand name and our well-known branded pharmaceuticals to cross-sell our other pharmaceuticals. We also have dedicated brand management, market research and sales support teams to further enhance the effectiveness of these marketing efforts. On November 29, 2011, Simcere, a proprietary brand of the Simcere Pharmaceutical Group, was designated  as a Chinese Famous Trademark by the Trademark Appeal Board of the State Administration for Industry & Commerce.

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

Our Products

We currently manufacture and sell 47 principal pharmaceuticals marketed under various brands. Of these products, 41 are prescription pharmaceuticals and six are over-the-counter, or OTC, pharmaceuticals. In addition, we are also the exclusive distributor of Yingtaiqing-branded generic diclofenac sodium sustained-release capsules and the Faneng-branded generic alfacalcidol soft capsules, both of which are prescription pharmaceuticals manufactured by independent third parties. Furthermore, we have obtained approvals from the CFDA to manufacture and sell over 223 other products.

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

Our innovative pharmaceutical Endu, or recombinant human endostatin, has been granted an invention patent in China and was the first recombinant human endostatin injection approved for manufacture and sale in China and has been approved for the treatment of Non-small Cell Lung Cancer, or NSCLC. Recombinant human endostatin is a genetically engineered protein that interferes with the growth of blood vessels to a tumor, thereby starving and preventing the growth of tumor cells. In 2012, revenues of Endu amounted to RMB271.2 million ($43.5 million), which accounted for 13.0% of our revenues for the year.

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

These clinical trials showed that the median survival time of the Endu group was approximately five months longer than that of the control group and one year survival rates of the Endu group was 62.8% compared to 31.5% for the control group. The CFDA granted the new medicine certificate for Endu in September 2005 and the relevant approvals to manufacture and sell Endu in March 2006 to Shandong Simcere, a pharmaceutical company founded by Dr. Luo that held an invention patent in China on Endu granted on January 18, 2006.  See “Item 3. Key Information—D. Risk Factors—Risks Related to our Company—We may be involved in litigation, arbitration or other legal proceedings from time to time that require extensive management attention and resources and may be expensive, time-consuming and disruptive.”

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

Our Principal Branded Generic Pharmaceuticals

In addition to Endu, we currently market and sell the following principal branded generic pharmaceutical products, each of which contributed over RMB100.0 million ($16.1 million) to our revenues in 2012 and in aggregate accounted for 56.6% of our revenues in 2012:

•                                          Bicun (edaravone injection);

•                                          Zailin (amoxicillin capsules, dispersible tablets, granules and injection);

•                                          Yingtaiqing (diclofenac sodium sustained-release capsules and gelatin);and

•                                          Sinofuan (anti-tumor implants).

Bicun. Bicun is our prescription edaravone injection pharmaceutical for the treatment of strokes. Edaravone is a synthetic free radical scavenger and has been proved to be one of the most effective neuroprotective pharmaceuticals, as evidenced by being recommended as the only neuroprotective agent by the Japan Stroke Therapeutic Guide (2004). Edaravone protects the brain by eliminating excessive free radicals, which are highly reactive molecules occurring in the human body as a result of stroke, an excessive number of which could result in cell damage. Bicun was the first edaravone injection approved for sale in China and has been one of our major products since its introduction in China in February 2004. We obtained regulatory approval to manufacture and sell Bicun in December 2003. The monitoring period of Bicun expired in 2007 and a number of competitors have been entered into the edaravone injection market. In 2012, revenues of Bicun amounted to RMB612.2 million ($98.3 million), which accounted for 29.4% of our revenues for the year.

Zailin. Zailin is the brand name for our line of generic prescription amoxicillin antibiotics, which includes capsules, dispersible tablets, granules and injection. Zailin was recognized as a “China Well-Known Trademark” by the PRC Trademark Office of the State Administration for Industry and Commerce in 2004 and is one of only two antibiotic brands in China granted such recognition. Regulatory approvals to manufacture and sell Zailin granules were obtained in February 1993, Zailin capsules in October 1996, Zailin tablets in June 1998 and Zailin injection in July 2001. Amoxicillin has been included in the national medical insurance catalog since 2000. In 2012, revenues of Zailin amounted to RMB229.3 million ($36.8 million), which accounted for 11.0% of our revenues for the year.

Yingtaiqing. Yingtaiqing is the brand name for our generic diclofenac sodium in sustained-release capsules and gelatin dosage format, which is an anti-inflammatory pain reliever and analgesic drug used to treat rheumatoid arthritis and osteoarthritis. Yingtaiqing sustained-release capsules are prescription pharmaceuticals and are currently manufactured by a third-party manufacturer, the China Pharmaceutical University Pharmaceutical Company, or China Pharmaceutical, and we have entered into an exclusive distribution agreement with China Pharmaceutical to distribute and sell Yingtaiqing sustained-release capsules in China since 1996. A master distribution agreement was renewed in December 2009. Pursuant to the master distribution agreement, we have agreed to purchase from China Pharmaceutical a certain minimum quantity of Yingtaiqing sustained-release capsules in 2010 and 2011. We obtained the regulatory approval to manufacture and sell Yingtaiqing gelatin, an OTC medicine, in December 2005. Yingtaiqing was recognized as a “China Well-Known Trademark” in 2008. Diclofenac sodium has been included in the national medical insurance catalog since 2000. In 2012, sales of Yingtaiqing amounted to RMB177.9 million ($28.6 million), which accounted for 8.5% of our revenues for the year.

Sinofuan. Sinofuan is our first-to-market sustained release implants for the treatment of cancer. In April 2008, we acquired Sinofuan by acquiring a 70% equity interest in Simcere Zhong Ren. In 2012, revenues of Sinofuan amounted to RMB159.9 million ($25.7 million), which accounted for 7.7% of our revenues for the year.

Other Branded Generic Pharmaceutical Products

In addition to Endu and our four principal products, the following branded generic pharmaceutical products in aggregate also represented a significant portion of our revenues in 2012 and in aggregate accounted for 19.2% of our revenues in 2012:

•                                          Biqi (smectite powder);

•                                          Anqi (amoxicillin with clavulanate potassium granules);

•                                          Yidasheng (edaravone injection);

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

Yidasheng. Yidasheng is our prescription edaravone injection pharmaceutical for the treatment of strokes. Yidasheng became our product in October 2007, when we completed the acquisition of a 51.00% equity interest in Jilin Boda, the manufacturer of Yidasheng. In 2010 and 2011, we completed the acquisitions of additional 39.19% and 9.80% of equity interests in Jilin Boda, respectively. Since then, we have held a 99.99% equity interest in Jilin Boda.

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

Marketing and Distribution

We have over a decade of marketing experience in the pharmaceutical industry in China. From our inception in March 1995 to 2001, we operated as a distributor of pharmaceuticals and have leveraged our experience to establish an extensive distribution network in China that we now use to market, sell and distribute our own pharmaceuticals. As of December 31, 2012, we had 2,042 dedicated brand management and marketing employees. Our marketing and distribution activities are primarily carried out by our subsidiary, Jiangsu Simcere.

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

Distribution

We sell all of our products (except our vaccines) exclusively to pharmaceutical distributors in China and depend on distributors for a substantial portion of our revenues. We have business relationships directly or indirectly with approximately 1,405 pharmaceutical distributors in China. Each pharmaceutical distributor in turn may distribute our pharmaceuticals within a designated region either directly to hospitals owned and controlled by counties or higher level government authorities in China, clinics, pharmacies and other retail outlets or to local distributors. Many of our pharmaceuticals are widely distributed in large hospitals located in some of the most prosperous regions in China. Our vaccines are sold to various levels of CDCs, which are controlled by various levels of government authorities in China. These hospitals must implement collective tender processes for the purchase of medicines listed in the Essential Drug List and Reimbursement List and medicines that are consumed in large volumes and commonly prescribed for clinical uses. CDCs may also implement collective tender processes for the purchase of our vaccines.

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

Our distributors are widely dispersed on a geographic basis. Each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. In each of 2010, 2011 and 2012, no single distributor accounted for, on an individual basis, 10.0% or more of our revenues, and during the same periods, sales to our five largest distributors accounted in aggregate for approximately 17.6%, 17.2%, and 16.6%, respectively, of our revenues. We have limited ability to manage the activities of our distributors, who are independent from us. Our distributors may potentially engage in actions that may violate the anti-corruption laws in China, engage in other illegal practices or exhibit and damaging behaviors with respect to their sales or marketing of our products, which could have a material adverse effect on our business, prospects and brand. For additional information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—We may not be able to effectively manage our employees, distribution network and third-party marketing firms, and our reputation, business, prospects and brand may be materially and adversely affected by actions taken by our distributors.”

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

A portion of our production lines are equipped with automated machinery and equipment and can be used to produce different kinds of pharmaceuticals in the same physical dosage form without the need to significantly modify the current production facilities and equipment. We therefore are able to adjust our production to meet market demand and our sales target in response to market demand. The following table is a summary of our 2012 production capacity.

Pharmaceutical Agent Production Unit	Delivery Form	2012 Capacity
Hainan Simcere
Penicillin family	Granules	630,000,000 packs
Penicillin family	Capsules	288,000,000 pills
Cefaclor family	Granules	240,000,000 packs
Cefaclor family	Capsules	60,000,000 pills
Cefaclor family	Dry suspension	240,000,000 packs
General	Tablets	200,000,000 pills
General	Granules	240,000,000 packs
General	Gelatin	6,000,000 tubes
General	Powder	160,000,000 packs
General	Capsules	60,000,000 pills
Nanjing Simcere
Penicillin family	Powder injection	6,600,000 vials
Penicillin family	Granules	40,000,000 packs
Penicillin family	Tablets	70,000,000 pills
General	Oral solution	50,000,000 bottles
	Small volume parenteral solutions	26,000,000 vials
General	Tablets	48,000,000 pills
General	Dry suspension	40,000,000 packs
General	Capsules	38,000,000 capsules
General	Granules	29,000,000 packs
General	Powder injection	2,700,000 vials
General	Sterile active pharmaceutical ingredients, or APIs	1000 kgs
	Extract liquid	21,000,000 vials
Anti-cancer Powder for Injection	Freeze-dried powder injection	3,000,000 bottles
Shandong Simcere
Recombinant human endostatin	Injection	1,000,000 vials
Jilin Boda
Edavarone injection	Low-dose injection	20,000,000 vials
General	Tablets	3,000,000,000 pills
General	Capsules	50,000,000 pills
General	Granules	10,000,000 packs
APIs	Moroxydine	900,000 kg
APIs	Edaravone	4,000 kg
Simcere Zhong Ren
Fluorouracil implant	Implant	1,000,000 vials
Jiangsu Quanyi
H1N1 Influenza A Vaccine (Split Virion), Inactivated	Injection	For 6,000,000 people
Influenza Vaccine (Split Virion), Inactivated	Injection

Quality Control

Our senior management team is actively involved in setting internal quality control policies and monitoring our product quality control process. Our quality control team is responsible for the testing of our pharmaceuticals to ensure that we comply with all applicable regulations, standards and internal policies during the manufacturing process. We carry out quality control procedures in compliance with GMP standards and CFDA regulations and in accordance with our internal policies with a view towards ensuring the consistency and high quality of our products. We inspect and test packaging materials before manufacturing and test intermediate products based on various criteria, such as physical appearance (including the shape of capsules and granules), cleanliness, ingredient composition and weight. Once the products are finalized, we conduct final product testing before distributing our products to our distributors.

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

In 2012, we purchased an aggregate of 31.5% of our total supply of raw materials and pharmaceutical products from our five largest suppliers.

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

Our generic pharmaceuticals are not protected by patents and are thus subject to competition from other generic pharmaceuticals. However, the CFDA may at its discretion, subject to certain limitations, grant first-to-market generic pharmaceuticals the protection of a multiple-year monitoring period, or a protection period under the prior regulation, during which other pharmaceutical companies cannot apply for the registration of pharmaceuticals with the same chemical structure, dosage form and indication. See “Item 4. Information on the Company—B. Business Overview—Regulation—Approval and Registration of Pharmaceutical Products.” Once the transitional protection period elapses, other manufacturers will be able to produce pharmaceuticals with the same chemical structure, dosage form and indication, and may be able to sell such products at a lower price. As a result, hospitals, clinics, pharmacies and other retail outlets may choose the lower priced products over our pharmaceuticals, resulting in a commensurate loss in sales of our products. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Most of our products are branded generics, which can be manufactured and sold by other pharmaceutical manufacturers in China once the relevant protection or monitoring periods elapse.” Furthermore, for our patented pharmaceuticals, the existence of a patent may not necessarily protect us from competition as our patent may be challenged, invalidated or held to be unenforceable. This is because patent applications can take many years to be approved and issued and currently pending applications may later result in issued patents that our product candidates or technologies may infringe. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—The existence of a patent may not necessarily protect us from competition as our patent may be challenged, invalidated or held unenforceable.”

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

Insurance

We maintain property insurance policies covering our equipment and facilities for losses due to fire, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land amounted to approximately RMB1,205.0 million ($193.4 million) as of March 31, 2013. We also maintain insurance policies covering products in transit to our customers. We do not maintain product liability insurance except for Hainan Simcere. We do not purchase insurance covering potential liability relating to the release of hazardous materials. In addition, we do not maintain business interruption insurance or key employee insurance for our executive officers as we believe it is not the normal industry practice in China to maintain such insurance. We consider our current insurance coverage to be adequate. However, uninsured damage to any of our manufacturing facilities and buildings or a significant product liability claim could have a material adverse effect on our results of operations. We also maintain directors’ and officers’ liability insurance for our directors and officers.

Regulations on Pharmaceutical Products

Our products are subject to regulatory controls governing pharmaceutical products. As a developer, manufacturer and distributor of pharmaceuticals, we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular, the CFDA. The “Law of the PRC on the Administration of Pharmaceuticals,” as amended on February 28, 2001, provides the basic legal framework for the administration of the production and sale of pharmaceuticals in China and covers the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products in China. Its implementation regulations set out detailed implementation rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws and regulations that are applicable to manufacturers and distributors in general.

Pharmaceutical Product Manufacturing

Permits and Licenses for Pharmaceutical Manufacturers

A manufacturer of pharmaceutical products must obtain a pharmaceutical manufacturing permit from the provincial food and drug administration. This permit, once obtained, is valid for five years and is renewable upon its expiration. This permit must be renewed at least six months before its expiration date. Our current pharmaceutical manufacturing permits for each of Hainan Simcere, Nanjing Simcere Dongyuan, Jiangsu Vaxtec, Shandong Simcere, Jilin Boda and Simcere Zhong Ren will all expire on December 31, 2015. In addition, before commencing business, a pharmaceutical manufacturer must also obtain a business license from the relevant administration for industry and commerce.

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

Generally, GMP certificates are valid for five years and we do not believe it will be difficult for us to renew any of our GMP certifications. The following table summarizes the most recent GMP certificates we received for each of our manufacturing facilities:

Certification By Facilities	Coverage	Issue Date	Expiration Date
Hainan Simcere
	Tablets (Including Cephalosporins), Granules, Capsules, Dry Suspensions (Including Cephalosporins, Penicillin), Soft Capsules, Powders, Gelatin	July 8, 2011	December 31,2015
	Bulk Drug(Montmorillonite, Iguratimod aldioxa)	September 26 2011	September 25 2016
	Bulk Drug ( Meloxicam, Edaravone)	November 26, 2008	November 25, 2013
	Bulk Drug (Naftopidil, amlodipine maleate)	February 2, 2009	February 1, 2014
	Diosmectite	March 29, 2010	January 27, 2013
	BiQi powder for oral suspension	August 16, 2011	April 10, 2014
Nanjing Simcere
	Small Volume Parenteral Solutions	December 3, 2008	December 2, 2013
	Mixture, Oral Solution	October 27, 2008	October 26, 2013
	Powder for Injection	August 6, 2008	August 5, 2013
	Sterile Bulk (Biapenem)	July 21, 2008	July 20, 2013
	Tablets, Hard Capsules, Granules, Dry Suspensions, Bulk drug (Palonosetron Hydrochloride)	October 11, 2010	October 10, 2015
	Powder for Injection (Penicillin)	December 28, 2010	December 27, 2015
	Tablets, Capsules, Dry Suspensions(Penicillin)	May 6, 2008	May 5, 2013
	Bulk Drug (Zanamivir), Powder	April 9, 2010	April 8, 2015
	Freeze-dried Powder Injection (Anti-Cancer Drug)	June 16, 2009	June 15, 2014
	Bulk Drug (Nedaplatin)	June 19, 2009	June 18, 2014
	Bulk Drug (Oxaliplatin)	December 28,2009	December 27, 2014

Shandong Simcere	Recombinant Human Endostatin Injection (Anti-cancer Drugs)	August 18, 2009	August 17, 2014

Simcere Zhong Ren
	Anti-cancer Implants	April 7, 2013	April 6, 2018

Jilin Boda
	Small Volume Parenteral Solutions, Edaravone Injection	March 14, 2013	March 13, 2018
	Bulk Drug (Edaravone, Phenytoinum Natricum, Moroxydine Hydrochloride)	May 18, 2010	May 17, 2015
	Tablets, Capsules, Granules	November 28, 2008	November 27, 2013

Jiangsu Vaxtec	Influenza vaccine	March 14, 2013	March 13, 2018

At the time we acquired Jiangsu Quanyi, its core products included an influenza vaccine and a human-use rabies vaccine (vero cell). Jiangsu Quanyi had also received a new medicine certificate from the CFDA for its freeze-dried human rabies vaccine (vero cell) and had completed clinical trials of its purified hepatitis A inactivated vaccine (vero cell) while CFDA approval for its purified hepatitis A inactivated vaccine (vero cell) and GMP certification for the associated new manufacturing facility were pending. However, as of the date of this annual report, the two new medicine certificates held by Jiangsu Quanyi for its rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell) have been revoked. The GMP certificate for its manufacture of human-use rabies vaccine has also been revoked, and the GMP certificate for its manufacture of influenza vaccine expired on February 2, 2010. Jiangsu Quanyi transferred the vaccine business to Jiangsu Vaxtec, and Jiangsu Vaxtec received the GMP certification of influenza vaccine on March 14, 2013.

Approval and Registration of Pharmaceutical Products

To apply for approval of manufacturing a pharmaceutical with a national standard, the applicant must submit relevant information and samples of the pharmaceutical prepared in accordance with the relevant national standard to the provincial food and drug administration authority. According to the current Administrative Rules on Drug Registration that came into effect on October 1, 2007, provincial food and drug administration authorities will examine the completeness, standardization and authenticity of an application dossier, and organize inspection of the pilot manufactured drugs. Three consecutive production batches of pharmaceutical samples, collected by provincial food and drug administration authorities, will be examined by the designated drug laboratories. Following their respective assessment and investigation of the application, the provincial food and drug administration authority and the pharmaceutical examination laboratories will produce their respective report to the CFDA. The CFDA shall be responsible for the review of the application dossier and the reports, and then conduct a final assessment of the application to consider whether to approve the registration of the medicine. Upon successful final assessment of the application, the CFDA will issue a medicine registration approval.

If a medicine has not previously been marketed in China, the manufacturer must first obtain a new medicine certificate as well as a medicine registration approval from the CFDA. To register new medicines, pharmaceutical manufacturers must obtain approvals from the CFDA to carry out clinical research. Applicants need to submit relevant pre-clinical study information and other relevant reports to the provincial food and drug administration for review. The provincial food and drug administration will also conduct on-site inspections to collect pharmaceutical samples and appoint specified pharmaceutical examination laboratories to examine such pharmaceutical samples. The pharmaceutical examination laboratories will then issue reports to the CFDA, which will then set up an expert team comprised of pharmaceutical professionals and other specialists to conduct a technical assessment of the proposed new medicine and decide whether clinical research should be commenced.

Following successful completion of clinical research, applicants must submit clinical research information and raw material samples to the provincial food and drug administration and the pharmaceutical examination laboratories appointed by the provincial food and drug administration to apply for approval to manufacture the new medicines. The provincial food and drug administration authority will then examine the completeness, standardization and authenticity of the submission materials and conduct an on-site inspection at the production premises of the applicants. The pharmaceutical examination laboratories appointed by the provincial food and drug administration will then examine three consecutive production batches of pharmaceutical samples collected by the provincial food and drug administration. After investigation and assessment, the provincial food and drug administration authority and the examination laboratories appointed by the provincial food and drug administration authority will produce reports to the CFDA, and the CFDA will review and approve the submission materials and carry out a final review of the application of the subject new medicine. Upon fulfillment of the relevant requirements and approval by the CFDA, the applicants will be granted a new medicine certificate and a medicine approval document. The CFDA will then issue to the applicant the Drug Quality Registration Standards with respect to the registered pharmaceuticals which the manufacturer of such pharmaceuticals must strictly comply with.

Upon granting production approval of a new medicine, the CFDA may set a monitoring period of a maximum of five years to continue monitoring the safety of the medicine, during which the relevant pharmaceutical manufacturing company must regularly review the production technologies employed, monitor the quality, stability, curative effects and unfavorable side-effects of the new medicine, and report to the provincial level food and drug administration authority annually. During such a monitoring period, the CFDA will not accept applications for new medicine certificates for the same medicine by other pharmaceutical companies or approve the sale or import of the same medicine by other pharmaceutical companies, except that, for any other application for the same new medicine that had been approved by the CFDA to undergo clinical trials prior to the granting of a monitoring period, the CFDA may approve the application for sale or import of the new medicine if it meets the relevant requirements and will continue to monitor such new medicine. As a result, the monitoring period in connection with a new medicine can limit the competition encountered by the manufacturer of the new medicine. On February 10, 2010, the CFDA authorized our company to produce and sell Zanamivir, one of only two drugs approved by the World Health Organization, or WHO, to which the new H1N1 strain of influenza A has been shown to be susceptible. On July 15, 2010, Nanjing Simcere received CFDA new drug certification and registration approval to manufacture and market Palonosetron material and injections in China. Palonosetron is a second generation 5-HT3 antagonist used for the prevention and control of acute chemotherapy-induced nausea and vomiting (CINV). As of March 31, 2013, we held 51 new medicine certificates and had obtained 189 medicine approval documents.

Pre-clinical Research and Clinical Trials

In order to apply for a new medicine certificate, a pharmaceutical company must conduct a series of pre-clinical research including research on synthesis technology, physical and chemical nature and purity, pharmaceutical forms, selection of prescriptions, manufacturing technologies, test methods, quality indicators, stability, pharmacology, toxicology and pharmacokinetics of pharmaceuticals. This pre-clinical research should be conducted in compliance with the relevant technological guidelines issued by the CFDA. In particular, the safety evaluation research must be conducted in compliance with the Good Laboratory Practice.

After completion of pre-clinical studies and obtaining the relevant approval from the CFDA, clinical trials are conducted in compliance with the Good Clinical Practice. Clinical trials to be conducted range from Phase I to IV, although under certain circumstances, only Phase II and III or only Phase III clinical trials are required.

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

Continuing CFDA Regulation

A manufacturer of pharmaceutical products is subject to continuing regulation by the CFDA. If an approved medicine, its labeling or its manufacturing process is significantly modified, pre-market supplemental approval may be required. A manufacturer of pharmaceutical products is subject to periodic re-inspection and market surveillance by the CFDA to determine compliance with regulatory requirements. If the CFDA sees a reason to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions such as fines and injunctions, recalls or seizure of products, imposition of operating restrictions, partial suspension or complete shutdown of production and criminal prosecution.

An approval of pharmaceutical registration issued by the CFDA will be valid for a period of five years. Within six months prior to expiration, the manufacturer may need to apply for re-registration with the provincial drug administrative authorities. Relevant authorities will review the application and renew the registration for such pharmaceutical if the relevant requirements are fulfilled. For innovative pharmaceuticals, completion of Phase IV clinical trials is required prior to the application for re-registration.

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

Quality of Vaccine Products

On July 13, 2004, the CFDA promulgated the Administrative Regulations for Batch Certificate of Biological Products, which requires competent authority to conduct mandatory inspection and examination on each batch of vaccine products, blood products and other biological products determined by the CFDA before they may be sold in the market. Vaccine products cannot be distributed in the market before they are approved for sale by the relevant medicine inspection institute. An applicant shall apply for examination or inspection, or both examination and inspection, of each batch of vaccine products by the relevant inspection institute. For each batch of vaccine products, the applicant will provide the inspection institute with samples together with manufacturing records, internal inspection records and other quality control documents. The inspection institute will review the documents and inspect the samples and issue a batch certificate within approximately two months, if the manufacture procedures and the quality of the products are ascertained to meet the standards as approved by the CFDA. With the batch certificate, the approved batch of vaccines may be distributed in the market. Copies of batch certificates stamped by the pharmaceutical manufacturing enterprise shall be provided when selling the products.

On June 30, 2005, the CFDA promulgated a circular which reemphasized that rabies vaccine for human-use produced as from August 23, 2005 shall be regulated under the batch certificate system. The National Institute for the Control of Pharmaceutical and Biological Products was authorized by the CFDA to conduct the inspections and issue batch certificates.

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

Our subsidiary, Jiangsu Simcere, obtained its most recent GSP certificates on July 2, 2008. The certificate is valid for five years and we do not believe it would be difficult for us to renew this certificate.

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

Reimbursement Under the National Medical Insurance Program

Participants of National Medical Insurance Program are urban residents who are currently employed or retired. Participants of the National Medical Insurance Program and their employers are required to contribute to the payment of insurance premium on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the Essential Drug List and Reimbursement List, which is divided into two tiers. Purchases of Tier A medicines are fully reimbursable, but certain Tier A medicines are only reimbursable if the medicine is used for a particular stated purpose in the Essential Drug List and Reimbursement List. Purchasers of Tier B medicines are required to make a certain percentage of co-payments, with the remaining amount being reimbursable. The percentage of reimbursement for Tier B medicines varies in different regions in the PRC. Factors that affect the inclusion of medicines in the Essential Drug List and Reimbursement List include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China and whether it is considered to be important in meeting the basic healthcare needs of the general public. The Ministry of Human Resources, together with other government authorities, has the power every four years to determine which medicines are included in the national medicine catalog, under which of the two tiers the included medicine falls, and whether an included medicine should be removed from the catalog. Provincial governments are required to include all Tier A medicines listed on the national medical insurance catalog in their provincial Essential Drug List and Reimbursement List. For Tier B medicines listed in the national medical insurance catalog, provincial governments have the discretion to include or remove by no more than 15% from the number of Tier B medicines listed in the national medical insurance catalog that is to be included in the provincial Essential Drug List and Reimbursement List. The patients under the Reimbursement program can be reimbursed for certain hospitalization costs on an annual basis; and if they go to the clinic for medical treatment or purchase medicines in drugstores, they cannot be reimbursed.

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

Patent Enforcement

When a dispute arises as a result of infringement of the patent holder’s patent right, such dispute should be settled first through consultation by the respective parties. However, if such dispute cannot be settled through consultation, such patent holder or an interested party who believes the patent is being infringed may either file a civil legal suit or file an administrative complaint with a provincial or municipal office of the SIPO. A PRC court may issue a preliminary injunction upon the patent holder’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. In addition, under the amended PRC Patent Law, if damages cannot be determined by either of the method described above, the court may at its discretion, by taking into account factors such as the type the patent or the nature and gravity of the infringement, determines a compensation in the sum of no less than RMB10,000 but no more than RMB1.0 million. As in other jurisdictions, with one notable exception, the patent holder in the PRC has the burden of proving that the patent is being infringed. However, if the holder of a manufacturing process patent alleges infringement of such patent, the alleged infringing party has the burden of proving that there has been no infringement.

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

We conduct substantially all of our operations through the following operating subsidiaries.

•                                          Simcere Pharmaceutical Co., Ltd., or Hainan Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Hainan Simcere is currently authorized to manufacture 63 pharmaceutical products.

•                                          Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd., or Nanjing Simcere, is our wholly owned subsidiary that engages in the manufacturing of pharmaceutical products. Nanjing Simcere is currently authorized to manufacture 87 pharmaceutical products.

•                                          Jiangsu Simcere Pharmaceutical Co., Ltd., or Jiangsu Simcere, is our wholly owned subsidiary that engages in the marketing, sale and distribution of pharmaceutical products.

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

•                                          Jiangsu Quanyi Biological Technology Stock Co., Ltd., or Jiangsu Quanyi, engaged in the manufacturing and sale of vaccines. In May 2009, we acquired a 37.5% equity interest in Jiangsu Quanyi. In December 2009, we acquired the 100.0% equity interest in China Vax, a Cayman Islands investment holding company which held a 15.0% equity interest in Jiangsu Quanyi. Since then, we have held 52.5% of the equity interest in Jiangsu Quanyi.

•                                          Jiangsu Simcere Vaxtec Bio-Pharmaceutical Co., Ltd., or Jiangsu Vaxtec, a subsidiary in which we holds a 52.5% equity interest that engages in the manufacturing and sale of vaccines.

•                                          Simcere of America Inc. or Simcere America is our wholly owned subdisidary that engages in searching for cooperation opportunity outside China.

•                                          Beijing Simcere Pharmaceutical Investment Co., Ltd., Beijing Xiangao Bio-Tech Co., Ltd., Beijing Xianjun Info-Tech Co., Ltd., and Oy Simcere Europe Limited are our wholly owned subsidiaries established in 2011 with no substantial business operations.

•                                          Right Wealth Holdings Limited, Cosmo Key Limited, Nanjing Simcere Dongyuan Technology & Trade Co., Ltd. are our wholly owned subsidiaries established in 2012.

D.            Property, Plants and Equipment

Our headquarters and our research and development facility are located in Nanjing, Jiangsu Province, on a parcel of land with an aggregate site area of approximately 193,100 square meters. The land use rights will expire in 2056. In 2012, we cancelled the framework agreement with Beijing Strong Science Park Development Co., Ltd that was entered into in March 2011 for the planned purchase of land-use rights to establish a regional research and development center and offices, and withdrew the deposit payments of RMB 19.4 million ($3.1 million). In June 2011, we entered into an agreement with Chenmai government in Hainan Province to purchase land use rights with respect to an aggregate site area of approximately 260,000 square meters. Deposits payments of RMB33.0 million ($5.3 million) were made in 2011.

We have six GMP-approved manufacturing facilities that are located in Nanjing and Changzhou in Jiangsu Province, Haikou in Hainan Province, Liaoyuan in Jilin Province, Yantai in Shandong Province, Wuhu in Anhui Province. Our facilities in Nanjing are approximately 36,677 square meters in total, occupying four parcels of land with an aggregate site area of approximately 309,788 square meters. The land use rights granted with respect to the lands will expire in 2048, 2054 and 2054 and 2056. Our facility in Haikou, Hainan Province is approximately 17,000 square meters and occupies a parcel of land with an aggregate site area of approximately 40,000 square meters. The land use rights will expire in 2067. The facility in Yantai, Shandong Province is approximately 3,000 square meters and occupies a parcel of land with an aggregate site area of approximately 48,000 square meters. The land use rights will expire in 2053. The facility in Liaoyuan, Jilin Province is approximately 19,827 square meters and occupies an aggregate site area of approximately 55,000 square meters. The land use rights will expire in 2056. The facility in Wuhu, Anhui Province is approximately 3,143 square meters and occupies a parcel of land with an aggregate site area of approximately 20,000 square meters. The land use rights will expire in 2052. The facility in Changzhou, Jiangsu Province is approximately 41,444 square meters and occupies a parcel of land with an aggregate site area of approximately 50,429 square meters. The land use rights will expire in 2056. In addition, we own the mineral exploration rights relating to a smectite mine that can produce 300,000 tons in total of smectite, a raw material used for the manufacturing of our diarrhea medicine Biqi.

We believe that our existing facilities, together with the facilities under construction, are adequate for our current requirements.

In addition, in accordance with recent local government policies, we will be required to relocate two of our subsidiaries to the suburban areas. We are currently formulating the relocation plan and, therefore, we are unable to ascertain the financial impact these relocations may have on our results of operations and financial condition.

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

A.             Operating Results

Overview

We are a leading manufacturer and supplier of branded generic pharmaceuticals in the fast growing China market. We focus our strategy on the development of first-to-market generic and innovative pharmaceuticals. We currently manufacture and sell 47 principal pharmaceutical products and are the exclusive distributor of two additional pharmaceutical products that are marketed under our brand names. We market and sell our products directly or indirectly to approximately 1,405 pharmaceutical distributors who in turn sell these products to other distributors, hospitals and retail pharmacies throughout China.

We commenced operations in March 1995 and operated our business mainly as a distributor of pharmaceutical products. Since then, we have gradually built up our research and development and manufacturing capabilities and have become one of the leading pharmaceutical companies in China that develop, manufacture and sell branded generic pharmaceuticals. To date, we have introduced a series of branded products, including our first-to-market generic anti-stroke medication Bicun, as well as our innovative pharmaceutical Endu, the first recombinant human endostatin injection approved for sale in China. Revenues from Bicun, Zailin, Yingtaiqing, Endu and Sinofuan, on an individual basis, exceeded RMB100.0 million ($16.1 million) in 2012, which we believe is evidence of wide market acceptance of these products in the China market.

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

Our Ability to Successfully Develop, Acquire and Launch First-to-Market Generic and Innovative Pharmaceuticals

We believe that our proven ability to build a portfolio of first-to-market branded generic and innovative pharmaceuticals is crucial for our long-term growth and profitability, as first-to-market pharmaceuticals provide the advantage of rapid market penetration and higher profit margins. Compared to other generic pharmaceuticals, which can be sold by other pharmaceutical companies at a lower price, first-to-market generic pharmaceuticals, although not protected by intellectual property rights, are often granted a monitoring period, or have been granted a protection period under prior regulations, by the CFDA during which time the CFDA will not accept applications for new medicine certificates for pharmaceuticals with the same chemical structure, dosage form and indication. Innovative pharmaceuticals, which are protected by intellectual property rights, enjoy an even longer period of exclusivity as the validity period for an invention patent is 20 years. We believe that our ability to launch first-to-market generic and innovative pharmaceuticals, the exclusive marketing period in relation to such pharmaceuticals, coupled with our capabilities in marketing, branding and distribution, will continue to allow us to develop products that gain widespread recognition quickly and contribute to the rapid increase of our revenues and profitability.

The Extent of Inclusion of Our Pharmaceuticals in the Essential Drug List and Reimbursement List

Eligible participants in the national basic medical insurance program in China, which consist of mostly urban staff and residents, are entitled to reimbursement from the social medical insurance fund for up to the entire cost of medicines that are included in the Essential Drug List and Reimbursement List. See “Item 4. Information on the Company—B. Business Overview—Regulation—Reimbursement Under the National and Provincial Medical Insurance Programs.” In August 2009, the PRC Ministry of Health established the essential drug list, which contains 205 chemical drugs and 102 traditional Chinese medicines. On November 30, 2009, China’s Ministry of Human Resources and Social Security issued China’s national drug reimbursement list consisting of 2,127 Tier A and Tier B drugs. Factors that affect the inclusion of medicines in the Essential Drug List and Reimbursement List include whether the medicine is consumed in large volumes and commonly prescribed for clinical use in China, whether it is considered to be important in meeting the basic healthcare needs of the general public, whether the price is reasonable and whether it is safe and effective. As of March 31, 2013, 36 of our 47 principal products, including Edaravone (Bicun and Yidasheng), Nedaplatin (Jiebaishu), Diclofenac (Yingtaiqing), Amoxicillin (Zailin), Biapenem (Anxin), Amoxicillin and Clavulanate (Anqi), Levamlodipine (Xinta), Alfacalcidol (Faneng), Smectite (Biqi), Kechuanning and Rosuvastatin (Shufutan), have been included in the Essential Drug List or Reimbursement List.

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

Our Ability to Compete In the Tender Processes for Purchase of Medicines by State-Owned and State-Controlled Chinese Hospitals

A substantial portion of the products we sell to our distributor customers are sold to hospitals owned or controlled by counties or higher level government authorities in China. These hospitals must implement collective tender processes for the purchase of medicines listed in the Essential Drug List and Reimbursement List and consumed in large volumes and commonly prescribed for clinical uses. Factors considered by these hospitals in assessing bids include, among other things, the quality and price of the medicine and the service and reputation of the manufacturers. The collective tender process for pharmaceuticals with the same chemical composition must be conducted annually in principle, and pharmaceuticals that have won in the collective tender processes previously must tender processes in the following period before new purchase orders can be issued. If we are unable to win purchase contracts through the collective tender processes in which we decide to participate, we will lose market share to our competitors, and our revenues and profitability will be adversely affected.

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

As of March 31, 2013, 36 of our 47 principal products, including Edaravone (Bicun and Yidasheng), Nedaplatin (Jiebaishu), Diclofenac (Yingtaiqing), Amoxicillin (Zailin), Biapenem (Anxin), Amoxicillin and Clavulanate (Anqi), Levamlodipine (Xinta), Alfacalcidol (Faneng), Smectite (Biqi), Kechuanning and Rosuvastatin (Shufutan), have been included in the Essential Drug List or Reimbursement List.

Since May 1998, the relevant PRC government authorities have ordered price reductions of various pharmaceuticals 31 times. The latest price reductions occurred in January 2013 and affected a total of 1,188 pharmaceuticals.

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

The prices of medicines that are not subject to price controls are determined freely at the discretion of the respective pharmaceutical companies, subject to notification to the provincial pricing authorities. As we sell substantially all of our products to pharmaceutical distributors in China, we price our pharmaceuticals that are not subject to price controls based on the prices of competing pharmaceuticals, if any, in the market and our gross margin. For instance, currently Endu and Iremodis are not subject to any price controls, and are priced at a premium by pharmaceutical companies.

Acquisitions

In 2006 and 2007, we acquired an aggregate of 90.0% equity interest in Shandong Simcere, a PRC pharmaceutical company engaged in the research, development, manufacture and sale of an anti-cancer medication under the name Endu. In January 2009, we acquired the remaining 10.0% equity interest in Shandong Simcere for cash consideration of RMB30.1 million.

In September 2007, we entered into a definitive agreement to acquire a 51.0% equity interest in Jilin Boda for a total of RMB123.1 million in cash. The acquisition was completed in October 2007. Jilin Boda manufactures the injectable stroke management medication, Yidasheng, the only other edaravone injection currently available in China other than Bicun at that time. In June 2010, we entered into a series of transactions to: (i) acquire approximately 39.19% of the equity interest in Jilin Boda through an acquisition of 80.0% equity interest in Nanjing Xiangao, an investment company which holds approximately 48.99% of the equity interest in Jilin Boda; and (ii) acquire the remaining 20.0% of the equity interest in Nanjing Xiangao through a put-and-call arrangement, which would allow us to effectively acquire approximately 9.80% of the equity interest in Jilin Boda. The additional purchase of 39.19% of the equity interests in Jilin Boda did not constitute a change in control. These series of transactions were completed on July 4, 2010 with a total purchase consideration of RMB174.2 million, consisting of cash consideration of RMB170.2 million  and RMB4.0 million, representing the difference between RMB30.4 million, the fair value of buildings, machinery and equipment transferred to the selling shareholder, and RMB26.4 million, the consideration receivable from the selling shareholder. In December 2011, we acquired an additional 9.80% equity interest in Jilin Boda through the acquisition of a 20% equity interest in Nanjing Xiangao for cash consideration of RMB40.0 million. As of December 31, 2012, we beneficially held a 99.99% equity interest in Jilin Boda.

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

In May 2009, we entered into an agreement to indirectly acquire approximately 35.0% of the equity interest of Shanghai Celgen Bio-Pharmaceutical Co., Ltd., or Shanghai Celgen, for cash consideration of RMB110.0 million. Shanghai Celgen has strong expertise in research and production of therapeutic antibodies and possesses an antibody manufacturing facility in Shanghai, for which the medicine certificate was approved by the CFDA in March 2011 and the GMP certification was granted in September 2011. Shanghai Celgen’s major biogeneric drug candidate, an etanercept, has completed clinical trials and was approved by the CFDA in April 2011. We commenced the production and sale of etanercept in September 2011.  As of December 31, 2012, our management approved a plan to sell the investment in Shanghai Celgen.  On January 15, 2013, we entered into a share transfer agreement and agreed to transfer  a 35% equity interest in Shanghai Celgen to Devont Asset Management Limited, for consideration of RMB 302.0 million ($ 48.5 million). Consummation of the transaction is subject to certain closing conditions.

In May 2009, we entered into an agreement to acquire a 37.5% equity interest in Jiangsu Quanyi, a China-based developer and manufacturer of vaccines, for cash consideration of RMB195.5 million. In October and November 2009, we entered into two agreements pursuant to which we acquired the entire equity interest in China Vax, a Cayman Islands company that, as its sole business, held a 15.0% equity interest in Jiangsu Quanyi, for total consideration of RMB102.7 million. After completion of this acquisition, we hold an aggregate of 52.5% of the equity interest in Jiangsu Quanyi.

After we entered into the share purchase agreements in October and November 2009 to acquire a 15.0% equity interest in Jiangsu Quanyi, but prior to the completion of the transaction, we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine (vero cell). On November 23, 2009, we urged the board of Jiangsu Quanyi to replace its general manager and head of quality assurance and demanded that Jiangsu Quanyi implement a total suspension of production effective on November 30, 2009 to facilitate internal inspection and rectification of its quality control systems.

On December 3, 2009, the CFDA issued a public notice announcing the initiation of a comprehensive investigation into quality issues regarding human-use rabies vaccine manufactured by two companies including Jiangsu Quanyi, and ordered Jiangsu Quanyi to halt marketing and production of all products including its human-use rabies vaccine. In April 2010, the Changzhou Food and Drug Administration found that the four batches of human-use rabies vaccine, which were manufactured by Jiangsu Quanyi and released into the market between July and October 2008, had an insufficient amount of active compounds. It was found that illegal activities were conducted at Jiangsu Quanyi, whereby inadequate quality control processes were in place, and there was misrepresentation and avoidance of regulatory inspections, which caused substandard vaccines to be released into the market.

On April 27, 2010, the CFDA revoked two new medicine certificates held by Jiangsu Quanyi for its rabies vaccine (vero cell) and freeze-dried human rabies vaccine (vero cell). The GMP certificate for its manufacture of human-use rabies vaccine has also been revoked, and the GMP certificate for its manufacture of influenza vaccine expired on February 2, 2010.

On May 15, 2010, Jiangsu Quanyi received a notification from the Changzhou Food and Drug Administration, which assessed a fine of RMB25.6 million, consisting of penalties and confiscable revenues from past sales of substandard human-use rabies vaccine, against Jiangsu Quanyi. The notification also stated that Jiangsu Quanyi must bear the cost of patient re-vaccinations of approximately RMB23.0 million. In addition, the People’s Court of Tianning District, Changzhou imposed a fine of RMB1.6 million on Jiangsu Quanyi for its past sales of substandard human-use rabies vaccine. On January 24, 2011, the final judgment issued by the Intermediate People’s Court of Changzhou imposed an additional penalty of RMB3.0 million on Jiangsu Quanyi. As of December 31, 2012, RMB5.0 million ($0.8 million) of cost of patient re-vaccinations remained unpaid.

In August 2011, Jiangsu Quanyi injected certain of its machineries and equipments as paid-in capital into Jiangsu Vaxtec, the wholly-owned subsidiary of Jiangsu Quanyi, which would be used for the production of influenza vaccine. Jiangsu Vaxtec obtained the GMP certification of influenza vaccine and commenced production in March 2013.

Revenues

We generate revenues mainly from the sales of our products. Our product revenues represent our revenues from the sales of our products, less value-added taxes, or VAT.

Our products include antibiotics, anti-stroke medications, anti-inflammatory drugs, anti-cancer vaccine and other medicines. We generate a substantial portion of our revenues from sales of Bicun, Zailin, Endu, Yingtaiqing, and Sinofuan, which in aggregate, accounted for 71.9%, 72.2% and 69.6% of our revenues in 2010, 2011 and 2012, respectively.

The following table sets out a breakdown of our revenues for these major products, and each item expressed as a percentage of our revenues, for the periods indicated:

	Year Ended December 31,
	2010		2011		2012
	(in thousands of RMB)	(% of revenues)	(in thousands of RMB)	(% of revenues)	(in thousands of RMB)	(% of revenues)
Bicun	667,669	31.2	654,643	32.1	612.236	29.4
Endu	223,090	10.4	263,046	12.9	271,214	13.0
Zailin	320,833	15.0	191,006	9.4	229,303	11.0
Yingtaiqing	175,296	8.2	185,441	9.1	177,884	8.5
Sinofuan	151,829	7.1	178,146	8.7	159,884	7.7

We sell substantially all of our products (except for vaccines) to pharmaceutical distributors as we believe this is the most cost-effective way to reach a broad end-user base. We typically enter into written distribution agreements with our distributor customers for one-year terms that are generally renewed annually. Our sales are generally made on a purchase order basis, rather than under any long-term commitments. We compete for desired distributors with other pharmaceutical manufacturers. Any disruption of our distribution network, including failure to renew existing distribution agreements with desired distributors or establish relationships with important new distributors, could negatively affect our ability to effectively sell our products, which could materially and adversely affect our revenues and profitability. Furthermore, we have limited ability to manage the activities of our distributors as they are independent from us. Our distributors may potentially engage in actions that may violate the anti-corruption laws in China, engage in other illegal practices or damaging behaviors with respect to their sales or marketing of our products, which could have a material adverse effect on our business, prospects and brand.

Our distributor customers are widely dispersed on both a geographic and revenues basis even though each distributor is limited to its respective designated distribution areas as specified in our distribution agreements. In 2010, 2011 and 2012, no single distributor accounted for, on an individual basis, 10.0% or more of our revenues, and sales to our five largest distributors accounted in aggregate for approximately 17.6%, 17.2% and 16.6%, respectively, of our revenues.

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

We allow a portion of our distributor customers to make payment by bills receivable. Bills receivable primarily represents a short-term note receivable issued by a financial institution that entitles us to receive the principal amount from the financial institution at maturity, which generally ranges from 3 to 6 months from the date of issuance. Historically, we have not experienced any losses on bills receivable.

From past experiences, the losses of uncollectible accounts receivable were immaterial. In 2010 and 2011, bad debt expense amounted to RMB0.8 million and  RMB1.0 million, respectively. In 2012, reversal of bad debt expense amounted to RMB0.6 million ($0.1 million). Our allowance for doubtful accounts amounted to RMB7.3 million and RMB6.7 million ($1.1 million) as of December 31, 2011 and 2012, respectively.

Cost of Materials and Production and Operating Expenses

The following table sets forth our cost of materials and production and operating expenses as percentages of our revenues for the period indicated:

	Year Ended December 31,
	2010	2011	2012
	(in percentages)
Cost of materials and production	16.0	16.1	17.3
Operating expenses
Research and development expenses	5.9	9.7	11.0
Sales, marketing and distribution expenses	55.4	55.5	54.8
General and administrative expenses	12.6	14.1	12.3
Impairment charges	—	—	4.6
Total operating expenses	73.9	79.3	82.7

Our cost of materials and production as a percentage of our revenues was stable from 2010 to 2011.  Our cost of materials and production increased as a percentage of our revenues from 2011 to 2012, due primarily to the decrease in sales percentage of drugs with higher gross margin and the price decrease of certain drugs. Our operating expenses increased as a percentage of our revenues from 2010 to 2011 primarily due to the increase in research and development expense as a result of increased expenditures on on-going research and development projects and an increase in the number of research and development personnel. Our operating expenses increased as a percentage of our revenues from 2011 to 2012 mainly due to a write-down of intangible assets, goodwill, and assets held for sale associated with the acquisition of Jiangsu Quanyi in 2009.

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

We are developing a number of new pharmaceuticals through our in-house expertise and through joint research and development efforts with universities and research institutions in China. As of March 31, 2013, we had over 11 product candidates in various stages of development. We plan to commence the manufacturing, marketing and sales of these products as soon as we obtain the relevant CFDA approvals.

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

•                                          the requirement and timing of CFDA approvals.

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

Our IPR&D projects represent the fair value assigned to incomplete research projects that we acquire through business combinations, which at the time of acquisition, have not reached technological feasibility. For business combinations for which the acquisition date is before January 1, 2009, the fair value of such projects was expensed upon acquisition. For business combinations for which the acquisition date is on or after January 1, 2009, the fair value of a research projects is recognized as intangible asset on the consolidated balance sheet rather than expensed. The amounts capitalized are accounted for as indefinite-lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, we will make a determination as to the useful life of the intangible asset and begin amortization. We test IPR&D for impairment at least annually and whenever impairment indicators are present.  The impairment test consists of a comparison of the fair value of the IPR&D with its carrying amount. If the carrying amount of an IPR&D exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Our IPR&D projects are still in progress. Based on our impairment testing, the fair value of IPR&D as of December 31, 2012 was less than the carrying amount, primarily due to lowered expectations for future sales and profitability of the vaccine products currently under development. RMB70.1 million ($11.2 million) of impairment loss was recognized in 2012.

We have incurred research and development expenses of RMB125.7 million, RMB198.7 million and RMB228.7 million ($36.7 million) in 2010, 2011 and 2012, respectively, representing, 5.9%, 9.7 % and 11.0% of our revenues, respectively. Our research and development capabilities have been recognized by various levels of the PRC government and we have received government funding in recognition of our capabilities. From January 1, 2010 to December 31, 2012, we recognized approximately RMB47.6 million ($7.6 million) of government grants from the PRC government, which have been recorded as a reduction of our research and development expenses.

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

Sales, Marketing and Distribution Expenses

Sales, marketing and distribution expenses consist primarily of salaries and related expenses for personnel engaged in sales, marketing, distribution and customer support functions and costs associated with advertising and other marketing activities including expenses of engaging professional promotion and marketing companies. We host in-person product presentations, conference and seminars for physicians, other healthcare professionals and research scholars to promote and generate awareness of our pharmaceuticals. For our OTC pharmaceuticals, we also carry out consumer advertising and educational campaigns. As the pharmaceutical market in China continues to grow, we plan to further develop and strengthen our sales, marketing and distribution network in order to increase the market recognition of our products and our Simcere brand name. Sales, marketing and distribution expenses as a percentage of our revenues remained stable from 2010 to 2011 and decreased slightly from 2011 to 2012.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, depreciation of equipment and facilities of our administrative offices, amortization of rental facilities used for administrative purposes, bad debt expense, fees and expenses of legal, accounting and other professional services and other expenses associated with our administrative offices. General and administrative expenses decreased as a percentage of our revenues from 2011 to 2012, primarily due to a decrease in staff costs.

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

On October 14, 2009 and December 4, 2009, we granted 200,000 and 40,000 restricted shares to our officers and key employees under our 2006 share incentive plan, respectively.

During 2010, we granted 870,000 restricted shares in total to our officers and key employees under our 2006 share incentive plan, including 480,000 restricted shares issued on March 9, 2010 to our independent directors and president. On September 1, 2010, we granted 978,000 options to our officers and key employees with an exercise price of $4.545 per share. These options vest over a five-year period, with 20% of them vesting on September 1 of each year beginning from 2011.

In 2011, we granted 364,000 restricted shares in total to our officers and key employees under our 2006 share incentive plan.

In 2012, we granted 4,140,000 restricted shares in total to our directors, officers and key employees under our 2006 share incentive plan and granted 2,000,000 restricted shares to one of our directors under our 2008 share incentive plan.

We account for share-based compensation expenses based on the fair value of the share options on the date of the grant and recognize the amount over the requisite service period. We recognized share-based compensation expenses of RMB31.1 million, RMB29.3 million and RMB20.4 million ($3.3 million) in 2010, 2011 and 2012, respectively. Share-based compensation expenses are allocated among each of research and development expenses, sales, marketing and distribution expenses and general and administrative expenses based on the nature of the work our employees were assigned to perform.

Taxation and Incentives

Effective from January 1, 2008, under the CIT law, the PRC’s statutory income tax rate is 25%.

The CIT law and its relevant regulations provide a five-year transition period for those enterprises which were established before March 16, 2007 and which were entitled to a preferential income tax rate of 15% under the then effective tax laws and regulations, and also grandfather certain tax holidays until they expire. The transitional tax rates are 22%, 24% and 25% for 2010, 2011 and 2012 onwards, respectively.

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

In 2008, Shandong Simcere, Jilin Boda and Simcere Zhong Ren were recognized by the PRC government as ANTEs under the CIT law and the related regulations, and were entitled to the preferential income tax rate of 15% from 2008 to 2010.  In 2011, ANTE status of Shandong Simcere, Jilin Boda and Simcere Zhong Ren were renewed and entitled to the preferential tax rate of 15% from 2011 to 2013. In 2009, Nanjing Simcere was recognized by the PRC government as an ANTE under the CIT law and the related regulations, and was entitled to the preferential tax rate of 15% from 2009 to 2011. In 2012, ANTE status of Nanjing Simcere was renewed and entitled to the preferential tax rate of 15% from 2012 to 2014. In 2011, Hainan Simcere was recognized by the PRC government as an ANTE under the CIT law and the related regulations, and was entitled to the preferential tax rate of 15% from 2011 to 2013.

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

Our effective income tax rates were 5.4%, negative 30.4% and 27.9% in 2010, 2011 and 2012, respectively. The lower effective income tax rate in 2010 resulted mainly from tax holidays and preferential tax rates enjoyed by some of our PRC subsidiaries during 2010, and for certain deferred tax assets, the effect of a higher tax rate applied for their future tax benefits. The negative effective income tax rate in 2011 resulted primarily from the reversal of a valuation allowance previously made against the deferred tax assets of Jiangsu Simcere amounting to RMB44.1 million and the impact of a non-taxable other operating income of RMB50.0 million arising from the receipt of a settlement in respect of the acquisition of Jiangsu Quanyi in 2009 from certain former shareholders of Jiangsu Quanyi. The reversal of a valuation allowance in Jiangsu Simcere was mainly attributable to the improved operating results.

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

Allowance for Doubtful Accounts

We grant credit to a portion of our customers in the normal course of business depending on the customers’ credit worthiness and the type of products we sell to them, although we require some customers to make payment prior to shipment. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the allowance by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted. In the event that we believe a trade receivable will become uncollectible, we record additional provision to increase the allowance for doubtful accounts. The accounting effect of this entry is a charge to income. We believe our allowance to doubtful accounts is sufficient to reflect the recoverability of our accounts receivable. If our business grows, we expect our accounts receivable balance to increase, as could our allowance for doubtful accounts. If the financial condition of our customers deteriorates, our uncollectible accounts receivable could exceed our current or future allowances. See “—Revenues.” Our accounts and bills receivables as of December 31, 2012 decreased by RMB183.8 million ($29.5 million) as compared to December 31, 2011, mainly due to our enhanced collection efforts. The following table presents the movement of allowance for doubtful accounts in 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	$
	(in thousands)
Beginning allowance for doubtful accounts	6,749	7,475	7,289	1,170
Additions charged to (reversal of) bad debt expense	843	994	(618)	(99)
Write-off of accounts receivable	(117)	(1,180)	—	—

Ending allowance for doubtful accounts	7,475	7,289	6,671	1,071

Inventories

We value our finished goods inventory at the lower of cost, which consists of the cost of direct labor and raw materials as well as allocation of variable and fixed production overheads, and market value. Variable production overheads are allocated to each unit of production based on the actual use of the production facilities and fixed production overheads are allocated to the cost of conversion based on the normal capacity of the production facilities. We determine normal capacity as being a reasonable level of production volume supported by sufficient customer demand without any abnormal equipment downtime due to shortages of materials and labor. Expenses relating to abnormal levels of idle or excess facilities, spoilage and similar costs are expensed as incurred. In 2010, 2011 and 2012, we did not incur any significant abnormal amounts of idle facility expenses or spoilage as our manufacturing facilities were operating at normal capacity. Our inventory as of December 31, 2012 decreased by RMB5.8 million ($0.9 million) as compared to December 31, 2011, primarily due to the reduction of packaging materials and finished goods in storage.

We write down the cost of inventory that we specifically identify and consider as obsolete. Finished goods inventory is considered obsolete when it has less than six months of remaining shelf life. Our raw materials and packaging materials are not subject to significant risk of obsolescence. We manage our inventory level based on our estimates of future demand within a specific time period, generally three months or less based on existing customer orders and, to a limited extent, forecasted customer orders. Given our manufacturing plan is primarily based on existing customer orders, we have recorded minimal inventory write-downs in the past. Our inventory write-downs for 2010, 2011 and 2012 were RMB4.8 million, RMB3.2 million and nil, respectively.

Depreciation and Amortization

Our long-lived assets include property, plant and equipment, intangible assets such as customer relationships, developed technology and product trademarks, manufacturing licenses, IPR&D and goodwill.

Except for goodwill and IPR&D, we depreciate and amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of property, plant and equipment (including the salvage values) and intangibles, in order to determine the amount of depreciation and amortization expense to be recorded during any reporting period. We estimate the useful lives at the time we acquire the assets based on our historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives and salvage values in 2010, 2011 and 2012.

Impairment of Long-Lived Assets and Goodwill

As of December 31, 2012, our intangible assets primarily consisted of customer relationships, developed technologies, product trademarks and IPR&D that we acquired in connection with our acquisition of 90.0% of the equity interest in Shandong Simcere in 2006 and 2007, 51.0% equity interest in Jilin Boda in 2007, 85.7% equity interest in Nanjing Tung Chit in 2007, 70.0% equity interest in Simcere Zhong Ren in 2008, and 52.5% equity interest in Jiangsu Quanyi in 2009, as well as the acquired technology know-how of Iremod and Rosuvastatin from third parties.

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

We evaluate long-lived assets, including property, plant and equipment and intangible assets with definite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. We recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We determine fair value based on either market quotes, if available, or discounted cash flows using a discount rate commensurate with the risk inherent in our current business model for the specific asset being valued. Major factors that influence our cash flow analysis are our estimates for future revenues and expenses associated with the use of the asset. No impairment charge was recognized on long-lived assets or asset groups held and used including property, plant and equipment and intangible assets with definite lives in 2010, 2011 and 2012.

We evaluate IPR&D for impairment at least annually or whenever impairment indicators are present. The impairment test consists of a comparison of the fair value of the IPR&D with its carrying amount. For impairment testing purposes, we combine IPR&D if they operate as a single asset and are essentially inseparable. If the fair value is less than the carrying amount, we recognize an impairment loss based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. Our IPR&D balance as of December 31, 2012 related to our acquisition of 52.5% equity interest in Jiangsu Quanyi in 2009. Our IPR&D projects are still in progress. Considering that our business strategy will focus on the pharmaceutical business, we reassessed the commercialization of in-process R&D projects of vaccine business and revised the vaccine business plan. Based on our impairment testing, the fair value of IPR&D as of December 31, 2012 was less than the carrying amount, primarily due to lowered expectations for future sales and profitability of the vaccine products currently under development. RMB70.1 million ($11.2 million) of impairment loss was recognized in 2012.

We evaluate goodwill at reporting level at least annually for impairment, and more frequently if events and circumstances indicate that it might be impaired. A reporting unit is an operating segment or one level below an operating segment (referred to as a “component”). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. When two or more components of an operating segment have similar economic characteristics, the components shall be aggregated and deemed a single reporting unit. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if the segment comprises only a single component.

We may first assess qualitative factors to determine whether it is necessary to perform the two-step impairment test. We can choose to perform the qualitative assessment on none, some or all of its reporting units. We can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, then the two-steps impairment test is performed.

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

Following the acquisition of Jiangsu Quanyi in 2009, we evaluated and determined that there are two reporting units, a pharmaceutical reporting unit and a vaccine reporting unit, for goodwill impairment testing. In 2009, 2011 and 2012, we used a discounted cash flow analysis to determine the fair value of our reporting units.

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

We were unable to obtain the GMP certificate for the influenza vaccine as planned in 2011 as a result of the changes to the GMP standards and its implementation rules, which impose additional requirements on the GMP review process, including requiring additional analysis on risk controls.  In addition, we upgraded our production lines for influenza vaccine to further improve our manufacturing processes and techniques. To reflect the increased risk resulting from the delay in GMP certificate application, in determining the fair value of the vaccine reporting unit as of December 31, 2011, we used a higher discount rate of 18.5% in discounting the cash flow estimates. We assumed that Jiangsu Vaxtec would be able to successfully renew and obtain a GMP certificate for its influenza vaccine and resume production, sales and marketing activities in the second half of 2012. We also assumed reduced cash flows from sales for the period from the second half of 2012 to 2014, the period which we believe will be required to rebuild the brand and regain market share. Based on impairment testing, the fair value of the vaccine reporting unit as of December 31, 2011 was greater than the carrying amount of the vaccine reporting unit.

Jiangsu Vaxtec obtained a GMP certificate for its influenza vaccine and commenced production in March 2013. In determining the fair value of the vaccine reporting unit as of December 31, 2012, we used a discount rate of 19% in discounting the cash flow estimates. We also assumed reduced cash flows from influenza vaccine sales for the period from 2013 to 2015, the period in which we believe will be required to rebuild the brand and regain market share, as well as reduced cash flows of the vaccine products currently under development due to lowered expectations for future sales and profitability of these products because the Group’s business strategy will focus on pharmaceutical business. Based on impairment testing, the fair value of the vaccine reporting unit as of December 31, 2012 was less than the carrying amount of the vaccine reporting unit.  RMB25.3 million ($4.1 million) of goodwill impairment loss has been recognized in 2012.

As of December 31 2012, our goodwill balance was RMB284.6 million ($45.7 million),  including RMB106.4 million of goodwill related to our acquisition of a 52.5% equity interest in Jiangsu Quanyi in 2009, which also reflected the impairment charge of RMB76.4 million  we recognized for the vaccines reporting unit in 2009, and RMB25.3 million ($4.1 million) we recognized in 2012. We determined that no impairment loss was required to be recognized for our pharmaceutical reporting units in 2011 and 2012.

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

Share-based Compensation

We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize that cost in our consolidated statements of comprehensive income over the period during which an employee is required to provide service in exchange for the award.

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

In 2010, 2011 and 2012, 978,000, nil and nil share options were granted under our 2006 Share Incentive Plan.

The assumptions used in determining the fair value of the share options granted in 2010 are shown at their weighted average values as follows:

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

As of December 31, 2011 and 2012, we had total gross deferred tax assets of RMB134.0 million and RMB163.8 million ($26.3 million), respectively. We record a valuation allowance to reduce our deferred tax assets if, based on the weight of available evidence, we believe expected future taxable income is more likely than not that all or some portion of the asset will not be realized by sufficient taxable income in the period necessary to utilize the benefit of the deferred tax asset. We evaluate the level of our valuation allowances quarterly, and more frequently if actual operating results differ significantly from forecasted results. As of December 31, 2011 and 2012, our valuation allowances for deferred tax asset were RMB2.3 million and RMB7.8 million ($1.2 million), respectively. Our valuation allowances increased by RMB5.5 million ($0.9 million) in 2012, which was primarily attributable to valuation allowance of RMB7.4 million ($1.2 million) provided against the deferred tax assets of Sichuan Simcere and Jiangsu Quanyi, which was offset by the reversal of valuation allowance provided against the deferred tax assets of Simcere America of RMB2.0 ($0.3 million). Simcere America generated taxable income in 2012 and expects to generate further taxable income for it to utilize or recover its deferred tax assets.

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

Results of Operations

The following table sets forth a summary of our consolidated statements of comprehensive income for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

	Year Ended December 31,
	2010		2011		2012
	RMB	% of Total Revenues	RMB	% of Total Revenues	RMB	% of Total Revenues
	(in thousands, except percentages)
Revenue	2,141,098	100.0	2,040,547	100.0	2,082,966	100
Cost of materials and production	(341,787)	(16.0)	(328,159)	(16.1)	(361,071)	(17.3)
Gross profit	1,799,311	84.0	1,712,388	83.9	1,721,895	82.7

Operating expenses:
Research and development	(125,737)	(5.9)	(198,722)	(9.7)	(228,717)	(11.0)
Sales, marketing and distribution	(1,186,144)	(55.4)	(1,131,974)	(55.5)	(1,140,810)	(54.8)
General and administrative	(269,512)	(12.6)	(288,144)	(14.1)	(255,999)	(12.3)
Impairment charges	—	—	—	—	(97,247)	(4.6)
Total operating expenses	(1,581,393)	(73.9)	(1,618,840)	(79.3)	(1,722,773)	(82.7)

Gain arising from loss of control of a subsidiary	—	—	—	—	24,789	1.2
Other operating income	—	—	50,000	2.4	15,650	0.7
Income from operations	217,918	10.1	143,548	7.0	39,561	1.9

Interest income	4,214	0.2	4,676	0.2	4,066	0.2
Interest expense	(19,920)	(0.9)	(42,342)	(2.0)	(69,258)	(3.3)
Foreign currency exchange gains (losses), net	5,511	0.3	7,732	0.4	(923)	(0.1)
Other income	2,286	0.1	15,036	0.7	11,429	0.5
Equity in losses of equity method affiliated companies	(14,716)	(0.7)	(12,192)	(0.6)	(4,859)	(0.2)

Earnings (losses) before income taxes	195,293	9.1	116,458	5.7	(19,984)	(1.0)
Income tax (expense) benefit	(10,640)	(0.5)	35,371	1.7	5,581	0.3

Net income	184,653	8.6	151,829	7.4	(14,403)	(0.7)
Net (income) loss attributable to the redeemable and other noncontrolling interest	(12,242)	(0.5)	26,560	1.3	71,360	3.4

Net income attributable to Simcere Pharmaceutical Group(1)	172,411	8.1	178,389	8.7	56,957	2.7

(1)              Certain of our PRC operating subsidiaries were entitled to a tax holiday in 2010 and 2011. The effect of the tax holiday increased our net income for 2010 and 2011 by RMB29.9 million and RMB7.0 million, respectively, or RMB0.28 and RMB0.06 on the basic per share basis, respectively. None of our PRC subsidiaries was entitled to a tax holiday in 2012.

Comparison of Years Ended December 31, 2011 and December 31, 2012

Revenues. Our revenues represent the invoiced value of products sold, net of VAT. Our revenues increased by 2.1% to RMB2,083.0 million ($334.3 million) in 2012 from RMB2,040.5 million in 2011. This increase was primarily due to increases in the sales of Zailin, Endu, Nuowei, Iremod and Shufutan, partially offset by decreases in the sales of Bicun, Yidasheng and Sinofuan. Revenues from Bicun decreased to RMB612.2 million (RMB98.3 million) in 2012, representing 29.4% of our revenues, from RMB654.6 million in 2011, or 32.1% of our revenues. The decrease in sales of Bicun resulted from changes to the tender process in certain provinces and competitive market competition. The decrease in sales of Sinofuan resulted primarily from a decrease in selling price.

Gross Profit and Gross Margin. Our gross profit increased by 0.6% to RMB1,721.9 million ($276.4 million) in 2012 from RMB1,712.4 million in 2011. Our gross margin slightly decreased to 82.7% in 2012 from 83.9% in 2011, primarily due to the decrease in sales percentage of drugs with higher gross margin and the price decrease of certain drugs.

Operating Expenses. Our operating expenses increased by 6.4% to RMB1,722.8 million ($276.5 million) in 2012 from RMB1,618.8 million in 2011. Operating expenses as a percentage of our revenues increased to 82.7% in 2012 from 79.3% in 2011.

•                                          Research and Development Expenses. Our research and development expenses increased to RMB228.7 million ($36.7 million) in 2012 from RMB198.7 million in 2011. Research and development expenses as a percentage of our revenues increased to 11.0% in 2012 from 9.7% in 2011. The increase in research and development expenses was primarily due to increased staff costs as a result of an increase in headcount, an increase in depreciation and decreased government research and development grants recognized in 2012.

•                                          Sales, Marketing and Distribution Expenses. Our sales, marketing and distribution expenses increased by 0.8% to RMB1,140.8 million ($183.1 million) in 2012 from RMB1,132.0 million in 2011. Sales, marketing and distribution expenses as a percentage of our revenues slightly decreased to 54.8% in 2012 compared to 55.5% in 2011.

•                                          General and Administrative Expenses. Our general and administrative expenses decreased by 11.2% to RMB256.0 million ($41.1 million) in 2012 from RMB288.1 million in 2011. The decrease was primarily related to the decrease of staff costs. General and administrative expenses as a percentage of our revenues decreased to 12.3% in 2012 from 14.1% in 2011.

•                                          Impairment Charges. Because our business strategy will focus on pharmaceutical business, we reassesed the commercialization of in-process R&D projects of vaccine business and vaccine business plan. Based on our impairment testing, the fair value of IPR&D and vaccine reporting unit as of December 31, 2012 was less than the carrying amount, primarily due to lowered expectation for future sales and profitability of the vaccine products currently under development. Therefore, RMB70.1 million ($11.2 million) and RMB25.3 million ($4.1 million) of impairment loss on IPR&D and goodwill of vaccine reporting unit were recognized in 2012.

Gain arising from loss of control of a subsidiary. The gain arose from the disposal of the controlling interest on one of our subsidiaries as part of the establishment of our equity joint venture with Merck.

Other operating income. In 2009, we acquired 100% equity interest in China Vax, which is a Cayman Islands investment holding company and holds 15% equity interest in Jiangsu Quanyi. In March 2012, we reached a settlement agreement with the selling shareholders and former directors of China Vax and agreed to pay $2.0 million of the remaining consideration payable of $4.5 million to the selling shareholders of China Vax. The reduction of the consideration payable of USD2.5 million (RMB15.6 million) was recognized as other operating income in 2012.

Interest Income. Our interest income slightly decreased to RMB4.1 million ($0.7 million) in 2012 from RMB4.7 million in 2011.

Interest Expense. Our interest expense increased by 63.6% to RMB69.3 million ($11.1 million) in 2012 from RMB42.3 million in 2011. This increase was primarily due to increased cost of bank borrowing and bills receivable discounting.

Foreign Currency Exchange Gains (losses), Net. Our foreign currency exchange losses totaled RMB0.9 million ($0.1 million) in 2012, representing realized gains resulting from the repayment of the loans. As these intercompany loans are not considered long-term investment in nature and given the functional currency of our holding company is U.S. dollar and the functional currency of our PRC subsidiaries is Renminbi, gains or losses arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of comprehensive income while gains and losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of change in shareholders’ equity.

Other Income. Our other income included the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering and tax refunds granted by local governments.

Equity in Losses of Equity Method Affiliated Companies. Our equity in losses of equity method affiliated companies in 2012 represented the share of loss of our 35.0% equity interest in Shanghai Celgent amounting to RMB10.2 million ($1.6 million), net off by the share of profit of our 49% equity interest in Simcere MSD (Shanghai) Pharmaceutical Co., Ltd  or Simcere SMSD amounting to RMB5.3 million ($0.8 million).

Income Tax (Expense) Benefit. Our effective income tax rates in 2011 and 2012 were negative 30.4%, and 27.9% respectively. The negative effective income tax rate in 2011 resulted primarily from the reversal of a valuation allowance previously made against the deferred tax assets of Jiangsu Simcere amounting to RMB44.1 million, and the impact of a non-taxable other operating income received of RMB50.0 million  arising from the receipt of settlement payment in respect of the acquisition of Jiangsu Quanyi in 2009. The reversal of a valuation allowance of Jiangsu Simcere was mainly attributable to its improved operating results.

Net (Income) Loss Attributable to the Redeemable and Other Noncontrolling Interest. Net loss attributable to the redeemable and other noncontrolling interests of RMB71.4 million ($11.5 million) in 2012 primarily represented share of the noncontrolling interests in the operating loss in Jiangsu Quanyi and Jiangsu Vaxtec, which was partially offset by share of the noncontrolling interest in the operating profits in Simcere Zhong Ren and Jilin Boda.

Net Income Attributable to Simcere Pharmaceutical Group. As a result of the foregoing, our net income decreased by 68.1% to RMB57.0 million ($9.1 million) in 2012 from RMB178.4 million in 2011, while net margin decreased to 2.7% in 2012 from 8.7% in 2011.

Comparison of Years Ended December 31, 2010 and December 31, 2011

Revenues. Our revenues represent the invoiced value of products sold, net of VAT. Our revenues decreased by 4.7% to RMB2,040.5 million  in 2011 from RMB2,141.1 million in 2010. This decrease was primarily due to decreases in the sales of Zailin and Bicun, partially offset by the increases in the sales of Endu, Sinofuan, Anxin and Jiebaishu. Revenues from sales of Zailin decreased to RMB191.0 million  in 2011, representing 9.4% of our revenues, from RMB320.8 million in 2010, or 15.0% of our revenues. The significant decrease in revenues from sales of Zailin resulted primarily from government policies of controlling pharmaceutical prices.  Revenues from Bicun decreased to RMB654.6 million  in 2011, representing 32.1% of our revenues, from RMB667.7 million in 2010, or 31.2% of our revenues. The decrease in sales of Bicun resulted from changes to the tender process in certain provinces and reorganization of our sales force in some regional markets.

Gross Profit and Gross Margin. Our gross profit decreased by 4.8% to RMB1,712.4 million  in 2011 from RMB1,799.3 million in 2010. Our gross margin slightly decreased to 83.9% in 2011 from 84.0% in 2010.

Operating Expenses. Our operating expenses increased by 2.4% to RMB1,618.8 million  in 2011 from RMB1,581.4 million in 2010. Operating expenses as a percentage of our revenues increased to 79.3% in 2011 from 73.9% in 2010.

•                                          Research and Development Expenses. Our research and development expenses increased to RMB198.7 million  in 2011 from RMB125.7 million in 2010. Research and development expenses as percentage of our revenues increased to 9.7% in 2011 from 5.9% in 2010. The increase in research and development expenses was primarily due to increased expenditures on on-going research and development projects and an increase in research and development personnel.

•                                          Sales, Marketing and Distribution Expenses. Our sales, marketing and distribution expenses decreased by 4.6% to RMB1,132.0 million  in 2011 from RMB1,186.1 million in 2010. Sales, marketing and distribution expenses as a percentage of our revenues remained stable at 55.5% in 2011 compared to 55.4% in 2010.

•                                          General and Administrative Expenses. Our general and administrative expenses increased by 6.9% to RMB288.1 million  in 2011 from RMB269.5 million in 2010. The increase was primarily related to the increase of staff costs as well as legal fees for the establishment of an equity joint venture with an affiliate of Merck. General and administrative expenses as a percentage of our revenues increased to 14.1% in 2011 from 12.6% in 2010.

Other operating income. We reached a settlement agreement with the former shareholders and former directors of Jiangsu Quanyi in 2011 in respect of our acquisition of a 37.5% equity interest in Jiangsu Quanyi in 2009. Pursuant to the settlement agreement, we received total cash compensation of RMB50.0 million  in 2011, which was recognized as other operating income.

Interest Income. Our interest income slightly increased to RMB4.7 million  in 2011 from RMB4.2 million in 2010.

Interest Expense. Our interest expense increased by 112.6% to RMB42.3 million  in 2011 from RMB19.9 million in 2010. This increase was primarily due to increased cost of bank financing and balances of loans.

Foreign Currency Exchange Gains, Net. Our foreign currency exchange gains totaled RMB7.7 million  in 2011, representing unrealized gains resulting from the translation of U.S. dollar-denominated intercompany loans to our PRC subsidiaries that were converted to Renminbi and realized gains resulting from the repayment of the loans. As these intercompany loans are not considered long-term investment in nature and given the functional currency of our holding company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gains or losses arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of comprehensive income while gains and losses arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income.

Other Income. Our other income included the incentive payment received from our depositary in connection with the establishment of the ADR program following our initial public offering and tax refunds granted by local governments. The increase in other income to RMB15.0 million in 2011 from RMB2.3 million in 2010 was mainly contributed by the tax refunds granted by local governments.

Equity in Losses of Equity Method Affiliated Companies. Our equity in losses of equity method affiliated companies in 2011 represented the share of loss of our 35.0% equity interest in Shanghai Celgen amounting to RMB12.2 million, compared to RMB14.7 million in 2010.

Income Tax Expense (Benefit). Our effective income tax rates in 2010 and 2011 were 5.4% and negative 30.4%, respectively. The lower effective income tax rate in 2010 resulted mainly from tax holidays and preferential tax rates enjoyed by some of our PRC subsidiaries during 2010 and, for certain deferred tax assets, the effect of a higher tax rate applied for their future tax benefits. The negative effective income tax rate in 2011 resulted primarily from the reversal of a valuation allowance previously made against the deferred tax assets of Jiangsu Simcere amounting to RMB44.1 million, and the impact of a non-taxable other operating income received of RMB50.0 million  arising from the receipt of settlement payment in respect of the acquisition of Jiangsu Quanyi in 2009. The reversal of a valuation allowance of Jiangsu Simcere was mainly attributable to its improved operating results. Jiangsu Simcere generated taxable income in 2011 and expects to generate further taxable income for it to utilize or recover its deferred tax assets.

Net (Income) Loss Attributable to the Redeemable Noncontrolling Interest and Noncontrolling Interest. Net loss attributable to the noncontrolling interests of RMB26.6 million  in 2011 primarily represented our share of the noncontrolling interests in the operating loss in Jiangsu Quanyi and Jiangsu Vaxtec, which was partially offset by share of operating profits in Jilin Boda and Simcere Zhong Ren.

Net Income Attributable to Simcere Pharmaceutical Group. As a result of the foregoing, our net income increased by 3.5% to RMB178.4 million, in 2011 from RMB172.4 million in 2010, while net margin increased to 8.7% in 2011 from 8.1% in 2010.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations.  According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

B.             Liquidity and Capital Resources

Liquidity and Capital Resources

Following is a summary of our net cash flows for the years indicated:

	Year Ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	$
	(in thousands)
Net cash provided by (used in) operating activities	132,260	(176,893)	313,578	50,333
Net cash used in investing activities	(202,205)	(228,181)	(65,629)	(10,534)

Net cash provided by (used in) financing activities	(97,738)	342,948	(279,583)	(44,876)
Effect of exchange rate changes on cash	(1,222)	(1,607)	(54)	(9)
Net decrease in cash	(168,905)	(63,733)	(31,688)	(5,086)
Cash at beginning of year	442,488	273,583	209,850	33,683
Cash at end of year	273,583	209,850	178,162	28,597

As of December 31, 2011 and 2012, we had RMB209.9 million and RMB178.2 million ($28.6 million) in cash, respectively. Our cash primarily consists of cash on hand, cash deposited in banks and interest-bearing savings accounts. The decrease in cash was primarily due to the combined effects of the cash provided by operating activities, payments for purchase of property, plant and equipment, payments for establishment of an affiliated company, the repurchase of our ordinary shares, and repayments of bank loans and other borrowings.

Operating Activities

Cash flows from operating activities changed from net outflows in 2011 to net inflows in 2012, which was primarily due to the accelerated collection of accounts receivable and discount of bills receivable.

Investing Activities

Net cash used in investing activities was RMB65.6 million ($10.5 million) during 2012, mainly for payments for purchase of property, plant and equipment and establishment of an affiliated company.

Net cash used in investing activities was RMB228.2 million during 2011, mainly for the purchase of property, plant and equipment and intangible assets, and payments of deposits for the purchase of property, plant and equipment, intangible assets and land use rights of RMB216.6 million.

Financing Activities

Net cash used in financing activities was RMB279.6 million ($44.9 million) during 2012, primarily due to repurchase of our ordinary shares of RMB121.9 million ($19.6 million), and repayments of bank loans, partially offset by proceeds from bank loans amounting to RMB138.4 million ($22.2 million).

Net cash provided by financing activities was RMB342.9 million during 2011, primarily due to proceeds from bank borrowings of RMB436.8 million partially offset by our payment for the acquisition of 39.19% and 9.80% equity interest in Jinlin Boda for cash consideration of RMB52.8 million and repurchase of our ordinary shares of RMB32.0 million.

We believe that our current levels of cash and cash flows from operating activities and bank borrowings will be sufficient to meet our anticipated cash needs and commitments, including our working capital needs, for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Capital expenditures

In 2010, 2011 and 2012, our capital expenditures totaled RMB188.8 million, RMB216.6 million and RMB54.0 million ($8.7 million), respectively. In past years, our capital expenditures consisted primarily of the costs of obtaining land use rights and the purchases of property, plant and equipment and our research and development facilities. Our capital expenditures in 2013 will be used mainly for the payments for the purchase of property, plant and equipment. We expect to use cash generated by operating activities to pay for our capital expenditures in 2013.

C.            Research and Development, Patents and Licenses, etc

Our Strategy

We aim to balance our research and development efforts between the development of first-to-market generic pharmaceuticals and innovative pharmaceuticals. We perform thorough market analysis before commencing a research and development project to determine whether the pharmaceutical is commercially viable, is able to achieve widespread acceptance in the marketplace, and for new generic pharmaceuticals, whether such generic pharmaceutical will be the first generic version on the market. We focus our research and development efforts on pharmaceuticals used to treat diseases with a high incidence and/or mortality rate that, at the same time, lack effective pharmacotherapy, such as cancer, cerebrovascular diseases, rheumatoid arthritis and infectious diseases. Our vaccine research is also focused on diseases with high incidence of occurrences. We believe such research and development strategy will lead to the development of products that have a high potential for commercialization and can maximize our growth rate and profit margins. In addition, we will continue to enhance our existing portfolio of pharmaceuticals by improving their convenience (such as the reduction in the frequency of administering medicines) and/or their therapeutic benefits. Our research and development team also assists our manufacturing division in resolving technical issues and improving manufacturing processes and techniques.

Our Capability

As of March 31, 2013, we had 315 research staff members, 157 of whom held master’s degrees and 40 of whom held Ph.D. degrees, including 23 staff members with overseas training and/or work experience. Our research and development activities are primarily conducted by our operating subsidiaries in China, Jiangsu Simcere Pharmaceutical R&D Co., Ltd., or Simcere Research, located in Nanjing, Jiangsu Province, and Shanghai Simcere Pharmaceutical R&D Co., Ltd., located in Shanghai. See “Item 4. Information on the Company—B. Business Overview— Our Products—Our Innovative Pharmaceutical Endu (Recombinant Human Endostatin Injection)” for more information as to our anti-cancer research and development activities. We have several technology platforms and are capable of conducting research on both chemical pharmaceuticals and biopharmaceuticals. We have also established a post-doctoral research program in December 2003 through our research facility in Nanjing, where we offer post-doctoral researchers the opportunity to conduct innovative research and development projects under the guidance of our internal and external research scientists. We believe our post-doctoral program provides us with a means to attract top academic talent to join our company. As of December 31, 2012, we had 12 post-doctoral researchers participating in this program.

Collaborative Research

In September 2007, our subsidiary Simcere Research entered into a technology development agreement with China Pharmaceutical University to develop Endu as a long acting pharmaceutical through the PEGylation process. The PEGylated Endu will reduce the number of times for which Endu is required to be administered to once every week or two weeks. The amount to be paid under the agreement is RMB2.9 million and as of March 31, 2013, Simcere Research has paid an aggregate of RMB1.3 million ($0.2 million). In addition, Simcere Research has agreed under the agreement to transfer to China Pharmaceutical University 0.5% of the total revenues derived from the sales of this pharmaceutical every year for three years upon successfully obtaining new medicine certificate. The pre-clinical trials of PEGylated Endu were completed and we applied with the CFDA for clinical testing in July 2011.

We also entered into an agreement in January 2007 with Advenchen, a pharmaceutical research and development company in the United States as a research partner to engage in the research and development of, clinical studies for, and the commercialization of an anti-cancer pharmaceutical based on a chemical compound owned by Advenchen. Under the terms of the agreement, we agreed to provide research assistance and funding of up to RMB30.0 million of which RMB2.0 million was provided in February 2007. We provided an additional RMB1.0 million upon receiving three successful batches of anti-cancer pharmaceutical samples in July 2007. Another RMB1.0 million was paid upon the launch of the pre-clinical study in July 2008. In 2011, we paid RMB6.0 million upon receipt of the IND approval from CFDA. The remaining RMB20.0 million will be further provided if additional milestones as set forth under the agreement are achieved. We also have a right to terminate the agreement if Advenchen cannot successfully obtain a valid invention patent in China for the chemical compound it owns at which point we will terminate any further research and development activities under the agreement, and Advenchen will refund half of the funding already provided to it under the agreement. Pursuant to the agreement, we will be entitled to all intellectual property rights, the right to commercialize and all interests in the anti-cancer pharmaceutical in China, and will share equally with Advenchen the intellectual property rights outside of China. In addition, we will pay Advenchen 3.5% of total revenues from the sales of the anti-cancer pharmaceutical in China, deducting the costs of packing, transportation, advertising and marketing, taxation, discounts and other relevant costs, until the expiration of its patent period, provided that the anti-cancer pharmaceutical is successfully developed and commercialized. We began in 2008 pre-clinical trials of the anti-cancer pharmaceutical under the agreement, including the pharmacodynamics research on lung cancer, animal pharmacokinetics research and safety evaluation research, and completed the pre-clinical studies by the end of 2009. We have applied with the CFDA for clinical testing in 2010 and obtained the IND approval from the CFDA in 2011.

On December 12, 2008, we entered into an agreement to collaborate on the co-development and production of humanized RabMAb ® antibody therapeutics for tumors with Epitomics, Inc., a provider of humanized rabbit monoclonal antibodies for therapeutic use. Under the agreement, we and Epitomics, Inc. will collaborate on pre-clinical and clinical trials, product manufacturing, and product distribution in the international markets. We will have the exclusive production and distribution rights in China. We agreed to pay a total funding of up to $5.0 million of which $1.0 million was paid to acquire the license rights of in-process R&D materials in January 2009. The remaining $4.0 million will be provided at various dates upon the achievement of certain milestones as set forth under the agreement. The pre-clinical studies were completed and we have applied with the CFDA for clinical testing at the end of 2010, and obtained the IND approval from the CFDA in 2012. According to the agreement, we will hold the rights to commercialize the drug in China and Epitomics, Inc. will hold the rights to commercialize the drug outside China. In addition, if the anti-cancer pharmaceutical is successfully developed and commercialized, we will pay Epitomics, Inc. royalties on the net sales derived from the sales of this drug in China upon achieving certain agreed annual net sales level.

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

In October 2009, we entered into an agreement with OSI Pharmaceuticals, Inc., a NASDAQ-listed pharmaceutical company specialized in discovery and development of innovative molecular targeted therapies, to develop, manufacture, and market its KDR/Kit inhibitor OSI-930 in China. Under the agreement, we agreed to provide a fixed amount of funding. A portion of which was paid to acquire the license right of technical know-how, while the remaining will be provided at various dates upon the achievement of certain milestones as set forth under the agreement. OSI-930 is an orally active inhibitor of two clinically validated targets: c-Kit and the vascular endothelial growth factor receptor-2 (VEGFR-2). OSI-930 is designed to target both cancer cell proliferation and blood vessel growth (angiogenesis) in selected tumors. In preclinical studies, OSI-930 shows broad efficacy in tumor models representative of small cell lung cancer, glioblastoma, colorectal, renal, head and neck, non-small cell lung cancer and gastric cancers. We applied with the CFDA for clinical testing in 2010.

In November 2010, we formed a strategic partnership with Bristol-Myers Squibb, or BMS, to co-develop BMS-817378, a pre-clinical small molecule MET/VEGFR-2 inhibitor. Under the agreement, we will receive exclusive rights to develop and commercialize BMS-817378 in China while BMS will retain exclusive rights in all other markets. The parties will together determine the strategic development plan, which will initially be implemented by us. This arrangement represents a creative approach to accelerate the development process from preclinical oncology compound to clinical proof-of-concept by leveraging the complementary strengths of a premier Chinese pharmaceutical company and a global pharmaceutical company.  We completed preclinical studies and submitted IND application in October 2011, and obtained the IND approval from the CFDA in 2012.

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

As of March 31, 2013, we had over 11 product candidates in various stages of development. Details of the product candidates that we believe have the highest potential for commercialization in the next two or three years are summarized below:

Product Candidate	Therapeutic Effects and Scope of Applications	Status	Patentable	Potential Monitoring Period
Bendamusting Hydrochloride for Injection	Treatment of chronic lymphocytic leukemias (CLL), Indolent B cell non-Hodgkin’s lymphoma (NHL)	Phase III Clinical Study	No	4 years

Bendamusting Hydrochloride for Injection. Bendamustine Hydrochloride, an alkylating agent that also has characteristics of antimetabolites, is a nitrogen mustard class of anticancer drugs used for the treatment of chronic lymphocytic leukemias, Indolent B cell non-Hodgkin’s lymphoma and other diseases. We are conducting Phase III clinical study for this product candidate and we plan to subsequently submit the New Drug Application to CFDA in 2013.

Intellectual Property

We are committed to the development and protection of our intellectual property portfolio. We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third party confidentiality agreements to safeguard our intellectual property. We own and have applied for patents to protect the technologies, inventions and improvements that we believe are significant to our business. As of March 31, 2013, we hold 66 patents in China, three patents in the United States, two patents in Australia, three patents in Europe, and one patent in Canada. We also hold one utility model patents and 27 design patents. In addition, we have 95 pending patent applications in China and 18 pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally.

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

We rely on trademarks to protect our branded generic pharmaceuticals, which constitute a significant portion of our sales and are not protected by patents. As of March 31, 2013, we maintained 741 trademark registrations in China, including the Chinese characters for Bicun, Zailin, Yingtaiqing, Anqi and Biqi. We have also applied for an additional 26 trademarks. Under PRC law, we have the exclusive right to use a trademark for products and services for which such trademark has been registered with the PRC Trademark Office of the State Administration for Industry and Commerce. Trademark registration is valid for ten years, starting from the day the registration is approved. If we believe that a third party has infringed upon the exclusive right of our registered trademark, we may, through appropriate administrative and civil procedures prescribed, institute proceedings to request the relevant authority for an injunction or to resolve the infringement through consultation. The relevant authority can also impose fines, confiscate or destroy the infringing products or equipment used to manufacture the infringing products.

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

F.             Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2012:

	Contractual Obligations
	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
	RMB	RMB	RMB	RMB	RMB
	(in thousands)
Short-term borrowings	675,779	—	—	—	675,779
Long-term borrowings	—	2,000	—	—	2,000
Interest payments	25,862	—	—	—	25,862
Liabilities for uncertain tax position	10,462	14,195	—	—	24,657
Payable for intangible assets acquisition(1)	—	8,000	—	—	8,000
Operating lease commitments	1,792	601	6	12	2,411
Research and development projects	22,776	—	—	—	22,776
Capital commitments	863	—	—	—	863

Total	737,534	24,796	6	12	762,348

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

Item 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Jinsheng Ren	51	Chairman of the board of directors
Hongquan Liu	54	Chief executive officer and director
Guoqiang Lin(1) (2) (3)	70	Independent director
Alan Au(1)(3)	41	Independent director
John Huan Zhao (2)	50	Director
Yehong Zhang	50	Chief Executive Officer of Simcere MSD (Shanghai) Pharmaceutical Co., Ltd.
Jindong Zhou	51	Executive vice president
Xiaojin Yin	54	Senior vice president of research and development
Yushan Wan	43	Acting chief financial officer
Quanfu Feng	48	Vice president
Jialun Tian	48	Vice president
Peng Wang	54	Chief scientific officer
Jie Liu D’Elia	39	Vice president
Haibo Qian	50	Vice president and Secretary to the board of directors

(1)  Audit committee members.

(2)  Compensation committee members.

(3)  Corporate governance and nominating committee members.

Mr. Jinsheng Ren is our founder, chairman of our board of directors. Prior to founding our company in March 1995, he was a department manager at Jiangsu Pharmaceutical Industries Co., Ltd. from 1992 to 1995. From 1982 to 1992, he was the vice general manager of Qidong Gaitianli Medicines Co., Ltd. Mr. Ren graduated from the Nanjing University of Traditional Chinese Medicine in 1982 majoring in Chinese Medicine, and received a master’s degree in Economics from University of Macquarie in Australia in 2003. He is currently a guest professor at the Nanjing University of Traditional Chinese Medicine and an adjunct professor of Northwest University in China.

Mr. Hongquan Liu is our chief executive officer and director. Mr. Liu was the managing director of Sino-Swed Pharmaceutical Corp. Ltd since 2000. In 2000, he served as the general manager of Wuxi Pharmaceutical Company of Jiangsu CTD Import & Export Co., Ltd. From 1998 to 2000, he was the managing director of Pharmacia Corporation. From 1996 to 1998, he was the chief marketing and business officer of Pharmacia Corporation. From 1995 to 1996, he was the chief financial officer of Pharmacia Corporation. From 1992 to 1995, he was a general manager of Sino-Swed Pharmaceutical Corp. Ltd. Mr. Liu received a bachelor’s degree from Shanxi College of Finance and Economics in 1983 and an EMBA degree from China Europe International Business School in 2000.

Professor Guoqiang Lin, an organic chemist, is an independent director of our company. Prof. Lin is the chairman of our corporate governance and nominating committee, and a member of our audit committee and compensation committee. Prof. Lin received a bachelor’s degree in Chemistry from Shanghai University of Science and Technology (now Shanghai University) in 1964. He entered the postgraduate program of Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences in 1964 and graduated from it in 1968. Prof. Lin is a researcher for the Shanghai Institute of Organic Chemistry of the Chinese Academy of Sciences since 1989. He has worked as a visiting scholar in Royal Institute of Sweden, Pittsburgh University of U.S. and SmithKline Pharmaceuticals.

Mr. Alan Au is our independent director and chairman of our audit committee and a member of our corporate governance and nominating committee. He is a Certified Public Accountant in the U.S. and holds the Chartered Financial Analyst designation. He also serves on the Assessment Panel of the Small Entrepreneur Research Assistance Program (SERAP) of the Hong Kong SAR Government. Mr. Au was the head of healthcare for Deutsche Bank’s Asia Investment Banking Group from 2011 to 2012. Prior to that, he was a director at JAFCO Asia Investment Group, responsible for healthcare investments in China from 2008 to 2011, and a director at Morningside Group responsible for healthcare investments in Asia from 2000 to 2005. From 1995 to 1999, Mr. Au worked at KPMG and KPMG Corporate Finance Ltd., responsible for regional M&A transactions and financial advisory services. Mr. Au received his Bachelor’s degree in Psychology from the Chinese University of Hong Kong in 1995, and a Master’s degree in Management from Columbia University in 2007.

Mr. John Huan Zhao is a director of our company and the chairmen of our compensation committee. Mr. Zhao also serves as the chief executive officer of Hony Capital Limited and an Executive Vice President and an executive director at Legend Holdings Limited. Prior to joining Hony Capital Limited and Legend Holdings Limited in 2003, Mr. Zhao was the advisor to the chief executive officer of UTStarcom Inc. and Lenovo Group Ltd. from 2002 to 2003. From 2001 to 2002, he was a managing director of eGarden Ventures, Ltd. Prior to that, he was the chairman, president and chief executive officer of Infolio, the chairman, president and chief executive officer of Vadem Ltd. and senior manager of U.S. Robotics, Inc. and Shure Brothers, Inc. Mr. Zhao received a bachelor’s degree in Physics from Nanjing University in 1984, dual master’s degrees in Electrical Engineering and Physics from Northern Illinois University in 1990, and a MBA degree from the Kellogg School of Management at Northwestern University in 1996.

Dr. Yehong Zhang currently serves as the chief executive officer of Simcere MSD (Shanghai) Pharmaceutical Co. Ltd, the newly established joint venture between Simcere and Merck & Co., Inc. (NYSE: MRK), effective from October 8, 2012. Before that, Dr. Zhang was president of Simcere Pharmaceutical Group.  He has over 18 years of experience in the healthcare industry, including serving as a senior healthcare practice leader in McKinsey’s China office focusing on systemic issues impacting the healthcare industry. Dr. Zhang worked for over 12 years at Merck Sharp & Dohme in the United States, China, and other regions. During his tenure at Merck Sharp & Dohme, he held positions of responsibility in product manufacturing, supply chain operations and business development. From 2007 to 2008, he served as president of Merck in China. He was also the Greater China Country Managing Director for IMS from 2004-2007. Dr. Zhang received an MBA degree from the Wharton School of the University of Pennsylvania, a Ph.D. in engineering from the University of Pennsylvania and a bachelor’s degree from Harvard University.

Mr. Jindong Zhou is our executive vice president. Mr. Zhou joined our company in 1996 and has held various positions, including the general manager of Nanjing Simcere Pharmaceutical Co., Ltd., Simcere Dongyuan Pharmaceutical Co., Ltd. and Simcere (Hainan) Pharmaceutical Co., Ltd. Mr. Zhou graduated from the Nanjing University of Traditional Chinese Medicine majoring in Chinese Medicine in 1982, and he received a master’s degree in Economics from University of Macquarie in Australia in 2008.

Mr. Xiaojin Yin is our senior vice president in charge of research and development. From 2003 to 2006, Mr. Yin was the general manager of Simcere Research. From 2000 to 2003, he was the general manager assistant of Simcere Pharmaceutical Co., Ltd. and manager of Simcere Research. From 1992 to 2000, he was the head of the medical research department of the China Pharmaceutical University in Nanjing. From 1991 to 1992, Mr. Yin was the general manager of the medicine production facility at China Pharmaceutical University. Mr. Yin received a bachelor’s degree in Medical Sciences from China Pharmaceutical University in 1982 and a master’s degree in Industrial Engineering from the Nanjing University of Science and Technology in 2001.

Mr. Yushan Wan is our acting chief financial officer. Mr. Wan joined our company in 2000 and has been serving as our corporate controller since 2007. He was appointed as our acting chief financial officer in January 2011. Mr. Wan has a bachelor’s degree in biochemistry and a master’s degree in accounting from Nanjing University and is a Chinese Certified Public Accountant.

Mr. Quanfu Feng is our vice president. Mr. Feng joined us in 1995 and has been working in a number of departments within our company, including the marketing and advertising department, the human resources department, the corporate culture department and the general manager’s office. Prior to being promoted to his current position, Mr. Feng served in various positions, including as regional manager and local manager, director of the president’s office assistant to the president, deputy general manager of Jiangsu Simcere, and general manager of our south China division and our Jiangsu division. Mr. Feng obtained his bachelor’s degree in pedagogy from East China Normal University and a master’s degree in medicine from Nanjing University of Chinese Medicine. Mr. Feng is also currently an adjunct professor at Nanjing University of Chinese Medicine.

Mr. Jialun Tian is our vice president of hospital sales. From 2000 to 2008, Mr. Tian held various positions in our company, including a regional manager, a commercial sales director and the general manager of commercial sales department, the deputy general manager of Jiangsu Simcere, the general manager of purchasing department, the South China division general manager, and the assistant to our CEO. Prior to joining Simcere, Mr. Tian was the manager of financial department of Nanjing Kokhai Biotechnical Co., Ltd., the operational deputy general manager of Nanjing Luhe Pharmaceutical Factory, and the manager of financial department of Nanjing C&O Pharmaceutical Co. Ltd. Mr. Tian graduated from the accounting department of Jiangsu Radio and TV University. He received an MBA from Tsinghua University in 2002 and an MBA from Hong Kong Baptist University in 2008.

Mr. Peng Wang is our chief scientific officer. He has over 20-year experience in pharmaceutical research and development. Prior to joining us in 2009, he was a vice president and standing executive committee member of WuXi AppTec. From 1990 to 2008, he worked with Schering-Plough as the co-chair of the discovery team and a member of the early development team. Mr. Wang graduated from the medicinal chemistry department of China Pharmaceutical University, and received a Ph. D from the pharmaceutical science department of the University of Tokyo in 1990.

Dr. Jie Liu D’Elia is our vice president of business development and corporate communications, and the President of Simcere of America. She is based in Seattle, Washington and Princeton, New Jersey. Dr. Jie Liu D’Elia has over twelve years of experience in the pharmaceutical industry. She joined Simcere from Allozyne, Inc., a Seattle-based biotech company, where she served as its Vice President of Business Development and Licensing. Prior to Allozyne, Dr. Jie Liu D’Elia spent two years in Shanghai and served as the head of business development and strategic planning at AstraZeneca China, where she directed the licensing initiatives and the planning efforts for AstraZenecas late-stage products in the China market. Previously, Dr. Jie Liu D’Elia worked as a Consultant at the New York office of the Boston Consulting Group, advising Fortune 500 companies on strategy and operational issues. Dr. D¡¯Elia holds an MBA from Columbia Business School and a Ph.D. in Pharmaceutical Sciences from the University of Texas at Austin.

Dr. Haibo Qian is the secretary to our board of directors and our company secretary. From 1993 to the present, he has held various roles in our company, including chief inspector, special assistant to the chief executive officer, market strategy department manager, and department general manager. In 2005, he was also the special assistant to the chief executive officer of Shanghai Fosun Pharmaceutical (Group) Co., Ltd. From 1986 to 1993, he was the director at the Health Economics Department of Nanjing Medical University. He received a bachelor’s degree in Law from Nanjing Normal University in 1986, graduated from Shanghai Medical University in 1993 majoring in Health Economics, received a MBA from Nanjing University in 2002 and received a Ph.D. degree in Management and Social Medicine from the China Pharmaceutical University in 2007. Dr. Qian is a certified pharmacist.

The address of our directors and executive officers is c/o Simcere Pharmaceutical Group, No. 699-18 Xuan Wu Avenue, Xuan Wu District, and Nanjing, Jiangsu Province 210042, the People’s Republic of China.

B.             Compensation

Compensation of Directors and Executive Officers

In 2012, the aggregate cash compensation to our executive officers, including all the directors, was RMB16.99 million ($2.7 million). For share-based compensation, see “—2006 Share Incentive Plan.”

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

On October 14, 2009 and December 4, 2009, we granted 200,000 and 40,000 restricted shares to our officers and key employees under our 2006 share incentive plan, respectively.

During 2010, we granted 870,000 restricted shares in total to our officers and key employees under our 2006 share incentive plan, including 480,000 restricted shares granted on March 9, 2010 to our independent directors and president.

During 2011, we granted 364,000 restricted shares to our officers and key employees under our 2006 share incentive plan.

During 2012, we granted 4,140,000 restricted shares to our directors and key employees under our 2006 share incentive plan.

The restricted shares to our directors, officers and employees are listed below.

	Number of
	Restricted
	Shares		Date of Grant of	Date of Grant of
Name	Granted		Restricted Shares	Cancelled Option	End of Vesting Period
Jinsheng Ren	2,665,998		May 7, 2009	November 15, 2006	November 14, 2011
	4,000,000		September 11, 2012	n/a	September 10, 2017
Hongquan Liu	12,018		May 7, 2009	March 29, 2007	March 28, 2012
	60,000		March 9, 2010	n/a	March 8, 2012
Yehong Zhang	*	(1)	March 9, 2010	n/a	March 9, 2013
Yushan Wan	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Jindong Zhou	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Xiaojin Yin	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Jialun Tian	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Quanfu Feng	*	(1)	May 7, 2009	November 15, 2006	November 14, 2011
Peng Wang	*	(1)	October 14, 2009	n/a	October 13, 2014
Jie Liu D ‘Elia	*	(1)	October 14, 2009	n/a	October 13, 2014
Guoqiang Lin	*	(1)	May 7, 2009	March 29, 2007	March 28, 2012
	*	(1)	March 9, 2010	n/a	March 8, 2012
	*	(1)	September 11, 2012	n/a	September 10, 2017
John Huan Zhao	*	(1)	September 11, 2012	n/a	September 10, 2017
Other employees as a group(2)	1,406,968		May 7, 2009	November 15, 2006	November 14, 2011
Other employees as a group(2)	28,048		May 7, 2009	March 29, 2007	March 28, 2012
Other employees as a group(2)	188,414		May 7, 2009	May 5, 2008	March 8, 2013
Other employees as a group(2)	63,372		May 7, 2009	December 24, 2008	August 31, 2013
Other employees as a group(2)	40,000		October 14, 2009	n/a	October 13, 2014
Other employees as a group(2)	40,000		December 4, 2009	n/a	December 3, 2014
Other employees as a group(2)	10,000		January 10, 2010	n/a	January 9, 2015
Other employees as a group(2)	40,000		February 26, 2010	n/a	February 25, 2015
Other employees as a group(2)	100,000		April 16, 2010	n/a	April 15, 2015
Other employees as a group(2)	40,000		July 1, 2010	n/a	June 30, 2015
Other employees as a group(2)	40,000		July 26, 2010	n/a	July 25, 2015
Other employees as a group(2)	20,000		August 16, 2010	n/a	August 15, 2015
Other employees as a group(2)	40,000		September 1, 2010	n/a	August 31, 2015
Other employees as a group(2)	40,000		October 1, 2010	n/a	September 30, 2015
Other employees as a group(2)	20,000		October 18, 2010	n/a	October 17, 2015
Other employees as a group(2)	30,000		November 1, 2010	n/a	October 31, 2013
Other employees as a group(2)	10,000		November 17, 2010	n/a	November 16, 2013
Other employees as a group(2)	180,000		February 12, 2011	n/a	February 11, 2014
Other employees as a group(2)	7,600		February 28, 2011	n/a	February 27, 2014
Other employees as a group(2)	40,000		March 1, 2011	n/a	February 29, 2016
Other employees as a group(2)	30,000		April 1, 2011	n/a	March 31, 2014
Other employees as a group(2)	7,600		May 16, 2011	n/a	May 15, 2014
Other employees as a group(2)	8,800		July 1, 2011	n/a	June 30, 2014
Other employees as a group(2)	20,000		July 1, 2011	n/a	June 30, 2016
Other employees as a group(2)	30,000		August 1, 2011	n/a	July 31, 2014
Other employees as a group(2)	40,000		September 21, 2011	n/a	September 20, 2016
Other employees as a group(2)	40,000		March 1, 2012	n/a	February 28, 2017

The options to our officers and employees as listed below:

Name	Number of Ordinary Underlying Options Granted		Exercise Price ($/Share)	Date of Grant	Date of Expiration
Yushan Wan	*	(1)	$4.545	September 1, 2010	August 31, 2015
Jialun Tian	*	(1)	$4.545	September 1, 2010	August 31, 2015
Quanfu Feng	*	(1)	$4.545	September 1, 2010	August 31, 2015
Other employees as a group(2)	966,000		$4.545	September 1, 2010	August 31, 2015

(1)  Beneficially own less than 1.0% of our outstanding ordinary shares.

(2)  None of these employees is our director or executive officer.

2008 Share Incentive Plan

The 2008 share incentive plan was adopted by our shareholders on July 31, 2008. Our share incentive plan provides for the grant of options, share appreciation rights, and other share-based awards such as restricted shares, referred to as “awards.” The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

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

Our board of directors and shareholders authorized the issuance of up to 6,250,000 ordinary shares upon exercise of awards granted under our 2008 share incentive plan. During 2012, we granted 2,000,000 restricted shares to one of our directors under the 2008 share incentive plan.

The restricted shares to our directors, officers and employees are listed below.

Name	Number of Restricted Shares Granted	Date of Grant of Restricted Shares	Date of Grant of Cancelled Option	End of Vesting Period
Hongquan Liu	2,000,000	October 8, 2012	n/a	October 7, 2017

Employee Pension and Other Retirement Benefits

Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. Contributions of RMB24.2 million ($3.9 million) were paid in 2012, which were charged to expense. We have no other obligation to make payments in respect of retirement benefits of our employees.

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

Audit Committee

Our audit committee consists of Messrs. Alan Au and Guoqiang Lin, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Alan Au will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Both members of the audit committee will be an “independent director” within the meaning of NYSE Manual Section 303A(2) and will meet the criteria for independent set forth in Section 10A(m)(3) of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. John Huan Zhao and Guoqiang Lin. Mr. Guoqiang Lin  will be an “independent director” within the meaning of NYSE Manual Section 303A(2). Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. Guoqiang Lin and Alan Au, both of whom will be “independent directors” within the meaning of NYSE Manual Section 303A(2). The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D.            Employees

We had 4,046, 4,334 and 4,349 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees for each of our areas of operation and as a percentage of our total workforce as of December 31, 2012:

	Number of Employees	Percentage of total
Marketing and brand management	2,042	47.0%
Manufacturing and quality control	1,341	30.8%
General and administration	604	13.9%
Research and development	362	8.3%
Total	4,349	100%

We are required under PRC law to make contributions to our employee benefit plans based on specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the respective local government authorities where we operate our businesses, in respect of the retired benefits. The total amount of contributions we made to employee benefit plans in 2010, 2011 and 2012, was RMB15.6 million, RMB22.7 million and RMB24.2 million ($3.9 million) respectively.

Our employees are not covered by any collective bargaining agreement. We believe that we have a good relationship with our employees.

E.             Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 19, 2013, the latest practicable date, by:

•                                          each of our directors and executive officers; and

•                                          each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Jinsheng Ren(3)	39,616,590	38.6
Guoqiang Lin	*	*
Hongquan Liu	*	*
John Huan Zhao(4)	17,924.692	17.5
Yehong Zhang	*	*
Yushan Wan	*	*
Jindong Zhou	*	*
Xiaojin Yin	*	*
Jialun Tian	*	*
Quanfu Feng	*	*
Peng Wang	*	*
Haibo Qian	*	*
Jie Liu D’Elia	*	*
All directors and executive officers as a group	57,541,282	56.1

Principal Shareholders:
New Good Management Limited(5)	37,550,602	36.0
Assure Ahead Investments Limited(6)	17,924,692	17.5
King View Development International Limited(7)	11,820,000	11.5
Fosun Industrial Co., Limited(8)	8,039,074	7.8
Amy Liu(9)	6,631,032	6.5

*                      Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)              Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)              The number of shares outstanding in calculating the percentages for each listed person includes, as applicable, (i) the ordinary shares underlying share options exercisable by such person, and (ii) restricted shares awarded to such person that are vested but yet to be duly registered or that can be vested, in each case within 60 days of the date of this annual report. Percentage of beneficial ownership of each listed person is based on 102,564,528 ordinary shares outstanding as of April 19, 2013 and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted shares awarded to such person that are vested but yet to be duly registered or that can be vested, in each case within 60 days of the date of this annual report.

(3)              Includes 36,950,602 ordinary shares directly held by New Good Management Limited, a British Virgin Islands company, which is controlled by Mr. Ren, and 2,665,988  restricted shares that have vested as of the date hereof. Mr. Ren is the chairman of the board of directors and the controlling shareholder of New Good Management Limited.

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

(9)         Beneficial ownership calculation is based solely on a review of a Schedule 13D/A filing made with the SEC on April 10, 2013.

To our knowledge, as of April 19, 2013, other than the 33.8% of our ordinary shares underlying our ADSs which were held by The Bank of New York Mellon, the depositary of our ADR program, none of our ordinary shares were held in the United States. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

A.             Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.             Related Party Transactions

Transactions with Companies in which a Major Shareholder had Equity Interests

We purchased packaging and raw materials from Simcere Zaikang Jiangsu Medical Co., Ltd, or Simcere Chain Drug Store, a subsidiary of Jiangsu Simcere China Drug Store Co., Ltd. in which certain shareholders of New Good Management Limited held equity interests, amounting to approximately nil, nil and RMB0.04 million ($0.01 million)  in 2010, 2011 and 2012, respectively.

We also sold pharmaceutical products to Simcere Chain Drug Store. In 2010, 2011 and 2012, we sold pharmaceutical products to this related party amounting to nil, nil and RMB0.3 million ($0.05 million), respectively. We also sold pharmaceutical products to Jiangsu Simcere Zaikang Medical Co., Ltd, in which certain shareholders of New Good Management Limited held equity interests, amounting to RMB6.2 million, RMB8.7 million, RMB5.6 million ($0.9 million) in 2010, 2011 and 2012, respectively. We purchased the packaging materials and sold the pharmaceutical products in the normal course of business at prices determined on an arm’s length basis.

In 2012, we borrowed loans of RMB15 million ($2.4 million) for daily operation from Hainan Simcere Xinji Investment Co., Ltd .in which a major shareholder of the Company has an equity interest, and repaid in 2012.

Transactions with a Minority Shareholder

In 2008, we provided an RMB20.0 million secured loan to the noncontrolling shareholder of Simcere Zhong Ren for its operating purpose. The loan bears a floating interest rate and is secured by the noncontrolling shareholder’s entire equity interest in Simcere Zhong Ren. On July 1, 2009 and 2010, the loan together with the accumulated interest of RMB1.6 million was renewed and extended for another one year. On July 1, 2011, the loan was renewed and agreed to be repaid in installments, with RMB5.6 million, RMB10.0 million and RMB6.0 million to be repaid before June 30, 2012, 2013 and 2014, respectively. RMB5.6 million ($0.9 million) of the principal amount and RMB2.7 million ($0.4 million) of accrued interest were repaid in 2012.

In 2012, we purchased raw materials from the noncontrolling shareholder of Simcere Zhong Ren, amounting to RMB0.5 million ($0.1 million).  We purchased the pharmaceutical products in the normal course of business at prices determined on an arm’s length basis.

In 2012, we advanced to the noncontrolling shareholder of Simcere Zhong Ren for research and development services, amounting to RMB5.0 million ($0.8 million).

Transactions with an Affiliated Companies

In 2012, we sold pharmaceutical products to Simcere MSD, our affiliated company, amounting to RMB29.0 million ($4.6 million). We sold the pharmaceutical products in the normal course of business at prices determined on an arm’s length basis.

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

Item 8.         FINANCIAL INFORMATION

A.             Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We entered into agreements in October and November 2009 to acquire Jiangsu Quanyi through the acquisition of the entire equity interest in China Vax, a Cayman Islands company that, as its sole business, held a 15% equity interest in Jiangsu Quanyi for cash consideration. After we entered into the share purchase agreements in October and November 2009 to acquire 15% equity interest in Jiangsu Quanyi, but prior to the full completion of the transaction, we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine. On May 15, 2010, Jiangsu Quanyi received a notification from the Changzhou Food and Drug Administration, which assessed a fine of RMB25.6 million, consisting of penalties and confiscable revenues from past sales of substandard human-use rabies vaccine, against Jiangsu Quanyi. The notification also stated that Jiangsu Quanyi must bear the cost of patient re-vaccinations of approximately RMB23.0 million. In addition, the People’s Court of Tianning District, Changzhou imposed a fine of RMB1.6 million on Jiangsu Quanyi for its past sales of substandard human-use rabies vaccine. On January 24, 2011, the final judgment issued by the Intermediate People’s Court of Changzhou imposed an additional penalty of RMB3.0 million on Jiangsu Quanyi. As of December 31, 2012, RMB5.0 million ($0.8 million) of cost of patient re-vaccinations remained unpaid. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—The penalties imposed on Jiangsu Quanyi could have a material adverse effect on our business, financial condition and results of operations and damage our reputation.”

In August 2011, Shandong Simcere filed lawsuits in Protgen, a biotech company with operations in Beijing, and its major shareholder, Mr. Yongzhang Luo, claiming ownership of several patents and patent applications relating to a method of prolonging the half-life of recombinant human endostatin and seeking damages. Mr. Luo acted as the vice chairman of the board, general manager, and chief science officer of Shandong Simcere.  The lawsuits are still pending as of the Latest Practicable Date.

In addition, as we discovered quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine, a portion of the consideration has not been paid as of the date of this annual report. In October 2010, the selling shareholders of China Vax filed a claim against us for the amount of consideration we have withheld, or RMB28.4 million, and the interest accrued on the withheld amount at the annual rate of 5.0% from February 4, 2010 to the date when the withheld consideration has been fully paid. In March 2012, we reached a settlement agreement with selling shareholders of China Vax and certain former directors China Vax appointed, and we agreed to pay $2.0 million of the remaining consideration payable of $4.5 million  to the selling shareholders of China Vax. The reduction of consideration payable of $2.5 million (RMB15.6 million) was recognized as other operating income in 2012. In addition, subsequent to our discovery of the quality control problems relating to the production of Jiangsu Quanyi’s human-use rabies vaccine, we initiated an arbitration proceeding against former shareholders of Jiangsu Quanyi to seek damages for RMB113.9 million for misrepresentation in connection with their sales of equity interests in Jiangsu Quanyi. Furthermore, Jiangsu Quanyi also initiated legal proceedings through its board of supervisors against two of its former directors and their affiliates to seek damages for RMB178.0 million. In June 2011, we reached a settlement agreement with the former shareholders and former directors of Jiangsu Quanyi, under which the former shareholders of Jiangsu Quanyi paid us total cash compensation of RMB50.0 million in 2011.

In December 2011, certain batches of azithromycin granules produced by Nanjing Simcere Dongyuan were found to have failed to comply with applicable pharmaceutical standards. As a result, our incomes from selling such batches of azithromycin granules of RMB0.2 million was confiscated and an additional penalty of RMB0.2 million was also imposed on us.

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

Item 9.         THE OFFER AND LISTING

A.             Offering and Listing Details

Our ADSs, each representing two of our ordinary shares, have been listed on the New York Stock Exchange since April 20, 2007 under the symbol “SCR.” For the period from April 20, 2007 to April 19, 2013, the trading price of our ADSs on New York Stock Exchange ranged from $19.30 to $4.41 per ADS.

The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for the period indicated.

	Sales Price
	High	Low
2007 (from April 20, 2007)	$19.30	$10.81
2008	$15.88	$4.41
2009	$10.03	$4.76
2010	$12.98	$7.44
2011	$13.75	$7.12
2012
Quarterly Highs and Lows
First Quarter 2011	$13.75	$11.32
Second Quarter 2011	$13.48	$8.65
Third Quarter 2011	$12.14	$7.93
Fourth Quarter 2011	$9.70	$7.12
First Quarter 2012	$10.36	$7.96
Second Quarter 2012	$9.45	$8.01
Third Quarter 2012	$9.09	$7.30
Fourth Quarter 2012	$8.90	$7.50

Monthly Highs and Lows
October 2012	$8.90	$7.85
November 2012	$8.27	$7.50
December 2012	$8.38	$7.50
January 2013	$8.16	$7.25
February 2013	$8.05	$7.34
March 2013	$9.59	$7.80
April 2013(through April 19, 2013)	$9.29	$8.84

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

Passive Foreign Investment Company

We believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2012, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard.

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

Transactions in foreign currencies are translated into the functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the applicable exchange rate at the balance sheet date. The resulting exchange differences are recognized in our consolidated statements of comprehensive income.  Our company has used a substantial portion of the proceeds from our initial public offering to provide U.S. dollar-denominated intercompany loans to our PRC subsidiaries where such funds were converted into Renminbi. As these intercompany loans are not considered long-term investment in nature and given that the functional currency of our company is U.S. dollars and the functional currency of our PRC subsidiaries is Renminbi, gain arising from the translation of the intercompany loans from U.S. dollars to Renminbi by our PRC subsidiaries is recognized in our consolidated statements of comprehensive income while gain or loss arising from the translation of our company’s U.S. dollars financial statements to Renminbi for consolidation purpose is recognized in our consolidated statement of shareholders’ equity and comprehensive income. We recognized foreign currency exchange gains of RMB5.5 million and  RMB7.7 million in 2010 and 2011, respectively. In 2012, we recognized foreign currency exchange losses of  RMB0.9 million ($0.1 million), which mainly represent realized losses recognized by our PRC subsidiaries from the translation of U.S. dollar-denominated intercompany loans.

Assets and liabilities of our subsidiaries whose functional currency is not Renminbi, are translated into Renminbi at the exchange rates at the balance sheet date. Income and expense items are translated at the average rates of exchange prevailing during the period. The adjustment resulting from translating the financial statements of such entities is reflected as a component of accumulated other comprehensive loss within shareholders’ equity.

Fluctuations in exchange rates may affect our financial performance. Appreciation of Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. As of December 31, 2012, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in a translation gain or loss of RMB0.2 million ($0.04 million).

The fluctuation in foreign exchange may impose certain exchange rate risks on us. Our exposure to foreign exchange risk primarily relates to cash denominated in U.S. dollars as a result of our past issuances of preferred shares through a private placement and proceeds from the initial public offering in April 2007. We have not hedged exposures in foreign currencies or enter into any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

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

Credit Risk with Financial Institutions

We are exposed to counterparty risks related to certain financial assets including cash and investment securities. As of December 31, 2011 and 2012, RMB193.8 million and RMB164.8 million ($26.5 million), respectively, in cash was held in uninsured accounts at major financial institutions located in the PRC.

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

The depositary has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In 2012, we received an incentive payment of $1.0 million (RMB0.2 million) from the depository relating to the ADS facility.

PART II

Item 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2010, 2011 and 2012.

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

In 2012, we have used the net proceeds received from our initial public offering as follows:

•                                          Approximately RMB245.6 million ($39.4 million) to fund our research and development efforts; and

•                                          Approximately RMB121.9 million ($19.3 million) for repurchase of our ordinary shares.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2012.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Simcere Pharmaceutical Group:

We have audited Simcere Pharmaceutical Group’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Simcere Pharmaceutical Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Simcere Pharmaceutical Group’s internal control over financial reporting based on our audit.

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

In our opinion, Simcere Pharmaceutical Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated April 25, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

April 25, 2013

Item 16.              [RESERVED]

Item 16A.                 AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Alan Au qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the listing rules of New York Stock Exchange.

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

	Year Ended December 31,
	2010	2011	2012
Audit fees(1)	$1,586	$1,663	$1,737
Audit-related fees(2)	126	132	134
Tax fees(3)	—	—	7
Other fees	—	—	—

Total	$1,712	$1,795	$1,878

(1)         “Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)         “Audit-related fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors for services rendered that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2012 involve principally limited procedures performed on our condensed consolidated financial statements for the quarterly and year-to-date periods, which are included in our quarterly press release to be furnished in Form 6-K.

(3)         “Tax fees” represent the fee billed for the transfer pricing advisory services.

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

In 2008, we repurchased 3.0 million ordinary shares in the form of ADSs for an aggregate cost of $10.0 million, which included $0.1 million of handling charges. In 2009, we repurchased an aggregate of 12.2 million ordinary shares in the form of ADSs for an aggregate cost of $43.6 million, which included $0.5 million of handling charges. In 2010, we further repurchased an additional 4.3 million ordinary shares in the form of ADSs for an aggregate cost of 18.8 million, which included $0.2 million of handling charge. All of the repurchased ordinary shares have been retired. The repurchases were made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. Any future repurchases, if any, will depend on prevailing market conditions, our liquidity requirements and other factors.

In November 2011, our board of directors approved a share repurchase program, under which we may purchase up to $30 million of our issued and outstanding ADSs. The repurchases will be made from time to time on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing.

In 2011, we repurchased 1.3 million ordinary shares in the form of ADSs for an aggregate cost of $5.0 million, which included $0.05 million of handling charges.  All of the repurchased ordinary shares have been cancelled in 2012.

In 2012, the Company repurchased 2.3 million ordinary shares in the form of ADSs for an aggregate cost of $19.3 million (RMB121.9 million), which included $0.2 million of handling charges. 2.0 million ADSs was cancelled in 2012 and the remaining 0.3 million ADSs was cancelled in 2013.

The following table sets forth certain information related to purchases made by us of our ADSs under the program:

Period	Total number of ADSs purchased	Average price paid per ADS(1)		Total number of ADSs purchased as part of publicity announced program	Approximate dollar value of ADSs that may yet be purchased under the program
		$	RMB(2)		$	RMB(2)
November 10, 2008 to September 29, 2009	7,216,920	7.00	43.62	7,216,920	—	—
November 18, 2009 to November 12, 2010	2,483,470	8.79	54.76	2,483,470	—	—
November 17, 2011 to November 16, 2012	2,918,579	8.26	51.46	2,918,579	—	—

(1)  The average price paid per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)   The translations of U.S. dollar amounts into Renminbi amounts have been made at the noon buying rate in effect on December 31, 2012, which was $1.00 to RMB6.2301.  See “Introduction” and “Part I. — Item 3. Key Information— Selected Financial Data — Exchange Rate Information.”

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

•                                          The NYSE standards for domestic companies require that the audit committee must have a minimum of three members. As a foreign private issuer, we are not required to comply with such requirement. As of the date of this annual report, our audit committee consists of two members, each of whom satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act, and one such member qualifies as an “audit committee financial expert” under applicable SEC rules.

•                                          The NYSE standards for domestic companies require that the compensation committee composed entirely of independent directors. As a foreign private issuer, we are not required to comply with such requirement. As of the date of this annual report, our compensation committee consists of two members, one of whom satisfies the “independence” requirements of Section 303A of the NYSE Listed Company Manual.

•                                          The NYSE standards for domestic companies require that listed companies must have a majority of independent directors. As a foreign private issuer, we are not required to comply with such requirement. As of the date of this annual report, our board of directors consists of five members, two of whom satisfy the “independence” requirements of Section 303A of the NYSE Listed Company Manual.

Item 16H.                MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17.              FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.              FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

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

4.7	Joint Research Agreement on Anti-Tumor Drug AL6802 entered into between Jiangsu Simcere Pharmaceutical R&D Co., Ltd. and Advenchen Laboratories LLC, dated January 8, 2007
4.8*	2008 Stock Incentive Plan adopted as of July 31, 2008.
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of KPMG
101.INS	XBRL Instance Document. **
101.SCH	XBRL Taxonomy Extension Schema Document. **
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. **
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. **
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document. **
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. **

*	Filed herewith.
**

XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Simcere Pharmaceutical Group

	By:	/s/ Hongquan Liu
Name: Hongquan Liu
Title: Chief Executive Officer

Date: April 26, 2013

SIMCERE PHARMACEUTICAL GROUP AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors
Simcere Pharmaceutical Group:

We have audited the accompanying consolidated balance sheets of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simcere Pharmaceutical Group and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2012 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(c) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Simcere Pharmaceutical Group’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 25, 2013 expressed an unqualified opinion on the effectiveness of the Simcere Pharmaceutical Group’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China
April 25, 2013

Simcere Pharmaceutical Group and Subsidiaries

Consolidated Balance Sheets

(Amounts expressed in thousands, except share data)

		December 31, 2012
	Note	2011	2012	2012
		RMB	RMB	US$
Assets

Current assets
Cash		209,850	178,162	28,597
Pledged bank deposits		52,707	23,394	3,755
Assets held for sale	1(c)	—	90,550	14,534
Accounts and bills receivable, net	3	1,276,872	1,093,111	175,456
Inventories	4	126,708	120,932	19,411
Deferred tax assets	10(d)	79,620	111,706	17,930
Other current assets	19	101,576	125,542	20,151
Total current assets		1,847,333	1,743,397	279,834

Property, plant and equipment, net	5	925,815	853,546	137,004
Land use rights	6	139,707	128,220	20,581
Intangible assets, net	7(d)	338,472	234,714	37,674
Goodwill	7(e)	309,936	284,620	45,685
Investments in and advances to affiliated companies	1(c) and 7(a)	91,355	56,785	9,115
Other non-current assets	19	81,499	71,381	11,457
Total assets		3,734,117	3,372,663	541,350

Liabilities

Current liabilities
Short-term borrowings	8	816,150	675,779	108,470
Accounts and bills payable		80,570	62,136	9,974
Accrued payroll and employee benefits		75,148	67,381	10,815
Other current liabilities	11	490,679	404,222	64,882
Total current liabilities		1,462,547	1,209,518	194,141

Long-term borrowings	9	—	2,000	321
Deferred tax liabilities	10(d)	46,248	56,120	9,008
Other liabilities	10(b)	31,625	32,657	5,242
Total liabilities		1,540,420	1,300,295	208,712

Equity

Ordinary shares:
Par value: US$0.01
Authorized: 500,000,000 shares
Issued and outstanding:
2011: 105,740,648
2012: 101,410,422	18	8,532	8,258	1,326
Additional paid-in capital		954,750	853,551	137,004
Accumulated other comprehensive loss		(104,608)	(104,147)	(16,717)
Retained earnings		1,197,507	1,254,464	201,355

Total equity attributable to Simcere Pharmaceutical Group		2,056,181	2,012,126	322,968

Non-controlling interest		137,516	60,242	9,670

Total shareholders’ equity		2,193,697	2,072,368	332,638

Commitments and contingencies	14

Total liabilities and shareholders’ equity		3,734,117	3,372,663	541,350

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries

Consolidated Statements of Comprehensive Income

 (Amounts expressed in thousands, except share data)

	Year ended December 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$

Revenue	16 and 19	2,141,098	2,040,547	2,082,966	334,339
Cost of materials and production		(341,787)	(328,159)	(361,071)	(57,956)
Gross profit		1,799,311	1,712,388	1,721,895	276,383

Operating expenses and other operating income:
Research and development		(125,737)	(198,722)	(228,717)	(36,711)
Sales, marketing and distribution		(1,186,144)	(1,131,974)	(1,140,810)	(183,113)
General and administrative		(269,512)	(288,144)	(255,999)	(41,091)
Impairment charges	1(c),7(d) and 7(e)	—	—	(97,247)	(15,609)
Gain arising from loss of control of a subsidiary	7(a)	—	—	24,789	3,979
Other operating income	7(e)	—	50,000	15,650	2,512

Income from operations		217,918	143,548	39,561	6,350

Interest income		4,214	4,676	4,066	653
Interest expense	5	(19,920)	(42,342)	(69,258)	(11,117)
Foreign currency exchange gains (losses), net		5,511	7,732	(923)	(148)
Other income		2,286	15,036	11,429	1,834
Losses of equity method affiliated company		(14,716)	(12,192)	(4,859)	(780)
Earnings (losses) before income taxes		195,293	116,458	(19,984)	(3,208)

Income tax benefit (expense)	10	(10,640)	35,371	5,581	896
Net income (loss)		184,653	151,829	(14,403)	(2,312)

Net income attributable to redeemable non-controlling interest		(1,776)	(1,378)	—	—
Net loss (income) attributable to other non-controlling interest		(10,466)	27,938	71,360	11,454
Net income attributable to Simcere Pharmaceutical Group shareholders		172,411	178,389	56,957	9,142

Earnings per share:	15
Basic		1.59	1.63	0.53	0.09
Diluted		1.55	1.61	0.53	0.09

Net income (loss)		184,653	151,829	(14,403)	(2,312)

Other comprehensive income (loss)
Net effect of foreign currency translation, net of nil tax		(5,964)	(7,096)	461	74
Comprehensive income (loss)		178,689	144,733	(13,942)	(2,238)

Comprehensive income attributable to redeemable non-controlling interest		(1,776)	(1,378)	—	—
Comprehensive loss (income) attributable to other non-controlling interest		(10,466)	27,938	71,360	11,454
Comprehensive income attributable to Simcere Pharmaceutical Group shareholders		166,447	171,293	57,418	9,216

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Amounts expressed in thousands, except share data)

							Equity
					Accumulated		attributable		Total
		Number of		Additional	other		to Simcere	Non-	shareholders’
		ordinary		paid-in	comprehensive	Retained	Pharmaceutical	controlling	equity
	Note	shares	Par value	capital	loss	earnings	Group	interests	(note 12)
			RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010		110,534,932	8,851	1,218,214	(91,548)	846,707	1,982,224	225,459	2,207,683
Share-based compensation	17	—	—	31,099	—	—	31,099	—	31,099
Issuance of ordinary shares upon exercise of non-vested shares	17	518,322	35	—	—	—	35	—	35
Repurchase and retirement of ordinary shares	18	(4,263,732)	(289)	(127,210)	—	—	(127,499)	—	(127,499)
Net income		—	—	—	—	172,411	172,411	10,466	182,877
Other comprehensive income		—	—	—	(5,964)	—	(5,964)	—	(5,964)
Acquisition of Nanjing Tung Chit’s shares from non-controlling interests	7(c)	—	—	(6,019)	—	—	(6,019)	(261)	(6,280)
Acquisition of Jilin Boda’s shares from non-controlling interests	7(c)	—	—	(126,110)	—	—	(126,110)	(48,075)	(174,185)
Dividend declared by subsidiary to non-controlling interest		—	—	—	—	—	—	(7,846)	(7,846)
Deemed acquisition of redeemable non-controlling interest in Jilin Boda	7(b)	—	—	(41,505)	—	—	(41,505)	(4,172)	(45,677)

Balance as of December 31, 2010		106,789,522	8,597	948,469	(97,512)	1,019,118	1,878,672	175,571	2,054,243

Share-based compensation	17	—	—	29,341	—	—	29,341	—	29,341
Issuance of ordinary shares upon exercise of non-vested shares and share options	17	244,670	16	23	—	—	39	—	39
Repurchase and retirement of ordinary shares	18	(1,293,544)	(81)	(31,874)	—	—	(31,955)	—	(31,955)
Net income (loss)		—	—	—	—	178,389	178,389	(27,938)	150,451
Other comprehensive income		—	—	—	(7,096)	—	(7,096)	—	(7,096)
Dividend declared by subsidiary to non-controlling interest		—	—	—	—	—	—	(10,117)	(10,117)
Acquisition of Redeemable non-controlling interest in Jilin Boda	7(b)	—	—	8,791	—	—	8,791	—	8,791

Balance as of December 31, 2011		105,740,648	8,532	954,750	(104,608)	1,197,507	2,056,181	137,516	2,193,697

Share-based compensation	17	—	—	20,437	—	—	20,437	—	20,437
Issuance of ordinary shares upon exercise of non-vested shares and share options	17	213,388	13	—	—	—	13	—	13
Repurchase and retirement of ordinary shares	18	(4,543,614)	(287)	(121,636)	—	—	(121,923)	—	(121,923)
Net income (loss)		—	—	—	—	56,957	56,957	(71,360)	(14,403)
Other comprehensive income		—	—	—	461	—	461	—	461
Dividend declared by subsidiary to non-controlling interest		—	—	—	—	—	—	(6,514)	(6,514)
Capital injection to a newly established subsidiary		—	—	—	—	—	—	600	600

Balance as of December 31, 2012		101,410,422	8,258	853,551	(104,147)	1,254,464	2,012,126	60,242	2,072,368

Balance as of December 31, 2012 - US$			1,326	137,004	(16,717)	201,355	322,968	9,670	332,638

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended December 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Operating activities:
Net income (loss)		184,653	151,829	(14,403)	(2,312)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Bad debt expense (reversal)	3	843	994	(618)	(99)
Inventory write-downs	4	4,846	3,205	—	—
Depreciation of property, plant and equipment	5	76,976	85,319	95,175	15,277
Amortization of intangible assets	7(d)	37,128	33,731	33,206	5,330
Land use right expense		3,203	3,203	3,203	514
Impairment charges	1(c),7(d) and 7(e)	—	—	97,247	15,609
Losses of equity method affiliated companies		14,716	12,192	4,859	780
Loss (gain) on disposals of property, plant and equipment		(1,463)	636	2,792	448
Gain arising from loss of control of a subsidiary	7(a)	—	—	(24,789)	(3,979)
Deferred tax benefit	10(a)	(27,722)	(66,208)	(41,487)	(6,659)
Share-based compensation	17	31,099	29,341	20,437	3,280
Unrealized foreign currency exchange losses (gains)		(4,742)	(5,489)	515	83
Changes in assets and liabilities, net of effects from acquisitions
Accounts and bills receivable		(181,260)	(393,128)	184,379	29,595
Inventories		12,077	(40,181)	5,776	927
Other current assets		(950)	(14,672)	(890)	(143)
Amounts due from related parties		1,443	(815)	2,909	467
Accounts and bills payables		(102,611)	30,932	(18,434)	(2,959)
Accrued payroll and employee benefits		4,891	19,589	(7,767)	(1,247)
Unrealized profit of inventory sold to an affiliated company		—	—	1,515	243
Other current liabilities and other liabilities		79,023	(27,261)	(31,284)	(5,021)
Amounts due to related parties		110	(110)	1,237	199
Net cash provided by (used in) operating activities		132,260	(176,893)	313,578	50,333

Simcere Pharmaceutical Group and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended December 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Investing activities:
Payment for purchase of property, plant and equipment and intangible assets		(188,828)	(164,255)	(73,349)	(11,773)
Decrease (increase)in deposits for purchase of land use rights		—	(52,390)	19,390	3,112
Proceeds from disposal of property, plant and equipment and land use right		—	18,365	—	—
Payments for acquisition of subsidiaries, net of cash acquired		(9,830)	—	(12,772)	(2,050)
Payment for establishment of an affiliated company	7(a)	—	—	(28,211)	(4,528)
Decrease (increase) in pledged bank deposits		10,524	(47,574)	29,313	4,705
Advance received (made to) from an affiliated company	19	(14,071)	17,673	—	—

Net cash used in investing activities		(202,205)	(228,181)	(65,629)	(10,534)

Financing activities:
Proceeds from exercise of non-vested shares and share options		35	39	13	2
Payment for repurchase and retirement of ordinary shares	18	(127,499)	(31,955)	(121,923)	(19,570)
Proceeds from short term bank loans and other borrowings		350,000	918,150	1,113,679	178,758
Principal repayments of bank loans and other borrowings		(170,000)	(481,306)	(1,252,050)	(200,968)
Payment for acquisition of additional non-controlling interest		(150,274)	(52,805)	(13,388)	(2,149)
Payment from non-controlling interest for capital injection to a newly established subsidiary		—	—	600	96
Payment of dividends to the non-controlling interest		—	(9,175)	(6,514)	(1,045)
Net cash (used in) provided by financing activities		(97,738)	342,948	(279,583)	(44,876)

See accompanying notes to consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries

Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

		Year ended December 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Effect of exchange rate changes on cash		(1,222)	(1,607)	(54)	(9)

Net decrease in cash		(168,905)	(63,733)	(31,688)	(5,086)

Cash at beginning of year		442,488	273,583	209,850	33,683

Cash at end of year		273,583	209,850	178,162	28,597

(a) Supplemental cash flow and non-cash information:

Cash paid during the period for:

Income taxes		37,528	48,393	29,186	4,685
Interest, net of capitalized interest	5	19,920	42,342	69,258	11,117

Non-cash investing and financing transactions:
Payable and accruals for acquisition of property, plant and equipment, land use right and intangible assets		78,791	78,546	39,829	6,393
Payable for acquisition of Jiangsu Quanyi	11(b)	29,875	28,422	—	—
Payable for acquisition of non-controlling interest of Jilin Boda	11(b)	26,153	13,388	—	—
Assets transfer out for acquisition of Jilin Boda	7(c)	4,038	—	—	—
Gain arising from loss of control of Shanghai Simcere	7(a)	—	—	24,789	3,979
(b) Analysis of net cash outflow in respect of acquisitions is as follow:

i) Acquisition of Shandong Simcere in 2006

Cash consideration paid		(9,830)

ii) Acquisition of Jiangsu Quanyi in 2009
Cash consideration paid				(12,772)	(2,050)

See accompanying notes to consolidated financial statements

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

(b)                       Significant concentrations and risks

Revenue concentrations

The Group sells its products to pharmaceutical distributors and the PRC government. Sales to distributors account for substantially all of the Group’s revenues. The Group does not have long-term distribution agreements and competes for desired distributors with other pharmaceutical and vaccine manufacturers. Consequently, maintaining relationships with existing distributors and replacing distributors may be costly, difficult and time-consuming. Any disruption of the Group’s distribution network, including the failure to renew existing distribution agreements with desired distributors, could negatively affect the Group’s ability to effectively sell its products and could materially and adversely affect its business, financial condition and results of operations. As of and for the years ended December 31, 2010, 2011 and 2012, no single customer contributed 10% or more of the Group’s total revenues or accounts and bills receivable. For the years ended December 31, 2010, 2011 and 2012, sales to five largest customers accounted in aggregate for approximately 17.6%, 17.2% and 16.6% of the Group’s total revenues, respectively.

The Group derives a substantial portion of revenue from the sales of five products, namely Bicun, Zailin, Yingtaiqing, Sinofuan and Endu. Each of these products individually contributed to revenues of over RMB100,000 (US$16,051) for the year ended December 31, 2012. Total revenues of these five products accounted for 71.9%, 72.2% and 69.6% of the Group’s revenue for the years ended December 31, 2010, 2011 and 2012, respectively. All of these five products except Endu were subject to the price controls described below, which accounted for 61.4%, 59.3% and 56.5% of the Group’s revenue for the years ended December 31, 2010, 2011 and 2012, respectively. The Group expects the sales of these five products to continue to comprise a substantial portion of revenues in the future; accordingly any factors adversely affecting the sales of any of these five products will have a material adverse effect on the Group’s business, financial condition and results of operations.

Price control by PRC government authorities

The retail prices of certain pharmaceuticals sold in China are subject to price controls in the form of fixed prices or price ceilings. Pharmaceuticals subject to price control include pharmaceuticals identified in (i) China’s national essential drug list and drug reimbursement list issued by China’s Ministry of Human Resources and Social Security; (ii)  the provincial medical insurance catalogs issued by the provincial Ministry of Human Resources and Social Security; and (iii) those pharmaceuticals whose production or trading are deemed to constitute monopolies.

Manufacturers and distributors cannot set the retail price for any given price-controlled product above the price ceilings or deviate from fixed price imposed by the government. The prices of medicines that are not subject to price controls are determined freely, subject to notification to the provincial pricing authorities.

Certain of the Group’s products are subject to such price controls and accordingly, the price of such products can not be increased at the Group’s discretion above the relevant controlled price ceiling without prior governmental approval. In addition, the price of such products may also be adjusted downward by the relevant government authorities in the future. Such price control, especially downward price adjustment, may negatively affect the Group’s revenue and profitability. For the years ended December 31, 2010, 2011 and 2012, 73%, 82% and 85% respectively, of the Group’s revenue were from products that were subject to government pricing controls.

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

In addition, the Group also purchased two pharmaceutical products from third party suppliers and is the exclusive distributor of the two pharmaceutical products. The revenue of the two pharmaceutical products accounted for 10.0%, 11.2% and 9.7% of the Group’s revenue for the years ended December 31, 2010, 2011 and 2012, respectively.

For the years ended December 31, 2010, 2011 and 2012, the Group purchased 36.9%, 37.0% and 31.5%, respectively, of its total supply of raw materials and pharmaceutical products from its five largest suppliers and purchased 17.3%, 19.7% and 13.6% of its total supply of raw materials and pharmaceutical products from its largest supplier.

(c)                        Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

On December 21, 2012, the Group signed an agreement with Changzhou Diaozhuang Industrial Co., Ltd (“Diaozhuang Industrial”), for the sale of certain assets, including certain plant, machineries and land use right held by Jiangsu Quanyi Biological Technology Stock Co., Ltd. (“Jiangsu Quanyi”) for a cash consideration of RMB25,514 (US$4,095).  As of December 31, 2012, the above property, plant and equipment, land use right were classified as assets held for sale. The Group recognized an impairment loss of RMB1,831 (US$294) in the consolidated statements of comprehensive income for the year ended December 31, 2012, representing the difference between the carrying amount of these assets of RMB27,345 (US$4,389) and fair value less cost to sell of RMB25,514 (US$4,095).

The Group previously accounted for its investment in Shanghai Celgen Bio-Pharmaceutical Co., Ltd. (“Shanghai Celgen”) under the equity method of accounting and included the investment in the line item “Investments in and advances to affiliated companies” in the Group’s consolidated balance sheet as of December 31, 2011 and 2010. As of December 31, 2012, management approved a plan to sell the investment in Shanghai Celgen. On January 15, 2013, the Group signed a share transfer agreement with Devont Asset Management Limited (“Devont”) to transfer its Shanghai Celgen for a cash consideration of RMB302 million. Upon completion of the transaction, the Group will no longer hold any equity interest in Shanghai Celgen. As of December 31, 2012, the carrying amount of investment in Shanghai Celgen of RMB65,036 (US$10,439) was classified as assets held for sale. As of the issuance date of the financial statements, the sales of Shanghai Celgen has yet to be completed and the cash consideration of RMB302,000 has not be received by the Group.

2                                         Summary of significant accounting policies

(a)                       Consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its majority owned subsidiaries. For consolidated subsidiaries where the Company’s ownership is less than 100%, the outside shareholders’ interests are shown as non-controlling interest. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has no involvement with variable interest entities. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

 (Amounts expressed in thousands, except share data)

(b)                       Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include recoverability of the carrying amount of property, plant and equipment, goodwill, intangible assets (including acquired in-process research and development (“IPR&D”) and investments in an affiliated company; the allocation of the purchase price for the Group’s business acquisitions; allowances for doubtful receivables and deferred tax assets; depreciation and amortization lives; realizablility of inventories; and amounts recognized for contingencies. These estimates are often based on complex judgments and assumptions that management believes to be reasonable but are inherently uncertain and unpredictable. Actual results could differ from those estimates.

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

Transactions dominated in currencies other than the functional currency are translated into the functional currency at the exchange rate at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the applicable exchange rate at the balance sheet date. The resulting exchange differences are recognized in the consolidated statements of comprehensive income.

Assets and liabilities of subsidiaries, whose functional currency is not the RMB, are translated into RMB at the exchange rate at the balance sheet date. Income and expense items are translated into RMB at the average rates of exchange prevailing during the period. The adjustment resulting from translating the financial statements of such entities is reflected as a component of accumulated other comprehensive loss within shareholders’ equity.

For the convenience of the readers, the December 31, 2012 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00=RMB6.2301, being the noon buying rate for U.S. dollars in the City of New York on December 31, 2012 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.  No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2012 or at any other date.

(d)                       Cash and pledged bank deposits

Cash consist of cash on hand, cash in bank accounts and interest-bearing savings accounts.

As of December 31, 2011 and 2012, RMB193,779 and RMB164,849 (US$26,460), respectively, in cash was held in major financial institutions located in the PRC.  Management believes that these financial institutions have high credit rating.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

Cash that is restricted as to withdrawal for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash total in the consolidated statements of cash flows. The pledged bank deposits are also held in major financial institutions located in the PRC and include cash received from the National Finance Bureau which is restricted for use for R&D projects conducted by the Group. Any withdrawal of funds from the account requires an approval from the National Finance Bureau. The pledged bank deposits also include cash maintained at a bank as security for short-term bills payable and letters of credit issued by the subsidiaries of the Company to third party suppliers. Bank deposits are restricted as to withdrawal or use by the subsidiaries as long as the related short-term bills payable have not been settled. Upon maturity of the bills payable which generally ranges from three to six months, the cash is available for use by the Group.

(e)                        Accounts receivable and bills receivable

Accounts and bills receivable are recognized at the invoiced amount and do not bear interest. Amounts collected on accounts and bills receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Group maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and our customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 180 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Write-offs for 2010, 2011 and 2012 approximated RMB117, RMB1,180 and nil, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers.

To reduce the Group’s credit risk, the Group has required certain customers to pay for the sale of the Group’s products by bills receivable. A bill receivable primarily represents a short-term note receivable issued by a financial institution that entitles the Group to receive the full face amount from the financial institution at maturity, which generally ranges from three to six months from the date of issuance. Historically, the Group has not experienced any collection losses on bills receivable and therefore no allowance for doubtful accounts has been provided. Apart from those disclosed in note 14(d), the Group does not have any off-balance-sheet credit exposure related to bills receivable.

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

The Group recognizes a loss when there is a loss in value of an equity method investment which is other than a temporary decline. The process of assessing and determining whether an impairment on a particular equity investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether the Group has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year end, and forecasted performance of the investee. There was no impairment charges related to the investment in the affiliated companies for any of the years presented.

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

Intangible assets with definite lives

Intangible assets with definite lives are amortized on a straight-line basis over the estimated useful lives of the respective assets. The Group’s intangible assets and their respective estimated useful lives are as follows:

Customer relationships	4 - 11 years
Developed technology	7 - 16 years
Product trademarks	6 - 10 years
Manufacturing and supply licenses	1 - 5 years

Impairment of property plant, and equipment and intangible assets with definitive lives

Long-lived assets including property, plant and equipment, and intangible assets with definitive lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated. No impairment loss of property, plant and equipment or intangible assets with definite lives was recognized in 2010, 2011 and 2012.

Indefinite-lived intangible assets

IPR&D represents the fair value assigned to incomplete research projects that the Group acquires through business combinations, which at the time of acquisition, have not reached technological feasibility. For business combinations for which the acquisition date is before January 1, 2009, the fair value of IPR&D projects was expensed upon acquisition. For acquisition date that is on or after January 1, 2009, the fair value of IPR&D projects is recognized as intangible asset on the consolidated balance sheet rather than expensed. The amounts capitalized are accounted for as indefinite-lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, the Group makes a determination as to the useful life of the intangible asset and begins amortization.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The Group tests indefinite-lived intangibles, including IPR&D, for impairment at least annually, and more frequently if an event occurs or circumstances change that indicate impairments might exist. The impairment test consists of a comparison of the fair value of the IPR&D with its carrying amount. If the carrying amount of an IPR&D exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For the year ended December 31, 2012, the Group recognized an impairment loss on IPR&D of RMB70,100 (US$11,252).  No impairment loss of IPR&D was recognized in 2010 and 2011.

Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized but instead goodwill is reviewed for impairment at lease annually, and more frequently if events and circumstances indicate that the asset might be impaired. This determination is made at the reporting unit level. In September 2011, the FASB issued revised guidance on “Testing of Goodwill for Impairment”. The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance was effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The Group adopted the revised guidance in 2012. If a qualitative assessment is not performed, or if as a result of a qualitative assessment it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, then the two-steps impairment test is performed. The first step of the impairment test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

Management evaluated and determined that there are two components below the Group’s operating segment: the pharmaceutical business and the vaccines business. The pharmaceutical business and vaccines business have dissimilar economic characteristics and they each manufacture, distribute and sell distinct products which require different technologies and marketing strategies. As such, management determined that the Group has two reporting units, a pharmaceutical reporting unit and a vaccine reporting unit, for goodwill impairment testing for the years ended December 31, 2010, 2011 and 2012. The Group used a discounted cash flow analysis to determine the fair value of its reporting units.  For the year ended December 31, 2012, the Group recognized an impairment loss on goodwill of RMB25,316 (US$4,063) in connection with vaccine reporting unit.  No impairment loss of goodwill was recognized in 2010 and 2011.

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

(k)                       Revenues

Sales of pharmaceutical and vaccine products represent the invoiced value of products sold. Value added taxes (VAT) collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

The Group recognizes revenue from the sale of products when the following criteria are met: 1) persuasive evidence of an arrangement exits (sales agreements and customer purchase orders are used to provide evidence of  the existence of an arrangement); 2) delivery of the product has occurred and risks and benefits of ownership have been transferred, which is when the product is received by the customer at its or a designated location in accordance with the sales terms (the customer’s written acknowledgement of the receipt of the product provides evidence of delivery); 3) the sales price is fixed or determinable; and 4) collectability is reasonably assured. The Group’s sales agreements do not provide the customer the right of return, unless the product is defective in which case the Group allows for an exchange of product or return. For the periods presented, defective product returns were immaterial.

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

For the years ended December 31, 2010, 2011 and 2012, government grants of RMB5,755, RMB24,796 and RMB16,846 (US$2,704), respectively, have been recognized as a reduction of research and development expenses.

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

(n)                       Advertising costs

Advertising costs are expensed as incurred and included in sales, marketing and distribution expenses. Advertising costs for the years ended December 31, 2010, 2011 and 2012 amounted to RMB106,708, RMB83,824and RMB55,033 (US$8,833), respectively.

(o)                       Shipping and handling costs

Costs incurred by the Group for shipping and handling to transport and deliver products to customers, are included in sales, marketing and distribution expenses. Shipping and handling costs for the years ended December 31, 2010, 2011 and 2012 amounted to RMB16,339, RMB14,940 and RMB14,962 (US$2,402), respectively. Shipping and other transportation costs are not charged to customers.

(p)                       Retirement and other postretirement benefits

Contributions to defined contribution retirement plans are charged to the consolidated statements of comprehensive income as and when the related employee service is provided. The Group does not have any defined benefit retirement plans.

(q)                       Share-based payment

The Company recognizes all employee share-based compensation as a cost in the consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes-Merton option-pricing model. The Group recognizes the cost of share-based compensation on a straight-line basis over the requisite service period. Share-based compensation cost that has been included in income from operations amounted to RMB31,099, RMB29,341 and RMB20,437 (US$3,280) for the years ended December 31, 2010, 2011 and 2012, respectively.

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

(t)                           Segment reporting

For the years ended December 31, 2010, 2011 and 2012, management determined that the Group as a whole is the only operating segment as the Group’s chief operating decision maker regularly receives and reviews the financial information on a consolidated group basis for purposes of making decisions about resource allocation and assessing performance. All of the Group’s operations and customers are located in the PRC, consequently, no geographic information is presented.

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

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standard does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it is already required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2011. The Group adopted the provisions of the ASU in 2012. The adoption of ASU 2011-04 did not have a material effect on the Group’s consolidated financial statements.  See note 21 to the consolidated financial statements.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(v)                       Effect of Recent Accounting Pronouncements

In June 2011, the FASB issued revised guidance on “Presentation of Comprehensive Income”. The revised guidance requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income and eliminates one presentation option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The revised guidance states that an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In a single continuous statement, the entity is required to present the components of net income and total net income, the components of other comprehensive income and a total for other comprehensive income, along with the total of comprehensive income in that statement. In the two-statement approach, an entity is required to present components of net income and total net income in the statements of operations. The statement of other comprehensive income should immediately follow the statements of operations and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. In addition, in December 2011, the FASB issued revised guidance on “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards”. The revised guidance specifies that an entity should defer the changes related to the presentation of reclassification adjustments. The revised guidance is effective for interim or annual periods beginning after December 15, 2011. The Group adopted the revised guidance in 2012 by presenting items of net income and other comprehensive income in one continuous statement, consolidated statements of comprehensive income. The Group did not have any reclassification adjustment for each component of other comprehensive income in the years presented in the consolidated statements of comprehensive income.

In July 2012, the FASB issued revised guidance on “Testing Indefinite-Lived Intangible Assets for Impairment”. The revised guidance permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles - Goodwill and Other - General Intangibles Other than Goodwill. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period.  The revised guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

3                                        Accounts and bills receivable, net

Accounts and bills receivable, net are summarized as follows:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Accounts receivable due from a related party	—	29,555	4,744
Accounts receivable due from third parties	469,339	390,597	62,695
Less: allowance for doubtful accounts	(7,289)	(6,671)	(1,071)
Accounts receivable, net	462,050	413,481	66,368
Bills receivable	814,822	679,630	109,088
Total accounts and bills receivable, net	1,276,872	1,093,111	175,456

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

The movements of the allowance for doubtful accounts are as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Beginning allowance for doubtful accounts	6,749	7,475	7,289	1,170
Addition charged to (reversal of) bad debt expense	843	994	(618)	(99)
Write-off of accounts receivable	(117)	(1,180)	—	—
Ending allowance for doubtful accounts	7,475	7,289	6,671	1,071

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 30 to 90 days from the date of billing. The Group does not require collateral or other security to support credit sales.

Several subsidiaries of the Company sold bills receivable with recourse to third party financial institutions or endorsed bills receivable with recourse to third party suppliers of raw materials, pharmaceutical products or marketing and promotion services. Under this arrangement, control over the transferred bills receivable is surrendered and the subsidiaries do not retain beneficial interests in the transferred bills receivable.  All of the transferred bills receivable were accounted for as sales and derecognized upon transfer.

For the years ended December 31, 2010, 2011 and 2012, the Group received proceeds from the sale of bills receivable to third party financial institutions of RMB991,385, RMB301,519 and RMB860,149 (US$138,063), respectively. The Group recognized discounts of RMB12,620, RMB7,178 and RMB17,654 (US$2,834) in respect of bills receivable sold to third party financial institutions for the years ended December 31, 2010, 2011 and 2012, respectively, which have been included in interest expense.

As of December 31, 2012, bills receivable of RMB44,180 (US$7,091) were pledged to banks as collateral for short-term bank loans of RMB37,770 (US$6,063).

4                                         Inventories

Inventories by major categories are summarized as follows:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Raw materials	29,804	29,109	4,672
Consumables and packaging materials	19,224	16,225	2,604
Work-in-progress	12,243	13,018	2,090
Finished goods	65,437	62,580	10,045
Total inventories	126,708	120,932	19,411

Inventory write-downs of RMB4,846, RMB3,205 and nil were recognized in cost of materials and production in the consolidated statements of comprehensive income during the years ended December 31, 2010, 2011 and 2012,  respectively.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

5                                         Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	December 31,
	2011	2012	2012
	RMB	RMB	US$

Buildings and leasehold improvements	543,317	583,666	93,685
Machinery and equipment	414,470	447,892	71,892
Motor vehicles	43,973	44,683	7,172
Furniture, fixtures and office equipment	86,207	93,331	14,981
Construction-in-progress	194,196	114,953	18,451
	1,282,163	1,284,525	206,181
Less: accumulated depreciation and amortization	(381,417)	(443,893)	(71,250)
	900,746	840,632	134,931
Deposits for purchase of property, plant and equipment	25,069	12,914	2,073
Property, plant and equipment, net	925,815	853,546	137,004

Depreciation expense of property, plant and equipment is allocated to the following expense items:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US $

Costs of materials and production	32,135	28,526	30,316	4,866
Research and development	14,972	25,222	37,395	6,003
Sales, marketing and distribution	296	302	269	43
General and administrative	29,573	31,269	27,195	4,365
Total depreciation expense	76,976	85,319	95,175	15,277

The Group capitalizes interest cost as a component of the cost of construction in progress. Interest incurred consists of the following:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Interest cost capitalized	4,468	2,741	1,672	268
Interest cost charged to income	19,920	42,342	69,258	11,117
Total interest cost incurred	24,388	45,083	70,930	11,385

6                                         Land use rights

Land use rights consist of the following items:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Land use rights:
- non-current portion	139,707	128,220	20,581
- current portion	3,197	3,024	485
Total land use rights	142,904	131,244	21,066

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

7                                         Acquisitions, disposal of controlling interest, goodwill and intangible assets

(a)                        2012 disposal of controlling interest in connection with establishment of Simcere MSD

Disposal of the controlling interest in Shanghai Simcere Pharmaceutical Co., Ltd (“Shanghai Simcere”)

In May 2012, Simcere Pharmaceutical Co., Ltd. (“Hainan Simcere”), entered into agreement with Merck Sharp & Dohme China Holding Co., Ltd (“MSD China”) to increase the capital injection of Shanghai Simcere Pharmaceutical Co., Ltd (“Shanghai Simcere”) and convert Shanghai Simcere from a wholly owned subsidiary of the Group into an equity joint venture. After the additional capital injection by the Group and MSD China, the Group and MSD China hold 49% and 51% of equity interest in Shanghai Simcere (subsequently renamed as “Simcere MSD (Shanghai) Pharmaceutical Co., Ltd” or “Simcere MSD”), respectively. The Group’s equity interest in Shanghai Simcere reduced from 100% to 49% on July 11, 2012. Shanghai Simcere engages in the distribution and promotion of certain cardiovascular drugs in the PRC.

The disposal of controlling interest in Shanghai Simcere was accounted as transfer of a subsidiary that constitutes a business in exchange for an increase in an equity-method investee. The remaining 49% equity interest in Shanghai Simcere was recorded at RMB53,000 (US$8,507), representing the fair value on the closing date of July 11, 2012. Accordingly, the Company recognised a gain of RMB24,789 (US$3,979), representing the difference of the fair value of 49% equity interest in Simcere MSD of RMB53,000 and the carrying value of Shanghai Simcere and the capital injection by the Group of RMB28,211 (US$4,528).

Investment in and advances to affiliate companies consist of the following items:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Investment in and advances to Shanghai Celgen	91,355	—	—
Investment in Simcere MSD	—	56,785	9,115
Total investment in and advance to affiliate companies	91,355	56,785	9,115

The changes in the carrying amount of investment in and advances to affiliate companies for the years ended December 31, 2011 and 2012 are as follows:

	Investment in and advances to Shanghai Celgen	Investment in Simcere MSD	Total
December 31, 2010	121,220	—	121,220
Interest income from advances to Shanghai Celgen (note 19)	1,827	—	1,827
Repayment from Shanghai Celgen (note 19)	(19,500)	—	(19,500)
Equity in losses of Shanghai Celgen	(12,192)	—	(12,192)
December 31, 2011	91,355	—	91,355
Interest income from advances to Shanghai Celgen (note 19)	828	—	828
Equity in losses of Shanghai Celgen	(10,159)	—	(10,159)
Reclassify the investment in Shanghai Celgen to assets held for sale (note 1(c))	(65,036)	—	(65,036)
Reclassify the advances to Shanghai Celgen to other current assets (note 19(d))	(16,988)	—	(16,988)
Investment in Simcere MSD	—	53,000	53,000
Equity in earnings of Simcere MSD	—	5,300	5,300
Unrealized profit of inventory sold to Simcere MSD	—	(1,515)	(1,515)
December 31, 2012	—	56,785	56,785

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(b)                       2011 acquisitions

Acquisition of the redeemable non-controlling interest in Jilin Boda Pharmaceutical Co., Ltd. (“Jilin Boda”)

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

The put and call options are exercisable after 1 year from the date of acquisition of the 39.19% equity interest in Jilin Boda. The exercise prices for the call and the put options of the 9.80% equity interest in Jilin Boda held by Nanjing Xiangao are the same and equal to RMB43,600 plus 9.80% of the net profit attributable to Jilin Boda for the period beginning January 1, 2010 to the date of the exercise. Accordingly, the non-controlling interest was recorded outside of permanent equity as redeemable non-controlling interest on the consolidated balance sheet and initially recorded at the fair value of RMB45,677 on July 4, 2010.  The Group recognized RMB41,505 as a reduction to additional paid-in-capital which represented the difference between the fair value and the carrying amount of the non-controlling interest on July 4, 2010. Subsequently, the redeemable non-controlling interest is carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interest’s share of net income or loss or (2) the expected redemption value. The change of the carrying amounts of the redeemable non-controlling interest is recognized as net income attributable to redeemable non-controlling interest in the consolidated statements of comprehensive income.

On December 31, 2011, the Group exercised the call option to acquire the remaining 20% equity interest in Nanjing Xiangao for a cash consideration of RMB40,040, being RMB8,791 less than the redemption value. The difference between the redemption value and the carrying amount of the redeemable non-controlling interest was recognized as an addition to the additional paid-in-capital. As a result of the acquisition of the redeemable non-controlling interest, the Group increased its equity interest in Jilin Boda from 90.19% to 99.99%.

Redeemable
Non-controlling
Interest
RMB
Balance as of December 31, 2010	47,453
Income attributable to the redeemable non-controlling interest	1,378
Acquisition of redeemable non-controlling interest	(48,831)
Balance as of December 31, 2011 and December 31, 2012	—

(c)                        2010 acquisitions

Acquisition of a 14.29% equity interest in Nanjing Tung Chit

On April 2, 2010, the Group acquired 14.29% equity interest in Nanjing Tung Chit Pharmaceutical Co., Ltd (“Nanjing Tung Chit”) for cash consideration of RMB6,280. As a result of the acquisition of the additional 14.29% equity interest, Nanjing Tung Chit became a wholly owned subsidiary of the Group. The additional purchase of equity interest in Nanjing Tung Chit did not constitute a change in control. The non-controlling interest was reduced by RMB261 and the Group recognized RMB6,019 as a reduction to additional paid-in-capital which represents the difference between the fair value of the consideration and the carrying amount of the 14.29% non-controlling interest acquired as of the purchase date.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

Acquisition of an additional 39.19% equity interest in Jilin Boda

As described in Note 7(b), the Group acquired 39.19% equity interest in Jilin Boda on July 4, 2010. The additional purchase of equity interest in Jilin Boda did not constitute a change in control. The total purchase consideration was RMB174,185 consisting of i) cash consideration of RMB 170,147 and ii) the difference between the fair value of buildings, machinery and equipment of RMB30,430 transferred to the selling shareholder and RMB 26,392 consideration receivable from the selling shareholder for the transfer of such assets and equity interest. The non-controlling interest was reduced by RMB48,075 upon the completion of this acquisition. The Group recognized RMB126,110 as a reduction to additional paid in capital which represents the difference between the fair value of the consideration and the carrying amount of the 39.19% non-controlling interest acquired as of the purchase date.

(d)                       Intangible assets

The Group’s intangible assets related to the Group’s acquisitions consisted of the following:

	December 31, 2011
	Amortization period	Gross carrying amount	Accumulated amortization	Accumulated impairment	Net carrying amount
	Years	RMB	RMB	RMB	RMB
Customer relationships	4-11	37,418	(29,148)	—	8,270
Developed technologies	7-16	347,640	(111,354)	—	236,286
Product trademarks	6-10	4,303	(3,487)	—	816
Manufacturing and supply licenses	1-5	9,544	(9,544)	—	—
In-process research and development		93,100	—	—	93,100

Total intangible assets		492,005	(153,533)	—	338,472

	December 31, 2012
	Amortization period	Gross carrying amount	Accumulated amortization	Accumulated impairment	Net carrying amount
	Years	RMB	RMB	RMB	RMB
Customer relationships	4-11	37,418	(33,533)	—	3,885
Developed technologies	7-16	347,188	(139,704)	—	207,484
Product trademarks	6-10	4,303	(3,958)	—	345
Manufacturing and supply licenses	1-5	9,544	(9,544)	—	—
In-process research and development		93,100	—	(70,100)	23,000

Total intangible assets		491,553	(186,739)	(70,100)	234,714

Total — US$		78,900	(29,974)	(11,252)	37,674

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

Amortization expense of customer relationships is recognized in sales, marketing and distribution and amortization expense for developed technology, product trademarks and manufacturing and supply licenses is recognized in cost of materials and production. The amortization expense for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Costs of materials and production	31,703	28,330	28,821	4,626
Sales, marketing and distribution	5,425	5,401	4,385	704
Total amortization expense	37,128	33,731	33,206	5,330

The estimated amortization expense of the Group’s intangible assets with definite lives for the year ended December 31 is as follows:

RMB
2013	29,988
2014	28,793
2015	28,505
2016	28,139
2017	22,066

The Group performed its annual impairment test on IPR&D on December 31, 2012. Considering the Group’s business strategy will focus on pharmaceutical business, the Group reassessed the commercialization of its in-process R&D projects of vaccine business and revised the vaccine business plan. Due to lowered expectation for future sales and profitability of the vaccine products currently under development, the Group recognized an impairment loss of RMB70,100 (US$11,252) on IPR&D associated with the acquisition of Jiangsu Quanyi in the consolidated statements of comprehensive income.

(e)                        Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 are as follows:

	Year ended December 31,
	2011	2012	2012
	RMB	RMB	US$
Balance at as of January 1
Gross goodwill	386,334	386,334	62,011
Accumulated impairment losses	(76,398)	(76,398)	(12,263)
Net goodwill as of January 1	309,936	309,936	49,748

Goodwill acquired during the year	—	—	—
Impairment loss	—	(25,316)	(4,063)

Balance as of December 31
Gross goodwill	386,334	386,334	62,011
Accumulated impairment losses	(76,398)	(101,714)	(16,326)
Net goodwill as of December 31	309,936	284,620	45,685

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

In 2009, during the course of the Group’s acquisition of the additional 15% equity interest in Jiangsu Quanyi, the SFDA issued a public notice announcing the initiation of a comprehensive investigation into the quality controls on the production of human use rabies vaccines and ordered Jiangsu Quanyi to halt marketing and production of all products, including human use rabies vaccines. Four batches of human use rabies vaccines manufactured by Jiangsu Quanyi between July and October 2008 were found to have quality problems based on preliminary investigation by the SFDA. In May 2010, upon the completion of the SFDA investigation, Jiangsu Quanyi was fined RMB25,638 for sale of substandard human use rabies vaccines; Jiangsu Quanyi was required to bear the cost of patient re-vaccinations of up to RMB23,034;  Jiangsu Quanyi had its Good Manufacturing Practice (“GMP”) certificate for the production of human use rabies vaccines  revoked and, certain of Jiangsu Quanyi’s employees were prohibited to engage in the production and marketing of pharmaceutical products for a period of ten years. Such employees were also subject to a criminal investigation.

As of December 31, 2009, the Group had recognized an accrual of RMB50,300 for the matter described above, representing the penalty of RMB25,638 by Changzhou Food and Drug Administration, RMB23,034 for the cost for re-vaccinations and a penalty of RMB1,628 levied by the People’s Court of Tianning district, Changzhou. As of December 31, 2012, RMB45,266 (US$7,266) of the penalty and cost for re-vaccinations was paid and the remaining balance of RMB5,034 (US$808) was included in other current liabilities. Management determined that the contingency that existed at December 31, 2009, being the SFDA investigation which was based on events and facts and circumstances that existed at the acquisition date, and the resolution of the contingency subsequent to December 31, 2009 provided an indication that the fair value of the reporting unit was below its carrying amount as of December 31, 2009.

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

The Group reached a settlement agreement with certain former shareholders of Jiangsu Quanyi in the second quarter of 2011, in respect of the acquisition of a 37.5% equity interest in Jiangsu Quanyi. Pursuant to the settlement agreement, the Group received a total of RMB50,000 in 2011, which was recognized as other operating income for the year ended December 31, 2011. In March 2012, the Group reached a settlement agreement with the selling shareholders and former directors of China Vax, in respect of the acquisition of 100% equity interest in China Vax. China Vax is a Cayman Islands investment holding company which then holds 15% equity interest in Jiangsu Quanyi. Pursuant to the settlement agreement, the Group agreed to pay US$2,030 of the remaining consideration payable of US$4,511 to the selling shareholders of China Vax. The reduction of the consideration payable of US$2,481 (RMB15,650) representing the difference between US$4,511 previously recognized as consideration payable (included in other current liabilities) and US$2,030, the settlement amount was recognized as other operating income for the year ended December 31, 2012.

During the year ended December 31, 2011, the Group underwent a restructuring of the vaccine reporting unit.  Jiangsu Quanyi established a subsidiary, Jiangsu Simcere Vaxtec Bio-Pharmaceutical Co., Ltd. (“Jiangsu Vaxtec”), to take over the vaccine business from Jiangsu Quanyi. Jiangsu Vaxtec obtained the GMP certificate of influenza vaccine and commenced production in March 2013.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

 (Amounts expressed in thousands, except share data)

The Group performed its annual goodwill impairment test as of December 31, 2012. Considering the Group’s business strategy will focus on pharmaceutical business, the Group reassessed the commercialization of in-process R&D projects of vaccine business and revised the vaccine business plan. As a result, in 2012, a goodwill impairment loss of RMB25,316 (US$4,063) was recognized in the vaccine reporting unit since the carrying amount of the reporting unit was greater than the fair value of the reporting unit (as determined using the expected present value of future cash flows) and the carrying amount of the reporting unit goodwill exceeded the implied fair value of that goodwill.

8                                         Short-term borrowings

Short-term borrowings consist of the following:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Unsecured government loan	8,000	18,000	2,889
Unsecured bank loans	710,000	620,009	99,518
Secured bank loans (note 3)	98,150	37,770	6,063
Total	816,150	675,779	108,470

Short-term bank loans bear fixed interest rates ranging from 6.10% to 7.93% per annum in 2011 and from 5.60% to 7.02% per annum in 2012, respectively. The weighted average effective interest rates on short-term borrowings outstanding as of December 31, 2011 and 2012 were 6.93% and 5.92% per annum, respectively.

As of December 31, 2011 and 2012, the Group had unutilized banking facilities of RMB266,000 and RMB280,000  (US$44,943), respectively.

9                                         Long-term borrowings

Long-term borrowings consist of the following:

	December 31,
	2011	2012	2012
	RMB	RMB	US$

Unsecured government loan with free interest	—	2,000	321
Total long-term borrowings	—	2,000	321

The unsecured government loan which is interest-free and due on February 9, 2015, does not contain any financial covenants or subjective acceleration clauses.

10                                  Income tax

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgins Islands, the Company and its subsidiaries incorporated in these jurisdictions are not subject to any income tax on their income or capital gains. In addition, upon receipt of payments of dividends by these companies, no Cayman Islands or British Virgins Islands withholding tax is imposed.

United States

Simcere of America Inc. (“Simcere America”) is incorporated in the United States and is subject to United States federal and state income taxes. The applicable income tax rate is approximately 41%.

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

The CIT law and its relevant regulations provide a five-year transition period for those enterprises which were established before March 16, 2007 and which were entitled to a preferential income tax rate of 15% under the then effective tax laws and regulations, and also grandfather certain tax holidays until they expire. The transitional tax rates are 22%, 24% and 25% for 2010, 2011 and 2012 onwards, respectively.

Further, under the CIT law and its relevant regulations, entities that qualify as “Advanced and New Technology Enterprises” (“ANTEs”) are entitled to a preferential income tax rate of 15%.

The Company’s PRC subsidiaries are subject to income tax at 25%, except for the following:

•                                          Hainan Simcere is subject to income tax at 11%, 15%, 15%, 15% and 25% for 2010, 2011, 2012, 2013 and 2014 onwards, respectively.

•                                          Shandong Simcere is subject to income tax at 11%, 12%, 15%, 15% and 25% for 2010, 2011, 2012, 2013 and 2014 onwards, respectively.

•                                          Nanjing Simcere Dongyuan Pharmaceutical Co., Ltd. (“Nanjing Simcere”) is subject to income tax at 12.5% for 2010, 15% from 2011 to 2014 and 25% from 2015 onwards.

•                                          Shanghai Simcere is subject to income tax at 22%, 24% and 25% for 2010, 2011 and 2012, respectively. The Group lost its controlling interest in Shanghai Simcere in July 2012.

•                                          Jilin Boda and Wuhu Simcere Zhong Ren Pharmaceutical Co., Ltd. (“Simcere Zhong Ren”) are subject to income tax rate at 15% from 2010 to 2013 and 25% from 2014 onwards.

•                                          Jiangsu Quanyi is subject to income tax at 15% for 2010 and 25% from 2011 onwards.

The CIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As of December 31, 2012, the Group has not recognized a deferred tax liability of RMB109,623 (US$17,596) for undistributed earnings of RMB1,096,232 (US$175,957) generated by the PRC subsidiaries from 2008 to 2012 since the Group plans to indefinitely reinvest these earnings in the PRC.

The components of earnings (losses) before income taxes are as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Cayman Islands	(34,040)	(33,323)	(25,009)	(4,014)
British Virgin Islands	(18,287)	(13,516)	4,756	763
United States	—	(4,947)	224	36
PRC	247,620	168,244	45	7
Total	195,293	116,458	(19,984)	(3,208)

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(a)                       Income taxes

Income tax expense (benefit) represents the following PRC and United states current income tax expense and deferred tax benefit:

	Current	Deferred	Total	Total
	RMB	RMB	RMB	US$
Year ended December 31, 2010
PRC	38,362	(27,722)	10,640
United States	—	—	—
	38,362	(27,722)	10,640

Year ended December 31, 2011
PRC	30,837	(66,208)	(35,371)
United States	—	—	—
	30,837	(66,208)	(35,371)

Year ended December 31, 2012
PRC	35,906	(39,598)	(3,692)	(593)
United States	—	(1,889)	(1,889)	(303)
	35,906	(41,487)	(5,581)	(896)

(b)                       Unrecognized tax benefits

The following table summarizes the movement of unrecognized tax benefits:

	2010	2011	2012
	RMB	RMB	RMB
Balance at January 1	19,928	19,928	19,928
Increase related to current year tax positions	—	—	—
Balance at December 31	19,928	19,928	19,928
Balance at December 31 — US$			3,199

Unrecognized tax benefits of RMB19,928 as of each year end, if recognized, would affect the Group’s effective income tax rate. For the years ended December 31, 2010, 2011 and 2012, the Group accrued interest of RMB1,032, RMB1,032 and RMB1,032 (US$166), respectively, related to unrecognized tax benefits. As of December 31, 2010, 2011 and 2012, total recognized cumulative accrued interest related to unrecognized tax benefits were RMB2,665 and RMB3,697 and RMB4,729 (US$759), respectively. The Group did not recognize any penalty related to unrecognized tax benefits. The unrecognized tax benefits and related accrued cumulative interest were included in other liabilities in the consolidated balance sheets. Management believes that it is reasonably possible that approximately RMB5,733 (US$920) of the unrecognized tax benefits as of December 31, 2012, may be recognized in the next twelve months as a result of a lapse of the statute of limitations.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$16). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries for the tax years beginning from 2002 are open to examination by the PRC state and local tax authorities.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(c)                        Reconciliation of expected income tax to actual income tax expense

The actual income tax expense (benefit) reported in the consolidated statements of income differs from the amounts computed by applying the PRC statutory income tax rate at 25% to earnings (losses) before income taxes as a result of the following:

		Year ended December 31,
	Note	2010	2011	2012	2012
		RMB	RMB	RMB	US$

Computed “expected” income tax expense		48,823	29,114	(4,996)	(802)
Non-deductible expense
Entertainment expense		2,373	3,746	5,710	917
Share based compensation cost		7,775	7,335	5,109	820
Reversal of deferred tax assets on accounts receivable		303	—	8,276	1,328
Penalty for quality issue of rabies vaccine		750	—	—	—
Staff costs		554	262	—	—
Impairment charges		—	—	6,329	1,016
R&D expense bonus deduction		(1,239)	(1,451)	(16,352)	(2,625)
Deemed income for free samples		7,437	4,713	2,320	372
Non-taxable income		(2,101)	(12,500)	—	—
Tax rate differential and preferential rate		(24,200)	(19,982)	(18,641)	(2,992)
Tax rate differential for a non-PRC entity		—	(742)	36	6
Effect of tax holiday	(a)	(29,942)	(7,011)	—	—
Non-PRC entities not subject to income tax		5,307	4,375	(46)	(7)
Change in valuation allowance		(6,855)	(42,078)	5,411	869
Interest for unrecognized tax benefits		1,032	1,032	1,032	166
Change in enacted tax rates or tax status		—	(2,686)	2,095	336
Intercompany intellectual property transfer		(594)	(730)	(1,555)	(250)
Others		1,217	1,232	(309)	(50)
Actual income tax expense (benefit)		10,640	(35,371)	(5,581)	(896)

Notes:

(a)                                 The effect of tax holiday increased the Group’s net income by RMB29,942 and RMB7,011 for the year ended December 31, 2010 and 2011. The Group did not enjoy any tax holiday for the year ended December 31, 2012. Consequently, the effect of the tax holiday increased the Group’s basic and diluted earnings per share for such periods as follows:

	Year ended December 31,
	2010	2011
	RMB	RMB
Increase in earnings per share:
Basic	0.28	0.06
Diluted	0.27	0.06

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(d)                       Deferred taxes

The tax effects of the Group’s temporary differences that give rise to significant portions of the deferred tax asset and liabilities are as follows:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Deferred tax assets:
Property, plant and equipment	9,086	10,405	1,670
Intangible assets	4,761	4,001	642
Accounts receivable	10,399	1,668	268
Inventories	3,014	1,532	246
Tax loss carryforwards	48,571	76,058	12,208
Accruals	53,462	53,902	8,652
Government grants	4,724	16,261	2,610
Total gross deferred tax assets	134,017	163,827	26,296
Valuation allowance	(2,340)	(7,751)	(1,244)
Net deferred tax assets	131,677	156,076	25,052
Deferred tax liabilities
Intangible assets and land use right	(77,552)	(54,396)	(8,731)
Property, plant and equipment	(5,152)	(4,166)	(669)
Investment in an affiliated company	—	(7,143)	(1,146)
Government grant	(2,492)	(2,403)	(386)
	(85,196)	(68,108)	(10,932)

Net deferred tax assets	46,481	87,968	14,120

Classification on consolidated balance sheets
Current:	79,620	111,706	17,930
Non-current (included in other non-current assets):	13,109	32,382	5,198
Deferred tax liabilities:
Non-current portion	(46,248)	(56,120)	(9,008)

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

As of December 31, 2012, the Group recognized net deferred tax assets of RMB87,968 (US$14,120), among of which, certain subsidiaries recognized net deferred tax assets of RMB128,757 (US$20,667) and certain subsidiaries recognized net deferred tax liabilities of RMB40,789 (US$6,547), respectively. The subsidiaries in cumulative loss position recognized RMB127,265 (US$20,427) of net deferred tax assets, mainly arising from the gross deferred tax assets of RMB73,775 (US$11,842) and RMB46,484 (US$7,461) relating to RMB292,269 (US$46,912) in tax loss carryforwards and RMB185,935 (US$29,845) in accrual. Among RMB292,269 (US$46,912) of tax loss carryforwards, RMB287,546 (US$46,154) were contributed by the Group’s PRC subsidiaries, which will expire in varying amounts in 2015, 2016 and 2017, respectively, and the remaining RMB4,723 (US$758) were contributed by the Group’s United States subsidiary, which will expire in 2031. Realization is dependent on generating sufficient taxable income prior to expiration of the tax loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

For the years ended December 31, 2011 and 2012, the change in valuation allowance was a decrease of RMB42,078 and an increase of RMB5,411 (US$869), respectively. As of December 31, 2012, valuation allowances were provided against the deferred tax assets of Sichuan Zigong Yirong Industrial Co., Ltd. (“Sichuan Simcere”) and Jiangsu Quanyi, which was at cumulative loss positions. The increase in valuation allowance in 2012 was mainly due to the valuation allowance of RMB7,390 (US$1,186) provided against the deferred tax assets of Sichuan Simcere and Jiangsu Quanyi, which was offset by the reversal of valuation allowance provided against the deferred tax assets of Simcere America by RMB1,979 (US$318). Simcere America generated taxable income in 2012 and expects to generate further taxable income for it to utilize or recover its deferred tax assets.

Tax loss carryforwards of the Group’s PRC subsidiaries amounted to RMB302,047 (US$48,482) as of December 31, 2012, of which RMB238, RMB30,493, RMB115,056 and RMB156,260 will expire if unused by December 31, 2014, 2015, 2016 and 2017, respectively. Tax loss carry forwards of the Group’s United States subsidiary amounted to US$758 (RMB4,723) as of December 31, 2012, which will expire if unused by December 31, 2031.

11                                  Other current liabilities

Other current liabilities consist of the following:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Accrued marketing, traveling and conference expenses	120,545	104,950	16,846
Accrued construction costs and payable for acquisition of property, plant and equipment	69,046	39,829	6,393
VAT payable	48,304	46,629	7,484
Provision for rabies vaccine re-inoculation cost and penalty (note 7(e))	19,534	5,034	808
Government grants (note (a))	76,660	86,343	13,859
Payable for acquisitions (note (b))	41,810	—	—
Security deposits from employees and agents (note (c))	22,835	17,923	2,877
Customer receipts in advance	4,909	5,666	909
Accrued research and development expenses	5,640	10,484	1,683
Accrued legal and professional fees	3,093	3,670	589
Other accrued liabilities (note (d))	58,476	57,940	9,300
Income taxes payable	11,039	15,729	2,525
Amount due to related party	8,788	10,025	1,609
Total other current liabilities	490,679	404,222	64,882

Notes:

(a)    The amounts represent the deferred portion of conditional and refundable government grants received but not recognized since the conditions are subject to future events.

(b)    As of December 31, 2011, the outstanding balance includes unpaid consideration payable of RMB28,422 for the acquisition of the additional 15% equity interest in Jiangsu Quanyi, unpaid consideration payable of RMB4,400 for the acquisition of the additional 39.19% equity interest in Jilin Boda and unpaid consideration payable of RMB8,988 for the acquisition of the redeemable non-controlling interest in Jilin Boda. These consideration payables were all settled as of December 31, 2012.

(c)    The amounts represent refundable cash security deposits received from certain employees and from third party marketing agents.

(d)    Other accrued liabilities relate to accruals for reimbursement payable to employees, other taxes and other miscellaneous expenses.

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

For the years ended December 31, 2010, 2011 and 2012, the Company’s subsidiaries made appropriation to these statutory reserve funds of RMB31,048 and RMB16,834 and RMB14,928 (US$2,396), respectively. The accumulated balance of the statutory reserve funds maintained at the Company’s PRC operating subsidiaries as of December 31, 2011 and 2012 were RMB213,622 and RMB228,550 (US$36,685), respectively.

13                                  Pension and other postretirement benefits

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee at a rate of approximately 20% on a standard salary base as determined by the local Social Security Bureau to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees in the PRC. Contributions of RMB15,644, RMB22,665 and RMB24,163 (US$3,878) for the years ended December 31, 2010, 2011 and 2012, respectively, were charged to expense. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

14                                  Commitments and contingencies

(a)                       Operating lease commitments

The Group leases certain offices under various operating lease arrangements. The rental expenses under the operating leases was RMB1,493, RMB6,008 and RMB7,623 (US$1,224) for the years ended December 31, 2010, 2011 and 2012, respectively. In the normal course of business, leases that expire are renewed or replaced by leases on other properties. As of December 31, 2012, the Group’s future minimum rental payment under non-cancellable operating leases is as follows:

December 31, 2012
RMB
2013	1,792
2014	367
2015	234
2016	3
2017	3
Thereafter	12
Total	2,411

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

(b)                       Commitments

As of December 31, 2012, the Group’s capital commitments for purchase of machinery and equipment are RMB863 (US$139).

As of December 31 2012, the Group’ commitments for research and development projects is RMB22,776 (US$3,656).

(c)                        Depositary receipt facility

During the years ended December 31, 2010, 2011 and 2012, the Company received an incentive payment of RMB1,056, RMB1,025 and RMB1,006 (US$160) respectively, which is recognized as other income in the consolidated statements of comprehensive income, from a bank in order to provide that bank with the exclusive right to manage the Company’s American Depositary Receipt (ADR) program. Under the terms of the depositary receipt facility with the bank, in the event the Company terminates the ADR program or the number of ADRs outstanding declines by more than 50%, the Company must reimburse the bank up to the amount that equates to total incentive payments received by the Company of RMB24,635 (US$3,954) as of December 31, 2012.

(d)                       Sales of bills receivable commitments

As of December 31, 2011 and 2012, outstanding bills receivable discounted with third party financial institutions and endorsed to third party suppliers for which the Group has a recourse obligation amounted to RMB40,560 and RMB155,046 (US$24,887), respectively. The Group has not historically experienced credit losses with respect to bills receivable sold or endorsed with recourse. No recourse liability was recognized as of December 31, 2011and 2012 as the estimated fair value of the recourse obligation was immaterial.

15                                  Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Numerator for basic and diluted earnings per share:

Net income attributable to Simcere Pharmaceutical Group	172,411	178,389	56,957	9,142

Denominator:
Basic weighted average number of ordinary shares outstanding	108,321,562	109,738,705	106,996,531	106,996,531
Effect of dilutive options and non-vested shares	3,036,234	786,552	374,299	374,299
Diluted weighted average number of ordinary shares outstanding	111,357,796	110,525,257	107,370,830	107,370,830
Basic earnings per share	1.59	1.63	0.53	0.09
Diluted earnings per share	1.55	1.61	0.53	0.09

The computation of diluted earnings per share for the years ended December 31, 2010, 2011 and 2012 did not assume exercise of 978,000, 857,700 and 729,700 share options, respectively, because the exercise prices of the share options were greater than or equal to the average price of the ordinary shares during the year, and therefore their inclusion would have been anti-dilutive.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

16                                  Revenue

Revenue by product category is summarized as follows:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cardiovascular and Cerebrovascular	800,979	779,846	755,164	121,212
Antibiotics	435,797	313,464	356,013	57,144
Anti-cancer	417,199	522,373	556,150	89,268
Anti-inflammatory drugs	219,550	185,441	202,767	32,546
Vaccine	62,947	222	241	39
Other medicines	204,626	239,201	212,631	34,130
Total revenue	2,141,098	2,040,547	2,082,966	334,339

17                                  Share-based compensation

On November 13, 2006 and July 31, 2008, the shareholders of the Company adopted the 2006 Share Incentive Plan (the “2006 Share Incentive Plan”) and the 2008 Share Incentive Plan (the “2008 Share Incentive Plan”) which provides for the granting of options, share appreciation rights, and other share-based awards such as non-vested shares to the directors and employees of the Group. The board of directors and shareholders of the Company has authorized the issuance of up to 12,000,000 and 6,250,000 ordinary shares upon exercise of awards granted under the 2006 Share Incentive Plan and the 2008 Share Incentive Plan, respectively.

Share options

The following is a summary of share options granted during the year ended December 31, 2010. No options were granted in 2011 or 2012 under the 2006 Share Incentive Plan.

	Year ended December 31,
	2010		2011	2012
Total number of share options granted	978,000		—	—
Weighted average exercise price per share (US$/share)	US$	4.545	—	—
Weighted average vesting period (in years)	3.00		—	—
Weighted average contractual life (in years)	6.00		—	—

Management has determined, based on the Black-Scholes-Merton option-pricing model, that the weighted average grant-date fair value per option was approximately US$2.35 (RMB15.51 translated at the exchange rate on December 31, 2010) or an aggregate of RMB15,169 for the years ended December 31, 2010.

The weight average assumptions used in determining the fair value of the share options granted during the year ended December 31, 2010 are provided as follows:

	Year ended December 31,
	2010	2011	2012
Valuation assumptions
Expected term (in years)	4.5	—	—
Expected volatility	64.73%	—	—
Expected dividend	0%	—	—
Risk-free rate	0.75%-1.41%	—	—

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

A summary of stock option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		US$	Years	US$
Balance as of December 31, 2009	—	—
Granted	978,000	4.55
Balance as of December 31, 2010	978,000	4.55
Exercised	(800)	4.55
Forfeited	(119,500)	4.55
Balance as of December 31, 2011	857,700	4.55
Forfeited	(128,000)	4.55
Balance as of December 31, 2012	729,700	4.55	2.67	(383)
Vested and expected to vest as of December 31, 2012	654,543	4.55	2.67	(344)
Exercisable as of December 31, 2012	296,200	4.55	2.67	(156)

The total fair value of share options vested during the years ended December 31, 2011 and 2012 was RMB4,899 and RMB3,596 (US$577), respectively. No share option was vested during the year ended December 31, 2010. The total intrinsic values of options exercised during the years ended December 31, 2011 was RMB2 (US$0.3). No share options were exercised during the year ended December 31, 2010 and 2012.

As of December 31, 2012, there was RMB5,734 (US$920) of total unrecognized compensation cost related to share options that is expected to be recognized on a straight line basis over a weighted average period of 2.67 years.

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

A total of 154 directors and employees accepted the offer and tendered an aggregate of 9,802,400 options in exchange for 1,833,990 vested shares and 2,916,028 non-vested shares on May 7, 2009, the modification date. The exchange ratio was determined based on the fair value of the vested and non-vested shares divided by the fair value of the share options surrendered. The exchange of the share option awards for the vested and non-vested shares was accounted for as a modification of awards which involves a cancellation of the original award and an issuance of a new award. The effect of this award modification on share-based compensation expense over the remaining requisite service period was not significant.

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

During the years ended December 31, 2010, 2011 and 2012, 870,000, 364,000 and 4,140,000 non-vested shares were granted, respectively, under the 2006 Share Incentive Plan with terms ranging from 3 to 5 years. During the years ended December 31, 2012, 2,000,000 non-vested shares were granted under the 2008 Share Incentive Plan with a term of 5 years.

During the years ended December 31, 2010, 2011 and 2012, 518,322, 243,870 and 213,388 non-vested shares were exercised, respectively.

A summary of non-vested shares activity is as follows:

	Number of non-vested shares	Weighted average grant- date fair value
		US$
Balance as of January 1, 2010	2,056,830	3.44
Granted	870,000	4.48
Vested	(993,068)	3.47
Forfeited	(13,336)	3.38
Balance as of December 31, 2010	1,920,426	3.90
Granted	364,000	5.96
Vested	(1,035,452)	3.64
Forfeited	(248,548)	3.78
Balance as of December 31, 2011	1,000,426	4.94
Granted	6,140,000	3.84
Vested	(378,346)	4.83
Forfeited	(96,988)	4.53
Balance as of December 31, 2012	6,665,092	3.94
Vested but not exercised as of December 31, 2012	3,683,152	3.59

The total fair value of non-vested shares vested during the years ended December 31, 2010, 2011 and 2012 was RMB33,759, RMB30,727 and RMB10,296 (US$1,653).

As of December 31, 2012, there was RMB147,385 (US$23,657) of total unrecognized compensation cost related to non-vested shares that is expected to be recognized on a straight-line basis over a weighted average period of 4.54 years.

Share-based compensation cost is included in the following captions:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Research and development expenses	3,599	3,960	2,575	413
Sales, marketing and distribution expenses	3,810	5,414	4,341	697
General and administrative expenses	23,690	19,967	13,521	2,170
Total share-based compensation	31,099	29,341	20,437	3,280

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

In 2010, the Company repurchased and cancelled an aggregate of 2.1 million ADSs at an average per share price of US$4.37 for a total cost of US$18,831, including US$178 handling charges. In 2011, the Company repurchased an aggregate of 0.6 million ADSs at an average per share price of US$3.86 for a total cost of US$5,048, including US$52 handling charges, and cancelled these ADSs in 2012. In 2012, the Company repurchased an aggregate of 2.3 million ADSs at an average per share price of US$4.21 (RMB26.23) for a total cost of US$19,291 (RMB121,923), including US$182 (RMB1,134) handling charges. 2.0 million ADSs was cancelled in 2012 and the remaining 0.3 million ADSs was cancelled in 2013.

19                                  Related party transactions

For the years presented, the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Purchase of packaging and raw materials from related parties (note (a))	23	454	494	79
Sales of products to related parties (note (b))	6,158	8,678	34,852	5,594
Interest income from loan to a related party (note (c))	1,274	1,506	1,130	181
Repayment from a related party (note (c))	—	1,325	8,303	1,333
Interest income from advances to an affiliated company (note (d))	1,485	1,827	828	133
Advance to an affiliated company (note (d))	12,600	—	—	—
Repayment from an affiliated Company (note (d))	—	19,500	—	—
Interest expense from loans to related parties (note (e))	—	—	270	43
Borrowing of loans from related parties (note (e))	—	—	15,000	2,408
Repayment of loans to related parties (note (e))	—	—	15,000	2,408
Advance to a related party for research and development services (note (c))	—	—	5,020	806

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Due from related parties:
Current portion	9,661	32,912	5,283
Non-current portion	16,000	6,000	963
Due from related parties (note (c) and (d))	25,661	38,912	6,246
Advances to an affiliated company (note (d))	16,160	—	—
Due to related parties (note (f) and note 11)	8,788	10,025	1,609

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

Notes:

(a)            The Group purchased packaging and raw materials from a non-controlling shareholder of a subsidiary and a company in which a major shareholder of the Company has an equity interest.

(b)            The Group sold pharmaceutical products to the companies in which a major shareholder of the Company has an equity interest and the affiliated company, Simcere MSD.

(c)             The Group lent a secured loan with principal of RMB21,600 to a non-controlling shareholder of a subsidiary. The secured loan bears a floating interest rate equal to RMB benchmark lending rates of financial institutions multiplied by 120% and is secured by non-controlling shareholder’s entire equity interest in the subsidiary. As agreed in the renewed loan contract on July 1, 2011, the loan would be repaid in several installments, RMB5,600, RMB10,000 and RMB6,000 being repaid before June 30, 2012, 2013 and 2014, respectively. As of December 31, 2011, RMB5,600 of principal and RMB2,155 of accrued interest were classified as current portion of amount due from related parties and the remaining RMB16,000 were classified as non-current portion of amount due from related parties. As of December 31, 2012, the unpaid principal of RMB10,000 (US$1,605) due on June 30, 2013 and accrued interest of RMB582 (US$93), were classified as current portion of amount due from related parties and the unpaid principal of RMB6,000 (US$963) due on June 30, 2014 was classified as non-current portion of amount due from related parties.

The current portion of amounts due from related parties related to transactions described in note (b) above as of December 31, 2011 and 2012 were RMB774 and RMB322 (US$52), respectively. These amounts were interest-free, unsecured and repayable on demand. The current portion as of December 31, 2011 and 2012 also included advance payment of RMB1,132 and RMB5,020 (US$806) to related parties and the amount is interest-free, unsecured and repayable on demand.

(d)        The Group lent unsecured loans to the affiliated company, Shanghai Celgen. As of December 31, 2011, the amount included the loan principal of RMB12,600 and the accrued interest of RMB3,560. As described in note 1(c), the investment in Shanghai Celgen was classified as assets held for sale as of December 31, 2012. As agreed in the renewed loan contract on October 28, 2012, the loan would be repaid on April 30, 2013. Accordingly, the related loan principal of RMB12,600 (US$2,023) and the accrued interest of RMB4,388 (US$704) were classified as current portion of amount due from related parties as of December 31, 2012.

(e)             The Group borrowed loans of RMB15,000 (US$2,408) from related parties for daily operation in 2012 and repaid it in 2012. The related interest was RMB270 (US$43).

(f)              The amount as of December 31, 2011 represented the unpaid dividend declared by Simcere Zhong Ren in 2011 attributable to the non-controlling shareholder. The amount as of December 31, 2012 represented the sales commission payable to Simcere MSD of RMB9,892 (US$1,588) and the purchased material payable to a non-controlling shareholder of Simcere Zhong Ren of RMB133 (US$21).

20                                  Collaborative arrangements

On December 12, 2008, the Group entered into an agreement to collaborate on the co-development and production of humanized antibody therapeutics for tumors with Epitomics, Inc., a provider of humanized rabbit monoclonal antibodies for therapeutic use. Under the agreement, the Group and Epitomics, Inc. will collaborate on pre-clinical and clinical trials, product manufacturing, and product distribution in the international markets. The Group will have the exclusive production and distribution rights in China. The Group agreed to pay a total funding of up to US$5,000 (RMB31,150) of which US$1,000 was paid in 2009 to acquire the license rights of in-process R&D materials in China. US$1,000 (RMB6,230) was paid in 2012 upon receipt of clinical trial approval from the China Food and Drug Administration of the PRC. The remaining US$3,000 (RMB18,690) will be paid at various dates upon the achievement of certain milestones as set forth under the agreement.

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

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

As at December 31, 2012, the subject pharmaceutical was still undergoing development and has not reached the stage of commercialization in China or outside of China, and therefore no revenue or profits have been generated from this project. There was also no significant related development costs incurred outside of China during 2012.

21                                  Fair value measurements

Management used the following methods and assumptions to estimate the fair value of financial instruments as of December 31, 2011 and 2012:

•                Short-term financial instruments (pledged bank deposits, trade accounts receivable, bills receivable and other receivables, amounts due from related parties, short-term borrowings, trade accounts payable, amounts due to related parties, and other payables and accrued liabilities) — their carrying amounts approximated their respective fair values because of the short maturity period.

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

•                The fair value of investment in an affiliate company, goodwill and IPR&D is determined by estimating the expected present value of future cash flows without reference to observable market transactions.

22                                  Simcere Pharmaceutical Group (parent company)

Relevant PRC statutory laws and regulation permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations.

As of December 31, 2011 and 2012, RMB213,622 and RMB228,550 (US$36,685) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s PRC subsidiaries, respectively.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of registered capital and statutory reserves that amounted to RMB1,117,665 and RMB1,269,613 (US$203,787)  as of December 31, 2011 and 2012, respectively.

The following presents condensed unconsolidated financial information of the parent company only.

Condensed Balance Sheets

	December 31,
	2011	2012	2012
	RMB	RMB	US$

Cash	13,487	11,667	1,873
Other current assets	1,022	1,499	240
Due from subsidiaries	555,885	432,643	69,444
Investment in subsidiaries	1,509,755	1,592,867	255,673
Total assets	2,080,149	2,038,676	327,230

Due to subsidiaries	23,522	23,524	3,776
Other current liability	446	3,026	486
Total shareholders’ equity	2,056,181	2,012,126	322,968
Total liabilities and equity	2,080,149	2,038,676	327,230

Simcere Pharmaceutical Group and Subsidiaries

Notes to Consolidated Financial Statements

(Amounts expressed in thousands, except share data)

Condensed Statements of operations

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Equity in earnings of subsidiaries	206,451	211,712	81,966	13,156
Operating expense	(34,797)	(33,737)	(25,963)	(4,167)
Interest income	1	1	2	—
Foreign currency exchange loss, net	(327)	(612)	(54)	(9)
Other income	1,083	1,025	1,006	162
Earnings before income taxes	172,411	178,389	56,957	9,142
Income taxes	—	—	—	—
Net income	172,411	178,389	56,957	9,142

Condensed Statements of Cash Flows

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

Net cash used in operating activities	(786)	(3,668)	(2,370)	(380)
Net cash (used in) provided by financing activities	(4,582)	4,407	575	92
Effect of exchange rate changes on cash and cash equivalent	(486)	(1,315)	(25)	(4)
Net decrease in cash	(5,854)	(576)	(1,820)	(292)
Cash at the beginning of the year	19,917	14,063	13,487	2,165
Cash at the end of the year	14,063	13,487	11,667	1,873